Form 20-F
period 2019-12-31
Sundial Growers Inc.
filed 2020-03-31
CIK 1766600

UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 20-F

(Mark One)

☐	REGISTRATION STATEMENT PURSUANT TO SECTION 12(b) OR (g) OF THE SECURITIES EXCHANGE ACT OF 1934

OR

☒	ANNUAL REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the fiscal year ended December 31, 2019

OR

☐	TRANSITION REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

for the transition period from                      to

OR

☐	SHELL COMPANY REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

Date of event requiring this shell company report

Commission file number: 001-39005

Sundial Growers Inc.

(Exact name of Registrant as specified in its charter)

#200, 919 - 11 Avenue SW

Calgary, AB, Canada, T2R 1P3

Tel.: (403) 948-5227

Securities registered or to be registered, pursuant to Section 12(b) of the Act

Title of each class	Trading Symbol(s)	Name of each exchange on which registered

Common Shares	SNDL	Nasdaq Global Select Market

Securities registered or to be registered pursuant to Section 12(g) of the Act.

None

(Title of Class)

Securities for which there is a reporting obligation pursuant to Section 15(d) of the Act

None

(Title of Class)

Indicate the number of outstanding shares of each of the issuer’s classes of capital stock or common stock as of the close of business covered by the annual report. As at December 31, 2019, 107,180,423 common shares were issued and outstanding.

Indicate by check mark if the registrant is a well-known seasoned issuer, as defined in Rule 405 of the Securities Act.    Yes  ☐    No  ☒

If this report is an annual or transition report, indicate by check mark if the registrant is not required to file reports pursuant to Section 13 or 15(d) of the Securities Exchange Act of 1934.    Yes  ☐    No  ☒

Indicate by check mark whether the registrant (1) has filed all reports required to be filed by Section 13 or 15(d) of the Securities Exchange Act of 1934 during the preceding 12 months (or for such shorter period that the registrant was required to file such reports), and (2) has been subject to such filing requirements for the past 90 days.    Yes  ☒    No  ☐

Indicate by check mark whether the registrant has submitted electronically every Interactive Data File required to be submitted pursuant to Rule 405 of Regulation S-T (§232.405 of this chapter) during the preceding 12 months (or for such shorter period that the registrant was required to submit such files).    Yes  ☒    No  ☐

Indicate by check mark whether the registrant is a large accelerated filer, an accelerated filer, a non-accelerated filer, or an emerging growth company. See the definitions of “large accelerated filer,” “accelerated filer,” and “emerging growth company” in Rule 12b-2 of the Exchange Act.

Large accelerated filer ☐	Accelerated filer ☐	Non-accelerated filer ☒	Emerging growth company ☒

If an emerging growth company that prepares its financial statements in accordance with U.S. GAAP, indicate by check mark if the registrant has elected not to use the extended transition period for complying with any new or revised financial accounting standards † provided pursuant to Section 13(a) of the Exchange Act.  ☐

Indicate by check mark which basis of accounting the registrant has used to prepare the financial statements included in this filing:

U.S. GAAP ☐	International Financial Reporting Standards as issued by the International Accounting Standards Board ☒	Other ☐

If “Other” has been checked in response to the previous question indicate by check mark which financial statement item the registrant has elected to follow.    Item 17  ☐    Item 18  ☐

If this is an annual report, indicate by check mark whether the registrant is a shell company (as defined in Rule 12b-2 of the Exchange Act).     Yes  ☐    No  ☒

INTRODUCTION

Unless otherwise indicated, all references in this annual report on Form 20-F (the “Annual Report”) to “Sundial,” “we,” “our,” “us,” “the Company” or similar terms refer to Sundial Growers Inc. and its consolidated subsidiaries. We publish our consolidated financial statements in Canadian dollars. In this Annual Report, unless otherwise specified, all monetary amounts are in Canadian dollars, all references to “$,” “C$,” “CDN$,” “CAD$,” and “dollars” mean Canadian dollars and all references to “US$” or “USD”, mean United States dollars.

Unless otherwise indicated, all references in this Annual Report to “Bridge Farm” refer to Bridge Farm Nurseries Limited, its subsidiaries and, subsequent to August 11, 2017, Project Seed Topco Limited, the parent of Bridge Farm Nurseries Limited. We completed the acquisition of Bridge Farm on July 2, 2019.

This Annual Report contains our audited consolidated financial statements and related notes for the year ended December 31, 2019, the ten months ended December 31, 2018 and the year ended February 28, 2018. (“Annual Financial Statements”). Our Annual Financial Statements have been prepared in accordance with International Financial Reporting Standards (“IFRS”), as issued by the International Accounting Standards Board (“IASB”).

In addition to our financial results presented in accordance with IFRS as issued by the IASB, we believe certain non-IFRS measures provide useful information both to management and investors in measuring the financial performance and financial condition of the Company. These measures do not have a standardized meaning prescribed by IFRS (or US GAAP); and, therefore, they may not be comparable to similarly titled measures presented by other companies, and they should not be construed as an alternative to other financial measures determined in accordance with IFRS.

All references to “shares” or “common shares” in this Annual Report refer to the common shares of Sundial Growers Inc., no par value.

CAUTIONARY NOTE REGARDING FORWARD-LOOKING STATEMENTS

This Annual Report contains forward-looking statements concerning our business, operations and financial performance and condition, as well as our plans, objectives and expectations for our business operations and financial performance and condition. Any statements contained herein that are not statements of historical facts may be deemed to be forward-looking statements. In some cases, you can identify forward-looking statements by terminology such as “aim”, “anticipate”, “assume”, “believe”, “contemplate”, “continue”, “could”, “due”, “estimate”, “expect”, “goal”, “intend”, “may”, “objective”, “plan”, “predict”, “potential”, “positioned”, “pioneer”, “seek”, “should”, “target”, “will”, “would” and other similar expressions that are predictions of or indicate future events and future trends, or the negative of these terms or other comparable terminology.

These forward-looking statements include, but are not limited to, statements about:

•	our ability to operate on a going concern basis, including our ability to raise future capital through debt or equity financing transactions;

•our ability to successfully implement our cost and asset optimization initiatives;

•the continued development and growth of the demand and markets for medical and adult-use cannabis and CBD products;

•the maintenance of our existing licences and the ability to obtain additional licences as required;

•our ability to establish and market our brands within our targeted markets and compete successfully;

•our ability to produce and market additional products as regulations permit;

•the number of flowering rooms and combined production capacity therefrom that we expect to have by the end of 2020;

•our growth strategies, including plans to sell edibles and other forms of cannabis as well as CBD products;

•the timing and the amount of capital expenditures related to the proposed expansion or conversion of our facilities;

•the transition of Bridge Farm’s historical ornamental flower business to the cultivation of hemp and extraction of CBD;

•the outcome of medical research by our partners and the acceptance of such findings in the medical community;

•our ability to leverage Bridge Farm’s existing distribution relationships for future CBD products;

•our ability to attract and retain key employees;

•our ability to manage growth in our business;

•our ability to execute a sale of Bridge Farm; and

•our ability to identify and successfully execute strategic partnerships.

Although we base the forward-looking statements contained in this Annual Report on assumptions that we believe are reasonable, we caution you that actual results and developments (including our results of operations, financial condition and liquidity, and the development of the industry in which we operate) may differ materially from those made in or suggested by the forward-looking statements contained in this Annual Report. In addition, even if results and developments are consistent with the forward-looking statements contained in this Annual Report, those results and developments may not be indicative of results or developments in subsequent periods. Certain assumptions made in preparing the forward-looking statements contained in this Annual Report include:

•our ability to obtain and maintain financing on acceptable terms to allow us to maintain operations;

•our ability to implement our operational and liquidity strategies;

•	our ability to optimize our costs by implementing cost-cutting initiatives, deferring capital expenditures and conducting a strategic review of certain facilities;

•our competitive advantages;

•the development of new products and product formats for our products that align market demand;

•the impact of competition;

•the changes and trends in the cannabis industry;

•changes in laws, rules and regulations;

•our ability to maintain and renew required licences;

•our ability to maintain good business relationships with our customers, distributors and other strategic partners;

•our ability to keep pace with changing consumer preferences;

•our ability to protect our intellectual property;

•our ability to manage and integrate acquisitions, particularly Bridge Farm;

•our ability to retain key personnel; and

•the absence of material adverse changes in our industry or the global economy, including as a result of COVID-19.

These forward-looking statements are based on our current expectations, estimates, forecasts and projections about our business and the industry in which we operate and management’s beliefs and assumptions, and are not guarantees of future performance or development and involve known and unknown risks, uncertainties and other factors that are in some cases beyond our control. As a result, any or all of our forward-looking statements in this Annual Report may turn out to be inaccurate. Factors that may cause actual results to differ materially from current expectations include, among other things, those listed under “Item 3D—Risk Factors” and elsewhere in this Annual Report. Readers of this Annual Report are urged to consider these factors carefully in evaluating the forward-looking statements. These forward-looking statements speak only as of the date of this Annual Report. Except as required by law, we assume no obligation to update or revise these forward-looking statements for any reason, even if new information becomes available in the future. You should, however, review the factors and risks we describe in the reports we will file from time to time with the U.S. Securities and Exchange Commission (the “SEC”) after the date of this Annual Report.

This Annual Report contains estimates, projections and other information concerning our industry, our business, and the markets for our products. Information that is based on estimates, forecasts, projections, market research or similar methodologies is inherently subject to uncertainties, and actual events or circumstances may differ materially from events and circumstances that are assumed in this information. Unless otherwise expressly stated, we obtained this industry, business, market and other data from our own internal estimates and research as well as from reports, research surveys, studies and similar data prepared by market research firms and other third parties, industry, medical and general publications, government data and similar sources.

In addition, assumptions and estimates of our and our industry’s future performance are necessarily subject to a high degree of uncertainty and risk due to a variety of factors, including those described in “Item 3D—Risk Factors”. These and other factors could cause our future performance to differ materially from our assumptions and estimates.

PART I

Item 1. Identity of Directors, Senior Management and Advisers

Not applicable.

Item 2. Offer Statistics and Expected Timetable

Not applicable.

Item 3. Key Information

A.	Selected financial data.

Year ended Dec 31	Ten months ended Dec 31	Year ended Feb 28	Year ended Feb 28
($000s, except as indicated)	2019	2018	2018	2017
Gross revenue	79,225	—	—	—
Net revenue	75,860	—	—	—
Net loss	(271,629)	(56,526)	(12,995)	(1,545)
Per share, basic and diluted	$(3.17)	$(0.82)	$(0.23)	$(0.04)
Total assets	510,036	110,200	25,754	12,666
Net assets (liabilities)	221,198	(7,908)	13,710	11,521
Total non-current liabilities	19,592	48,450	116	17
Share capital	509,654	65,133	25,769	15,136
Shareholder’s equity	216,484	(7,908)	13,710	11,521

B.	Capitalization and indebtedness.

Not applicable.

C.	Reasons for the offer and use of proceeds.

Not applicable.

D.	Risk factors.

Going Concern Risk

Our consolidated financial statements contain a going concern qualification, which indicates the existence of a material uncertainty that casts significant doubt on our ability to continue as a going concern. Our ability to continue as a going concern depends on a number of factors, including Health Canada maintaining our licences, the continued support of our lenders, our ability to achieve profitable operations and our ability to raise additional financing to fund current and future operations. Any delay or failure to achieve the foregoing would have a significant negative impact on our business, and we may be forced to reduce or discontinue operations or seek protection of the bankruptcy laws.

Our consolidated financial statements at December 31, 2019 have been prepared on a going concern basis, which assumes that we will be able to realize our assets and discharge our liabilities in the normal course of business.  Our liquidity and ability to comply with covenants in our Syndicated Credit Agreement and Term Debt Facility (as such terms are defined in “Management’s Discussion and Analysis of Financial Condition and Results of Operations” attached to this Annual Report as Exhibit 15.1) have been negatively impacted by our significant levels of indebtedness, the oversupply of cannabis in the Canadian adult-use market due to distribution bottlenecks and related pricing pressure. Additionally, at December 31, 2019, we were not in compliance with the interest coverage ratio in our Syndicated Credit Agreement, the full principal amount of our Syndicated Credit Agreement and Term Debt Facility was classified as a current liability on our balance sheet as of such date. Subsequent to December 31, 2019, the Company has obtained a waiver under the Syndicated Credit Agreement for the December 31, 2019 interest coverage ratio covenant breach and a waiver for any breaches of the Term Debt Facility. Under the terms of the waivers, the Company has agreed that on or before April 15, 2020 it will (i) enter into a definitive purchase agreement related to the sale of Bridge Farm and (ii) enter into term sheets with each of the respective lenders under the Syndicated Credit Agreement and Term Debt Facility that sets out a financing strategy for the Company.

In addition, the requirement to maintain an interest reserve cash balance of $10.0 million was removed. The $10.0 million was applied as a permanent reduction to amounts outstanding under the Syndicated Credit Agreement on March 30, 2020. The Term Debt Facility lenders have also agreed to defer a minimum of $1.2 million of the $2.8 million interest payment due April 1, 2020 to April 20, 2020. In addition, we anticipate that we will not be in compliance with the covenants under our Syndicated Credit Agreement (and, thus, our Term Debt Facility) as of March 31, 2020. Under the terms of our debt documents, we have until May 15, 2020 to deliver our financial results for the three months ended March 31, 2020 and associated compliance certification, and if we do not obtain a waiver of covenant compliance or similar relief before then, we will be in default under such agreements. We are in active dialogue with our lenders and have been able to obtain similar amendments in the past; however, there is no guarantee that we will be able to do so in the future.

Our present level of indebtedness, our significant accumulated losses, the existing legal cannabis distribution bottlenecks, production and expected demand disruptions caused by the COVID-19 pandemic present challenges to our ability to comply with the covenants in the agreements governing our indebtedness and management anticipates that our available cash and cash equivalents and cash generated from financing activities will be insufficient to satisfy the our liquidity requirements for the next 12 months. As a result, we require additional funding to meet our ongoing obligations and to fund anticipated operating losses and no assurance can be given that future sources of capital will be available.

In addition, our ability to continue as a going concern depends on Health Canada and other regulators maintaining our licences and our ability to achieve profitable operations. We have incurred losses to date and there can be no assurance that our products will gain adequate market acceptance or that we will be able to generate sufficient positive cash flow from operations to meet our capital requirements. Additionally, if Health Canada or the other regulators that have jurisdiction over us were to revoke, suspend, fail to renew or otherwise materially change the terms of our licences, such action could have a significant negative impact on our business, results of operations and financial condition, and we may be forced to reduce or cease our operations or seek relief under the Canadian bankruptcy laws.

If we initiate (or are forced to initiate) a bankruptcy filing or other restructuring, (whether in or out of court), it is possible that holders of claims and interests with respect to, or rights to acquire, our equity securities, including our common shares, would be entitled to little or no recovery, and those claims and interests may be canceled for little or no consideration. If that were to occur, we anticipate that all or substantially all of the value of all investments in our equity securities would be lost and that our equity holders will lose all or substantially all of their investment. It is also possible that our other stakeholders, including our secured and unsecured creditors, will receive substantially less than the amount of their claims.

Risks Related to Our Business and Our Industry

Cannabis for adult use only recently became legal in Canada. As a result, the industry and the regulations governing the industry are rapidly developing, and if they develop in ways that differ from our expectations, our business and results of operations may be adversely impacted.

Bill C-45, An Act respecting cannabis and to amend the Controlled Drugs and Substances Act, the Criminal Code and other Acts (the “Cannabis Act”), federally legalized adult-use (non-medical) cannabis in Canada effective as of October 17, 2018. Under the Cannabis Act, each province and territory of Canada has the ability to separately regulate the distribution and sale of cannabis within such province or territory, and the laws (including associated regulations) adopted by each province and territory may vary significantly. Each Canadian province and territory has enacted and implemented regulatory regimes for the distribution and sale of cannabis for adult use; however, there is no guarantee that provincial and territorial legislation regulating the distribution and sale of cannabis for adult use, or the application and enforcement of such legislation, will not change in the future. Any such change could result in significant additional compliance or other costs and may make participation in such markets uneconomical. Since cannabis was only recently legalized in Canada, there may be inconsistencies in the interpretation and enforcement of the Cannabis Act and the Cannabis Regulations (SOR/2018-144) (the “Cannabis Regulations”), and associated provincial and territorial rules and regulations. In addition, Health Canada has experienced delays in approving applications for new licences, capacity expansions and employee security checks, including with respect to the expansion of our Olds Facility and the approval of certain members of our management to perform functions requiring regulatory approval. Additional inconsistencies, changes or delays could have a material adverse effect on our business and results of operations.

In particular, our business model is dependent on additional licensed dispensaries opening in the provinces in which we operate, most importantly Ontario. To the extent there continue to be delays in licensing and opening of legal dispensaries in Ontario and the other provinces, or the legal cannabis market fails to develop as planned, our ability to achieve our near term or long term business objectives would be materially adversely affected.

In addition, regulations are continuing to be developed for different aspects of the adult-use cannabis industry in Canada. For example, on June 26, 2019, Health Canada published amendments to the Cannabis Regulations to expand the permitted formats for products that contain or are derived from cannabis to include edible cannabis, cannabis extracts and cannabis topicals. These regulations came into force on October 17, 2019 and sales of edible cannabis, cannabis extracts and cannabis topicals commenced in December, 2019. While we intend to continue to offer edible cannabis products in accordance with the final rules and regulations, the regulations and market for such products and adult-use cannabis generally may not develop, or may not develop as we expect or on the timeline that we expect, which could have a material adverse effect on our business and results of operations.

The federal and provincial or territorial legislation and regulatory regimes for cannabis products also include excise duties payable by licensed cannabis producers on adult-use cannabis products, in addition to goods and services tax or harmonized sales tax in certain provinces and territories. The rate of the excise duties for cannabis products varies by province and territory. Any significant increase in the rate of excise duties on cannabis products in the future could reduce consumer demands for cannabis products and adversely impact the adult-use cannabis industry and market in general. In addition, any increase in the rate of excise duties on cannabis products in the future could reduce our margins and profitability in the event that we could not or chose not to pass along such increases to consumers.

We are dependent upon regulatory approvals and licences for our ability to grow, process, package, store and sell cannabis and other products derived therefrom, and these regulatory approvals are subject to ongoing compliance requirements, reporting obligations and fixed terms requiring renewal.

Our Canadian business operations are dependent on licences issued by Health Canada. Our licence for our Olds Facility expires on September 14, 2021, and our licence for our facility located in Rocky View, Alberta (the “Rocky View Facility”), expires on June 12, 2020. Each of these licences was issued for a period of three years. A holder of a cannabis licence under the Cannabis Act and Cannabis Regulations must apply to renew its licence on or before the licence expiry date. Following receipt of the renewal application, Health Canada will (i) confirm the security clearance status of all relevant individuals; (ii) confirm the status of fees paid (if applicable) and (iii) confirm the status of licences issued by the Canada Revenue Agency under the Excise Act, 2001 (if applicable). Health Canada may also conduct an inspection to verify compliance or ask the licence holder to provide additional information. A renewed licence with a new expiry date will be issued once Health Canada confirms that all requirements have been met. Cannabis licence holders can apply to renew their licence up to four months before the licence expires. Failure to comply with the requirements of the licences or any failure to renew the licences would have a material adverse impact on us. There can be no guarantee that Health Canada will renew our licences, or that such renewals will occur in a timely fashion or on terms similar to our existing licences or otherwise acceptable to us. Any new facilities or the expansion of our business at existing facilities requires the approval of Health Canada, and there is no guarantee that Health Canada will grant such approvals. Our ability to expand our production capacity depends on our ability to obtain such approvals. Health Canada requires new applicants for cannabis licences under the Cannabis Act to have a fully built site that meets all the requirements of the Cannabis Regulations at the time of their application, as well as satisfying other application criteria. Further, according to Health Canada, it will not substantively review our licence applications until the facilities associated with such licence applications are fully constructed and meet all the requirements of the Cannabis Regulations. Any delay in renewing or granting a licence, revocation of an existing licence, refusal to grant a licence or change in the terms of licence could materially adversely impact our expected future operations.

Pursuant to the Cannabis Act, only industrial hemp or cannabis used for medical or scientific purposes may be imported into or exported from Canada. Any such import or export requires a permit. In the future, we may seek permits to import or export cannabis and cannabis products. If we do not receive the required permits or receive licences with limitations that we do not expect, our ability to import and export cannabis and cannabis products could be materially adversely affected.

Bridge Farm currently holds a hemp cultivation licence granted by the U.K. Home Office at one of its facilities and cultivates hemp in a portion of this facility. This licence was granted on December 28, 2018 and is set to expire on December 31, 2021, and we intend to seek renewal of this licence with the U.K. Home Office prior to its expiry. The renewal application is submitted online and it takes approximately two to four weeks for the U.K. Home Office to review the application and issue its decision. Bridge Farm also holds a and a high-THC research and development licence, which enables it to conduct research and development for phenotyping exercises and to refine extraction methods to produce CBD extracts from the controlled parts of the cannabis plants. In addition, Bridge Farm will need additional licences to process hemp and otherwise commercialize any future CBD products. Should the U.K. Home Office not renew or delay the renewal of our licences (or renew our licences on different terms), or fail to grant any future necessary licences, our ability to recognize the strategic objectives of our acquisition of Bridge Farm could be materially adversely affected.

If we expand outside of Canada and the United Kingdom, our ability to operate and sell in foreign jurisdictions will be dependent on our ability to obtain and comply with the necessary regulatory licences and requirements. Additional government licences may be required in the future in connection with our operations, in addition to other known and unknown permits and approvals which may be required, including with respect to our Canadian, Bridge Farm and other foreign operations. To the extent such permits and approvals are required and not obtained, we may be prevented from operating or expanding our business.

We intend to focus primarily on the premium segment of the adult-use cannabis market, which may not materialize, or in which we may not be able to develop or maintain a brand that attracts or retains customers.

We intend to focus primarily on users of cannabis in the Canadian adult-use cannabis market who are looking for premium products; however, such a market may not materialize or be sustainable. If this premium market does materialize, we may not be able to achieve or maintain attractive margins and our ability to achieve our near term or long term business objectives would be materially adversely affected. Further, we may not be successful in creating and maintaining consumer perceptions of the value of our premium products. The promotion of cannabis is strictly regulated in Canada. For example, promotion is largely restricted to the place of sale and subject to prescribed conditions set out in the Cannabis Act and the Cannabis Regulations. Among other restrictions, the Cannabis Act prohibits testimonials and endorsements, lifestyle branding and promotion that is appealing to minors. Such restrictions on advertising, marketing and the use of logos and brand names, and other restrictions on advertising imposed by Canadian federal or provincial laws or regulations, or similar regulations imposed in other jurisdictions, may prevent us from creating and maintaining consumer perceptions in the value of our premium products and establishing ourselves as premium producers. If we cannot successfully enter into or compete in the premium market, we may face significant challenges in gaining or maintaining a market share in Canada or in other cannabis markets in which we intend to operate, or we may be forced to sell our products at a lower price, which may materially adversely affect our results of operations.

Our success depends, in part, on our ability to attract and retain customers who in turn sell to ultimate consumers of cannabis and cannabis-related products. To do this, we are dependent upon, among other things, continually producing desirable and effective products and the continued growth in the aggregate number of adult-use cannabis consumers. We have made significant investments in enhancing our brand to attract consumers. Subject to the applicable legal restrictions, we expect to continue to make significant investments to promote our current products to new consumers and new products to current and new consumers. Such campaigns can be expensive and may not result in increased sales. If we are unable to attract new consumers or retain existing customers, we may not be able to increase our sales or sustain our business.

Our business model, including our ability to successfully target the premium segment of the adult-use cannabis market and maintain our brand, is also dependent on being able to grow at scale different strains of cannabis with consistent yields and THC-levels by strain. To the extent we are unable to do so, or we are unable to achieve desired THC-levels, our ability to achieve our near term or long term business objectives would be materially adversely affected.

Any failure on our part to comply with applicable regulations could prevent us from being able to carry on our business, and there may be additional costs associated with any such failure.

Our business activities are heavily regulated in all jurisdictions where we do business. Our operations are subject to various laws, regulations and guidelines by governmental authorities, including Health Canada and the U.K. Home Office, relating to the cultivation, processing, manufacture, marketing, management, distribution, transportation, storage, sale, packaging, labelling, pricing and disposal of cannabis and cannabis products. In addition, we are subject to laws and regulations relating to employee health and safety, insurance coverage and the environment. Laws and regulations, applied generally, grant government agencies and self-regulatory bodies broad administrative discretion over our activities, including the power to limit or restrict business activities as well as impose additional disclosure requirements on our products and services.

Health Canada inspectors routinely assess our facilities for compliance with applicable regulatory requirements. In addition, we have, and in the future may, self-report violations of regulatory requirements to Health Canada and other regulators. Any failure by us to comply with the applicable regulatory requirements could:

•require extensive changes to our operations;

•result in regulatory or agency proceedings or investigations;

•result in the revocation of our licences and permits, increased compliance costs;

•result in damage awards, civil or criminal fines or penalties;

•result in restrictions on our operations;

•result in Health Canada or other regulators destroying or placing a hold on our inventory;

•harm our reputation; or

•give rise to material liabilities.

Further, our employees or other agents may, without our knowledge and despite our efforts, policies and procedures, engage in prohibited conduct under applicable regulatory requirements for which we may be held responsible.

There can be no assurance that any future regulatory or agency proceedings, investigations or audits will not result in substantial costs, a diversion of management’s attention and resources or other adverse consequences to our business.

Achievement of our business objectives is contingent, in part, upon compliance with regulatory requirements enacted by governmental authorities and obtaining all necessary regulatory approvals for the cultivation, processing, production, storage, distribution, transportation, sale, import and export, as applicable, of our products. Any failure to comply with the regulatory requirements applicable to our operations may lead to possible sanctions, including:

•the revocation or imposition of additional conditions on licences to operate our business;

•the suspension or expulsion from a particular market or jurisdiction or of our key personnel;

•the imposition of additional or more stringent inspection, testing and reporting requirements;

•product recalls or seizures; and

•the imposition of fines and censures.

In addition, changes in regulations, government or judicial interpretation of regulations, or more vigorous enforcement thereof or other unanticipated events could require extensive changes to our operations, increase compliance costs or give rise to material liabilities or a revocation of our licences and other permits. Furthermore, governmental authorities may change their administration, application or enforcement procedures at any time, which may adversely impact our ongoing regulatory compliance costs. There is no assurance that we will be able to comply or continue to comply with applicable regulations.

Any failure on our or our suppliers’ part to comply with supplier standards established by provincial or territorial distributors could prevent us from accessing certain markets in Canada.

Government-run provincial and territorial distributors in Canada require suppliers to meet certain service and business standards, and routinely assess their suppliers for compliance with these standards. For example, our current supply agreement with the Alberta Gaming, Liquor and Cannabis Commission (the “AGLC”), permits the AGLC to inspect and test our products for compliance with a rigorous set of criteria, including packaging, labelling, timing and stated quality test results. We may pursue arrangements with third parties to produce cannabis on our behalf to supplement internal production. In addition, we use third parties to extract THC and CBD for use in various product offerings, including for use in our vape products. Any failure by us or our third-party suppliers to comply with such standards could result in our being disqualified as a supplier and could lead to the termination or cessation of orders under existing or future supply contracts. Further, provincial and territorial purchasers, including the AGLC, may terminate or cease ordering under existing contracts at any time without cause. If any of the foregoing events were to occur, our access to such markets may be limited or eliminated.

We currently sell, and expect to continue to sell, a significant share of our product to provincial governments through supply contracts that may not generate orders as expected or which may not be renewed.

Under the terms of our licences and the Cannabis Act, we are restricted as to whom we can sell our cannabis products. We currently, and expect to continue to, derive a significant portion of our revenues from supply agreements with Canadian provincial and territorial governments, including AGLC, the Ontario Cannabis Store (the “OCS”), the BC Liquor Distribution Branch (the “BCLDB”), Manitoba Liquor and Lotteries (the “MLL”), Saskatchewan Liquor and Gaming Authority (the “SLGA”), New Brunswick Liquor Corporation (the “ANBL”), Nova Scotia Liquor Corporation (the “NSLC”), PEI Cannabis Management Corporation (the “PEICMC”) and Quebec SQDC (the “SQDC”). We also intend to expand our offerings to other provincial and territorial governments across Canada.

Our provincial or territorial supply agreements do not contain purchase commitments or otherwise obligate the purchaser to buy a minimum or fixed volume of products from us. As a result, the amount of cannabis that the AGLC, the OCS, the BCLDB, MLL, SLGA, ANBL, NSLC, PEICMC or SQDC or, collectively, Provincial Buyers, may purchase under our supply agreements, or its price, may deviate significantly from our expectations. In addition, our results of operations could fluctuate materially in the future and could be materially and disproportionately impacted by the purchasing decisions of the Provincial Buyers and any other future government purchasers. If any of the Provincial Buyers decides to purchase lower volumes of products from us than we expect, charges “slotting fees” in connection with carrying our products, charges additional taxes, insists on a price that is lower than we expect, alters its purchasing patterns at any time with limited notice, decides not to continue or begin to purchase our cannabis products at all or does not renew its agreement with us on similar terms or other terms acceptable to us, our results of operations could be materially adversely affected. In addition, if the legal distributions channels in Canada for cannabis do not develop either because of delays in the opening of dispensaries or otherwise, our results of operations would be materially adversely affected.

We experience significant customer concentration, with a limited number of customers accounting for a significant portion of our revenues.

Our top five customers accounted for 81% for the year ended December 31, 2019. Of these customers, four customers have each accounted for more than 10% of our revenues for such period. Inherent risks exist when a large percentage of total revenues is concentrated with a limited number of customers.

It is not possible for us to predict the future level of demand for our products that will be generated by these customers or the future demand for the products of these customers in the consumer marketplace. In addition, revenues from these large customers may fluctuate from time to time based on market demand for our products among consumers, the level which may be affected by market conditions or other factors, some of which may be outside of our control. Further, our contracts with these large customers do not contain purchase commitments or otherwise obligate the purchasers to buy a minimum or fixed volume of products from us. If any of our major customers experience declining or delayed sales of our products to consumers due to market, economic or competitive conditions, we could be pressured to reduce the prices we charge for our products, reduce the volume of products we supply to such customers or we could lose the customer. Additionally, although historically, our reserves for doubtful accounts have not been material, if any of our large customers were to suffer financial instability, they could refuse or delay payment of outstanding receivables. Any such development may have a material adverse effect on our business, results of operations and financial condition.

The legal cannabis market is a relatively new industry (including the recent introduction of additional Canadian cannabis regulations, or Cannabis 2.0). As a result, the size of our target market is difficult to quantify, and investors will be reliant on their own estimates on the accuracy of market data.

Because the cannabis industry is in a nascent stage, there is a lack of information about the total addressable market as well as comparable companies available for potential investors to review in deciding about whether to invest in us. In addition, the development of the legal cannabis market is dependent on Health Canada and other regulators approving licences for retail stores and other distribution channels in a timely fashion. Any delays in such approvals or other regulatory developments may impact our market and price estimates, which may make it difficult to develop reliable expectations and assumptions. Accordingly, investors should rely on their own estimates regarding the potential size, economics and risks of the cannabis market in deciding whether to invest in our common shares. We are an early-stage company that has not generated net income. There can be no assurance that our growth estimates are accurate or that the cannabis market will be large enough for our business to be profitable or to grow as projected.

Although we are committed to researching and developing new markets and products and improving existing products, there can be no assurances that such research and market development activities will prove profitable or that the resulting markets or products, if any, will be commercially viable or successfully produced and marketed. We must rely largely on our own market research to forecast sales and design products as detailed forecasts and consumer research are not generally obtainable from reliable third-party sources in Canada and in other international jurisdictions.

In addition, there is no assurance that the industry and market will continue to exist and grow as currently estimated or anticipated or function and evolve in the manner consistent with management’s expectations and assumptions. We could also be subject to other events or circumstances that that adversely affect the cannabis industry, such as the imposition of further restrictions on sales and marketing or further restrictions on sales in certain areas and markets

The adult-use cannabis market in Canada has experienced, and may in the future experience, supply and demand fluctuations.

Following legalization, there was a shortfall in supply in the Canadian adult-use cannabis market leading to increased prices, increases in out-of-stocks and the consumers opting to buy cannabis on the illicit market. We and other licensed producers responded by increasing capacity. Recently, the increase in production combined with slower than expected retail store growth has resulted in over-supply. As inventory levels become greater than consumer demand, we have had to, and may in the future have to, engage in sale of excess inventory at discounted prices, which could significantly impair operating results and our brand image. Conversely, if we underestimate demand for our products, we may experience inventory shortages, which might delay shipments to customers, reduce revenue, negatively impact customer relationships and diminish brand loyalty. For example, we have experienced shortages and out-of-stocks in our vape products due to supply constraints. In addition, demand for cannabis and cannabis products is dependent on a number of social, political and economic factors that are beyond our control, including the novelty of legalization, which may wear off. A material decline in the economic conditions affecting consumers can cause a reduction in disposable income for the average consumer, change consumption patterns and result in a reduction in spending on cannabis products or a switch to other products obtained through illicit channels. There can be no assurance that market demand for cannabis will continue to be sufficient to support our current or future production levels or that we will be able to generate sufficient revenue to be profitable.

We are dependent upon a limited number of facilities that are integral to our business.

As of the date of this Annual Report, all our cultivation and production activities are conducted at our Olds Facility and Rocky View Facility, and our licences from Health Canada are specific to those facilities. Disruptions at, or adverse changes or developments affecting, our Olds Facility or Rocky View Facility, including municipal rezoning, facility design errors, environmental pollution, equipment or process failures, production errors, disease or infestation of our crops, fires, breakdowns of our sewage system, explosions, power failures, natural disasters or security failures, have had and could have negative impacts on our production, the quality of our products, our reputation in the market and our financial results – any one of which could materially adversely impact our business. For example, a fire at our Olds Facility in December 2018 damaged a portion of our crops and caused some delays in our production cycle. In addition, any failure to comply with regulatory requirements under the Cannabis Act could result in the suspension or termination of our Health Canada licences and could have an adverse impact on our ability to renew such licences.

Any expansion on current facilities or future development and construction of new facilities would increase our cultivation, growing, processing and distribution capacity; however, licensing or construction delays or cost over-runs in respect to the development of these facilities could delay, diminish or prevent our ability to produce cannabis at these facilities. Furthermore, we are required to fully construct such facilities or expansions and ensure that such facilities or expansions are compliant with the requirements of the Cannabis Regulations prior to receiving Health Canada approval. There is no guarantee that Health Canada will approve new development projects or future construction at any of our existing facilities and any delay or failure to receive approval could adversely affect our business and results of operations. The final costs relating to any development or construction of our facilities may be significantly greater than anticipated, in which case we may be required to curtail or delay such development or construction projects, which could reduce our planned production capacity. In addition, we may be required to raise additional capital, which may not be available on acceptable terms or at all.

In addition, we do not currently have extraction capabilities and, until we develop such capabilities, we will be reliant on third parties to extract THC and CBD for use in various product offerings. Such third-party extraction may cost more than we anticipate, which would negatively impact our margins. In addition, such third-party extraction may not be delivered on schedule, meet our standards of quality or comply with applicable regulatory requirements, any of which may cause inventory shortages and cause us to fail to deliver certain offerings on a timely basis or at all. Similarly, we may rely on third parties to manufacture vaporizers and other consumption accessories product offerings on our behalf (or we may license our brands to thirty-party manufacturers). Such third-parties may fail to deliver product offerings that meet our or our customers’ expectations, and we may have difficulty obtaining satisfactory products in sufficient quantities or at all. Any interruption in the supply or consistency of these products may adversely impact our ability to deliver products to our customers, may harm our relationships and reputation with our customers, and may have a material adverse effect on our business, results of operations and financial condition.

We currently rely on a limited number of suppliers for our extraction requirements.

Although we have recently commenced extraction activities at our facility at Olds, we currently and may continue to depend on a limited number of suppliers for extracting THC and CBD for use in certain of our cannabis products. We cannot ensure that these suppliers will remain in business, have sufficient capacity or supply to meet our needs or that they will not be purchased by one of our competitors or another company that is not interested in continuing to work with us. Our use of single-source suppliers exposes us to several risks, including disruptions in supply, price increases or late deliveries. There are, in general, relatively few alternative sources of supply for substitute components. Our current vendors may be unable or unwilling to meet our future demands for our supply needs. Establishing additional or replacement suppliers for these components, materials and processes could take a substantial amount of time and it may be difficult to establish replacement suppliers who meet regulatory requirements. Any disruption in supply from any single-source supplier or service provider could lead to supply delays or interruptions, which would damage our business, financial condition, prospects and results of operations.

If we were to have to switch to a replacement supplier, the manufacture and delivery of our product candidates or components of our product candidates could be interrupted for an extended period, which could adversely affect our business. Furthermore, although we are developing our own extraction capabilities, there is no guarantee that we will be successful in doing so or that we will have sufficient capacity to meet our supply needs. We may not be able to quickly establish additional or replacement suppliers for our extraction needs, if required. If we are able to find a replacement supplier, the replacement supplier would need to be licensed by Health Canada, which might require additional regulatory authority approval, which could result in further delay. While we seek to maintain adequate inventory of the single source components and materials used in our products, any interruption or delay in the supply of components or materials or our inability to obtain components or materials from alternate sources at acceptable prices, or at all, in a timely manner, could impair our ability to meet the demand of our customers and cause them to cancel orders.

Our reliance on these suppliers, service providers and manufacturers subjects us to a number of risks that could harm our reputation, business, financial condition, prospects and results of operations, including, among other things:

•	delays to the development timelines for our products;
•	interruption of supply resulting from modifications to or discontinuation of a supplier’s operations;
•	delays in product shipments resulting from uncorrected defects, reliability issues or a supplier’s variation in a component;
•	a lack of long-term supply arrangements for key components with our suppliers;
•	inability to obtain adequate supply in a timely manner or to obtain adequate supply on commercially reasonable terms;
•	difficulty and cost associated with locating and qualifying alternative suppliers for our components in a timely manner;
•	production delays related to the evaluation and testing of products from alternative suppliers and corresponding regulatory qualifications;
•	delay in delivery due to our suppliers prioritizing other customer orders over ours;
•	damage to our reputation caused by defective components produced by our suppliers; and
•	fluctuation in delivery by our suppliers due to changes in demand from us or their other customers.

If any of these risks materialize, our costs could significantly increase and our ability to meet demand for our products could be impacted.

We are constrained by law in our ability to market our products in Canada.

The development of our business and operating results may be hindered by applicable restrictions on production, sales and marketing activities imposed on us and other licensed producers under the Cannabis Act by Health Canada. All products we distribute into the Canadian adult-use market are subject to restrictions with respect to product formats, product packaging and labelling. In addition, the Cannabis Act regulates our marketing activities, including prohibitions on testimonials and endorsements, lifestyle branding, and promotion that is appealing to young persons. Each Canadian province and territory has also enacted regulatory regimes for the distribution and sale of cannabis for adult-use purposes within its jurisdiction. As such, our portfolio of brands and products must be specifically tailored, and our marketing activities carefully structured, to comply with individual provincial and territorial rules and regulations. These restrictions may preclude us from establishing our branding, achieving pricing differentiation, effectively marketing our cannabis products or competing for market share, and may impose costs on us that cannot be absorbed through increased selling prices for our cannabis products.

Trade of cannabis for non-medical purposes within Canada may be restricted by the Canadian Free Trade Agreement.

We have entered into supply agreements with the Provincial Buyers for the supply of adult-use cannabis and cannabis derivative products. We have also been cleared by the SLGA to supply cannabis to retail and wholesale permit holders in Saskatchewan. The Canadian Free Trade Agreement, which generally reduces or eliminates the barriers to the free movement of persons, goods, services, and investments within Canada, specifically excludes cannabis for non-medical purposes from its scope and instead leaves the intra-Canadian movement of non-medical cannabis to future negotiations among the provinces and territories. There is a risk that the outcome of the negotiations will result in the interprovincial and interterritorial trade of cannabis for non-medical purposes in Canada being entirely restricted or subject to conditions that will negatively impact our ability to sell cannabis in provinces and territories in which we do not have cultivation and production facilities, including those in which we have already executed agreements or been approved to supply cannabis to retailers.

We have a limited operating history and a history of net losses, and we may not achieve or maintain profitability in the future.

We were incorporated in 2006, began cultivating cannabis in 2012, and started selling cannabis in 2018 after the federal legalization of adult-use cannabis in Canada. We have yet to generate an annual profit. We generated a net loss of $271.6 million, $56.5 million for the fiscal years ended December 31, 2019 and 2018, respectively, and had negative operating cash flows for each of these periods. Our accumulated deficit as of December 31, 2019 was $360.3 million. Although we have announced business optimization initiatives and temporarily suspended construction of certain facilities, we will continue to expend significant funds to maintain our growing and production capacity, fund certain planned capital investments, invest in research and development, expand our marketing and sales operations and meet the increased compliance requirements associated with our operation as a public company. We expect the aggregate amount of our operating expenses will continue to increase, and we may not achieve or maintain profitability.

We are an early-stage company, and our efforts to grow our business may be more costly than we expect and we may not generate enough revenue to offset our operating expenses. We have incurred, and may in the future incur, significant losses for a number of reasons, including as a result of unforeseen expenses, difficulties, complications and delays in obtaining governmental licences and the other factors and risks described in this Annual Report. The amount of any future losses will depend, in part, on our ability to generate revenue on the one hand and any increases in our expenses on the other hand. If we continue to incur losses in the future, the net losses and negative cash flows incurred to date, together with any such future losses, will have an adverse effect on our shareholders’ equity and working capital. Because of the numerous risks and uncertainties associated with our business and industry, we are unable to accurately predict when, or if, we will be able to achieve profitability. Even if we achieve profitability at some point in the future, we may not be able to sustain profitability in subsequent periods. If we are unable to achieve and sustain profitability, the market price of our common shares may significantly decrease and our ability to raise capital, expand our business or continue our operations may be impaired. A decline in the value of our common shares may also cause you to lose all or part of your investment.

In addition, our consolidated financial statements at December 31, 2019 have been prepared on a going concern basis, which assumes that we will be able to realize our assets and discharge our liabilities in the normal course of business.  Our present level of indebtedness and our significant accumulated losses as well as a number of other factors present challenges to our ability to comply with the covenants in the agreements governing our indebtedness and management anticipates that our available cash and cash equivalents and cash generated from financing activities will be insufficient to satisfy the our liquidity requirements for the next 12 months. As a result, we require additional funding to meet our ongoing obligations and to fund anticipated operating losses and no assurance can be given that future sources of capital will be available.

Our business is subject to a variety of U.S. and foreign laws, many of which are unsettled and still developing and which could subject us to claims or otherwise harm our business.

In the United States, despite cannabis having been legalized for medical use or adult use in a number of states, cannabis and cannabis products, other than hemp and certain hemp-derived products, such as CBD, continue to be categorized at the federal level as a Schedule I controlled substance under the Controlled Substances Act (“CSA”), and subject to the Controlled Substances Import and Export Act, as amended (“CSIEA”). We believe that we are not subject to the CSA or CSIEA, because we have no business operations in the United States, and we do not distribute any products in the United States. Nonetheless, we are or may become subject to various other U.S. federal laws and regulations, including in connection with the listing of our common shares on the Nasdaq Global Select Market (“Nasdaq”), and violations of any U.S. federal laws or regulations, including the CSA and CSIEA, whether intentionally or inadvertently, could result in significant fines, penalties, administrative sanctions, convictions or settlements arising from civil proceedings initiated by either the U.S. federal government or private citizens or criminal charges, including disgorgement of profits, cessation of business activities or divestitures. Further, the status of cannabis as a Schedule I controlled substance may cause us, and our business, to be negatively perceived by prospective U.S. investors or other parties, who may incorrectly believe that the CSA or CSIEA apply to us, or who may have reputational or other concerns about dealings with a cannabis grower even if it is not conducting business in, or distributing any products in, the United States.

We are, or expect to become, subject to a variety of laws and regulations in Canada, the United States, the United Kingdom, the European Union and elsewhere that prohibit money laundering, including the Proceeds of Crime and Terrorist Financing Act (Canada), the Money Laundering Control Act (United States), as amended, the UK Bribery Act 2010, the UK Proceeds of Crime Act 2002, Directive (EU) 2015/849 and the rules and regulations thereunder and any related or similar rules, regulations or guidelines issued, administered or enforced by governmental authorities in Canada, the United States, the United Kingdom, the European Union or any other jurisdiction in which we have or are developing business operations or to which we export. Although we believe that none of our activities implicate any applicable money laundering statutes, in the event that any of our business activities, any dividends or distributions therefrom, or any profits or revenue accruing thereby are found to be proceeds of crime under one or more of the statutes described above or any other applicable legislation, any persons, including investors, found to be aiding and abetting us in such violations could be subject to criminal or civil liability. Any violations of these laws, or allegations of such violations, could disrupt our operations, significantly distract management and involve significant costs and expenses, including legal fees. We could also suffer severe penalties, including criminal and civil penalties, disgorgement and other remedial measures.

Our business is also subject to Canadian laws which generally prohibit companies and employees from engaging in bribery or other prohibited payments to foreign officials for the purpose of obtaining or retaining business. In addition, we are, or will become, subject to the anti-bribery laws of any other countries in which we conduct or will conduct business, and as a company listed on a national securities exchange in the United States, we are subject to the Federal Corrupt Practices Act of 1977, as amended. Our employees or other agents may, without our knowledge and despite our efforts, policies and procedures, engage in prohibited conduct under anti-bribery laws for which we may be held responsible. Our policies mandate compliance with these anti-corruption and anti-bribery laws; however, there can be no assurance that our internal controls and procedures will protect us from liability for the recklessness, fraudulent behavior, dishonesty or other inappropriate acts of our affiliates, employees, contractors or agents. If our employees or other agents are found to have engaged in such practices, we could suffer severe penalties and other consequences.

We may be unsuccessful in competing in the overall legal adult-use cannabis market in Canada and any other countries we intend to operate in.

Our Canadian adult-use business faces enhanced competition from others who are licensed under the Cannabis Act to participate in the adult-use cannabis industry. The Cannabis Act has established a licensing regime for the cultivation, production, processing, testing, packaging, labelling, delivery, transportation, distribution, sale, possession and disposal of cannabis for adult use. Pursuant to transitional provisions in the Cannabis Act, existing holders of medical cannabis licences under the Access to Cannabis for Medical Purposes Regulations have, subject to satisfying certain requirements, automatically been deemed licensed under the Cannabis Act for corresponding activities, and other individuals and corporations are now able to apply for such licences.

Subject to certain restrictions set out in the Cannabis Act, adults are permitted to cultivate, propagate, harvest and distribute up to four cannabis plants per household. If a significant number of individuals take advantage of the ability to cultivate and use their own cannabis, our success in the adult-use business may be limited and may not fulfill our expectations.

As of March 25, 2020, approximately 350 licences were issued by Health Canada. Certain of these competitors have longer operating histories and significantly greater financial, production, marketing, research and development and technical and human resources than we do. Some of these competitors have become public companies in the United States or Canada, giving them the ability to raise significant amount of capital quickly or use their publicly traded equity securities to conduct acquisitions. In addition, many other competitors have established retail locations. As a result, our competitors may be able to bring more and better products to market more quickly than us. Our commercial opportunity in the adult-use market could be reduced or eliminated if our competitors produce and commercialize products for the adult-use market that, among other things, are safer, more effective, more convenient, better quality or less expensive than the products that we produce, have greater sales, marketing and distribution support than our products, enjoy enhanced timing of market introduction and perceived effectiveness advantages over our products and receive more favorable publicity than our products. If our adult-use cannabis products do not achieve an adequate level of acceptance by the adult-use cannabis market, we may not generate sufficient revenue from these products, and our adult-use cannabis business may not become profitable. We expect that competition in the adult-use cannabis market and other cannabis markets in which we expect to participate will become more intense as current and future competitors begin to offer an increasing number of diversified products. As competition increases, we may experience downward price pressure on our cannabis products, loss of market share and increased marketing costs. To remain competitive, we will require a continued high level of investment in research and development, marketing, sales and client support, and we may not have sufficient resources to maintain such efforts.

We also face competition from the illicit cannabis market. Illegal dispensaries and ‘black market’ operations and participants, despite not having a valid licence under the Cannabis Regulations, command a significant percentage of the total market for cannabis and cannabis products in Canada and may be able to (i) offer products with higher concentrations of active ingredients, including THC, than permitted by the Cannabis Act and Cannabis Regulations or offered in the legal market, (ii) use delivery methods, that licensed producers are prohibited from offering to individuals in Canada, (iii) brand products more explicitly, (iv) sell products at lower prices and (v) market and distribute products in ways not permissible by law. As these illicit market participants do not comply with the regulations governing the cannabis industry in Canada, their operations may also have significantly lower costs.

As well, the legal landscape for medical and adult-use cannabis is changing internationally. An increasing number of jurisdictions globally are passing laws that allow for the production and distribution of medical or adult-use cannabis. Increased international competition, including competition from suppliers in other countries who may be able to produce at lower cost, and limitations placed on us by Canadian or other regulations, might lower the demand for our products on a global scale.

Consumer preferences may change, and we may be unsuccessful in acquiring or retaining consumers and keeping pace with changing market developments.

As a result of changing consumer preferences, many consumer products attain financial success for a limited period of time. Even if our products find success at retail, there can be no assurance that such products will continue to be profitable. Our success will be significantly dependent upon our ability to develop new and improved product lines and adapt to consumer preferences. Even if we are successful in introducing new products or developing our current products, a failure to gain consumer acceptance or to update products could cause a decline in our products’ popularity and impair our brand. In addition, we may be required to invest significant capital in the creation of new product lines, strains, brands, marketing campaigns, packaging and other product features—none of which are guaranteed to be successful. Failure to introduce new features and product lines and to achieve and sustain market acceptance could result in us being unable to satisfy consumer preferences and generate revenue.

Our success depends on our ability to attract and retain consumers. There are many factors which could impact our ability to attract and retain consumers, including our ability to continually produce desirable and effective products, the successful implementation of our consumer acquisition plan and the continued growth in the aggregate number of potential consumers. Our failure to acquire and retain consumers could have a material adverse effect on us.

The legal cannabis industry is in its early stages of development and it is likely that we, and our competitors, will seek to introduce new products in the future. In attempting to keep pace with any new market developments, we may need to spend significant amounts of capital in order to successfully develop and generate revenues from new products we introduce. As well, we may be required to obtain additional regulatory approvals from Health Canada and any other applicable regulatory authorities, which may take significant amounts of time. We may not be successful in developing effective and safe new products, anticipating shifts in social trends and consumer demands, bringing such products to market in time to be effectively commercialized, or obtaining any required regulatory approvals, which, together with any capital expenditures made in the course of such product development and regulatory approval processes, may have a material adverse effect on our business and results of operations.

In addition, the patterns of cannabis consumption in Canada and elsewhere in the world may shift over time due to a variety of factors, including changes in demographics, social trends, public health polices and other leisure or consumption behaviors. If consumer preferences for our products or cannabis products in general do not develop, or if once developed they were to move away from our products or cannabis products in general, or if we are unable to anticipate and respond effectively to shifts in consumer behaviors, we may be adversely affected.

Legalization of cannabis in Canada may have an adverse impact on our ability to develop and grow a medical cannabis business in Canada.

Adult-use cannabis was legalized in October 2018 and the full effect of that on the Canadian medical cannabis market remains unknown. If medical-use consumers decide to purchase products available in the adult-use market instead of continuing to purchase them under the medical use regime, our ability to develop and grow a medical cannabis business in Canada may be negatively affected.

We, or the cannabis industry more generally, may receive unfavorable publicity or become subject to negative consumer or investor perception.

We believe that the cannabis industry is highly dependent upon positive consumer and investor perception regarding the benefits, safety, efficacy and quality of cannabis and cannabis products. Such categories of products having previously been commonly associated with various other narcotics, violence and criminal activities, and there is a risk that our business might attract negative publicity. Perception of the cannabis industry and cannabis products, currently and in the future, may be significantly influenced by scientific research or findings, regulatory investigations or proceedings, litigation, political statements, media attention and other publicity (whether or not accurate or with merit) both in Canada and in other countries relating to the benefits and risks of consuming cannabis or cannabis products, including unexpected safety or efficacy concerns or the activities of industry participants. There can be no assurance that future scientific research, findings, regulatory investigations or proceedings, litigation, political statements, media attention or other research findings or publicity will be favorable to cannabis or cannabis products. Adverse future scientific research reports, findings, regulatory investigations or proceedings, and political statements, that are, or litigation, media attention or other publicity that is, perceived as less favorable than, or that questions, earlier research reports, findings or publicity (whether or not accurate or with merit) could result in a significant reduction in the demand for cannabis or cannabis products. Further, adverse publicity reports or other media attention regarding the use of cannabis for medical purposes or consumption of cannabis with physical or mental illness or other negative effects or events, the safety, efficacy and quality of cannabis or cannabis products generally, as well as our current or future products and facilities, specifically could adversely affect us. Adverse publicity could arise even if the adverse effects associated with cannabis-use resulted from consumers’ failure to use such products legally, appropriately or as directed.

There is also a risk that the actions of other companies and service providers in the cannabis industry may negatively affect the reputation of the industry as a whole and, thereby, negatively impact our reputation. The increased usage of social media and other web-based tools used to generate, publish and discuss user-generated content and to connect with other users has made it increasingly easier for individuals and groups to communicate and share negative opinions and views in Canada and elsewhere in regard to our activities and the cannabis industry in general, whether true or not. The legal restrictions with respect to labelling and marketing cannabis may exacerbate these risks by increasing the influence of social media users and prohibiting us from effectively responding to negative publicity.

We do not ultimately have direct control over how we or the cannabis industry is perceived by others. Reputational issues may result in decreased investor confidence, declines in our stock price, litigation, difficulty in obtaining financing, increased challenges in developing and maintaining community relations and present an impediment to our overall ability to advance our business strategy and grow our business.

The vape market is a new market that is still evolving and is subject to significant uncertainty, including as a result of recent negative press and regulatory scrutiny of vape products in the United States.

In connection with Cannabis 2.0, we have begun selling vape products in Canada. In Canada, vape products are regulated under the Cannabis Act and associated regulations, and such regulations were drafted prior to the recent reports of vaping-related deaths and illnesses in the United States. As a result, Health Canada or the individual provinces may amend or further review the rules governing vape products and restrict or prohibit sales of such products. For example, the AGLC delayed the legalization of vaping products in Alberta and, currently, vaping products are illegal in Quebec and Newfoundland. There can be no assurance that we will be able to meet any additional compliance requirements or regulatory restrictions, or remain competitive in the face of unexpected changes in market conditions.

There is a limited history and volume of research on the health effects of vaping, electronic cigarettes and other similar products. If the medical community were to determine that vaping or use of any of related products caused or posed a risk of long-term health risks, market demand for these products and their use could materially decline. Such a determination could expose us to litigation and result in increased regulation. Furthermore, vaping products sold on the illicit market that contain harmful chemicals or other ingredients may adversely impact the demand for such products in the legal market and create the perception that such products were dangerous. In addition, regulators may prohibit the sale of vaping products all together or severely restrict their use. A decline in the market demand for our vaping products, product liability claims and increased regulation could have a material adverse effect on our business.

We may not be able to store or transport our cannabis products to customers in a safe, timely and cost-efficient manner, and we may experience breaches of security at our facilities or loss as a result of theft of our products.

Because of the nature of our products and the limited legal channels for distribution, as well as the concentration of inventory in our facilities, we are subject to a heightened risk of theft of our product and other security breaches.

Canadian adult-use distribution rules take various forms on a jurisdiction-by-jurisdiction basis and often require us to employ third parties to deliver our products to central government sites. Any prolonged disruption of third-party transportation services could have a material adverse effect on our sales volumes or our end users’ satisfaction with our products. Rising costs associated with third-party transportation services used by us to ship our products may also adversely impact our profitability.

The security of our products during transportation to and from our facilities is of the utmost concern. A breach of security at our Olds Facility, Rocky View Facility or, once completed, one of our future facilities, or during transport or delivery, could result in the significant loss of product as well as customers and may expose us to additional liability, including regulatory fines, litigation or increased expenses relating to the resolution and future prevention of similar events. Any failure to take steps necessary to ensure the safekeeping of our cannabis could also have an impact on our ability to continue operating under our existing licences, to renew or receive amendments to our existing licences or to receive required new licences.

There has been limited study on the health effects of cannabis and cannabis products, including vaping products, and future clinical research studies may lead to conclusions that dispute or conflict with our understanding and belief regarding the benefits, viability, safety, efficacy, dosing and social acceptance of such products.

Research in Canada, the United States and internationally regarding the benefits, viability, safety, efficacy and dosing of cannabis or isolated cannabinoids, such as CBD and THC, remains in relatively early stages. Few clinical trials on the benefits and risks of cannabis or isolated cannabinoids have been conducted.

Future research and clinical trials may draw opposing conclusions to statements contained in the articles, reports and studies currently favored, or could reach different or negative conclusions regarding the benefits, viability, safety, efficacy, dosing or other facts and perceptions related to medical or adult-use cannabis, which could adversely affect social acceptance of cannabis and the demand for our cannabis products.

We may not be successful at transitioning and growing the business of Bridge Farm or leveraging Bridge Farm’s existing retail relationships, and we may not be able to recoup our investment in Bridge Farm.

Transitioning and growing the business of Bridge Farm over the longer-term will require continued investment in Bridge Farm’s operations, which may be significant. We currently intend to proceed with the completion of phase 2 of Bridge Farm’s Clay Lake facility located in Spalding, Lincolnshire, United Kingdom, the (“Clay Lake Phase 2 facility”), and we may invest incremental capital into Bridge Farm’s production facilities to transition certain facilities to the cultivation of hemp plants and high-THC cannabis. There is no assurance that we will be able to successfully transition Bridge Farm’s facilities to the cultivation of hemp and high-THC cannabis plants or complete the Clay Lake Phase 2 facility on a timely manner or within budget or successfully develop CBD or medical cannabis products from such plants. Although Bridge Farm has longstanding relationships with retailers in the United Kingdom, we may not be able to maintain and leverage such relationships or such relationship, may change. Retailers with which Bridge Farm has existing commercial relationships have not agreed to and may choose not to sell our CBD products or may only sell our products on terms that we do not view as advantageous. Moreover, retailers could choose to sell our CBD products in the United Kingdom but not in other countries. In addition, although Bridge Farm currently cultivates hemp in a portion of one of its facilities, it has not previously manufactured, produced or sold hemp or CBD products. Such efforts may not prove successful or profitable. In addition, we do not currently have extraction capabilities and, until we develop such capabilities, we will be reliant on third parties to extract CBD for use in various product offerings. Such third-party extraction may cost more than we anticipate, which would negatively impact our margins. In addition, such third-party extraction may not be delivered on schedule, meet our standards of quality or comply with applicable regulatory requirements, any of which may cause inventory shortages and cause us to fail to deliver certain offerings on a timely basis or at all. Furthermore, we will need additional licences to commercialize any future CBD products in the United Kingdom or elsewhere.

Bridge Farm’s business and future capital requirements will depend on many factors, including: the successful integration of Bridge Farm and its personnel, our ability to transition certain of Bridge Farm’s facilities to the cultivation of hemp and high-THC cannabis and production of CBD, consumer trends in the United Kingdom, European Union and elsewhere regarding the use of CBD products, regulatory developments with respect to the cannabis industry in the United Kingdom, European Union and elsewhere, the development of new products and offerings and maintaining and expanding customer relationships. We may not have sufficient capital to fund these activities and may not be able to obtain financing on acceptable terms or at all.

The Company is currently conducting a strategic review of Bridge Farm, including, but not limited to, a sale of all of its assets. There is no guarantee that we will be able to complete a transaction with respect to Bridge Farm on terms acceptable to us or at all. In addition, it is unlikely we will be able to recoup our investment in Bridge Farm as part of such process.

We will be exposed to risks relating to the laws of various countries as a result of any international expansion.

We may expand our operations to various countries, including the United Kingdom and other European countries. As a result of these expansions, we may become exposed to various levels of political, economic, legal, regulatory and other risks and uncertainties associated with operating in or exporting to these jurisdictions. These risks and uncertainties include changes in the laws, regulations and policies governing the production, sale and use of cannabis and cannabis-based products, political instability, currency controls, fluctuations in currency exchange rates and rates of inflation, labor unrest, changes in taxation laws, regulations and policies, restrictions on foreign exchange and repatriation and changing political conditions and governmental regulations relating to foreign investment and the cannabis business more generally.

Changes, if any, in the laws, regulations and policies relating to the advertising, production, sale and use of cannabis and cannabis-based products or in the general economic policies in these jurisdictions, or shifts in political attitude related thereto, may adversely affect the operations or profitability of our international operations in these countries. Specifically, our operations may be affected in varying degrees by government regulations with respect to labelling, branding, marketing, health warnings, production, price controls, export and import controls, controls on currency remittance, increased income taxes, restrictions on foreign investment, land and water use restrictions and government policies rewarding contracts to local competitors or requiring domestic producers or vendors to purchase supplies from a particular jurisdiction. Failure to comply strictly with applicable laws, regulations and local practices could result in additional taxes, costs, civil or criminal fines or penalties or other expenses being levied on our international operations, as well as other potential adverse consequences such as the loss of necessary permits or governmental approvals or the inability to grow our business in these jurisdictions.

Furthermore, although we may expand production of hemp at certain of Bridge Farm’s facilities in the United Kingdom with a view toward facilitating exports of future CBD products to countries in the European Union, there is no assurance that these countries will authorize the import of our CBD products from the United Kingdom, or that the United Kingdom will authorize or continue to authorize such exports, or that an ability to export products from the United Kingdom into the European Union will provide us with any advantage. In February 2020, the UK Food Standards Agency (FSA) stated that CBD suppliers must receive a “novel food” approval by March 31, 2021 to sell CBD products in retail locations or such products will be removed from stores. New entrants, like Bridge Farm, will not be able to sell products without first receiving approval. There is no guarantee that Bridge Farm will receive such approval and any failure to receive such approval may materially adversely affect our business. Each country in the European Union (or elsewhere) may impose restrictions or limitations on imports that require the use of, or confer significant advantages upon, producers within that particular country. As a result, we may be required to establish production facilities similar to Bridge Farm in one or more countries in the European Union where we wish to distribute our products in order to gain access to these markets or to take advantage of the favorable legislation offered to producers in these countries.

We must rely on international advisors and consultants in the foreign countries in which we intend to operate.

The legal and regulatory requirements in the foreign countries in which we intend to operate with respect to the cultivation and sale of cannabis, banking systems and controls, as well as local business culture and practices are different from those in Canada. Our officers and directors must rely, to a great extent, on local legal counsel and consultants in order to keep abreast of material legal, regulatory and governmental developments as they pertain to and affect our business operations, and to assist with governmental relations. We must rely, to some extent, on those members of management and the board of directors who have previous experience working and conducting business in these countries, if any, to enhance our understanding of and appreciation for the local business culture and practices. We also rely on the advice of local experts and professionals in connection with current and new regulations that develop in respect of the cultivation and sale of cannabis as well as in respect of banking, financing, labor, litigation and tax matters in these jurisdictions. Any developments or changes in such legal, regulatory or governmental requirements or in local business practices are beyond our control.

The United Kingdom’s departure from the European Union could adversely affect our ability to execute on our plans for the Bridge Farm facilities.

In June 2016, voters in the United Kingdom approved an advisory referendum to withdraw from the European Union, commonly referred to as “Brexit,” which was consummated on January 31, 2020. The United Kingdom has until December 31, 2020 to reach and ratify a new agreement with the European Union which, among other things, would include terms of trade. However, there can be no assurance regarding the duration of such negotiations or the terms thereof. Any withdrawal agreement reached could significantly disrupt the free movement of goods, services, and people between the United Kingdom and the European Union, and result in increased legal and regulatory complexities, as well as potential higher costs of conducting business in Europe. There may be similar referendums or votes in other European countries in which we may do business. The uncertainty surrounding the terms of the United Kingdom’s withdrawal and its consequences, as well as the impact of any similar circumstances that may arise elsewhere in Europe, could increase our costs and adversely impact consumer and investor confidence, and the level of consumer discretionary purchases, including purchases of our products. Furthermore, regulatory changes could harm our interest in Bridge Farm by raising the cost of input goods, increasing the cost to export or import between the United Kingdom and the European Union, or imposing other limits on the movement of goods or services.

The hemp and CBD product markets are new and heavily regulated with rules subject to rapidly changing laws and uncertainty, compliance with which may come with significant cost.

The markets for the production of hemp and CBD products are competitive and evolving. Continued development of the hemp and CBD product markets within the broader cannabis industry will be dependent upon new legislative authorization of such products. Any number of events or occurrences could slow or halt progress altogether in these industries. While the progress of the hemp and

CBD product markets is currently encouraging, growth of such markets is not assured. Numerous factors may impact or negatively affect the lawmaking process within the various jurisdictions where we have business interests. Any one of these factors could slow or halt the use of hemp or CBD products, which could negatively impact our business and possibly cause us to discontinue the related operations as a whole.

In Canada, the new Industrial Hemp Regulations, or IHR, under the Cannabis Act replaced the previous Industrial Hemp Regulations under the Controlled Drugs and Substances Act on October 17, 2018. The regulatory scheme for industrial hemp largely remains the same; however, the IHR permits the sale of hemp to federally licensed cannabis processors under certain circumstances, and licensing requirements were softened in accordance with the perceived lower risk posed by industrial hemp. The IHR defines industrial hemp as a cannabis plant, or any part of that plant, in which the concentration of THC is 0.3% by weight or less in the flowering heads and leaves. In Canada, cannabis products containing CBD are subject to the Cannabis Act and the Cannabis Regulations. Not every activity involving industrial hemp falls within the scope of the IHR. For example, the extraction of CBD or another phytocannabinoid from the flowering heads, leaves and branches of the plant falls under the Cannabis Regulations and requires a cannabis processing licence.

In the EU, legislative approaches to the regulation of CBD products vary country by country, including local regulations with respect to THC content, and continue to evolve; however, EU-wide rules require products to contain no more than 0.2% THC. There is no assurance that any EU country will authorize or continue to authorize exports, imports, cultivation or production of hemp or CBD products. If any of these local laws or regulations prevent or discourage us from achieving our business goals, they may have an adverse effect upon our operations or restrict our ability to produce or sell products in the future.

In the United States, the Agriculture Improvement Act of 2018, or the Farm Bill, removed hemp-derived CBD containing less than 0.3% THC from the list of scheduled narcotics in December 2018 if certain conditions relating to its production are satisfied; however, the U.S. Food and Drug Administration (the “FDA”), and the United States Department of Agriculture have asserted their authority to regulate hemp-derived products in the United States. In addition, many states regulate hemp and hemp-derived products, including CBD. In particular, the FDA has declared that it is illegal under the U.S. Federal Food, Drug, and Cosmetic Act to market or sell CBD products as dietary supplements or to market or sell food to which CBD has been added, absent the issuance of an authorizing regulation by the FDA. In March 2019, the FDA formed a task force to develop legislation proposals regarding the regulation of CBD. Until regulations surrounding hemp and hemp-derived products are clarified in the United States, there will be substantial uncertainty around hemp and hemp-derived CBD, and the viability of the market for any such products.

The shifting compliance environment with respect to the hemp and CBD products and the need to build and maintain robust systems to comply with different regulations in multiple jurisdictions increases the possibility that we may violate one or more of the requirements. If our operations are found to be in violation of any of such laws or any other governmental regulations that apply to us, we may be subject to penalties, including, without limitation, civil and criminal penalties, damages, fines or the curtailment or restructuring of our operations.

The hemp and CBD product markets in Canada, the European Union and elsewhere are also subject to many of the same risks as the adult-use cannabis industry and market.

The hemp and CBD product markets in Canada, the European Union and elsewhere are subject to many of the same risks that are applicable to the broader cannabis industry and adult-use cannabis market, including risks related to the need for regulatory approvals, the early status and uncertain growth of the industry, agricultural farming, consumer acceptance and perception of hemp-derived products, competition, regulations regarding labelling, branding and marketing and the lack of clinical studies regarding the benefits, viability, safety, efficacy and dosing of such products.

Third parties with whom we do business may perceive themselves as being exposed to reputational risk as a result of their relationship with us.

The parties with whom we do business, or would like to do business with, may perceive that they are exposed to reputational risk as a result of our business activities relating to cannabis, which could hinder our ability to establish or maintain business relationships or raise capital. These perceptions relating to the cannabis industry may interfere with our relationship with service providers in Canada and other countries.

We may seek to enter into extraction agreements, co-packing agreements, joint ventures, licensing arrangements or other relationships, or expand the scope of currently existing relationships, with third parties that we believe will have a beneficial impact on us, and there are risks that such strategic alliances or expansions of our currently existing relationships may not enhance our business in the desired manner.

We currently have, and may expand the scope of, and may in the future enter into, extraction agreements, co-packing agreements, joint ventures, licensing arrangements or other relationships with third parties that we believe will complement or augment our existing business and create additional revenue streams, including leasing any unused or excess facility space to other licensed producers. Our ability to complete additional arrangements is dependent upon, and may be limited by, among other things, the availability of suitable candidates and capital. In addition, such third-party arrangements could present unforeseen integration obstacles or costs, may not enhance our business and may involve risks that could adversely affect us, including the investment of significant amounts of management time that may be diverted from operations in order to pursue and complete such transactions or maintain such relationships. Future third-party arrangements could result in the incurrence of debt, costs and contingent liabilities, cross-contamination, damage to our products or facilities and harm to our brand, and there can be no assurance that future such arrangements will achieve, or that our existing arrangements will continue to achieve, the expected benefits to our business or that we will be able to consummate future arrangements on satisfactory terms, or at all.

Our contracts with other licensed producers may expose us to additional costs and negatively impact our results of operations.

We derive a significant portion of our revenue from sales of cannabis flower to other licensed producers in Canada. Our supply contracts with these other licensed producers contain provisions governing, among other things, the quality and THC-content of the cannabis supplied and the manner, time and place of such delivery. We have experienced issues with such supply agreements, including a legal dispute with one of our customers resulting from our failure to timely deliver product and the provision of additional product at no cost to another customer due to a disagreement over the THC-content of product supplied. In addition, we have a contract with another licensed producer to purchase a minimum amount of cannabis every month until 2038 at agreed upon prices and subject to certain revenue sharing arrangements. Such contract requires us to purchase such cannabis even if we have an excess supply of inventory (as we are currently experiencing). Issues with our contracts, including disagreements with our counterparties and any resulting publicity, and failure to comply with such agreements may have an material adverse impact on our results of operation and business. In addition, we are exposed to the credit risk of the licensed producers to which we sell. If any of our licensed producer-customers were to suffer financial difficulty, including bankruptcy, our business and liquidity may be materially adversely affected.

We may not be able to successfully identify and execute future acquisitions or dispositions or to successfully manage the impacts of such transactions on our operations.

We may seek strategic acquisitions in the future. Our ability to identify, consummate and integrate effectively any future potential acquisitions on terms that are favorable to us may be limited by the number of attractive acquisition targets, internal demands on our resources and, to the extent necessary, our ability to obtain financing on satisfactory terms, if at all. Any such activities may require, among other things, various regulatory approvals, licences and permits and there is no guarantee that all required approvals, licences and permits will be obtained in a timely fashion or at all. Acquisitions may expose us to additional risks including: difficulties in integrating administrative, financial reporting, operational and information systems; difficulties in managing newly acquired operations and improving their operating efficiency; difficulties in maintaining uniform standards, controls, procedures and policies through all our operations; difficulties entering into markets in which we have little or no direct experience; difficulties in retaining key employees of the acquired operations; and disruptions to our ongoing business. In addition, future acquisitions could result in the incurrence of additional debt, costs, and contingent liabilities. For example, we incurred a $100.3 million goodwill impairment related to our acquisition of Bridge Farm. We may also incur costs for and divert management attention to potential acquisitions that are never consummated. For acquisitions that are consummated, expected synergies may not materialize.

We are subject to risks inherent in an agricultural business, including the risk of crop failure.

The cultivation of cannabis, herbs and ornamental flowers are agricultural processes. As such, our business is subject to the risks inherent in the agricultural business, including risks of crop failure presented by weather, insects, fire, plant diseases and similar agricultural risks. Although we currently grow our products indoors under climate-controlled conditions, there can be no assurance that natural elements, such as extreme weather, insects and plant diseases, will not entirely interrupt our production activities or have an adverse effect on our business. In addition, cannabis plants, including cannabis, herbs and ornamental flowers, can be vulnerable to various pathogens including bacteria, fungi, viruses and other miscellaneous pathogens. We have had to dispose of crops in the past due to pathogens. Such instances often lead to reduced crop quality, stunted growth or death of the plant. Moreover, cannabis, including hemp, is “phytoremediative”, meaning that it may extract toxins or other undesirable chemicals or compounds from the ground in which it is planted. Various regulatory agencies have established maximum limits for pathogens, toxins, chemicals and other compounds that may be present in agricultural materials. In addition, we have experienced, and may in the future experience, production issues at our facilities, including poor crop yields, harvests of product with THC concentration that is too low to meet product specifications, fires, floods and contamination of our product from foreign objects. As a result of the foregoing, our products may not be suitable for commercialization, our products may be returned to us by our customers, and we may have to destroy the applicable portions of our crops.

Natural disasters, unusual weather, pandemic outbreaks such as COVID-19, boycotts and geo-political events or acts of terrorism could adversely affect our operations and financial results.

The occurrence of one or more natural disasters, such as hurricanes, floods and earthquakes, unusually adverse weather, pandemic outbreaks of influenza and other highly communicable diseases or viruses, such as the COVID-19 virus, boycotts and geo-political events, such as civil unrest in countries in which our operations are located and acts of terrorism, or similar disruptions could adversely affect our business, financial condition, liquidity and results of operations. These events could result in physical damage to one or more of our properties, increases in fuel or other energy prices, the temporary or permanent closure of one or more of our facilities or our customers, the temporary lack of an adequate workforce in a market, the temporary or long-term disruption in the supply of products from suppliers, the temporary disruption in the transport of goods, delay in the delivery of goods to and from our facilities, and disruption to our information systems.

In March 2020, as a result of the COVID-19 pandemic, Alberta declared a state of emergency and ordered the closure of schools and certain other public facilities. Alberta also amended its rules around paid sick leave to allow full and part-time employees to take 14 days of job-protected leave if they are required to self-isolate or caring for a dependent that is required to self-isolate. In addition, Sundial announced enhanced safety protocols at its Canadian and U.K. facilities, staffing measure changes and implemented remote work procedures for its corporate staff. Such measures and government mandates may not be effective and one or more of our employees may get sick and may come to work infected, necessitating a short or long-term closure of the affected facilities, disrupting production. Such measures and mandates may also increase our expenses and otherwise impair our production levels or cause us to close or severely limit production at our facilities. Further, legal cannabis dispensaries in Canada may close voluntarily or be forced to close by the provincial governments, reducing our ability to distribute cannabis. Consumer demand for cannabis and our other products may be reduced as a result of reductions in consumers’ disposable income associated with lay-offs and work or pay limitations due to mandatory social distancing and lockdown measures implemented by governments in the geographies where we operate. Production limitations or stoppages, social distancing measures and other impediments affecting our suppliers, partners or producers of goods, such as vape hardware, should they materialize, may make it difficult, more costly, or impossible for Sundial to produce or distribute cannabis, conduct quality testing, extract cannabis oils, or otherwise market and sell its products. For example, we have experienced delays in shipment of vape cartridge hardware for our products from China. Limitations on the function of Health Canada and other regulators as a result of remote work of its employees or redeployment of its resources to addressing the pandemic may delay our communications with the regulatory authorities and delay renewal of our existing licences or the receipt of additional licences required for our operations, should such licences be sought. Bridge Farm is facing similar challenges, conditions and risks in the United Kingdom, including cancellation of deliveries of flowers and plants by retailers, which has resulted in lost revenue. In addition, at least one employee at Bridge Farm has tested positive for the COVID-19 virus and is being attended to by health professionals. Although we do not expect to close the Bridge Farm facilities, we have taken additional precautions and plan to reduce operations at Bridge Farm starting April 1, 2020. There can be no guarantee that we will not have to suspend operations at Bridge Farm for a significant period of time. If macroeconomic conditions continue to worsen in Canada, the United Kingdom and the rest of the world, demand for cannabis and our other products may significantly decline and industry participants, including our customers and suppliers, may face financial hardship. In addition, the increased market volatility resulting from global business and economic disruption related to the pandemic and measures to contain it has made it more difficult for companies to access capital markets. Such volatility has hampered, and may in the future hamper, Sundial’s efforts to secure additional financing or amendments to its credit agreements. The duration and severity of the COVID-19 pandemic is currently unknown and the pandemic may continue for a significant period of time. Any of the foregoing may adversely affect our financial position, results of operations and liquidity. The longer the pandemic continues, the more severe such impacts may be.

We have undergone changes to management and our board of directors as well as implemented business optimization initiatives — all of which may distract from our operation of the business and may not the be successful.

On January 30, 2020, we announced certain changes to our executive team and board of directors, including the resignation of Torsten Kuenzlen as our Chief Executive Officer and a member of our board of directors, the resignation of Edward Hellard as our Executive Chairman, the appointment of one of our directors, Zach George, as Chief Executive Officer, and the promotion of Andrew Stordeur as President and Chief Operating Officer.

Due to the early-stage nature of our business and our strategy, our success is largely dependent on the performance of our management team as well as our ability to continue to attract, develop, motivate and retain highly qualified and skilled employees. Consequently, the loss of any member of management or other key operational employees may have a substantial effect on our future success or failure. We do not currently maintain key-person insurance on the lives of any of our key employees. Experienced personnel in the cannabis industry, or personnel with other industry experience transferrable to the cannabis industry, are in high demand and competition for their talents is intense. As a result of the foregoing, we have incurred, and may incur in the future, significant costs to attract and retain employees.

In addition, in response to slower than expected regulatory approvals of new retail stores and delays in some cannabis 2.0 products, we implemented several cost savings and business optimization initiatives, including the enhancement of facility workflows and processes, realignment of product lines and product formats to areas of stronger demand, workforce optimization and a heightened discipline in cost management. As of the date of this Annual Report, a substantial portion of these initiatives have been implemented, with cost reductions expected to be realized beginning in the first quarter of 2020. As part of the leadership team's focus on improved efficiency, cost management and long-term sustainability, the Company will continue to monitor operations to ensure it remains responsive in the current environment.

A variety of factors could cause us not to realize some or all of the expected cost savings, including, among others, delays in the anticipated timing of activities related to our cost savings programs, lack of sustainability in cost savings over time, unexpected costs associated with operating our business, our ability to reduce headcount and our ability to achieve the efficiencies contemplated by the business optimization initiatives. We may be unable to realize all of these cost savings within the expected timeframe, or at all, and we may incur additional or unexpected costs in order to realize them. In such event, we may have difficulty complying with the terms of our indebtedness. The magnitude of expected cost savings are based upon a number of assumptions and estimates that are in turn based on our analysis of the various factors which currently, and could in the future, impact our business. These assumptions and estimates are inherently uncertain and subject to significant business, operational, economic and competitive uncertainties and contingencies. Certain of the assumptions relate to business decisions that are subject to change, including, among others, our anticipated business strategies, our marketing strategies, our product development and licensing strategies and our ability to anticipate and react to business trends. Other assumptions relate to risks and uncertainties beyond our control, including, among others, the economic environment in which we operate, cannabis regulation and licensing and other developments in our industry as well as capital markets conditions from time to time. The actual results of implementing the various cost savings initiatives may differ materially from our estimates if any of these assumptions prove incorrect. Moreover, our continued efforts to implement these cost savings may divert management attention from the rest of our business and may preclude us from seeking attractive new product and other opportunities.  Additionally, former employees may file lawsuits against us, which may be expensive to defend and could potentially result in adverse judgements against us. Any of the foregoing may materially and adversely affect our business, results of operations and liquidity.

Directors and certain key employees of a licensed producer must obtain and maintain a security clearance from Health Canada. Certain of our directors and key employees have not yet obtained such clearance. There is no assurance that any of our existing directors or employees who presently or may in the future require a security clearance will be able to obtain or renew such clearances in a timely manner or at all, or that new personnel who require a security clearance will be able to obtain one.

Each director and certain key employees of a company that holds a licence for cultivation, processing or sale under the Cannabis Regulations is subject to the requirement to obtain and maintain a security clearance from Health Canada. Certain additional key personnel are also required to obtain and maintain a security clearance. Under the Cannabis Regulations, a security clearance cannot be valid for more than five years and must be renewed before the expiry of a current security clearance. All of our directors and executive officers have obtained security clearance from Health Canada with the exception of Greg Mills and Bryan Pinney (two of our directors) and Zach George (our Chief Executive Officer and director).  There is no assurance that any of our existing personnel who presently or may in the future require a security clearance will be able to obtain or renew such clearances in a timely manner or at all, or that new personnel who require a security clearance will be able to obtain one. A failure by an individual in a key operational position to maintain or renew his or her security clearance could result in a reduction or complete suspension of our operations or loss of our licences. In addition, if an individual in a key operational position leaves us, and we are unable to find a suitable replacement who is able to obtain a security clearance required by the Cannabis Act in a timely manner, or at all, we may not be able to conduct our operations at planned production volume levels or at all. Furthermore, the Cannabis Regulations require us to designate a qualified individual in charge who is responsible for supervising transactions with cannabis, which individual must meet certain educational and security clearance requirements. Moreover, depending on the activity, under current regulations a qualified person in charge or an individual with security clearance must be physically present in a space where other individuals are conducting activities with cannabis. If our current designated qualified person in charge fails to maintain his security clearance, or if our current designated qualified person in charge leaves us and we are unable to find a suitable replacement who meets these requirements, we may no longer be able to conduct activities with respect to the cultivation, production or sale of cannabis

Significant interruptions in our access to certain key inputs such as labor, raw materials, electricity, water and other utilities may impair our growing operations and materially affect our business.

Our business is dependent on a number of key inputs and their related costs, including raw materials, supplies and equipment related to our operations, as well as electricity, water and other utilities. Any significant interruption, price increase or negative change in the availability or economics of the supply chain for key inputs and, in particular, loss of any energy subsidies, rising or volatile energy costs could curtail or preclude our ability to continue production and may have a material adverse impact on our business and results of operations. Certain of our energy subsidies were contingent on our ability to meet certain milestones by January 31, 2020. While we believe we have met all milestones and have made application for all subsidies, there is no assurance that subsidies will continue or that our outstanding applications will be approved. In addition, our operations could be significantly affected by a prolonged power outage. Furthermore, our cultivation operations require a significant amount of electricity as a result it may be difficult for us to locate areas to construct additional cultivation operations as we grow.

Our ability to compete and grow cannabis and other plants is dependent on us having access, at a reasonable cost and in a timely manner, to skilled labor, equipment, parts and components. No assurances can be given that we will be successful in maintaining our required supply of labor, equipment, parts and components.

Our headquarters, Olds Facility and Rocky View Facility, are in Alberta, a province whose economy has historically relied heavily on the oil and gas industry. As we are currently in an oil and gas downturn, we may temporarily have increased access to labor and benefit from lower employment expenses. If the oil and gas industry recovers and begins hiring in large numbers, we may face increased competition for employees, which could harm our ability to attract and retain employees or increase our compensation costs.

The valuation of our biological assets is subject to certain assumptions and estimates.

Pursuant to IFRS, we measure the value of our biological assets (consisting of plants in various stages of vegetation) using the income approach at fair value less costs to sell up to the point of harvest. As market prices are generally not available for biological assets while they are growing, we are required to make assumptions and estimates relating to, among other things, expected harvest yields, selling prices and costs to sell. The assumptions and estimates used to determine the fair value of biological assets, and any changes to such prior estimates, directly affect our reported results of operations. If actual yields, prices, costs, market conditions or other results differ from our estimates and assumptions, there could be material adjustments to our results of operations. In addition, the use of these future estimated metrics differs from US GAAP. As a result, our financial statements and reported earnings are not directly comparable to those of similar companies in the United States.

Failure in our quality control systems may adversely impact our sales volume, market share and profitability.

The quality and safety of our products are critical to the success of our business and operations. As such, it is imperative that our (and our service providers’) quality control systems operate effectively and successfully. Quality control systems can be negatively impacted by the design of the quality control systems, the quality training program, and adherence by employees to quality control guidelines. Although we strive to ensure that all of our service providers have implemented and adhere to high caliber quality control systems, we could experience a significant failure or deterioration of such quality control systems. If, as a result of a failure in our (or our service providers’) quality control systems, contamination of, or damage to, our inventory or packaged products occurs, we may incur significant costs in replacing, destroying or repurposing such inventory, providing replacement products to our customers or recalling such products. We may be unable to meet customer demand and may lose customers who have to purchase alternative brands or products. In addition, consumers may lose confidence in our products whether affected or not and our brand may be materially damaged. A loss of sales volume from a contamination event may occur, and such a loss may affect our ability to supply our current customers and to recapture their business in the event they are forced to switch products or brands, even if on a temporary basis. We may also be subject to legal action as a result of a contamination, which could result in negative publicity and negatively impact our results of operations. During this time, our competitors may benefit from an increased market share that could be difficult and costly to regain.

Our products may be subject to recalls or returns for a variety of reasons, which could require us to expend significant management and capital resources.

Manufacturers and distributors of consumer goods products are sometimes subject to the recall or return of their products for a variety of reasons, including public health and public safety risks, product defects, such as contamination, adulteration, unintended harmful side effects or interactions with other substances, packaging safety and inadequate or inaccurate labelling disclosure. Although we have detailed procedures in place for testing our finished products, there can be no assurance that any quality, potency or contamination problems will be detected in time to avoid product returns, recalls, regulatory action or lawsuits, whether frivolous or otherwise. While we have not been subject to a recall to date, if any of the products produced by us are recalled in the future due to an alleged product defect or for any other reason, we could be required to incur the unexpected expense of the recall and any legal proceedings that might arise in connection with the recall. In addition, from time to time we have customers return our products alleging, among other things, contamination and failure to meet designated specifications. As a result of any such recall or return, we may lose a significant amount of sales and may not be able to replace those sales at an acceptable margin or at all. In addition, a product recall or return may require significant management attention, expose us to liabilities or damage our reputation and goodwill or that of our products or brands.

Additionally, product recalls and returns may lead to increased scrutiny of our operations by Health Canada or other regulatory agencies, requiring further management attention, increased compliance costs and potential legal fees, fines, penalties and other expenses. Any product recall affecting the cannabis industry more broadly, whether or not involving us, could also lead consumers to lose confidence in the safety and security of such products, including products sold by us.

We may be subject to product liability claims or regulatory action if our products are alleged to have caused significant loss, injury or death, which is exacerbated by the fact that cannabis use may increase the risk of serious adverse side effects.

As a manufacturer and distributor of products which are ingested or otherwise consumed by humans, we face the risk of exposure to product liability claims, regulatory action and litigation if our products are alleged to have caused loss, injury or death. We may be subject to these types of claims due to allegations that our products caused or contributed to injury, illness or death, made false, misleading or impermissible claims, failed to include adequate labelling and instructions for use or failed to include adequate warnings concerning possible side effects or interactions with other substances. This risk is exacerbated by the fact that cannabis use may increase the risk of developing schizophrenia and other psychoses, symptoms for individuals with bipolar disorder, and other side effects. Previously unknown adverse reactions resulting from human consumption of cannabis products alone or in combination with other medications or substances could also occur. In addition, the manufacture and sale of cannabis products, like the manufacture and sale of any ingested or consumable product, involves a risk of injury to consumers due to tampering by unauthorized third parties or product contamination. We may in the future have to recall certain of our cannabis products as a result of potential contamination and quality assurance concerns. A product liability claim or regulatory action against us could result in increased costs and could adversely affect our reputation and goodwill with our consumers. There can be no assurance that we will be able to maintain product liability insurance on acceptable terms or with adequate coverage against potential liabilities. Such insurance is expensive and may not be available in the future on acceptable terms, or at all. The inability to obtain sufficient insurance coverage on reasonable terms or to otherwise protect against potential product liability claims could result in us becoming subject to significant liabilities that are uninsured and also could adversely affect our commercial arrangements with third parties.

We may be subject to liability claims as a result of positive testing for THC or banned substances.

Our products are made from cannabis and contain varying levels of THC. THC is banned in many jurisdictions and heavily regulated in many others. Moreover, regulatory frameworks for legal amounts of consumed THC is evolving. Whether or not ingestion of THC (at low levels or otherwise) is permitted in a particular jurisdiction, there may be adverse consequences to end users who test positive for trace amounts of THC attributed to use of our products, including future CBD products. Positive tests may adversely affect the end user’s reputation, ability to obtain or retain employment and participation in certain athletic or other activities. A claim or regulatory action against us based on such positive test results could adversely affect our reputation.

We rely on third-party distributors to distribute our products, and those distributors may not perform their obligations.

We rely on third-party distributors, including provincial regulatory boards and private retailers, and may in the future rely on other third parties, to distribute and sell our products to consumers. If these distributors do not successfully carry out their contractual duties, if there is a delay or interruption in the distribution of our products or if these third parties damage our products, it could negatively impact our revenue from product sales. Furthermore, any damage to our products, such as product spoilage, could expose us to potential product liability, damage our reputation and the reputation of our brands or otherwise harm our business and results of operations.

We may not be able to obtain adequate insurance coverage in respect of the risks we and our business face, the premiums for such insurance may not continue to be commercially justifiable or there may be coverage limitations and other exclusions which may result in such insurance not being sufficient to cover potential liabilities that we face.

We currently have insurance coverage, including product liability, business interruption and property insurance, protecting many, but not all, of our assets and operations. Our insurance coverage is subject to coverage limits and exclusions and may not be available for the risks and hazards to which we are exposed. In addition, no assurance can be given that such insurance will be adequate to cover our liabilities, including potential litigation and product liability claims, or will be generally available in the future or, if available, that premiums will be commercially justifiable. If we were to incur substantial liability and such damages were not covered by insurance or were in excess of policy limits, we may be exposed to material uninsured liabilities that could impede our liquidity, profitability or solvency.

If we are not able to comply with all safety, health and environmental regulations applicable to our operations and industry, we may be held liable for any breaches of those regulations.

Safety, health and environmental laws and regulations affect nearly all aspects of our operations, including product development, working conditions, waste disposal, emission controls, the maintenance of air and water quality standards and land reclamation, and, with respect to environmental laws and regulations, impose limitations on the generation, transportation, storage and disposal of solid and hazardous waste. Compliance with safety, health and environmental laws and regulations can require significant expenditures, and failure to comply with such safety, health and environmental laws and regulations may result in the imposition of fines and penalties, the temporary or permanent suspension of operations, the imposition of clean-up costs resulting from contaminated properties, the imposition of damages and the loss of or refusal of governmental authorities to issue permits or licences to us. Exposure to these liabilities may arise in connection with our existing operations, our historical operations and operations that may in the future be closed or sold to third parties. We could also be held liable for worker exposure to hazardous substances and for accidents causing injury or death. There can be no assurance that we will at all times be in compliance with all safety, health and environmental laws and regulations notwithstanding our attempts to comply with such laws and regulations.

Changes in applicable safety, health and environmental standards may impose stricter standards and enforcement, increased fines and penalties for non-compliance, more stringent environmental assessments of proposed projects and a heightened degree of responsibility for companies and their officers, directors and employees. We are not able to determine the specific impact that future changes in safety, health and environmental laws and regulations may have on our industry, operations or activities and our resulting financial position; however, we anticipate that capital expenditures and operating expenses will increase in the future as a result of the implementation of new and increasingly stringent safety, health and environmental laws and regulations. Further changes in safety, health and environmental laws and regulations, new information on existing safety, health and environmental conditions or other events, including legal proceedings based upon such conditions or an inability to obtain necessary permits in relation thereto, may require increased compliance expenditures by us.

We are, and may become, subject to litigation, regulatory or agency proceedings, investigations and audits.

We are, and may in the future become, subject to litigation, regulatory or agency proceedings, investigations and audits from time to time, some of which may adversely affect our business. Should any litigation, regulatory or agency proceeding, investigation or audit in which we become involved be determined against us, such a decision could adversely affect our ability to continue operating, the value or market price for the common shares and could require the use of significant resources. Even if we are involved in litigation, regulatory or agency proceedings, investigations and audits and are ultimately successful, they can require the redirection of significant resources and may also create a negative perception of our brand.

For example, in 2019, we entered into a settlement agreement with another licensed cannabis producer in connection with our non-delivery of cannabis under a supply agreement and agreed to pay penalties in the amount of $1.7 million.

Additionally, we have received notice of a legal proceeding commenced against us in the province of Quebec by another licensed cannabis producer alleging breach of a supply agreement and have filed a statement of defence. We have recorded a reserve in the amount of $1.5 million at December 31, 2019 in respect of this matter.

In connection with our initial public offering (“IPO”), we and certain of our current and former officers and directors, as well as the underwriters of our IPO, were named as defendants in several putative shareholder class action lawsuits filed between September 9, 2019 and November 1, 2019. The cases have been consolidated in two separate actions depending on the court in which they were first filed, one in the Supreme Court of New York, New York County, captioned In re Sundial Growers Inc. Securities Litigation, Index No. 655178/2019, and the other in the United States District Court for the Southern District of New York, captioned In re Sundial Growers Inc. Securities Litigation, Master Case No. 1:19-cv-08913-ALC. The complaints in each of the two consolidated actions assert claims under Sections 11, 12(a)(2), and 15 of the U.S. Securities Act of 1933, as amended (the “Securities Act”). They generally allege that the we made material misstatements and omissions in the prospectus and registration statement in connection with the IPO with respect to, among other things, the failure to disclose systemic quality control issues as well as the return of cannabis and termination of the supply agreement by one of the Company’s customers. Additionally, we have received a threat of litigation from an investor in our Senior Convertible Notes.

While we intend to defend ourselves vigorously in all pending and future legal proceedings, we may settle certain matters for strategic reasons, as a part of a resolution of other matters or in order to avoid potentially worse consequences arising from inherently uncertain judicial or administrative processes. Moreover, regardless of the merits of our defenses, if we are unable to resolve certain legal proceedings or regulatory actions, indirect consequences arising from unproven allegations or appealable regulatory findings may have adverse consequences to us. The outcome of any litigation, regulatory or agency proceedings investigations and audits is inherently uncertain. Unfavorable rulings, judgments or settlement terms could have a material adverse impact on our business, liquidity and results of operations.

We are incorporated in the Province of Alberta and enforcement of actions may be difficult.

We are incorporated under the laws of the Province of Alberta and our head office is located in the Province of Alberta. All of our directors and officers and some of the experts named in this Annual Report are residents of Canada or otherwise reside outside of the United States, and a substantial portion of their assets and our assets are located outside the United States. Consequently, it may be difficult for investors in the United States to bring an action against such directors, officers or experts or to enforce against those persons or us a judgment obtained in a United States court predicated upon the civil liability provisions of U.S. federal securities laws or other laws of the United States.

We may be subject to risks related to our information technology systems, including the risk that we may be the subject of a cyberattack and the risk that we may be in non-compliance with applicable privacy laws.

We have entered into agreements with third parties for hardware, software, telecommunications and other information technology, or IT, services in connection with our operations. Our operations depend, in part, on how well we and our vendors protect networks, equipment, IT systems and software against damage from a number of threats, including, but not limited to, cable cuts, damage to physical plants, natural disasters, intentional damage and destruction, fire, power loss, hacking, computer viruses, vandalism or theft. Our operations also depend on the timely maintenance, upgrade and replacement of networks, equipment and IT systems and software, as well as preemptive expenses to mitigate the risks of failures. Any of these and other events could result in information system failures, delays or increases in capital expenses. The failure of information systems or a component of information systems could, depending on the nature of any such failure, adversely impact us.

We are subject to various laws relating to the use of customer information and other personal and confidential information and any non-compliance may result in material adverse consequences to our business.

We collect, process, maintain and use data, including sensitive personal information on individuals, available to us through online activities and other customer interactions with our business. Our current and future marketing programs may depend on our ability to collect, maintain and use this information, and our ability to do so is subject to evolving laws and enforcement trends in Canada and other jurisdictions. There are a number of laws protecting the confidentiality of certain patient health information, including patient records, and restricting the use and disclosure of that protected information. In particular, the privacy rules under the Personal Information Protection and Electronic Documents Act (“PIPEDA”), and similar laws in other jurisdictions, protect medical records and other personal health information by limiting their use and the disclosure of health information to the minimum level reasonably necessary to accomplish the intended purpose. We collect and store personal information about our patients and are responsible for protecting that information from privacy breaches. A privacy breach may occur through a procedural or process failure, an IT malfunction or deliberate unauthorized intrusions. Theft of data for competitive purposes, particularly patient lists and preferences, is an ongoing risk whether perpetrated through employee collusion or negligence or through deliberate cyberattack. Moreover, if we are found to be in violation of the privacy or security rules under PIPEDA or other laws protecting the confidentiality of patient health information, including as a result of data theft and privacy breaches, we could be subject to sanctions and civil or criminal penalties, which could increase our liabilities and harm our reputation.

Certain of our marketing practices rely upon e-mail, social media and other means of digital communication to communicate with consumers on our behalf. We may face risk if our use of e-mail, social media or other means of digital communication is found to violate applicable laws. We post our privacy policy and practices concerning the use and disclosure of user data on our website. Any failure by us to comply with our posted privacy policy, anti-spam legislation or other privacy-related laws and regulations could result in proceedings which could potentially harm our business. In addition, as data privacy and marketing laws change, we may incur additional costs to ensure we remain in compliance. If applicable data privacy and marketing laws become more restrictive at the international, federal, provincial or state levels, our compliance costs may increase, our ability to effectively engage customers via personalized marketing may decrease, our investment in our e-commerce platform may not be fully realized, our opportunities for growth may be curtailed by our compliance burden and our potential reputational harm or liability for security breaches may increase.

We and Bridge Farm have had material weaknesses in our internal control over financial reporting and our management may not be able to successfully implement adequate internal control over financial reporting or disclosure controls and procedures.

Proper systems of internal control over financial reporting and disclosure controls and procedures are critical to the operation of a public company. However, we do not expect that our internal control over financial reporting or disclosure controls and procedures will prevent all errors and remove all risk of fraud. A control system, no matter how well designed and operated, can provide only reasonable, not absolute, assurance that the control system’s objectives will be met. Furthermore, the design of a control system must reflect the fact that there are resource constraints and the benefits of such controls must be considered relative to their costs. Because of the inherent limitations in all control systems, no evaluation of controls can provide absolute assurance that all control issues and instances of fraud, if any, have been detected.

In connection with the audit of our consolidated financial statements for the fiscal periods ended December 31, 2019 and 2018, our management and independent auditors concluded that there were material weaknesses in our internal control over financial reporting. A material weakness is a significant deficiency, or a combination of significant deficiencies, in internal control over financial reporting such that it is reasonably possible that a material misstatement of the annual or interim financial statements will not be prevented or detected on a timely basis. The material weaknesses identified included a lack of segregation of duties related to the review and approval of journal entries. It was noted that there is no review process in place to approve journal entries by someone other than the preparer. Similar material weaknesses were identified at Bridge Farm by the independent auditors thereof prior to our acquisition of Bridge Farm. We are currently implementing a remediation plan and taking the measures necessary to address the underlying causes of this material weaknesses and expect to remediate this material weaknesses for the fiscal year ending December 31, 2020. Remediation may take longer than we expect, the costs to be incurred in connection with remediation may be higher than we expect, and our efforts may not prove to be successful in remediating these material weaknesses.

If we fail to establish and maintain adequate internal controls, including by remediating the aforementioned material weaknesses, we could suffer material misstatements in our financial statements and fail to meet our reporting obligations, which would likely cause investors to lose confidence in our reported financial information and we may not be able to comply with the applicable covenants in our financing arrangements. As a result, we may be subject to costly litigation and shareholder actions, our access to the capital markets may be limited or adversely affected, our results of operations may be adversely affected and the trading price of our common shares may decline. Additionally, ineffective internal controls could expose us to an increased risk of fraud or misuse of corporate assets and subject us to potential delisting from the stock exchanges on which we list or to other regulatory investigations and civil or criminal sanctions. Furthermore, we may be the subject of negative publicity focusing on the restatement of our previously issued financial results and related matters, and may be adversely impacted by negative reactions from our shareholders, creditors, or others with whom we do business. This negative publicity may impact our ability to attract and retain customers, employees and suppliers.

Pursuant to Section 404 (“SOX 404”) of the Sarbanes Oxley Act of 2002 (“SOX”), we will be required, beginning with the second annual report that we file with the SEC, to furnish a report by our management on our internal control over financial reporting, which, after we are no longer an emerging growth company, must be accompanied by an attestation report on such internal controls issued by our independent auditors. To achieve compliance with SOX 404 within the prescribed period, we will document and evaluate our internal control over financial reporting, which is both costly and challenging. In this regard, we will need to continue to dedicate internal resources, potentially engage outside consultants and adopt a detailed work plan to assess and document the adequacy of our internal control over financial reporting, continue steps to improve control processes as appropriate, validate through testing that controls are functioning as documented and implement a continuous reporting and improvement process for internal control over financial reporting. Despite our efforts, there is a risk that neither we nor our independent auditors will be able to conclude within the prescribed timeframe that our internal control over financial reporting is effective as required by SOX 404.

We recognized a goodwill impairment charge for the year ended December 31, 2019 and may be required to recognize additional goodwill and intangible asset impairment charges in the future.

In connection with the accounting for the Bridge Farm acquisition, we recorded goodwill and other intangible assets. Under IFRS, we must assess, at least annually and potentially more frequently, whether the value of goodwill and other indefinite-lived intangible assets has been impaired. Amortizing intangible assets will be assessed for impairment in the event of an impairment indicator. Events or changes indicating that the carrying value of our goodwill or amortizable intangible assets may not be recoverable include reduced future cash flow estimates, slower growth rates in industry segments in which we participate and a decline in our stock price and market capitalization. We may be required to record a significant charge in our consolidated financial statements during the period in which any impairment of our goodwill or amortizable intangible assets is determined, negatively affecting our results of operations and shareholders’ equity. For the year ended December 31, 2019, we recorded $100.3 million in non-cash charges for the impairment of goodwill for our acquisition of Bridge Farm based on an impairment in Bridge Farm’s ability to generate revenue from the cultivation, processing and distribution of CBD products as a result of significant delays and uncertainties in the licensing and regulatory requirements in the United Kingdom. The goodwill impairment was recognized in relation to the portion of goodwill assigned to Bridge Farm’s CBD business.

We may be subject to credit risk.

Credit risk is the risk that the counterparty to a financial instrument fails to meet its contractual obligations, resulting in a financial loss to us. We have credit risk exposure based on the balance of our cash, accounts receivable, subscriptions receivable, and taxes recoverable. There are no assurances that our counterparties or customers will meet their contractual obligations to us.

Our financing agreements contain covenants that limit our ability to seek additional financing or perform desired business operations.

We have various loans, credit facilities and financing arrangements that impose certain covenants, including but not limited to and subject to certain exceptions, forbidding consolidation, amalgamation or merger, the incurrence of any debt not specifically permitted, the amendment or termination of certain supply agreements, the acquisition of any company not specifically permitted, the making of any capital expenditure not specifically permitted and the requirement to maintain a certain working capital and leverage ratios. For example, so long as at least $75.0 million principal amount of loans is outstanding under the SAF Credit Agreement, we are subject to certain financial covenants, including certain leverage ratios and covenants requiring us to (i) maintain at least 60% of the square footage of Bridge Farm’s existing facilities in the United Kingdom, representing approximately 900,000 of the total 3.6 million square feet of expected capacity following the completion of our planned expansion of Bridge Farm’s facilities, dedicated to non-CBD plant production and inventory and (ii) achieve certain minimum gross margin targets in respect of Bridge Farm’s non-CBD plant business for the three months ending December 31, 2019 and the three months ending March 31, 2020. Our ability to maintain the required gross margin depends on a number of factors outside our control, including known and unforeseen risks relating to our production volumes and operating expenses. Management believes that we will be able to meet the requirement of this minimum gross margin covenant. However, there is no assurance that we will be able to do so. In the event that we do not meet the required specified minimum gross margin for any reason, we will be in default of the SAF Credit Agreement, if not cured prior to the applicable deadline. In addition, the availability of incremental borrowings under our current or future debt facilities are subject to conditions precedent, including the achievement of certain operating results. See “Liquidity and Capital Resources—Debt—Term Debt Facility” in “Management’s Discussion and Analysis of Financial Condition and Results of Operations” attached to this Annual Report as Exhibit 15.1.

At December 31, 2019, the Syndicated Credit Agreement, as written, contained certain financial covenants to maintain:

(i)	An available cash balance to March 31, 2020;
(ii)	A certain interest coverage ratio as at December 31, 2019;
(iii)	A certain senior funded debt to EBITDA ratio as at March 31, 2020 and as at the end of every fiscal quarter thereafter; and
(iv)	A fixed charge coverage ratio at March 31, 2020 and as at the end of every fiscal quarter thereafter.

At December 31, 2019 the Company was not in compliance with the interest coverage ratio covenant, which caused a cross-acceleration of its Term Debt Facility. Subsequent to December 31, 2019, the Company has obtained a waiver under the Syndicated Credit Agreement for the December 31, 2019 interest coverage ratio covenant breach and a waiver for any breaches of the Term Debt Facility. Under the terms of the waivers, the Company has agreed that on or before April 15, 2020 it will (i) enter into a definitive purchase agreement related to the sale of Bridge Farm and (ii) enter into term sheets with each of the respective lenders under the Syndicated Credit Agreement and Term Debt Facility that sets out a financing strategy for the Company. In addition, the requirement to maintain an interest reserve cash balance of $10.0 million was removed. The $10.0 million was applied as a permanent reduction to amounts outstanding under the Syndicated Credit Agreement on March 30, 2020. The Term Debt Facility lenders have also agreed to defer a minimum of $1.2 million of the $2.8 million interest payment due April 1, 2020 to April 20, 2020. In addition, we anticipate that we will not be in compliance with the covenants under our Syndicated Credit Agreement (and, thus, our Term Debt Facility) as of March 31, 2020. Under the terms of our debt documents, we have until May 15, 2020 to deliver our financial results for the three months ended March 31, 2020 and associated compliance certification, and if we do not obtain a waiver of covenant compliance or similar relief before then, we will be in default under such agreements. We are in active dialogue with our lenders and have been able to obtain similar waivers in the past; however, there is no guarantee that we will be able to do so in the future. See “Liquidity and Capital Resources—Debt—Syndicated Credit Agreement” in “Management’s Discussion and Analysis of Financial Condition and Results of Operations” attached to this Annual Report as Exhibit 15.1.

Certain of these financing arrangements are secured by, among others, security agreements including but not limited to, liens over all our present and future assets. Events beyond our control, including changes in general economic and business conditions, may affect our ability to observe or satisfy these covenants, which could result in a default or event of default under one or more of our financing arrangements. If an event of default under one or more of our financing arrangements occurs, the lender or lenders thereto could elect to declare all principal amounts outstanding at such time under such financing arrangements to be immediately due. An event of default under one of our financing arrangements may also constitute a cross-default under one or more of our other financing arrangements, resulting in a default or event of default with respect to additional financing arrangements. In such an event, we may not have sufficient funds to repay amounts owing under such financing arrangements and we could lose all of our assets.

We are an emerging growth company and intend to take advantage of reduced disclosure requirements applicable to emerging growth companies, which could make our common shares less attractive to investors.

We are an “emerging growth company” as defined in the JOBS Act. We will remain an emerging growth company until the earliest to occur of (i) the last day of the fiscal year in which we have total annual gross revenue of US$1.07 billion or more; (ii) December 31, 2024 (the last day of the fiscal year ending after the fifth anniversary of the date of the completion of the our IPO); (iii) the date on which we have issued more than US$1.0 billion in non-convertible debt securities during the prior three-year period or (iv) the last day of the fiscal year during which we meet the following conditions: (x) the worldwide market value of our common equity securities held by non-affiliates as of our most recently completed second fiscal quarter is at least US$700 million, (y) we have been subject to U.S. public company reporting requirements for at least 12 months and (z) we have filed at least one annual report as a U.S. public company. For so long as we remain an emerging growth company, we are permitted to and intend to rely upon exemptions from certain disclosure requirements that are applicable to other public companies that are not emerging growth companies. These exemptions include:

•	not being required to comply with the auditor attestation requirements of SOX 404;
•

not being required to comply with any requirement that may be adopted by the Public Company Accounting Oversight Board regarding mandatory audit firm rotation or a supplement to the auditor’s report providing additional information about the audit and the financial statements (auditor discussion and analysis);

•	being permitted to present only two years of audited financial statements in contrast to other reporting companies that must provide audited financial statements for three fiscal years;
•	reduced disclosure about executive compensation arrangements; and
•	exemptions from the requirements to obtain a non-binding advisory vote on executive compensation and shareholder approval of any golden parachute arrangements not previously approved.

We may take advantage of some, but not all, of the available exemptions described above. We have taken advantage of reduced reporting burdens in this Annual Report. We cannot predict whether investors will find our common shares less attractive if we rely on these exemptions. If some investors find our common shares less attractive as a result, there may be a less active trading market for our common shares and our share price may be more volatile.

We are a foreign private issuer and intend to take advantage of less frequent and detailed reporting obligations.

We are a “foreign private issuer”, as such term is defined in Rule 405 under the Securities Act, and are not subject to the same requirements that are imposed upon U.S. domestic issuers by the SEC. Under the U.S. Exchange Act of 1934, as amended (the “Exchange Act”), we will be subject to reporting obligations that, in certain respects, are less detailed and less frequent than those of U.S. domestic reporting companies. As a result, we will not file the same reports that a U.S. domestic issuer would file with the SEC, although we will be required to file or furnish to the SEC the continuous disclosure documents that we are required to file in Canada under Canadian securities laws. In addition, our officers, directors, and principal shareholders are exempt from the reporting and “short swing” profit recovery provisions of Section 16 of the Exchange Act. Therefore, our shareholders may not know on as timely a basis when our officers, directors and principal shareholders purchase or sell shares, as the reporting deadlines under the corresponding Canadian insider reporting requirements are longer.

As a foreign private issuer, we will be exempt from the rules and regulations under the Exchange Act related to the furnishing and content of proxy statements. We will also be exempt from Regulation FD, which prohibits issuers from making selective disclosures of material non-public information. While we will comply with the corresponding requirements relating to proxy statements and disclosure of material non-public information under Canadian securities laws, these requirements differ from those under the Exchange Act and Regulation FD and shareholders should not expect to receive the same information at the same time as such information is provided by U.S. domestic companies. In addition, we will have more time than U.S. domestic companies after the end of each fiscal year to file our annual report with the SEC and will not be required under the Exchange Act to file quarterly reports with the SEC.

In addition, as a foreign private issuer, we have the option to follow certain Canadian corporate governance practices, except to the extent that such laws would be contrary to U.S. securities laws, and provided that we disclose the requirements we are not following and describe the Canadian practices we follow instead. We may in the future elect to follow home country practices in Canada with regard to certain corporate governance matters. As a result, our shareholders may not have the same protections afforded to shareholders of U.S. domestic companies that are subject to all corporate governance requirements.

We may in the future lose our foreign private issuer status.

We may in the future lose our foreign private issuer status if a majority of our shares are held in the United States and we fail to meet the additional requirements necessary to avoid loss of foreign private issuer status, such as if: (i) a majority of either our directors or executive officers, considered as separate groups, are either U.S. citizens or residents; (ii) a majority of our assets are located in the United States; or (iii) our business is administered principally in the United States. Although we have elected to comply with certain U.S. regulatory provisions, our loss of foreign private issuer status would make such provisions mandatory. The regulatory and compliance costs to us under U.S. securities laws as a U.S. domestic issuer will be significantly more than the costs incurred as a Canadian foreign private issuer. If we are not a foreign private issuer, we would not be eligible to use foreign issuer forms and would be required to file periodic and current reports and registration statements on U.S. domestic issuer forms with the SEC, which are generally more detailed and extensive than the forms available to a foreign private issuer. In addition, we may lose our ability to rely upon exemptions from certain corporate governance requirements on the Nasdaq that are available to foreign private issuers.

Tax and accounting requirements may change in ways that are unforeseen to us and we may face difficulty or be unable to implement or comply with any such changes.

We are subject to numerous tax and accounting requirements, and changes in existing accounting or taxation rules or practices, or varying interpretations of current rules or practices, could have a significant adverse effect on our financial results, the manner in which we conduct our business or the marketability of any of our products. We currently have international operations and plan to expand such operations in the future. These operations, and any expansion thereto, will require us to comply with the tax laws and regulations of multiple jurisdictions, which may vary substantially. Complying with the tax laws of these jurisdictions can be time consuming and expensive and could potentially subject us to penalties and fees in the future if we were to fail to comply.

Fluctuations in foreign currency exchange rates could harm our results of operations.

We may be exposed to fluctuations of the Canadian dollar against certain other currencies because we publish our financial statements in Canadian dollars, while a portion of our assets, liabilities, revenues and costs are or will be denominated in other currencies, including the British pound sterling and euros. Exchange rates for currencies of the countries in which we intend to operate in the future, which currently include the United Kingdom and countries located within the Eurozone, may fluctuate in relation to the Canadian dollar, and such fluctuations may have a material adverse effect on our earnings or assets when translating foreign currency into Canadian dollars.

We may be subject to risks related to the protection and enforcement of our intellectual property rights, or intellectual property we license from others, and may become subject to allegations that we or our licensors are in violation of intellectual property rights of third parties.

The ownership, licensing and protection of trademarks and other intellectual property rights are significant aspects of our future success.

It is possible that we or Pathway Rx Inc. (“Pathway Rx”), as applicable, will not be able to make non-provisional applications, register, maintain registration for or enforce all of our intellectual property, including trademarks, in all key jurisdictions. The intellectual property registration process can be expensive and time-consuming, and we may not be able to file and prosecute all necessary or desirable intellectual property applications at a reasonable cost or in a timely manner or may obtain intellectual property registrations which are invalid. It is also possible that we will fail to identify patentable aspects of inventions made in the course of their development and commercialization activities before it is too late to obtain patent protection for them. Further, changes in either intellectual property laws or interpretation of intellectual property laws in Canada, and other countries may diminish the value of our intellectual property rights or narrow the scope of our intellectual property protection. As a result, our current or future intellectual property portfolio may not provide us with sufficient rights to protect our business, including our products, processes and brands.

Termination or limitation of the scope of any intellectual property licence may restrict or delay or eliminate our ability to develop and commercialize our products, which could adversely affect our business. We cannot guarantee that any third-party technology we license will not be unenforceable or licensed to our competitors or used by others. In the future, we may need to obtain licences, renew existing licence agreements in place at such time or otherwise replace existing technology. We are unable to predict whether these licence agreements can be obtained or renewed or the technology can be replaced on acceptable terms, or at all.

Unauthorized parties may attempt to replicate or otherwise obtain and use our products, brands and technology. Policing the unauthorized use of our current or future trademarks, patents or other intellectual property rights could be difficult, expensive, time consuming and unpredictable, as may be enforcing these rights against unauthorized use by others. Identifying the unauthorized use of intellectual property rights is difficult as we may be unable to effectively monitor and evaluate the products being distributed by our competitors, including parties such as unlicensed dispensaries and black market participants, and the processes used to produce such products. In addition, in any infringement proceeding, some or all of our trademarks or other intellectual property rights or other proprietary know-how, or those we license from others, or arrangements or agreements seeking to protect the same for our benefit, may be found invalid, unenforceable, anti-competitive or not infringed; may be interpreted narrowly; or could put existing intellectual property applications at risk of not being issued.

In addition, other parties may claim that our products, or those we license from others, infringe on their intellectual property, including their proprietary or patent protected rights. Such claims, whether or not meritorious, may result in the expenditure of significant financial and managerial resources and legal fees, result in injunctions or temporary restraining orders or require the payment of damages. As well, we may need to obtain licences from third parties who allege that we have infringed on their lawful rights. Such licences may not be available on terms acceptable to us, or at all. In addition, we may not be able to obtain or utilize on terms that are favorable to us, or at all, licences or other rights with respect to intellectual property that we do not own. In the event that we licence our intellectual property to a third party, including a third party manufacturer, such third party could misappropriate our intellectual property or otherwise violate the terms of our licence. If any of the foregoing events were to occur, it could have a material adverse effect on our business, results of operations and financial condition.

We also rely on certain trade secrets, technical know-how and proprietary information that are not protected by patents to maintain our competitive position. Our trade secrets, technical know-how and proprietary information, which are not protected by patents, may become known to or be independently developed by competitors.

Research and development and clinical trials may be protracted and require substantial resources.

Clinical trials of cannabis-based medical products and treatments are novel and there is a limited or non-existant history of clinical trials relating to cannabis generally. Clinical trials relating to our current or future products are or will be, subject to extensive and rigorous review and regulation by numerous government authorities in Canada and in other countries where we intend to test our products and product candidates. The process of obtaining regulatory approvals for pre-clinical testing and clinical trials can take many months or years and require the expenditure of substantial resources. We are subject to the risk that a significant portion of these development efforts may not be successfully completed, required regulatory approvals may not be obtained, or our products are may not be commercially successful.

Ownership of our common shares may be considered unlawful in some jurisdictions and holders of our common shares may consequently be subject to liability in such jurisdictions.

Cannabis-related financial transactions, including investment in the securities of cannabis companies and receipt of any associated benefits, such as dividends, are currently subject to anti-money laundering and a variety of other laws that vary by jurisdiction, many of which are unsettled and still developing. While the interpretation of these laws are unclear, in some jurisdictions, such as the United Kingdom, financial benefit directly or indirectly arising from conduct that would be considered unlawful in such jurisdiction may be viewed to be within the purview of these laws, and persons receiving any such benefit, including investors in an applicable jurisdiction, may be subject to liability under such laws. Each prospective investor should therefore contact his, her or its own legal advisor regarding the ownership of our common shares and any related potential liability.

The price of our common shares in public markets may experience significant fluctuations.

The market price for our common shares has been and may in the future be volatile and subject to wide fluctuations in response to numerous factors, many of which are beyond our control, including the following: (i) actual or anticipated fluctuations in our quarterly results of operations; (ii) recommendations by securities research analysts; (iii) changes in the economic performance or market valuations of other issuers that investors deem comparable to us; (iv) the addition or departure of our executive officers and other key personnel; (v) the release or expiration of lock-up or other transfer restrictions on our common shares; (vi) sales or perceived sales, or expectation of future sales, of our common shares or instruments convertible or exercisable for our common shares; (vii) significant dispositions, acquisitions or business combinations, strategic partnerships, joint ventures or capital commitments by or involving us or our competitors; and (viii) news reports relating to trends, concerns, technological or competitive developments, regulatory changes and other related issues in our industry or target markets.

Financial markets have experienced significant price and volume fluctuations which have affected the market prices of equity securities of public entities. Companies in the cannabis sector have also experienced extreme volatility in their trading prices. In many cases, these fluctuations, and the effect that they have on market prices, have been unrelated to the operating performance, underlying asset values or prospects of such entities. Accordingly, the market price of our common shares may decline even if our operating results or prospects have not changed. Additionally, these factors, as well as other related factors, may cause decreases in asset values that are deemed not to be temporary, which may result in impairment losses to us. Furthermore, certain investors may base their investment decisions on considerations of our environmental, governance and social practices or our industry as a whole, and our performance in these areas against such institutions’ respective investment guidelines and criteria. The failure to satisfy such criteria may result in limited or no investment in our common shares by those institutions, which could materially adversely affect the trading price of our common shares.

There can be no assurance that continuing fluctuations in the price and volume of equity securities will not occur and affect the trading price of our common shares.

If we fail to meet applicable listing requirements, Nasdaq (as defined below) may delist our common shares from trading, in which case the liquidity and market price of our common shares could decline.

Our common stock is listed on the Nasdaq. In order to maintain that listing, we must satisfy minimum financial and other requirements including, without limitation, a requirement that our closing bid price be at least US$1.00 per share. In March 2020, the price of one of our common shares fell below US$1.00.  If our common shares were to trade below US$1.00 per share for 30 consecutive business days, we will receive a notification letter from Nasdaq and will have 180 calendar days (subject to extension in some circumstances) to regain compliance with the minimum bid price rule.  To regain compliance, the closing bid price of our common shares must be at least US$1.00 per share for a minimum of ten consecutive business days (or such longer period of time as the Nasdaq may require in some circumstances). If we fail to regain compliance with the minimum bid price rule or fail to maintain compliance with all other applicable Nasdaq continued listing requirements, Nasdaq may determine to delist our common stock, at which time our common stock would be quoted on the over-the-counter markets. If we fail to comply with the applicable listing standards and Nasdaq delists our common shares, we and our shareholders could face significant material adverse consequences, including:

•	a limited availability of market quotations for our common shares;
•	reduced liquidity for our common shares;
•

a determination that our common shares are “penny stock”, which would require brokers trading in our common shares to adhere to more stringent rules and possibly result in a reduced level of trading activity in the secondary trading market for our common shares;

•	a limited amount of news about us and analyst coverage of us;
•	defaults or breaches of covenants in our financing agreements; and
•	a decreased ability for us to issue additional equity securities or obtain additional equity or debt financing in the future.

We cannot assure you that we will be able to meet the continued listing standards of Nasdaq in the future.

A significant portion of our total outstanding shares are restricted from immediate resale but may be sold into the market in the near future. This could cause the market price of our common shares to drop significantly, even if our business is doing well.

Sales of a substantial number of our common shares in the public market could occur at any time. Although a significant percentage of our outstanding shares of common stock remain subject to lock-up arrangements entered into in connection with our IPO (including voluntarily extensions by certain current and former officers and directors), those lock-up arrangements will allow for the release of significant portions of shares of common stock in the first, second and third quarters of 2020. These sales, or the perception in the market that the holders of a large number of shares intend to sell shares, could reduce the market price of our common shares and could impair our ability to raise capital through the sale of additional equity securities. We are unable to predict the effect that such sales may have on the prevailing market price of our common shares.

If securities or industry analysts do not publish research, or publish inaccurate or unfavorable research, about our business, our share price and trading volume could decline.

The trading market for our common shares will depend, in part, on the research and reports that securities or industry analysts publish about us or our business. We do not have any control over these analysts. Securities and industry analysts do not currently, and may never, publish research on our company. If no securities or industry analysts commence coverage of our company, the trading price for our shares would likely be negatively impacted. In the event securities or industry analysts initiate coverage, if one or more of the analysts who cover us downgrade our shares or publish inaccurate or unfavorable research about our business, our share price would likely decline. In addition, if our operating results fail to meet the forecast of analysts, our share price would likely decline. If one or more of these analysts cease coverage of our company or fail to publish reports on us regularly, demand for our shares could decrease, which might cause our share price and trading volume to decline.

Our articles permit us to issue an unlimited number of common shares without additional shareholder approval.

Our articles permit the issuance of an unlimited number of common shares, and shareholders will have no pre-emptive rights in connection with such further issuance. Additional issuances of our securities may involve the issuance of a significant number of common shares at prices less than the current market price for the common shares. Issuances of substantial numbers of common shares, or the perception that such issuances could occur, may adversely affect prevailing market prices of our common shares. Any transaction involving the issuance of previously authorized but unissued common shares, or securities convertible into common shares, would result in dilution, possibly substantial, to security holders.

Holders of our common shares may be subject to dilution resulting from future offerings of common shares and the issuance of equity-based compensation by us.

We may raise additional funds in the future by issuing equity securities. Holders of our common shares will have no preemptive rights in connection with such further issuances. Our board of directors has the discretion to determine if an issuance of our shares is warranted, the price at which such issuance is effected and the other terms of any future issuance of shares. In addition, additional common shares may be issued by us in connection with the exercise of options granted by us or as part of an employee compensation plan or agreement. Such additional equity issuances could, depending on the price at which such securities are issued, substantially dilute the interests of the holders of our common shares.

As of December 31, 2019, there were 623,850 stock options, 9,816,800 simple warrants and 5,798,822 performance warrants outstanding, of which 22,500 stock options, 5,110,400 simple warrants, and 4,456,422 performance warrants, were vested and exercisable into an aggregate number of 9,589,322 common shares, at weighted average exercise prices of $3.12, $1.28 and $1.02, respectively. In addition, restricted and deferred share units of 416,807 were outstanding and are exchangeable for an equal number of common shares.

It is not anticipated that any dividends will be paid to holders of our common shares for the foreseeable future.

No dividends on our common shares have been paid to date. We anticipate that, for the foreseeable future, we will retain future earnings and other cash resources for the operation and development of our business. Payment of any future dividends will be at the discretion of our board of directors after taking into account many factors, including our earnings, operating results, financial condition and current and anticipated cash needs. In addition, our ability to pay cash dividends on our common shares is limited by the terms of our financing arrangements. As a result, investors may not receive any return on an investment in our common shares unless they are able to sell their shares for a price greater than that which such investors paid for them.

Our by-laws, and certain Canadian legislation, contain provisions that may have the effect of delaying or preventing a change in control.

Certain provisions of our by-laws, together or separately, could discourage potential acquisition proposals, delay or prevent a change in control and limit the price that certain investors may be willing to pay for our common shares. For instance, our by-laws contain provisions that establish certain advance notice procedures for nomination of candidates for election as directors at shareholders’ meetings. A non-Canadian must file an application for review with the minister responsible for the Investment Canada Act and obtain approval of the minister prior to acquiring control of a “Canadian business” within the meaning of the Investment Canada Act, where prescribed financial thresholds are exceeded. Furthermore, limitations on the ability to acquire and hold our common shares may be imposed by the Competition Act (Canada). This legislation permits the Commissioner of Competition to review any acquisition or establishment, directly or indirectly, including through the acquisition of shares, of control over or of a significant interest in us. Otherwise, there are no limitations either under the laws of Canada or Alberta, or in our articles on the rights of non-Canadians to hold or vote our common shares. Any of these provisions may discourage a potential acquirer from proposing or completing a transaction that may have otherwise presented a premium to our shareholders.

Our by-laws provide that any derivative actions, actions relating to breach of fiduciary duties and other matters relating to our internal affairs will be required to be litigated in Canada, which could limit investors’ ability to obtain a favorable judicial forum for disputes with us.

We have adopted a forum selection by-law that provides that, unless we consent in writing to the selection of an alternative forum, the Alberta Court of Queen’s Bench of the Province of Alberta, Canada and appellate Courts therefrom (or, failing such Court, any other “court” as defined in the ABCA, having jurisdiction, and the appellate Courts therefrom), will be the sole and exclusive forum for (1) any derivative action or proceeding brought on our behalf; (2) any action or proceeding asserting a breach of fiduciary duty owed by any of our directors, officers or other employees to us; (3) any action or proceeding asserting a claim arising pursuant to any provision of the ABCA or our restated articles or by-laws; or (4) any action or proceeding asserting a claim otherwise related to our “affairs” (as defined in the ABCA), provided that the by-law does not apply to any action brought to enforce any liability or duty created by the Exchange Act or the Securities Act, including the respective rules and regulations promulgated thereunder, or any other claim under U.S. securities law for which the United States federal or state courts have exclusive jurisdiction. Our forum selection by-law also provides that our securityholders are deemed to have consented to personal jurisdiction in the Province of Alberta and to service of process on their counsel in any foreign action initiated in violation of our by-law. Therefore, it may not be possible for securityholders to litigate any action relating to the foregoing matters outside of the Province of Alberta.

Our forum selection by-law seeks to reduce litigation costs and increase outcome predictability by requiring derivative actions and other matters relating to our affairs to be litigated in a single forum. While forum selection clauses in corporate charters and by-laws are becoming more commonplace for public companies in the United States and have been upheld by courts in certain states, they are untested in Canada. It is possible that the validity of our forum selection by-law could be challenged and that a court could rule that such by-law is inapplicable or unenforceable. If a court were to find our forum selection by-law inapplicable to, or unenforceable in respect of, one or more of the specified types of actions or proceedings, we may incur additional costs associated with resolving such matters in other jurisdictions and we may not obtain the benefits of limiting jurisdiction to the courts selected.

The regulated nature of our business may impede or discourage a takeover, which could reduce the market price of our common shares.

We require and hold various government licences to operate our business, which would not necessarily continue to apply to an acquiror of our business following a change of control. In addition, our directors, officers and certain other personnel are required to obtain, and maintain, security clearances from Health Canada. These licensing and security clearance requirements could impede a merger, amalgamation, takeover or other business combination involving us or discourage a potential acquiror from making a tender offer for our common shares, which, under certain circumstances, could reduce the market price of our common shares.

We may become a passive foreign investment company, which could result in adverse U.S. federal income tax consequences to U.S. investors.

Based on the past and projected composition of our income and assets, and the valuation of our assets, including goodwill, we do not believe we are a passive foreign investment company (“PFIC”), for the most recent taxable year, and we do not expect to become a PFIC in the current taxable year, although there can be no assurance in this regard. The determination of whether or not we are a PFIC is made on an annual basis and will depend on the composition of our income and assets, from time to time. Specifically, for any taxable year, we will be classified as a PFIC for U.S. federal income tax purposes if either: (i) 75% or more of our gross income in that taxable year is passive income, or (ii) the average percentage of our assets by value in that taxable year which produce or are held for the production of passive income is at least 50%. The calculation of the value of our assets is expected to be based, in part, on the quarterly market value of our shares, which is subject to change. See “Item 10E Taxation—Certain U.S. Federal Income Tax Considerations for U.S. Persons—PFIC Rules”.

If we are or were to become a PFIC, such characterization could result in adverse U.S. federal income tax consequences to U.S. investors. For example, if we are a PFIC, U.S. investors may become subject to increased tax liabilities under U.S. federal income tax laws and regulations and will become subject to burdensome reporting requirements. We cannot assure U.S. investors that we will not be a PFIC for the current taxable year or any future taxable year. U.S. Holders should consult their tax advisor concerning the U.S. federal income tax consequences of holding and disposing shares of a PFIC, including the possibility of making any election that may be available under the PFIC rules (including a mark-to-market election) which may mitigate the adverse U.S. federal income tax consequences of holding shares of a PFIC. See “Item 10E Taxation—Certain U.S. Federal Income Tax Considerations for U.S. Persons—PFIC Rules”.

The agreements governing our indebtedness contain covenants that reduce our financial flexibility and could impede our ability to operate.

The agreements governing our indebtedness each impose significant operating and financial restrictions on us. These restrictions will limit our and our subsidiaries’ ability to, among other things:

• incur or guarantee additional debt or issue disqualified stock or preferred stock;

• pay dividends and make other distributions on, or redeem or repurchase, capital stock;

• make certain investments;

• incur certain liens;

• enter into transactions with affiliates;

• merge or consolidate; and

• transfer or sell assets.

In addition, such agreements subject us and our subsidiaries to covenants, representations and warranties, and our Syndicated Credit Agreement and our Term Debt Facility, each as amended, include various financial and other maintenance covenants. See the section entitled “Selected Annual Information—Debt” in “Management’s Discussion and Analysis of Financial Condition and Results of Operations” attached to this Annual Report as Exhibit 15.1.

At December 31, 2019, the Company was not in compliance with the interest coverage ratio covenant under its Syndicated Credit Agreement. As a result, as at December 31, 2019, the full principal amount of the Syndicated Credit Agreement and the Term Debt Facility, which was cross-accelerated, was classified as a current liability on the Company’s balance sheet. Subsequent to December 31, 2019, the Company has obtained a waiver under the Syndicated Credit Agreement for the December 31, 2019 interest coverage ratio covenant breach and a waiver for any breaches of the Term Debt Facility. Under the terms of the waivers, the Company has agreed that on or before April 15, 2020 it will (i) enter into a definitive purchase agreement related to the sale of Bridge Farm and (ii) enter into term sheets with each of the respective lenders under the Syndicated Credit Agreement and Term Debt Facility that sets out a financing strategy for the Company. In addition, the requirement to maintain an interest reserve cash balance of $10.0 million was removed. The $10.0 million was applied as a permanent reduction to amounts outstanding under the Syndicated Credit Agreement on March 30, 2020. The Term Debt Facility lenders have also agreed to defer a minimum of $1.2 million of the $2.8 million interest payment due April 1, 2020 to April 20, 2020.

In addition, we anticipate that we will not be in compliance with the covenants under our Syndicated Credit Agreement (and, thus, our Term Debt Facility) as of March 31, 2020. Under the terms of our debt documents, we have until May 15, 2020 to deliver our financial results for the three months ended March 31, 2020 and associated compliance certification, and if we do not obtain a waiver of covenant compliance or similar relief before then, we will be in default under such agreements. We are in active dialogue with our lenders and have been able to obtain similar amendments in the past; however, there is no guarantee that we will be able to do so in the future.

As a result of these restrictions, we will be limited as to how we conduct our business and we may be unable to raise additional debt or equity financing to fund our operations, compete effectively or to take advantage of new business opportunities. The terms of any future indebtedness we may incur could include more restrictive covenants.

Our failure to comply with the restrictive covenants described above as well as the terms of any future indebtedness from time to time could result in an event of default, which, if not cured or waived, could result in our being required to repay these borrowings before their due date and may result in the acceleration of any other debt that is subject to an applicable cross-acceleration or cross-default provision.

Furthermore, if we were unable to repay the amounts due and payable under the Syndicated Credit Agreement and our Term Debt Facility, those lenders could proceed against the collateral securing such indebtedness. In the event our lenders accelerate the repayment of our borrowings, we may not have sufficient assets to repay that indebtedness or if we are forced to refinance these borrowings on less favorable terms or cannot refinance these borrowings, our results of operations and financial condition could be adversely affected.

Item 4. Information on the Company

A.	History and development of the company.

Sundial was incorporated under the Business Corporations Act (Alberta) on August 19, 2006. On July 22, 2019, we filed articles of amendment to effect a 1 to 1.6 share split. We have 14 direct and indirect subsidiaries, all of which are wholly-owned, and a 50% interest in Pathway Rx. On August 1, 2019, our common shares commenced trading on the Nasdaq under the symbol “SNDL”.

Our headquarters, principal executive and registered offices are located at #200, 919 – 11 Avenue SW, Calgary, Alberta, Canada T2R 1P3. Our phone number is +1 (403) 948-5227. Our website is www.sndlgroup.com. The information on or accessible through our website is not part of and is not incorporated by reference into this Annual Report, and the inclusion of our website address in this Annual Report is only for reference.

We are subject to the informational requirements of the Exchange Act and are required to file reports and other information with the SEC. The SEC maintains a website at www.sec.gov that contains reports, proxy and information statements and other information regarding registrants that make electronic filings with the SEC using its EDGAR system.

Over the three most recently completed fiscal years and for the current fiscal year, we have undertaken and/or completed several business acquisitions and capital expenditures, including, among others, the following:

Business acquisitions

On July 2, 2019, the Company, through its wholly owned subsidiary, Sundial UK Limited, acquired all the issued and outstanding shares of Project Seed Topco Limited (“Bridge Farm”) a private company located in the United Kingdom of Great Britain and Northern Ireland (“UK”). Bridge Farm was acquired to expand the Company’s business to cannabidiol (“CBD”) extraction and production, with the intent to sell CBD products in the UK, subject to certain regulatory, licensing and other restrictions. The acquisition consideration was comprised of:

•	Cash consideration in the amount of £45.0 million;

•

The issuance of 2.4 million common shares valued at $37.2 million based on the fair value of a common share of the Company on the closing date and contingent consideration of $8.4 million representing the value of incremental shares potentially issuable on the one year anniversary of the closing date; and

•

Contingent consideration valued at $7.2 million representing the fair value of earn-out payments ranging from nil to a maximum of an additional 1.6 million common shares of the Company based on a prescribed formula.

At December 31, 2019, the Company recorded a goodwill impairment of $100.3 million based on significant delays and uncertainties in the CBD licensing and regulatory framework in the UK.

On March 13, 2019, the Company signed a share purchase agreement with Darryl Hudson, Olga Kovalchuk and Igor Kovalchuk, who is our non-executive employee, to acquire 50% of the issued and outstanding shares of Pathway Rx in consideration for an aggregate of 296,800 of our common shares.

Concurrently with the acquisition of our interest in Pathway Rx, we entered into a license agreement (the “Pathway Rx License Agreement”), which granted us an exclusive right to use Pathway Rx’s intellectual property in exchange for:

•

a royalty of 3% of gross revenues derived from activities which use the intellectual property that is the subject matter of the license agreement (the “Pathway Royalty Activities”), which royalty percentage is increased to 5% of gross revenues derived from Pathway Royalty Activities upon the achievement of certain gross revenue milestones in one calendar year;

•

the grant of up to 280,000 of warrants to purchase our common shares at an exercise price of $1.81 per share, subject to achievement of certain milestone gross revenues derived from the Pathway Royalty Activities;

•	50% of net revenues received by the Company from the sale of certain of the licensed products or the use of certain of the licensed intellectual property; and

•	a fixed payment of $1.4 million, payable in quarterly installments of $87,500 over the first four years of the term of the Pathway Rx License Agreement.

The initial term of the Pathway Rx License Agreement is ten years, and it is automatically renewable for consecutive one year terms unless we notify Pathway Rx of the intention not to renew the agreement at least 30 days prior to the expiration of the initial term or the applicable renewal term.

Capital expenditures

Olds Facility

Capital expenditures in 2019 totaled $138.1 million of which $98.8 million was spent continuing the construction and expansion of our flagship facility in Olds, Alberta. Furthermore, the Company has commenced construction of an extraction and processing facility, estimated to be approximately 20,000 square feet at our Olds facility. The full build out of the Olds facility is expected to cost approximately $190 million, of which approximately $5 to $10 million remains to be invested.

Capital expenditures of $76.3 million during the ten months ended December 31, 2018 and $7.6 million during the year ended February 28, 2018 were primarily related to the construction and development of our Olds Facility, which commenced in July 2017. Remaining capital spending was directed toward renovations and upgrades to our Rocky View facility along with the purchase of land and equipment to support construction and expansion efforts.

Merritt Facility

Construction of our Merritt facility began in March 2019 with capital spending totaling approximately $10 million in 2019; however, construction of the Merritt facility has been temporarily deferred pending increases in market demand and availability of appropriate financing. The Merritt facility, if constructed and licensed, will serve as the primary production facility of our BC Weed Co. brand. The amount of remaining capital expenditures at the Merritt facility will vary depending on the scale of the facility that will be constructed. A mini-pod is expected to cost $15 million to construct, while a larger facility with extraction capabilities is expected to cost up to $30 million to complete.

Clay Lake Facilities

Following the acquisition of Bridge Farm on July 2, 2019, we incurred $27.8 million of capital expenditures primarily related to the construction and development of the Clay Lake Phase 2 facility. We expect to spend an additional $10 million to complete the development of Clay Lake Phase 2 facility resulting in a total cost of approximately $42 million. We expect to complete construction in the second quarter of 2020.

See “Management’s Discussion and Analysis of Financial Condition and Results of Operations” filed herewith as Exhibit 15.1 for information about significant financing transactions.

B.	Business overview.

Our Company

Sundial is a licensed producer that grows cannabis using state-of-the-art indoor facilities.

Sundial’s Canadian operations cultivate cannabis using an individualized “room” approach, in approximately 470,000 square feet of total space. In the United Kingdom, the Company grows traceable plants, including hemp, ornamental flowers and edible herbs in approximately 1.75 million square feet of environmentally friendly facilities. Sundial is headquartered in Calgary, Alberta, with operations in Olds, Alberta, and Rocky View County, Alberta.

In Canada, Sundial currently produces and markets cannabis products for the adult-use market. Sundial’s purpose-built indoor modular grow rooms create consistent, highly controlled cultivation environments and are the foundation of the Company’s production of high-quality, strain-specific cannabis products. The Company has established supply agreements with or has been approved to supply cannabis directly to retailers in nine Canadian provinces, with approval recently received from Quebec. Once supply agreement with Quebec is finalized, Sundial’s distribution network will cover 98% of the national recreational industry.

The Company’s primary focus has been on producing and distributing premium inhalable products and brands (flower, pre-rolls and vapes). On October 24, 2019, the Company received a licence from Health Canada to sell cannabis oil products and began the sale and distribution of cannabis vape products in December 2019. The Company plans to expand to edibles, extracts, topicals and other products which became legally permitted in the fourth quarter of 2019.

The Company is currently marketing its adult-use products under its Top Leaf (Premium), Sundial Cannabis (Premium Core), Palmetto (Core) and Grasslands (Value) brands and intends to introduce new products under these brands as it expands its brand portfolio.

The Company also continues to enter into agreements to supply other licensed producers in Canada. Although in 2019 most of the Company’s sales were to other licensed producers, the Company expects these sales to decrease as a percentage of total sales going forward assuming retail market capacity in Canada expands.

In July 2019, the Company acquired Bridge Farm, a grower of ornamental plants and herbs, based in the United Kingdom, with the intention of converting Bridge Farm’s existing facilities to the cultivation, processing and distribution of CBD products. Bridge Farm has several state-of-the-art, fully operational facilities and established relationships with a number of large U.K. and multi-national retailers. Bridge Farm holds an industrial hemp cultivation licence and a high-THC research and development licence, which enables it to conduct research and development for phenotyping exercises and to refine extraction methods to produce CBD extracts from the controlled parts of the cannabis plants. Upon receipt of a commercial controlled substances licence, Bridge Farm will have the ability to produce cannabis derived products at low cost, driven by Bridge Farm’s scale, automation and energy subsidies. The Company is currently conducting a strategic review of Bridge Farm, including, but not limited to, a sale of all of its assets.

To enhance and differentiate the Company’s medical cannabis offerings, Sundial is working to build research capabilities, proprietary strains and novel extracts for the use of cannabis-based medical treatments. The Company has established partnerships with a number of private and public Canadian research institutions to facilitate a research-informed approach to identify and develop strain-specific treatments and novel extracts for targeted medicinal use. In addition, in 2019, the Company acquired a 50% interest in Pathway Rx, which uses advanced technology and an extensive library of cannabis strains to identify and customize targeted treatments for a wide range of medical conditions.

Our Industry

Adult-use Cannabis

We are currently serving the adult-use cannabis industry in Canada. In October 2018, Canada became the first major industrialized nation to legalize adult-use cannabis at the federal level. On October 17, 2019, the Canadian government has amended the Cannabis Regulations and Schedules to the Cannabis Act, to permit the production and sale of cannabis edibles, extracts and topicals by holders of federal licenses specific for these product classes. Products in the new classes were made available for sale to provincially or territorially authorized distributors beginning in December 2019. We expect that additional countries will also legalize adult-use cannabis, creating the opportunity for us to serve the adult-use market in those other countries in the future, although we cannot predict whether and when this will occur.

CBD

The World Health Organization has recently recommended that CBD should no longer be classified as a controlled substance, a move supported by the European Parliament. Certain CBD products have recently been added to the European Union’s Novel Food Catalogue, which will help provide a regulatory framework for EU member states to follow. CBD products have become available in the United Kingdom, Germany, Spain and other European countries. Further to designation of CBD as a “novel food” in the European Union, the United Kingdom recently moved to introduce a regulatory framework for CBD products. In February 2019, the UK Food Standard Agency (“FSA”) issued a statement requiring suppliers of CBD-infused food products to submit a novel food authorization application by March 31, 2021, after which date any CBD products without a valid application submitted will not be permitted to stay on the market.

Furthermore, although we do not currently have plans to address the U.S. CBD market in the near term, recently adopted U.S. federal legislation has legalized hemp-derived CBD products, subject to certain conditions, including compliance with state and federal regulations.

Medical Cannabis

As of December 31, 2019, 41 countries have legalized medical cannabis in some form. In addition, the European Parliament passed a resolution calling for the European Union to distinguish between medical and other uses of cannabis, increase funding for research regarding medical cannabis and require insurance coverage for effective cannabis-based medication.

Our Brands and Products

We offer and continue to develop cannabis brands for the adult-use market. Currently, we sell dried flower cannabis, pre-rolls and vapes and intend to sell additional products in a wide-range of formats, such as edibles, oils, capsules and sublinguals, in accordance with existing regulations.

Sundial is marketing our adult-use products under the following brand portfolio:

Sundial – The Sundial product line encompasses five experiences: Calm, Ease, Flow, Lift and Spark. Initial sales consisted primarily of two whole flower products sold under our Sundial brand: Zen Berry, which is a indica-dominant whole dried flower under the Calm series, and Daydream, which is a hybrid whole dried flower under the Flow series. During the second half of 2019, we introduced Lemon Riot and Citrus Punch as part of our Lift series and introduced Berry Bliss and Twilight as part of our Calm series. Sundial plans to continue the launch of new product formats and strains under the Ease and Spark series, while launching vape formats under our Lift, Calm and Flow series going forward in 2020.

Grasslands - To maximize the value of our cultivation assets, Sundial developed and deployed the Grasslands brand during the fourth quarter of 2019. The Grasslands brand focuses on value-driven inhalable products and provides Sundial with increased flexibility in the Company’s production and distribution strategies and practices. The Grasslands brand has released multiple products to British Columbia, Alberta, Saskatchewan and Manitoba markets and will continue to expand distribution to other provincial jurisdictions in 2020.

Palmetto – Launched during the fourth quarter of 2019, the Palmetto brand offers convenient, ready-to-use products to accommodate consumers looking for a user-friendly cannabis experience. Palmetto's initial strain offering for pre-rolls is Agent Orange, a sativa-dominant hybrid with the distinct smell and taste of fresh Florida oranges. Additional product formats under the Palmetto brand, including vape pens, along with additional strain offerings, will continue to be developed and offered going forward into 2020.

Top Leaf – In the fourth quarter of 2019, Sundial launched its Top Leaf brand with the release of Strawberry Cream whole flower, with initial shipments to Alberta, British Columbia and Nova Scotia. Distribution of Top Leaf products is expected to continue to expand to other provincial jurisdictions in 2020, along with the release of several new Top Leaf products including Strawberry Cream and Jager OG whole flower and vape cartridges.

Our Operations

Our purpose-built indoor modular grow rooms enable us to produce large volumes of cannabis in small batches. Our individual room-based cultivation format affords us several advantages compared to other growing methods, including optimized and customizable environments for each one of our strains, efficient scaling of our production capacity, higher and more predictable yields and real-time collection of cultivation data and multiple harvests per day. Different strains may have different harvest cycles and different harvest yields. Our modular cultivation rooms have been designed with the objective of improving our ability to learn, experiment and improve our cultivation process and end products. This approach also helps mitigate the risk of crop loss.

We do not operate our own retail stores. We use analytics based on customer and consumer data and research to develop and market our branded products. In the long term, we intend to develop value-add tools which would include digital kiosks with interactive content, point-of-sale materials, cannabis journals and customized strain descriptions designed to educate and enhance consumer engagement in compliance with applicable regulations.

Bridge Farm’s current facility footprint is approximately 1.7 million square feet and plans are in place to complete expansion to approximately 2.4 million square feet by the end of the second quarter of 2020. Bridge Farm has highly automated, state-of-the-art facilities with advanced plant movement and monitoring technology. Through its use of biomass fuel for heating, Bridge Farm qualifies for a U.K. government credit that more than offsets its energy costs. In addition, Bridge Farm has existing distribution relationships with retailers in the United Kingdom. Over time, as the global CBD regulatory landscape continues to evolve, we may leverage such relationships to launch CBD product sales in the United Kingdom as well as establish new partnerships with international retailers to expand globally.

Bridge Farm holds a hemp cultivation licence at its Homestead Facility, making it one of the few indoor producers licensed to cultivate hemp in the United Kingdom. Bridge Farm currently cultivates hemp in approximately 40,000 square feet at the Homestead Facility. Bridge Farm also holds a high THC research and development licences which enables us to conduct research and development for phenotyping exercises and refine extraction methods to produce CBD extracts from the controlled parts of the cannabis plants.

We continue to operate Bridge Farm’s existing herbs and ornamental flower business and cultivation operations in compliance with debt covenants and expect to do so until such time as we may need to transition more space to hemp cultivation and CBD extraction in order to meet demand for our future CBD products, subject to available capital resources as well as certain regulatory, licensing and other restrictions.

The Company is currently conducting a strategic review of Bridge Farm, including, but not limited to, a sale of all of its assets.

Our Research and Innovation

We own a 50% interest in Pathway Rx, a company that uses advanced technologies, including machine learning approaches, to screen an extensive library of cannabis strains with the ultimate goal of being able to identify and customize treatments for symptoms associated with a wide range of medical conditions. In the future, we intend to leverage Pathway Rx’s cannabis strains to develop cannabis-based pharmaceutical drugs, including strains targeted towards symptoms associated with cancer, skin disorders, skin protection and rejuvenation, and inflammatory processes. To date, neither we nor Pathway Rx have submitted any potential drug candidates to any regulatory body for approval. If we submit drug candidates for approval to the applicable drug regulatory authorities, the approval process will be lengthy and may not be successful.

In addition, we are working to build partnerships with leading research institutions, including the University of Saskatchewan’s Cannabinoid Research Initiative of Saskatchewan (“CRIS”) and the University of Calgary’s Cumming School of Medicine, to facilitate a research-informed approach to identify and develop cannabis strains for medical use.

Regulatory Framework in Canada

Background to the Cannabis Act and Regulations

On December 13, 2016, the Task Force on Cannabis Legalization and Regulation, which was established by the Canadian federal government to seek input on the design of a new system to legalize, regulate and restrict access to cannabis, published its report outlining its recommendations. On April 13, 2017, the Canadian federal government released Bill C-45, An Act respecting cannabis and to amend the Controlled Drugs and Substances Act, the Criminal Code and other Acts, which proposed the enactment of the Cannabis Act to regulate the production, distribution and sale of cannabis for unqualified adult use.

On October 17, 2018, the Cannabis Act, together with its accompanying regulations, including the Cannabis Regulations and the IHR and, together with the Cannabis Regulations, the Regulations, came into force. The Regulations, among other things, outline the rules for the legal cultivation, processing, research, testing, distribution, sale, importation and exportation of cannabis and hemp in Canada, including the various classes of licences that can be granted, and set standards for cannabis products that became available for legal sale on October 17, 2018.

Pursuant to the regulatory framework, each province and territory in Canada is also permitted to adopt its own laws governing the distribution, sale and consumption of cannabis and cannabis accessory products within the province or territory. See “—Provincial and Territorial Regulatory Framework for Adult-Use Cannabis” below.

Given that the Cannabis Act and the Regulations were only recently enacted and are still developing, the impact of the regulatory framework on our business is uncertain. See “Risk Factors—Risks Related to Our Business and Our Industry—Cannabis for adult use only recently became legal in Canada. As a result, the industry and the regulations governing the industry are rapidly developing, and if they develop in ways that differ from our expectations, our business and results of operations may be adversely impacted”.

Adult-Use Cannabis

The Cannabis Act provides a licensing and permitting scheme for the cultivation, processing, research, testing, distribution, sale, importation and exportation of cannabis for non-medicinal use (i.e., adult use), to be implemented by regulations made under the Cannabis Act.

In particular, among other things, the Cannabis Act:

•	Restricts the amounts of cannabis that individuals can possess and distribute, public consumption and use, and prohibits the sale of cannabis unless authorized by the Cannabis Act.
•

Permits individuals who are 18 years of age or older to cultivate, propagate, and harvest up to and including four cannabis plants in their dwelling-house, propagated from a seed or plant material authorized by the Cannabis Act.

•

Restricts (but does not strictly prohibit) the promotion and display of cannabis, cannabis accessories and services related to cannabinoids to consumers, including restrictions on branding and a prohibition on false or misleading promotion and on sponsorships.

•	Permits the informational promotion of cannabis by entities licensed to produce, sell or distribute cannabis in specified circumstances to individuals 18 years and older.
•	Introduces packaging and labelling requirements for cannabis and cannabis accessories, and prohibits the sale of cannabis or cannabis accessories that could be appealing to young persons.

•	Provides the designated minister with the power to recall any cannabis or class of cannabis on reasonable grounds that such a recall is necessary to protect public health or public safety.
•	Permits the establishment of a national cannabis tracking system.
•	Provides powers to inspectors for the purpose of administering and enforcing the Cannabis Act and a system for administrative monetary penalties.

Cannabis for Medical Purposes

Effective October 17, 2018, the Cannabis Act and the Cannabis Regulations replaced the Controlled Drugs and Substances Act’s Access to Cannabis for Medical Purposes Regulation (“ACMPR”), as the governing regulations in respect of the production, sale and distribution of medical cannabis and related oil products in Canada. Transitional provisions of the Cannabis Act provide that every licence to produce and sell cannabis issued under the ACMPR that was in force immediately before the day on which the Cannabis Act came into force was deemed to be a licence issued under the Cannabis Act, and that such licence will continue in force until it is revoked or expires.

The Cannabis Regulations set out the regime for medical cannabis following legalization, which is substantively the same as the ACMPR with adjustments to create consistency with rules for non-medical use, improve patient access, and reduce the risk of abuse within the medical access system. Patients who have the authorization of their healthcare provider continue to have access to cannabis under the Cannabis Act and Cannabis Regulations, either purchased directly from a federally licensed entity under the Cannabis Act and the Cannabis Regulations, or by registering to produce a limited amount of cannabis for their own medical purposes, or designating someone to produce cannabis for them in the manner prescribed.

Licences, Permits and Authorizations

The Cannabis Regulations establish six classes of licences:

•	licence for cultivation;
•	licence for processing;
•	licence for analytical testing;
•	licence for sale for medical purposes;
•	licence for research; and
•	a cannabis drug licence.

The Cannabis Regulations also create sub-classes for cultivation licences (standard cultivation, micro-cultivation and nursery) and processing licences (standard processing and micro-processing). Different licences, and each sub-class therein, carry differing rules and requirements that are intended to be proportional to the public health and safety risks posed by each licence category and each sub-class. Producers holding production and sales licences under the ACMPR were transferred to similar licences under the Cannabis Act. Licences issued under the Cannabis Regulations have associated expiry dates and are subject to renewal requirements.

As of May 8, 2019, Health Canada will require new applicants for cannabis licences under the Cannabis Act to have a fully built site that meets all requirements of the Cannabis Regulations at the time of their application. Existing applicants will not be substantively reviewed until the facilities associated with a licence application are fully constructed and accepted by Health Canada as to have met all requirements of the Cannabis Regulations.

Security Clearances

Certain people associated with cannabis licensees, including individuals occupying “key positions”, such as directors, officers, individuals who exercise, or are in a position to exercise, direct control over the corporation licensee, and individuals identified by the Canadian Federal Minister of Health (the “Minister of Health”), must hold a valid security clearance issued by the Minister of Health. Under the Cannabis Regulations, the Minister of Health may refuse to grant security clearances to individuals with associations to organized crime or with past convictions for, or an association with, drug trafficking, corruption or violent offences. Individuals who have histories of nonviolent, lower-risk criminal activity (for example, simple possession of cannabis, or small-scale cultivation of cannabis plants) are not precluded from participating in the legal cannabis industry. However, grant of security clearance to such individuals is at the discretion of the Minister of Health and such applications will be reviewed on a case-by-case basis.

All of our directors and executive officers have obtained security clearance from Health Canada with the exception of Greg Mills, and Bryan Pinney (two of our directors) and Zach George (our Chief Executive Officer and director). Failure by an individual in a key operational position to maintain or renew his or her security clearance could result in a reduction or complete suspension of our operations. See “Item 3D Risk Factors—Risks Related to Our Business and Our Industry—Our future success is dependent on our ability to attract or retain key personnel”.

Cannabis Tracking System

Under the Cannabis Act, the Minister of Health is authorized to establish and maintain a national cannabis tracking system. The purpose of this system is to track cannabis throughout the supply chain, to help prevent cannabis from being diverted to an illicit market or activity and to help prevent illicit cannabis from being a source of supply of cannabis in the legal market. Pursuant to the Ministry of Health’s Cannabis Tracking System Order, holders of a federal licence for cultivation, a licence for processing or a licence for sale for medical purposes that authorizes the possession of cannabis, must report monthly to the Minister of Health with specific information about their authorized activities with cannabis (e.g. cannabis inventory quantities), in the form and manner specified by the Minister of Health. The order also provides for monthly reporting by provincial bodies and provincially authorized private retailers of certain information in the form and manner specified by the Minister of Health.

Cannabis Products

The Cannabis Regulations set out the requirements for the sale of cannabis products at the retail level, including the THC content and serving size of cannabis products and cannabis products containing CBD. As of October 17, 2019, the Cannabis Act and the Cannabis Regulations permit the sale, subject to certain transitional periods, of only dried cannabis, fresh cannabis, edible cannabis, cannabis extracts, cannabis topicals, cannabis plants and cannabis plant seeds, each as defined in the Cannabis Act.

Prior to the coming-into-effect of the amended forms of the Cannabis Act and Cannabis Regulations, which occurred on October 17, 2019, the Cannabis Act only permitted the sale of dried cannabis, cannabis oil, fresh cannabis, cannabis plants and cannabis plant seeds. The amended forms of the Cannabis Act and Cannabis Regulations (i) remove cannabis oil from the list of permitted classes of cannabis products and (ii) authorize and regulate the production and sale of edible cannabis, cannabis extracts and cannabis topicals.

The amended forms of the Cannabis Act and Cannabis Regulations introduced restrictions on product composition specific to each of edible cannabis, cannabis extracts and cannabis topicals, including specific THC limits. Examples of other class-specific restrictions include:

•

Edible cannabis: must be shelf stable; only food and food additives will be allowed to be used as ingredients in edible cannabis and the use of food additives will need to be in accordance with the limits and purposes that are prescribed for foods; must not have caffeine added, however the use of ingredients containing naturally occurring caffeine will be permitted in edible cannabis products provided that the total amount of caffeine in each immediate container does not exceed 30 milligrams; must not contain alcohol in excess of 0.5% w/w; must not contain anything that would cause the sale of the edible cannabis, if it was a food regulated under the Food and Drugs Act (Canada), to be prohibited and must not be fortified with vitamins or mineral nutrients.

•

Cannabis extracts: must not contain ingredients that are sugars, sweeteners or sweetening agents, nor any ingredient listed on Column 1 of Schedule 2 to the Tobacco and Vaping Products Act (Canada) (which is a list of ingredients that are prohibited in vaping products) except if those ingredients and their levels are naturally occurring in an ingredient used to produce the extract.

•	Cannabis topicals: must not contain anything that may cause injury to the health of the consumer when the product is used as intended or in a reasonably foreseeable way.

As is the case for cannabis oil, a processing licence is required in order to legally produce edible cannabis, cannabis extracts and cannabis topicals. Though a processing licence is required in order to package and label all types of cannabis products for sale to consumers. Holders of processing licences issued prior to October 17, 2019, were required to amend their processing licences before they could begin manufacturing products constituting edible cannabis, cannabis extracts or cannabis topicals. The Cannabis Regulations require the filing of a notice with Health Canada at least 60 days before releasing a new cannabis product to the market. As a result, mid-December 2019, was the earliest date that any products constituting edible cannabis, cannabis extracts or cannabis topicals could be made available for sale to consumers.

In addition, if a holder of a processing licence chooses to process edible cannabis and food products on the same site, then the production, packaging, labelling, and storage of cannabis and the production, packaging, and labelling of food products must be conducted in distinctly separate portions of the holder’s licensed facility. All cannabis production is required to occur in a sufficiently separate area from any food production.

Packaging, Labeling and Advertising

The Cannabis Regulations set out requirements pertaining to the packaging and labelling of cannabis products. These requirements are intended to promote informed consumer choice and allow for the safe handling and transportation of cannabis, while also reducing the appeal of cannabis to youth. The Cannabis Regulations require all cannabis products to be packaged in a manner that is tamper-proof and child-resistant.

Limits are also imposed on the use of colors, graphics, and other special characteristics of packaging. For example, all-over packaging wraps must be clear, and the interior surface and exterior surface of any container in which a cannabis product is packaged must be one uniform color. Cannabis package labels must include specific information, such as (i) product source information, including brand name, the class of cannabis and the name, phone number and email of the licensed processor or cultivator, (ii) mandatory warnings, including rotating health warning messages on Health Canada’s list of standard health warnings; (iii) the Health Canada standardized cannabis symbol; and (iv) information specifying THC and CBD content. Amendments to the Cannabis Regulations effective as of October 17, 2019 impose additional packaging and labelling requirements for all classes of cannabis production.

A cannabis product’s brand name may only be displayed once on the principal display panel or, if there are separate principal display panels for English and French, only once on each principal display panel. It can be in any font style and any size, so long as it is equal to or smaller than the health warning message. The font must not be in metallic or fluorescent color. In addition to the brand name, only one other brand element can be displayed. Such brand element must meet the same requirements as the brand name, noted above, and if an image, it must be in a size equal to or smaller than the surface area of the standardized cannabis symbol.

Promotion of cannabis is strictly regulated in Canada. For example, promotion is largely restricted to the place of sale and subject to prescribed conditions set out in the Cannabis Act and the Cannabis Regulations. Also, among other restrictions, the Cannabis Act prohibits testimonials and endorsements, lifestyle branding, depictions of a person, character or animal, whether real or fictional, and promotion that is appealing to young persons.

Health Products Containing Cannabis

Health Canada is taking a scientific, evidenced-based approach for the oversight of health products with cannabis that are approved with health claims, including prescription drugs. Under the current regulatory framework, these health products are subject to the Food and Drugs Act (Canada) and its regulations, in addition to the Cannabis Act and the Regulations. For many of these products, such as drugs, pre-market approval is required.

Drug Approval Process

Manufacturers of prescription drugs must receive authorization from Health Canada before prescription drugs may be sold. In order to obtain such authorization, a manufacturer must file a robust regulatory submission with evidence of safety, efficacy and quality of the proposed drug. As part of the approval process, Health Canada reviews the evidence submitted to ensure that the product complies with applicable safety, efficacy and quality requirements. Health Canada’s review of the evidence and a manufacturer’s response to Health Canada’s inquiries can take several years from the date that the manufacturer files its regulatory submission. A manufacturer is prohibited from marketing its product claiming to provide a health benefit, until Health Canada issues the authorization to the manufacturer for the product for the health benefit. There is no assurance that Health Canada will issue an authorization for a product. The typical regulatory process for prescription drug approval from pre-market to post-market in Canada, involves (1) pre-clinical studies, using for example, laboratory studies involving cell or tissue samples, or tests conducted on animals, to collect preliminary safety and efficacy data, (2) clinical trials on human subjects, which require authorization by Health Canada to collect further safety and efficacy data, (3) a drug submission with Health Canada, (4) drug submission review by Health Canada, (5) market authorization decision by Health Canada, and (6) post-market authorization public access to the drug product, subject to surveillance, inspection and investigation by Health Canada. In the United States, drug approval is regulated by the FDA and follows a similar process.

Import and Export Permits for Medical or Scientific Purposes

Pursuant to the Cannabis Act, import and export licences and permits will only be issued for medical or scientific purposes, or for industrial hemp. The Cannabis Regulations set out the process by which a licence holder may apply for an import or export permit for medical or scientific purposes. A permit must be obtained for each shipment of cannabis. An application for an import or export permit must contain specific information including the name and address of the holder, licence number and specifics of the particular shipment including the intended use of the cannabis and specific shipment details. The Cannabis Regulations contain reporting requirements in respect of the import and export of cannabis in reliance on a permit issued under the Cannabis Regulations.

Provincial and Territorial Regulatory Framework for Adult-Use Cannabis

Pursuant to the regulatory framework, each province and territory in Canada is also permitted to adopt its own laws governing the distribution, sale and consumption of adult-use cannabis and cannabis accessory products within the province or territory. As a result, provincial and territorial governments may choose to set lower maximum permitted quantities for individuals and higher age requirements. Currently, each of the Canadian provincial and territorial jurisdictions has established a minimum age of 19 years old for the consumption of adult-use cannabis, except for Québec and Alberta, where the minimum age is 18.

Retail-distribution models vary nationwide from one province and territory to another. All Canadian provinces and territories have implemented mechanisms for the distribution and sale of cannabis for adult-use purposes within their jurisdictions. Quebec, New Brunswick, Nova Scotia and Prince Edward Island have adopted government-run models for retail and distribution. Ontario, British Columbia, Alberta, Manitoba and Newfoundland have adopted hybrid models, with some aspects, including stores, distribution and online retail being government-run, while allowing for private retail. Saskatchewan has implemented a private retail system. Yukon, Northwest Territories and Nunavut have adopted a model that resembles their government-run liquor distribution model. As the laws continue to evolve, and the distribution models mature, there is no assurance that provincial and territorial legislation enacted for the purpose of regulating adult-use cannabis will continue to allow, or be conducive to, our business model. Differences in provincial and territorial regulatory frameworks could result in, among other things, increased compliance and supply costs.

Municipal and regional governments may also choose to impose additional requirements and regulations on the sale of adult-use cannabis, adding further uncertainty and risk to our business. Municipal by-laws may restrict the number of adult-use cannabis retail outlets that are permitted in a certain geographical area, or restrict the geographical locations wherein such retail outlets may be opened. See “Item 3D Risk Factors—Risks Related to Our Business and Our Industry—Any failure on our part to comply with applicable regulations could prevent us from being able to carry on our business, and there may be additional costs associated with any such failure.”

As of the date of this Annual Report, we believe we are in compliance in all material respects with the Cannabis Act and the Regulations, and all other applicable Canadian federal and provincial laws and regulatory requirements relating to cannabis, with the exception of obtaining security clearance from Health Canada for certain of our executive officers and directors, which we are working to obtain. In addition, our directors, officers and certain other key employees are subject to security regulations due to the nature of our industry, which may make it more difficult for us to attract, develop and retain talent. See “Item 3D Risk Factors—Risks Related to Our Business and Our Industry—Our future success is dependent on our ability to attract or retain key personnel.”

Regulatory Framework in the United Kingdom

CBD Regulation—Overview

Cannabis, cannabis resin, cannabinol and other cannabinol derivatives (among others) are listed as Class B controlled drugs under Schedule 2, of the Misuse of Drugs Act 1971, (the “MDA”), based on a harms assessment. They are also listed under Schedule 1 to the Misuse of Drugs Regulations 2001, the (“MDR”), together with other chemical constituents such as the cannabinoid THC (defined below). As such, it is unlawful to cultivate, possess, supply, produce, import or export these controlled drugs except under licence. The Hemp (Third Country Imports) Regulations 2002 also require, except in specified circumstances, that hemp from non-EU countries be imported under a licence and, in the case of hemp seeds other than for sowing, under an authorization.

CBD is one of the main chemical compounds found in the cannabis plant, together with THC. CBD, as an isolated substance (i.e containing no THC) is not a controlled drug under the MDA/MDR. Unlike CBD, THC is the main ‘psychoactive’ component of cannabis and is a controlled drug.

A CBD product containing THC (in any amount), or any other controlled cannabinoid under the regulations can not be practically prescribed, administered or supplied to the public unless it is an ‘exempt product’ or a cannabis based product for medicinal use in humans (“CBPM”). CBPMs are subject to further regulation and licencing given the medicinal purpose for which they are marketed and prescribed.

The U.K. Home Office (specifically, the Drugs & Firearms Licensing Unit (“DFLU”)) prescribes two separate licencing regimes relating to cannabis cultivation, according to whether the varieties are high THC (above 0.2% THC content) or low THC (below 0.2% THC content). A licence is required to cover both cultivation and possession.

The sale of CBD products (i.e the “finished products” following extraction and processing of CBD into products) is subject to additional regulations and licencing regimes – see below CBD Extraction for General Commercial Purposes and CBD Extraction for Medicinal Purposes for a more detailed discussion.

Low-THC Cultivation Licence (Industrial Hemp)

Cultivation of low-THC cannabis (known as industrial hemp) is permitted under licence in the United Kingdom. Under the MDA, where low-THC cannabis is grown for the commercial production of industrial hemp fiber or the pressing of seed for oil, only the non-controlled parts of the plant can be used, i.e., seeds and fibre/mature stalk. The controlled parts of the plant (i.e., the flowers and leaves, which produce higher concentrations of CBD) must be retted at the licensed location or otherwise lawfully disposed of after harvesting. There needs to be a defined commercial end use and the Home Office only issued licences for cultivation of plants from approved seed types with a THC content not exceeding 0.2%.

Prospective licensees must first register with the Home Office and submit an online application form known as a “MD 29 Application” which provides inter alia the following details: the field location numbers, hectarage details, farm map and seed type, THC content and confirmation of whether the respective seed is an EU-approved seed. Applicants must also undergo a check by the U.K. Disclosure and Barring Service (“DBS”) (formerly, the Criminal Records Bureau) to be eligible for a licence and may be subject to a compliance visit. The licence must be issued before a grower can commence cultivation. It may contain conditions and restrictions, such as where the crop may be grown, and is typically issued for a term of three growing seasons. Bridge Farm currently holds a hemp cultivation licence granted by the U.K. Home Office at one of its facilities and cultivates hemp in a portion of this facility.

High-THC Cultivation Licence

Cultivation of high-THC cannabis (where the THC content exceeds 0.2%) is also permitted under licence in the U.K. These licences may be issued by the Home Office to cultivate, produce and supply high THC for research purposes and to enable the lawful extraction of controlled cannabinoids.

Extraction of a higher concentration of CBD (which is an uncontrolled drug in its pure form) often requires use of the controlled parts of a cannabis plant (i.e., flowers and leaves). Where a proposal of this nature is made, it would be considered by the Home Office within the remit of their high-THC cultivation licensing policy.

Controlled Drugs Licence

Companies wishing to possess, supply, produce/manufacture, import or export ‘controlled drugs’ can only lawfully do so under a Controlled Drugs Licence issued by the Home Office.

Applications for a controlled drug licence are submitted online and prospective licensees are advised that it can take up to 16 weeks for the Home Office to review and ensure that various security and record- keeping requirements have been met. Where an enhanced DBS check has been obtained within the last three years for all persons named on the application, such checks do not need to be repeated. The DFLU may also conduct site visits, where needed. The term of the licence is typically one year from the date of issuance and is not renewable.

CBD Extraction for General Commercial (Retail) Purposes

CBD products such as CBD oil are becoming increasingly prevalent in the U.K. retail market. Where a CBD product contains a controlled drug (in any quantity) such as THC, the product needs to satisfy the requirements for an ‘exempt product’ under the MDR to be lawfully available to the public.

In general, an exempt product is a product containing a controlled drug that is: (a) not designed to be administered to a human being or animal, (b) not packaged in such a way that it can be recovered by readily applicable means, and (c) does not contain more than 1 mg (per container) of the controlled drug. All three elements are required to be established, including significant testing by an independent and licensing U.K. company and the provision of comprehensive and independently verifiable research and information. Notably, the 0.2% THC threshold for the cultivation of industrial hemp does not apply to CBD finished products, Rather, only 1 mg of THC (per container) is permissible in any given product that is placed on the U.K. market.

CBD Extraction for Medicinal Purposes (Medical Cannabis)

CBPMs are preparations or products that are: (a) or contain cannabis or other cannabinol derivatives, (b) produced for medicinal use in humans, and (c) a medicinal product, substance or preparation for use as an ingredient in a medicinal product. A CBD preparation or product containing controlled cannabinoids (e.g., THC) which meets the three elements of this definition may be a CBPM.

Companies wishing to possess, supply and or import/export CBPMs will require a controlled drug licence in addition to a high-THC cannabis cultivation licence if they are involved in production/manufacturing, which are both issued by the Home Office, unless an exemption applies to that licensing requirement.

In addition, the regulation of CBPMs in the U.K. is undertaken by the Medicines and Healthcare Products Regulatory Agency (the “MHRA”). The MHRA is responsible for ensuring all medicines and medical devices in the U.K. are safe and appropriate in accordance with the Human Medicines Regulations 2012 (SI 2012/1916) (“HMR”). Under the HMR, CBPMs must be manufactured and assembled in accordance with the specifications of a doctor listed on the General Medical Council Specialist Register and must meet a ‘special’ clinical need of the individual patient.

The manufacturer or assembler of a CBPM must also hold a Manufacturer’s “Specials” Licence granted by the Licencing Authority (specifically, the UK Ministers designated under the HMR). The manufacturing and/or assembly site and its operations will be inspected for compliance with the European Union’s ‘good manufacturing practice’ and the conditions of the licence. These require that the manufacture or assembly is carried out under the supervision of appropriately qualified staff, including a named quality controller and production manager, who are acceptable to the Licensing Authority. Licence applications are submitted online to the MHRA and take approximately 90 business days to process.

CBD Sales and “Novel Food” Status

In the United Kingdom, the sale of CBD products falls under the regulatory purview of the FSA. The FSA, in turn, follows the guidance and regulations set by the European Union, specifically the European Food Standards Agency, the EFSA, and the European Commission (the “EC”), respectively.

In November 2015, the European Parliament and the Council of the European Union adopted a new regulation on novel food, Regulation (EU) 2015/2283 (the “Novel Food Regulation”), with the intent of making the novel food authorization process more efficient while ensuring high standards of food safety for consumers. The Novel Food Regulation came into force on January 1, 2018.

The Novel Food Regulation provides that a food is “novel” if it has not been used for human consumption to a significant degree within the European Union before May 15, 1997. The regulations further provide that a food stuff will be authorized only if it can be demonstrated that the product is safe, properly labeled so as to not mislead consumers and is not nutritionally disadvantageous.

On January 15, 2019, the EC updated the European Union’s Novel Foods Catalogue, specifically, the entries relating to cannabis sativa and cannabinoids, to include other cannabinoids extracts used in food and food supplements and hemp-derived products in food.

While the Novel Foods Catalogue is non-exhaustive and carries no legal effect, it is frequently updated and amended with input from Member States and is used as reference by authorities in EU countries to aid enforcement of the Novel Food Regulation.

A novel food can only be sold in the European Union once it has successfully gone through the authorization process (involving a safety risk assessment) and an implementing act is published authorizing the addition of the novel food to the Novel Foods Catalogue. This process can take up to 18 months from receipt of the initial application. As of the date of this Annual Report, there was one application pending to authorize CBD food supplements in the European Union for adults with a daily intake of up to 130 mg. This application was made by Cannabis Pharma s.r.o, a company from the Czech Republic and is based on publicly available safety and toxicology information and toxicity reviews. A final opinion from the EFSA was expected in March of 2019, but has not yet been provided. If approved, the EC must draft an implementing act authorizing the use of the product within seven months. Any other company that can meet the conditions of use stated in the authorization of the approved product would be able to market CBD food supplements in the European Union.

In March 2019, the Novel Foods Commission met in Brussels to discuss the EC’s classification of CBD as a “novel food”. Various industry groups presented at this meeting and lobbied for a reversal of the decision. As a result, the EFSA is reviewing its original decision to classify CBD as a novel food. A decision is expected “imminently” but there has been no further clarification on this timing. Neither the EFSA nor the FSA have released official guidance in this regard.

To date, the FSA has stated that it accepts the clarification from the European Union that CBD extracts are considered novel foods. In February 2020, the FSA introduced a regulatory framework for CBD, issuing a statement requiring suppliers of CBD-infused food products to submit a novel food authorization application by March 31, 2021, after which date any CBD products without a valid application submitted will not be permitted to stay on the market. See “Risk Factors—Risks Related to Our Business and Our Industry—The United Kingdom’s impending departure from the European Union could adversely affect our ability to execute on our plans for the Bridge Farm facilities”.

It is expected that Brexit will not affect the novel foods status of CBD as under the United Kingdom’s proposed Withdrawal Act, the Novel Food Regulations will be adopted as U.K. law.

C.	Organizational structure.

Below, and attached as Exhibit 8.1 to this Annual Report, is the list of our significant subsidiaries as at December 31, 2019, each of which is directly or indirectly wholly-owned by Sundial unless otherwise indicated.

Subsidiaries	Jurisdiction of incorporation	Percentage ownership
Sprout Technologies Inc.	Alberta, Canada	100%
KamCan Products Inc.	British Columbia, Canada	100%
2011296 Alberta Inc.	Alberta, Canada	100%
Sundial Deutschland GmbH	Germany	100%
Sundial Portugal, Unipessoal LDA	Portugal	100%
Pathway Rx Inc.	Alberta, Canada	50%
2082033 Alberta Ltd.	Alberta, Canada	100%
SGI Managing Partner Inc.	Alberta, Canada	100%
SGI Partnership(1)	Alberta, Canada	100%
Sundial UK Limited	England and Wales	100%
Project Seed Topco	England and Wales	100%
Project Seed Bidco	England and Wales	100%
Bridge Farm Nurseries Limited	England and Wales	100%
Neame Lea Nursery Limited	England and Wales	100%
Neame Lea Marketing Limited	England and Wales	100%
Neame Lea Fresh Limited	England and Wales	100%
Zyon UK Flowers and Plants Limited	England and Wales	100%
(1)	Sundial. owns 99.99% of this entity and the remaining 0.01% is held by SGI Managing Partner Inc. which is wholly owned by Sundial.

D.	Property, plants and equipment.

Information regarding our material tangible fixed assets are as follows:

	Olds, Alberta	Rocky View, Alberta	Merritt, British Columbia	Bridge Farm, United Kingdom
Format	Indoor Modular	Indoor	Indoor Modular	Greenhouses
Primary Purpose	Cultivation and Extraction	Research and Development	Cultivation and Extraction	Cultivation and Extraction
Capital expenditures to December 31, 2019	$180 million	$8 million	$10 million	$65 million
Capital expenditures remaining (approximately)	$5 - $10 million	—	$15 - 30 million(6)	$64 million

Facility Size at December 31, 2019 (Sq. Ft.)	428,000	31,000	—	1,596,000(3)
Additional Facility Size (Sq. Ft.)	20,000(1)	—	35,000(2)	1,991,000(4)

Projected Facility Size (Sq. Ft.)	448,000	31,000	35,000	3,587,000
Current Maximum Annual Capacity in Canada(5)	75 million grams
Current Utilized Annual Capacity in Canada(5)	37 million grams

(1)	People and processing building (20,000 sq. ft.).
(2)	Subject to construction and licensing.
(3)

Bridge Farm has received a cultivation licence to grow hemp from the U.K. government at its Homestead Facility and currently cultivates hemp in a portion of this facility. We plan to convert a further portion of the Homestead Facility and certain other of Bridge Farm’s existing and planned facilities to hemp and high-THC cannabis cultivation operations subject to the terms of the Term Debt Facility and subject to increases in market demand and availability of appropriate financing. See “Management’s Discussion and Analysis of Financial Condition and Results of Operations—Liquidity—Term Debt Facility”.

(4)

Subject to construction and licensing of Clay Lake Phase 2 (807,000 sq. ft.) and Phase 3 (1,184,000 sq. ft.). Construction of Clay Lake Phase 3 has been temporarily deferred pending availability of appropriate financing.

(5)	Maximum capacity is based on utilization of all licensed 114 flowering grow rooms. The Company is currently utilizing 55 flowering grow rooms.

(6)

The amount of remaining capital expenditures at the Merritt Facility will vary depending on the scale of the facility that will be constructed. A mini-pod, which is an approximately 35,000 square foot facility with eight flowering rooms, is expected to cost a further $15 million to construct, while a larger facility with extraction capabilities is expected to cost up to $30 million to complete. Construction of the Merritt facility has been temporarily deferred pending increases in market demand and availability of appropriate financing.

Bridge Farm Facilities

The Clay Lake Facility is located on our property in Spalding, Lincolnshire, United Kingdom. Clay Lake Phase 1 is an 893,000 square foot facility that was completed in March 2019.

Prior to our acquisition of Bridge Farm, it had completed planning for Clay Lake Phase 2, which is approximately 807,000 square feet, and Clay Lake Phase 3, which is approximately 1.2 million square feet. Following the acquisition of Bridge Farm on July 2, 2019, we continued with the development and construction of Clay Lake Phase 2 through the remainder of 2019 and into the first quarter of 2020. Phase 2 is expected to be completed in the second quarter of 2020. Construction of Clay Lake Phase 3 has been temporarily deferred pending availability of appropriate financing.

The Homestead Facility, located in Spalding, Lincolnshire, United Kingdom, is approximately 218,000 square feet with approximately 110,000 square feet of high-quality and efficient growing sites. We lease the land on which the Homestead Facility is located from Bridge Farm Holdings Ltd, for a term of 30 years from October 8, 2017. Bridge Farm holds a licence to cultivate hemp at the Homestead Facility and cultivates hemp in a portion of this facility.

The Horseshoe Facility, also located in Spalding, Lincolnshire, United Kingdom, is a 484,000 square foot facility with approximately 286,000 square feet of grow space that was completed in March 2016 and provided proof of concept for the energy-efficient, automated and low-cost production model of ornamental plants. We lease the land on which the Horseshoe Facility is located from Bridge Farm Holdings Ltd, for a term of 30 years from October 8, 2017.

Asset Optimization Initiatives

The Company has temporarily suspended construction of its Merritt facility in British Columbia and is evaluating all options to maximize the value of its asset base. In January 2020, the Company entered into an agreement to sell its Kamloops, British Columbia, property for $2.1 million. The transaction closed on March 27, 2020. Sundial plans to limit capital expenditures to essential expenditures required to complete its Olds facility and Clay Lake Phase 2 facility, subject to available capital resources and liquidity. The Company is currently conducting a strategic review of Bridge Farm, including, but not limited to, a sale of all of its assets.

Item 4A. Unresolved Staff Comments

None.

Item 5. Operating and Financial Review and Prospects

A.	Operating Results

Refer to the “Management’s Discussion and Analysis of Financial Condition and Results of Operations” attached to this Annual Report as Exhibit 15.1 filed herewith for a discussion of our financial condition and results of operations as of and for the year ended December 31, 2019 as compared to the fiscal year ended December 31, 2018. A discussion of liquidity and capital resources as of and for the year ended December 31, 2018 as compared to the fiscal year ended February 28, 2018 can be found in the section entitled “Management’s Discussion and Analysis of Financial Results of Operations—Results of Operations—Fiscal Year Ended December 31, 2018 Compared to Fiscal Year Ended February 28, 2018” in our prospectus filed with the SEC on August 1, 2019.

B.	Liquidity and Capital Resources

For a discussion of liquidity and capital resources as of and for the year ended December 31, 2019 as compared to December 31, 2018, refer to the sections entitled “Cash Flow Summary” and “Liquidity and Capital Resources” in the “Management’s Discussion and Analysis of Financial Condition and Results of Operations” attached to this Annual Report as Exhibit 15.1. A discussion of liquidity and capital resources as of and for the year ended December 31, 2018 as compared to the fiscal year ended February 28, 2018 can be found in the section entitled “Management’s Discussion and Analysis of Financial Results of Operations—Cash Flows for the Fiscal Years ended December 31, 2018 and February 28, 2018” in our prospectus filed with the SEC on August 1, 2019.

C.	Research and Development, Patents and Licenses, etc.

See “Item 4.B –Business Overview—Our Research” above.

D.	Trend Information

See “Item 4.B –Business Overview—Our Industry” and the section entitled “Strategy & Outlook” in the “Management’s Discussion and Analysis of Financial Condition and Results of Operations” attached to this Annual Report as Exhibit 15.1.

E.	Off-Balance Sheet Arrangements

None.

F.	Tabular Disclosure of Contractual Obligations

See the section entitled “Contractual Commitments and Contingencies” in the “Management’s Discussion and Analysis of Financial Condition and Results of Operations” attached to this Annual Report as Exhibit 15.1.

Item 6. Directors, Senior Management and Employees

A.	Directors and senior management.

The following table sets forth certain information regarding our directors and executive officers as of the date of this Annual Report. The terms of office of each of our directors expires on the date of the next annual meeting of our shareholders. The business address for our directors and executive officers is c/o Sundial Growers Inc., #200, 919 – 11 Avenue SW, Calgary, Alberta, Canada T2R 1P3.

Name, Province or State and Country of Residence	Age	Position/Title
Zachary George(2)(3) Connecticut, USA	41	Chief Executive Officer and Director

James Keough Alberta, Canada	55	Chief Financial Officer

Andrew Stordeur Alberta, Canada	40	President and Chief Operating Officer

Ryan Hellard British Columbia, Canada	31	Chief Marketing and Product Officer

Charlotte Collett Alberta, Canada	44	Chief People Officer

Louise Motala Lincolnshire, UK	45	Managing Director UK

Greg Mills(1)(2)(3) Ontario, Canada	57	Non-Executive Chairman and Director

Edward Hellard British Columbia, Canada	64	Director

Gregory Turnbull(1) Alberta, Canada	64	Director

Elizabeth Cannon Alberta, Canada	57	Director

Bryan Pinney(1)(2)(3) Alberta, Canada	66	Director

(1)

Independent director for the purposes of National Instrument 58-101 – Disclosure of Corporate Governance Practices (the “NI 58-101”), of the Canadian Securities Administrators and the Nasdaq Stock Market Rules (the “Nasdaq Rules”). See “—Corporate Governance—Director Independence”.

(2)	Subject to an undertaking to resign if unable to obtain security clearance as required by the Cannabis Regulations and Health Canada.

(3)

Awaiting security clearance as required by the Cannabis Regulations and Health Canada and subject to termination if unable to obtain the required security clearance pursuant to his or her employment agreement.

Biographical Information Regarding Our Directors and Executive Officers

Zachary George – Chief Executive Officer and Director

Mr. George joined Sundial as director in November 2019 and was appointed Chief Executive Officer in January 2020. Mr. George has spent more than 15 years evaluating catalyst-based investment opportunities across the capital structure of North American companies with a focus on real assets. Mr. George has worked in a management capacity, including as a chief executive officer, with numerous corporate boards to turn around operations, affect corporate action and implement governance policies in order to maximize shareholder value.

James Keough – Chief Financial Officer

Mr. Keough joined Sundial as Chief Financial Officer in May 2018. Mr. Keough began his career with KPMG and Ernst & Young in Canada and Europe. Prior to joining Sundial, he was a sole practitioner as a Chartered Accountant (“CA”), for two and a half years. Prior to that role, he served for 20 years as Chief Financial Officer of a diversified private company with operations in energy, real estate and hospitality. Mr. Keough holds a Bachelor of Commerce degree from the University of Calgary. He holds chartered public accountant (“CPA”), CA, and CPA (USA) designations.

Andrew Stordeur – President and Chief Operating Officer

Mr. Stordeur joined the Company as Chief Commercial Officer in March 2018 and became President – Canada in May 2019 and President and Chief Operating Officer in January 2020. From August 2011 to March 2018, Mr. Stordeur held increasingly senior sales-related positions, including Chief Sales and Customer Officer, at Molson Coors, and has also spent time at Mars Canada. Mr. Stordeur completed a Bachelor of Arts degree (sociology) at the University of Calgary and a Master of Business Administration degree at Queen’s University.

Ryan Hellard – Chief Marketing and Product Officer

Mr. Hellard joined the Company as the Chief Marketing and Product Officer in March 2018. From 2012 and until joining Sundial, he held increasingly senior roles, including as President, at AppColony, an agency that develops marketing strategies and digital solutions for Canadian companies. Mr. Hellard completed a Bachelor of Commerce degree at the University of Calgary. Mr. Hellard is the son of one of our directors, Mr. Edward Hellard.

Charlotte Collett – Chief People Officer

Ms. Collett joined the Company as Chief People Officer in June 2018. Most recently, she was Principal Consultant at her company, Charlotte Collett Consulting. Prior to that, she was VP Human Resources at Tervita Corporation. Ms. Collett completed a Business Commerce degree at the University of Calgary. She is a Chartered Professional in Human Resources (“CPHR”), and is a standing member of the CPHR of Alberta.

Louise Motala – Managing Director UK

Ms. Motala was Commercial Director of Bridge Farm when acquired and was subsequently promoted to Managing Director UK in October 2019. Most recently, Ms. Motala was Category Manager at IPL (part of Walmart).  Prior to that, she was Category Buying Manager for three major retailers: Morrisons, Waitrose and Asda, and was Business Unit Manager at World Flowers.  Ms. Motala completed a BSc (Hons) (1st Class) degree in Business Management from South Bank University, London.

Greg Mills – Non-Executive Chairman and Director

Mr. Mills joined our board of directors in June 2019. Mr. Mills has 34 years of experience in capital markets, including 20 years with RBC Dominion Securities Inc. Mr. Mills has extensive leadership experience, having served as managing director of RBC Capital Markets’ Global Equities division and on RBC Capital Markets’ Spending and Global Risk committees. Mr. Mills is currently a director of RISE Life Sciences Corp. and was previously a director of RBC USA Holdco Corporation. Mr. Mills holds a Bachelor of Science degree in geology from the University of Windsor.

Edward Hellard – Director

Mr. Hellard joined our board of directors in January 2018 and served as Executive Chairman from January 2018 to January 2020. Mr. Hellard has founded various companies. In 1996, he founded Critical Mass, a digital marketing agency based in Calgary, Alberta. From 2009 to 2010, Mr. Hellard was Managing Partner and co-owner of the Calgary Stampeders Football Club. In 2012, he founded AppColony, a mobile software creator, where he continues to work today as Managing Partner. Mr. Hellard holds a bachelor’s degree in education from the University of Calgary. Mr. Hellard is the father of our Chief Marketing and Product Officer.

Gregory Turnbull – Director

Mr. Turnbull joined our board of directors in October 2018. Mr. Turnbull is a partner in the Calgary office of McCarthy Tétrault LLP. He has worked as a lawyer since 1980, having held a variety of roles with firms including Gowlings LLP, Donahue LLP and MacKimmie Matthews. In addition to being a director of the Company, Mr. Turnbull is a director of Storm Resources, Target Capital, and 420 Investments. Throughout his career, Mr. Turnbull has served as an officer or director of many other public and private companies. He is a member of the Law Society of Alberta, the Canadian Bar Association and the Calgary Bar Association. He holds a Bachelor of Arts degree (with honors) from Queen’s University and a Bachelor of Law degree from the University of Toronto. He has also previously been chair of the Calgary Zoo.

Elizabeth Cannon – Director

Ms. Cannon joined our board of directors in July 2019. Since January 2019, Ms. Cannon has been President Emerita and Professor of Geomatics Engineering at the University of Calgary. From July 2010 to December 2018, Ms. Cannon was President and Vice Chancellor of the University of Calgary. Ms. Cannon serves on the board of Mancal Corporation. She holds a Bachelor of Applied Science degree in mathematics from Acadia University, as well as Bachelor of Science, Master of Science and Doctor of Philosophy degrees in geomatics engineering from the University of Calgary.

Bryan D. Pinney – Director

Mr. Pinney joined our board of directors in December 2019. Bryan was a partner with Deloitte between 2002 and 2015. He served as Calgary Managing Partner from 2002 through 2007, as National Managing Partner of Audit & Assurance from 2007 to 2010, and Vice-Chair until 2015. Prior to joining Deloitte, Bryan was a partner with Andersen LLP and served as Calgary Managing Partner from 1991 through May of 2002. Bryan is currently a Board Member with TransAlta Corporation, serving on their Audit and HR Compensation Committees. He is also the lead Board Director for North American Energy Partners Inc. and a Board Director on a Hong Kong listed oil and gas company, Persta Resources Inc. Previously, Bryan served as Chair of the Board of Governors of Mount Royal University and on numerous other non-profit boards. He is also a director on one private company. He is a Fellow of the Institute of Chartered Accountants, a Chartered Business Valuator and is a graduate of the Ivey Business School at the University of Western Ontario with an honours degree in Business Administration. He is also a graduate of the Canadian Institute of Corporate Directors.

B.	Compensation.

Overview

In order to succeed in the highly competitive and evolving market in which we operate, we need to attract, retain and motivate a highly talented executive team. Our executive compensation program is designed to achieve the following objectives:

•	provide compensation opportunities in order to attract and retain talented, high-performing and experienced executive officers, whose knowledge, skills and performance are critical to our success;

•	motivate our executive team to achieve our strategic business and financial objectives;

•	align the interests of our executive officers with those of our shareholders by tying a meaningful portion of compensation directly to the long-term value and growth of our business; and

•	provide incentives that encourage appropriate levels of risk-taking by our executive team.

We currently offer our executive officers, including our NEOs’ cash compensation in the form of base salary and annual short-term and long-term incentives that will reward participants for the achievement of pre-established corporate, team and individual goals and objectives. From time to time, our board of directors may also grant discretionary cash bonuses to our executives to reward them for exemplary performance. Long-term annual incentives may consist of stock options, performance share units (“PSUs”) and/or restricted share units (“RSUs”).

Our compensation philosophy is to motivate our employees to participate directly in the value that their efforts create for shareholders because our employees are also shareholders. We believe that equity-based compensation awards motivate our executive officers to achieve our strategic business and financial objectives, and also align their interests with the long-term interests of our shareholders.

We continue to evaluate our compensation philosophy and compensation program on an ongoing basis to ensure that we are providing competitive compensation opportunities for our executive team as a publicly-traded company in this evolving industry. As part of the annual compensation review process, we expect to be guided by the philosophy and objectives outlined above, as well as other factors which may become relevant.

Base Salary

Base salary is provided as a fixed source of compensation for our executive officers. Base salaries are determined on an individual basis, taking into account the scope of the executive officer’s role, responsibilities, expertise and prior experience. Base salaries for our executive officers, including our NEOs, are expected to be reviewed annually by the board of directors and may be adjusted based on the executive officer’s success in meeting or exceeding individual objectives, as well as to maintain market competitiveness. In addition, base salaries can be adjusted by the board of directors throughout the year to reflect promotions or other changes in the scope or breadth of an executive officer’s role or responsibilities.

Short-Term Annual Cash Incentive

Our short-term annual cash incentive plan is designed to reward the achievement of pre-determined corporate, team and personal goals and objectives over the ensuing year, with the intention of aligning compensation with corporate strategies. Annual incentive targets under the plan may be set as a percentage of the relevant executive officer’s base salary and payout of the annual cash incentive (if any) are linked to the achievement of corporate, team and personal performance. In order to further increase alignment with shareholders, executives and employees may also have the ability to elect to receive short-term cash incentive payments in the form of RSUs.

Long-Term Equity Incentives

Stock Option Plan and Restricted and Performance Share Unit Plan

The Sundial Growers Inc. Stock Option Plan and Sundial Growers Inc. Restricted and Performance Share Unit Plan each provides eligible participants with compensation opportunities that will support the achievement of the Company’s performance objectives, align the interests of eligible participants with those of the Company’s shareholders, and attract, retain and motivate eligible participants critical to the long term success of the Company and its subsidiaries.

Benefit Plans

We provide our executive officers, including our NEOs, with life, medical, dental and vision insurance programs on the same basis as other employees, or an allowance to purchase individual benefit and insurance coverage. We offer these benefits consistent with local market practice.

Perquisites

Other than living expense allowances provided for in the employment agreements for our former Chief Executive Officer and former Executive Chairman, we do not offer significant perquisites as part of our compensation program.

Executive Share Ownership Guidelines

Our executive share ownership guidelines are intended to further align the interests of our executive officers with those of our shareholders. The ownership guidelines establish minimum equity ownership levels for executive officers based on a multiple of their base salary and their level of seniority. Executive officers are expected to meet the prescribed ownership levels within five years of the later of our initial offering and the date of their appointment to an executive position.

The following table shows the expected ownership guideline for the executive officers:

Level	Base Salary Multiple
Chief Executive Officer	3x
Other Executive Officers	2x

Summary Compensation Table

Our NEOs for the fiscal year ended December 31, 2019 were our former Chief Executive Officer, Torsten Kuenzlen, Chief Financial Officer, James Keough, former Executive Chairman, Edward Hellard, President and Chief Operating Officer, Andrew Stordeur, and Chief Marketing and Product Officer Ryan Hellard. For the fiscal year ended December 31, 2019, the aggregate compensation and benefits in kind accrued or paid to our then serving executive officers for services in all capacities was $19,282,528, and the aggregate compensation paid to each of our NEOs is set forth below.

Name and Principal Position	Year	Salary(1)	Share- Based Awards	Option- Based Awards(2)	Annual Incentive Plans(3)	All Other Compensation(4)	Total Compensation
Zachary George(10) Chief Executive Officer and Director	2019	—	—	—	—	—	—

Torsten Kuenzlen(5) Former Chief Executive Officer	2019	$358,125	—	$6,517,736	—	$882,768(6)	$7,758,629

James Keough Chief Financial Officer	2019	$191,667	—	$1,455,856	$50,000	—	$1,697,523

Edward Hellard(5) Former Executive Chairman	2019	$272,977(7)	—	$5,501,658	$364,575	$218,425(8)	$6,357,635

Andrew Stordeur President and Chief Operating Officer	2019	$254,167	—	$1,256,129	—	$446,143(9)	$1,956,438

Ryan Hellard Chief Marketing and Product Officer	2019	$206,250	—	$1,256,052	$50,000	$—	$1,512,302

Notes:

(1)	Represents the base salary paid in Fiscal 2019.
(2)

Reflects the grant date fair value of warrants that were granted in Fiscal 2019 (determined in accordance with the Black-Scholes valuation model, assuming a risk-free rate of 1.875% and an expected volatility of 106%).

(3)	Amounts reflect annual target bonus for each NEO. For Mr. Hellard, this represent 250,000 EUR at an exchange rate of 1.4583.
(4)	None of our NEOs, other than Messrs. Kuenzlen and Hellard, are entitled to perquisites or other personal benefits which, in aggregate, are worth over $50,000 or over 10% of their base salary.
(5)

On January 28, 2020, Mr. Kuenzlen resigned as the Company’s Chief Executive officer and stepped down as a director, Mr. Hellard stepped down from his role as Executive Chairman and continues to serve on the Board of Directors.

(6)	Represents a monthly living allowance, taxable vehicle benefit and a performance bonus for 2019.
(7)

Mr. Hellard commenced employment as the Company’s Executive Chairman on April 1, 2019. Mr. Hellard’s compensation is earned and paid to him in Euros. The amount included in the summary compensation table is in Canadian dollars, which was calculated using the Bank of Canada’s closing exchange rate on December 31, 2019 (€1 to $1.4583).

(8)	Represents a monthly living allowance and reimbursement for an annual medical examination.
(9)	Represents a signing bonus.
(10)

Mr. George joined Sundial as director in November 2019 and did not earn any executive compensation in 2019 other than amounts paid as a director, which amounted to $34,551 Please see “Item 6B—Compensation” for information regarding directors compensation. Mr. George was appointed Chief Executive Officer in January 2020.

The table below shows the incremental payments that would be made to our NEOs under the terms of their employment agreements upon the occurrence of certain events.

Name and Principal Position	Event	Severance	Option- Based Awards(1)	Other Payments	Total
Torsten Kuenzlen	Termination without cause	$377,500	$1,049,600	$11,325	$1,438,425
Former Chief Executive Officer(2)

James Keough	Termination without cause	$500,000	—	$7,500	$507,500
Chief Financial Officer	Termination and change of control	$500,000	—	$7,500	$507,500

Edward Hellard	Termination without cause	$377,450	—	$11,324	$388,774
Former Executive Chairman(2)

Andrew Stordeur President and Chief Operating Officer	Termination without cause	$600,000	—	$9,000	$609,000
	Termination and change of control	$600,000	—	$9,000	$609,000

Ryan Hellard	Termination without cause	$500,000	—	$7,500	$507,500
Chief Marketing and Product Officer	Termination and change of control	$500,000	—	$7,500	$507,500

Notes:

(1)	The value of unexercised in-the-money option-based awards is calculated based on the December 31, 2019 price of USD$3.01 (CAD$3.91) per common share.
(2)

On January 28, 2020, Mr. Kuenzlen resigned as the Company’s Chief Executive officer and stepped down as a director. On January 29, 2020, Mr. Hellard stepped down from his role as Executive Chairman and continues to serve on the Board of Directors. Negotiations regarding actual settlement payment pursuant to Messrs. Kuenzlen and Hellard’s resignation with their respective roles are ongoing and may be higher or lower than as disclosed in this table. The receipt of which will be conditions on each of Messrs. Kuenzlen and Hellard’s execution of a release of claims in favor of the Company.

Outstanding Share-Based Awards and Option-Based Awards

The following table sets out information on the outstanding warrants and other option-based awards held by each of our NEOs as at December 31, 2019. None of our NEOs hold any share-based awards.

Name	Number of common shares underlying unexercised option-based awards	Exercise price	Expiration date	Value of unexercised in-the- money option- based awards(1)
Torsten Kuenzlen Former Chief Executive Officer	144,000 160,000 1,349,333 160,000 160,000 720,000 160,000 160,000 160,000	$0.63 0.63 0.63 0.63 0.63 6.25 0.63 0.63 0.63	February 1, 2023 February 1, 2024 August 1, 2024 January 20, 2025 January 20, 2026 January 11, 2027 January 20, 2027 January 20, 2028 January 20, 2029	$472,320 524,800 4,425,812 524,800 524,800 — 524,800 524,800 524,800

James Keough Chief Financial Officer	80,000 108,000 160,000	$2.97 2.97 6.25	August 14, 2023 August 1, 2024 June 15, 2027	$75,200 101,520 —

Edward Hellard Former Executive Chairman	480,000 480,000 480,000 240,000 240,000 240,000	$0.63 0.63 0.63 6.25 6.25 6.25	September 1, 2023 September 1, 2024 September 1, 2025 January 11, 2025 January 11, 2026 January 11, 2027	$1,574,400 1,574,400 1,574,400 — — —

Name	Number of common shares underlying unexercised option-based awards	Exercise price	Expiration date	Value of unexercised in-the- money option- based awards(1)
Andrew Stordeur President and Chief Operating Officer	38,400 38,400 115,200 160,000 192,000 192,000	$0.63 0.63 0.63 6.25 0.63 3.13	March 6, 2023 March 6, 2024 August 1, 2024 January 11, 2027 5 years from vest date 5 years from vest date	$125,952 125,952 377,856 — 629,760 149,760

Ryan Hellard Chief Marketing and Product Officer	38,400 38,400 115,200 160,000 192,000 192,000	$0.63 0.63 0.63 6.25 0.63 3.13	March 1, 2023 March 1, 2024 August 1, 2024 January 11, 2027 5 years from vest date 5 years from vest date	$125,952 125,952 377,856 — 629,760 149,760

Notes:

(1)	The value of unexercised in-the-money option-based awards is calculated based on the December 31, 2019 closing price of US$3.01 ($3.91) per common share.

 Incentive Plan Awards – Value Expected to be Vested or Earned During the Year

The following table sets out, for each of our NEOs, the value of the option-based awards that vested in accordance with their terms as of December 31, 2019. As of December 31, 2019, none of our NEOs hold any share-based awards.

Name and Principal Position	Option-Based Awards – Value Vested During 2019(1)
Torsten Kuenzlen Former Chief Executive Officer	$6,525,012

James Keough Chief Financial Officer	$101,520

Edward Hellard Former Executive Chairman	$3,148,800

Andrew Stordeur President and Chief Operating Officer	$503,808

Ryan Hellard Chief Marketing and Product Officer	$503,808

Notes:

(1)	The value of unexercised in-the-money option-based awards is calculated based on the December 31, 2019 closing price of US$3.01 ($3.91) per common share.

 Management Agreements

Employment Agreements

The Company has entered into employment agreements with each of our NEOs. The material terms of the employment agreements are discussed below.

Zachary George, Chief Executive Officer

The Company may terminate Mr. George at any time, without cause, and the Company will be required to provide him with his accrued but unpaid annual base salary, vacation pay and business expenses up to the termination date (the “Accrued Obligations”), plus (i) termination notice of one (1) year (which may be provided as pay in lieu of notice), (ii) a lump sum payment in lieu of benefits equivalent to 3% of his annual base salary, and (iii) any unvested stock options or restricted share units will immediately vest on the termination date. The receipt of the separation package is conditioned on Mr. George’s execution of a release of claims.

Pursuant to Mr. George’s employment agreement, if a change of control occurs, and his employment with the Company is subsequently or contemporaneously terminated by the Company, Mr. George will be entitled to receive, within thirty (30) days after such termination, a lump sum payment equal to (i) the Accrued Obligations, (ii) one time his annual base salary, and (iii) 3% of his annual base salary in lieu of benefits.

Mr. George’s employment agreement also contains a customary confidentiality covenant and certain covenants that will continue to apply following the termination of his employment, including non-competition and non-solicitation provisions which are in effect during Mr. George’s employment and for the twelve (12) months following the termination of his employment (collectively, the “Restrictive Covenants”).

James Keough, Chief Financial Officer

The Company may terminate Mr. Keough at any time without cause and the Company will be required to provide him with his accrued but unpaid annual base salary, pay for accrued and unused vacation and business expenses up to the cessation date (the “Accrued Obligations”), plus (i) termination notice of two years (which may be provided as pay in the form of base salary in lieu of notice), and (ii) a lump sum payment in lieu of benefits equivalent to 3% of his annual base salary. Additionally, subject to the terms of the applicable equity plan and of any applicable agreement, any issued but unvested stock options, simple warrants and performance warrants previously granted to Mr. Keough will immediately vest on the cessation date. The receipt of the separation package is conditioned on Mr. Keough’s execution of a release of claims.

Pursuant to Mr. Keough’s employment agreement, if a change of control occurs and his employment is subsequently or contemporaneously terminated by the Company or its successor, Mr. Keough will be entitled to receive, within 30 days after such termination, a sum of money equal to (i) the Accrued Obligations, (ii) one times his annual base salary, and (iii) 3% of his annual base salary in lieu of benefits.

Mr. Keough’s employment agreement also contains the Restrictive Covenants.

Andrew Stordeur, President and Chief Operating Officer, former President – Canada

The Company may terminate Mr. Stordeur at any time without cause and the Company will be required to provide him with his Accrued Obligations, plus (i) termination notice of two years (which may be provided as pay in the form of base salary in lieu of notice), (ii) a lump sum payment in lieu of benefits equivalent to 3% of his annual base salary, and (iii) all of his outstanding performance warrants will immediately vest on the cessation date. Additionally, subject to the terms of the applicable equity plan and of any applicable agreement, any issued but unvested stock options, simple warrants and performance warrants previously granted to Mr. Stordeur will immediately vest on the cessation date. The receipt of the separation package is conditioned on Mr. Stordeur’s execution of a release of claims.

Pursuant to Mr. Stordeur’s employment agreement, if a change of control occurs and his employment is subsequently or contemporaneously terminated by the Company or its successor, Mr. Stordeur will be entitled to receive, within 30 days after such termination, a sum of money equal to (i) the Accrued Obligations, (ii) two times his annual base salary, and (iii) 3% of his annual base salary in lieu of benefits, and all of his outstanding performance warrants will immediately vest on the cessation date.

Mr. Stordeur’s employment agreement also contains the Restrictive Covenants, except that if Mr. Kuenzlen ceases to be employed by the Company at the same time or within the preceding 30 days of Mr. Stordeur’s cessation of employment, then Mr. Stordeur will not be subject to a non-competition restriction.

Ryan Hellard, Chief Marketing and Product Officer

The Company may terminate Mr. Hellard at any time without cause and the Company will be required to provide him with his Accrued Obligations, plus (i) termination notice of two years (which may be provided as pay in the form of base salary in lieu of notice), (ii) a lump sum payment in lieu of benefits equivalent to 3% of his annual base salary, and (iii) all of his outstanding performance warrants will immediately vest on the cessation date. Additionally, subject to the terms of the applicable equity plan and of any applicable agreement, any issued but unvested stock options, simple warrants and performance warrants previously granted to

Mr. Hellard will immediately vest on the cessation date. The receipt of the separation package is conditioned on Mr. Hellard’s execution of a release of claims.

Pursuant to Mr. Hellard’s employment agreement, if a change of control occurs and his employment is subsequently or contemporaneously terminated by the Company or its successor, Mr. Hellard will be entitled to receive, within 30 days after such termination, a sum of money equal to (i) the Accrued Obligations, (ii) two times his annual base salary, and (iii) 3% of his annual base salary in lieu of benefits, and all of his outstanding performance warrants will immediately vest on the cessation date.

Edward Hellard, Former Executive Chairman

Mr. Hellard’s employment agreement is for a three-year fixed term, commencing as of April 1, 2019 (subject to extension or earlier termination). On January 29, 2020, Mr. Hellard stepped down from his role as Executive Chairman and continues to serve on the Board of Directors. Negotiations regarding settlement payments pursuant to Mr. Hellard’s resignation as Executive Chairman are ongoing and the receipt of his separation package is conditioned on Mr. Helland’s execution of a release of claims.

Mr. Hellard’s employment agreement also contains the Restrictive Covenants.

Torsten Kuenzlen, Former Chief Executive Officer

Mr. Kuenzlen’s employment agreement was for a three-year fixed term commencing as of April 1, 2019 (subject to extension or earlier termination). On January 28, 2020, Mr. Kuenzlen resigned as the Company’s Chief Executive officer and stepped down as a director. Negotiations regarding settlement payments pursuant to Mr. Kuenzlen’s resignation are ongoing and the receipt of his separation package is conditioned on Mr. Kuenzlen’s execution of a release of claims.

Mr. Kuenzlen’s employment agreement also contains the Restrictive Covenants.

Director Compensation

Our board of directors, on the recommendation of our compensation committee, is responsible for reviewing and approving any changes to the directors’ compensation arrangements.

In consideration for serving on our board of directors, each director, other than directors who are employees of the Company (the “Excluded Directors”), is paid an annual cash retainer of $75,000. In addition, for serving during the Company’s first year as a publicly traded company, Messrs Turnbull and Mills and Ms. Cannon each received $175,000 payable in deferred share units at the IPO price in equal installments on September 30, 2019, December 31, 2019, March 31, 2020 and June 30, 2020. Mr, Tamkee received $43,750 in deferred share units at the IPO price prior to his resignation from the board effective December 14, 2019. Upon joining the board on November 27, 2019, Mr. George became entitled to receive $350,000 during the time he serves as Chair of the Operating and Capital Committee and 250,000 deferred share units in equal installments on December 1, 2019, March 31, 2020, June 30, 2020, September 30, 2020, December 31, 2020, March 31, 2021, June 30, 2021, September 30, 2021, December 31, 2021 and March 31, 2022. Upon joining the board on December 16, 2019, Mr. Pinney is entitled to $175,000 in deferred share units payable in equal installments on March 31, 2020, June 30, 2020, September 30, 2020 and December 31, 2020. The number of deferred share units issuable are determined by the installment payment divided by the fair market value of our common shares at each installment date.

If a change of control occurs, all of these equity grants (except those granted to Mr. Mills and Mr. Turnbull) will immediately vest.

In addition, to reflect the additional workload required in respect of special projects performed, Mr. George was entitled to receive 500,000 warrants (subsequently amended to an entitlement to 500,000 stock options in accordance with the Company Stock Option Plan, in equal installments on , March 31, 2020, June 30, 2020, September 30, 2020, December 31, 2020, March 31, 2021, June 30, 2021, September 30, 2021, December 31, 2021, March 31, 2022 and June 30, 2022. Mr. George’s compensation as a director (if unvested) was terminated when he became Chief Executive Officer on January 29, 2020.

In addition, to reflect the additional workload and responsibilities of his position as Non-Executive Chairman of our board of directors, Greg Mills is entitled to receive $600,000 during our first year as a publicly traded company payable in deferred share units at the IPO price comprised of quarterly installments of $150,000 which were paid on September 30, 2019 and December 31, 2019 with the remaining installments payable on March 31, 2020 and June 30, 2020. In addition, Mr. Mills was issued 720,000 warrants on July 1, 2019 to purchase our common shares, with an exercise price of $6.25 per warrant. Under the terms of Mr. Mills’ director services agreement, those warrants vest in three equal annual installments in the event Mr. Mills assumes the position of Executive Chairman and will expire five years from the vesting date; however, if Mr. Mills does not assume the position of Executive Chairman by December 31, 2021, then all of such warrants will expire. In addition, if Mr. Mills were to assume the position of Executive Chairman, he would receive an annual salary of $500,000 payable quarterly in equal installments. Mr. Mills’ director services agreement contemplates that he may assume the position of Executive Chairman as early as July 2020. Although, our former Executive Chairman, Mr. Hellard, resigned from his position on January 29, 2020, our board of directors has not agreed to nominate Mr. Mills, nor has Mr. Mills agreed to serve in such position as of the date of this Annual Report.

Furthermore, on July 1, 2019, Mr. Mills was issued warrants to purchase 80,000 of our common shares, with an exercise price of $7.50 per warrant, which vest if, during the term of Mr. Mills’ director services agreement, the equity market capitalization value of the Company (as calculated in accordance with the agreement) exceeds $5.5 billion. These warrants expire three years following the vesting date.

If a change of control occurs, Mr. Mills will be entitled to receive any unpaid portion of the annual cash retainer for the calendar year in which the change of control occurs and any unpaid portion of the $600,000 fee payable in deferred share units referred to above. In addition, if a change of control occurs, all outstanding warrants held by Mr. Mills and Mr. Turnbull will immediately vest.

All directors will be reimbursed for their reasonable out-of-pocket expenses incurred while serving as directors.

The aggregate of compensation and benefits in kind, accrued or paid to our directors in the year ended December 31, 2019 for services in all capacities was $187,532 (2018 - $230,580).

Director Share Ownership Guidelines

We have director share ownership guidelines for directors (other than Excluded Directors) to further align the interests of such directors with those of our shareholders. The ownership guidelines have established minimum equity ownership levels for each of our directors, other than Excluded Directors, based on a multiple of their annual retainer. Such directors are expected to meet the prescribed ownership levels within five years of the later of (i) the completion of the IPO and (ii) the date of their appointment to the board of directors. Common shares and other equity-based awards will be included in determining an individual’s equity ownership value. The expected ownership guideline for these directors is 3x their annual retainer.

C.	Board practices.

Composition of our Board of Directors

Under our amended articles of incorporation, our board of directors consists of a minimum of one and a maximum of 15 directors as determined from time to time by the directors. Our board of directors is comprised of six directors, and under the ABCA, as a reporting issuer, we must have no fewer than three directors. Under the ABCA, a director may be removed with or without cause by a resolution passed by a majority of the votes cast by shareholders present in person or by proxy at a meeting and who are entitled to vote. The directors are appointed at the annual general meeting of shareholders and the term of office for each of the directors expires at the time of our next annual shareholders meeting. Our articles of incorporation  provide that, between annual general meetings of our shareholders, the directors may appoint one or more additional directors, but the number of additional directors may not at any time exceed one-third of the number of directors who held office at the expiration of the last meeting of our shareholders. Under the ABCA, at least one quarter of our directors must be resident Canadians as defined in the ABCA.

Majority Voting Policy

We have a majority voting policy to the effect that a nominee for election as a director of the Company who does not receive a greater number of votes “for” than votes “withheld” with respect to the election of directors by shareholders will be expected to offer to tender his or her resignation to the chairman of our board of directors promptly following the meeting of shareholders at which the director was elected. The nominating and corporate governance committee will consider such offer and make a recommendation to our board of directors about whether to accept it or not. Our board of directors will promptly accept the resignation unless it determines, in consultation with the nominating and corporate governance committee, that there are exceptional circumstances that should delay the acceptance of the resignation or justify rejecting it. Our board of directors will make its decision and announce it in a press release within 90 days following the meeting of shareholders. A director who tenders a resignation pursuant to our majority voting policy will not participate in any meeting of our board of directors or the nominating and corporate governance committee at which the resignation is considered. Our majority voting policy will not apply for contested meetings at which the number of directors nominated for election is greater than the number of seats available on the board.

Director Term Limits and Other Mechanisms of Board Renewal

Our board of directors has not adopted director term limits or other automatic mechanisms of board renewal. Rather than adopting formal term limits, mandatory age-related retirement policies and other mechanisms of board renewal, the nominating and corporate governance committee of our board of directors is developing a skills and competencies matrix for our board of directors as a whole and for individual directors. The nominating and corporate governance committee will also conduct a process for the assessment of our board of directors, each committee and each director regarding his or her effectiveness and contribution, and will report evaluation results to our board of directors on a regular basis.

Director Independence

Under the Nasdaq Rules, independent directors must comprise a majority of a listed company’s board of directors. For purposes of the Nasdaq Rules, an independent director means a person other than an executive officer or employee of the company who, in the opinion of the board of directors, has no relationship with the company that would interfere with the exercise of independent judgment in carrying out the responsibilities of a director. Under National Instrument 58-101 – Disclosure of Corporate Governance Practices (“NI 58-101”), a director is considered to be independent if he or she is independent within the meaning of Section 1.4 of National Instrument 52-110—Audit Committees (“NI 52-110”). Section 1.4 of NI 52-110 generally provides that a director is independent if he or she has no direct or indirect relationship with the issuer which could, in the view of the issuer’s board of directors, be reasonably expected to interfere with the exercise of the director’s independent judgment.

Our board of directors has undertaken a review of the independence of each director. Based on information provided by each director concerning his or her background, employment and affiliations, [our board of directors has determined that as of December 31, 2019, Messrs. Mills, Turnbull and Pinney, and Ms. Cannon, representing four of the six members of our board of directors, are “independent” as that term is defined under the Nasdaq Rules and NI 58-101. In making this determination, our board of directors considered the current and prior relationships that each non-employee director has with our company and all other facts and circumstances our board of directors deemed relevant in determining their independence, including the beneficial ownership of our shares by each non-employee director. As of December 31, 2019, Messrs. Hellard and Kuenzlen were not independent by reason of the fact that Mr. Hellard was our Executive Chairman and Mr. Kuenzlen was our Chief Executive Officer. On January 28, 2020, Mr. Kuenzlen resigned as the Company’s Chief Executive officer and stepped down as a director. Mr.  Hellard stepped down from his role as Executive Chairman on January 29, 2020 and continues to serve on the Board of Directors.

Certain members of our board of directors are also members of the boards of other public companies. See “—Biographical Information Regarding Our Directors and Executive Officers”. Our board of directors has not adopted a director interlock policy, but is keeping informed of other public directorships held by its members.

Mandate of the Board of Directors

Our board of directors is responsible for supervising the management of our business and affairs, including providing guidance and strategic oversight to management. Our board adopted a formal mandate that includes the following:

•	appointing our Chief Executive Officer;
•

developing the corporate goals and objectives that our Chief Executive Officer is responsible for meeting and reviewing the performance of our Chief Executive Officer against such corporate goals and objectives;

•

taking steps to satisfy itself as to the integrity of our Chief Executive Officer and other executive officers and that our Chief Executive Officer and other executive officers create a culture of integrity throughout the organization;

•	reviewing and approving our code of conduct and reviewing and monitoring compliance with the code of conduct and our enterprise risk management processes;
•	reviewing and approving management’s strategic and business plans and our financial objectives, plans and actions, including significant capital allocations and expenditures; and
•	reviewing and approving material transactions not in the ordinary course of business.

Meetings of Independent Directors

Our board of directors holds regularly-scheduled quarterly meetings as well as ad hoc meetings from time to time. The independent members of our board of directors also meet, as required, without the non-independent directors and members of management before or after each regularly scheduled board meeting.

A director who has a material interest in a matter before our board of directors or any committee on which he or she serves is required to disclose such interest as soon as the director becomes aware of it. In situations where a director has a material interest in a matter to be considered by our board of directors or any committee on which he or she serves, such director may be required to absent himself or herself from the meeting while discussions and voting with respect to the matter are taking place. Directors will also be required to comply with the relevant provisions of the ABCA regarding conflicts of interest.

Position Descriptions

Our board of directors has written terms of reference for the chairman which sets out his or her key responsibilities, including duties relating to determining the frequency, dates and locations of meetings and setting board of directors meeting agendas, chairing board of directors and shareholder meetings and carrying out any other or special assignments or any functions as may be requested by our board of directors or management, as appropriate.

Our board of directors has written terms of reference for each of the committee chairs which sets out each of the committee chair’s key responsibilities, including duties relating to determining the frequency, dates and locations of meetings and setting committee meeting agendas, chairing committee meetings, reporting to our board of directors and carrying out any other special assignments or any functions as may be requested by our board of directors.

In addition, our board of directors, in conjunction with our Chief Executive Officer, has developed and implemented a written position description for the role of our Chief Executive Officer.

Orientation and Continuing Education

We have implemented an orientation program for new directors under which a new director will meet separately with the chairman of our board of directors, members of the senior executive team and the secretary.

The nominating and corporate governance committee is responsible for coordinating orientation and continuing director development programs relating to the committee’s mandate. The chairman of our board of directors is responsible for overseeing director continuing education designed to maintain or enhance the skills and abilities of our directors and to ensure that their knowledge and understanding of our business remains current.

Code of Conduct

We have adopted a code of conduct applicable to all of our directors, officers and employees, including our Chief Executive Officer and Chief Financial Officer, which is a “code of ethics” as defined in section 406(c) of SOX and which is a “code” under NI 58-101. The code of conduct sets out our fundamental values and standards of behavior that are expected from our directors, officers and employees with respect to all aspects of our business. The objective of the code of conduct is to provide guidelines for maintaining our integrity, reputation and honesty with a goal of honoring others’ trust in us at all times as well as to deter wrongdoing and promote (i) honest and ethical behavior and fair dealing by our directors, officers, employees, consultants and contractors, (ii) full, fair, accurate, timely and understandable disclosure in filings with the SEC and other public communications, (iii) compliance with applicable governmental rules and regulations, and (iv) accountability for adherence to the code of conduct and prompt reporting of its violations.

The full text of the code of conduct has been posted on our website at www.sundialcannabis.com. The information on or accessible through our website is not part of and is not incorporated by reference into this Annual Report, and the inclusion of our website address in this Annual Report is only for reference. If we make any amendment to the code of conduct or grant any waiver therefrom, whether explicit or implicit, to a director or executive officer, we will disclose the nature of such amendment or waiver on our website to the extent required by, and in accordance with, the rules and regulations of the SEC and the Canadian securities regulatory authorities.

Monitoring Compliance with the Code of Conduct

Our nominating and corporate governance committee is responsible for reviewing and evaluating the code of conduct at least annually and recommends any necessary or appropriate changes to our board of directors for consideration. The nominating and corporate governance committee assists our board of directors with the monitoring of compliance with the code of conduct, and is responsible for considering any waivers therefrom (other than waivers applicable to members of the nominating and corporate governance committee, which are considered by the audit committee, or waivers applicable to our directors or executive officers, which are subject to review by our board of directors as a whole).

Requirement for Directors and Officers to Disclose Interest in a Contract or Transaction

In accordance with the ABCA, each director and officer must disclose the nature and extent of any interest that he or she has in a material contract or material transaction whether made or proposed with us, if the director or officer is a party to the contract or transaction, is a director or an officer or an individual acting in a similar capacity of a party to the contract or transaction, or has a material interest in a party to the contract or transaction. Subject to certain limited exceptions under the ABCA, no director may vote on a resolution to approve a material contract or material transaction which is subject to such disclosure requirement.

Benefits upon Termination of Employment

The service contracts with our directors do not provide for any benefits upon termination of employment, other than a “tail” directors and officers insurance policy.

Complaint Reporting

In order to foster a climate of openness and honesty in which any concern or complaint pertaining to a suspected violation of the law, our code of conduct or any of our policies, or any unethical or questionable act or behavior, our code of conduct requires that our employees promptly report the violation or suspected violation. In order to ensure that violations or suspected violations can be reported without fear of retaliation, harassment or an adverse employment consequence, we have adopted a whistleblowing policy which contains procedures that are aimed to facilitate confidential, anonymous submissions of complaints by our directors, officers, employees and others.

Diversity

We believe that having a diverse board of directors can offer a breadth and depth of perspectives that enhance the board’s performance. We value diversity of abilities, experience, perspective, education, gender, background, race and national origin. Recommendations concerning director nominees are based on merit and past performance, as well as expected contribution to the board’s performance and, accordingly, diversity is taken into consideration. As of December 31, 2019, we had one female director, which represents 16% of our board.

We similarly believe that having a diverse and inclusive organization overall is beneficial to our success, and we are committed to diversity and inclusion at all levels of our organization to ensure that we attract, retain and promote the brightest and most talented individuals. We have recruited and selected senior management candidates that represent a diversity of business understanding, personal attributes, abilities and experience. Currently, one out of eight of our executive officers is a woman.

We do not currently have a formal policy for the representation of women on the board of directors or senior management of the company. We already take gender and other diversity representation into consideration as part of our overall recruitment and selection process. We have not adopted targets for gender or other diversity representation, in part due to the need to consider a balance of criteria for each individual appointment. We do not believe that quotas or strict rules set out in a formal policy would result in improved identification or selection of the best candidates. Quotas based on specific criteria would limit our ability to ensure that the overall composition of the board of directors and senior management meets the needs of our organization and our shareholders.

The composition of the board of directors is shaped by the selection criteria established by the nominating and corporate governance committee. This is achieved through developing an evergreen list of potential candidates for anticipated board vacancies who fit the committee’s list of evolving selection criteria, ensuring that diversity considerations are taken into account in senior management, monitoring the level of female representation on the board and in senior management positions, continuing to broaden recruiting efforts to attract and interview qualified female candidates, and committing to retention and training to ensure that our most talented employees are promoted from within our organization, all as part of our overall recruitment and selection process to fill board or senior management positions as the need arises.

Committees of the Board of Directors

We have an audit committee, a compensation committee, a nominating and corporate governance committee, and an operations and capital committee with each committee having a written charter.

Audit Committee

Our audit committee is comprised of Greg Mills and Elizabeth Cannon, and chaired by Bryan Pinney. Our board of directors has determined that each of Greg Mills, Elizabeth Cannon and Bryan Pinney is financially literate and meets the independence requirements for directors, including the heightened independence standards for members of the audit committee under Rule 10A-3 under the Exchange Act and NI 52-110. Our board of directors has determined that Bryan Pinney is “financially sophisticated” within the meaning of the Nasdaq Rules, “financially literate” within the meaning of NI 52-110, and a “financial expert” as defined by Rule 10A-3 under the Exchange Act. For a description of the education and experience of each member of the audit committee, see “—Biographical Information Regarding Our Directors and Executive Officers”.

Our board of directors has established a written charter setting forth the purpose, composition, authority and responsibility of the audit committee, consistent with the rules of the Nasdaq, the SEC and NI 52-110 and our audit committee reviews the charter annually. The principal purpose of our audit committee is to oversee the accounting and financial reporting processes and audits of the Company and to assist our board of directors in discharging its oversight of:

•the quality and integrity of our financial statements and related information;

•the independence, qualifications, appointment and performance of our external auditor;

•our disclosure controls and procedures, internal control over financial reporting and management’s responsibility for assessing and reporting on the effectiveness of such controls;

•our compliance with applicable legal and regulatory requirements; and

•our enterprise risk management processes.

Our audit committee is directly responsible for the appointment, retention and compensation of external auditors and for considering their independence and any potential conflicts of interest. Our audit committee has access to all of our books, records, facilities and personnel and is able to request any information about us as it may deem appropriate. It also has the authority in its sole discretion and at our expense, to retain and set the compensation of outside legal, accounting or other advisors as necessary to assist in the performance of its duties and responsibilities.

Our audit committee also reviews our policies and procedures for reviewing and approving or ratifying related-party transactions, and will be responsible for reviewing and approving or ratifying all related-party transactions.

Compensation Committee

Our compensation committee is comprised of Elizabeth Cannon and Bryan Pinney, and is chaired by Greg Mills. Under SEC and the Nasdaq Rules, there are heightened independence standards for members of the compensation committee. Our board of directors has determined that each of Elizabeth Cannon, Bryan Pinney and Greg Mills meet this heightened standard and are also independent for purposes of NI 58-101. For a description of the background and experience of each member of our compensation committee, see “—Biographical Information Regarding Our Directors and Executive Officers”.

Our board of directors has established a written charter setting forth the purpose, composition, authority and responsibility of the compensation committee consistent with the rules of the Nasdaq, the SEC and the guidance of the Canadian securities regulatory authorities and our compensation committee will review the charter annually. The compensation committee’s purpose is to assist the board in its oversight of executive compensation, management development and succession, director compensation and executive compensation disclosure. The principal responsibilities and duties of the compensation committee include:

•	reviewing at least annually our executive compensation plans;

•

in the absence of the Chief Executive Officer, evaluating at least once a year our Chief Executive Officer’s performance in light of the goals and objectives established by our board of directors and, based on such evaluation, providing recommendations to our board of directors regarding the Chief Executive Officer’s annual compensation;

•

reviewing on an annual basis the evaluation process and compensation structure for our executive officers and, in consultation with our Chief Executive Officer, reviewing the performance of the other executive officers in order to make recommendations to our board of directors with respect to the compensation for such officers; and

•

reviewing and, if appropriate, recommending to our board of directors the approval of any adoption, amendment and termination of our incentive and equity-based incentive compensation plans (and the aggregate number of shares to be reserved for issuance thereunder), and overseeing their administration and discharging any duties imposed on the compensation committee by any of those plans.

Further particulars of the process by which compensation for our executive officers is and will be determined are provided under the heading “Executive Compensation”.

Our compensation committee also has the authority in its sole discretion and at our expense, to appoint, compensate and oversee any compensation consultant, legal counsel or other adviser, upon taking into consideration various factors which could impact such consultant’s, counsel’s or adviser’s independence.

Nominating and Corporate Governance Committee

Our nominating and corporate governance committee is comprised of Bryan Pinney and Elizabeth Cannon, and chaired by Gregory Turnbull, each of whom is independent for purposes of NI 58-101 and the Nasdaq Rules.

Our board of directors has establish a written charter setting forth the purpose, composition, authority and responsibility of our nominating and corporate governance committee. The nominating and corporate governance committee’s purpose is to assist our board of directors in:

•	identifying individuals qualified to become members of our board of directors;
•

selecting, or recommending that our board of directors select, director nominees for the next annual meeting of shareholders and determining the composition of our board of directors and its committees;

•

developing and overseeing a process to assess our board of directors, the chairman of the board of directors, the committees of the board of directors, the chairs of the committees, individual directors and management; and

•	developing and implementing our corporate governance guidelines.

In identifying new candidates for our board of directors, the nominating and corporate governance committee considers what competencies and skills our board of directors, as a whole, should possess and assess what competencies and skills each existing director possesses, considering our board of directors as a group, and the personality and other qualities of each director, as these may ultimately determine the boardroom dynamic.

It is the responsibility of the nominating and corporate governance committee to regularly evaluate the overall efficiency of our board of directors and our chairman and all board committees and their chairs. As part of its mandate, the nominating and corporate governance committee conducts the process for the assessment of our board of directors, each committee and each director regarding his, her or its effectiveness and contribution, and report evaluation results to our board of directors on a regular basis..

Operations and Capital Committee

Our operations and capital committee is comprised of Greg Turnbull and Bryan Pinney, and is chaired by Zachary George. Our board of directors has established a written charter setting forth the purpose, composition, authority and responsibility of the operations and capital committee which the operations and capital committee will review annually. The operations and capital committee’s purpose is to assist the board in its oversight of the Company’s financial strategy and capital structure. The principal responsibilities and duties of the operations and capital committee include:

•	optimizing the Company’s debt to equity ratio and assessing current, and future, requirements for additional capital;
•	approving the Company’s negotiations with current and future secured lenders, unsecured lenders and other creditors and other financial advisors, including investment banks;
•	reviewing the Company’s financial efficiencies including ongoing review of its cost structure and cost controls; and
•	reviewing and, if appropriate, recommending to the board of directors the adoption or implementation of any of its recommendations.

Our operations and capital committee will also have the authority in its sole discretion and at our expense, to retain persons having special expertise and/or obtain independent professional advice to assist in fulfilling its responsibilities.

Mergers and Acquisitions Committee

Our mergers and acquisitions committee is comprised of Greg Mills and Zachary George, and is chaired by Edward Hellard. Our board of directors has established a written charter setting forth the purpose, composition, authority and responsibility of the mergers and acquisitions committee which the mergers and acquisitions committee will review annually. The mergers and acquisitions committee’s purpose is to assist the board in its oversight of the Company’s strategy regarding mergers, acquisitions, investments and dispositions. The principal responsibilities and duties of the mergers and acquisition committee include:

•

approving the Company’s proposed mergers, acquisitions, investments and dispositions of material assets or a material portion of any business (a “Material Transaction”), including assessing risks to the Company in connection with Material Transactions, and approving and/or making recommendations to the board to approve Material Transactions, as appropriate;

•	assisting the Company with post-closing analysis of Material Transactions; and
•	reviewing and, if appropriate, making recommendations to the board regarding the adoption or implementation of any of its recommendations.

Our mergers and acquisitions committee also has the authority in its sole discretion and at our expense, to retain persons having special expertise and/or obtain independent professional advice to assist in fulfilling its responsibilities.

D.	Employees.

As of December 31, 2019, we employed 1,064 total employees, 868 of whom were full-time employees and 15 were engaged contractors located in Canada, comprised of 747 employees in facility operations and logistics roles, 93 employees in general, administrative and support roles, 28 employees in sales and marketing roles, and 196 employees located in the United Kingdom and employed by Bridge Farm. In 2020, the Company undertook headcount reductions as part of its business optimization initiatives.

We consider relations with our employees to be good and have never experienced a work stoppage. None of our employees are represented by a labor union or subject to a collective bargaining agreement.

E.	Share ownership.

See “Item 7A Major Shareholders and Related Party Transactions—Major Shareholders".

See “Item 6B Compensation” for information regarding option-based awards.

Item 7. Major Shareholders and Related Party Transactions

A.	Major shareholders.

The following table sets forth information relating to the beneficial ownership of our shares as of March 25, 2020, by:

•each person, or group of affiliated persons, known by us to beneficially own more than 5% of our outstanding shares;

•each of our current directors;

•each of our current executive officers; and

•all the foregoing directors and executive officers as a group.

Beneficial ownership is determined in accordance with SEC rules. The information is not necessarily indicative of beneficial ownership for any other purpose. In general, under these rules a beneficial owner of a security includes any person who, directly or indirectly, through any contract, arrangement, understanding, relationship or otherwise has or shares voting power or investment power with respect to such security. In addition, the rules include common shares issuable pursuant to the exercise of stock options, warrants or other convertible securities that are either immediately exercisable or exercisable on or before May 24, 2020, which is 60 days after March 25, 2020. These shares are deemed to be outstanding and beneficially owned by the person holding those options, warrants or other convertible securities for the purpose of computing the percentage ownership of that person, but they are not treated as outstanding for the purpose of computing the percentage ownership of any other person, except with respect to the percentage ownership of all directors and executive officers as a group. The information contained in the following table is not necessarily indicative of beneficial ownership for any other purpose, and the inclusion of any shares in the table does not constitute an admission of beneficial ownership of those shares. Unless otherwise indicated, the persons or entities identified in this table have sole voting and investment power with respect to all shares shown as beneficially owned by them, subject to applicable community property laws.

The percentage of common shares beneficially owned is based on 107,351,145 common shares outstanding as of March 25, 2020. The number and percentage of common shares beneficially owned do not include common shares that may be purchased pursuant to the directed share program. The address for each of our directors and executive officers listed below is c/o Sundial Growers Inc., #200, 919 – 11 Avenue SW, Calgary, Alberta, Canada T2R 1P3.

Common Shares Beneficially Owned
Name of beneficial owner	Number	Percent
5% Shareholders(1)
ETF Managers Group LLC(2)	5,394,795	5.03%

Directors and Executive Officers
Zachary George	*	*
James Keough	*	*
Andrew Stordeur	*	*
Ryan Hellard(3)	1,094,560	1.02%
Charlotte Collett	*	*
Louise Motala	*	*
Greg Mills	*	*
Edward Hellard(4)	25,213,332	23.49%
Gregory Turnbull(5)	*	*
Elizabeth Cannon	*	*
Bryan Pinney	—	—
All current directors and executive officers as a group(6)	29,913,126	27.86%

*Represents beneficial ownership of less than one percent.

(1)Certain of our directors and executive officers are also 5% shareholders, as disclosed in the above table. No 5% shareholder has voting rights different from those of other shareholders.

(2)As reported on Schedule 13G filed by ETF Managers Group LLC on February 27, 2020, ETF Managers Group LLC beneficially owned 5,394,795 shares.

(3)On a fully-diluted basis (as defined below), Mr. Ryan Hellard beneficially holds common shares representing 0.84% of the total voting power of our common shares.

(4)Includes: (i) 800,000 shares purchased from Shelley Unser on October 31, 2017; (ii) 800,000 shares purchased from Shelley Unser on March 31, 2018; (iii) 5,600,000 shares purchased from Stanley Swiatek, in three transactions: 2,400,000 shares on October 31, 2017, 800,000 shares on January 5, 2018 and 2,400,000 shares on March 31, 2018; (iv) 7,149,035 shares issued in 2018 in connection with the Investment and Royalty Agreement; (v) 50,963 shares issued in July 2019 in consideration for advancing the remaining funds available to be advanced under the Investment and Royalty Agreement; and (vi) 3,680,000 shares and 480,000 share purchase warrants (each exercisable for one common share at an exercise price of $15.94 for a period of three years from the date of issue) issued in connection with the termination of the Investment and Royalty Agreement. See the section entitled “Results of Operations—Liquidity and Capital Resources—Other Significant Transactions—Investment and Royalty Agreement” in the “Management’s Discussion and Analysis of Financial Condition and Results of Operations” attached to this Annual Report as Exhibit 15.1. In July 2019, Mr. Hellard transferred all of his Convertible Notes to his spouse and to Mr. Ryan Hellard and, therefore, no longer beneficially owns any Convertible Notes, or shares issuable on conversion of such notes. See the section entitled “Selected Annual Information—Debt—Convertible Notes” in the “Management’s Discussion and Analysis of Financial Condition and Results of Operations” attached to this Annual Report as Exhibit 15.1. On a fully-diluted basis (as defined below), Mr. Edward Hellard beneficially holds common shares representing 19.37% of the total voting power of our common shares.

(5)Includes shares held in trust by GMP Securities LP for Mr. Turnbull.

(6) Fully-diluted basis for purposes of this table means total number of shares outstanding as of December 31, 2019 as adjusted to include all issued and outstanding common shares and common shares issuable pursuant to outstanding warrants and share based compensation awards.

As of March 25, 2020, we had 1,130 record holders of our common shares, with 1,079 record holders in Canada, representing 95.49% of our outstanding common shares, 41 record holders in the United States, representing 3.63% of our outstanding common shares and ten record holders in other foreign jurisdictions, representing 0.88% of our outstanding common shares.

B.	Related party transactions.

In addition to the compensation arrangements discussed under “Executive Compensation”, the following is a description of the material terms of those transactions with related parties to which we are party and which we are required to disclose pursuant to the disclosure rules of the SEC.

Agreements with Directors and Officers

Indemnity Agreements

We have entered into indemnity agreements with each of our directors and officers undertaking to indemnify each of them to the fullest extent permitted by law from and against all liabilities, costs, charges and expenses incurred as a result of actions in the exercise of their duties as a director or officer.

Please see “Item 6B Compensation” for information regarding details on employment agreements and agreements with directors.

Registration Rights Agreement

Upon completion of the IPO, we entered into a registration rights agreement (the “Registration Rights Agreement”), with Edward Hellard (the “Principal Shareholder”), pursuant to which the Principal Shareholder was granted certain registration rights. We provided the Principal Shareholder with the right to require the Company to use reasonable commercial efforts to file one or more prospectuses or registration statements with applicable securities regulatory authorities qualifying common shares held by the Principal Shareholder or certain permitted affiliates (a “Demand Distribution”). The Principal Shareholder is entitled to request not more than three Demand Distributions per calendar year, and each Demand Distribution must be comprised of such number of common shares that would reasonably be expected to result in gross proceeds of at least $25 million. The Company may also distribute common shares in connection with a Demand Distribution provided that if the Demand Distribution involves an underwriting and the lead underwriter reasonably determines that the aggregate number of common shares to be included in such Demand Distribution should be limited for certain prescribed reasons, the common shares to be included in the Demand Distribution will be first allocated to the Principal Shareholder and certain permitted affiliates. In addition, the Registration Rights Agreement provides the Principal Shareholder with the right (the “Piggy-Back Registration Right”), to require the Company to include common shares held by the Principal Shareholder and/or certain permitted affiliates in any future offerings undertaken by the Company by way of prospectus or registration statement that it may file with applicable securities regulatory authorities, a (“Piggy-Back Distribution”). The Company is required to use reasonable commercial efforts to cause to be included in the Piggy-Back Distribution all of the common shares that the Principal Shareholder requests to be sold, provided that if the Piggy-Back Distribution involves an underwriting and the lead underwriter reasonably determines that the aggregate number of common shares to be included in such Piggy-Back Distribution should be limited for certain prescribed reasons, the common shares to be included in the Piggy-Back Distribution will be first allocated to the Company.

The registration rights described above expires at such time that the Principal Shareholder holds less than 10% of the outstanding common shares. All expenses in respect of a Demand Distribution and a Piggy-Back Distribution will be borne by the Company, except that any underwriting fee on the sale of any common shares by the Principal Shareholder or certain permitted affiliates will be borne by the Principal Shareholder.

As a result of the transfer undertaking in respect of common shares that was adopted following the completion of our IPO pursuant to a plan of arrangement, the demand and Piggy-Back Registration Rights granted pursuant to the Registration Rights Agreement are limited by the restrictions on transfer imposed by the transfer undertaking, unless a waiver of the transfer undertaking is obtained.

Equity Awards

We describe our equity awards under “Item 6B Compensation— Long-Term Equity Incentives”.

Interest of Management and Others in Material Transactions

On January 15, 2018, we entered into a credit agreement with 2082033 Alberta Ltd., controlled by our Executive Chairman, and subsequently amended and restated this agreement on August 16, 2018, as the Investment and Royalty Agreement. In the fiscal year ended December 31, 2018, a total of $10.9 million had been invested under the Investment and Royalty Agreement in consideration for the issuance of 7,149,035 of our common shares to our Executive Chairman. In July 2019, we issued an additional 50,963 shares to our Executive Chairman in consideration for advancing the remaining funds available to be advanced under the Investment and Royalty Agreement. In addition, in July 2019, we and our Executive Chairman agreed to terminate the Investment and Royalty Agreement for aggregate consideration of 3,680,000 common shares, 480,000 share purchase warrants (each exercisable for one common share at an exercise price of $15.94 for a period of three years from the date of issue) and a cash payment of $9.5 million. Upon completion of our IPO, the purchase was completed resulting in a loss on a financial obligation of $59.6 million based on our IPO price of US$13.00 per share. The cash payment of $9.5 million was made on September 19, 2019. See the section titled “Other Significant Transactions – Investment and Royalty Agreement” in “Management’s Discussion and Analysis of Financial Condition and Results of Operations” attached to this Annual Report as Exhibit 15.1.

Additionally, in the fiscal year ended December 31, 2018, we entered into an agreement with 2119694 Alberta Inc., a company controlled by Stanley Swiatek, who resigned as director in connection with the execution of the agreement, to repurchase a total of 9,815,701 common shares, at a weighted average price of $1.69 per common share, for total consideration of $16.5 million, $6.9 million of which was paid by granting an unsecured, subordinated promissory note accruing interest at a rate of 1% per month until repayment. As at March 31, 2019, $14,000 in interest had been accrued on the promissory note, and a balance, including accrued interest, of $6.9 million remained outstanding. The full balance outstanding was repaid in June 2019. See the section titled “Debt—Promissory Note” in “Management’s Discussion and Analysis of Financial Condition and Results of Operations attached to this Annual Report as Exhibit 15.1.

We had entered into a professional services agreement, dated May 8, 2017, with AppColony Inc., a company controlled by our former Executive Chairman and in which our Chief Marketing and Product Officer is a shareholder, for marketing, brand research, development and promotional services. The agreement provided for an initial term of two years, with specific services to be performed and amounts to be charged in respect of such services to be agreed between the parties from time to time pursuant to one or more statements of work. The initial term of this agreement had expired and on July 8, 2019, we have entered into a new professional services agreement with AppColony Inc. for certain information technology project and development services to be agreed between the parties from time to time pursuant to one or more statements of work, for a total monthly retainer of $0.3 million. The term of this agreement is two years. We paid AppColony Inc. $3.1 million during the year ended December 31, 2019, and owed a balance of $0.3 million at December 31, 2019 for services related to this agreement. In the fiscal year ended December 31, 2018, we also paid $2.3 million to AppColony Inc., and owed a balance of $0.3 million relating to services under this agreement as of December 31, 2018.

In the fiscal year ended December 31, 2018, we paid $0.2 million for research and development services and for access and license of certain strains of cannabis for research purposes, with a balance of $19,031 owing as at December 31, 2018, to PlantBiosis Ltd. and Inplanta Biotechnology Inc., in both of which one of our non-executive employees, Dr. Igor Kovalchuk, maintains influence. During the year ended December 31, 2019, we paid these companies $334,476 and owed $19,031 balance for their services.

In the fiscal year ended December 31, 2018, two of our directors, Lee Tamkee and Gregory Turnbull (through G.B.T. Holdings Ltd.), three of our executive officers, Edward Hellard, Geoff Thompson (through Boardwalk Management Consulting Ltd.) and Andrew Stordeur, as well as one of our non-executive employees, Kristine Dow, subscribed to our offering of Convertible Notes, in the aggregate amount of $7.0 million, representing approximately 24% of the proceeds of the offering, and received $137,870 in interest thereon, as well as commissions totaling $318,440, during the same period. See the section titled “Debt—Convertible Notes” in “Management’s Discussion and Analysis of Financial Condition and Results of Operations” attached to this Annual Report as Exhibit 15.1. All of the foregoing individuals or entities (or their transferees) participated in lockup agreements and, as a result, received additional fractional warrants.

On April 1, 2019, we entered into an employment agreement with our former Vice President, Processing, in connection with which we have also agreed to purchase certain equipment for THC and CBD extraction from the employee in consideration for $900,000 payable, at the employee’s option, in monthly installments of $100,000 beginning with July 2019, or in our shares, at a price per share equivalent to 90% of the fair market value of one share following the closing of the IPO.

In May 2019, one of our directors, Greg Mills, subscribed to our offering of Senior Convertible Notes, in the aggregate amount of $100,000 of the total $92.3 million raised in the offering. See the section titled “Debt—Senior Convertible Notes” in  “Management’s Discussion and Analysis of Financial Condition and Results of Operations attached to this Annual Report as Exhibit 15.1.

We lease the land on which Bridge Farm’s Homestead Facility and Horseshoe Facility are located from an entity owned by family members of our former Chief Operating Officer—Europe, at an annual rent of £132,000 and £468,000, respectively. See “Item 4D Property, plant and equipment—Bridge Farm Facilities”.

Except as set out above or described elsewhere in this Annual Report, there are no material interests, direct or indirect, of any of our directors or executive officers, any shareholder that beneficially owns, or controls or directs (directly or indirectly), more than 10% of any class or series of our outstanding voting securities, or any associate or affiliate of any of the foregoing persons, in any transaction within the preceding three fiscal years that has materially affected or is reasonably expected to materially affect us or any of our subsidiaries.

Indebtedness of Directors, Executive Officers and Employees

Except as set out below or described elsewhere in this Annual Report, as of the date of this Annual Report, none of our directors, executive officers, employees, former directors, former executive officers or former employees or any of our subsidiaries, and none of their respective associates, is indebted to us or any of our subsidiaries or another entity whose indebtedness is the subject of a guarantee, support agreement, letter of credit or other similar agreement or understanding provided by us or any of our subsidiaries, except, as the case may be, for routine indebtedness as defined under applicable securities legislation.

Aggregate Indebtedness

(in thousands)
Purpose	To us or our Subsidiaries	To Another Entity
Share purchases	—	—
Other	$800	—

We have entered into separate shareholder loan agreements to advance funds to our non-executive employees, Frank Luke Fallwell and Gregg Wigeland. These loans bear interest ranging from 0.0% to 1.5% per annum and are secured by the employees’ holdings of shares or warrants, as applicable, in the Company. They are repayable in full upon the employees’ departure, a change of control of the Company, sale of the Company or conclusion of the applicable term of the loan (which ranges from on demand to three years). As at December 31, 2019, $200,000 had been advanced under these loan agreements. We have also entered into a loan agreement to advance funds to a non-executive employee, Jamie Cox. The loan of $90,000 to Jamie Cox had been repaid in the first quarter of 2019.

Overall, as at December 31, 2019, we were owed $0.2 million from related parties and owed $1.0 million to related parties, including employees, directors and corporations related to these individuals.

Indebtedness of Directors and Executive Officers under Securities Purchase and Other Programs

We had entered into shareholder loan agreements with our Former Chief Executive Officer, Torsten Kuenzlen, on February 15, 2018 and with our President and Chief Operating Officer, Andrew Stordeur, on April 6, 2018. Mr. Stordeur was entitled to a loan facility of up to $510,000 and Mr. Kuenzlen was entitled to a loan facility of up to $200,000 per year. Each of the loans bore interest at a rate of 2.5% per annum and was secured against the borrowers’ shareholdings in the Company. The loans were repayable in full upon the officers’ departure, a change of control of the Company or sale of the Company. $245,000 had been advanced to Mr. Stordeur, and $400,000 has been advanced to Mr. Kuenzlen. Prior to June 30, 2019, these loans were settled in full and were no longer outstanding.

For a description of certain other related party transactions, see note 20 to our audited consolidated financial statements for the fiscal periods ended December 31, 2019 and 2018.

Directed Share Program

As part of our IPO completed in August, 2019, the underwriters had reserved for sale, at the public offering price, up to 5% of our common shares being offered in the offering to certain individuals, including certain of our officers, directors and employees, as part of a directed share program. Certain of our officers, directors and employees participated in this program and acquired shares thereunder.

C.	Interests of experts and counsel.

Not applicable.

Item 8. Financial Information

A.	Consolidated Statements and Other Financial Information.

The Company’s Annual Financial Statements are included beginning on page F-1 of this Annual Report.

Legal Proceedings

Securities Class Actions

The Company and certain of our current and former officers and directors, as well as the underwriters of our IPO, were named as defendants in several putative shareholder class action lawsuits filed between September 9, 2019 and November 1, 2019. The cases have been consolidated in two separate actions depending on the court in which they were first filed, one in the Supreme Court of New York, New York County, captioned In re Sundial Growers Inc. Securities Litigation Index No. 655178/2019, and the other in the United States District Court for the Southern District of New York, captioned In re Sundial Growers Inc. Securities Litigation, Master Case No. 1:19-cv-08913-ALC.

The complaints in each of the two consolidated actions asserts claims under Sections 11, 12(a)(2), and 15 of the Securities Act of 1933. They generally allege that the Company made material misstatements and omissions in the prospectus and registration statement in connection with the Company’s IPO. In this regard, the complaints allege that the offering documents did not disclose systemic quality control issues at the Company and the return or rejection of cannabis and termination of the supply agreement by one of the Company’s customers.

We can provide no assurance as to the outcome of these proceedings or any other litigation matter in which we are a party. In particular, securities class action lawsuits are typically costly to defend, and divert the attention of management and other resources from operations and, accordingly, even if resolved in our favor, could have a material adverse effect on our business, financial condition, results of operations and liquidity and may force us to reduce or cease operations or seek relief under the applicable bankruptcy or insolvency laws.

LP Supply Agreements

We have several supply agreements or arrangements with other licensed cannabis producers (“LP Supply Agreements”), a certain number of which provide obligations for us to deliver bulk cannabis for resale by such other producer under its own brand.

We have entered into a settlement agreement with another licensed cannabis producer in connection with our non-delivery of cannabis under an LP Supply Agreement. Under this settlement agreement, we have agreed to pay penalties in the amount of $1.7 million on or prior to December 31, 2019, for which we have recorded a reserve, and, upon the payment of such penalties, our obligations under such LP Supply Agreement will be terminated.

Although we do not have a supply agreement with the province of Quebec, we do have a licence to sell cannabis to licensed producers, including those based in Quebec. We have received notice of a legal proceeding commenced against us in the province of Quebec by another licensed cannabis producer, which is based in Quebec, alleging breach of an LP Supply Agreement and have filed a statement of defence. We have recorded a reserve in the amount of $1.5 million in respect of this matter.

Other Proceedings

Our former Vice President, Processing, has sued us for $630,000 in respect of unpaid consideration for certain equipment we have purchased from him, unpaid wages and wrongful termination. We believe we have meritorious defenses to this claim and intend to vigorously defend it, but we can provide no assurance as to the outcome of this proceeding. We have recorded a reserve in the amount of $300,000 in respect of this matter.

Potential Litigation Proceedings

From time to time, we may become involved in legal proceedings arising in the ordinary course of our business. Such proceedings, certain of which have been threatened against us, could include commercial litigation related to breach of contract claims brought by our customers, suppliers and contractors, as well as litigation related to termination of certain of our employees. Furthermore, in addition to the securities class actions described above, we have also received threats of litigation from certain holders of our Senior Convertible Notes. The outcome of any litigation is inherently uncertain.

Although we believe we have meritorious defenses against all currently threatened proceedings and intend to vigorously defend all claims if they are brought, unfavorable rulings, judgments or settlement terms could have a material adverse impact on our business and results of operations.

Dividend Policy

We have never paid dividends on our common shares. We currently intend to retain all available funds and any future earnings to support operations and to finance the growth and development of our business. As such, we do not intend to declare or pay cash dividends on our common shares in the foreseeable future. Any future determination to pay dividends will be made at the discretion of our board of directors subject to applicable laws and will depend upon, among other factors, our earnings, operating results, financial condition and current and anticipated cash needs. Our future ability to pay cash dividends on our common shares may be limited by the terms of any then-outstanding debt or preferred securities.

B.	Significant Changes.

Changes to executive team and board of directors

In January, 2020, Sundial announced the following changes to its executive team and board of directors;

•	Zach George, a recently appointed member of Sundial’s board of directors, was appointed as Chief Executive Officer;
•	Andrew Stordeur, formerly President of Sundial's Canadian operations was appointed as President and Chief Operating Officer;
•	Edward Hellard stepped down as Executive Chairman, but remains on the board of directors, and as chair of the Mergers and Acquisitions Committee;
•	Torsten Kuenzlen, Sundial’s former Chief Executive Officer, resigned and stepped down from the board of directors; and
•	Brian Harriman, Sundial's former Chief Operating Officer, left the Company.

Operational updates

In February 2020, Health Canada issued the Company a licence to sell dried and fresh cannabis from its Olds facility. This licence enables the Company to increase production capacity for sales of branded products to provincial boards by leveraging the processing capabilities of both its Olds and Rocky View facilities. The Company also commenced oil extraction operations at its Olds facility in the first quarter of 2020.

Sales and marketing updates

In the first quarter of 2020, the Company began making sales of cannabis through its medical platform to a limited customer base.

Item 9. The Offer and Listing.

A.	Offer and listing details.

Not applicable.

B.	Plan of distribution.

Not applicable.

C.	Markets.

The Company’s common shares were listed on the Nasdaq in the United States for trading in U.S. dollars since August 1, 2019 under the symbol “SNDL”.

D.	Selling shareholders

Not applicable.

E.	Dilution.

Not applicable.

F.	Expenses of the issue.

Not applicable.

Item 10. Additional Information.

A.	Share capital.

Not applicable.

B.	Memorandum and articles of association.

Reference is made to the section entitled “Description of Share Capital—Other Important Provisions of our Amended Articles of Incorporation, By-Laws and the ABCA” and “Description of Share Capital—Comparison of Alberta Corporate Law and Our Articles of Incorporation and Delaware Corporate Law” in the Company’s prospectus, filed with the SEC on July 31, 2019.

C.	Material contracts.

We have not entered into any material contracts outside the ordinary course of business other than as described elsewhere in this Annual Report or exhibits hereto.

D.	Exchange controls.

There is no limitation imposed by Canadian law or by our amended articles of incorporation on the right of a non-resident to hold or vote our common shares, other than discussed below.

Competition Act

Limitations on the ability to acquire and hold our common shares may be imposed by the Competition Act (Canada). This legislation permits the Commissioner of Competition (the “Commissioner”), to review any acquisition or establishment, directly or indirectly, including through the acquisition of shares, of control over or of a significant interest in us. This legislation grants the Commissioner jurisdiction, for up to one year after the acquisition has been substantially completed, to challenge this type of acquisition by seeking a remedial order, including an order to prohibit the acquisition or require divestitures, from the Canadian Competition Tribunal, which may be granted where the Competition Tribunal finds that the acquisition substantially prevents or lessens, or is likely to substantially prevent or lessen, competition.

This legislation would also require any person or persons who intend to acquire more than 20% of our voting shares or, if such person or persons already own more than 20% of our voting shares prior to the acquisition, more than 50% of our voting shares, to file a notification with the Canadian Competition Bureau if certain financial thresholds are exceeded. These financial thresholds would be exceeded if: (i) we have assets in Canada or revenues in or from Canada generated from those assets of $96 million or more (this threshold is adjusted annually); and (ii) we and the potential acquirer together have assets in Canada or revenues from sales in, from or into Canada of $400 million or more. Where a notification is required, unless an exemption is available, the legislation prohibits completion of the acquisition until the expiration of the applicable statutory waiting period, unless the Commissioner either waives or terminates such waiting period or issues an advance ruling certificate. The Commissioner’s review of a notifiable transaction for substantive competition law considerations may take longer than the statutory waiting period.

Investment Canada Act

The Investment Canada Act requires each “non-Canadian” (as defined in the Investment Canada Act) who acquires “control” of an existing “Canadian business”, to file a notification in prescribed form with the responsible federal government department or departments not later than 30 days after closing, provided the acquisition of control is not a reviewable transaction under the Investment Canada Act. Subject to certain exemptions, a transaction that is reviewable under the Investment Canada Act may not be implemented until an application for review has been filed and the responsible minister of the federal cabinet has determined that the investment is likely to be of “net benefit to Canada” taking into account certain factors set out in the Investment Canada Act. Under the Investment Canada Act, an investment in our common shares by a non-Canadian would be reviewable only if it were an investment to acquire control of us pursuant to the Investment Canada Act and our enterprise value was equal to or greater than $1.568 billion for “trade agreement investors” (which include United States or EU investors, among certain others) and $1.045 billion for other investors from World Trade Organization (“WTO”), member countries. Lower financial thresholds apply to state-owned or influenced enterprises and non-WTO investors. These thresholds are adjusted annually.

Under the national security review regime in the Investment Canada Act, review on a discretionary basis may also be undertaken by the federal government in respect to a much broader range of investments by a non-Canadian to “acquire, in whole or part, or to establish an entity carrying on all or any part of its operations in Canada.” No financial threshold applies to a national security review. The relevant test is whether such investment by a non-Canadian could be “injurious to national security.” The responsible ministers have broad discretion to determine whether an investor is a non-Canadian and therefore subject to national security review. Review on national security grounds is at the discretion of the responsible ministers, and may occur on a pre- or post-closing basis.

Other

There is no law, governmental decree or regulation in Canada that restricts the export or import of capital, or which would affect the remittance of dividends or other payments by us to non-resident holders of our common shares, other than withholding tax requirements.

E.	Taxation.

Certain U.S. Federal Income Tax Considerations for U.S. Persons

The following is a general discussion of the principal U.S. federal income tax consequences of the acquisition, ownership and disposition of our common shares that are generally applicable to a U.S. Holder, as defined below. This summary assumes that the common shares are held as capital assets (generally, property held for investment), within the meaning of the U.S. Internal Revenue Code of 1986, as amended (the “Code”), in the hands of a U.S. Holder at all relevant times. This discussion is based on the Code, final, temporary and proposed Treasury regulations thereunder (the “Treasury Regulations”) pertinent judicial decisions, interpretive rulings of the U.S. Internal Revenue Service (the “IRS”), and such other authorities as we have considered relevant. Future legislative, judicial, or administrative modifications, revocations, or interpretations, which may or may not be retroactive, may result in U.S. federal income tax consequences significantly different from those discussed herein. This discussion is not binding on the IRS. No ruling has been or will be sought or obtained from the IRS with respect to any of the U.S. federal tax consequences discussed herein. There can be no assurance that the IRS will not challenge any of the conclusions described herein or that a U.S. court will not sustain such a challenge.

This discussion does not address the U.S. federal income tax consequences to U.S. Holders subject to special rules, including U.S. Holders that (i) are banks, financial institutions, or insurance companies, (ii) are regulated investment companies or real estate investment trusts, (iii) are brokers, dealers, or traders in securities or currencies, (iv) are tax-exempt organizations, (v) are governments or agencies or instrumentalities thereof, (vi) elect to mark their securities to market, (vii) hold the common shares as part of hedges, straddles, constructive sales, conversion transactions, or other integrated investments, (ix) acquire the common shares as compensation for services or through the exercise or cancellation of employee stock options or warrants, (x) have a functional currency other than the U.S. dollar, (xi) own or have owned directly, indirectly, or constructively, shares of the Company representing 10% or more of the voting power or value of the Company, or (xii) are subject to the alternative minimum tax.

In addition, this discussion does not address tax considerations relevant to U.S. Holders under any non-U.S., state or local tax laws, the Medicare tax on net investment income, U.S. federal estate, gift tax, or other non-income tax, or the alternative minimum tax. Each U.S. Holder is urged to consult its tax advisors regarding the U.S. federal, state, local, and non-U.S. income and other tax considerations of an investment in the common shares.

As used herein, “U.S. Holder” means a beneficial owner of common shares that is (i) an individual who is a citizen or resident of the United States for U.S. federal income tax purposes, (ii) a corporation (or other entity taxable as a corporation for U.S. federal tax purposes) created or organized under the laws of the United States, any state thereof, or the District of Columbia, (iii) an estate the income of which is subject to U.S. federal income tax regardless of its source, or (iv) a trust that (a) is subject to the primary supervision of a court within the United States and for which one or more U.S. persons have authority to control all substantial decisions or (b) has a valid election in effect under applicable Treasury Regulations to be treated as a U.S. person.

If a pass-through entity, including a partnership or other entity taxable as a partnership for U.S. federal income tax purposes, holds common shares, the U.S. federal income tax treatment of an owner or partner generally will depend on the status of such owner or partner and on the activities of the pass-through entity. A U.S. person that is an owner or partner of a pass-through entity holding the common shares is urged to consult its own tax advisor.

Distributions on the Common Shares

Subject to the PFIC rules discussed below, the gross amount of any distribution paid by the Company will generally be subject to U.S. federal income tax as foreign source dividend income to the extent paid out of the Company’s current or accumulated earnings and profits, as determined under U.S. federal income tax principles. Such amount will be includable in gross income by a U.S. Holder as ordinary income on the date that such U.S. Holder actually or constructively receives the distribution in accordance with such holder’s regular method of accounting for U.S. federal income tax purposes. The amount of any distribution made by the Company in property other than cash will be the fair market value (determined in U.S. dollars) of such property on the date of the distribution. Because the Company does not intend to calculate its earnings and profits on the basis of U.S. federal income tax principles, any distribution paid will generally be treated as a dividend for U.S. federal income tax purposes. Dividends paid by the Company will not be eligible for the dividends received deduction allowed to corporations.

To the extent that a distribution exceeds the amount of the Company’s current and accumulated earnings and profits, as determined under U.S. federal income tax principles, such distribution will be treated first as a tax-free return of capital, causing a reduction in a U.S. Holder’s adjusted basis in the common shares held by such U.S. Holder (thereby increasing the amount of gain, or decreasing the amount of loss, to be recognized by such U.S. Holder upon a subsequent disposition of the common shares), with any amount that exceeds such U.S. Holder’s adjusted basis being taxed as a capital gain recognized on a sale or exchange (as discussed below).

So long as the common shares are listed on the Nasdaq or the Company is eligible for benefits under the Income Tax Convention between the U.S. and Canada, dividends a U.S. Holder receives from the Company will be “qualified dividend income” if certain holding period and other requirements (including a requirement that the Company is not a PFIC in the year of the dividend or the immediately preceding year) are met. Qualified dividend income of an individual or other non-corporate U.S. Holder is subject to a reduced maximum U.S. federal income tax rate. However, if the Company is a PFIC in the year of the dividend or was a PFIC in the immediately preceding year, distributions on the common shares will not constitute “qualified dividend income” eligible for the preferential tax rates described above.

Subject to certain limitations, Canadian tax withheld with respect to distributions made on the common shares may be treated as foreign taxes eligible for credit against a U.S. Holder’s U.S. federal income tax liability. Alternatively, a U.S. Holder may, subject to applicable limitations, elect to deduct the otherwise creditable Canadian withholding taxes for U.S. federal income tax purposes. The rules governing the foreign tax credit are complex and involve the application of rules that depend upon a U.S. Holder’s particular circumstances. Accordingly, a U.S. Holder is urged to consult its tax advisor regarding the availability of the foreign tax credit under its particular circumstances.

Sale, Exchange or Other Taxable Disposition of the Common Shares

Subject to the PFIC rules discussed below, a U.S. Holder generally will recognize gain or loss upon the taxable sale, exchange or other disposition of the common shares in an amount equal to the difference between (i) the U.S. dollar value of the amount realized upon the sale, exchange or other taxable disposition and (ii) such U.S. Holder’s adjusted tax basis in the common shares. A U.S. Holder’s adjusted tax basis in such common shares will generally be its U.S. dollar cost. Generally, such gain or loss will be capital gain or loss and will be long-term capital gain or loss if, on the date of the sale, exchange or other taxable disposition, such U.S. Holder has held the common shares for more than one year. If such U.S. Holder is an individual or other non-corporate U.S. Holder, long-term capital gains will be subject to a reduced maximum U.S. federal income tax rate. The deductibility of capital losses is subject to limitations under the Code. Gain or loss, if any, that a U.S. Holder realizes upon a sale, exchange or other taxable disposition of the common shares generally will be treated as having a U.S. source for U.S. foreign tax credit limitation purposes.

PFIC Rules

A non-U.S. corporation, such as the Company, will be classified as a PFIC for U.S. federal income tax purposes for a taxable year, if either (a) 75% or more of the gross income of the Company consists of certain types of passive income (which we refer to as the “income test”) or (b) 50% or more of the value of the Company’s assets either produce passive income or are held for the production of passive income. The value of the Company’s assets for this purpose is expected to be based, in part, on the quarterly average of the fair market value of such assets (which we refer to as the “asset test”). “Gross income” generally includes all sales revenues less the cost of goods sold. “Passive income” generally includes, for example, dividends, interest, certain rents and royalties, certain gains from the sale of stock and securities, and certain gains from commodities transactions, but does not include active business gains arising from the sale of certain commodities.

For purposes of the PFIC income test and asset test described above, if the Company owns, directly or indirectly, 25% or more of the total value of the outstanding shares of another corporation, the Company will be treated as if it (a) held a proportionate share of the assets of such other corporation and (b) received directly a proportionate share of the income of such other corporation. In addition, for purposes of the PFIC income test and asset test described above, and assuming certain other requirements are met, “passive income” does not include certain interest, dividends, rents, or royalties that are received or accrued by the Company from certain “related persons” (as defined in the Code), to the extent such items are properly allocable to the income of such related person that is not passive income.

Based on the projected composition of the Company’s assets and income, the Company does not believe that it was a PFIC for the taxable year ending December 31, 2019, and the Company does not anticipate becoming a PFIC for the current taxable year. Although the Company does not anticipate becoming a PFIC, because the value of the Company’s assets for purposes of the PFIC asset test generally should be determined by reference to the market price of the shares, it is possible that fluctuations in the market price of the shares may cause the Company to become a PFIC for the current or any subsequent taxable year. The determination of whether the Company will become a PFIC will also depend, in part, on the composition of its income and assets, which will be affected by how, and how quickly, the Company uses its liquid assets and cash raised in any offerings. Whether the Company is a PFIC is a factual determination and the Company must make a separate determination each taxable year as to whether it is a PFIC (after the close of each taxable year). Accordingly, the Company cannot assure holders that it will not be a PFIC during the current or any future taxable year. If the Company is classified as a PFIC for any taxable year during which a U.S. Holder holds shares, the Company will continue to be treated as a PFIC, unless the U.S. Holder makes certain elections, for all succeeding years, even if the Company ceases to qualify as a PFIC under the rules set forth above.

If the Company is considered a PFIC at any time that a U.S. Holder holds common shares, any gain recognized by the U.S. Holder on a sale or other disposition of the common shares, as well as the amount of any “excess distribution” (defined below) received by the U.S. Holder, would be allocated ratably over the U.S. Holder’s holding period for the common shares. The amounts allocated to the taxable year of the sale or other disposition (or the taxable year of receipt, in the case of an excess distribution) and to any year before the Company became a PFIC would be taxed as ordinary income. The amount allocated to each other taxable year would be subject to tax at the highest rate in effect for individuals or corporations, as appropriate, for that taxable year, and an interest charge would be imposed. For the purposes of these rules, an excess distribution is the amount by which any distribution received by a U.S. Holder on common shares exceeds 125% of the average of the annual distributions on the common shares received during the preceding three years or the U.S. Holder’s holding period, whichever is shorter. Certain elections may be available that would result in alternative treatments (such as mark-to-market treatment or a “qualified electing fund” election) of the common shares if the Company is considered a PFIC. However, the Company does not intend to provide information necessary for U.S. Holders to make qualified electing fund elections which, if available, would result in tax treatment different from the general tax treatment for PFICs described above.

If a U.S. Holder holds common shares during any taxable year that the Company is a PFIC, such holder must file an annual report with the IRS, subject to certain exceptions based on the value of the common shares held.

Holders are urged to consult their tax advisor concerning the U.S. federal income tax consequences of purchasing, holding, and disposing common shares if the Company is or becomes a PFIC, including the possibility of making any election that may be available under the PFIC rules (including a mark-to-market election), which may mitigate the adverse U.S. federal income tax consequences of holding common shares of a PFIC.

Receipt of Foreign Currency

The U.S. dollar value of any cash distribution made in Canadian dollars to a U.S. Holder will be calculated by reference to the exchange rate prevailing on the date of actual or constructive receipt of the distribution, regardless of whether the Canadian dollars are converted into U.S. dollars at that time. For U.S. Holders following the accrual method of accounting, the amount realized on a disposition of the common shares for an amount in Canadian dollars will be the U.S. dollar value of this amount on the date of disposition. On the settlement date, such U.S. Holder will recognize U.S. source foreign currency gain or loss (taxable as ordinary income or loss) equal to the difference (if any) between the U.S. dollar value of the amount received based on the exchange rates in effect on the date of sale or other disposition and the settlement date. However, in the case of shares traded on an established securities market that are sold by a cash method U.S. Holder (or an accrual method U.S. Holder that so elects), the amount realized will be based on the spot rate in effect on the settlement date for the disposition, and no exchange gain or loss will be recognized at that time. A U.S. Holder will generally have a basis in Canadian dollars equal to their U.S. dollar value on the date of receipt of such distribution, on the date of disposition, or, in the case of cash method U.S. Holders (and accrual method U.S. Holders that so elects), on the date of settlement. Any U.S. Holder that receives payment in Canadian dollars and converts or disposes of the Canadian dollars after the date of receipt may have a foreign currency exchange gain or loss that would be treated as ordinary income or loss and that generally will be U.S. source income or loss for foreign tax credit purposes. U.S. Holders are urged to consult their own U.S. tax advisors regarding the U.S. federal income tax consequences of receiving, owning, and disposing of Canadian dollars.

Information with Respect to Foreign Financial Assets

Individuals and certain entities that own “specified foreign financial assets,” generally with an aggregate value in excess of $50,000 are generally required to file an information report on IRS Form 8938, Statement of Specified Foreign

Financial Assets, with respect to such assets with their tax returns for each year in which they hold shares. “Specified foreign financial assets” include any financial accounts maintained by certain foreign financial institutions, as well as securities issued by non-U.S. persons if they are not held in accounts maintained by financial institutions. U.S. Holders are urged to consult their tax advisors regarding the application of this reporting requirement to their ownership of the common shares.

Information Reporting and Backup Withholding

In general, information reporting will apply to dividends paid to a U.S. Holder in respect of the common shares and the proceeds received by such U.S. Holder from the sale, exchange or other disposition of the common shares within the United States unless such U.S. Holder is a corporation or other exempt recipient. Backup withholding may apply to such payments if a U.S. Holder fails to provide a taxpayer identification number or certification of exempt status or fails to report dividend and interest income in full. Backup withholding is not an additional tax. Any amounts withheld under the backup withholding rules will be allowed as a refund or credit against a U.S. Holder’s U.S. federal income tax liability, provided that the required information is timely furnished to the IRS.

Disclosure Requirements for Certain U.S. Holders Recognizing Significant Losses

A U.S. Holder that claims significant losses in respect of common shares for U.S. federal income tax purposes (generally (i) $10 million or more in a taxable year or $20 million or more in any combination of taxable years for corporations or partnerships all of whose partners are corporations, (ii) $2 million or more in a taxable year or $4 million or more in any combination of taxable years for all other taxpayers, or (iii) $50,000 or more in a taxable year for individuals or trusts) with respect to a foreign currency transaction, may be required to file Form 8886 for “reportable transactions.” U.S. Holders should consult their own tax advisors concerning any possible disclosure obligation with respect to the common shares.

Canadian Tax Implications for Non-Canadian Holders

The following summary describes, as of the date hereof, the principal Canadian federal income tax considerations generally applicable to a purchaser who acquires, as a beneficial owner, common shares pursuant to this offering and who, at all relevant times, for the purposes of the application of the Income Tax Act (Canada) and the Income Tax Regulations (collectively, the “Canadian Tax Act”), (1) is not, and is not deemed to be, resident in Canada for purposes of the Canadian Tax Act and any applicable income tax treaty or convention; (2) deals at arm’s length with us; (3) is not affiliated with us; (4) does not use or hold, and is not deemed to use or hold, common shares in a business carried on in Canada; (5) has not entered into, with respect to the common shares, a “derivative forward agreement” or a “synthetic disposition arrangement”, each as that term is defined in the Canadian Tax Act, and (6) holds the common shares as capital property, such holder, a Non-Canadian Holder. Special rules, which are not discussed in this summary, may apply to a Non-Canadian Holder that is an insurer carrying on an insurance business in Canada and elsewhere.

This summary is based on the current provisions of the Canadian Tax Act, and an understanding of the current administrative policies of the Canada Revenue Agency published in writing prior to the date hereof. This summary takes into account all specific proposals (the “Proposed Amendments”), to amend the Canadian Tax Act and the Canada-United States Tax Convention (1980), as amended, (the “Canada-U.S. Tax Treaty”), publicly announced by or on behalf of the Minister of Finance (Canada) prior to the date hereof and assumes that all Proposed Amendments will be enacted in the form proposed. However, no assurances can be given that the Proposed Amendments will be enacted as proposed, or at all. This summary does not otherwise take into account or anticipate any changes in law or administrative policy or assessing practice whether by legislative, regulatory, administrative or judicial action nor does it take into account tax legislation or considerations of any province, territory or foreign jurisdiction, which may differ from those discussed herein.

This summary is of a general nature only and is not, and is not intended to be, legal or tax advice to any particular shareholder. This summary is not exhaustive of all Canadian federal income tax considerations. Accordingly, you should consult your own tax advisor with respect to your particular circumstances.

Generally, for purposes of the Canadian Tax Act, all amounts relating to the acquisition, holding or disposition of the common shares must be converted into Canadian dollars based on the exchange rates as determined in accordance with the Canadian Tax Act. The amount of any dividends required to be included in the income of, and capital gains or capital losses realized by, a Non-Canadian Holder may be affected by fluctuations in the Canadian exchange rate.

Dividends

Dividends paid or credited on the common shares or deemed to be paid or credited on the common shares to a Non-Canadian Holder will be subject to Canadian withholding tax at the rate of 25%, subject to any reduction in the rate of withholding to which the Non-Canadian Holder is entitled under any applicable income tax convention between Canada and the country in which the Non-Canadian Holder is resident. For example, under the Canada-U.S. Tax Treaty, where dividends on the common shares are considered to be paid to or derived by a Non-Canadian Holder that is a beneficial owner of the dividends and is a U.S. resident for the purposes of, and is entitled to benefits of, the Canada-U.S. Tax Treaty, the applicable rate of Canadian withholding tax is generally reduced to 15%.

Dispositions

A Non-Canadian Holder will not be subject to tax under the Canadian Tax Act on any capital gain realized on a disposition or deemed disposition of a Common Share, unless the common shares are “taxable Canadian property” to the Non-Canadian Holder for purposes of the Canadian Tax Act and the Non-Canadian Holder is not entitled to relief under an applicable income tax convention between Canada and the country in which the Non-Canadian Holder is resident.

Generally, the common shares will not constitute “taxable Canadian property” to a Non-Canadian Holder at a particular time provided that the common shares are listed at that time on a “designated stock exchange” (as defined in the Canadian Tax Act), which includes the Nasdaq, unless at any particular time during the 60-month period that ends at that time (i) one or any combination of (a) the Non-Canadian Holder, (b) persons with whom the Non-Canadian Holder does not deal at arm’s length, and (c) partnerships in which the Non-Canadian Holder or a person described in (b) holds a membership interest directly or indirectly through one or more partnerships, has owned 25% or more of the issued shares of any class or series of our capital stock, and (ii) more than 50% of the fair market value of the common shares was derived, directly or indirectly, from one or any combination of: (i) real or immoveable property situated in Canada, (ii) “Canadian resource properties” (as defined in the Canadian Tax Act), (iii) “timber resource properties” (as defined in the Canadian Tax Act), and (iv) options in respect of, or interests in, or for civil law rights in, property in any of the foregoing whether or not the property exists. Notwithstanding the foregoing, in certain circumstances set out in the Canadian Tax Act, common shares could be deemed to be “taxable Canadian property.” Non-Canadian Holders whose common shares may constitute “taxable Canadian property” should consult their own tax advisors.

Canadian Tax Implications for Canadian Holders

The following is a general summary, as of the date hereof, of the principal Canadian federal income tax considerations under the Canadian Tax Act generally applicable to a holder who acquires, as a beneficial owner, common shares issued pursuant to the offering and who, at all relevant times, for purposes of the Canadian Tax Act: (a) is resident or deemed to be resident in Canada; (b) holds the common shares as capital property; and (c) deals at arm’s length with the Company and is not affiliated with the Company (a “Holder”). Generally, the common shares will be capital property to a Holder unless they are held or acquired in the course of carrying on a business or as part of an adventure or concern in the nature of trade. Certain Holders whose common shares do not otherwise qualify as capital property may in certain circumstances make an irrevocable election in accordance with subsection 39(4) of the Canadian Tax Act to have their common shares, and every other “Canadian security” (as defined in the Canadian Tax Act) owned by such Holder in the taxation year of the election and in all subsequent taxation years, deemed to be capital property.

This summary is not applicable to a Holder: (a) that is a “financial institution”, as defined in the Tax Act for purposes of the mark-to-market rules; (b) an interest in which is a “tax shelter investment”, as defined in the Canadian Tax Act; (c) that is a “specified financial institution”, as defined in the Canadian Tax Act; (d) that has made an election under the Canadian Tax Act to determine its Canadian tax results in a foreign currency; (e) that has entered or will enter into a “derivative forward agreement” or a “synthetic disposition arrangement”, each as defined in the Canadian Tax Act, with respect to its common shares; (f) that receives dividends on the common shares under or as part of a “dividend rental arrangement”, as defined in the Canadian Tax Act; or (g) that is a corporation that is or becomes, or does not deal at arm’s length for purposes of the Canadian Tax Act with a corporation resident in Canada that is or becomes, as part of a transaction or event or series of transactions or events that includes the acquisition of the common shares, controlled by a non-resident corporation person for purposes of the “foreign affiliate dumping” rules section 212.3 of the Canadian Tax Act. Such Holders should consult their own tax advisors.

In addition, this summary does not address the deductibility of interest by a Holder who has borrowed money or otherwise incurred debt in connection with the acquisition of common shares.

This summary is based on the facts set out in this Annual Report, the current provisions of the Canadian Tax Act, all specific proposals to amend the Canadian Tax Act publicly announced by or on behalf of the Minister of Finance (Canada) prior to the date of hereof, or Tax Proposals, and an understanding of the current published administrative policies and assessing practices of the Canada Revenue Agency. This summary assumes that all Canadian Tax Proposals will be enacted in the form proposed, however no assurance can be made that the Canadian Tax Proposals will be enacted in the form proposed or at all. This summary is not exhaustive of all possible Canadian federal income tax considerations and, other than the Canadian Tax Proposals, does not take into account or anticipate any changes in law or in administrative policy or assessing practice, whether by legislative, regulatory, administrative or judicial decision or action, nor does it take into account provincial, territorial or foreign income tax legislation or considerations, which may differ significantly from the Canadian federal income tax considerations discussed herein.

This summary is of a general nature only and is not exhaustive of all possible Canadian federal income tax considerations applicable to an investment in the common shares. The income and other tax consequences of acquiring, holding or disposing of common shares will vary depending on a Holder’s particular status and circumstances, including the province or territory in which the Holder resides or carries on business. This summary is not intended to be, nor should it construed to be, legal or tax advice to any particular Holder. Holders should consult their own tax advisors with respect to an investment in the common shares having regard to their particular circumstances.

Dividends on Common Shares

In the case of a Holder who is an individual (excluding certain trusts), dividends received or deemed to be received on the common shares will be included in computing the Holder’s income for the taxation year in which such dividends are received and will be subject to the gross-up and dividend tax credit rules of the Canadian Tax Act that apply to taxable dividends received from “taxable Canadian corporations”. Provided that appropriate designations are made by the Company, such dividend will be treated as an “eligible dividend” for the purposes of the Canadian Tax Act and will be subject to an enhanced gross-up and enhanced dividend tax credit in respect of such dividend. There may be limitations on the Company’s ability to designate dividends and deemed dividends as eligible dividends.

Dividends received or deemed to be received on the common shares by a Holder that is a corporation will be required to be included in computing the corporation’s income for the taxation year in which such dividends are received, but such dividends will generally be deductible in computing the corporation’s taxable income. In certain circumstances, subsection 55(2) of the Canadian Tax Act will treat a taxable dividend received by a Holder that is a corporation as proceeds of disposition or a capital gain. Holders that are corporations should consult their own tax advisors having regard to their own circumstances.

A Holder that is a “private corporation” or a “subject corporation” (each as defined in the Canadian Tax Act) will generally be liable under Part IV of the Canadian Tax Act to pay a refundable tax on dividends received or deemed to be received on the common shares to the extent that such dividends are deductible in computing the Holder’s taxable income for the taxation year.

Dividends received by a Holder who is an individual (excluding certain trusts) may result in such Holder being liable for minimum tax under the Canadian Tax Act. Holders who are individuals should consult their own tax advisors in this regard.

Dispositions of Common Shares

On the disposition or deemed disposition of common shares by a Holder, the Holder will generally realize a capital gain (or a capital loss) equal to the amount by which the proceeds of disposition in respect of such common shares, net of any reasonable costs of disposition, exceed (or are less than) the adjusted cost base of the common shares to the Holder immediately before the disposition or deemed disposition.

The adjusted cost base to the Holder of a common share acquired pursuant to this offering will be determined by averaging the cost of such common share with the adjusted cost base of the other common shares owned by the Holder as capital property at that time.

Taxation of Capital Gains and Capital Losses

Generally, one-half of the amount of any capital gain, or a taxable capital gain, realized by a Holder on a disposition of common shares in a taxation year must be included in computing such Holder’s income for that year, and one-half of any capital loss, or an allowable capital loss, realized by a Holder on a disposition of common shares in a taxation year must be deducted from any taxable capital gains realized by the Holder in the year, subject to and in accordance with the provisions of the Canadian Tax Act. Allowable capital losses in excess of taxable capital gains realized in a taxation year may be carried back and deducted in any of the three preceding taxation years or carried forward and deducted in any following taxation year against net taxable capital gains realized in such years, subject to and in accordance with the provisions of the Canadian Tax Act.

The amount of any capital loss realized by a Holder that is a corporation on the disposition of a common share may be reduced by the amount of any dividends received (or deemed to be received) by the Holder on such common share to the extent and under the circumstances prescribed by the Canadian Tax Act. Similar rules may apply where a common share is owned by a partnership or trust of which a corporation, trust or partnership is a member or beneficiary. Such Holders should consult their own tax advisors.

A capital gain realized by a Holder who is an individual or trust (other than certain specified trusts) may give rise to a liability for alternative minimum tax.

F.	Dividends and paying agents.

Not applicable

G.	Statement by experts.

Not applicable

H.	Documents on display.

We are a "foreign private issuer" as such term is defined in Rule 405 under the Securities Act, and are not subject to the same requirements that are imposed upon U.S. domestic issuers by the SEC. Under the Exchange Act, we are subject to reporting obligations that, in certain respects, are less detailed and less frequent than those of U.S. domestic reporting companies. As a result, we do not file the same reports that a U.S. domestic issuer would file with the SEC, although we are required to file or furnish to the SEC the continuous disclosure documents that we are required to file in Canada under Canadian securities laws.

Copies of our financial statements and other continuous disclosure documents required under Canadian securities laws are available for viewing on SEDAR at www.sedar.com.

We will provide without charge to each person, including any beneficial owner, on the written or oral request of such person, a copy of any or all documents referred to above which have been or may be incorporated by reference in this Annual Report (not including exhibits to such incorporated information that are not specifically incorporated by reference into such information). Requests for such copies should be directed to us at the following address: #200, 919 - 11 Avenue SW Calgary, AB, T2R 1P3 Attention: Jayson Moss, phone number: +1 844-879-8337.

I.	Subsidiary Information.

Not applicable.

Item 11. Quantitative and Qualitative Disclosures About Market Risk.

Interest Rate Risk

See the section entitled “Selected Annual Information—Liquidity risks associated with financial instruments—Interest rate risk” in the “Management’s Discussion and Analysis of Financial Condition and Results of Operations” attached to this Annual Report as Exhibit 15.1.

Credit Risk

See the section entitled “Selected Annual Information—Liquidity risks associated with financial instruments—Credit risk” in the “Management’s Discussion and Analysis of Financial Condition and Results of Operations” attached to this Annual Report as Exhibit 15.1.

Liquidity Risk

See the section entitled “Selected Annual Information—Liquidity risks associated with financial instruments—Liquidity risk” in the “Management’s Discussion and Analysis of Financial Condition and Results of Operations” attached to this Annual Report as Exhibit 15.1.

Foreign Currency Risk

See the section entitled “Selected Annual Information—Liquidity risks associated with financial instruments—Foreign currency risk” in the “Management’s Discussion and Analysis of Financial Condition and Results of Operations” attached to this Annual Report as Exhibit 15.1.

Item 12. Description of Securities Other than Equity Securities.

Not applicable.

PART II

Item 13. Defaults, Dividend Arrearages and Delinquencies.

None.

Item 14. Material Modifications to the Rights of Security Holders and Use of Proceeds.

A. – D. Material Modifications to the Rights of Security Holders

None.

E. Use of Proceeds

The effective date of the registration statement (File no. 333-232573) for the IPO of our common shares was July 31, 2019. The offering closed on August 6, 2019. Cowen and Company, LLC, BMO Nesbitt Burns Inc. and RBC Dominion Securities Inc. were joint bookrunning managers for the offering, and Barclays Capital Canada Inc., CIBC World Markets Inc. and Scotia Capital Inc. were co-managers for the offering. We registered 11,000,000 common shares in the offering and granted the underwriters a 30-day over-allotment option, which was not exercised, to purchase up to 1,650,000 additional common shares from us to cover over-allotments. The net offering proceeds to us from the offering, after deducting the underwriting commission and offering expenses, were approximately $183.8 million. There has been no material change in the planned use of proceeds from our IPO from that described in our prospectus filed with the SEC pursuant to Rule 424(b) under the Securities Act on July 31, 2019.

None of the net proceeds of the offering was paid directly or indirectly to any director, officer, general partner of ours or to their associates, persons owning ten percent or more of any class of our equity securities, or to any of our affiliates.

Item 15. Controls and Procedures.

See the section titled “Disclosure Controls and Procedures” in “Management’s Discussion and Analysis of Financial Condition and Results of Operations” attached to this Annual Report as Exhibit 15.1.

Item 16A. Audit Committee Financial Expert.

The Company’s audit committee is comprised of Greg Mills and Elizabeth Cannon, and chaired by Bryan Pinney. Our board of directors has determined that each of Greg Mills, Elizabeth Cannon and Bryan Pinney is financially literate and meets the independence requirements for directors, including the heightened independence standards for members of the audit committee under Rule 10A-3 under the Exchange Act and NI 52-110. Our board of directors has determined that Bryan Pinney is “financially sophisticated” within the meaning of the Nasdaq Rules, “financially literate” within the meaning of NI 52-110, and a “financial expert” as defined by Rule 10A-3 under the Exchange Act. For information relating to qualifications and experience of each audit committee member, see “Item 6 Compensation—Directors, Senior Management and Employees”.

Item 16B. Code of Ethics.

The Company’s board of directors has adopted a code of conduct applicable to all of our directors and employees, including our Chief Executive Officer and Chief Financial Officer. This code qualifies as a “code of ethics” as defined in section 406(c) of SOX and which is a “code” under NI 58-101. The Company’s code of conduct is available at www.sndlgroup.com. Information contained on, or that can be accessed through, the Company’s website is not incorporated by reference into this Annual Report.

If we make any amendment to the code of conduct or grant any waiver therefrom, whether explicit or implicit, to a director or executive officer, we will disclose the nature of such amendment or waiver on our website to the extent required by, and in accordance with, the rules and regulations of the SEC and the Canadian securities regulatory authorities.

Item 16C. Principal Accountant Fees and Services.

The following table summarizes the fees charged by KPMG, the Company’s independent auditor, in the fiscal years ended December 31, 2019 and December 31, 2018:

	Fees billed for the fiscal year ended
Service Retained	December 31, 2019	December 31, 2018
Audit fees(1)	$2,120,500	$66,875
Audit-related fees(2)	240,750	—
Tax fees(3)	148,450	—
All other fees	—	—

(1)	“Audit fees” include fees necessary to perform the annual audit or reviews of the consolidated financial statements.
(2)

“Audit-related fees” include fees for assurance and related services by our independent auditor that are reasonably related to the performance of the audit or review of our financial statements other than those included in “Audit Fees”.

(3)	“Tax Fees” include fees for all tax services other than those included in “Audit Fees” and “Audit-Related Fees”. This category includes fees for tax compliance, tax advice and tax planning.

The audit committee is responsible for the pre-approval of all non-audit services to be provided by the Company’s auditor.

Item 16D. Exemptions from the Listing Standards for Audit Committees.

Not applicable.

Item 16E Purchases of Equity Securities by the Issuer and Affiliated Purchasers.

Not applicable.

Item 16F. Change in Registrant’s Certifying Accountant.

Not applicable.

Item 16G. Corporate Governance.

The Nasdaq Rules include certain accommodations in the corporate governance requirements that allow foreign private issuers, such as us, to follow “home country” corporate governance practices in lieu of the otherwise applicable corporate governance standards of the Nasdaq. The application of such exceptions requires that we disclose any significant ways in which our corporate governance practices differ from the Nasdaq Rules that we do not follow. When our shares are listed on the Nasdaq, we intend to continue to follow Canadian corporate governance practices in lieu of the requirement under Rule 5620(c) of the Nasdaq Rules that a company’s bylaws provide for a quorum for any meeting of the holders of the company’s common shares that is not less than 33 1/3% of the outstanding common shares of the company. Our by-laws provide that a quorum of shareholders is constituted by the holders of at least 25% of the shares entitled to vote at the meeting, present in person or represented by proxy, and at least two persons entitled to vote at the meeting, present in person or represented by proxy. In addition, we do not intend to follow Rule 5635 of the Nasdaq Rules that requires that shareholder approval be required for the Company to issue securities in connection with certain events, such as the acquisition of shares or assets of another company, the establishment of or amendments to equity-based compensation plans for employees, rights issues at or below market price, certain private placements, directed issues at or above market price and issuance of convertible notes. Neither Canadian securities laws nor Alberta corporate law require shareholder approval for such transactions, except where such transactions constitute a “related party transaction” or “business combination” under Canadian securities laws or where such transaction is structured in a way that requires shareholder approval under the ABCA, in which case, we intend to follow our home country requirements.

Item 16H. Mine Safety Disclosure

Not applicable.

PART III

Item 17. Financial Statements.

See Item 18. – “Financial Statements.”

Item 18. Financial Statements.

Our Annual Financial Statements are included at the end of this Annual Report.

Item 19. Exhibits.

List all exhibits filed as part of the registration statement or annual report, including exhibits incorporated by reference.

Exhibit Number	Description	Method of Filing

1.1	Articles of incorporation of Sundial Growers Inc., as currently in effect	Incorporated by reference to Exhibit 4.1 to the Registrant’s registration statement on Form S-8, filed with the SEC on August 9, 2019
1.2	Bylaws of Sundial Growers Inc. as currently in effect	Incorporated by reference to Exhibit 3.2 to the Registrant’s registration statement on Form F-1/A, filed with the SEC on July 30, 2019

2.1	Specimen Share Certificate	Incorporated by reference to Exhibit 3.2 to the Registrant’s registration statement on Form F-1/A, filed with the SEC on July 30, 2019
2.3	Lock-Up Agreement, dated September 30, 2019, among Sundial Growers Inc. and the shareholders of the Company named in Schedule A thereto.	Incorporated by reference to Exhibit 99.1 to the Registrant’s current report on Form 6-K, filed with the SEC on October 3, 2019
2.4	Description of Securities of the Registrant Registered under Section 12 of the Exchange Act	Filed together with this Annual Report on Form 20-F for the year ended December 31, 2019
4.1	Sale and Purchase Agreement among Sundial UK Limited, Sundial Growers Inc. and the Sellers specified therein, dated February 22, 2019	Incorporated by reference to Exhibit 2.1 to the Registrant’s registration statement on Form F-1/A, filed with the SEC on July 30, 2019
4.2	Licence Agreement, dated March 13, 2019, among Pathway Rx Inc., Sundial Growers Inc., Igor Kovalchuk, Olga Kovalchuk and Darryl Hudson	Incorporated by reference to Exhibit 10.5 to the Registrant’s registration statement on Form F-1/A, filed with the SEC on July 30, 2019
4.3	Service and Sale Agreement between Sundial Growers Inc. and Sun 8 Holdings Inc., dated May 1, 2019	Incorporated by reference to Exhibit 10.6 to the Registrant’s registration statement on Form F-1/Aill , filed with the SEC on July 30, 2019
4.4	Credit Agreement among SGI Partnership, as borrower, the lenders party thereto and SAF Jackson II LP, as administrative agent, dated June 27, 2019.	Incorporated by reference to Exhibit 10.7 to the Registrant’s registration statement on Form F-1/A, filed with the SEC on July 30, 2019
4.5	Professional Services Agreement, dated July 8, 2019, between AppColony Inc. and Sundial Growers Inc.	Incorporated by reference to Exhibit 10.8 to the Registrant’s registration statement on Form F-1/A, filed with the SEC on July 30, 2019
4.6	Registration Rights Agreement, dated August 6, 2019, between Sundial Growers Inc. and Edward Hellard	Incorporated by reference to Exhibit 99.1 to the Registrant’s current report on Form 6-K, filed with the SEC on August 29, 2019

4.7

Credit Agreement, dated August 29, 2019, among Sundial Growers Inc., the financial institutions from time to time party thereto, as lenders, ATB Financial as administrative agent for the lenders, ATB Financial and Bank of Montreal as co-lead arrangers and joint bookrunners and Bank of Montreal as syndication agent.

Filed together with this Annual Report on Form 20-F for the year ended December 31, 2019
8.1	List of Subsidiaries	Filed together with this Annual Report on Form 20-F for the year ended December 31, 2019
12.1	Certification of Principal Executive Officer Pursuant to Rules 13a-14(a) and 15d-14(a) under the Securities Exchange Act of 1934, as Adopted Pursuant to Section 302 of the Sarbanes-Oxley Act of 2002.	Filed together with this Annual Report on Form 20-F for the year ended December 31, 2019

12.2	Certification of Principal Financial Officer Pursuant to Rules 13a-14(a) and 15d-14(a) under the Securities Exchange Act of 1934, as Adopted Pursuant to Section 302 of the Sarbanes-Oxley Act of 2002.	Filed together with this Annual Report on Form 20-F for the year ended December 31, 2019
13.1	Certification of Principal Executive Officer Pursuant to 18 U.S.C. Section 1350, as Adopted Pursuant to Section 906 of the Sarbanes-Oxley Act of 2002.	Filed together with this Annual Report on Form 20-F for the year ended December 31, 2019
13.2	Certification of Principal Financial Officer Pursuant to 18 U.S.C. Section 1350, as Adopted Pursuant to Section 906 of the Sarbanes-Oxley Act of 2002.	Filed together with this Annual Report on Form 20-F for the year ended December 31, 201
15.1	Management’s Discussion and Analysis of Financial Condition and Results of Operations.	Filed together with this Annual Report on Form 20-F for the year ended December 31, 2019
101.INS	XBRL Instance Document

101.SCH	XBRL Taxonomy Extension Schema Document

101.CAL	XBRL Taxonomy Extension Calculation Linkbase Document

101.DEF	XBRL Taxonomy Extension Definition Linkbase Document

101.LAB	XBRL Taxonomy Extension Label Linkbase Document

101.PRE	XBRL Taxonomy Extension Presentation Linkbase Document

*	Filed herewith.

SIGNATURES

The registrant hereby certifies that it meets all of the requirements for filing on Form 20-F and that it has duly caused and authorized the undersigned to sign this annual report on its behalf.

Sundial Growers Inc.

Date: March 30, 2020	By:	/s/ Zachary George
Name: Zachary George
Title: Chief Executive Officer

Report of Independent Registered Public Accounting Firm

To the Shareholders and Board of Directors

Sundial Growers Inc.

Opinion on the Consolidated Financial Statements

We have audited the accompanying consolidated statements of financial position of Sundial Growers Inc. and subsidiaries (the Company) as of December 31, 2019 and 2018, the related consolidated statements of loss and comprehensive loss, changes in shareholder’s equity, and cash flows for the year ended December 31, 2019, the ten month period ended December 31, 2018 and the year ended February 28, 2018, and the related notes (collectively, the consolidated financial statements). In our opinion, the consolidated financial statements present fairly, in all material respects, the financial position of the Company as of December 31, 2019 and 2018, and its financial performance and its cash flows for the year ended December 31, 2019, the ten month period ended December 31, 2018 and the year ended February 28, 2018, in conformity with International Financial Reporting Standards as issued by the International Accounting Standards Board.

Going Concern

The accompanying consolidated financial statements have been prepared assuming that the Company will continue as a going concern. As discussed in Note 1 to the consolidated financial statements, the Company was in breach of its debt covenants, has recurring losses and has a history of negative cash flows from operating activities. These conditions, along with other matters discussed in Note 1, raises substantial doubt about the Company’s ability to continue as a going concern. Management’s plans in regard to these matters are also described in Note 1. The consolidated financial statements do not include any adjustments that might result from the outcome of this uncertainty.

Basis for Opinion

These consolidated financial statements are the responsibility of the Company’s management. Our responsibility is to express an opinion on these consolidated financial statements based on our audits. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) (PCAOB) and are required to be independent with respect to the Company in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audits in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the consolidated financial statements are free of material misstatement, whether due to error or fraud. Our audits included performing procedures to assess the risks of material misstatement of the consolidated financial statements, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the consolidated financial statements. Our audits also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the consolidated financial statements. We believe that our audits provide a reasonable basis for our opinion.

/s/ KPMG LLP

Chartered Professional Accountants

Calgary, Alberta

March 30, 2020

F-1

Sundial Growers Inc.

Consolidated Financial Statements

As at and for the year ended December 31, 2019,

ten months ended December 31, 2 018

and the year ended February 28, 2018

(Expressed in thousands of Canadian dollars)

Sundial Growers Inc.

Consolidated Statements of Financial Position

(Expressed in thousands of Canadian dollars)

As at	Note	December 31, 2019	December 31, 2018

Assets
Current Assets
Cash and cash equivalents		45,337	14,121
Restricted cash	13(a)	15,827	350
Accounts receivable	7	27,638	2,738
Biological assets	8	14,309	876
Inventory	9	59,942	1,234
Prepaid expenses and deposits		9,564	2,390
		172,617	21,709
Non-current assets
Property, plant and equipment	10	281,984	88,491
Intangible assets	5,11	43,995	—
Goodwill	5	11,440	—
Total assets		510,036	110,200

Liabilities
Current liabilities
Accounts payable and accrued liabilities	12	58,110	19,324
Current portion of long-term debt	13,24	177,913	22,477
Convertible notes	15	—	25,449
Current portion of lease obligations	16	722	44
Contingent consideration	5(a)	32,501	—
Current portion of financial obligations	17	—	2,364
		269,246	69,658
Non-current liabilities
Long-term debt	13,24	—	32,159
Lease obligations	16	16,227	170
Deferred tax liability	18	3,365	—
Financial obligation	17	—	16,121
Total liabilities		288,838	118,108

Shareholders’ equity
Share capital	19(b)	509,654	65,133
Warrants	19(c)	27,831	3,108
Contributed surplus	19(d)	30,192	9,493
Convertible notes – equity component	15	—	3,232
Contingent consideration	5(b)	2,279	—
Accumulated deficit		(360,338)	(88,874)
Accumulated other comprehensive income		6,866	—
Total shareholders’ equity		216,484	(7,908)
Non-controlling interest	5	4,714	—
Total liabilities and shareholders’ equity		510,036	110,200

Going concern (note 1)

Commitments (note 29)

Subsequent events (notes 5, 28, 30)

See accompanying notes to the consolidated financial statements.

Approved by the Board:
“Signed” Bryan Pinney	“Signed” Zachary George
Director	Director

Sundial Growers Inc.

Consolidated Statements of Loss and Comprehensive Loss

(Expressed in thousands of Canadian dollars, except per share amounts)

		Year ended December 31	Ten months ended December 31	Year ended February 28
	Note	2019	2018	2018
Gross revenue	21	79,225	—	—
Excise taxes		3,365	—	—
Net revenue		75,860	—	—
Cost of sales		56,147	—	—
Gross margin before fair value adjustments		19,713	—	—
Change in fair value of biological assets		30,726	(1,280)	366
Change in fair value of biological assets realized through inventory sold		(10,685)	—	—
Gross margin		39,754	(1,280)	366

General and administrative	22	44,449	8,309	3,144
Sales and marketing	22	8,888	2,380	1,274
Research & development		2,410	275	413
Pre-production expenses		—	6,457	1,249
Depreciation and amortization		4,077	920	411
Foreign exchange loss		(840)	141	—
Share-based compensation	20	39,524	7,410	4,576
Asset impairment	10	162	523	2,184
Goodwill impairment	5(b)	100,305	—	—
Loss from operations		(159,221)	(27,695)	(12,885)

Transaction costs	5(a)	(10,069)	—	—
Finance costs	23	(28,198)	(1,797)	(75)
Loss on financial obligation	17	(60,308)	(27,017)	—
Gain (loss) on disposition of PP&E		21	(17)	(35)
Change in fair value of contingent consideration	5(a)	(18,645)	—	—
Change in fair value of investment		165	—	—
Loss before income tax		(276,255)	(56,526)	(12,995)
Income tax recovery	5(c),18	4,626	—	—
Net loss		(271,629)	(56,526)	(12,995)

Gain on currency translation of foreign operations	5(a)	6,866	—	—
Comprehensive loss		(264,763)	(56,526)	(12,995)

Net loss attributable to:
Sundial Growers Inc.		(271,464)	(56,526)	(12,995)
Non-controlling interest	5(c)	(165)	—	—

Comprehensive loss attributable to:
Sundial Growers Inc.		(264,598)	(56,526)	(12,995)
Non-controlling interest	5(c)	(165)	—	—

Net loss per common share
Basic and diluted	25	$(3.17)	$(0.82)	$(0.23)
Segment information (note 6)

See accompanying notes to the consolidated financial statements.

Sundial Growers Inc.

Consolidated Statements of Changes in Shareholders’ Equity

(Expressed in thousands of Canadian dollars)

	Note	Share capital	Warrants	Contributed surplus	Convertible notes – equity component	Contingent consideration	Accumulated deficit	Accumulated other comprehensive loss	Non- controlling interest	Total equity
Balance at February 28, 2017		15,136	—	—	—	—	(3,615)	—	—	11,521
Net loss		—	—	—	—	—	(12,995)	—	—	(12,995)
Share issuances		8,123	—	—	—	—	—	—	—	8,123
Shares issued to related parties		3,000	—	—	—	—	—	—	—	3,000
Share issuance costs		(515)	—	—	—	—	—	—	—	(515)
Share-based compensation		25	—	4,551	—	—	—	—	—	4,576
Balance at February 28, 2018		25,769	—	4,551	—	—	(16,610)	—	—	13,710
Net loss		—	—	—	—	—	(56,526)	—	—	(56,526)
Share issuances		20,452	—	—	—	—	—	—	—	20,452
Shares issued to related parties		16,474	—	—	—	—	—	—	—	16,474
Share issuance costs		(310)	—	—	—	—	—	—	—	(310)
Share repurchase		(827)	—	—	—	—	(15,738)	—	—	(16,565)
Fair value allocated to warrants		(3,108)	3,108	—	—	—	—	—	—	—
Warrants exercised		2,182	—	—	—	—	—	—	—	2,182
Share-based compensation		521	—	6,889	—	—	—	—	—	7,410
Employee warrants exercised		3,980	—	(1,947)	—	—	—	—	—	2,033
Equity component of convertible notes		—	—	—	3,232	—	—	—	—	3,232
Balance at December 31, 2018		65,133	3,108	9,493	3,232	—	(88,874)	—	—	(7,908)
Net loss		—	—	—	—	—	(271,464)	—	(165)	(271,629)
Other comprehensive income		—	—	—	—	—	—	6,866	—	6,866
Share issuances	19(b)	198,378	—	—	—	—	—	—	—	198,378
Shares issued to related parties	17,19(b)	63,460	5,833	—	—	—	—	—	—	69,293
Share issuance costs	19(b)	(12,770)	—	—	—	—	—	—	—	(12,770)
Business acquisitions	5	39,849	—	—	—	2,279	—	—	4,879	47,007
Convertible debt - conversions	14,15	113,526	6,731	—	(3,232)	—	—	—	—	117,025
Warrants reclassified from liability	19(c)	—	16,091	—	—	—	—	—	—	16,091
Warrants exercised	19(c)	21,882	(3,932)	—	—	—	—	—	—	17,950
Share-based compensation	20	2,515	—	37,009	—	—	—	—	—	39,524
Employee warrants exercised	20	17,681	—	(16,310)	—	—	—	—	—	1,371
Balance at December 31, 2019		509,654	27,831	30,192	—	2,279	(360,338)	6,866	4,714	221,198

See accompanying notes to the consolidated financial statements.

Sundial Growers Inc.

Consolidated Statement of Cash Flows

(Expressed in thousands of Canadian dollars)

		Year ended December 31	Ten months ended December 31	Year ended February 28
	Note	2019	2018	2018
Cash provided by (used in):
Operating activities
Net loss for the period		(271,629)	(56,526)	(12,995)
Items not involving cash:
Income tax recovery		(4,626)	—	—
Change in fair value of biological assets		(30,726)	1,280	(366)
Share-based compensation	20	39,524	7,410	4,576
Depreciation and amortization	10,11	9,778	920	411
Loss (gain) on disposition of PP&E		(21)	17	35
Transaction costs		1,279	—	—
Finance costs	23	12,941	917	—
Gain on investment		(165)	—	—
Loss on financial obligation		60,308	18,485	—
Change in fair value of contingent consideration	5(a)	18,645	—	—
Unrealized foreign exchange (gain) loss		(1,108)	—	—
Asset impairment		162	523	2,184
Goodwill impairment		100,305	—	—
Change in non-cash working capital	24	(47,403)	1,217	910
Net cash used in operating activities		(112,736)	(25,757)	(5,245)
Investing activities
Additions to property, plant and equipment	10	(138,135)	(76,321)	(7,588)
Proceeds from disposal of PP&E		83	—	30
Acquisition of Bridge Farm	5(a)	(77,023)	—	—
Other acquisitions, net of cash acquired		854	—	—
Change in non-cash working capital	24	1,077	10,282	(2,121)
Net cash used in investing activities		(213,144)	(66,039)	(9,679)
Financing activities
Proceeds from Syndicated Credit Agreement, net of costs	13(a)	82,687	—	—
(Repayment) proceeds of Credit Facilities	13(b)	(32,871)	32,159	—
Proceeds from Term Debt Facility, net of costs	13(c)	105,539	—	—
(Repayment) proceeds of other debt instruments	13(d)-(g)	(56,173)	8,546	7,000
Proceeds from convertible notes, net of costs	14	90,373	27,764	—
Payments on lease obligations		(791)	(34)	(109)
Proceeds from issuance of shares, net of costs	19(b)	177,202	36,616	9,569
Proceeds from exercise of warrants	19(c)	17,950	2,182	—
Proceeds from exercise of employee warrants	20	1,371	2,033	—
Settlement of convertible notes	15	(4,190)	—	—
Settlement of financial obligation	17	(9,500)	—	—
Restricted cash	13(a)	(15,477)	—	—
Repurchase of shares		—	(9,634)	—
Change in non-cash working capital	24	2,147	(1,393)	2,426
Net cash provided by financing activities		358,267	98,239	18,886
Impact of foreign currency translation		(1,171)	—	—
Change in cash and cash equivalents		31,216	6,443	3,962
Cash and cash equivalents, beginning of year		14,121	7,678	3,716
Cash and cash equivalents, end of period		45,337	14,121	7,678

See accompanying notes to the consolidated financial statements.

Sundial Growers Inc.

Notes to the Consolidated Financial Statements

For the year ended December 31, 2019

(Expressed in thousands of Canadian dollars, except where otherwise noted)

1.	Description of business

Sundial Growers Inc. (“Sundial” or the “Company”) was incorporated under the Business Corporations Act (Alberta) on August 19, 2006.

The Company’s head office is located at 200, 919 11th Avenue SW, Calgary, Alberta, Canada.

The principal activities of the Company are the production, distribution and sale of cannabis in Canada and the production, distribution and sale of ornamental flowers and herbs in the United Kingdom. The production, distribution and sale of cannabis was regulated by the Access to Cannabis for Medical Purposes Regulations (“ACMPR”) in Canada, up to and including October 16, 2018. On October 17, 2018, the ACMPR was superseded by the Cannabis Act which regulates the production, distribution, and possession of cannabis for both medical and adult recreational access in Canada. The Company is planning to expand its operations to jurisdictions outside of Canada where federally lawful and regulated, including subsidiaries which operate in Europe and the United Kingdom.

On August 1, 2019, the Company’s common shares began trading on the Nasdaq Global Select Market (“Nasdaq”) under the ticker symbol “SNDL”.

Sundial does not engage in any U.S. cannabis-related activities as defined in Canadian Securities Administrators Staff Notice 51-352.

Going concern assumption

These consolidated financial statements have been prepared on a going concern basis, which assumes that the Company will be able to realize its assets and discharge its liabilities in the normal course of business. The Company is an early-stage company, has accumulated significant losses and is in non-compliance with its loan covenants (note 13a) as at December 31, 2019. Furthermore, the Company and certain of its subsidiaries have a limited operating history and a history of negative cash flow from operating activities.

The Company has a Producer’s License at each of its two facilities, a license to sell live plants to other licensed producers and its standard processing and sales license from Health Canada. The Company has maintained compliance with all Health Canada’s requirements under these licenses.

The ability of the Company to continue as a going concern depends on Health Canada maintaining such licenses, the continued support of its lenders, its ability to achieve profitable operations and its ability to raise additional financing to fund current and future operating and investing activities. There is no assurance that the Company will be able to accomplish any of the foregoing objectives.

During the year ended December 31, 2019, the Company sourced the capital and liquidity to advance its strategic growth initiatives by way of the capital transactions described in notes 13, 14 and 19. At December 31, 2019, the Company was not in compliance with the interest coverage ratio covenant under its Syndicated Credit Agreement. As a result, as at December 31, 2019, the full principal amount of the Syndicated Credit Agreement and the full principal amount of the Term Debt Facility were classified as current liabilities on the Company’s statement of financial position. Additionally, based on the Company’s most recent financial projections, management is forecasting that the Company will be in violation of the Syndicated Credit Agreement debt covenants as at March 31, 2020, June 30, 2020 and September 30, 2020.

The Company has obtained a waiver under the Syndicated Credit Agreement for the December 31, 2019 interest coverage ratio covenant breach and a waiver for any corresponding breaches of the Term Debt Facility. Under the terms of the waivers, the Company has agreed that on or before April 15, 2020 it will (i) enter into a definitive purchase agreement related to the sale of Bridge Farm and (ii) enter into term sheets with the each of the respective lenders under the Syndicated Credit Agreement and Term Debt Facility that sets out a financing strategy for the Company. In addition, the requirement to maintain an interest reserve cash balance of $10.0 million was removed. The $10.0 million was applied as a permanent reduction to amounts outstanding under the Syndicated Credit Agreement on March 30, 2020. The Term Debt Facility lenders have also agreed to defer a minimum of $1.2 million of the $2.8 million interest payment due April 1, 2020 to April 20, 2020.

In addition, the Company continues to have discussions with its  lenders to provide certain amendments to the restrictive covenants and to defer principal payments for the remainder of 2020. Under the terms of our debt documents, we have until May 15, 2020 to deliver our financial results for the three months ended March 31, 2020 and associated compliance certification, and if we do not obtain a waiver of covenant compliance or similar relief before then, we will be in default under such agreements. We are in active dialogue with our lenders and have been able to obtain similar waivers in the past; however, there is no guarantee that we will be able to do so in the future. Any failure or delay in completing these amendments would have a significant negative impact on the Company’s liquidity and further impact the Company’s ability to operate as a going concern. In such a case, the Company would look to alternative sources of financing, delay capital

Sundial Growers Inc.

Notes to the Consolidated Financial Statements

For the year ended December 31, 2019

(Expressed in thousands of Canadian dollars, except where otherwise noted)

expenditures and/or evaluate potential asset sales, and potentially could be forced to curtail or cease operations or seek relief under the applicable bankruptcy or insolvency laws.

In addition, the Company will require additional financing in the near term. The Company has engaged financial advisors and is in negotiations with potential capital providers including sources of debt and/or equity. These negotiations have been negatively impacted by the effects that the Covid-19 pandemic is having, and is expected to continue to have, on the overall business environment and financial markets generally. The Company continues to advance these initiatives, however, there is no certainty as to their ultimate completion or the timing thereof.

These conditions, combined with the accumulated losses to date, indicate the existence of a material uncertainty that casts substantial doubt on the Company’s ability to continue as a going concern. These consolidated financial statements do not give effect to adjustments that would be necessary to the carrying values and classifications of assets and liabilities should the Company be unable to continue as a going concern.

After giving consideration to current initiatives, the use of the going concern assumption is considered appropriate and the Company’s consolidated financial statements have been prepared on a going concern basis.

2.	Basis of presentation
a)	Statement of compliance

These consolidated financial statements have been prepared in accordance with International Financial Reporting Standards (“IFRS”), as issued by the International Accounting Standards Board (“IASB”) and interpretations of the International Financial Reporting Interpretations Committee (“IFRIC”) in effect as of December 31, 2019, except as described in note 3.

During 2018, the Company changed its fiscal year end from February 28 to December 31 and accordingly a ten-month period ended December 31, 2018 is presented in these consolidated financial statements. The change in fiscal year was made to better align the Company’s reporting calendar with other publicly listed companies.

These consolidated financial statements have been prepared on a going concern basis (note 1), based on Management’s assessment that the Company will be able to realize its assets and discharge its liabilities in the normal course of business. These consolidated financial statements do not give effect to adjustments that would be necessary to the carrying values and classifications of assets and liabilities should the Company be unable to continue as a going concern.

Certain prior period amounts have been reclassified to conform to current year presentation. Specifically, the loss on financial obligation was included in finance costs in the prior year but has been disclosed as its own line item on the statement of comprehensive loss.

These consolidated financial statements were approved and authorized for issue by the Board of Directors (“Board”) on March 30, 2020.

b)	Basis of measurement

These consolidated financial statements have been prepared on a historical cost basis, except for biological assets and related inventory and certain financial instruments which are measured at fair value with changes in fair value recorded in earnings.

c)	Functional and presentation currency

These consolidated financial statements are presented in Canadian dollars, which is the functional and presentation currency of the Company and its Canadian based subsidiaries. Subsidiaries incorporated in the jurisdiction of England and Wales use the Great Britain Pound as its functional currency. Sundial Deutschland GmbH and Sundial Portugal, Unipessoal LDA use the European Euro as their functional currency. Transactions in currencies other than the functional currency are translated at the rate prevailing at the date of transaction. Monetary assets and liabilities that are denominated in foreign currencies are translated at the rate prevailing at each reporting date. Income and expense amounts are translated at the dates of the transactions.

In preparing the Company’s consolidated financial statements, the financial statements of foreign subsidiaries are translated into Canadian dollars, the functional currency of the Company. The assets and liabilities of foreign subsidiaries that do not have a functional currency of Canadian dollars, are translated into Canadian dollars using exchange rates at the reporting date. Revenues and expenses of foreign operations are translated into Canadian dollars using foreign exchange rates that approximate those on the date of the underlying transactions. Foreign

Sundial Growers Inc.

Notes to the Consolidated Financial Statements

For the year ended December 31, 2019

(Expressed in thousands of Canadian dollars, except where otherwise noted)

exchange differences from the translation of foreign subsidiaries into Canadian dollars are recognized in Other Comprehensive Income.

d)	Basis of consolidation

Subsidiaries are entities controlled by the Company. Control exists when the Company has the power, directly and indirectly, to govern the financial and operating policies of an entity and be exposed to the variable returns from its activities. The financial statements of subsidiaries are included in these consolidated financial statements from the date that control commences until the date that control ceases.

Subsidiaries	Jurisdiction of incorporation	Percentage ownership
Sprout Technologies Inc.	Alberta, Canada	100%
KamCan Products Inc.	British Columbia, Canada	100%
2011296 Alberta Inc.	Alberta, Canada	100%
Sundial Deutschland GmbH	Germany	100%
Sundial Portugal, Unipessoal LDA	Portugal	100%
Pathway Rx Inc.	Alberta, Canada	50%
2082033 Alberta Ltd.	Alberta, Canada	100%
SGI Managing Partner Inc.	Alberta, Canada	100%
SGI Partnership	Alberta, Canada	99.99%
Sundial UK Limited	England and Wales	100%
Project Seed Topco	England and Wales	100%
Project Seed Bidco	England and Wales	100%
Bridge Farm Nurseries Limited	England and Wales	100%
Neame Lea Nursery Limited	England and Wales	100%
Neame Lea Marketing Limited	England and Wales	100%
Neame Lea Fresh Limited	England and Wales	100%
Zyon UK Flowers and Plants Limited	England and Wales	100%

3.	Significant accounting policies

The accounting policies set out below have been applied consistently to all periods presented in these consolidated financial statements.

Cash and cash equivalents

Cash and cash equivalents include cash on hand, deposits held with banks and other short-term liquid investments with maturities of less than 90 days.

Restricted cash and cash equivalents

Restricted cash is recorded as current assets representing the minimum balance required in accordance with the Syndicated Credit Agreement for interest coverage and funds held in trust by the Town of Olds, Alberta in accordance with municipal regulations related to the granting of a building permit.

Biological assets

The Company’s biological assets consist of cannabis plants and ornamental flowers. The Company capitalizes all direct and indirect costs related to the biological transformation of the biological assets between the point of initial recognition and the point of harvest, including labour related costs, grow consumables, materials, utilities, facilities costs, depreciation and quality and testing costs. Biological assets are then recorded at fair value and consist of cannabis plants in various stages of vegetation, including cannabis clones which have not been harvested. Net unrealized changes in fair value of biological assets less cost to sell during the period are included in the results of operations for the related period. Biological assets are valued in accordance with IAS 41 and are presented at their fair values less costs to sell up to the point of harvest. The fair values are determined using a model which estimates the expected harvest yield in grams for plants currently being cultivated, and then adjusts the amount for the expected selling price less costs to sell per gram. The fair value measurements for biological assets have been categorized as Level 3 fair values based on the inputs to the valuation technique used. Our method of accounting for biological assets attributes value accretion on a straight-line basis throughout the life of the biological asset from initial cloning to the point of harvest. The estimated expected harvest yield is based on assumptions of the estimated yield per plant and the weighted average number of growing weeks completed as a percentage of total expected growing weeks as at year end. These estimates are subject to volatility in market prices

Sundial Growers Inc.

Notes to the Consolidated Financial Statements

For the year ended December 31, 2019

(Expressed in thousands of Canadian dollars, except where otherwise noted)

and several uncontrollable factors, which could significantly affect the fair value of biological assets in future periods. Differences from the anticipated yield will be reflected in the net change in fair value of biological assets in future periods.

Inventory

Inventories of harvested cannabis are valued at the lower of cost and net realizable value. Inventories of harvested cannabis are transferred from biological assets at their fair value less cost to sell up to the point of harvest, which becomes the initial deemed cost. All subsequent direct and indirect post-harvest costs are capitalized to inventory as incurred, including labor related costs, consumables, materials, packaging supplies, utilities, facilities costs, as well as quality and testing costs. Net realizable value is determined as the estimated selling price in the ordinary course of business less the estimated costs of completion and the estimated costs necessary to make the sale. Inventories for resale and cannabis supplies and consumables are initially valued at cost and subsequently at the lower of cost and net realizable value.

The valuation of biological assets at the point of harvest is used as the measurement basis for all cannabis-based inventory and, thus, any critical estimates and judgements related to the valuation of biological assets are also applicable to inventory. The valuation of work-in-progress and finished goods also requires the estimate of conversion costs incurred, which become part of the carrying amount of the inventory. We must also determine if the cost of any inventory exceeds its net realizable value, such as cases where prices have decreased, or inventory has spoiled or has otherwise been damaged.

Property, plant, and equipment

Property, plant and equipment are carried at cost less accumulated depreciation, less any recognized impairment losses. The cost of additions, betterments, renewals, and interest during construction is capitalized. Each part of an component of property, plant and equipment with a cost that is significant in relation to the total cost of the component is depreciated separately. When the cost of replacing a portion of a component of property and equipment is capitalized, the carrying amount of the replaced component is derecognized.

Depreciation of construction in progress assets commences when the assets are ready for their intended use or when a Health Canada producer’s license is granted. The assets’ residual values and useful lives are reviewed, and adjusted as appropriate, at the end of each reporting period. Changes in the expected useful life or the expected pattern of consumption of future economic benefits embodied in the asset are accounted for by adjusting the depreciation period or method, as appropriate, and are treated as changes in accounting estimates.

Any gain or loss arising on the disposal or retirement of a component of property and equipment is determined as the difference between the sale proceeds and the carrying amount of the asset and is recognized in the consolidated statements of loss and comprehensive loss.

Property, plant and equipment are depreciated as they become available for use. Buildings are not depreciated until a producer’s license is obtained. For assets available for use, depreciation is computed using the straight-line method over the estimated useful life of the assets, as described below:

Land	n/a
Production facilities	20 years
Equipment	2 to 10 years
Right-of-use assets	Lease term
Construction in progress	n/a

Intangible assets

Intangible assets are recorded at cost less accumulated amortization and impairment losses, if any. Intangible assets acquired in a business combination are measured at fair value at the acquisition date. Amortization of definite life intangibles is provided on a straight-line basis over their estimated useful lives, once the intangible asset is available for use, as described below. If the intangible asset is not yet available for use it will be tested for impairment on an annual basis in accordance with IAS 38.

The Company’s intangible assets are comprised of the following:

•

Intellectual property purchased from Sun 8 Holdings Inc. consisting of world-wide proprietary rights to certain cannabis brands, including patents, copyrights and trademarks with a useful life of 15 years.

•	Intellectual property acquired through the acquisition of Pathway RX Inc. consisting of proprietary rights to certain technology, copyrights and trademarks with a useful life of 20 years.
•	Intellectual property acquired through the acquisition of Bridge Farm consisting of customer relationships and brands with useful lives of 3 to 20 years.

Sundial Growers Inc.

Notes to the Consolidated Financial Statements

For the year ended December 31, 2019

(Expressed in thousands of Canadian dollars, except where otherwise noted)

Impairment of assets

Management assesses and continually monitors internal and external indicators of impairment relating to our assets. The assessment of indicators of impairment takes into account various factors including the likelihood of obtaining future licenses from Health Canada, the demand for cannabis for medical and adult-use purposes, the price of cannabis, and changes in market discount rates.

(i)	Financial assets

We apply an expected credit loss, or ECL, model to all debt financial assets not held at fair value through profit and loss, or “FVTPL”, where credit losses that are expected to transpire in futures years are provided for, irrespective of whether a loss event has occurred or not as at the statement of financial position date. For trade receivables, we have applied the simplified approach under IFRS 9 and have calculated ECLs based on lifetime expected credit losses, taking into consideration historical credit loss experience and financial factors specific to the debtors and general economic conditions. ECL’s are a probability-weighted estimate of credit losses. Credit losses are measured as the present value of the difference between the cash flows due in accordance with the contract and the cash flow we expect to receive. ECL’s are discounted at the effective interest rate of the financial asset.

(ii)	Non-financial assets

The carrying amounts of our property, plant and equipment and intangible assets are assessed for impairment indicators at each reporting period end to determine whether there is an indication that such assets have experienced impairment. If such indication exists, the recoverable amount of the asset is estimated in order to determine the extent of the impairment loss, if any.

An impairment loss is recognized for the amount by which the asset’s carrying amount exceeds its recoverable amount. The recoverable amount is the higher of an asset’s or group of assets estimated fair value less costs to sell and its value in use. For the purposes of assessing impairment, assets are grouped at the lowest levels for which there are separately identifiable independent cash inflows (a cash generating unit, or CGU).

Where an impairment loss is subsequently determined to have reversed, the carrying amount of the asset (or CGU) is adjusted to the revised estimate of its recoverable amount but limited to the carrying amount that would have been determined had no impairment loss been recognized for the asset (or CGU) previously. A reversal of an impairment loss is recognized immediately in the statements of comprehensive loss.

Financial instruments

The Company classifies the fair value of financial instruments according to the following hierarchy based on the amount of observable inputs used to value the instruments:

Level 1 – unadjusted quoted prices in active markets for identical assets or liabilities. An active market for an asset or liability is a market in which transactions for the asset or liability occur with sufficient frequency and volume to provide pricing information on an ongoing basis.

Level 2 – quoted prices for similar assets or liabilities; quoted prices in markets that are not active; or other inputs that are observable or can be corroborated by observable market data for substantially the full term of the assets or liabilities.

Level 3 – unobservable inputs that are supported by little or no market activity and that are significant to the fair value of the assets or liabilities.

Financial assets and liabilities are recognized when the Company becomes a party to the contractual provisions of the instrument. A financial asset or liability is measured initially at fair value plus, for an item not measured at FVTPL, transaction costs that are directly attributable to its acquisition or issuance.

(i)	Financial assets

At initial recognition, a financial asset is classified and measured at: amortized cost, FVTPL or Fair Value Through Other Comprehensive Income depending on the business model and contractual cash flows of the instrument.

Financial assets are derecognized when the rights to receive cash flows from the assets have expired or have been transferred and the Company has transferred substantially all risks and rewards of ownership. A substantial modification to the terms of an existing financial asset results in the derecognition of the financial asset and the recognition of a new financial asset at fair value. In the event that the modification to the terms of an existing financial asset do not result in a substantial difference in the contractual cash flows the gross carrying amount of the financial asset is recalculated and the difference resulting from the adjustment in the gross carrying amount is recognized in earnings or loss.

Sundial Growers Inc.

Notes to the Consolidated Financial Statements

For the year ended December 31, 2019

(Expressed in thousands of Canadian dollars, except where otherwise noted)

The Company’s cash and cash equivalents, restricted cash and accounts receivable are measured at amortized cost. The Company has no financial assets measured at FVTPL or Fair Value Through Other Comprehensive Income.

(ii)	Financial liabilities

Financial liabilities are initially measured at amortized cost or FVTPL. Accounts payable and accrued liabilities are initially recognized at the amount required to be paid less any required discount to reduce the payables to fair value. Long-term debt is recognized initially at fair value, net of any transaction costs incurred, and subsequently at amortized cost using the effective interest method.

Financial liabilities are derecognized when the liability is extinguished. A substantial modification of the terms of an existing financial liability is recorded as an extinguishment of the original financial liability and the recognition of a new financial liability. The difference between the carrying amount of a financial liability extinguished and the consideration paid is recognized in earnings or loss. Where a financial liability is modified in a way that does not constitute an extinguishment, the modified cash flows are discounted at the liability’s original effective interest rate. Transaction costs paid to third parties in a modification are amortized over the remaining term of the modified debt.

The Company’s accounts payable and accrued liabilities and long-term debt are measured at amortized cost. The Company’s convertible notes were designated as FVTPL upon initial recognition as the notes contained multiple embedded derivatives. The Company’s contingent consideration is designated as FVTPL.

Non-monetary transactions

All non-monetary transactions are measured at the fair value of the asset surrendered or the asset received, whichever is more reliable, unless the transaction lacks commercial substance, or the fair value cannot be reliably established. The lack of commercial substance requirement is met when the future cash flows are expected to change significantly as a result of the transaction. When the fair value of a non-monetary transaction cannot be reliably measured, it is recorded at the carrying amount (after reduction, when appropriate, for impairment) of the asset given up, adjusted by the fair value of any monetary consideration received or given. When the asset received or the consideration given consists of shares in an actively traded market, the value of those shares will be considered fair value.

Repurchase of common shares

The repurchase of common shares are recorded at the value of the consideration given. All common shares repurchased are cancelled. Any excess of the purchase price over the carrying amount will be charged to accumulated deficit as share repurchase premiums.

Compound financial instruments

The liability component of a compound financial instrument is recognized initially at the fair value of a similar liability which does not have an equity conversion option. The equity component is recognized initially as the difference between the fair value of the compound financial instrument taken as a whole and the fair value of the liability component. Any directly attributable transaction costs are allocated to the liability and equity components in proportion to their initial carrying amounts.

Subsequent to initial recognition, the liability component of a compound financial instrument is measured at amortized cost using the effective interest method. The equity component of a compound financial instrument is not re-measured subsequent to initial recognition.

Interest and losses and gains relating to the financial liability are recognized in the consolidated statements of loss and comprehensive loss. On conversion, the financial liability is reclassified to equity; no gain or loss is recognized on conversion.

Convertible notes are compound financial instruments which are accounted for separately by their components: a financial liability and an equity instrument. The financial liability, which represents the obligation to pay coupon interest on the convertible notes in the future, is initially measured at its fair value and subsequently measured at amortized cost. The residual amount is accounted for as an equity instrument at issuance.

The identification of the components of convertible notes is based on interpretations of the substance of the contractual arrangement and therefore requires judgement from management. The determination of the fair value of the liability is also based on various assumptions, including contractual future cash flows, discount rates and the presence of any derivative financial instruments.

Revenue

Under IFRS 15, to determine the amount and timing of revenue to be recognized, we follow a five-step model:

1.Identifying the contract with a customer

Sundial Growers Inc.

Notes to the Consolidated Financial Statements

For the year ended December 31, 2019

(Expressed in thousands of Canadian dollars, except where otherwise noted)

2.Identifying the performance obligations

3.Determining the transaction price

4.Allocating the transaction price to the performance obligations

5.Recognizing revenue when/as performance obligations are satisfied

Gross revenue from the direct sale of cannabis for a fixed price is recognized when we transfer control of the goods to the customer. The transfer of control is specific to each contract and can range from the point of delivery to a specified length of time for the customer to accept the goods. Gross revenue from the sale of ornamental flowers and herbs is recognized when we transfer control of the goods to the customer, which is at the point of delivery.

For contracts that permit the customer to return goods, revenue is recognized to the extent that it is highly probable that a significant reversal in the amount of cumulative revenue recognized will not occur. Therefore, the amount of revenue recognized is adjusted for expected returns, which are estimated based on historical data and management’s expectation of future returns. In these circumstances, a refund liability and a right to recover returned goods asset are recognized. The right to recover returned goods asset is measured at the former carrying amount of the inventory less any expected costs to recover goods. The refund liability is included in accounts payable and accrued liabilities and the right to recover returned goods is included in inventory. The Company reviews its estimate of expected returns at each reporting date and updates the amounts of the asset and liability accordingly.

Gross revenue earned in Canada includes excise taxes, which we pay as principal, but excludes duties and taxes collected on behalf of third parties. Net revenue is gross revenue less excise taxes. Gross revenue is recognized to the extent that it is highly probable that a significant reversal will not occur. Therefore, gross revenue is stated net of expected price discounts, allowances for customer returns and certain promotional activities and similar items. Generally, payment of the transaction price is due within credit terms that are consistent with industry practices, with no element of financing.

Research and development

Research costs are expensed in the period incurred. Development costs are expensed in the period incurred unless the Company believes a development project meets the generally accepted criteria for deferral and amortization of IAS 38 “Intangible Assets”. Research and development costs comprise consulting fees and license acquisition fees. No development costs have been capitalized as at December 31, 2019 or December 31, 2018.

Share-based compensation

The fair value of share-based compensation expenses is estimated using the Black-Scholes pricing model and relies on a number of estimates, such as the expected life of the warrant, the volatility of the underlying share price, the risk-free rate of return and the estimated rate of forfeiture of warrants granted. Share-based compensation expense includes the expense for the issue of simple and performance warrants to employees, directors, and others at the discretion of our board of directors. Given the absence of an active trading market for the Company’s common shares prior to its initial public offering, determining the fair value of the Company’s common shares required our board of directors to make complex and subjective judgments. Our board of directors, with input from management, exercised significant judgment and considered numerous objective and subjective factors to determine the fair value of the Company’s common shares as of the date of each grant. For periods prior to January 1, 2019, the fair value of share-based compensation expense was primarily estimated using the value of the equity or convertible security issued to third parties for cash within a reasonable period of time of the grant to the employee. Subsequent to January 1, 2019, the fair value of share-based compensation expenses was estimated using the value of the equity or convertible security issued to third parties for cash within a reasonable period of time of the grant to the employee, as well as, other factors, including: the Company’s stage of development; the impact of significant corporate events, operational changes or milestones; material risks related to the business; the Company’s financial condition and operating results, including its revenue, history of net losses and levels of available capital resources; equity market conditions affecting comparable public companies; general U.S. market conditions; the likelihood and potential timing of achieving a liquidity event or completing an offering of common shares, such as an initial public offering; and the instruments involved illiquid securities of a private company. Subsequent to the Company’s IPO on August 6, 2019, the fair value of the Company’s shares is based on public trading data. In determining the amount of share-based compensation expense, the Company utilized the Black-Scholes pricing model and relies on a number of estimates, such as the expected life of the warrant, the volatility of the underlying share price, the risk-free rate of return and the estimated rate of forfeiture of warrants granted.

Income taxes

Income taxes are recognized in the consolidated statements of loss and comprehensive loss, except to the extent that they relate to items recognized directly in equity, in which case the tax is recognized in equity.

Current taxes are generally the expected income tax payable on taxable income for the reporting period, calculated using rates enacted or substantively enacted at the consolidated statements of financial position dates, and includes any adjustment to income tax payable or recoverable in respect of previous periods.

Sundial Growers Inc.

Notes to the Consolidated Financial Statements

For the year ended December 31, 2019

(Expressed in thousands of Canadian dollars, except where otherwise noted)

Uncertain income tax positions are accounted for using the standards applicable to current income tax assets and liabilities. Liabilities and assets are recorded to the extent they are deemed to be probable.

Deferred tax is recognized using the asset and liability method, based on temporary differences between financial statement carrying amounts of assets and liabilities, and their respective income tax bases. Deferred tax is determined using tax rates that have been enacted or substantively enacted by the consolidated statements of financial position date and are expected to apply when the related deferred tax asset is realized, or the deferred tax liability is settled. Deferred tax is not accounted for where it arises from initial recognition of an asset or liability in a transaction other than a business combination which, at the time of the transaction, affects neither accounting nor taxable income (loss). The amount of deferred tax recognized is based on the expected manner and timing of realization or settlement of the carrying amount of assets and liabilities. Deferred tax assets are recognized only to the extent that it is probable that future taxable income will be available for which the temporary differences can be utilized. Deferred tax assets are reviewed at each consolidated statements of financial position date and adjusted to the extent that it is no longer probable that the related tax benefit will be realized.

Current tax assets and liabilities are offset when the Company has a legally enforceable right to offset the recognized amounts and intends either to settle on a net basis or to realize the asset and settle the liability simultaneously.

Business combinations

Business combinations are accounted for using the acquisition method of accounting when the acquired assets meet the definition of a business. The acquired identifiable assets and liabilities and contingent liabilities assumed in a business combination are measured at their fair values at the acquisition date. The cost of an acquisition is measured as cash paid and the fair value of assets given, equity instruments issued and liabilities incurred or assumed at the acquisition date. Any excess of the cost of acquisition over the fair value of the identifiable assets, liabilities and contingent liabilities acquired is recorded as goodwill. If the cost of the acquisition is less than the fair value of the net assets acquired, the difference is recognized immediately in net income. Transactions costs associated with business combinations are expensed as incurred.

Goodwill

The Company records goodwill relating to a business combination when the purchase price exceeds the fair value of the net identifiable assets and liabilities of the acquired business. The goodwill balance is assessed for impairment annually or when facts and circumstances indicate that it is impaired. Goodwill is tested for impairment at a CGU level by comparing the carrying amount to the recoverable amount, which is determined as the greater of fair value less costs of disposal and value in use. Any excess of the carrying amount over the recoverable amount is the impaired amount. The recoverable amount estimates are categorized as Level 3 according to the fair value hierarchy. Impairment charges are recognized in net income. Goodwill is reported at cost less any accumulated impairment. Goodwill impairments are not reversed.

Non-controlling interests

The Company recognizes non-controlling interests in an acquired entity either at fair value or at the non-controlling interest’s proportionate share of the acquired entity’s net identifiable assets, determined on an acquisition-by-acquisition basis.

New accounting standards

The Company has adopted the following standards effective January 1, 2019:

(a)	IFRS 16, Leases

On January 1, 2019, the Company adopted IFRS 16, “Leases” using the modified retrospective approach which replaces IAS 17 Leases, which came into effect for annual periods beginning on or after January 1, 2019. The modified retrospective approach does not require restatement of comparative financial information as it recognizes the cumulative effect on transition as an adjustment to opening retained earnings and applies the standard prospectively. Comparative information in the Company's consolidated statements of financial position, consolidated statements of loss and comprehensive loss, consolidated statements of changes in equity, and consolidated statements of cash flows has not been restated.

Under the new standard, a contract is, or contains, a lease if the contract conveys the right to control the use of an identified asset for a period of time in exchange for consideration. The Company recognizes a right-of-use asset and a lease obligation at the lease commencement date. The right-of-use asset is initially measured at cost, and subsequently at cost less any accumulated depreciation and impairment losses and adjusted for certain remeasurements of the lease obligation. Depreciation is recognized on the lease asset over the shorter of the estimated useful life of the asset or the lease term. The lease obligation is initially measured at the present value of the lease payments that have not been paid at the commencement date, discounted at the rate implicit in the lease or,

Sundial Growers Inc.

Notes to the Consolidated Financial Statements

For the year ended December 31, 2019

(Expressed in thousands of Canadian dollars, except where otherwise noted)

if that rate cannot be readily determined, the Company’s incremental borrowing rate. The lease obligation is subsequently increased by the interest cost on the lease obligation and decreased by lease payments made. Lease payments are allocated between the liability and interest expense. Interest expense is recognized on the lease obligation using the effective interest rate method and payments are applied against the lease obligation.

The carrying amounts of the right-of-use assets, lease obligations, and the resulting interest and depreciation expense are based on the implicit interest rate within the lease arrangement or, if this information is unavailable, the incremental borrowing rate. Incremental borrowing rates are based on judgments including economic environment, term, and the underlying risk inherent to the asset.

Impacts on Transition

The lease assets were initially recognized at an amount equal to the discounted lease payments using an incremental borrowing rate of 5.95%.

The adoption of IFRS 16 using the modified retrospective approach allowed the Company to use the following practical expedients in determining the opening transition adjustment:

•	The weighted average incremental borrowing rate in effect at January 1, 2019 was used as opposed to the rate in effect at inception of the lease;
•	Leases with a term of less than 12 months as at January 1, 2019 were accounted for as short-term leases;
•	Leases with an underlying asset of low value are recorded as an expense and not recognized as a lease asset; and
•	Leases with similar characteristics were accounted for as a portfolio using a single discount rate.

The cumulative effect of initial application of the standard was to recognize a $1.3 million increase to right-of-use assets ("Lease assets"), and a $1.3 million increase to lease obligations. The impact on transition is summarized below:

January 1, 2019
Lease assets	1,333
Lease obligations	1,333

On transition to IFRS 16, a reconciliation of the lease assets and lease obligations recognized by the Company is as follows:

Lease assets	January 1, 2019
Net book value of lease assets recognized at December 31, 2018	227
Discounted using the implicit rate at January 1, 2019	212
Add: Lease assets recognized at January 1, 2019	1,121
Lease assets recognized at January 1, 2019	1,333

Lease obligations	January 1, 2019
Operating lease commitment at December 31, 2018	1,144
Discounted using the implicit rate at January 1, 2019	1,121
Add: Finance lease liabilities recognized at January 1, 2019	212
Lease obligations recognized at January 1, 2019	1,333
(b)	Amendments to definition of a business under IFRS 3

In October 2018, the International Accounting Standards Board (IASB) issued amendments to the definition of a business in IFRS 3 Business Combinations. These amendments are intended to assist entities to determine whether a transaction should be accounted for as a business combination or as an asset acquisition.

IFRS 3 continues to adopt a market participant’s perspective to determine whether an acquired set of activities and assets is a business. The amendments include the following:

•	Clarify the minimum requirements for a business;
•	Remove the assessment of whether market participants are capable of replacing any missing elements;
•	Add guidance to help entities assess whether an acquired process is substantive;
•	Narrow the definition of a business and of outputs; and
•	Introduce an optional fair value concentration test.

Sundial Growers Inc.

Notes to the Consolidated Financial Statements

For the year ended December 31, 2019

(Expressed in thousands of Canadian dollars, except where otherwise noted)

The IASB also added examples to illustrate the application of the guidance in IFRS on the definition of a business. The amendments to IFRS 3 are effective for annual reporting periods beginning on or after January 1, 2020 with early adoption permitted.

4.	Significant accounting estimates, assumptions and judgements

The preparation of these consolidated financial statements in accordance with IFRS requires management to make judgements, estimates and assumptions that affect the application of accounting policies and the reported amounts of assets, liabilities, income and expenses. Actual results may differ from these estimates.

Judgement is used mainly in determining whether a balance or transaction should be recognized in the consolidated financial statements. Estimates and assumptions are mostly used in determining the measurement of recognized transactions and balances. However, judgements and estimates are often interrelated.

Judgements, estimates and assumptions are continually evaluated and are based on factors including expectations of future events that are believed to be reasonable under the circumstances. Revisions to accounting estimates are recognized in the period in which the estimates are revised and in future periods affected.

Judgements, assumptions and estimation uncertainties that have a significant risk of resulting in a material adjustment include the following:

Impairments

CGU’s are defined as the lowest grouping on integrated assets that generate identifiable cash inflows that are largely independent of the cash inflows of other assets or groups of assets. The classification of assets into CGU’s requires significant judgement and interpretations with respect to the integration between assets, the existence of active markets, external users, shared infrastructures and the way in which management monitors the Company’s operations.

The recoverable amounts of CGU’s and individual assets have been determined as the higher of the CGU’s or the asset’s fair value less costs of disposal and its value in use. These calculations require the use of estimates and assumptions and are subject to changes as new information becomes available including information on the likelihood of obtaining future licenses from Health Canada, demand for cannabis for recreational and medical purposes, future selling prices, expected sales volumes, discount rates and future development and operating costs. Changes in assumptions used in determining the recoverable amount could affect the carrying value of the related assets and CGU’s.

Biological assets and inventory

Biological assets, comprising cannabis plants, agricultural product consisting of cannabis and ornamental flowers, are measured at fair value less costs to sell up to the point of harvest.

Determination of the fair values of the biological assets and the agricultural product requires the Company to make assumptions about how market participants assign fair values to these assets. These assumptions primarily relate to the level of effort required to bring the cannabis up to the point of harvest, costs to convert the harvested cannabis to finished goods, sales price, risk of loss, expected future yields from the cannabis plants and estimating values during the growth cycle.

The valuation of biological assets at the point of harvest is used as the measurement basis for all cannabis-based inventory and thus any critical estimates and judgements related to the valuation of biological assets are also applicable to inventory. The valuation of work-in-progress and finished goods also requires the estimate of conversion costs incurred, which become part of the carrying amount of the inventory. The Company must also determine if the carrying value of any inventory exceeds its net realizable value, such as cases where prices have decreased, or inventory has spoiled or has otherwise been damaged.

Revenue

Government customers typically have a right of product return, and in some cases, the right to pricing adjustments for products that are subsequently discounted or sold for a lower price in another jurisdiction. Licensed Producers can, in some cases, have a right of product return or warranty period. The estimate of potential future returns and pricing adjustments includes the use of estimates and assumptions and are subject to change as new information becomes available.

Deferred tax assets

Deferred tax assets, including those arising from tax loss carry-forwards, require management to assess the likelihood that the Company will generate sufficient taxable earnings in future periods in order to utilize recognized deferred tax assets. Assumptions about the generation of future taxable profits depend on management’s estimates of future cash

Sundial Growers Inc.

Notes to the Consolidated Financial Statements

For the year ended December 31, 2019

(Expressed in thousands of Canadian dollars, except where otherwise noted)

flows. In addition, future changes in tax laws could limit the ability of the Company to obtain tax deductions in future periods. To the extent that future cash flows and taxable income differ significantly from estimates, the ability of the Company to realize the net deferred tax assets recorded at the reporting date could be affected.

Share-based compensation

The fair value of share-based compensation expenses is estimated using the Black-Scholes pricing model and relies on a number of estimates, such as the expected life of the warrant, the volatility of the underlying share price, the risk-free rate of return and the estimated rate of forfeiture of warrants granted.

Convertible instruments

Convertible notes are compound financial instruments which are accounted for separately by their components: a financial liability and an equity instrument. The financial liability, which represents the obligation to pay coupon interest on the convertible notes in the future, is initially measured at its fair value and subsequently measured at amortized cost. The residual amount is accounted for as an equity instrument at issuance.

The identification of the components of convertible notes is based on interpretations of the substance of the contractual arrangement and therefore requires judgement from management. The separation of the components affects the initial recognition of the convertible debenture at issuance and the subsequent recognition of interest on the liability component. The determination of the fair value of the liability is also based on various assumptions, including contractual future cash flows, discount rates and the presence of any derivative financial instruments.

Financial obligations

The financial obligation arising pursuant to a royalty agreement, requires management to make assumptions and use judgement in determining the generation of future revenues and an appropriate discount rate.

Acquisitions

The Company assesses whether an acquisition should be accounted for as an asset acquisition or a business combination under IFRS 3. This assessment requires management to make judgements on whether the assets acquired and liabilities assumed constitute a business as defined in IFRS 3 and if the integrated set of activities, including inputs and processes acquired, is capable of being conducted and managed as a business and the Company obtains control of the business inputs and processes.

Fair value of assets acquired and liabilities assumed in a business combination

The fair value of assets acquired and liabilities assumed in a business combination, including contingent consideration and goodwill, is estimated based on information available at the date of acquisition. Various valuation techniques are applied for measuring fair value including market comparables and discounted cash flows which rely on assumptions such as future selling prices, expected sales volumes, discount rates and future development and operating costs. Changes in these variables could significantly impact the carrying value of the net assets. Specific judgement is required in the identification of intangible assets.

5.	Business acquisitions
(a)	Acquisition of Bridge Farm

On February 22, 2019, the Company, through its wholly owned subsidiary, Sundial UK Limited, signed a Sale and Purchase Agreement (“SPA”) to acquire all the issued and outstanding shares of Project Seed Topco (“Bridge Farm”) a private company located in the United Kingdom of Great Britain and Northern Ireland (“UK”). Bridge Farm was acquired to expand the Company’s business to cannabidiol (“CBD”) extraction and production, subject to certain regulatory, licensing and other restrictions, to launch CBD sales in the UK. The acquisition closed on July 2, 2019.

The acquisition consideration was comprised of:

(i)	Cash consideration in the amount of $77.0 million (£45.0 million);
(ii)

The issuance of 2.4 million common shares valued at $37.2 million based on the fair value of a common share of the Company on the closing date and contingent consideration of $8.4 million representing the value of incremental shares potentially issuable on the one year anniversary of the closing date; and

(iii)

Contingent consideration valued at $7.2 million representing the fair value of earn-out payments ranging from nil to a maximum of an additional 1.6 million common shares of the Company based on a prescribed formula based on future earnings.

Sundial Growers Inc.

Notes to the Consolidated Financial Statements

For the year ended December 31, 2019

(Expressed in thousands of Canadian dollars, except where otherwise noted)

The Company has engaged independent valuation experts to assist in determining the fair value of certain assets acquired and liabilities assumed and related deferred income tax impacts.

The fair value of the assets and liabilities acquired was as follows:

	July 2, 2019	Adjustments	December 31, 2019
Cash	77,023	—	77,023
Issuance of common shares	37,248	—	37,248
Contingent consideration	15,630	361	15,991
	129,901	361	130,262

The purchase price was allocated as follows:

	July 2, 2019	Adjustments	December 31, 2019
Accounts receivable	7,403	—	7,403
Inventory	469	1	470
Biological assets	1,233	55	1,288
Property, plant and equipment	57,717	651	58,368
Intangible assets	25,636	(165)	25,471
Accounts payable	(14,293)	—	(14,293)
Long term debt	(33,618)	—	(33,618)
Lease obligations	(15,567)	388	(15,179)
Deferred income tax liability	(3,038)	(1,317)	(4,355)
Goodwill	103,959	748	104,707
	129,901	361	130,262

The Company recorded adjustments to the fair value in the fourth quarter of 2019 to reflect facts and circumstances in existence at the date of the acquisition. These adjustments primarily relate to changes in preliminary valuation assumptions, including refinement of biological assets, intangible assets and deferred income tax liability based on new information that became available that existed at the date of the acquisition. All measurement period adjustments were offset to goodwill.

On October 10, 2019, the earn-out payment terms whereby the sellers would be entitled to earn from nil to a maximum of an additional 1.6 million common shares based on a prescribed formula based on future earnings were replaced with the following terms:

(i)	Common shares of 320,000 earned upon the commissioning of the woodfired boilers at Lay Lake Phase 2 with confirmation that grant funding would be secured;
(ii)	Common shares of 320,000 earned upon completion of the Clay Lake Phase 2 facility before March 30, 2020;
(iii)	Common shares of 320,000 earned upon completing a budget for Clay Lake Phase 3;
(iv)	Common shares of 320,000 earned upon the acquisition of the minority interest in Zyon Plants and Flowers Limited;
(v)	Common shares of 320,000 earned upon the passage of 18 months from the amendment date

During the year ended December 31, 2019, the fair value of the incremental share portion of the contingent consideration was adjusted to $27.5 million and the fair value of the earn out portion was adjusted to $5.0 million. These adjustments resulted in a loss on contingent consideration of $18.6 million.

The financial statements incorporate the operations of Bridge Farm commencing July 2, 2019. During the period July 2, 2019 to December 31, 2019, the Company recorded revenues of $12.3 million and a net loss of $124.5 million relating to the operations of Bridge Farm, which includes the $100.3 million goodwill impairment noted below.

Had the acquisition closed on January 1, 2019, management estimates that for the period January 1, 2019 to July 1, 2019, revenue would have increased by an additional $23.7 million and net loss would have increased by $19.5 million, In determining these amounts, management assumes the fair values on the date of acquisition would have been the same if the acquisition had occurred on January 1, 2019.

(b)	Bridge Farm goodwill impairment

At December 31, 2019, the Company recorded a goodwill impairment of $100.3 million based on significant delays and uncertainties in the licensing and regulatory framework in the U.K. The goodwill impairment was recognized in the Bridge Farm CBD CGU and is the full amount of goodwill that was attributable to this CGU. The Bridge Farm CBD CGU is the business line focused on developing a CBD business in the U.K. The recoverable amount of the CGU was determined to be its fair value less costs of disposal and is categorized as level 3 in the fair value hierarchy.

Sundial Growers Inc.

Notes to the Consolidated Financial Statements

For the year ended December 31, 2019

(Expressed in thousands of Canadian dollars, except where otherwise noted)

Management has determined that because the Bridge Farm acquisition was completed within the last 12 months and that the Clay Lake assets are newly constructed, the fair value less costs of disposal would not be lower than the carrying amount of the tangible assets.

(c)	Acquisition of Pathway Rx

On March 13, 2019, the Company acquired 50% of the issued and outstanding shares of Pathway RX Inc. (“Pathway”), which was a private company.

Pathway was acquired to develop cannabis-based pharmaceutical drugs to treat symptoms associated with a wide range of medical conditions.

The purchase price was as follows:

Issuance of common shares	2,601
Contingent consideration (i)	2,279
4,880
(vi)

Contingent consideration valued at $2.3 million representing the granting of up to 280,000 warrants to purchase common shares of the Company at an exercise price of $1.81 per share, subject to the achievement of certain milestone gross revenue derived from the Pathway Royalty Activities, which has been presented on the consolidated statement of financial position as contingent consideration in the form of equity.

The purchase price was allocated as follows:

	March 13, 2019	Adjustments	December 31, 2019
Intangible assets	13,368	184	13,552
Accounts payable and accrued liabilities	—	(184)	(184)
Deferred tax liability	(3,609)	—	(3,609)
Non-controlling interest (50%)	(4,879)	—	(4,879)
	4,880	—	4,880

The shares in Pathway were acquired by issuance of 296,800 common shares of the Company at a price of $8.76 per common share to the acquired company’s existing shareholders. In conjunction with the acquisition, the Company entered into a license agreement that provides for use of Pathway’s intellectual property in exchange for:

(i)

A royalty of 3% of gross revenues derived from activities which use the intellectual property that is the subject matter of the license agreement (“Pathway Royalty Activities”), which royalty percentage is increased to 5% of gross revenues derived from Pathway Royalty Activities upon the achievement of certain gross revenue milestones in one calendar year;

(ii)	50% of net revenues received from the Company from the sale of certain of the licensed products or the use of certain licensed intellectual property; and
(iii)	A fixed payment of $1.4 million, payable in quarterly installments of $87,500 over the first four years of the term of the agreement.

Pathway consisted solely of intellectual property comprising the identifiable net assets of the entity. The non-controlling interest recognized at the acquisition date was recorded at their proportionate 50% share of the fair value of the identifiable net assets. Net loss attributable to the non-controlling interest for the year ended December 31, 2019 was $165.0 thousand.

Subsequent to recording the purchase price allocation, the deferred tax liability was adjusted to nil with the offsetting adjustment to income tax recovery on the basis that both the Company and the acquired private company are subject to income tax under the same taxation authority.

The Company recorded adjustments to the preliminary fair value to reflect facts and circumstances in existence as of the date of acquisition. These adjustments primarily related to accounts payable and accrued liabilities based on new information available that existed at the date of acquisition. These measurement adjustments were offset to the fair value of intangible assets.

Sundial Growers Inc.

Notes to the Consolidated Financial Statements

For the year ended December 31, 2019

(Expressed in thousands of Canadian dollars, except where otherwise noted)

6.	Segment information

The Company’s reportable segments are based on geographic location and nature of the underlying operations. The Cannabis segment is located in Canada and the Ornamental Flowers segment is located in the United Kingdom. Cannabis operations includes legal cultivation and distribution of cannabis products under federally regulated licenses issued by Health Canada. The ornamental flower business represents the legacy operations of Bridge Farm that were included in the acquisition and capital expansion activities. The Corporate segment includes all corporate activities and items not allocated to reportable operating segments. For the ten months ended December 31, 2018, there was only one reportable segment. The Ornamental Flower segment arose from the acquisition of Bridge Farm during the year ended December 31, 2019 (note 5a).

As at December 31, 2019	Cannabis	Ornamental Flowers	Corporate	Total

Total assets	375,849	134,187	—	510,036
Total liabilities	227,024	61,814	—	288,838
Capital expenditures	110,271	27,864	—	138,135

Year ended December 31, 2019

Net revenue	63,562	12,298	—	75,860
Cost of sales	46,721	9,426	—	56,147
Gross margin before fair value adjustments	16,841	2,872	—	19,713
Change in fair value of biological assets	30,340	386	—	30,726
Change in fair value of biological assets realized through inventory sold	(10,685)	—	—	(10,685)
Gross margin	36,496	3,258	—	39,754

General and administrative	35,639	5,515	3,295	44,449
Other expenses	11,417	(959)	—	10,458
Depreciation and amortization	595	3,482	—	4,077
Share-based compensation	15,809	—	23,715	39,524
Asset impairment	162	—	—	162
Goodwill impairment	—	100,305	—	100,305
Loss from operations	(27,126)	(105,085)	(27,010)	(159,221)

Transaction costs	—	—	(10,069)	(10,069)
Finance costs	(27,781)	(417)	—	(28,198)
Loss on financial obligation	(60,308)	—	—	(60,308)
Other	8	(18,467)	—	(18,459)
Loss before tax	(115,207)	(123,969)	(37,079)	(276,255)

7.	Accounts receivable
	December 31, 2019	December 31, 2018
Trade receivables	24,684	209
Other receivables	2,954	2,529
	27,638	2,738

Sundial Growers Inc.

Notes to the Consolidated Financial Statements

For the year ended December 31, 2019

(Expressed in thousands of Canadian dollars, except where otherwise noted)

8.	Biological assets

The Company’s biological assets consist of cannabis plants in various stages of vegetation, including plants which have not been harvested, and a variety of flowers in various stages of growth. The change in carrying value of biological assets are as follows:

	December 31, 2019	December 31, 2018
Balance, beginning of year	876	54
Increase in biological assets due to capitalized costs	62,331	2,537
Net change in fair value of biological assets	30,726	(1,280)
Transferred to inventory upon harvest	(80,991)	(435)
Acquisitions (note 5a)	1,288	—
Foreign currency translation	79	—
Balance, end of year	14,309	876

Biological assets are valued in accordance with IAS 41 and are presented at their fair value less costs to sell up to the point of harvest. This is determined using a model which estimates the expected harvest yield in grams for plants currently being cultivated, and then adjusts that amount for the expected selling price less costs to sell per gram.

Cannabis plants

The fair value measurements for biological assets have been categorized as Level 3 fair values based on the inputs to the valuation technique used. The Company’s method of accounting for biological assets attributes value accretion on a straight-line basis throughout the life of the biological asset from initial cloning to the point of harvest.

Management believes the most significant unobservable inputs and their impact on fair value of biological assets are as follows:

Assumption	Input	Weighted average input		Effect of 10% change ($000s)
		December 31 2019	December 31 2018	December 31 2019	December 31 2018
Yield per square foot of growing space (1)	Grams	47	45	1,183	87
Average net selling price (2)	$/gram	5.47	5.25	3,021	294
After harvest cost to complete and sell	$/gram	2.34	0.70	267	39
(1)	Varies by strain; obtained through historical growing results or grower estimate if historical results are not available.
(2)	Varies by strain and sales market; obtained through average selling prices or estimated future selling prices if historical results are not available.

These estimates are subject to volatility in market prices and several uncontrollable factors, which could significantly affect the fair value of biological assets in future periods.

The Company estimates the harvest yields for cannabis at various stages of growth. As at December 31, 2019, it is estimated that the Company’s biological assets will yield approximately 10,455 kilograms (December 31, 2018 - 2,800 kilograms) of dry cannabis when harvested. During the year ended December 31, 2019 the Company harvested 34,012 kilograms of dry cannabis (ten months ended December 31, 2018 – 337 kilograms).

The Company’s estimates are, by their nature, subject to change and differences from the anticipated yield will be reflected in the net change in fair value of biological assets in future periods.

Flowers

Due to the large variety of plants produced by the Company it is not possible to determine the costs to sell for each product line due to mixed trolleys being delivered to customers each day and therefore an average has been applied across all plants based on a post-wastage gross margin.

The fair value measurements for biological assets have been categorized as Level 2 fair values based on inputs from the international flower market and applied to all unharvested plants at each period end.

Sundial Growers Inc.

Notes to the Consolidated Financial Statements

For the year ended December 31, 2019

(Expressed in thousands of Canadian dollars, except where otherwise noted)

9.	Inventory
	December 31, 2019	December 31, 2018
Harvested cannabis	50,403	435
Cannabis supplies and consumables	8,808	799
Ornamental flowers, supplies and consumables	731	—
	59,942	1,234

At December 31, 2019, the Company held 8,380 kilograms of harvested cannabis (December 31, 2018 – 303 kilograms) in inventory. During the year ended December 31, 2019, inventories of $45.8 million were recognized as an expense and included in cost of sales (ten months ended December 31, 2018 - $nil).

10.	Property, plant and equipment
	Land	Production facilities	Equipment	Right of use assets	Construction in progress (“CIP”)	Total
Cost
Balance at February 28, 2018	4,029	3,272	2,976	—	3,316	13,593
Additions	1,217	20,064	4,295	—	50,745	76,321
Dispositions	—	—	(17)	—	—	(17)
Balance at December 31, 2018	5,246	23,336	7,254	—	54,061	89,897
Adoption of IFRS 16	—	—	(327)	1,333	—	1,006
Acquisitions (note 5a)	15,860	21,294	247	14,648	6,360	58,409
Additions	1,517	283	3,393	687	134,183	140,063
Transfers from CIP	3,406	120,724	13,603	—	(137,733)	—
Dispositions	(31)	—	(159)	(700)	—	(890)
Foreign currency translation	608	805	10	541	1,160	3,124
Balance at December 31, 2019	26,606	166,442	24,021	16,509	58,031	291,609

Accumulated amortization
Balance at February 28, 2018	—	84	402	—	—	486
Depreciation	—	228	692	—	—	920
Balance at December 31, 2018	—	312	1,094	—	—	1,406
Adoption of IFRS 16	—	—	(100)	—	—	(100)
Depreciation	3	5,026	2,833	610	—	8,472
Impairment	—	—	—	—	162	162
Dispositions	—	—	(130)	(248)	—	(378)
Foreign currency translation	—	62	—	1	—	63
Balance at December 31, 2019	3	5,400	3,697	363	162	9,625

Net book value
Balance at December 31, 2018	5,246	23,024	6,160	—	54,061	88,491
Balance at December 31, 2019	26,603	161,042	20,324	16,146	57,869	281,984

During the year ended December 31, 2019, $0.6 million (ten months ended December 31, 2018 - $0.8 million) in salaries and benefits was capitalized, including $0.6 million (ten months ended December 31, 2018 - $0.3 million) associated with construction in progress. In addition, a total of $1.3 million in interest associated with construction in progress was capitalized during the year ended December 31, 2019 (ten months ended December 31, 2018 - $2.0 million). Construction in progress relates to the construction of production facilities.

Subsequent to December 31, 2019, the Company signed a purchase and sale agreement to sell certain non-core assets within the Cannabis segment, consisting of land, building and equipment, located in Kamloops, British Columbia, for gross proceeds of $2.1 million. The sale closed on March 27, 2020.

Sundial Growers Inc.

Notes to the Consolidated Financial Statements

For the year ended December 31, 2019

(Expressed in thousands of Canadian dollars, except where otherwise noted)

11.	Intangible assets
	Brands and trademarks	Patents	Customer relationships	Other	Total
Cost
Balance at February 28, 2018	—	—	—	523	523
Balance at December 31, 2018	—	—	—	523	523
Additions	5,295	—	—	—	5,295
Acquisitions (note 5)	2,977	13,551	18,855	3,639	39,022
Foreign currency translation	114	—	723	139	976
Balance at December 31, 2019	8,386	13,551	19,578	4,301	45,816

Accumulated amortization
Balance at February 28, 2018	—	—	—	—	—
Impairment	—	—	—	523	523
Balance at December 31, 2018	—	—	—	523	523
Depreciation	132	—	982	192	1,306
Foreign currency translation	(1)	—	(6)	(1)	(8)
Balance at December 31, 2019	131	—	976	714	1,821

Net book value
Balance at December 31, 2018	—	—	—	—	—
Balance at December 31, 2019	8,255	13,551	18,602	3,587	43,995

In addition to the intangible assets acquired through acquisitions (note 5), On May 1, 2019, the Company purchased intellectual property from Sun 8 Holdings Inc. The intellectual property acquired under this agreement consists of world-wide proprietary rights to certain cannabis product brands, including trademarks. Consideration of $5.3 million under the arrangement consisted of 480,000 common shares of the Company at a price of $11.03. The agreement includes future consideration in the form of warrants to acquire up to 1.8 million common shares at an exercise price of $0.94 per share, subject to vesting conditions contingent upon achieving minimum thresholds of revenue derived from the acquired brands or acquired cultivars over five years. The agreement also includes the following royalty payments, (i) a royalty ranging from $0.25 to $0.35 per gram of dried flower harvested from the acquired cultivars, based on harvest yields achieved, (ii) a royalty ranging from $0.05 to $0.20 per gram of cannabis (other than dried flower) from the acquired cultivars, based on the THC and CBD potency achieved, (iii) a royalty of $0.15 per gram of cannabis produced by certain third-party cultivators, and (iv) a royalty of $0.15 per gram of any cannabis product or item of merchandise sold under any of the acquired brands.

Brands and trademarks relating to the intellectual property purchased from Sun 8 have a remaining useful life of 15 years. The depreciation of brands and trademarks is included in depreciation and amortization expense.

12.	Accounts payable and accrued liabilities
	December 31, 2019	December 31, 2018
Trade payables	20,228	11,070
Accrued and other liabilities	37,882	8,254
	58,110	19,324

Sundial Growers Inc.

Notes to the Consolidated Financial Statements

For the year ended December 31, 2019

(Expressed in thousands of Canadian dollars, except where otherwise noted)

13.	Debt
	Interest rate	Maturity	Principal	December 31, 2019	December 31, 2018
Syndicated Credit Agreement (a)
Syndicated facility	Prime + 2.5%	Aug 27, 2021	84,000	82,910	—
Operating facility	Prime + 2.5%	Aug 27, 2021	6,000	—	—
Credit Facilities (b)
Facility 1, 3 & 4	Prime + 2.75%	Aug 16, 2020	5,000	—	32,159
Facility 5 & 7	Prime + 2.25%	Aug 16, 2020	43,500	—	—
Term Debt Facility (c)
First tranche	9.75%	Jul 27, 2023	115,000	95,003	—
Credit Agreement (d)	9.00%	May 15, 2019	30,000	—	—
Loan Agreement (e)	9.50%	Sep 30, 2019	10,000	—	7,000
Note Agreement (f)		Feb 22, 2019	7,000	—	8,546
Promissory Note (g)	1.0% per month	Mar 25, 2019	6,931	—	6,931
				177,913	54,636

Current portion				177,913	22,477
Long term				—	32,159
(a)	Syndicated Credit Agreement
December 31, 2019
Principal value of debt	84,000
Transaction costs	(1,313)
Accretion	223
82,910

On August 29, 2019, the Company entered into a Syndicated Credit Agreement with an initial $90.0 million of secured debt facilities comprised of a $84.0 million senior secured term credit facility and a $6.0 million senior secured revolving operating facility (“Syndicated Credit Agreement”). Under the terms of the agreement, the Company has the right to obtain an additional facility, on a project by project basis, from existing or additional lenders, up to a maximum of $50.0 million subject to the consent of the lenders and satisfaction of certain other conditions.

Principal will be repaid in quarterly payments, beginning at the end of the Company’s first fiscal quarter following the covenant conversion date of March 31, 2020, amortized over a 10-year period, with the balance of all borrowings outstanding being due and payable in full on August 27, 2021. Interest will be incurred at either (i) prime plus a margin between 1.25% to 2.5% or (ii) the one-month bankers acceptance rate plus 1%, plus a margin between 2.75% to 4.00%. The margin level is determined based on the Company’s senior funded debt to EBITDA ratio. Interest on prime loans accrues daily and is payable monthly on the last business day of each month. The Syndicated Credit Agreement is secured by a general security agreement over all present and after acquired personal property and a first floating charge over all other present and after acquired property in Alberta, British Columbia and other Canadian jurisdictions, subject to permitted encumbrances.

As at December 31, 2019, the Company was required to maintain a cash balance of $10.0 million in accordance with the financial covenants contained in the Syndicated Credit Agreement, which has been classified as restricted cash on the statement of financial position. The Company has also classified funds held in trust in support of letters of credit of $5.3 million as restricted cash.

Sundial Growers Inc.

Notes to the Consolidated Financial Statements

For the year ended December 31, 2019

(Expressed in thousands of Canadian dollars, except where otherwise noted)

The Syndicated Credit Agreement contained an interest coverage ratio to be maintained as at the end of the quarter ended September 30, 2019, which was subsequently removed from the agreement.

At December 31, 2019, the Syndicated Credit Agreement, as written, contained certain financial covenants to maintain:

(i)	An available cash balance to March 31, 2020;
(ii)	A certain interest coverage ratio as at December 31, 2019;
(iii)	A certain senior funded debt to EBITDA ratio as at March 31, 2020 and as at the end of every fiscal quarter thereafter; and
(iv)	A fixed charge coverage ratio at March 31, 2020 and as at the end of every fiscal quarter thereafter.

At December 31, 2019, the Company was not in compliance with the interest coverage ratio covenant under its Syndicated Credit Agreement, which caused a cross-acceleration under its Term Debt Facility. As a result, as at December 31, 2019, the full principal amount of the Syndicated Credit Agreement and the Term Debt Facility was classified as a current liability on the Company’s statement of financial position.

Subsequent to December 31, 2019, the Company has obtained a waiver under the Syndicated Credit Agreement for the December 31, 2019 interest coverage ratio covenant breach and a waiver for any breaches of the Term Debt Facility. Under the terms of the waivers, the Company has agreed that on or before April 15, 2020 it will (i) enter into a definitive purchase agreement related to the sale of Bridge Farm and (ii) enter into term sheets with each of the respective lenders under the Syndicated Credit Agreement and Term Debt Facility that sets out a financing strategy for the Company. In addition, the requirement to maintain an interest reserve cash balance of $10.0 million was removed. The $10.0 million was applied as a permanent reduction to amounts outstanding under the Syndicated Credit Agreement on March 30, 2020. The Term Debt Facility lenders have also agreed to defer a minimum of $1.2 million of the $2.8 million interest payment due April 1, 2020 to April 20, 2020.

In addition, we anticipate that we will not be in compliance with the covenants under our Syndicated Credit Agreement (and, thus, our Term Debt Facility) as of March 31, 2020. Under the terms of our debt documents, we have until May 15, 2020 to deliver our financial results for the three months ended March 31, 2020 and associated compliance certification, and if we do not obtain a waiver of covenant compliance or similar relief before then, we will be in default under such agreements. We are in active dialogue with our lenders and have been able to obtain similar waivers in the past; however, there is no guarantee that we will be able to do so in the future.

(b)	Credit Facilities

As at December 31, 2018, the Credit Facilities were comprised of the following:

•	Facility 1 – $29.5 million non-revolving development term out facility
•	Facility 3 – $5.0 million term out facility
•	Facility 4 – $14.0 million term out facility

As per the December 19, 2018 amended and restated commitment letter (the “Commitment Letter”), on June 1, 2019, Facilities 1 and 4 were refinanced through Facilities 5 and 7, while Facility 3 remained in place. The new Facilities can be summarized as follows:

•	Facility 3 – $5.0 million term out facility
•	Facility 5 – $29.5 million non-revolving development term out facility
o	To be used solely for the purpose of refinancing Facility 1
•	Facility 7 – $14.0 million term out facility
o	To be used solely for the purpose of refinancing Facility 4
o	Available subject to revenue being generated from two of the three pods in cluster 1

Following the advances of Facilities 5 and 7, interest was to be incurred at prime plus 2.25%. Interest (on Facilities 3, 5 and 7) and principal (on Facilities 5 and 7 only) were to be paid in quarterly payments at the end of the Company’s first fiscal quarter following such advance, amortized over a 5-year period, with the balance of all borrowings outstanding being due and payable in full on August 16, 2020. The facilities under the Commitment Letter were secured by a general security agreement over all present and after acquired personal property and a floating charge on all lands, subject to permitted encumbrances.

Sundial Growers Inc.

Notes to the Consolidated Financial Statements

For the year ended December 31, 2019

(Expressed in thousands of Canadian dollars, except where otherwise noted)

The Company was subject to two financial covenants under these facilities as follows:

(i)

The Company had to maintain a Working Capital Ratio (current assets divided by current liabilities, net of Authorized Subordinated Debt) of at least 1.15 to 1.00 until April 1, 2019 and 1.25 to1.00 on or after April 1, 2019; and

(ii)	Beginning with the first full quarter following June 1, 2019, the Company had to maintain a fixed charge coverage ratio of at least 1.50 to 1.00.

On August 29, 2019, the Credit Facilities of $49.0 million plus accrued interest were repaid in full using a portion of the proceeds from the Syndicated Credit Agreement described in section (a) above and are no longer available to the Company.

(c)	Term Debt Facility
December 31, 2019
Principal value of debt	115,000
Transaction costs	(9,461)
Accretion	3,397
Fair value assigned to warrants, at issuance	(13,933)
95,003

On June 27, 2019, the Company entered into a secured credit agreement (the “Term Debt Facility”) through SGI Partnership, a newly formed wholly owned subsidiary of the Company. The Term Debt Facility is secured on a second-priority basis over all assets of the Company except for the acquired Bridge Farm assets (note 5a), which are secured on a first priority basis. The Term Debt Facility consists of two tranches totalling $159.6 million, less (i) a 6% original issue discount and (ii) upfront fees totalling up to approximately $2.4 million. The first tranche of $115.0 million, less the original issue discount and upfront fees, was advanced on June 27, 2019 to fund the acquisition of Bridge Farm described in note 5(a). The second tranche was not advanced, and the deadline to advance it has passed. Amounts advanced under the Term Debt Facility bear interest at a rate of 9.75% per annum. Principal will be repaid in quarterly payments beginning June 30, 2020 with the first instalment based on 5% of the principal outstanding and subsequent quarters based on 1.25% of principal outstanding, with the balance of all borrowings outstanding being due and payable in full on July 27, 2023.

In connection with each tranche advanced, the lender is entitled to receive warrants exercisable upon the earlier of (i) the completion of an initial public offering, (ii) December 31, 2020, or (iii) a default or event of default under the Term Debt Facility or certain other specified events. The number of warrants issuable and the exercise price of such warrants issued was indexed to the Company’s share price determined at the date of the completion of an initial public offering. Prior to the completion of the initial public offering, the warrants were classified as a derivative liability measured at FVTPL. The fair value of the warrants was estimated based on the Black-Scholes option pricing model. The measurements for the warrants were categorized as Level 3 fair values based on the inputs to the valuation technique used.

In August 2019, upon completion of the initial public offering, 957,225 warrants with an exercise price of $21.63 and 1,495,665 warrants with an exercise price of $20.76 were issued. The Company recorded a fair value adjustment of $2.2 million to finance expense upon reclassification from a derivative liability to equity (note 19c).

The Company is subject to three financial covenants under this facility, so long as the principal amount owing under the Term Debt Facility is greater than $75 million, as follows:

(i)

The Company must maintain, at all times, 60% of the square footage of the existing facilities in the United Kingdom dedicated to plant production and inventory and shall achieve a minimum 20% gross margin for both the quarter ending December 31, 2019 and the March 31, 2020 on said plant business;

(ii)

The Company’s UK leverage ratio is defined as the ratio of outstanding amounts under the Term Debt Facility to annualized bank EBITDA related to its United Kingdom operations. The UK leverage ratio shall not exceed:

•

11.0 to 1.0, calculated at the end of each financial quarter for the four financial quarters then ended, commencing for the financial quarter ending June 30, 2020 and each financial quarter thereafter until and including March 31, 2021; and

•	9.0 to 1.0, calculated at the end of each financial quarter for the four financial quarters then ended, commencing for the financial quarter ending June 30, 2021 and each financial quarter thereafter.

Sundial Growers Inc.

Notes to the Consolidated Financial Statements

For the year ended December 31, 2019

(Expressed in thousands of Canadian dollars, except where otherwise noted)

(iii)

The Company’s consolidated leverage ratio is defined as the ratio of outstanding amounts under the Term Debt Facility to annualized bank EBITDA related to its consolidated operations. The consolidated leverage ratio shall not exceed:

•

6.0 to 1.00, calculated at the end of each financial quarter for the four financial quarters then ended, commencing for the financial quarter ending June 30, 2020 and each financial quarter thereafter until and including March 31, 2021; and

•	4.5 to 1:0, calculated at the end of each financial quarter for the four financial quarters then ended, commencing for the financial quarter ending June 30, 2021 and each financial quarter thereafter.

As at December 31, 2019, the Company was in compliance with all financial covenants under the Term Debt Facility. However, because, at December 31, 2019, the Company was not in compliance with the interest coverage ratio covenant under its Syndicated Credit Agreement, the full principal amount of the Syndicated Credit Agreement and the Term Debt Facility, which was cross-accelerated, was classified as a current liability on the Company’s statement of financial position.

Subsequent to December 31, 2019, the Company has obtained a waiver under the Syndicated Credit Agreement for the December 31, 2019 interest coverage ratio covenant breach and a waiver for any breaches of the Term Debt Facility. Under the terms of the waivers, the Company has agreed that on or before April 15, 2020 it will (i) enter into a definitive purchase agreement related to the sale of Bridge Farm and (ii) enter into term sheets with each of the respective lenders under the Syndicated Credit Agreement and Term Debt Facility that sets out a financing strategy for the Company. In addition, the requirement to maintain an interest reserve cash balance of $10.0 million was removed. The $10.0 million was applied as a permanent reduction to amounts outstanding under the Syndicated Credit Agreement on March 30, 2020. The Term Debt Facility lenders have also agreed to defer a minimum of $1.2 million of the $2.8 million interest payment due April 1, 2020 to April 20, 2020.

(d)	Credit Agreement

On February 22, 2019, the Company entered into a credit agreement with a Canadian financial institution to provide a $30 million non-revolving term-loan facility (the “Credit Agreement”). The Credit Agreement was secured by a second priority general security agreement over all present and after acquired personal property and a floating charge on all lands, subject to permitted encumbrances, as well as a first priority assignment of all net proceeds from certain future equity or debt offerings. Interest was accrued at 9.00% with principal and interest repayable on or before May 15, 2019 and later extended to May 22, 2019 where principal of $30 million plus accrued interest was repaid in full. The Credit Agreement is no longer available to the Company. The Credit Agreement was subject to various non-financial covenants, with which the Company was in compliance throughout the term of the Credit Agreement.

(e)	Loan Agreement

On April 10, 2019, the Company signed an agreement to amend the Loan Agreement by extending the maturity from May 31, 2019 to September 30, 2019. In addition, the Company secured an additional loan in the principal amount of $3.0 million for a total of $10.0 million. The new loan was subject to interest at a rate of 9.5% payable monthly with the principal amount due on September 30, 2019. The agreement required monthly confirmation that all financial covenants under the Commitment Letter described in note 13(b) have been met. On June 27, 2019 the $10 million plus accrued interest was repaid in full. The Loan Agreement is no longer available to the Company.

(f)	Note Agreement

On February 22, 2019, the Note Agreement was repaid in full using proceeds from the Credit Facilities described in note 13(b). The repayment consisted of $7.0 million in principal plus accumulated interest and an extension fee of $1.9 million. The Note Agreement is no longer available to the Company.

(g)	Promissory Note

The Promissory Note matured on March 25, 2019 but was extended in accordance with the terms of the agreement. The balance of $6.9 million outstanding included principal and interest which accrued from the date of extension at a rate of 1% per month and was repaid in full on June 5, 2019. The Promissory Note is no longer available to the Company.

Sundial Growers Inc.

Notes to the Consolidated Financial Statements

For the year ended December 31, 2019

(Expressed in thousands of Canadian dollars, except where otherwise noted)

14.	Senior Convertible Notes
December 31, 2019
Senior Convertible Notes issued	93,192
Transaction costs	(2,819)
Fair value attributable to conversion feature	(40,494)
Balance attributable to debt portion upon issuance	49,879
Accretion of note obligation	1,223
Amortization of note issue costs	93
Accrued interest	1,903
Conversion to common shares	(53,098)
Balance, end of year	—

In May 2019, the Company closed a private placement of 8% senior unsecured convertible notes (“Senior Convertible Notes”) for gross proceeds of $92.6 million. In July 2019, an additional $0.6 million were issued. The Senior Convertible Notes bore interest at a rate of 8% per annum, compounded monthly. The Senior Convertible Notes and any accrued interest were repayable on the earlier of five years from date of issuance, the day the Company redeems the Senior Convertible Notes on certain conditions defined in the note agreement, or the day upon which the noteholder exercise their conversion rights as defined in the agreement. $0.1 million of the senior convertible notes were issued to a director of the Company.

The Senior Convertible Notes were hybrid instruments consisting of a financial liability and an embedded conversion feature. The embedded conversion feature met the definition of an embedded derivative which was separated from the host contract and accounted for separately as the economic characteristics and risks of the host contract and the embedded derivative were not closely related. The conversion feature did not contain a fixed conversion price and was only exercisable in the event of an initial public offering and at the second anniversary following the closing date. Prior to the initial public offering and the subsequent conversion, the embedded conversion feature was carried at FVTPL.

On August 14, 2019, Sundial received conversion notices from all holders of the 8% convertible notes. As a result, all principal and accrued interest was converted into 6.9 million common shares at a conversion price of $13.84 representing 80% of the initial public offering price converted to Canadian dollars.

15.	Convertible notes
	December 31, 2019	December 31, 2018
Balance, beginning of year	25,449	—
Convertible Notes issued - liability portion	—	24,531
Unrealized foreign exchange gain	(209)	—
Accrued interest	(152)	152
Accretion	2,443	594
Amortization of note issue costs	745	172
Conversion to common shares	(18,139)	—
Conversion to warrants	(5,947)	—
Repayments	(4,190)
Balance, end of year	—	25,449

In 2018, the Company closed three separate tranches of a private placement of 12% notes for gross proceeds of $28.9 million ($22.2 million from the CAD offering and $USD 5.0 from the USD offering), convertible into units consisting of 1.6 common shares and 0.8 of one common share purchase warrant at the option of the holder for up to twelve months. The Canadian dollar denominated offering was convertible into units at a price of $3.91 per unit. The U.S. dollar denominated offering was convertible into units at a price of $3.13 USD per unit. Interest was payable at 12% per annum, payable monthly, and maturing twelve months from the date of issuance. The convertible notes were segregated into their debt and equity components using the residual value approach, with $3.2 million being allocated to equity. $7 million of the convertible notes were issued to directors and officers.

During the year ended December 31, 2019, principal of $21.2 million convertible notes and USD$2.5 million convertible notes were converted into equity units, at the option of the holders. Equity units issued consisted of 6.2 million common shares and 3.6 million warrants. During the year ended December 31, 2019, principal of $1.0 million convertible notes and USD$2.4 million convertible notes were repaid to unit holders.

Sundial Growers Inc.

Notes to the Consolidated Financial Statements

For the year ended December 31, 2019

(Expressed in thousands of Canadian dollars, except where otherwise noted)

16.	Lease obligations
	December 31, 2019	December 31, 2018
Balance, beginning of year	214	141
Adoption of IFRS 16	1,119	—
Acquisitions (note 5a)	15,179	—
Liabilities incurred	674	107
Lease payments	(778)	(34)
Liabilities disposed of	(468)	—
Interest expense	444	—
Foreign currency translation	565	—
Balance, end of year	16,949	214

Current portion	722	44
Long-term	16,227	170

On adoption of IFRS 16, the Company recognized lease liabilities of $1.1 million in relation to corporate office space and equipment at the present value of the remaining lease payments as at January 1, 2019, and discounted using the Company’s incremental borrowing rate of 5.95% for assets over a similar term with similar security, determined in accordance with IFRS 16. The associated right-of-use assets were measured at the amount equal to the lease liabilities on January 1, 2019.

The Company’s minimum lease payments are as follows:

December 31, 2019
Less than one year	1,563
One to three years	3,465
Three to five years	2,071
Thereafter	22,868
Minimum lease payments	29,967
Amounts representing finance charges	(13,018)
Net minimum lease payments	16,949

The Company has short-term leases with lease terms of 12 months or less as well as low-value leases. As these costs are incurred, they are recognized as general and administrative expense. These costs were immaterial in 2019.

17.	Financial obligations

On January 15, 2018, the Company entered into the Investment and Royalty Agreement with a company controlled by the former Executive Chairman of the Company (the “Purchaser”). The Investment and Royalty Agreement was amended on August 16, 2018. Under the amended agreement, the Purchaser agreed to provide up to $11.0 million of equity financing for the construction of a portion of the Company’s facility in Olds, Alberta. As at December 31, 2018, a total of $10.9 million had been advanced under the amended agreement and was converted into 7,149,035 common shares. The difference between the estimated fair value of the shares at the time of issue and the amount based on the price per share as outlined in the credit agreement of $8.5 million was charged to finance expense in 2018. The Investment and Royalty Agreement was subject to various non-financial covenants, with which the Company was in compliance as a December 31, 2018, except for the growing capacity covenant. This covenant required that at least 25,000 square feet of defined space at the Olds facility be dedicated exclusively to and capable of producing flower. This covenant was waived by the Purchaser for the period from August 16, 2018 to October 1, 2019, as the use of that facility space for clones and vegetation plants was determined to be a superior allocation of productive capacity.

In addition, pursuant to the terms of the Investment and Royalty Agreement, the Purchaser was entitled to quarterly royalty payments calculated based on the Company’s revenue from the facilities subject to the amended agreement for each fiscal quarter multiplied by 6.5% (the “Royalty Payment”). The Royalty Payments accrued beginning October 1, 2019 and were to be paid on the first business day of every subsequent fiscal quarter until September 30, 2028. The Company had estimated the present value of these payments at December 31, 2018 to be $18.5 million assuming a discount rate of 18%.

Sundial Growers Inc.

Notes to the Consolidated Financial Statements

For the year ended December 31, 2019

(Expressed in thousands of Canadian dollars, except where otherwise noted)

The Company used a discounted cash flow methodology to estimate the value the royalty component of the financial obligation. The material assumptions used by the Company to estimate the valuation for the royalty and held constant for the 10-year term of the royalty payments, and assuming a discount rate of 18%, were as follows:

		December 31, 2018
Growing space related to royalty	square feet	44,403
Average yield	grams/square feet	45
Total cannabis production	million grams/year	12.0
Average price	$/gram	5.50

On July 17, 2019, the Company issued 50,963 shares to the Company’s former Executive Chairman in consideration for advancing the remaining funds available to be advanced under the financial obligation. In addition, the Company agreed to indirectly acquire the Investment and Royalty Agreement pursuant to a purchase agreement whereby the Company would purchase all of the outstanding shares of the Purchaser from the Company’s former Executive Chairman for aggregate consideration of 3,680,000 common shares, 480,000 share purchase warrants (each exercisable for one common share at an exercise price of $15.94 for a period of three years from the date of issue) and a cash payment of $9.5 million. Upon completion of the Company’s initial public offering, the Purchaser was acquired on August 6, 2019 resulting in a loss on financial obligation of $59.6 million based on the initial public offering price of $US13.00. The cash payment of $9.5 million under the purchase agreement was paid prior to September 30, 2019.

18.	Income taxes

The following table reconciles the expected income tax expense (recovery) at the Canadian federal and provincial statutory income tax rates to the amounts recognized in the consolidated statements of loss and comprehensive loss for the year ended December 31, 2019 and ten months ended December 31, 2018:

	December 31, 2019	December 31, 2018	February 28, 2018
Loss before taxes	(276,255)	(56,526)	(12,995)
Statutory income tax rates	26.5%	27%	27%
Expected income tax recovery	(73,208)	(15,262)	(3,509)
Non-deductible goodwill impairment	26,581	—	—
Non-deductible share-based compensation	10,474	1,860	1,236
Non-deductible finance expense	15,981	2,304	—
Other non-deductible expenses	4,101	—	—
Change in tax rates	3,988	—	—
Deferred tax benefits not recognized	7,457	11,098	2,273
Income tax (recovery) expense	(4,626)	—	—
Details of the deferred tax assets (liabilities) are as follows:

	December 31, 2019	December 31, 2018
Deferred tax assets (liabilities):
Property, plant and equipment	(3,490)	—
Inventory	1,881	(333)
Biological assets	(7,170)	(236)
Intangible assets	(7,355)	—
Non-capital losses	12,769	569
Net deferred tax asset (liability)	(3,365)	—

Sundial Growers Inc.

Notes to the Consolidated Financial Statements

For the year ended December 31, 2019

(Expressed in thousands of Canadian dollars, except where otherwise noted)

Deferred tax assets have not been recognized for the following deductible temporary differences:

	December 31, 2019	December 31, 2018
Unrecognized deductible temporary differences:
Property, plant and equipment	—	896
Intangible assets	—	4,520
Share issue costs	16,779	1,880
Financial obligations and other	1,726	18,699
Convertible notes	—	594
Non-capital losses	54,472	30,074
Unrecognized deductible temporary differences	72,977	56,663

The movement in deferred income tax liability during the year is as follows:

December 31, 2019
Balance, beginning of year	—
Acquisition of Pathway Rx	3,609
Acquisition of Bridge Farm	4,355
Recognized in profit and loss	(4,626)
Recognized in other comprehensive income	27
Balance, end of year	3,365

The Company has $99.1 million (December 31, 2018 - $32.2 million) of non-capital losses available for future periods that will expire prior to 2038-2039. The Company has £8.1 million of non-capital losses available for future periods that do not expire.

19.	Share capital and warrants
(a)	Authorized

The authorized capital of the Company consists of an unlimited number of voting common shares and preferred shares with no par value.

On July 12, 2019, the Company approved a 1.6 to 1 share split of the Company’s issued and outstanding common shares (the “Share Split”). Each shareholder of record of the Company as of the close of business on the record date on July 22, 2019 received 1.6 common shares for each share held on such date. All references to common shares, warrants, simple warrants and performance warrants have been retrospectively adjusted to reflect the Share Split.

(b)	Issued and outstanding
		December 31, 2019		December 31, 2018
	Note	Number of Shares	Carrying Amount	Number of Shares	Carrying Amount
Balance, beginning of year		68,648,984	65,133	62,204,846	25,769
Initial public offering		11,000,000	189,518	—	—
Shares issued for assets	5,28	797,952	6,537	—	—
Other shares issuances		394,926	2,323	7,040,714	17,344
Shares issued to related parties	27	3,730,963	63,460	5,549,037	16,474
Share issuance costs		—	(12,770)	—	(310)
Business acquisitions	5	2,696,800	39,849	—	—
Convertible debt - conversions	14,15	13,108,676	113,526	—	—
Warrants exercised	19(c)	4,551,082	21,882	558,501	2,182
Shares issued for services	20	164,080	2,320	236,277	521
RSUs exercised	20(c)	57,960	195	—	—
Employee warrants exercised	20	2,029,000	17,681	2,875,310	3,980
Shares repurchased	27	—	—	(9,815,701)	(827)
Balance, end of year		107,180,423	509,654	68,648,984	65,133

Sundial Growers Inc.

Notes to the Consolidated Financial Statements

For the year ended December 31, 2019

(Expressed in thousands of Canadian dollars, except where otherwise noted)

On August 6, 2019, the Company closed its initial public offering of 11 million common shares at a price of US$13.00 per common share (Canadian equivalent of $17.23). Gross proceeds amounted to $189.5 million.

(c)	Common share purchase warrants
	Number of Warrants	Carrying Amount
Balance at February 28, 2018	—	—
Fair value assigned to common share purchase warrants	4,211,904	3,108
Balance at December 31, 2018	4,211,904	3,108
40% Warrants reclassified from derivative liability (i) (note 13c)	957,225	4,122
60% Warrants reclassified from derivative liability (i) (note 13c)	1,495,665	11,969
Warrants issued to related parties (ii)	480,000	5,833
Warrants issued on conversion of convertible notes (iii)	3,572,274	6,731
Warrants exercised	(4,551,082)	(3,931)
Warrants expired	(662)	(1)
Balance at December 31, 2019	6,165,324	27,831
(i)

On August 1, 2019, the 40% and 60% warrants issued as part of the term debt financing (note 13c) and initially classified as derivative liabilities as at June 30, 2019, were reclassified to equity as the number of warrants issuable and the exercise price for each tranche of warrants became fixed in conjunction with the initial public offering date. The exercise price for the 40% and 60% warrants are $21.63 and $20.76 respectively.

(ii)	480,000 warrants with an exercise price of $15.94 were issued to a director of the Company in relation to the acquisition of the financial obligation (notes 17 and 27).
(iii)

Equity units issued upon conversion of CAD denominated convertible notes included 3,095,386 warrants with an exercise price of $4.38 and vested immediately. Equity units issued upon conversion of USD denominated notes included 476,888 warrants with an exercise price of USD$3.75 and vested immediately.

During the year ended December 31, 2019, a total of 4,551,082 warrants were exercised consisting of 4,211,242 warrants exercised at a price of $3.91 for gross proceeds of $16.5 million, 307,840 exercised for gross proceeds of $1.3 million of the warrants issued upon conversion of the CAD denominated convertible notes and 32,000 warrants exercised for gross proceeds of USD$120 thousand of the warrants issued upon conversion of the USD denominated convertible notes. 662 warrants expired unexercised in April 2019. The carrying value of the exercised warrants of $3.9 million was adjusted from warrants to share capital.

The following table summarizes outstanding warrants as at December 31, 2019:

	Warrants outstanding and exercisable
Issued in relation to	Weighted average exercise price	Number of warrants	Weighted average contractual life (years)
Convertible notes (USD)	USD 3.75	444,888	0.8
Convertible notes (CAD)	4.38	2,787,546	0.7
Acquisition of financial obligation	15.94	480,000	2.5
Term debt financing (60%)	20.76	1,495,665	2.6
Term debt financing (40%)	21.63	957,225	2.6
	11.97	6,165,324	1.6
(d)	Contributed surplus
	Year ended December 31	Ten months ended December 31
	2019	2018
Balance, beginning of year	9,493	4,551
Share-based compensation	37,009	6,889
Warrants forfeited	—	(82)
Warrants exercised	(16,310)	(1,865)
Balance, end of year	30,192	9,493

20.	Share-based compensation

The Company has a number of equity-settled share-based compensation plans which include simple and performance warrants, stock options, restricted share units (“RSUs”) and deferred share units (“DSUs”). Further detail on each of these plans is outlined below. Subsequent to the Company’s initial public offering, the Company established the stock option, RSU and DSU plans to replace the granting of simple warrants and performance warrants.

Sundial Growers Inc.

Notes to the Consolidated Financial Statements

For the year ended December 31, 2019

(Expressed in thousands of Canadian dollars, except where otherwise noted)

The components of share-based compensation expense are as follows:

	Year ended December 31	Ten months ended December 31	Year ended February 28
	2019	2018	2018
Simple warrants (a)	24,741	5,029	1,086
Performance warrants (a)	11,023	1,860	3,465
Stock options (b)	101	—	—
Restricted share units (c)	220	—	—
Deferred share units (c)	1,119	—	—
Shares issued for services	2,320	521	25
	39,524	7,410	4,576

In determining the amount of share-based compensation, the Company used the Black-Scholes option pricing model to estimate the fair value of units granted during the year ended December 31, 2019 and ten months ended December 31, 2018 through application of the following assumptions:

	December 31, 2019	December 31, 2018	February 28, 2018
Risk-free interest rate	1.41% - 1.88%	1.65% - 2.05%	1.13%
Expected life of units (years)	2 - 10	0.5 – 14	2 – 8
Expected annualized volatility	97% - 116%	80% - 106%	80%
Expected dividend yield	Nil	Nil	Nil
Weighted average Black-Scholes value of each unit	$0.67 - $23.55	$1.76 - $3.81	$0.52 - $2.09

Volatility was estimated by using the historical volatility of peer companies that the Company considers comparable, which have trading and volatility history. The expected life in years represents the period of time that the units granted are expected to be outstanding. The risk-free rate was based on Government of Canada bond rates of comparable duration.

a)	Simple and performance warrants

The Company issued simple warrants and performance warrants to employees, directors and others at the discretion of the Board. Simple and performance warrants granted generally vest annually in thirds over a three-year period and expire five years after the grant date.

The following table summarizes changes in the simple and performance warrants during the year ended December 31, 2019:

	Simple warrants outstanding	Weighted average exercise price	Performance warrants outstanding	Weighted average exercise price
Balance at December 31, 2018	6,129,866	$1.80	7,094,822	$2.04
Granted	4,795,200	6.32	723,200	12.23
Cancelled	(733,866)	2.32	(366,400)	1.21
Exercised	(376,200)	0.85	(1,652,800)	0.63
Balance at December 31, 2019	9,815,000	$4.01	5,798,822	$2.66

The following table summarizes changes in the simple and performance warrants during the ten months ended December 31, 2018:

Sundial Growers Inc.

Notes to the Consolidated Financial Statements

For the year ended December 31, 2019

(Expressed in thousands of Canadian dollars, except where otherwise noted)

	Simple warrants outstanding	Weighted average exercise price	Performance warrants outstanding	Weighted average exercise price
Balance at February 28, 2018	2,904,000	$0.82	8,125,334	$1.39
Granted	3,535,200	2.61	2,188,800	2.48
Cancelled	(293,334)	0.94	(360,002)	—
Exercised	(16,000)	0.63	(2,859,310)	0.71
Balance at December 31, 2018	6,129,866	$1.80	7,094,822	$2.04

The following table summarizes changes in the simple and performance warrants during the year ended February 28, 2018:

	Simple warrants outstanding	Weighted average exercise price	Performance warrants outstanding	Weighted average exercise price
Balance at February 28, 2017	—	$—	—	$—
Granted	2,904,000	0.82	8,125,334	1.39
Balance at February 28, 2018	2,904,000	$0.82	8,125,334	$1.39

The following table summarizes outstanding simple and performance warrants as at December 31, 2019:

	Warrants outstanding			Warrants exercisable
Range of exercise prices	Number of warrants	Weighted average exercise price	Weighted average contractual life (years)	Number of warrants	Weighted average exercise price	Weighted average contractual life (years)
Simple warrants
$0.63 - $0.94	4,019,000	0.68	5.62	3,635,000	0.68	5.62
$1.25 - $1.88	560,000	1.50	10.18	560,000	1.50	10.18
$2.97 - $4.53	1,232,000	3.18	5.62	848,000	3.10	5.11
$6.25 - $9.38	3,462,400	6.37	4.50	80,000	6.25	4.44
$12.50 - $37.50	541,600	18.08	7.87	9,600	21.88	9.05
	9,815,000	$4.01	5.61	5,132,600	$1.29	6.02
Performance warrants
$0.63 - $0.94	3,700,690	0.64	n/a	3,546,022	0.64	n/a
$1.25 - $1.88	646,933	1.52	n/a	381,334	1.48	n/a
$2.97 - $4.53	788,000	3.09	n/a	490,666	3.08	n/a
$6.25 - $9.38	362,933	6.97	n/a	38,400	6.25	n/a
$12.50 - $37.50	300,266	23.72	n/a	—	—	n/a
	5,798,822	$2.66	n/a	4,456,422	$1.02	n/a

Sundial Growers Inc.

Notes to the Consolidated Financial Statements

For the year ended December 31, 2019

(Expressed in thousands of Canadian dollars, except where otherwise noted)

The following table summarizes outstanding simple and performance warrants as at December 31, 2018:

	Warrants outstanding			Warrants exercisable
Range of exercise prices	Number of warrants	Weighted average exercise price	Weighted average contractual life (years)	Number of warrants	Weighted average exercise price	Weighted average contractual life (years)
Simple warrants
$0.63 - $0.94	3,629,866	0.73	5.46	1,765,331	0.73	5.46
$1.25 - $1.88	880,000	1.52	11.25	—	—	—
$2.97 - $4.53	1,331,200	3.24	6.78	328,000	2.97	6.59
$6.25 - $9.38	190,400	7.16	5.20	80,000	6.25	4.00
$12.50 - $15.63	98,400	13.87	9.46	—	—	—
	6,129,866	$1.80	6.63	2,173,331	$1.28	5.58
Performance warrants
$0.63 - $1.25	4,053,222	0.68	n/a	1,924,690	0.64	n/a
$1.56 - $3.13	1,221,600	2.50	n/a	120,000	2.97	n/a
$3.75 - $5.00	1,640,000	4.36	n/a	—	—	n/a
$6.25 - $21.88	180,000	8.33	n/a	—	—	n/a
	7,094,822	$2.04	n/a	2,044,690	$0.78	n/a

The following table summarizes outstanding simple and performance warrants as at February 28, 2018:

	Warrants outstanding			Warrants exercisable
Range of exercise prices	Number of warrants	Weighted average exercise price	Weighted average contractual life (years)	Number of warrants	Weighted average exercise price	Weighted average contractual life (years)
Simple warrants
$0.63	2,096,000		5.26	350,400		5.26
$0.94	696,000		6.79	—		—
$1.25	112,000		7.51	—		—
	2,904,000	$0.82	6.20	350,400	$0.63	5.26
Performance warrants
$0.63	5,853,333		n/a	3,432,000		n/a
$0.94	210,667		n/a	—		n/a
$1.25	210,667		n/a	—		n/a
$1.56 - $1.88	250,667		n/a	—		n/a
$3.75 - $5.00	1,600,000		n/a	—		n/a
	8,125,334	$1.39	n/a	3,432,000	$0.63	n/a

During the year ended December 31, 2019, the Company granted 4,795,200 simple warrants with an average exercise price of $6.32 (ten months ended December 31, 2018 – 3,535,200 simple warrants with an average exercise price of $2.61, year ended February 28, 2018 – 2,904,000 simple warrants with an average exercise price of $0.82) and 723,200 performance warrants with an average exercise price of $12.23 (ten months ended December 31, 2018 – 2,188,800 performance warrants with an average exercise price of $2.48, year ended February 28, 2018 – 8,125,334 performance warrants with an average exercise price of $1.39).

During year ended December 31, 2019, 376,200 simple warrants were exercised at a weighted average price of $0.85 (ten months ended December 31, 2018 – 16,000 simple warrants were exercised at a weighted average price of $0.63, year ended February 28, 2018 - nil) and 1,652,800 performance warrants were exercised at a weighted average price of $0.63 (ten months ended December 31, 2018 – 2,859,310 performance warrants were exercised at a weighted average price of $0.71, year ended February 28, 2018 - nil). As a result of the warrant exercises, a total of $16.3 million was transferred from contributed surplus to share capital.

Sundial Growers Inc.

Notes to the Consolidated Financial Statements

For the year ended December 31, 2019

(Expressed in thousands of Canadian dollars, except where otherwise noted)

b)	Stock options

The Company issues stock options to employees, directors and others at the discretion of the Board. Stock options granted generally vest annually in thirds over a three-year period and expire ten years after the grant date.

The following table summarizes changes in the stock options during the year ended December 31, 2019:

	Stock options outstanding	Weighted average exercise price
Balance at December 31, 2018	—	$—
Granted	623,850	4.33
Balance at December 31, 2019	623,850	$4.33

The following table summarizes outstanding stock options as at December 31, 2019:

	Stock options outstanding			Stock options exercisable
Range of exercise prices	Number of options	Weighted average exercise price	Weighted average contractual life (years)	Number of options	Weighted average exercise price	Weighted average contractual life (years)
$3.12 - $5.80	373,850	3.12	9.21	22,500	3.12	4.97
$5.81 - $5.86	250,000	5.86	6.37	—	—	—
	623,850	$4.33	7.97	22,500	$3.12	4.97

During the year ended December 31, 2019, the Company granted 623,850 stock options with an average exercise price of $4.33.

c)	Restricted and deferred share units

RSUs are granted to employees and the vesting requirements and maximum term are at the discretion of the Board. DSUs are granted to directors and generally vest in equal quarterly instalments over a one year. RSUs and DSUs are exchangeable for an equal number of common shares.

The following table summarizes changes in the RSUs and DSUs as at December 31, 2019:

	RSUs outstanding	DSUs outstanding
Balance at December 31, 2018	—	—
Granted	107,543	378,080
Cancelled	(700)	(7,617)
Settled	—	(2,539)
Exercised	(57,960)	—
Balance at December 31, 2019	48,883	367,924

21.	Revenue

The Company’s revenue is solely from contracts with customers and is comprised of revenue from the sale of cannabis and ornamental flowers. Cannabis revenue is comprised of sales to Provincial boards that sell cannabis through their respective distribution models, sales to licensed producers for further processing, and sales to medical customers. Ornamental flower revenue is comprised of sales of ornamental flowers and herbs to customers.

Sundial Growers Inc.

Notes to the Consolidated Financial Statements

For the year ended December 31, 2019

(Expressed in thousands of Canadian dollars, except where otherwise noted)

	Year ended December 31	Ten months ended December 31	Year ended February 28
	2019	2018	2018
Cannabis revenue
Provincial boards	13,386	—	—
Medical	24	—	—
Licensed producers	53,517	—	—
Cannabis revenue	66,927	—	—
Ornamental flower revenue	12,298	—	—
Gross revenue	79,225	—	—
(1)	The Company had four major customers each with revenue in excess of 10% of total cannabis revenue. Sales to major customers totaled $40.7 million for the year ended December 31, 2019 (2018 - $nil).
(2)	Cannabis revenue recognized during the year ended December 31, 2019 is attributed to Canada and Ornamental flower revenue for the year ended December 31, 2019 is attributed to the United Kingdom.

The Company has recognized the following receivables from contracts with customers:

	December 31, 2019	December 31, 2018	February 28, 2018
Receivables, included in 'trade receivables' (note 7)	24,684	209	—

Receivables from contracts with customers are typically settled within 30 days. As at December 31, 2019, an impairment loss of $0.6 million has been recognized on receivables from contracts with customers (note 26).

22.	Other operating expenses
a)	General and administrative expense
	Year ended December 31	Ten months ended December 31	Year ended February 28
	2019	2018	2018
Salaries and wages	17,527	3,847	859
Consulting fees	6,896	1,647	828
Office and general	10,599	1,738	495
Professional fees	5,419	877	673
Director fees	188	30	60
Other	3,820	170	229
	44,449	8,309	3,144
b)	Sales and marketing expense
	Year ended December 31	Ten months ended December 31	Year ended February 28
	2019	2018	2018
Marketing	3,913	1,733	1,176
Events	2,961	—	—
Research	199	24	—
Media	1,815	623	98
	8,888	2,380	1,274

Sundial Growers Inc.

Notes to the Consolidated Financial Statements

For the year ended December 31, 2019

(Expressed in thousands of Canadian dollars, except where otherwise noted)

23.	Finance expense
	Year ended December 31	Ten months ended December 31	Year ended February 28
	2019	2018	2018
Cash finance expense
Interest on Syndicated Credit Agreement	1,746	—	—
Interest on Credit Facilities	1,818	437	—
Interest on Term Debt Facility	5,714	—	—
Interest on Senior Convertible Notes	375	—	—
Interest on Convertible Notes	2,574	421	—
Interest on other debt	1,651	1,659	—
Other finance costs	2,659	399	75
	16,537	2,916	75
Non-cash finance expense
Accretion	6,696	594	—
Amortization of debt issue costs	1,730	172	—
Interest on Senior Convertible Notes	1,903	—	—
Loss on derivative liabilities	1,649	—	—
Loss on extinguishment of debt issue costs	488	—	—
Other	475	151	—
	12,941	917	—
Less: interest capitalized relating to CIP (note 10)	(1,280)	(2,036)	—
	28,198	1,797	75

24.	Supplemental cash flow disclosures

	Year ended December 31	Ten months ended December 31	Year ended February 28
	2019	2018	2018
Cash provided by (used in):
Accounts receivable	(15,267)	(2,469)	118
Biological assets	18,659	(2,102)	—
Inventory	(57,985)	(923)	—
Prepaid expenses and deposits	(7,213)	1,072	(3,726)
Accounts payable and accrued liabilities	18,476	14,421	4,823
Convertible notes	(152)	—	—
Deferred tax	(115)	—	—
Contingent consideration	(582)	—	—
Finance leases	—	107	—
	(44,179)	10,106	1,215

Changes in non-cash working capital relating to:
Operating	(47,403)	1,217	910
Investing	1,077	10,282	(2,121)
Financing	2,147	(1,393)	2,426
	(44,179)	10,106	1,215

Cash interest paid	13,753	919	—

Sundial Growers Inc.

Notes to the Consolidated Financial Statements

For the year ended December 31, 2019

(Expressed in thousands of Canadian dollars, except where otherwise noted)

The following table reconciles long-term debt to cash flows arising from financing activities:

Long-term debt(1)
Balance at February 28, 2017	—
Cash changes:
Proceeds from Note Agreement	7,000
Balance at February 28, 2018	7,000
Cash changes:
Proceeds from Credit Facilities	32,159
Proceeds from other debt instruments	8,546
Non-cash changes:
Promissory Note issued to repurchase shares	6,931
Balance at December 31, 2018 (note 13)	54,636
Cash changes:
Proceeds from Syndicated Credit Agreement, net of costs	82,687
Repayment of Credit Facilities	(32,871)
Proceeds from Term Debt Facility, net of costs	105,539
Repayment of other debt instruments	(56,173)
Debt acquired through acquisitions	33,618
Non-cash changes:
Accretion	3,030
Amortization of debt issue costs	892
Extinguishment of debt issue costs	488
Reclassification to derivative liability	(13,933)
Balance at December 31, 2019 (note 13)	177,913

(1)Long-term debt, including the current portion of long-term debt

25.	Loss per share
	Year ended December 31	Ten months ended December 31	Year ended February 28
	2019	2018	2018
Net loss	(271,629)	(56,526)	(12,995)

Weighted average shares outstanding (000s)
Basic and dilutive (1)	85,750	69,203	56,922
Loss per share – basic and dilutive	$(3.17)	$(0.82)	$(0.23)
(1)

For the year ended December 31, 2019, there were 6.2 million warrants exercisable, 5.1 million simple warrants exercisable and 4.5 million performance warrants exercisable that were excluded from the calculation as the impact was anti-dilutive (ten months ended December 31, 2018 – 2.2 million simple warrants and 2.0 million performance warrants, year ended February 28, 2018 – 0.4 million simple warrants and 3.4 million performance warrants).

26.	Financial instruments

The financial instruments recognized on the consolidated statement of financial position are comprised of cash and cash equivalents, restricted cash, accounts receivable, accounts payable and accrued liabilities, long-term debt, convertible notes and contingent consideration.

(a)	Fair value

The carrying value of cash and cash equivalents, restricted cash, accounts receivable and accounts payable and accrued liabilities approximate the fair value of the respective assets and liabilities due to the short-term nature of those instruments.

Sundial Growers Inc.

Notes to the Consolidated Financial Statements

For the year ended December 31, 2019

(Expressed in thousands of Canadian dollars, except where otherwise noted)

Fair value measurements of long-term debt, convertible notes and contingent consideration are as follows:

		Fair value measurements using
December 31, 2019	Carrying amount	Level 1	Level 2	Level 3
Recurring measurements:
Financial liabilities
Long-term debt	177,913	—	177,913	—
Contingent consideration	32,501	—	—	32,501

		Fair value measurements using
December 31, 2018	Carrying amount	Level 1	Level 2	Level 3
Recurring measurements:
Financial liabilities
Long-term debt	54,636	—	54,636	—
Convertible Notes	25,449	—	25,449	—

Level 1 – unadjusted quoted prices in active markets for identical assets or liabilities. An active market for an asset or liability is a market in which transactions for the asset or liability occur with sufficient frequency and volume to provide pricing information on an ongoing basis.

As at December 31, 2019, the Company did not have any financial instruments measured at Level 1 fair value.

Level 2 – quoted prices for similar assets or liabilities; quoted prices in markets that are not active; or other inputs that are observable or can be corroborated by observable market data for substantially the full term of the assets or liabilities.

The fair value of long-term debt approximates it carrying value as it bears a floating rate of interest (Syndicated Credit Agreement) and interest at a fixed rate of 9.75% which approximates a market rate for comparable transactions (Term Debt Facility).

The convertible notes bear interest at a fixed rate of 12%, however the carrying value has been determined using an interest rate of 18% which approximates a market rate for comparable financing transactions.

Level 3 – unobservable inputs that are supported by little or no market activity and that are significant to the fair value of the assets or liabilities.

Contingent consideration classified as liabilities as part of the consideration paid for Bridge Farm (note 5a) is a Level 3 financial liability that is re-measured each reporting period. Contingent consideration was estimated by discounting to present value the probability-weighted contingent payments expected to be made. Assumptions used in these calculations include expected future share price, discount rate and various probability factors. The settlement of contingent consideration could differ from current estimated based on the actual results of these financial measures.

•

At December 31, 2019, a US$0.50 change in the expected future share price would change the earn out share portion of the contingent consideration by approximately $1.5 million and would change the additional share portion of the contingent consideration by approximately $1.9 million.

There were no transfers between levels 1, 2 and 3 inputs during the period.

Sundial Growers Inc.

Notes to the Consolidated Financial Statements

For the year ended December 31, 2019

(Expressed in thousands of Canadian dollars, except where otherwise noted)

(b)	Interest rate risk management

The Company is exposed to interest rate risk in that changes in market interest rates will cause fluctuations in the fair value of future cash flows. The Company is exposed to interest rate risk through its Syndicated Credit Agreement which has a variable interest rate. The Company was exposed to interest rate risk through its Credit Facilities which had a variable interest rate and were repaid in full during 2019. For the year ended December 31, 2019, a 1% increase in the prime interest rate would result in additional interest expense of $0.6 million (2018 - $47 thousand).

(c)	Credit risk management

Credit risk is the risk of financial loss if the counterparty to a financial transaction fails to meet its obligations. The Company manages risk over its accounts receivable by issuing credit only to credit worthy counterparties. The Company considers financial instruments to have low credit risk when its credit risk rating is equivalent to investment grade. The Company assumes that the credit risk on a financial asset has increased significantly if it is outstanding past the contractual payment terms. The Company considers a financial asset to be in default when the debtor is unlikely to pay its credit obligations to the Company.

The Company applies the simplified approach under IFRS 9 and has calculated ECLs based on lifetime expected credit losses, taking into consideration historical credit loss experience and financial factors specific to the debtors and general economic conditions.

Impairment losses on accounts receivable recognized in profit or loss were as follows:

December 31, 2019
Impairment loss on trade receivables	582
Impairment loss on other receivables	170
752

The movement in the allowance for impairment in respect of accounts receivable during the year was as follows:

December 31, 2019
Balance, beginning of year	—
Loss allowance for accounts receivable	752
Balance, end of year	752

The maximum amount of the Company’s credit risk exposure is the carrying amounts of cash and cash equivalents and accounts receivable. The Company attempts to mitigate such exposure to its cash by investing only in financial institutions with investment grade credit ratings.

During 2019, four customers of the Company accounted for more than 10% each of total revenue.

(d)	Foreign currency risk management

The Company is exposed to risks arising from fluctuations in currency exchange rates between the Canadian dollar, Pound Sterling and United States dollar. At December 31, 2019, the Company’s primary currency exposure related to the Pound Sterling (“GBP”) and United States dollar (“USD”) balances. The following table summarizes the Company’s foreign currency exchange risk for each of the currencies indicated:

As at December 31, 2019	GBP	USD
Cash and cash equivalents	1,418	22,088
Accounts receivable	3,071	—
Accounts payable and accrued liabilities	(6,254)	(2,150)
Net foreign exchange exposure	(1,765)	19,938
Translation to CAD	1.7174	1.2988
CAD equivalent at period end exchange rate	(3,031)	25,895

As at December 31, 2018	GBP	USD
Cash and cash equivalents	—	3,148
Accounts receivable	—	—
Accounts payable and accrued liabilities	—	—
Net foreign exchange exposure	—	3,148
Translation to CAD	1.7439	1.3642
CAD equivalent at period end exchange rate	—	4,295

Sundial Growers Inc.

Notes to the Consolidated Financial Statements

For the year ended December 31, 2019

(Expressed in thousands of Canadian dollars, except where otherwise noted)

Based on the net foreign exchange exposure at the end of the year, if these currencies had strengthened or weakened by 10% compared to the Canadian dollar and all other variables were held constant, the after-tax earnings would have decreased or increased by approximately the following amounts:

	Year ended December 31	Ten months ended December 31
Pound sterling (GBP)	(303)	—
United States dollar (USD)	2,590	429
Impact on profit (loss)	2,287	429
(e)	Liquidity risk management

Liquidity risk is the risk that the Company cannot meet its financial obligations when due. The Company manages liquidity risk by monitoring operating and growth requirements. Management believes its current capital resources and its ability to manage cash flow and working capital levels will require the Company to seek future additional financing to allow it to meet its obligations, to make debt service requirements, and to fund the other needs of its business. However, no assurance can be given that future sources of capital will be available. The ability of the Company to continue as a going concern is dependent on raising capital to fund its business plan and ultimately to attain profitable operations. Any delay or failure to complete any additional financing would have a significant negative impact on the Company’s business, results of operations and financial condition, and the Company may be forced to reduce or cease its operations or seek relief under applicable bankruptcy laws.

The timing of expected cash outflows relating to financial liabilities at December 31, 2019 is as follows:

	Less than one year	One to three years	Three to five years	Thereafter	Total
Accounts payable and accrued liabilities	58,110	—	—	—	58,110
Syndicated Credit Agreement (1)	84,000	—	—	—	84,000
Term Debt Facility (1)	115,000	—	—	—	115,000
Deferred consideration	32,501	—	—	—	32,501
Lease obligations	722	1,902	683	13,642	16,949
Balance, end of period	290,333	1,902	683	13,642	306,560
(1)	At face value, excludes interest
(2)	The Syndicated Credit Agreement and Term Debt Facility have been classified as current in the statement of financial position, see note 13
27.	Related Party Transactions
a)	Related party transactions and balances

The Company has outstanding amounts receivable from and payable to related parties, including employees, directors and corporations related to those individuals. As at December 31, 2019, the Company was owed $0.2 million (December 31, 2018 - $0.5 million) from related parties and owed $1.0 million (December 31, 2018 - $0.8 million) to related parties.

The amounts owing from related parties are both interest bearing and non-interest bearing and have various repayment terms.

Loan Receivable Agreements

On April 6, 2018, the Company issued 40,000 common shares to an officer of the Company at a fair value of $2.97, in accordance with an employment agreement. On April 6, 2018, the Company and this officer also entered into a shareholder loan agreement that provides a loan facility of up to $510 thousand to the officer. The loan bore interest at a rate of 2.5% per annum, had a term of three years, and was secured against the officer’s shareholdings in the Company. The loan was repayable in full upon the officer’s departure, a change of control of the Company or sale of the Company. As at December 31, 2018, $245 thousand had been advanced under this shareholder loan agreement. In July 2019, the loan was extinguished against performance bonuses declared in the form of salary compensation such that no amount remains outstanding under the shareholder loan agreement.

The Company has entered into separate shareholder loan agreements with two (December 31, 2018 – three) employees of the Company. The loans bear interest at rates ranging from 0-1.5% per annum and are secured by the employees’ shareholdings in the Company. The loans are each repayable in full upon an employees’ departure from

Sundial Growers Inc.

Notes to the Consolidated Financial Statements

For the year ended December 31, 2019

(Expressed in thousands of Canadian dollars, except where otherwise noted)

employment, a change of control of the Company or sale of the Company. As at December 31, 2019, $200 thousand (December 31, 2018 - $190 thousand), had been advanced under these loan agreements.

On February 15, 2018, the Company and an officer entered into a shareholder loan agreement that provides for a loan of up to $200 thousand per year. The loan bore interest at a rate of 2.5% per annum and was secured by the officer’s shareholdings in the Company. The loan was repayable in full upon the officer’s departure, a change of control of the Company or sale of the Company. During 2019, $400 thousand was advanced under this loan agreement. In July 2019, the loan was extinguished against performance bonuses declared in the form of salary compensation such that no amount remains outstanding under the shareholder loan agreement.

Promissory note

During the ten months ended December 31, 2018, the Company entered into an agreement with a former officer of the Company to repurchase a total of 9,815,701 common shares at a weighted average price of $1.69 per common share for total consideration of $16.6 million. A balance of $6.9 million remained unpaid under the agreement and was converted to an Unsecured Subordinated Promissory Note (the “Promissory Note”) as described under note 13(g). The Promissory Note matured on March 25, 2019 but was extended in accordance with the terms of the Note. The balance of $6.9 million outstanding included principal and interest which accrued from the date of extension at a rate of 1% per month and was repaid in full on June 5, 2019.

Transactions

Marketing, brand research and development and promotional costs totalling $3.1 million for the year ended December 31, 2019, (ten months ended December 31, 2018 - $2.3 million, year ended February 28, 2018 - $1.0 million) were paid to a company controlled by a shareholder, officer and director of the Company. At December 31, 2019, the Company owed a balance of $0.3 million (December 31, 2018 - $0.3 million) relating to services under this contract.

Land lease costs related to our Bridge Farm operations, at an annual amount of £600,000, were paid to a family member of a former executive officer.

Consulting services were provided to the Company by an officer, including services related to private placements completed. For the year ended December 31, 2019, consulting and commission expenses totalled nil (ten months ended December 31, 2018 - $1.5 thousand, year ended February 28, 2018 - $399.3 thousand).

The Company has two contracts with companies in which an officer (who is not considered a member of key management) of the Company maintains influence. The contracts relate to research and development services being provided to the Company and its ability to access and license certain strains of cannabis for research purposes. For the year ended December 31, 2019, the fees paid totaled $334.5 thousand (ten months ended December 31, 2018 - $229.4 thousand, year ended February 28, 2018 - $97.6 thousand). At December 31, 2019, the Company owed a balance of $60 thousand (December 31, 2018 - $19 thousand) relating to services under these contracts.

A member of the Board of Directors is a partner at a law firm which provides legal services to the Company. For the year ended December 31, 2019, professional fees totalling $3.9 million (ten months ended December 31, 2018 - $0.6 million, year ended February 28, 2018 - $0.2 million) were incurred for services provided by this firm. At December 31, 2019, the Company owed $0.4 million (December 31, 2018 - $0.3 million) relating to various corporate matters and financings.

During the year ended December 31, 2019, the Company entered into an agreement with an employee to acquire certain equipment for $0.9 million.

During the ten months ended December 31, 2018, the Company forgave $5 thousand in debt owed by a former officer of the Company.

During the ten months ended December 31, 2018, a now former officer of Sundial was paid $7 thousand with respect to accommodations for staff housing (year ended February 28, 2018 - $6 thousand). Included in the asset impairment for the year ended February 28, 2018, was $75 thousand related to farm and shop equipment that was previously purchased from the same officer.

During the ten months ended December 31, 2018, a now former member of the Board of Directors provided consulting services to the Company for which she was paid nil (year ended February 28, 2018 - $29.6 thousand). In addition, director fees of nil and $60.0 thousand were paid during the respective periods. The Company also forgave $20.0 thousand in debt owed by this former member of the Board of Directors. This director resigned from the Board effective January 15, 2018.

All transactions were conducted at the exchange amount agreed to between related parties.

Sundial Growers Inc.

Notes to the Consolidated Financial Statements

For the year ended December 31, 2019

(Expressed in thousands of Canadian dollars, except where otherwise noted)

b)	Compensation of key management personnel

The Company considers directors and officers of the Company as key management personnel.

	Year ended December 31	Ten months ended December 31	Year ended February 28
	2019	2018	2018
Salaries and short-term benefits	3,295	1,237	320
Share-based compensation	23,715	2,414	4,173
	27,010	3,651	4,493

As at December 31, 2019, $nil (December 31, 2018 - $367 thousand) was owed to the Company from key management personnel.

28.	Capital management

The Company defines its capital as its shareholder’s equity and debt. Except as otherwise disclosed in these consolidated financial statements, there are no restrictions on the Company’s capital. The Company’s objectives with respect to the management of capital are to:

•	Maintain financial flexibility in order to preserve its ability to meet financial obligations;
•	Deploy capital to provide an appropriate investment return to its shareholders; and,
•	Maintain a capital structure that allows various financing alternatives to the Company as required.

The Company is an early-stage company and has accumulated significant losses. Furthermore, the Company and certain of its subsidiaries have a limited operating history and a history of negative cash flow from operating activities. During the year ended December 31, 2019, the Company sourced the capital and liquidity to advance its strategic growth initiatives by way of the following capital transactions:

•	Completed an initial public offering of 11 million common shares for gross proceeds of $189.5 million (note 19b);
•	Entered a $115 million Term Debt Facility (note 13c) to fund the acquisition of Bridge Farm (note 5a), repay Bridge Farm debt and fund capital expenditures in the UK;
•	Issued $93.2 million of Senior Convertible Notes which were converted into common shares following the initial public offering (note 14);
•	Converted $21.2 million and USD$2.5 million principal number of convertible notes into equity units consisting of 6.2 million common shares and 3.6 million warrants (note 19) and;
•	Entered into a new $90 million Syndicated Credit Agreement whereby a portion of the proceeds were used to repay all amounts outstanding under the Credit Facilities (note 13).

As disclosed in note 1, the Company’s ability to continue as a going concern is dependent upon its ability to raise additional capital, continued support from its lenders, its ability to successfully obtain or maintain licenses to produce and sell cannabis, its ability to achieve sustainable revenues and profitable operations and, in the meantime, its ability to obtain the necessary financing to meet its obligations and repay its liabilities when they become due.

29.	Commitments and contingencies
(a)	Commitments

The Company has entered into certain supply agreements to provide dried cannabis and cannabis products to third parties. The contracts require the provision of various amounts of dried cannabis on or before certain dates. Should the Company not deliver the product in the agreed timeframe, financial penalties apply which may be paid either in product in-kind or cash. Under these agreements, the Company has accrued financial penalties payable as at December 31, 2019 of $1.5 million (December 31, 2018 - $3.3 million).

Commitments related to the license agreement with Pathway and Sun 8 have been disclosed in note 5(c) and note 11 respectively.

Under employment agreements with certain management personnel, the Company has commitments to those management personnel in the event of termination of employment.

Sundial Growers Inc.

Notes to the Consolidated Financial Statements

For the year ended December 31, 2019

(Expressed in thousands of Canadian dollars, except where otherwise noted)

(b)	Contingencies

From time to time, the Company is involved in various claims and legal actions which occurred in the ordinary course of operations, the losses from which, if any, are not anticipated to be material to the financial statements.

30.	Subsequent events

The global impact of Covid-19 has resulted in significant declines in global stock markets and has contributed to a great deal  of uncertainty as to the health of the global economy over the next 12 to 18 months. The Company has at least one employee at Bridge Farm who has tested positive for the COVID-19 virus and is being attended to by health professionals. Although we do not expect to close the Bridge Farm facilities, we have taken additional precautions and plan to reduce operations at Bridge Farm starting April 1, 2020. There can be no guarantee that we will not have to suspend operations at Bridge Farm for a significant period of time

The impact of COVID-19 is likely to have a negative impact on the Company’s ability to raise financing in the near future or on terms favourable to the Company (see Note 1). The potential impact that Covid-19 will have on the Company’s business or financial results cannot be reasonably estimated at this time. However, any shutdowns requested or mandated by government authorities in response to the outbreak of COVID-19 that may affect the Company, its suppliers, distribution channels or customers may have a material impact to the Company’s planned operations.