Form 20-F
period 2020-12-31
Sundial Growers Inc.
filed 2021-03-18
CIK 1766600

UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 20-F

(Mark One)

☐	REGISTRATION STATEMENT PURSUANT TO SECTION 12(b) OR (g) OF THE SECURITIES EXCHANGE ACT OF 1934

OR

☒	ANNUAL REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the fiscal year ended December 31, 2020

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

#300, 919 - 11 Avenue SW

Calgary, AB, Canada, T2R 1P3

Tel.: (403) 948-5227

Securities registered or to be registered, pursuant to Section 12(b) of the Act

Title of each class	Trading Symbol(s)	Name of each exchange on which registered

Common Shares	SNDL	Nasdaq Capital Market

Securities registered or to be registered pursuant to Section 12(g) of the Act.

None

(Title of Class)

Securities for which there is a reporting obligation pursuant to Section 15(d) of the Act

None

(Title of Class)

Indicate the number of outstanding shares of each of the issuer’s classes of capital stock or common stock as of the close of business covered by the annual report. As at December 31, 2020, 918,844,133 common shares were issued and outstanding.

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

If an emerging growth company that prepares its financial statements in accordance with U.S. GAAP, indicate by check mark if the registrant has elected not to use the extended transition period for complying with any new or revised financial accounting standards † provided pursuant to Section 13(a) of the Exchange Act.  ☐

Indicate by check mark whether the registrant has filed a report on and attestation to its management’s assessment of the effectiveness of its internal control over financial reporting under Section 404(b) of the Sarbanes-Oxley Act (15 U.S.C. 7262(b)) by the registered public accounting firm that prepared or issued its audit report. ☐

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

Unless otherwise indicated, all references in this Annual Report to “Bridge Farm” refer to Bridge Farm Nurseries Limited, its subsidiaries and, subsequent to August 11, 2017, Project Seed Topco Limited, the parent of Bridge Farm Nurseries Limited. We completed the disposition of Bridge Farm on June 5, 2020.

This Annual Report contains our audited consolidated financial statements and related notes for the year ended December 31, 2020, the year ended December 31, 2019, and the ten months ended December 31, 2018 (“Annual Financial Statements”). Our Annual Financial Statements have been prepared in accordance with International Financial Reporting Standards (“IFRS”), as issued by the International Accounting Standards Board (“IASB”).

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

These forward-looking statements include, but are not limited to, statements about:

•

the uncertainties associated with the COVID-19 pandemic, including our ability to continue operations, the ability of our suppliers and distribution channels to continue to operate, and the use of our products by consumers, and disruptions to the global and local economies due to related stay-at-home orders, quarantine policies and restrictions on travel, trade and business operations and a reduction in discretionary consumer spending;

•	our ability to raise future capital through debt or equity financing transactions, and our ability to efficiently deploy the capital raised through such transactions;
•	our ability to successfully implement our cost and asset optimization initiatives;
•	the continued development and growth of the demand and markets for medical and adult-use cannabis;
•	the competitive conditions of the industry and the expected number of customers using our products;
•	the maintenance of our existing licences and the ability to obtain additional licences as required;
•	our ability to establish and market our brands within our targeted markets and compete successfully;
•	our ability to produce and market additional products as regulations permit;
•	the number of flowering rooms and combined production capacity therefrom that we expect to have;
•	our growth strategies, including plans to sell edibles and other forms of cannabis;
•	the timing and the amount of capital expenditures related to the proposed maintenance and any expansion of our facilities;
•	the outcome of medical research by our partners and the acceptance of such findings in the medical community;
•	our ability to attract and retain key employees;
•	our ability to manage growth in our business;

•

our ability to identify and successfully execute and manage strategic partnerships, joint ventures, strategic alliances, debt and equity investments as well as the costs and benefits associated with such initiatives, including the expected return on any investments; and

•	the volatility in the price of our common shares.

Although we base the forward-looking statements contained in this Annual Report on assumptions that we believe are reasonable, we caution you that actual results and developments (including our results of operations, financial condition and liquidity, and the development of the industry in which we operate) may differ materially from those made in or suggested by the forward-looking statements contained in this Annual Report. In addition, even if results and developments are consistent with the forward-looking statements contained in this Annual Report, those results and developments may not be indicative of results or developments in subsequent periods. Certain assumptions made in preparing the forward-looking statements contained in this Annual Report include:

•our ability to obtain financing on acceptable terms;

•our ability to implement our operational and liquidity strategies as well as our strategic initiatives;

•	our ability to optimize our costs by implementing cost-cutting initiatives and conducting a strategic review of certain facilities;

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

•our ability to manage and integrate acquisitions;

•our ability to retain key personnel;

•our ability to efficiently deploy capital and achieve our expected and desired returns on such investments; and

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

Risk Factors Summary

Investing in our common shares involves a high degree of risk. You should carefully consider the risks described in this item before making a decision to invest in our common shares. If any of these risks actually occur, our business, financial condition and financial performance would likely be materially adversely affected. In such case, the trading price of our common shares would likely decline and you may lose part or all of your investment. Below is a summary of some of the principal risks we face:

•	We have a limited operating history and a history of net losses, and we may not achieve or maintain profitability in the future.
•

Cannabis for adult use only recently became legal in Canada. As a result, the industry and the regulations governing the industry are rapidly developing, and if they develop in ways that differ from our expectations, our business and results of operations may be adversely impacted.

•

We are dependent upon regulatory approvals and licences for our ability to grow, process, package, store and sell cannabis and other products derived therefrom, and these regulatory approvals are subject to ongoing compliance requirements, reporting obligations and fixed terms requiring renewal.

•	We are, and may become, subject to litigation, regulatory or agency proceedings, investigations and audits.
•

We have had material weaknesses in our internal control over financial reporting and our management may not be able to successfully implement adequate internal control over financial reporting or disclosure controls and procedures.

•

We currently sell, and expect to continue to sell, a significant share of our product to provincial governments through supply contracts that may not generate orders as expected or which may not be renewed.

•	We experience significant customer concentration, with a limited number of customers accounting for a significant portion of our revenues.
•	We are dependent upon a limited number of facilities that are integral to our business.
•	We currently rely on a limited number of suppliers for our extraction requirements.
•	We are subject to risks inherent in an agricultural business, including the risk of crop failure.
•	Natural disasters, unusual weather, pandemic outbreaks such as COVID-19, boycotts and geo-political events or acts of terrorism could adversely affect our operations and financial results.
•

We intend to continue to focus primarily on the premium segment of the adult-use cannabis market, which may not be sustainable, or in which we may not be able to develop or maintain a brand that attracts or retains customers.

•

The legal cannabis market is a relatively new industry (including the recent introduction of additional Canadian cannabis regulations, or Cannabis 2.0). As a result, the size of our target market is difficult to quantify, and investors will be reliant on their own estimates on the accuracy of market data.

•	The adult-use cannabis market in Canada has experienced, and may in the future experience, supply and demand fluctuations.
•	Consumer preferences may change, and we may be unsuccessful in acquiring or retaining consumers and keeping pace with changing market developments.
•

The vape market is a new market that is still evolving and is subject to significant uncertainty, including as a result of recent negative press and regulatory scrutiny of vape products in the United States.

•

We may make investments into equity or debt securities of other companies, or provide credit to other companies, and we may not obtain the anticipated level of return on such investments, or any return at all.

•	We are subject to the risk of possibly becoming an investment company under the Investment Company Act of 1940.
•	We may not be able to successfully identify and execute future acquisitions or dispositions or to successfully manage the impacts of such transactions on our operations.
•	The price of our common shares in public markets has experienced and may in the future experience extreme volatility and you may lose some or all of your investment in our common shares as a result.
•

Holders of our common shares may be subject to dilution resulting from future offerings of securities, the conversion or exercise, as applicable, of our outstanding warrants and the issuance of equity-based compensation by us.

•	If we fail to meet applicable listing requirements, Nasdaq may delist our common shares from trading, in which case the liquidity and market price of our common shares could decline.
•	Ownership of our common shares may be considered unlawful in some jurisdictions and holders of our common shares may consequently be subject to liability in such jurisdictions.

Risks Related to Our Financial Position and Accounting

We have a limited operating history and a history of net losses, and we may not achieve or maintain profitability in the future.

We were incorporated in 2006, began cultivating cannabis in 2012, and started selling cannabis in 2018 after the federal legalization of adult-use cannabis in Canada. We have yet to generate an annual profit. We generated a net loss of $206.3 million and $142.7 million, for the fiscal years ended December 31, 2020 and 2019, respectively, and had negative operating cash flows for each of these periods. Our accumulated deficit as of December 31, 2020 was $564.6 million. Although we have announced business optimization initiatives and temporarily suspended construction of certain facilities, we will continue to expend significant funds to maintain our growing and production capacity, fund certain planned capital investments, invest in research and development, expand our marketing and sales operations and meet the increased compliance requirements associated with our operation as a public company. We expect the aggregate amount of our operating expenses will continue to increase, and we may not achieve or maintain profitability.

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

We have implemented business optimization initiatives, which may distract from our operation of the business and may not the be successful.

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

Pursuant to IFRS, we measure the value of our biological assets (consisting of plants in various stages of vegetation) at fair value less costs to sell up to the point of harvest. As market prices are generally not available for biological assets while they are growing, we are required to make assumptions and estimates relating to, among other things, expected harvest yields, selling prices and costs to sell. The assumptions and estimates used to determine the fair value of biological assets, and any changes to such prior estimates, directly affect our reported results of operations. If actual yields, prices, costs, market conditions or other results differ from our estimates and assumptions, there could be material adjustments to our results of operations. In addition, the use of these future estimated metrics differs from US GAAP. As a result, our financial statements and reported earnings are not directly comparable to those of similar companies in the United States.

We have had material weaknesses in our internal control over financial reporting and our management may not be able to successfully implement adequate internal control over financial reporting or disclosure controls and procedures.

Proper systems of internal control over financial reporting and disclosure controls and procedures are critical to the operation of a public company. However, we do not expect that our internal control over financial reporting or disclosure controls and procedures will prevent all errors and remove all risk of fraud. A control system, no matter how well designed and operated, can provide only reasonable, not absolute, assurance that the control system’s objectives will be met. Furthermore, the design of a control system must reflect the fact that there are resource constraints, and the benefits of such controls must be considered relative to their costs. Because of the inherent limitations in all control systems, no evaluation of controls can provide absolute assurance that all control issues and instances of fraud, if any, have been detected.

In connection with the audit of our consolidated financial statements for the fiscal periods ended December 31, 2020 and 2019, our management and independent auditors concluded that there was a material weakness in our internal control over financial reporting as at December 31, 2020. A material weakness is a significant deficiency, or a combination of significant deficiencies, in internal control over financial reporting such that it is reasonably possible that a material misstatement of the annual or interim financial statements will not be prevented or detected on a timely basis. The material weakness identified was a lack of segregation of duties related to the review and approval of journal entries. This material weakness was previously identified in the year ended December 31, 2019. During the year ended December 31, 2020, certain procedures were implemented to address the prior year material weakness through the addition of compensating controls; however, it was not fully remediated at December 31, 2020, and therefore remained as a material weakness as at December 31, 2020. The Company expects the remediation of this material weakness to be complete by December 31, 2021. Remediation may take longer than we expect, the costs to be incurred in connection with remediation may be higher than we expect, and our efforts may not prove to be successful in remediating this material weakness.

If we fail to establish and maintain adequate internal controls, including by remediating the aforementioned material weaknesses, we could suffer material misstatements in our financial statements and fail to meet our reporting obligations, which would likely cause investors to lose confidence in our reported financial information. As a result, we may be subject to costly litigation and shareholder actions, our access to the capital markets may be limited or adversely affected, our results of operations may be adversely affected and the trading price of our common shares may decline. Additionally, ineffective internal controls could expose us to an increased risk of fraud or misuse of corporate assets and subject us to potential delisting from the stock exchanges on which we list or to other regulatory investigations and civil or criminal sanctions. Furthermore, we may be the subject of negative publicity focusing on the restatement of our previously issued financial results and related matters, and may be adversely impacted by negative reactions from our shareholders, creditors, or others with whom we do business. This negative publicity may impact our ability to attract and retain customers, employees and suppliers.

Pursuant to Section 404 (“SOX 404”) of the Sarbanes Oxley Act of 2002 (“SOX”), we are required, beginning with the this annual report, to furnish a report by our management on our internal control over financial reporting, which, after we are no longer an emerging growth company, must be accompanied by an attestation report on such internal controls issued by our independent auditors. In this regard, we need to continue to dedicate internal resources, potentially engage outside consultants and adopt a detailed work plan to assess and document the adequacy of our internal control over financial reporting, continue steps to improve control processes as appropriate, validate through testing that controls are functioning as documented and implement a continuous reporting and improvement process for internal control over financial reporting. Despite our efforts, there is a risk that in the future neither we nor our independent auditors will be able to conclude within the prescribed timeframe that our internal control over financial reporting is effective as required by SOX 404.

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

We may be exposed to fluctuations of the Canadian dollar against certain other currencies because we publish our financial statements in Canadian dollars, while a portion of our assets, liabilities, revenues and costs have been or will be denominated in other currencies. Exchange rates for currencies of the countries in which we intend to operate in the future, which currently include countries located within the Eurozone, may fluctuate in relation to the Canadian dollar, and such fluctuations may have a material adverse effect on our earnings or assets when translating foreign currency into Canadian dollars.

Risks Related to Regulation and Legal Proceedings

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

In addition, regulations are continuing to be developed for different aspects of the adult-use cannabis industry in Canada. For example, on June 26, 2019, Health Canada published amendments to the Cannabis Regulations to expand the permitted formats for products that contain or are derived from cannabis to include edible cannabis, cannabis extracts and cannabis topicals. These regulations came into force on October 17, 2019 and sales of edible cannabis, cannabis extracts and cannabis topicals commenced in December 2019. While we intend to continue to offer edible cannabis products in accordance with the final rules and regulations, the regulations and market for such products and adult-use cannabis generally may not develop or may not develop as we expect or on the timeline that we expect, which could have a material adverse effect on our business and results of operations.

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

Our Canadian business operations are dependent on licences issued by Health Canada. Our licence for our Olds Facility expires on September 14, 2021, and our licence for our facility located in Rocky View, Alberta (the “Rocky View Facility”), expires on June 11, 2023. Each of these licences was issued for a period of three years. A holder of a cannabis licence under the Cannabis Act and Cannabis Regulations must apply to renew its licence on or before the licence expiry date. Following receipt of the renewal application, Health Canada will (i) confirm the security clearance status of all relevant individuals; (ii) confirm the status of fees paid (if applicable) and (iii) confirm the status of licences issued by the Canada Revenue Agency under the Excise Act, 2001 (if applicable). Health Canada may also conduct an inspection to verify compliance or ask the licence holder to provide additional information. A renewed licence with a new expiry date will be issued once Health Canada confirms that all requirements have been met. Cannabis licence holders can apply to renew their licence up to four months before the licence expires. Failure to comply with the requirements of the licences or any failure to renew the licences would have a material adverse impact on us. There can be no guarantee that Health Canada will renew our licences, or that such renewals will occur in a timely fashion or on terms similar to our existing licences or otherwise acceptable to us. Any new facilities or the expansion of our business at existing facilities requires the approval of Health Canada, and there is no guarantee that Health Canada will grant such approvals. Our ability to expand our production capacity depends on our ability to obtain such approvals. Health Canada requires new applicants for cannabis licences under the Cannabis Act to have a fully built site that meets all the requirements of the Cannabis Regulations at the time of their application, as well as satisfying other application criteria. Further, according to Health Canada, it will not substantively review our licence applications until the facilities associated with such licence applications are fully constructed and meet all the requirements of the Cannabis Regulations. Any delay in renewing or granting a licence, revocation of an existing licence, refusal to grant a licence or change in the terms of licence could materially adversely impact our expected future operations.

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

If we expand outside of Canada, our ability to operate and sell in foreign jurisdictions will be dependent on our ability to obtain and comply with the necessary regulatory licences and requirements. Additional government licences may be required in the future in connection with our operations, in addition to other known and unknown permits and approvals which may be required, including with respect to our Canadian and other foreign operations. To the extent such permits and approvals are required and not obtained, we may be prevented from operating or expanding our business.

Any failure on our part to comply with applicable regulations could prevent us from being able to carry on our business, and there may be additional costs associated with any such failure.

Our business activities are heavily regulated in all jurisdictions where we do business. Our operations are subject to various laws, regulations and guidelines by governmental authorities, including Health Canada, relating to the cultivation, processing, manufacture, marketing, management, distribution, transportation, storage, sale, packaging, labelling, pricing and disposal of cannabis and cannabis products. In addition, we are subject to laws and regulations relating to employee health and safety, insurance coverage and the environment. Laws and regulations, applied generally, grant government agencies and self-regulatory bodies broad administrative discretion over our activities, including the power to limit or restrict business activities as well as impose additional disclosure requirements on our products and services.

Health Canada inspectors routinely assess our facilities for compliance with applicable regulatory requirements. In addition, we have, and in the future may, self-report violations of regulatory requirements to Health Canada and other regulators. Any failure by us to comply with the applicable regulatory requirements could:

•	require extensive changes to our operations;
•	result in regulatory or agency proceedings or investigations;
•	result in the revocation of our licences and permits, increased compliance costs;
•	result in damage awards, civil or criminal fines or penalties;
•	result in restrictions on our operations;
•	result in Health Canada or other regulators destroying or placing a hold on our inventory;
•	harm our reputation; or
•	give rise to material liabilities.

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

Achievement of our business objectives is contingent, in part, upon compliance with regulatory requirements enacted by governmental authorities and obtaining all necessary regulatory approvals for the cultivation, processing, production, storage, distribution, transportation, sale, import and export, as applicable, of our products. Any failure to comply with the regulatory requirements applicable to our operations may lead to possible sanctions, including:

•	the revocation or imposition of additional conditions on licences to operate our business;
•	the suspension or expulsion from a particular market or jurisdiction or of our key personnel;
•	the imposition of additional or more stringent inspection, testing and reporting requirements;
•	product recalls or seizures; and
•	the imposition of fines and censures.

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

Government-run provincial and territorial distributors in Canada require suppliers to meet certain service and business standards, and routinely assess their suppliers for compliance with these standards. For example, our current supply agreement with the Alberta Gaming, Liquor and Cannabis Commission (the “AGLC”), permits the AGLC to inspect and test our products for compliance with a rigorous set of criteria, including packaging, labelling, timing and stated quality test results. We may pursue arrangements with third parties to produce cannabis on our behalf to supplement internal production. In addition, we use third parties to extract THC and hemp-derived cannabidiol (“CBD”) for use in various product offerings, including for use in our vape products. Any failure by us or our third-party suppliers to comply with such standards could result in our being disqualified as a supplier and could lead to the termination or cessation of orders under existing or future supply contracts. Further, provincial and territorial purchasers, including the AGLC, may terminate or cease ordering under existing contracts at any time without cause. If any of the foregoing events were to occur, our access to such markets may be limited or eliminated.

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

In the United States, despite cannabis having been legalized for medical use or adult use in a number of states, cannabis and cannabis products, other than hemp and certain hemp-derived products, such as CBD, continue to be categorized at the federal level as a Schedule I controlled substance under the Controlled Substances Act (“CSA”), and subject to the Controlled Substances Import and Export Act, as amended (“CSIEA”). Although we believe that we are not currently subject to the CSA or CSIEA, because we have no business operations in the United States, and we do not distribute any products in the United States, we may do so in the future. In any event, we are or may become subject to various other U.S. federal laws and regulations, including as result of the listing of our common shares on the Nasdaq Capital Market (“Nasdaq”), and violations of any U.S. federal laws or regulations, including the CSA and CSIEA, whether intentionally or inadvertently, could result in significant fines, penalties, administrative sanctions, convictions or settlements arising from civil proceedings initiated by either the U.S. federal government or private citizens or criminal charges, including disgorgement of profits, cessation of business activities or divestitures. Further, the status of cannabis as a Schedule I controlled substance may cause us, and our business, to be negatively perceived by prospective U.S. investors or other parties, who may incorrectly believe that the CSA or CSIEA apply to us, or who may have reputational or other concerns about dealings with a cannabis grower even if it is not conducting business in, or distributing any products in, the United States. The risks outlined in this risk factor would be accentuated if we were to invest, whether directly or indirectly, in a U.S. cannabis business or otherwise expand our operations into the United States.

We are, or may become, subject to a variety of laws and regulations in Canada, the United States, the United Kingdom, the European Union and elsewhere that prohibit money laundering, including the Proceeds of Crime and Terrorist Financing Act (Canada), the Money Laundering Control Act (United States), as amended, the UK Bribery Act 2010, the UK Proceeds of Crime Act 2002, Directive (EU) 2015/849 and the rules and regulations thereunder and any related or similar rules, regulations or guidelines issued, administered or enforced by governmental authorities in Canada, the United States, the United Kingdom, the European Union or any other jurisdiction in which we have or are developing business operations or to which we export. Although we believe that none of our activities implicate any applicable money laundering statutes, in the event that any of our business activities, any dividends or distributions therefrom, or any profits or revenue accruing thereby are found to be proceeds of crime under one or more of the statutes described above or any other applicable legislation, any persons, including investors, found to be aiding and abetting us in such violations could be subject to criminal or civil liability. Any violations of these laws, or allegations of such violations, could disrupt our operations, significantly distract management and involve significant costs and expenses, including legal fees. We could also suffer severe penalties, including criminal and civil penalties, disgorgement and other remedial measures.

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

We may expand our operations to various countries, including the United States, United Kingdom and other European countries. As a result of these expansions, we may become exposed to various levels of political, economic, legal, regulatory and other risks and uncertainties associated with operating in or exporting to these jurisdictions. These risks and uncertainties include changes in the laws, regulations and policies governing the production, sale and use of cannabis and cannabis-based products, political instability, currency controls, fluctuations in currency exchange rates and rates of inflation, labor unrest, changes in taxation laws, regulations and policies, restrictions on foreign exchange and repatriation and changing political conditions and governmental regulations relating to foreign investment and the cannabis business more generally.

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

Additionally, we have received notice of a legal proceeding commenced against us in the province of Quebec by another licensed cannabis producer alleging breach of a supply agreement and have filed a statement of defence. We have recorded a reserve in the amount of $1.6 million at December 31, 2020 in respect of this matter. The matter is currently in discovery.

In connection with our initial public offering (“IPO”), we and certain of our current and former officers and directors, as well as the underwriters of our IPO, were named as defendants in several putative shareholder class action lawsuits filed between September 9, 2019 and November 1, 2019. The cases have been consolidated in two separate actions depending on the court in which they were first filed, one in the Supreme Court of New York, New York County, captioned In re Sundial Growers Inc. Securities Litigation, Index No. 655178/2019, and the other in the United States District Court for the Southern District of New York, captioned In re Sundial Growers Inc. Securities Litigation, Master Case No. 1:19-cv-08913-ALC. The complaints in each of the two consolidated actions assert claims under Sections 11, 12(a)(2), and 15 of the U.S. Securities Act of 1933, as amended (the “Securities Act”). They generally allege that we made material misstatements and omissions in the prospectus and registration statement in connection with the IPO with respect to, among other things, the failure to disclose systemic quality control issues as well as the return of cannabis and termination of the supply agreement by one of the Company’s customers.

In addition, on May 7, 2020, the Company and certain of its current and former directors and officers were named as defendants in a lawsuit, captioned SUN, a Series of E Squared Investment Fund, LLC et al. v. Sundial Growers Inc. et al., Case No. 1:20-cv-03579. The complaint asserts claims for alleged violations of U.S. federal securities laws, including Sections 12(a)(2) and 15 of the Securities Act of 1933 and Section 10(b) the Securities Exchange Act of 1934, as well as claims for breach of contract, breach of fiduciary duty, fraud in the inducement and negligent misrepresentation. Among other things, the complaint alleges that the company made misrepresentations regarding the licensing and ability of Bridge Farm to export hemp and CBD to Europe, as well as regarding the quality of the Company’s cannabis and a return by one of the Company’s customers.

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

We face competition from the illegal cannabis market.

We face competition from the illegal dispensaries that are unlicensed and unregulated, and otherwise from illegal market participants, who sell cannabis and cannabis products, including products with higher concentrations of active ingredients, using flavors or other additives or engaging in advertising and promotion activities that we are not permitted to. As these illegal market participants do not comply with the regulations governing the cannabis industry, their operations may also have significantly lower costs. The perpetuation of the illegal market for cannabis may have a material adverse effect on our business, results of operations, as well as the perception of cannabis use.

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

Risks Related to our Business

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

Our provincial or territorial supply agreements do not contain purchase commitments or otherwise obligate the purchaser to buy a minimum or fixed volume of products from us and allow the purchaser broad latitude to return product to us. As a result, the amount of cannabis that the AGLC, the OCS, the BCLDB, MLL, SLGA, ANBL, NSLC, PEICMC or SQDC or, collectively, Provincial Buyers, may purchase under our supply agreements, or its price, may deviate significantly from our expectations. In addition, our results of operations could fluctuate materially in the future and could be materially and disproportionately impacted by the purchasing decisions of the Provincial Buyers and any other future government purchasers as well as the return of unsold products. If any of the Provincial Buyers decides to purchase lower volumes of products from us (or return more product) than we expect, charges “slotting fees” in connection with carrying our products, charges additional taxes, insists on a price that is lower than we expect, alters its purchasing patterns at any time with limited notice, decides not to continue or begin to purchase our cannabis products at all or does not renew its agreement with us on similar terms or other terms acceptable to us, our results of operations could be materially adversely affected. We have in the past, and may in the future, offer price discounts and other promotions to provincial boards to promote the movement of slower selling products or as the result of price compression in the market. We also record return provisions in our financial statements based on the estimated likelihood of having additional slow-moving and aged-product returned. If we underestimate the magnitude of such return provisions, our results of operation would be negatively affected. In addition, if the legal distributions channels in Canada for cannabis do not develop either because of delays in the opening of dispensaries or otherwise, our results of operations would be materially adversely affected.

We experience significant customer concentration, with a limited number of customers accounting for a significant portion of our revenues.

Our top five customers accounted for 69% for the year ended December 31, 2020. Of these customers, four customers have each accounted for more than 10% of our revenues for such period. Inherent risks exist when a large percentage of total revenues is concentrated with a limited number of customers.

It is not possible for us to predict the future level of demand for our products that will be generated by these customers or the future demand for the products of these customers in the consumer marketplace. In addition, revenues from these large customers may fluctuate from time to time based on market demand for our products among consumers, the level which may be affected by market conditions or other factors, some of which may be outside of our control. Further, our contracts with these large customers do not contain purchase commitments or otherwise obligate the purchasers to buy a minimum or fixed volume of products from us (and allow these customers to return product to us for a variety of reasons). If any of our major customers experience declining or delayed sales of our products to consumers due to market, economic or competitive conditions, we could be pressured to reduce the prices we charge for our products, reduce the volume of products we supply to such customers, we could lose the customer or have a substantial amount of product returned to us. Additionally, although historically, our reserves for doubtful accounts have not been material, if any of our large customers were to suffer financial instability, they could refuse or delay payment of outstanding receivables. Any such development may have a material adverse effect on our business, results of operations and financial condition.

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

In addition, other parties may claim that our products, or those we license from others, infringe on their intellectual property, including their proprietary or patent protected rights. Such claims, whether or not meritorious, may result in the expenditure of significant financial and managerial resources and legal fees, result in injunctions or temporary restraining orders or require the payment of damages. As well, we may need to obtain licences from third parties who allege that we have infringed on their lawful rights. Such licences may not be available on terms acceptable to us, or at all. In addition, we may not be able to obtain or utilize on terms that are favorable to us, or at all, licences or other rights with respect to intellectual property that we do not own. In the event that we licence our intellectual property to a third party, including a third-party manufacturer, such third party could misappropriate our intellectual property or otherwise violate the terms of our licence. If any of the foregoing events were to occur, it could have a material adverse effect on our business, results of operations and financial condition.

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

Risks Related to Our Operations

We are dependent upon a limited number of facilities that are integral to our business.

As of the date of this Annual Report, all our cultivation and production activities are conducted at our Olds Facility and Rocky View Facility, and our licences from Health Canada are specific to those facilities. Disruptions at, or adverse changes or developments affecting, our Olds Facility or Rocky View Facility, including municipal rezoning, facility design errors, environmental pollution, equipment or process failures, production errors, disease or infestation of our crops, fires, breakdowns of our sewage system, explosions, power failures, natural disasters or security failures, have had and could have negative impacts on our production, the quality of our products, our reputation in the market and our financial results – any one of which could materially adversely impact our business. For example, a fire at our Olds Facility in December 2018 damaged a portion of our crops and caused some delays in our production cycle. In addition, any failure to comply with regulatory requirements under the Cannabis Act could result in the suspension or termination of our Health Canada licences and could have an adverse impact on our ability to renew such licences. On December 28, 2020, we announced a concentrates licensing agreement based out of our Rocky View facility. Within the agreement is a non-binding purchase agreement to sell the Rocky View facility for $5.0 million. The estimated recoverable amount of the Rocky View facility was determined to be its fair value less costs of disposal and an impairment of $0.7 million was recorded to write down the assets to their recoverable amount as of December 31, 2020.

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

The cultivation of cannabis is an agricultural process. As such, our business is subject to the risks inherent in the agricultural business, including risks of crop failure presented by weather, insects, fire, plant diseases and similar agricultural risks. Although we currently grow our products indoors under climate-controlled conditions, there can be no assurance that natural elements, such as extreme weather, insects and plant diseases, will not entirely interrupt our production activities or have an adverse effect on our business. In addition, cannabis plants, including cannabis, can be vulnerable to various pathogens including bacteria, fungi, viruses and other miscellaneous pathogens. We have had to dispose of crops in the past due to pathogens. Such instances often lead to reduced crop quality, stunted growth or death of the plant. Moreover, cannabis, including hemp, is “phytoremediative”, meaning that it may extract toxins or other undesirable chemicals or compounds from the ground in which it is planted. Various regulatory agencies have established maximum limits for pathogens, toxins, chemicals and other compounds that may be present in agricultural materials. In addition, we have experienced, and may in the future experience, production issues at our facilities, including poor crop yields, harvests of product with THC concentration that is too low to meet product specifications, fires, floods and contamination of our product from foreign objects. As a result of the foregoing, our products may not be suitable for commercialization, our products may be returned to us by our customers, and we may have to destroy the applicable portions of our crops.

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

In March 2020, as a result of the COVID-19 pandemic, Alberta declared a state of emergency and ordered the closure of schools and certain other public facilities. Alberta also amended its rules around paid sick leave to allow full and part-time employees to take 14 days of job-protected leave if they are required to self-isolate or caring for a dependent that is required to self-isolate. In addition, we announced enhanced safety protocols at our Canadian facilities, staffing measure changes and implemented remote work procedures for its corporate staff. Such measures and government mandates may not be effective and one or more of our employees may get sick and may come to work infected, necessitating a short or long-term closure of the affected facilities, disrupting production. Such measures and mandates may also increase our expenses and otherwise impair our production levels or cause us to close or severely limit production at our facilities. Further, legal cannabis dispensaries in Canada may close voluntarily or be forced to close by the provincial governments, reducing our ability to distribute cannabis. Consumer demand for cannabis and our other products may be reduced as a result of reductions in consumers’ disposable income associated with lay-offs and work or pay limitations due to mandatory social distancing and lockdown measures implemented by governments in the geographies where we operate. Production limitations, delays or stoppages, social distancing measures and other impediments affecting our suppliers, partners or producers of goods, such as vape hardware, should they materialize, may make it difficult, more costly, or impossible for Sundial to produce or distribute cannabis, conduct quality testing, extract cannabis oils, or otherwise market and sell its products. For example, we have experienced delays in shipment of vape cartridge hardware for our products from China. Limitations on the function of Health Canada and other regulators as a result of remote work of its employees or redeployment of its resources to addressing the pandemic may delay our communications with the regulatory authorities and delay renewal of our existing licences or the receipt of additional licences required for our operations, should such licences be sought. If macroeconomic conditions continue to worsen in Canada and the rest of the world, demand for cannabis and our other products may significantly decline and industry participants, including our customers and suppliers, may face financial hardship. In addition, the increased market volatility resulting from global business and economic disruption related to the pandemic and measures to contain it has made it more difficult for companies to access capital markets. Such volatility has hampered, and may in the future hamper, Sundial’s efforts to secure additional financing. The duration and severity of the COVID-19 pandemic is currently unknown and the pandemic may continue for a significant period of time. Any of the foregoing may adversely affect our financial position, results of operations and liquidity. The longer the pandemic continues, the more severe such impacts may be. To date the COVID-19 pandemic has not had a material impact on Sundial’s business or operations.

The future impact of the COVID-19 pandemic on the Canadian cannabis market is uncertain. Even after the pandemic subsides, our businesses could also be negatively impacted should the effects of COVID-19 lead to changes in consumer behavior, including as a result of a decline in discretionary spending due to the adverse impact that the COVID-19 pandemic has had on the Canadian economy, financial markets and employment levels. During the past year, financial conditions for the cannabis industry have faced increased volatility. If such volatility continues, or there is a prolonged recession resulting from the COVID-19 pandemic, resulting in declines of cannabis purchases by consumers, our business, financial condition, results of operations and cash flows would be materially adversely affected.

Significant interruptions in our access to certain key inputs such as labor, raw materials, electricity, water and other utilities may impair our growing operations and materially affect our business.

Our business is dependent on a number of key inputs and their related costs, including raw materials, supplies and equipment related to our operations, as well as electricity, water and other utilities. Any significant interruption, price increase or negative change in the availability or economics of the supply chain for key inputs and, in particular, rising or volatile energy costs could curtail or preclude our ability to continue production and may have a material adverse impact on our business and results of operations. While we believe we have met all milestones and have made application for all subsidies, there is no assurance that subsidies will continue or that our outstanding applications will be approved. In addition, our operations could be significantly affected by a prolonged power outage. Furthermore, our cultivation operations require a significant amount of electricity as a result it may be difficult for us to locate areas to construct additional cultivation operations as we grow.

Our ability to compete and grow cannabis is dependent on us having access, at a reasonable cost and in a timely manner, to skilled labor, equipment, parts and components. No assurances can be given that we will be successful in maintaining our required supply of labor, equipment, parts and components.

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

The Canadian excise duty framework may affect profitability.

Canada’s excise duty framework imposes an excise duty and various regulatory-like restrictions on certain cannabis products sold in Canada. We currently hold licenses issued by the Canada Revenue Agency (“CRA”) required to comply with this excise framework. Any change in the rates or application of excise duty to cannabis products sold by us, and any restrictive interpretations by the CRA or the courts of the regulatory-like restrictions contained in the Excise Act, 2001 (Canada) (which may be different than those contained in the Cannabis Act) may affect our profitability and ability to compete in the market.

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

Risks Related to our Markets and Industry

We intend to continue to focus primarily on the premium segment of the adult-use cannabis market, which may not be sustainable, or in which we may not be able to develop or maintain a brand that attracts or retains customers.

We focus primarily on users of cannabis in the Canadian adult-use cannabis market who are looking for premium products; however, such a market may not be sustainable. We may not be able to achieve or maintain attractive margins and our ability to achieve our near term or long-term business objectives would be materially adversely affected. Further, we may not be successful in creating and maintaining consumer perceptions of the value of our premium products. The promotion of cannabis is strictly regulated in Canada. For example, promotion is largely restricted to the place of sale and subject to prescribed conditions set out in the Cannabis Act and the Cannabis Regulations. Among other restrictions, the Cannabis Act prohibits testimonials and endorsements, lifestyle branding and promotion that is appealing to minors. Such restrictions on advertising, marketing and the use of logos and brand names, and other restrictions on advertising imposed by Canadian federal or provincial laws or regulations, or similar regulations imposed in other jurisdictions, may prevent us from creating and maintaining consumer perceptions in the value of our premium products and establishing ourselves as premium producers. If we cannot successfully enter into or compete in the premium market, we may face significant challenges in gaining or maintaining a market share in Canada or in other cannabis markets in which we intend to operate, or we may be forced to sell our products at a lower price, which may materially adversely affect our results of operations.

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

Our business model, including our ability to successfully target the premium segment of the adult-use cannabis market and maintain our brand, is also dependent on being able to grow at scale different strains of cannabis with consistent yields and THC-levels by strain. To the extent we are unable to do so, or we are unable to achieve desired THC-levels, our ability to achieve our near term or long-term business objectives would be materially adversely affected.

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

In addition, there is no assurance that the industry and market will continue to exist and grow as currently estimated or anticipated or function and evolve in the manner consistent with management’s expectations and assumptions. We could also be subject to other events or circumstances that that adversely affect the cannabis industry, such as the imposition of further restrictions on sales and marketing or further restrictions on sales in certain areas and markets.

The adult-use cannabis market in Canada has experienced, and may in the future experience, supply and demand fluctuations.

Following legalization, there was a shortfall in supply in the Canadian adult-use cannabis market leading to increased prices, increases in out-of-stocks and the consumers opting to buy cannabis on the illicit market. We and other licensed producers responded by increasing capacity. The increase in production combined with slower than expected retail store growth has resulted in over-supply in 2020, a trend that has continued into 2021. As inventory levels become greater than consumer demand, we have had to, and may in the future have to, engage in sale of excess inventory at discounted prices or offer promotional pricing to move older product, which could significantly impair operating results and our brand image. Conversely, if we underestimate demand for our products, we may experience inventory shortages, which might delay shipments to customers, reduce revenue, negatively impact customer relationships and diminish brand loyalty. For example, we have experienced shortages and out-of-stocks in our vape products due to supply constraints. In addition, demand for cannabis and cannabis products is dependent on a number of social, political and economic factors that are beyond our control, including the novelty of legalization, which may wear off. A material decline in the economic conditions affecting consumers can cause a reduction in disposable income for the average consumer (as a result of the continuing impact of the COVID-19 pandemic or otherwise), change consumption patterns and result in a reduction in spending on cannabis products or a switch to other products obtained through illicit channels. There can be no assurance that market demand for cannabis will continue to be sufficient to support our current or future production levels or that we will be able to generate sufficient revenue to be profitable.

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

As of March 17, 2021, approximately 616 licences were issued by Health Canada. Certain of these competitors have longer operating histories and significantly greater financial, production, marketing, research and development and technical and human resources than we do. Some of these competitors have become public companies in the United States or Canada, giving them the ability to raise significant amount of capital quickly or use their publicly traded equity securities to conduct acquisitions. In addition, many other competitors have established retail locations. As a result, our competitors may be able to bring more and better products to market more quickly than us. Our commercial opportunity in the adult-use market could be reduced or eliminated if our competitors produce and commercialize products for the adult-use market that, among other things, are safer, more effective, more convenient, better quality or less expensive than the products that we produce, have greater sales, marketing and distribution support than our products, enjoy enhanced timing of market introduction and perceived effectiveness advantages over our products and receive more favorable publicity than our products. If our adult-use cannabis products do not achieve an adequate level of acceptance by the adult-use cannabis market, we may not generate sufficient revenue from these products, and our adult-use cannabis business may not become profitable. We expect that competition in the adult-use cannabis market and other cannabis markets in which we expect to participate will become more intense as current and future competitors begin to offer an increasing number of diversified products. As competition increases, we may experience downward price pressure on our cannabis products, loss of market share and increased marketing costs. To remain competitive, we will require a continued high level of investment in research and development, marketing, sales and client support, and we may not have sufficient resources to maintain such efforts.

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

We may not be successful in maintaining consumers’ brand recognition and loyalty to our products.

We compete in a market that relies on innovation and the ability to react to evolving consumer preferences in order to maintain existing consumer bases and consumer loyalty. Consumers in the cannabis market have demonstrated a degree of brand loyalty, but suppliers must continue to adapt their products in order to maintain their status among customers as the market evolves. Our continued success depends in part on our ability and our ability to continue to differentiate our brand names and maintain similarly high levels of recognition with target consumers. Trends within the cannabis industry change often and our failure to anticipate, identify or react to changes in these trends could, among other things, lead to reduced demand for our products.

Our ability to build and maintain brand recognition and loyalty is limited by current and potential future regulations that restrict our packaging, advertising and other branding efforts, making it more difficult to appeal to consumers or to leverage our brands. For example, the Canadian federal regulatory regime requires plain packaging on cannabis products and prohibits testimonials, lifestyle branding and packaging that is appealing to youth. These and similar limitations could have a material adverse impact on our business, financial condition and results of operations, as they make it more difficult to establish and retain brand recognition and customer loyalty.

Furthermore, even if we are able to continue to distinguish our products, there can be no assurance that the sales, marketing and distribution efforts of our competitors will not be successful in persuading consumers of our products to switch to their products. Some of our competitors have greater access to resources than we do, which better positions them to conduct market research in relation to branding strategies or costly marketing campaigns. Any loss of consumer brand recognition or loyalty to our products or our inability to effectively brand our products in a recognizable way, whether as a result of regulation or otherwise, will have a material effect on our ability to continue to sell our products and maintain our market share, which could have a material adverse effect on our business, results of operations, financial condition and cash flows.

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

In connection with Cannabis 2.0, we have begun selling vape products in Canada. In Canada, vape products are regulated under the Cannabis Act and associated regulations, and such regulations were drafted prior to the recent reports of vaping-related deaths and illnesses in the United States. As a result, Health Canada or the individual provinces may amend or further review the rules governing vape products and restrict or prohibit sales of such products. For example, the AGLC delayed the legalization of vaping products in Alberta and, currently, vaping products are illegal in Quebec and Newfoundland. There can be no assurance that we will be able to meet any additional compliance requirements or regulatory restrictions or remain competitive in the face of unexpected changes in market conditions.

There is a limited history and volume of research on the health effects of vaping, electronic cigarettes and other similar products. If the medical community were to determine that vaping or use of any of related products caused or posed a risk of long-term health risks, market demand for these products and their use could materially decline. Such a determination could expose us to litigation and result in increased regulation. Furthermore, vaping products sold on the illicit market that contain harmful chemicals or other ingredients may adversely impact the demand for such products in the legal market and create the perception that such products were dangerous. In addition, regulators may prohibit the sale of vaping products all together or severely restrict their use. A decline in the market demand for our vaping products, product liability claims, and increased regulation could have a material adverse effect on our business.

The hemp and CBD product markets in Canada, the European Union, the United States and elsewhere are also subject to many of the same risks as the adult-use cannabis industry and market.

The hemp and CBD product markets in Canada, the European Union, the United States and elsewhere are subject to many of the same risks that are applicable to the broader cannabis industry and adult-use cannabis market, including risks related to the need for regulatory approvals, the early status and uncertain growth of the industry, agricultural farming, consumer acceptance and perception of hemp-derived products, competition, regulations regarding labelling, branding and marketing and the lack of clinical studies regarding the benefits, viability, safety, efficacy and dosing of such products.

Risks Related to Our Products

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

Manufacturers and distributors of consumer goods products are sometimes subject to the recall or return of their products for a variety of reasons, including public health and public safety risks, product defects, such as contamination, adulteration, unintended harmful side effects or interactions with other substances, packaging safety, inadequate or inaccurate labelling disclosure or old-age. Although we have detailed procedures in place for testing our finished products, there can be no assurance that any quality, potency or contamination problems will be detected in time to avoid product returns, recalls, regulatory action or lawsuits, whether frivolous or otherwise. While we have not been subject to a recall to date, if any of the products produced by us are recalled in the future due to an alleged product defect or for any other reason, we could be required to incur the unexpected expense of the recall and any legal proceedings that might arise in connection with the recall. In addition, from time to time, we have had customers return our products alleging, among other things, contamination and failure to meet designated specifications as well as a result of the age of slow-moving product. As a result of any such recall or return, we may lose a significant amount of sales and may not be able to replace those sales at an acceptable margin or at all. In addition, a product recall or return may require significant management attention, expose us to liabilities or damage our reputation and goodwill or that of our products or brands.

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

Risks Related to Our Employees, Partners and Third Parties

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

We derive a portion of our revenue from sales of cannabis flower to other licensed producers in Canada. Our supply contracts with these other licensed producers contain provisions governing, among other things, the quality and THC-content of the cannabis supplied and the manner, time and place of such delivery. We have experienced issues with such supply agreements, including a legal dispute with one of our customers resulting from our failure to timely deliver product and the provision of additional product at no cost to another customer due to a disagreement over the THC-content of product supplied. Issues with our contracts, including disagreements with our counterparties and any resulting publicity, and failure to comply with such agreements may have a material adverse impact on our results of operation and business. In addition, we are exposed to the credit risk of the licensed producers to which we sell. If any of our licensed producer-customers were to suffer financial difficulty, including bankruptcy, our business and liquidity may be materially adversely affected.

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

Each director and certain key employees of a company that holds a licence for cultivation, processing or sale under the Cannabis Regulations is subject to the requirement to obtain and maintain a security clearance from Health Canada. Certain additional key personnel are also required to obtain and maintain a security clearance. Under the Cannabis Regulations, a security clearance cannot be valid for more than five years and must be renewed before the expiry of a current security clearance. All of our directors and executive officers have obtained security clearance from Health Canada with the exception of Zach George (our Chief Executive Officer and director). There is no assurance that any of our existing personnel who presently or may in the future require a security clearance will be able to obtain or renew such clearances in a timely manner or at all, or that new personnel who require a security clearance will be able to obtain one. A failure by an individual in a key operational position to maintain or renew his or her security clearance could result in a reduction or complete suspension of our operations or loss of our licences. In addition, if an individual in a key operational position leaves us, and we are unable to find a suitable replacement who is able to obtain a security clearance required by the Cannabis Act in a timely manner, or at all, we may not be able to conduct our operations at planned production volume levels or at all. Furthermore, the Cannabis Regulations require us to designate a qualified individual in charge who is responsible for supervising transactions with cannabis, which individual must meet certain educational and security clearance requirements. Moreover, depending on the activity, under current regulations a qualified person in charge or an individual with security clearance must be physically present in a space where other individuals are conducting activities with cannabis. If our current designated qualified person in charge fails to maintain his security clearance, or if our current designated qualified person in charge leaves us and we are unable to find a suitable replacement who meets these requirements, we may no longer be able to conduct activities with respect to the cultivation, production or sale of cannabis.

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

Risks Related to Our Acquisitions and Investments

We may make investments into equity or debt securities of other companies, or provide credit to other companies, and we may not obtain the anticipated level of return on such investments, or any return at all.

We have made in the past, and may in the future continue to make, investments into the equity or debt securities of other companies, including by subscribing for such companies’ common shares, preferred shares, convertible debt or other securities. We may also provide revolving or non-revolving credit facilities or other types of loans to other companies.

Any such investment will be subject to liquidity, market value, credit, interest rate, reinvestment and certain other risks, which will be increased if we invest in securities or instruments which are not investment grade assets. The companies that we invested into in the past have had, and companies we may invest into in the future may have, poor financial performance, liquidity and results of operations.

Non-investment grade assets are considered speculative in nature and, if such assets represent debt securities or credit instruments, they may become a defaulted obligation for a variety of reasons. If such debt securities or credit instruments become subject to either substantial workout negotiations or restructuring, this may entail, among other things, a substantial reduction in the interest rate, a substantial write-down of principal, and a substantial change in the terms, conditions and covenants of such instruments. Such negotiations or restructuring may be quite extensive and protracted over time, which may detract the attention of our management from other matters and result in substantial uncertainty with respect to the ultimate recovery on the instrument. In the event of default, the liquidity of our investments may be limited, and to the extent that they are sold, it is highly unlikely that the proceeds from such sale will be equal to the amount of unpaid principal and interest thereon.

The fact that any debt securities or credit instruments may be secured does not guarantee that we will receive principal and interest payments according to their terms, or that we will be able to collect on such securities or instruments should we be forced to enforce our remedies. There is also a risk that the assets securing the securities or instruments may decrease in value over time, carry liabilities for which we may be responsible should we take possession of collateral, be difficult to appraise or liquidate and may fluctuate in value based upon the success of the borrowers’ business and market conditions, including as a result of the inability of such borrowers to raise additional capital or otherwise as a result of deterioration of its financial condition and prospects.

If we invest in equity securities of other companies, such companies may never declare dividends, or may declare dividends in amounts insufficient to generate a return on our investment. As such, our only means to earn a return on our investment may be to sell the securities for a greater price than we paid for them, and there can be no assurance that we would be able to do so. The price of such securities may be volatile, and will be dependent on the business, financial position, results of operations and prospects of the company in which we invested, which would be beyond our control as we do not anticipate becoming a controlling shareholder in any such company, as well as factors beyond our control or the control of the company in which we invested, including, but not limited to, performance of the financial markets generally, investor perception of the company and its industry, and speculation about such company in the media, investor community or on the internet. The price of such securities will in all cases be subject to the risks similar to those facing our common shares and risks applicable to the business and securities of the company in which we may invest. In the event of liquidation of a company in which we invested, any interest we have in the company’s equity will be subordinate to the interests of holders of debt and preferred shares of the company, if any, and as a result, we may lose our entire investment in the event of liquidation. If the company in whose equity securities we invest is private or ceases to trade on a stock exchange by virtue of de-listing following inability to comply with requirements of such stock exchange or otherwise, the liquidity of our investment in equity securities may become limited or cease to exist, causing the value of our investment to decline or be eliminated. All the foregoing could cause us to fail to realize the expected or any return on our investment in equity securities of another company.

If any of our investments provide for the payment of a royalty to us, then part of the value of our investment will be dependent on the ability of the company in which we invested to effectively maintain and grow sales of the products subject to such royalty. Such company’s ability to do so will be subject to the risks applicable to its business and there can be no assurance that such company will achieve the revenue targets required to trigger royalty payments in the near-term or at all. Should the company be unable to maintain or grow sales of its products, we may not be able to realize all or any anticipated revenues from any royalty arrangements.

Any investment we make will be subject to the risks applicable to the business, securities and operations of the company in which we invested, which, if such company is public, will be disclosed in the company’s filings with securities regulators in the applicable jurisdiction. You should read disclosure of any such risks in the company’s filings to assess the risk profile to which our investments may be subject.

Any of the foregoing could cause us not to realize all or any of the anticipated benefits of our investments and may result in our taking an impairment charge related to such investments, which may materially adversely affect our financial position, results of operations and prospects. All of our investment decisions will be subject to our discretion, and you will not be able to influence investment decisions with which you might disagree.

We may not realize all or any of the anticipated benefits of our investment in Zenabis.

On December 30, 2020, we completed an investment into Zenabis Investments Ltd., (“Zenabis”) a subsidiary of Zenabis Global Inc. (the “Parent”), whereby we acquired $58.9 million in aggregate principal amount of senior secured debt of Zenabis (the “Senior Loan”). The Senior Loan bears interest at a rate of 14% per annum and has a maturity date of March 31, 2025, with principal repayments due under certain circumstances over time, including $7.0 million that was payable on December 31, 2020. Following this payment, as of December 31, 2020, $51.9 million is outstanding under the Senior Loan.

The Senior Loan is subject to liquidity, market value, credit, interest rate, reinvestment and certain other risks, which is increased because the Senior Loan is a below investment grade asset. As a non-investment grade loan, the Senior Loan is considered speculative in nature and may become a defaulted obligation for a variety of reasons. On December 31, 2020, pursuant to the terms of the Senior Loan, we delivered a notice of default to Zenabis with respect to certain defaults not related to principal non-payment, which Zenabis is disputing. Should the Senior Loan become a defaulted obligation as a result of the foregoing notice of default or otherwise in the future, it may become subject to either substantial workout negotiations or restructuring, which may entail, among other things, a substantial reduction in the interest rate, a substantial write-down of principal, and a substantial change in the terms, conditions and covenants of the Senior Loan. Such negotiations or restructuring may be quite extensive and protracted over time, which may detract the attention of our management from other matters and result in substantial uncertainty with respect to the ultimate recovery on the Senior Loan. In the event of default, the liquidity for the Senior Loan may be limited, and to the extent that it is sold, it is highly unlikely that the proceeds from such sale will be equal to the amount of unpaid principal and interest thereon.

The fact that the Senior Loan is secured does not guarantee that we will receive principal and interest payments according to its terms, or that we will be able to collect on the Senior Loan should we be forced to enforce our remedies. There is also a risk that the assets securing the Senior Loan may decrease in value over time, carry liabilities for which we may be responsible should we take possession of collateral, be difficult to appraise or liquidate and may fluctuate in value based upon the success of Zenabis’ business and market conditions, including as a result of the inability of Zenabis to raise additional capital or otherwise as a result of deterioration of its financial condition and prospects.

Furthermore, pursuant to the terms of the Senior Loan, Zenabis will, on a quarterly basis for 32 quarters, also pay us a royalty (the “Royalty”) based on quarterly sales revenue from its medical, recreational and wholesale cannabis lines, net of value added or sales taxes (“Net Cannabis Revenue”), at a rate that will vary from 3.5% to 2.0% based on the volume of such Net Cannabis Revenue in the quarter. The payment of the Royalty is subject to certain Net Cannabis Revenue targets and the maintenance by Zenabis of certain debt service ratios. If the Royalty is not payable in a given fiscal quarter because of failure to meet such targets, the term of the Royalty is extended for another quarter.

As a result, part of the value of our investment is dependent on Zenabis’ ability to effectively maintain and grow sales of the products subject to the Royalty. Zenabis’ ability to do so is subject to the risks applicable to its business and there can be no assurance that it will achieve the revenue targets required to trigger Royalty payments in the near-term or at all. Should Zenabis be unable to maintain or grow sales of its products, we may not be able to realize all or any anticipated revenues from the Royalty. In addition, Zenabis has filed a petition with the Supreme Court of British Columbia for a determination of the amount required to repay and terminate the Royalty.

Any of the foregoing could cause us not to realize all or any of the anticipated benefits of our investment in Zenabis and may result in our taking an impairment charge related to such investment, which may materially adversely affect our financial position, results of operations and prospects.

We are subject to the risk of possibly becoming an investment company under the Investment Company Act of 1940.

To the extent we continue to make investments in the equity or debt securities of other companies, we run the risk of inadvertently becoming an “investment company” under Investment Company Act of 1940, as amended (the “Investment Company Act”), which may require us to register as an investment company under the Investment Company Act. Registered investment companies are subject to extensive, restrictive and potentially adverse regulations relating to, among other things, operating methods, management, capital structure, dividends and transactions with affiliates. Registered investment companies are not permitted to operate their business in the manner in which we operate our business, nor are registered investment companies permitted to have many of the relationships that we have with our affiliated companies.

To avoid becoming and registering as an investment company under the Investment Company Act, we operate as an ongoing enterprise, along with an asset base from which to pursue investments. Because we monitor the value of our investments and structure transactions accordingly, we may structure transactions in a less advantageous manner than if we did not have Investment Company Act concerns, or we may avoid otherwise economically desirable transactions due to those concerns. In addition, adverse developments with respect to our ownership of certain of current or future investments, including significant appreciation or depreciation in the market value of certain publicly traded holdings, could result in our inadvertently becoming an investment company. If it were established that we were an investment company, there would be a risk, among other material adverse consequences, that we could become subject to monetary penalties or injunctive relief, or both, in an action brought by the SEC, that we would be unable to enforce contracts with third parties or that third parties could seek to obtain rescission of transactions with us undertaken during the period it was established that we were an unregistered investment company.

We may not be able to successfully identify and execute future acquisitions or dispositions or to successfully manage the impacts of such transactions on our operations.

We may seek strategic acquisitions in the future. Our ability to identify, consummate and integrate effectively any future potential acquisitions on terms that are favorable to us may be limited by the number of attractive acquisition targets, internal demands on our resources and, to the extent necessary, our ability to obtain financing on satisfactory terms, if at all. Any such activities may require, among other things, various regulatory approvals, licences and permits and there is no guarantee that all required approvals, licences and permits will be obtained in a timely fashion or at all. Acquisitions may expose us to additional risks including: difficulties in integrating administrative, financial reporting, operational and information systems; difficulties in managing newly acquired operations and improving their operating efficiency; difficulties in maintaining uniform standards, controls, procedures and policies through all our operations; difficulties entering into markets in which we have little or no direct experience; difficulties in retaining key employees of the acquired operations; and disruptions to our ongoing business. In addition, future acquisitions could result in the incurrence of additional debt, costs, and contingent liabilities. In the past, we have incurred substantial goodwill impairments related to prior acquisitions. We may also incur costs for and divert management attention to potential acquisitions that are never consummated. For acquisitions that are consummated, expected synergies may not materialize.

Risks Related to Our Jurisdiction of Incorporation and Issuer Status

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

We are an “emerging growth company” as defined in the JOBS Act. We will remain an emerging growth company until the earliest to occur of (i) the last day of the fiscal year in which we have total annual gross revenue of US$1.07 billion or more; (ii) December 31, 2024 (the last day of the fiscal year ending after the fifth anniversary of the date of the completion of the our IPO); (iii) the date on which we have issued more than US$1.0 billion in non-convertible debt securities during the prior three-year period or (iv) the last day of the fiscal year during which we are deemed to be a “large accelerated filer” under the Securities Exchange Act of 1934, as amended (the “Exchange Act”).

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

Risks Related to Our Common Shares

The price of our common shares in public markets has experienced and may in the future experience extreme volatility and you may lose some or all of your investment in our common shares as a result.

The price of our common shares has experienced significant volatility since the time of our listing on the Nasdaq Global Select Market and has experienced extreme volatility in recent days. On March 3, 2021, the closing sale price of our common shares as reported by Nasdaq Capital Market (“Nasdaq”) was US$1.3000. On February 1, 2021, the closing sale price of our common shares as reported by Nasdaq was US$1.2100. Between March 3, 2020 and March 3, 2021, the closing sale price of our common ranged from US$0.1440 per share to US$2.9500 per share, and during the period between February 1, 2021 and March 3, 2021, our share price varied from an intra-day low of US$0.9020 per share to an intra-day high of US$3.9600 per share. Other than the US$100,000,000 offering of units announced on January 29, 2021, and the US$74,500,000 offering of units announced on February 2, 2021 (together, the “Unit Offerings”), there has been no recent change in our financial condition or results of operations, such as our earnings, revenues, or other measure of company value that is consistent with the recent change in, and volatility of, our share price. In the absence of such recent changes, the recent increases in our share price are significantly inconsistent with improvement in the actual or expected indicators of the value of the Company.

The market price for our common shares has been and may in the future continue to be extremely volatile and subject to wide fluctuations in response to numerous factors, many of which are beyond our control, including the following: (i) actual or anticipated fluctuations in our quarterly results of operations; (ii) recommendations by securities research analysts; (iii) changes in the economic performance or market valuations of other issuers that investors deem comparable to us; (iv) the addition or departure of our executive officers and other key personnel; (v) the release or expiration of lock-up or other transfer restrictions on our common shares; (vi) sales or perceived sales, or expectation of future sales, of our common shares or instruments convertible or exercisable for our common shares; (vii) significant dispositions, acquisitions or business combinations, strategic partnerships, joint ventures or capital commitments by or involving us or our competitors; (viii) news reports relating to trends, concerns, technological or competitive developments, regulatory changes and other related issues in our industry or target markets; (ix) trading activity by investors which is not motivated by or commensurate with changes in the actual or expected indicators of the value of our Company; (x) speculation in the press, in the investment community, or on the internet, including on online forums and social media, about our Company, our industry or our securities; (xi) anticipated or pending investigations, proceedings, or litigation that involve or affect us, other companies in our industry, or other companies that investors deem comparable to us; and (xii) the occurrence of any other risk identified in the risk factors included in our filings with the Securities and Exchange Commission.

Financial markets have experienced significant price and volume fluctuations which have affected the market prices of equity securities of public entities. Companies in the cannabis sector have also experienced extreme volatility in their trading prices. In many cases, these fluctuations, and the effect that they have on market prices, have been unrelated to the operating performance, underlying asset values or prospects of such entities. For example, certain companies, including ours, have recently experienced extreme volatility and increases in share price due to trading activity by retail investors which was motivated primarily by a desire to influence the financial performance of hedge funds, rather than changes in actual or expected value of the companies subject to trading activity. Accordingly, the market price of our common shares may decline rapidly and substantially even if our operating results or prospects have not changed.

Additionally, these factors, as well as other related factors, may cause decreases in asset values that are deemed not to be temporary, which may result in impairment losses to us. Furthermore, certain investors may base their investment decisions on considerations of our environmental, governance and social practices of our industry as a whole, and our performance in these areas against such institutions’ respective investment guidelines and criteria. The failure to satisfy such criteria may result in limited or no investment in our common shares by those institutions, which could materially adversely affect the trading price of our common shares. There can be no assurance that continuing fluctuations in the price and volume of equity securities will not occur and affect the trading price of our common shares.

Since we have never paid, and, for the foreseeable future, do not anticipate paying, dividends to holders of our common shares, your only means of receiving any return on an investment in our common shares is to sell our shares for a price greater than that which you paid for them. Any of the foregoing risks may prevent you from doing so in the foreseeable future or at all, and you may lose some or all of your investment. In addition, while the daily trading volume in our common shares has recently been significant, there can be no assurance that such volume will not decline, perhaps rapidly and substantially, limiting your ability to sell our common shares and make a return on your investment on your desired timeline or at all.

The risk that you fail to resell our common shares at a price greater than you paid for them and lose some or all of your investment as a result will be further exacerbated if our shares experience a “short squeeze” and you purchase shares during a short squeeze.

Investors may purchase our common shares to hedge existing exposure in our common shares or to speculate on the price of our common shares. Speculation on the price of our common shares may involve long and short exposures. To the extent aggregate short exposure exceeds the number of our common shares available for purchase in the open market, investors with short exposure may have to pay a premium to repurchase our common shares for delivery to lenders of such common shares. Those repurchases may, in turn, dramatically increase the price of our common shares until investors with short exposure are able to purchase additional common shares to cover their short position. This phenomenon is often referred to as a “short squeeze”. A short squeeze could lead to or exacerbate volatile price movements in our common shares that are not directly correlated to the performance or prospects of our Company. Once investors purchase the shares necessary to cover their short position, our share price will likely decline rapidly and substantially relative to its levels during the short squeeze, and may not return to levels at or above those during the short squeeze for a long time or at all. As a result, if you purchase our shares during a short squeeze, you will be at an increased risk of failing to sell our shares at a price greater than what you paid for them and losing some or all of your investment. While we currently have no reason to believe our shares would be the target of a short squeeze, there can be no assurance that we will not in the future be a target of a short squeeze, and you may lose a significant portion or all of your investment if you purchase our shares at a price that is significantly disconnected from the underlying value of our Company.

We may sell a substantial number of our common shares in the public market at any time. Such sales or the perception that they may occur could cause the market price of our common shares to drop significantly, even if our business is doing well.

We may sell a substantial number of our common shares, or securities convertible or exercisable into our common shares, in the public market at any time, without consent of existing shareholders. Such sales, or the perception in the market that they may occur, could reduce the market price of our common shares rapidly and substantially. Accordingly, you may become unable to resell our shares at a price greater than you paid for them for a long time or at all, and may lose some or all of your investment. The foregoing could also impair our ability to raise capital through the sale of additional equity securities.

Holders of our common shares may be subject to dilution resulting from future offerings of securities, the conversion or exercise, as applicable, of our outstanding warrants and the issuance of equity-based compensation by us.

We may raise additional funds in the future pursuant to a registration statement or otherwise, by issuing common shares, or securities exercisable or convertible into common shares, including preferred shares, warrants, rights or units comprising two or more of the foregoing securities. Holders of our common shares do not have preemptive rights in connection with such further issuances. Our board of directors has the discretion to determine if an issuance of securities is warranted, the price at which such issuance is effected and the other terms of any such future issuance. In addition, additional common shares may be issued by us in connection with the exercise of options and exchange of restricted share units (“RSUs”) and deferred share units (“DSUs”) granted by us or as part of an employee compensation plan or agreement. Such additional equity issuances have in the past, and could in the future, depending on the price at which such securities are issued, substantially dilute the interests of the holders of our common shares.

Additionally, as of March 3, 2021, there were 645,600 stock options and 4,803,800 warrants for the purchase of our common shares outstanding, of which 159,017 stock options and 3,091,267 warrants were vested and exercisable into an aggregate number of 3,250,284 common shares, at weighted average exercise prices of $2.14 and $2.25, respectively. In addition, 13,519,016 RSUs and 4,573,263 DSUs were outstanding and exchangeable for an equal number of common shares. Furthermore, as of March 3, 2021, (i) the outstanding warrants issued pursuant to a securities purchase agreement, dated June 5, 2020 (the “Securities Purchase Agreement”) (the “New Investor Warrants”) were exercisable into 500,000 common shares at an exercise price of US$0.1766; (ii) the Series A warrants issued in connection with a unit offering on August 18, 2020 (the “2020 Series A Warrants”) were exercisable into 500,000 common shares at an exercise price of US$0.1766; and (iii) the warrants issued pursuant to the warrant exercise agreement dated February 19, 2021 (the “New Warrants”) were exercisable into 98,333,334 common shares at an exercise price of US$1.50 per warrant. The conversion and exercise prices, as applicable, of the New Investor Warrants, the 2020 Series A Warrants and the New Warrants are subject to customary anti-dilution protections and certain other adjustments contained in such instruments.

If we fail to meet applicable listing requirements, Nasdaq may delist our common shares from trading, in which case the liquidity and market price of our common shares could decline.

Our common shares are listed on the Nasdaq. In order to maintain that listing, we must satisfy minimum financial and other requirements including, without limitation, a requirement that our closing bid price be at least US$1.00 per share. On May 12, 2020, we were notified by the Listing Qualifications Department of the Nasdaq that the closing bid price of our common shares for the last 30 consecutive business days from March 30, 2020 to May 11, 2020 did not meet the minimum bid price of US$1.00 per share as set forth in the minimum bid requirement. At that time, we had until December 28, 2020 to regain compliance with the minimum bid requirement. Effective December 21, 2020, we transferred our listing from the Nasdaq Global Select Market to the Nasdaq Capital Market, so as to take advantage of an additional period of 180 days during which to achieve compliance. Nasdaq granted us the foregoing extension on December 29, 2020. The extension allowed us to regain compliance with the Nasdaq minimum bid requirement if for a minimum of 10 consecutive business days before June 28, 2021 the bid price for our common shares closes at or above US$1.00 per share. On February 16, 2021, Nasdaq notified us that the Company regained compliance with the minimum bid requirement because the bid price for our common shares closed at or above US$1.00 per share for the 10 consecutive business days between February 1, 2021, and February 12, 2021.

If we fail to maintain compliance with the minimum bid price rule or fail to maintain compliance with any other applicable Nasdaq continued listing requirements, Nasdaq may determine to delist our common stock, at which time our common stock would be quoted on the over-the-counter markets. If we fail to comply with the applicable listing standards and Nasdaq delists our common shares, we and our shareholders could face significant material adverse consequences, including:

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

 We cannot assure you that we will be able to maintain compliance with the continued listing standards of Nasdaq in the future.

Any equity securities we issue will be subordinate to our future indebtedness, if any, and any common shares we issue will be subordinate to any preferred shares we issue.

Common shares are equity interests in our Company and do not constitute indebtedness. As such, our common shares will rank junior to our future indebtedness, if any, and other non-equity claims on our Company with respect to assets available to satisfy claims on our Company, including in a liquidation of our Company. Additionally, our board of directors is authorized to issue series of preferred shares without any action on the part of shareholders of our common shares. Holders of our common shares are subject to the prior dividend, liquidation preferences, terms of redemption, conversion rights and voting rights, if any, of any holders of our preferred shares or depositary shares representing such preferred shares then outstanding.

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

Any exercise of the New Warrants, the 2020 Series A Warrants, the New Investor Warrants or our other outstanding warrants, or the exchange of outstanding restricted share units and deferred share units, may result in significant dilution to our shareholders.

Our shareholders may experience significant dilution as a result of our issuance of common shares pursuant to the New Warrants, the 2020 Series A Warrants, the New Investor Warrants and our other outstanding warrants, restricted share units and deferred share units.

As of March 17, 2021, the New Warrants were exercisable into up to 98,333,334 common shares at an exercise price of US$1.50 per warrant; the 2020 Series A Warrants were exercisable into up to 500,000 common shares at an exercise price of US$0.75 and the New Investor Warrants were exercisable into up to 500,000 common shares at an exercise price of US$0.1766 per warrant, in each case subject to adjustment pursuant to the terms of the respective instrument. The New Warrants and the New Investor Warrants expire on the 42-month anniversary of the date on which the shares underlying such warrants become freely tradeable and the 2020 Series A Warrants expire on the fifth anniversary of issuance.

As of March 17, 2021, there were also 645,600 stock options and 4,803,800 warrants for the purchase of our common shares outstanding, of which 159,017 stock options and 3,091,267 warrants were vested and exercisable into an aggregate number of 3,250,284 common shares, at weighted average exercise prices of $2.14 and $2.25, respectively. In addition, 13,519,016 restricted share units and 4,573,263 deferred share units were outstanding and exchangeable for an equal number of common shares.

The New Warrants, the 2020 Series A Warrants and the New Investor Warrants have certain terms which may impede a takeover or similar transaction, which, under certain circumstances, could reduce the market price of our common shares.

The New Warrants, the New Investor Warrants, the 2020 Series A Warrants and the 2021 Series A Warrants prohibit us from engaging in Fundamental Transactions (as defined in such instruments), including specified transactions related to Change of Control (as defined in such instruments), unless the successor entity assumes all of our obligations under such instruments under a written agreement in form and substance satisfactory to, and approved by, the holder thereof. These restrictions could impede a merger, amalgamation, takeover or other business combination involving us or discourage a potential acquiror from making a tender offer for our common shares, which, under certain circumstances, could reduce the market price of our common shares.

Item 4. Information on the Company

A.	History and development of the company.

Sundial was incorporated under the Business Corporations Act (Alberta) on August 19, 2006. On July 22, 2019, we filed articles of amendment to effect a 1 to 1.6 share split. We have 8 direct and indirect subsidiaries, all of which are wholly-owned, and a 50% interest in Pathway Rx. On August 1, 2019, our common shares commenced trading on the Nasdaq under the symbol “SNDL”.

Our headquarters, principal executive and registered offices are located at #300, 919 – 11 Avenue SW, Calgary, Alberta, Canada T2R 1P3. Our phone number is +1 (403) 948-5227. Our website is www.sndlgroup.com. The information on or accessible through our website is not part of and is not incorporated by reference into this Annual Report, and the inclusion of our website address in this Annual Report is only for reference.

We are subject to the informational requirements of the Exchange Act and are required to file reports and other information with the SEC. The SEC maintains a website at www.sec.gov that contains reports, proxy and information statements and other information regarding registrants that make electronic filings with the SEC using its EDGAR system.

Over the three most recently completed fiscal years and for the current fiscal year, we have undertaken and/or completed a business disposition, several business acquisitions and capital expenditures, including, among others, the following:

Business dispositions

On February 22, 2019, the Company, through its wholly owned subsidiary, Sundial UK Limited, signed a Sale and Purchase Agreement to acquire all the issued and outstanding shares of Project Seed Topco (“Bridge Farm”). The acquisition closed on July 2, 2019. Bridge Farm was acquired to expand the Company’s business to CBD extraction and production, subject to certain regulatory, licensing and other restrictions, to launch CBD sales in the United Kingdom. At December 31, 2019, the Company recorded a goodwill impairment based on significant delays and uncertainties in the licensing and regulatory framework in the United Kingdom. As part of the negotiations with the Company’s senior lenders regarding a December 31, 2019 covenant breach and restructuring of its credit agreements, the Company was required to enter into a definitive sale and purchase agreement related to the sale of Bridge Farm.

On May 15, 2020, the Company entered into an agreement to sell all of the outstanding shares of Bridge Farm to a company affiliated with the former management sellers that were parties to the original acquisition (the “Bridge Farm Purchaser”) in exchange for (i) the assumption by the Bridge Farm Purchaser of $45 million of the total $115 million principal amount outstanding under the Term Debt Facility (thereby reducing the Company’s obligations thereunder to $70 million), (ii) the assumption by the Bridge Farm Purchaser of contingent consideration liabilities related to the additional share obligation and remaining earn out obligation under the original Bridge Farm acquisition agreement dated July 2, 2019, and (iii) the cancellation of approximately 2.7 million Sundial common shares (value of $3.0 million), representing all of the shares currently held by the management sellers of Bridge Farm issued in connection with the original acquisition of Bridge Farm by the Company in 2019 (collectively, the “Bridge Farm Disposition”). The sale of Bridge Farm closed on June 5, 2020.

The Bridge Farm operations comprised the Company’s entire Ornamental Flower segment located in the United Kingdom. The Ornamental Flower segment was not previously classified as held-for-sale or as a discontinued operation as it was not highly probable that the carrying amount of the disposal group would be recovered through a sale transaction rather than through continuing use. The comparative statement of loss and comprehensive loss and statement of cash flows has been re-presented to show the discontinued operation separately from continuing operations. With the disposition of the Ornamental Flower segment, the Company no longer has multiple segments. Accordingly, the Cannabis operations in Canada comprise the entire operations of the Company.

Business acquisitions

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

Capital expenditures

Olds Facility

Capital expenditures in 2020 totaled $2.3 million and mainly related to buildings and infrastructure. The Olds facility is complete and fully licensed for cannabis cultivation, processing and sale by Health Canada. In addition, the Company completed and operates a 20,000 square foot processing facility.

Capital expenditures in 2019 totaled $138.1 million of which $98.8 million was spent continuing the construction and expansion of our facility in Olds, Alberta.

Capital expenditures of $76.3 million during the ten months ended December 31, 2018 were primarily related to the construction and development of our Olds Facility, which commenced in July 2017. Remaining capital spending was directed toward renovations and upgrades to our Rocky View facility along with the purchase of land and equipment to support construction and expansion efforts.

Merritt Facility

Construction of the Merritt facility had been temporarily deferred pending increases in market demand. The Merritt facility was intended to serve as the primary production facility of the Company’s BC Weed Co. brand. Management is committed to a plan to sell the Merritt facility and the asset is available for immediate sale, resulting in the reclassification to assets held for sale on the consolidated statement of financial position.

Capital expenditures in 2020 were a recovery of $1.2 million relating to refunds of provincial hydro and utility deposits.

Construction of our Merritt facility began in March 2019 with capital spending totaling approximately $10 million in 2019; however, construction of the Merritt facility has been temporarily deferred pending increases in market demand. The amount of remaining capital expenditures at the Merritt facility will vary depending on the scale of the facility that will be constructed. A mini-pod is expected to cost $15 million to construct, while a larger facility with extraction capabilities is expected to cost up to $30 million to complete.

Clay Lake Facilities

Following the acquisition of Bridge Farm on July 2, 2019, we incurred $27.8 million of capital expenditures primarily related to the construction and development of the Clay Lake Phase 2 facility.

Capital expenditures in 2020 totaled $4.4 million mainly related to the construction and development of Clay Lake Phase 2, prior to the disposition.

The Clay Lake facility was disposed of as part of the Bridge Farm Disposition (see “Business dispositions” above).

See “Management’s Discussion and Analysis of Financial Condition and Results of Operations” filed herewith as Exhibit 15.1 for information about significant financing transactions.

B.	Business overview.

Our Company

Sundial is a licensed producer that grows cannabis using state-of-the-art indoor facilities.

Sundial’s operations cultivate cannabis using an individualized “room” approach, in approximately 448,000 square feet of total available space. Sundial is headquartered in Calgary, Alberta, with operations in Olds, Alberta, and Rocky View County, Alberta.

Sundial currently produces and markets cannabis products for the adult-use market. Sundial’s purpose-built indoor modular grow rooms create consistent, highly controlled cultivation environments and are the foundation of the Company’s production of high-quality, strain-specific cannabis products. The Company has established supply agreements with nine Canadian provinces and has a distribution market that covers 98% of the national recreational industry.

The Company’s primary focus has been on producing and distributing premium inhalable products and brands (flower, pre-rolls and vapes). Upon receiving a licence from Health Canada to sell cannabis oil products, the Company began the sale and distribution of cannabis vape products in December 2019.

The Company is currently marketing its adult-use products under its Top Leaf (Premium), Sundial Cannabis (Premium Core), Palmetto (Core) and Grasslands (Value) brands and intends to introduce new products under these brands as it expands its brand portfolio.

The majority of the Company’s revenue in the year ended December 31, 2020 were from sales to provincial boards; however, Sundial continues to enter into agreements to supply other licensed producers in Canada.

In July 2019, the Company acquired Project Seed Topco (“Bridge Farm”) and its wholly owned subsidiaries, a grower of ornamental plants and herbs in the United Kingdom with the intent to transition Bridge Farm’s facilities to the cultivation, processing and distribution of cannabidiol (“CBD”) products. On June 5, 2020, the Company completed the Bridge Farm Disposition as described under “Item 4B - History and development of the company – Business dispositions”.

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

Sundial markets its adult-use products under the following brand portfolio:

Sundial – The Sundial product line encompasses four experiences: Calm, Ease, Flow and Lift. In 2020, a number of flower, pre-roll and vape products were sold across each of the different product lines. Several notable products include Blue Nova, a sativa dominant strain sold as whole flower, Strawberry Twist, an indica dominant strain sold as whole flower, vape and pre-rolls, and Lemon Riot, a sativa dominant strain sold as whole flower, pre-rolls and vape. In addition to the flower, vape and pre-roll offerings, Sundial also sold a high CBD sublingual oil under the Ease line.

Grasslands – To maximize the value of our cultivation assets, Sundial continued to sell the Grasslands brand during 2020. The Grasslands brand focuses on value-driven inhalable products and provides Sundial with increased flexibility in the Company’s production and distribution strategies and practices. In 2020, the Grasslands brand primarily sold larger pack whole flower and in Q4 released two 1g value priced vape cartridges. In 2021, Sundial expects to release several concentrate products under the Grasslands brand.

Palmetto – The Palmetto brand focuses on whole flower, pre-roll and vape products. In 2020, Palmetto’s initial offering focused on vape cartridges but by the beginning of Q3 added multiple whole flower products, including 3.5 gram packages of Nuken, Headband and Chemdawg. In 2021, Sundial looks to further expand the Palmetto offering by adding larger 1g vape cartridges and larger flower packs.

Top Leaf – In 2020, Top Leaf continued to launch new strains and products throughout the year, including two of Sundial’s top selling products Pink Kush and Bubba whole flower. Additionally, Top Leaf launched several new vape products, including Oregon Golden Goat, the popular Pink Kush and Bubba strains as pre-rolls and in December released the Bubba Bubble Hash, which was Sundial’s first concentrate product. In 2021, Sundial plans to continue to release new strains across the whole flower, pre-roll, vape and concentrate formats.

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

Following a review of its business, in 2020, the Company initiated and continues a process to explore strategic investments focused on maximizing shareholder value. On December 30, 2020, we completed an investment into Zenabis, whereby we acquired $58.9 million in aggregate principal amount of the Senior Loan. The Senior Loan bears interest at a rate of 14% per annum and has a maturity date of March 31, 2025, with principal repayments due under certain circumstances over time, including $7.0 million that was payable on December 31, 2020. Following this payment, as of December 31, 2020, $51.9 million was outstanding under the Senior Loan.

On February 23, 2021, the Company closed a $22,000,000 strategic investment (the “Indiva Investment”) into Indiva Limited (“Indiva”), completed in two tranches, in the form of (i) a brokered private placement led by ATB Capital Markets Inc. of 25,000,000 common shares of Indiva at a price of $0.44 per common share, for gross proceeds of $11,000,000, with Sundial anticipated to be the sole subscriber, and (ii) an $11,000,000 non-revolving term loan facility to be provided by Sundial to Indiva in the principal amount of $11,000,000, subject to definitive documentation on mutually agreeable terms.

On March 15, 2021, the Company and SAF Opportunities LP announced they had entered into an agreement to form a 50/50 joint venture through a new corporation, SunStream Bancorp Inc. (the “Joint Venture”). The Joint Venture will leverage a strategic financial and operational partnership to generate asymmetrically enhanced risk-return opportunities in the cannabis industry to provide exposure to a portfolio of attractive debt, equity and hybrid investments. The Joint Venture will focus on cannabis-related verticals, seeking both Canadian and international opportunities and investments. The Joint Venture's first mandate is the formation of a special opportunities fund with commitments from third party limited partners alongside an initial commitment from Sundial of $100 million. The Joint Venture expects to pursue additional potential mandates, including a Canadian SPAC and other investments.

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

Given that the Cannabis Act and the Regulations were only recently enacted and are still developing, the impact of the regulatory framework on our business is uncertain. See “Risk Factors—Risks Related to Our Business and Risks Related to Our Markets and Industry—Cannabis for adult use only recently became legal in Canada. As a result, the industry and the regulations governing the industry are rapidly developing, and if they develop in ways that differ from our expectations, our business and results of operations may be adversely impacted”.

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

All of our directors and executive officers have obtained security clearance from Health Canada with the exception of Zach George (our Chief Executive Officer and director). Failure by an individual in a key operational position to maintain or renew his or her security clearance could result in a reduction or complete suspension of our operations. See “Item 3D Risk Factors— Risks Related to Our Business and Risks Related to Our Markets and Industry —Our future success is dependent on our ability to attract or retain key personnel”.

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

Municipal and regional governments may also choose to impose additional requirements and regulations on the sale of adult-use cannabis, adding further uncertainty and risk to our business. Municipal by-laws may restrict the number of adult-use cannabis retail outlets that are permitted in a certain geographical area, or restrict the geographical locations wherein such retail outlets may be opened. See “Item 3D Risk Factors— Risks Related to Our Business and Risks Related to Our Markets and Industry —Any failure on our part to comply with applicable regulations could prevent us from being able to carry on our business, and there may be additional costs associated with any such failure.”

As of the date of this Annual Report, we believe we are in compliance in all material respects with the Cannabis Act and the Regulations, and all other applicable Canadian federal and provincial laws and regulatory requirements relating to cannabis, with the exception of obtaining security clearance from Health Canada for certain of our executive officers and directors, which we are working to obtain. In addition, our directors, officers and certain other key employees are subject to security regulations due to the nature of our industry, which may make it more difficult for us to attract, develop and retain talent. See “Item 3D Risk Factors— Risks Related to Our Business and Risks Related to Our Markets and Industry —Our future success is dependent on our ability to attract or retain key personnel.”

C.	Organizational structure.

Below, and attached as Exhibit 8.1 to this Annual Report, is the list of our significant subsidiaries as at December 31, 2020, each of which is directly or indirectly wholly-owned by Sundial unless otherwise indicated.

Subsidiaries	Jurisdiction of incorporation	Percentage ownership
Sprout Technologies Inc.	Alberta, Canada	100%
KamCan Products Inc.	British Columbia, Canada	100%
2011296 Alberta Inc.	Alberta, Canada	100%
Sundial Deutschland GmbH	Germany	100%
Sundial Portugal, Unipessoal LDA	Portugal	100%
Pathway Rx Inc.	Alberta, Canada	50%
2657408 Ontario Inc.	Ontario, Canada	100%
NGBA-BC Holdings Ltd.	British Columbia, Canada	100%
D.	Property, plants and equipment.

Information regarding our material tangible fixed assets are as follows:

	Olds, Alberta	Rocky View, Alberta	Merritt, British Columbia
Format	Indoor Modular	Indoor	Indoor Modular
Primary Purpose	Cultivation and Extraction	Research and Development	Cultivation and Extraction
Capital expenditures to December 31, 2020	$182 million	$8 million	$10 million
Capital expenditures remaining (approximately)	—	—	$15 - 30 million(2)

Facility Size at December 31, 2020 (Sq. Ft.)	448,000	31,000	—
Additional Facility Size (Sq. Ft.)	—	—	35,000(1)

Projected Facility Size (Sq. Ft.)	448,000	31,000	35,000
Production Capacity (Sq. Ft.)(3)	71 million grams	—	—
Utilized Capacity (Sq. Ft)(3)	30 million grams	—	—

(1)	Subject to construction and licensing.
(2)

The amount of remaining capital expenditures at the Merritt Facility will vary depending on the scale of the facility that will be constructed. A mini-pod, which is an approximately 35,000 square foot facility with eight flowering rooms, is expected to cost a further $15 million to construct, while a larger facility with extraction capabilities is expected to cost up to $30 million to complete. Construction of the Merritt facility has been temporarily deferred pending increases in market demand.

(3)	As of December 31, 2020.

Asset Optimization Initiatives

The Company has temporarily suspended construction of its Merritt facility in British Columbia and is evaluating all options to maximize the value of its asset base. In January 2020, the Company entered into an agreement to sell its Kamloops, British Columbia, property for $2.1 million. The transaction closed on March 27, 2020.

On December 28, 2020, we announced a concentrates licensing agreement based out of our Rocky View facility. Within the agreement is a non-binding purchase agreement to sell the Rocky View facility for $5.0 million.

Item 4A. Unresolved Staff Comments

None.

Item 5. Operating and Financial Review and Prospects

A.	Operating Results

Refer to the “Management’s Discussion and Analysis of Financial Condition and Results of Operations” attached to this Annual Report as Exhibit 15.1 filed herewith for a discussion of our financial condition and results of operations as of and for the year ended December 31, 2020 as compared to the year ended December 31, 2019.

A discussion of our financial condition and results of operations as of and for the year ended December 31, 2019 as compared to the ten months ended December 31, 2018 can be found in “Management’s Discussion and Analysis of Financial Condition and Results of Operations” filed as Exhibit 15.2 to our annual report on form 20-F for the year ended December 31, 2019, filed with the SEC on March 31, 2020.

B.	Liquidity and Capital Resources

For a discussion of liquidity and capital resources as of and for the year ended December 31, 2020 as compared to December 31, 2019, refer to the sections entitled “Cash Flow Summary” and “Liquidity and Capital Resources” in the “Management’s Discussion and Analysis of Financial Condition and Results of Operations” attached to this Annual Report as Exhibit 15.1

A discussion of liquidity and capital resources as of and for the year ended December 31, 2019 as compared to December 31, 2018, can be found in the sections entitled “Cash Flow Summary” and “Liquidity and Capital Resources” in “Management’s Discussion and Analysis of Financial Condition and Results of Operations” filed as Exhibit 15.2 to our annual report on form 20-F for the year ended December 31, 2019, filed with the SEC on March 31, 2020.

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

The following table sets forth certain information regarding our directors and executive officers as of the date of this Annual Report. The terms of office of each of our directors expires on the date of the next annual meeting of our shareholders. The business address for our directors and executive officers is c/o Sundial Growers Inc., #300, 919 – 11 Avenue SW, Calgary, Alberta, Canada T2R 1P3.

Name, Province or State and Country of Residence	Age	Position/Title
Zachary George(2)(3) Connecticut, USA	42	Chief Executive Officer and Director

James Keough Alberta, Canada	56	Chief Financial Officer

Andrew Stordeur Alberta, Canada	41	President and Chief Operating Officer

Ryan Hellard British Columbia, Canada	32	Chief Marketing and Product Officer

Greg Mills(1) Ontario, Canada	58	Non-Executive Chairman and Director

Gregory Turnbull(1) Alberta, Canada	65	Director

Elizabeth Cannon Alberta, Canada	58	Director

Bryan Pinney(1) Alberta, Canada	67	Director

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

James Keough – Chief Financial Officer

Mr. Keough joined Sundial as Chief Financial Officer in May 2018. Mr. Keough began his career with KPMG and Ernst & Young in Canada and Europe. Prior to joining Sundial, he was a tax and finance consultant as a Chartered Professional Accountant (“CPA, CA”), for two and a half years. Prior to that role, he served for 20 years as Chief Financial Officer of a diversified private company with operations in energy, real estate and hospitality. Mr. Keough holds a Bachelor of Commerce degree from the University of Calgary. He holds chartered public accountant (“CPA”), CA, and CPA (USA) designations.

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

Gregory Turnbull – Director

Mr. Turnbull joined our board of directors in October 2018. Mr. Turnbull is a former partner in the Calgary office of McCarthy Tétrault LLP. He has worked as a lawyer since 1980, having held a variety of roles with firms including Gowlings LLP, Donahue LLP and MacKimmie Matthews. In addition to being a director of the Company, Mr. Turnbull is a director of Storm Resources, Target Capital, and 420 Investments. Throughout his career, Mr. Turnbull has served as an officer or director of many other public and private companies. He is a member of the Law Society of Alberta, the Canadian Bar Association and the Calgary Bar Association. He holds a Bachelor of Arts degree (with honors) from Queen’s University and a Bachelor of Law degree from the University of Toronto. He has also previously been chair of the Calgary Zoo.

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

Bryan D. Pinney – Director

Mr. Pinney joined our board of directors in December 2019. Mr. Pinney was a partner with Deloitte between 2002 and 2015. He served as Calgary Managing Partner from 2002 through 2007, as National Managing Partner of Audit & Assurance from 2007 to 2010, and Vice-Chair until 2015. Prior to joining Deloitte, Mr. Pinney was a partner with Andersen LLP and served as Calgary Managing Partner from 1991 through May of 2002. Mr. Pinney is currently a Board Member with TransAlta Corporation, serving on their Audit and HR Compensation Committees. He is also the lead Board Director for North American Energy Partners Inc. Previously, Mr. Pinney served as Chair of the Board of Governors of Mount Royal University and on numerous other non-profit boards. He is also a director on one private company. He is a Fellow of the Institute of Chartered Accountants, a Chartered Business Valuator and is a graduate of the Ivey Business School at the University of Western Ontario with an honours degree in Business Administration. He is also a graduate of the Canadian Institute of Corporate Directors.

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

We continue to evaluate our compensation philosophy and compensation program on an ongoing basis to ensure that we are providing competitive compensation opportunities for our executive team as a publicly traded company in this evolving industry. As part of the annual compensation review process, we expect to be guided by the philosophy and objectives outlined above, as well as other factors which may become relevant.

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

Long-Term Equity Incentives

Stock Option Plan and Restricted and Performance Share Unit Plan

The Sundial Growers Inc. Stock Option Plan (the “Option Plan”) and Sundial Growers Inc. Restricted and Performance Share Unit Plan (the “RSU Plan”) each provide eligible participants with compensation opportunities that will support the achievement of the Company’s performance objectives, align the interests of eligible participants with those of the Company’s shareholders, and attract, retain and motivate eligible participants critical to the long-term success of the Company and its subsidiaries.

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

 Summary Compensation Table

Our NEOs for the fiscal year ended December 31, 2020 were our Chief Executive Officer, Zachary George, Chief Financial Officer, James Keough, President and Chief Operating Officer, Andrew Stordeur, Chief Marketing and Product Officer Ryan Hellard, and former Chief People Officer, Charlotte Collett. For the fiscal year ended December 31, 2020, the aggregate compensation and benefits accrued or paid to our then serving executive officers for services in all capacities was $7,570,683, and the aggregate compensation paid to each of our NEOs is set forth below:

Name and Principal Position	Year	Salary(1)	Share- Based Awards(2)	Option- Based Awards(3)	Annual Incentive Plans	All Other Compensation(4)	Total Compensation
Zachary George Chief Executive Officer and Director	2020	$458,333	$4,367,034	$—	$—	$31,564	$4,856,932

James Keough Chief Financial Officer	2020	$236,537	$370,128	$84,430	$—	$16,460	$707,555

Andrew Stordeur President and Chief Operating Officer	2020	$331,090	$344,156	$112,574	$—	$26,324	$814,143

Ryan Hellard Chief Marketing and Product Officer	2020	$238,461	$286,796	$112,574	$—	$12,437	$650,268

Charlotte Collett (5) Former Chief People Officer	2020	$213,749	$229,437	$84,430	$—	$14,169	$541,785

Notes:

(1)	Represents the base salary paid in Fiscal 2020.
(2)

All share-based awards were granted pursuant to the RSU Plan in the form of RSUs. The fair-value of the share-based awards shown were calculated by multiplying the total number of units granted to each NEO on the grant date by the closing price of the Company’s common shares on the trading day immediately preceding the grant date.

(3)

Reflects the grant date fair value of stock options that were granted in Fiscal 2020 (determined in accordance with the Black-Scholes valuation model, assuming a risk-free rate of 0.290% and an expected volatility of 143%).

(4)	None of our NEOs are entitled to perquisites or other personal benefits which, in aggregate, are worth over $50,000 or over 10% of their base salary.
(5)	On December 15, 2020, Ms. Collett resigned as the Company’s Chief People Officer.
(6)	All monetary amounts are in CAD$ unless otherwise specified.

The table below shows the incremental payments that would be made to our NEOs under the terms of their employment agreements upon the occurrence of certain events.

Name and Principal Position	Event	Severance	Option- Based Awards(1)	Other Payments	Total
Zachary George	Termination without cause	$1,000,000	—	$15,000	$1,015,000
Chief Executive Officer and Director	Termination and change of control	$1,000,000	—	$15,000	$1,015,000

James Keough	Termination without cause	$650,000	—	$9,750	$659,750
Chief Financial Officer	Termination and change of control	$650,000	—	$9,750	$659,750

Andrew Stordeur	Termination without cause	$800,000	—	$12,000	$812,000
President and Chief Operating Officer	Termination and change of control	$800,000	—	$12,000	$812,000

Name and Principal Position	Event	Severance	Option- Based Awards(1)	Other Payments	Total

Ryan Hellard	Termination without cause	$500,000	—	$7,500	$507,500
Chief Marketing and Product Officer	Termination and change of control	$500,000	—	$7,500	$507,500

Charlotte Collett	Termination without cause	$300,000	—	$4,500	$304,500
Former Chief People Officer	Termination and change of control	$300,000	—	$4,500	$304,500

Notes:

(1)	All option-based awards were out-of-the money, based on the December 31, 2020 price of USD$0.4740 (CAD$0.6035) per common share.

 Outstanding Option-Based Awards and Share-Based Awards

The following table sets out information on the outstanding warrants and other option-based awards held by each of our NEOs as at December 31, 2020.

Name	Number of common shares underlying unexercised option-based awards	Exercise price	Expiration date	Value of unexercised in-the- money option- based awards(1)
Zachary George Chief Executive Officer	—	$—	—	$—

James Keough Chief Financial Officer	80,000 108,000 160,000 75,000	$2.97 2.97 6.25 0.83	August 14, 2023 August 1, 2024 June 15, 2027 May 27, 2030	$— — — —

Andrew Stordeur President and Chief Operating Officer	38,400 38,400 115,200 160,000 100,000 192,000 192,000	$0.63 0.63 0.63 6.25 0.83 0.63 3.13	March 6, 2023 March 6, 2024 August 1, 2024 January 11, 2027 May 27, 2030 5 years from vest date 5 years from vest date	$— — — — — — —

Ryan Hellard Chief Marketing and Product Officer	38,400 38,400 115,200 160,000 100,000 192,000 192,000	$0.63 0.63 0.63 6.25 0.83 0.63 3.13	March 1, 2023 March 1, 2024 August 1, 2024 January 11, 2027 May 27, 2030 5 years from vest date 5 years from vest date	$— — — — — — —

Charlotte Collett Former Chief People Officer	120,000 40,000 16,000 64,000 80,000 75,000	$2.97 2.97 2.97 2.97 6.25 0.83	June 18, 2023 September 18, 2023 September 18, 2024 August 1, 2024 January 11, 2027 May 27, 2030	$— — — — — —

Notes:

(1)	All option-based awards were out-of-the money, based on the December 31, 2020 closing price of US$0.4740 (CAD$0.6035) per common share.
(2)	All monetary amounts are in CAD$ unless otherwise specified.

The following table sets out information on the outstanding share-based awards held by each of our NEOs as at December 31, 2020.

Name	Number of common shares underlying unvested share-based awards	Value of share-based awards that have not vested(2)	Value of vested share-based awards not distributed(3)
Zachary George Chief Executive Officer	RSUs:875,000 DSUs:—	$2,183,517 —	$— 91,153

James Keough Chief Financial Officer	RSUs:170,000	$199,404	$—

Andrew Stordeur President and Chief Operating Officer	RSUs:200,000	$229,437	$—

Ryan Hellard Chief Marketing and Product Officer	RSUs:166,667	$191,198	$—

Charlotte Collett Former Chief People Officer	RSUs:133,334	$152,959	$—

Notes:

(1)	All monetary amounts are in CAD$ unless otherwise specified.
(2)

The value of the share-based awards that have not yet vested were calculated by multiplying the total number of units that have not yet vested by the closing price of the Company’s common shares on the trading day immediately preceding the grant date.

(3)

The value of the share-based awards that have not been distributed were calculated by multiplying the total number of units that have not been distributed by the closing price of the Company’s common shares on the trading day immediately preceding the grant date.

Incentive Plan Awards – Value Expected to be Vested or Earned During the Year

The following table sets out, for each of our NEOs, the value of the option-based awards and share-based awards that vested in accordance with their terms as of December 31, 2020.

Name and Principal Position	Option-Based Awards – Value Vested During 2020(1)	Share-Based Awards – Value Vested During 2020
Zachary George Chief Executive Officer	$—	$2,183,517

James Keough Chief Financial Officer	$—	$170,724

Andrew Stordeur President and Chief Operating Officer	$—	$114,719

Ryan Hellard Chief Marketing and Product Officer	$—	$95,598

Charlotte Collett Former Chief People Officer	$—	$76,478

Notes:

(1)	No option-based awards vested during 2020.

Employment Agreements

The Company has entered into employment agreements with each of our NEOs. The material terms of the employment agreements are discussed below.

Zachary George, Chief Executive Officer

The Company may terminate Mr. George at any time, without cause, and the Company will be required to provide him with his accrued but unpaid annual base salary, pay for accrued and unused vacation and business expenses up to the termination date (the “Accrued Obligations”), plus (i) termination notice of one year (which may be provided as pay in lieu of notice), (ii) a lump sum payment in lieu of benefits equivalent to 3% of his annual base salary, and (iii) any unvested stock options or restricted share units will immediately vest on the termination date. The receipt of the separation package is conditioned on Mr. George’s execution of a release of claims.

Pursuant to Mr. George’s employment agreement, if a change of control occurs, and his employment with the Company is subsequently or contemporaneously terminated by the Company or its successor, Mr. George will be entitled to receive, within thirty (30) days after such termination, a lump sum payment equal to (i) the Accrued Obligations, (ii) one time his annual base salary, and (iii) 3% of his annual base salary in lieu of benefits.

Mr. George’s employment agreement also contains a customary confidentiality covenant and certain covenants that will continue to apply following the termination of his employment, including non-competition and non-solicitation provisions which are in effect during Mr. George’s employment and for the twelve months following the termination of his employment (collectively, the “Restrictive Covenants”).

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

Mr. Hellard’s employment agreement also contains the Restrictive Covenants.

Charlotte Collett, Former Chief People Officer

The Company may terminate Ms. Collett at any time without cause and the Company will be required to provide her with her Accrued Obligations, plus (i) termination notice of two years (which may be provided as pay in the form of base salary in lieu of notice), and (ii) a lump sum payment in lieu of benefits equivalent to 3% of her annual base salary. Additionally, subject to the terms of the applicable equity plan and of any applicable agreement, any issued but unvested stock options, simple warrants and performance warrants previously granted to Ms. Collett will immediately vest on the cessation date. The receipt of the separation package is conditioned on Ms. Collett’s execution of a release of claims.

Pursuant to Ms. Collett’s employment agreement, if a change of control occurs and her employment is subsequently or contemporaneously terminated by the Company or its successor, Ms. Collett will be entitled to receive, within 30 days after such termination, a sum of money equal to (i) the Accrued Obligations, (ii) one times her annual base salary, and (iii) 3% of her annual base salary in lieu of benefits.

Ms. Collett’s employment agreement also contains the Restrictive Covenants.

Director Compensation

Our board of directors, on the recommendation of our compensation committee, is responsible for reviewing and approving any changes to the directors’ compensation arrangements. The aggregate of compensation and benefits in kind, accrued or paid to our directors in the year ended December 31, 2020 for services in all capacities was $364,724.

In consideration for serving on our board of directors, each director, other than directors who are employees of the Company (the “Excluded Directors”), is paid an annual cash retainer of $75,000. In addition, for serving during the Company’s first year as a publicly traded company, Messrs Turnbull and Mills and Ms. Cannon each received $175,000 in deferred share units at the IPO price in equal installments on September 30, 2019, December 31, 2019, March 31, 2020 and June 30, 2020. Mr, Tamkee received $43,750 in deferred share units at the IPO price prior to his resignation from the board effective December 14, 2019. Upon joining the board on November 27, 2019, and prior to him becoming our Chief Executive Officer, Mr. George became entitled to receive $350,000 during the time he serves as Chair of the Operating and Capital Committee and 250,000 deferred share units in equal installments on December 1, 2019, March 31, 2020, June 30, 2020, September 30, 2020, December 31, 2020, March 31, 2021, June 30, 2021, September 30, 2021, December 31, 2021 and March 31, 2022. Upon joining the board on December 16, 2019, Mr. Pinney was entitled to $175,000 in deferred share units payable in equal installments on March 31, 2020, June 30, 2020, September 30, 2020 and December 31, 2020. The number of deferred share units issuable are determined by the installment payment divided by the fair market value of our common shares on each installment date.

If a change of control occurs, all of these equity grants (except those granted to Mr. Mills and Mr. Turnbull) will immediately vest.

In addition, to reflect the additional workload required in respect of special projects performed, Mr. George was entitled to receive 500,000 warrants (subsequently amended to an entitlement to 500,000 stock options in accordance with the Option Plan, in equal installments on, March 31, 2020, June 30, 2020, September 30, 2020, December 31, 2020, March 31, 2021, June 30, 2021, September 30, 2021, December 31, 2021, March 31, 2022 and June 30, 2022. The unvested portion of Mr. George’s compensation as a director in the form of stock options was cancelled for no consideration when he became Chief Executive Officer on January 29, 2020. Since becoming our Chief Executive Officer, Mr. George has not received additional compensation for his director services.

In addition, to reflect the additional workload and responsibilities of his position as Non-Executive Chairman of our board of directors, Mr. Mills was entitled to receive $600,000 during our first year as a publicly traded company in deferred share units at the IPO price in equal on September 30, 2019, December 31, 2019, March 31, 2020, and June 30, 2020 (the “IPO DSUs”). In addition, Mr. Mills was issued 720,000 warrants on July 1, 2019 to purchase our common shares, with an exercise price of $6.25 per warrant. Under the terms of Mr. Mills’ director services agreement, those warrants vest in three equal annual installments in the event Mr. Mills assumes the position of Executive Chairman and will expire five years from the vesting date; however, if Mr. Mills does not assume the position of Executive Chairman by December 31, 2021, then all of such warrants will expire. In addition, if Mr. Mills were to assume the position of Executive Chairman, he would receive an annual salary of $500,000 payable quarterly in equal installments. While Mr. Mills’ director services agreement contemplates that he may assume the position of Executive Chairman as early as July 2020, upon the resignation of our former Executive Chairman, Edward Hellard, on January 29, 2020, our board of directors did not agree to nominate Mr. Mills, and Mr. Mills has not agreed to serve as our Executive Chairman as of the date of this Annual Report.

Furthermore, on July 1, 2019, Mr. Mills was issued 80,000 warrants to purchase our common shares, with an exercise price of $7.50 per warrant, which vest if, during the term of Mr. Mills’ director services agreement, the equity market capitalization value of the Company (as calculated in accordance with the agreement) exceeds $5.5 billion. These warrants expire three years following the vesting date.

In addition, on May 28, 2020, to reflect the additional workload and responsibilities of our board of directors in recognition for their contributions in the restructuring of the Company, and the closing of the following transactions: (i) the sale of Bridge Farm, (ii) a new Credit Agreement with senior lenders, (iii) the issuance of a new second lien security to SAF, and (iv) a new capital infusion of at least $10 million, Mr. Mills received 600,000 deferred share units with an aggregate value of $710,222, Mr. Turnbull received 200,000 deferred share units with an aggregate value of $236,741, Ms. Cannon received 200,000 deferred share units with an aggregate value of $236,741, and Mr. Pinney received 85,000 deferred share units with an aggregate value of $100,615. With respect to all of these deferred share units, half of each deferred share unit granted were vested as of the time of grant, and the remaining half became vested as of December 31, 2020.

In addition, on May 28, 2020, for the balance of the 2020 calendar year and each successive year until otherwise determined by our board of directors, the independent non-management directors, other than the chair of our board of directors, will receive annual cash compensation of $75,000 payable in quarterly instalments, and will receive $225,000 in compensation to be paid in the form of deferred share units. The chair of our board will receive annual cash compensation of $125,000 payable in quarterly instalments and $575,000 in compensation to be paid in the form of deferred share units. In accordance with the May 28, 2020 board resolution, Messrs. Pinney and Turnbull and Ms. Cannon each received $225,000 in deferred share units in equal instalments on June 15, 2020, September 15, 2020, December 15, 2020, March 15, 2021, and June 15, 2021. Mr. Mills received $575,000 in deferred share units in equal instalments on June 15, 2020, September 15, 2020, December 15, 2020, March 15, 2021, and June 15, 2021.

If a change of control occurs, Mr. Mills will be entitled to receive any unpaid portion of the annual cash retainer for the calendar year in which the change of control occurs and any unpaid portion of the IPO DSUs. In addition, if a change of control occurs, all outstanding warrants held by Mr. Mills and Mr. Turnbull will immediately vest.

All directors will be reimbursed for their reasonable out-of-pocket expenses incurred while serving as directors.

 Director Share Ownership Guidelines

We have director share ownership guidelines for directors (other than Excluded Directors) to further align the interests of such directors with those of our shareholders. The ownership guidelines have established minimum equity ownership levels for each of our directors, other than Excluded Directors, based on a multiple of their annual retainer. Directors subject to the ownership guidelines are expected to meet the prescribed ownership levels within five years of the later of (i) the completion of the IPO and (ii) the date of their appointment to the board of directors. Common shares and other equity-based awards will be included in determining an individual’s equity ownership value. The expected ownership guideline for these directors is three times their annual retainer.

C.	Board practices.

Composition of our Board of Directors

Under our amended articles of incorporation, our board of directors consists of a minimum of one and a maximum of 15 directors as determined from time to time by the directors. Our board of directors is currently comprised of five directors, and under the ABCA, as a reporting issuer, we must have no fewer than three directors. Under the ABCA, a director may be removed with or without cause by a resolution passed by a majority of the votes cast by shareholders present in person or by proxy at a meeting and who are entitled to vote. The directors are appointed at the annual general meeting of shareholders and the term of office for each of the directors expires at the time of our next annual shareholders meeting. Our articles of incorporation provide that, between annual general meetings of our shareholders, the directors may appoint one or more additional directors, but the number of additional directors may not at any time exceed one-third of the number of directors who held office at the expiration of the last meeting of our shareholders. Under the ABCA, at least one quarter of our directors must be resident Canadians as defined in the ABCA.

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

Director Term Limits and Other Mechanisms of Board Renewal

Our board of directors has not adopted director term limits or other automatic mechanisms of board renewal. Rather than adopting formal term limits, mandatory age-related retirement policies and other mechanisms of board renewal, the nominating and corporate governance committee of our board of directors is developing a skills and competencies matrix for our board of directors as a whole and for individual directors. The nominating and corporate governance committee also conducts a process for the assessment of our board of directors, each committee and each director regarding his or her effectiveness and contribution and reports evaluation results to our board of directors on a regular basis.

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

Our board of directors has undertaken a review of the independence of each director. Based on information provided by each director concerning his or her background, employment and affiliations, our board of directors has determined that as of December 31, 2020, Messrs. Mills, Turnbull and Pinney, and Ms. Cannon, representing four of the five members of our board of directors, are “independent” as that term is defined under the Nasdaq Rules and NI 58-101. In making this determination, our board of directors considered the current and prior relationships that each non-employee director has with our company and all other facts and circumstances our board of directors deemed relevant in determining their independence, including the beneficial ownership of our shares by each non-employee director. As of December 31, 2020, Mr. George was not independent by reason of the fact that Mr. George was our Chief Executive Officer.

Certain members of our board of directors are also members of the boards of other public companies. See “—Biographical Information Regarding Our Directors and Executive Officers”. Our board of directors has not adopted a director interlock policy but is keeping informed of other public directorships held by its members.

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

Meetings of Independent Directors

Our board of directors holds regularly scheduled quarterly meetings as well as ad hoc meetings from time to time. The independent members of our board of directors also meet, as required, without the non-independent directors and members of management before or after each regularly scheduled board meeting.

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

The full text of the code of conduct has been posted on our website at www.sndlgroup.com. The information on or accessible through our website is not part of and is not incorporated by reference into this Annual Report, and the inclusion of our website address in this Annual Report is only for reference. If we make any amendment to the code of conduct or grant any waiver therefrom, whether explicit or implicit, to a director or executive officer, we will disclose the nature of such amendment or waiver on our website to the extent required by, and in accordance with, the rules and regulations of the SEC and the Canadian securities regulatory authorities.

 Monitoring Compliance with the Code of Conduct

Our nominating and corporate governance committee is responsible for reviewing and evaluating the code of conduct at least annually and recommends any necessary or appropriate changes to our board of directors for consideration. The nominating and corporate governance committee assists our board of directors with the monitoring of compliance with the code of conduct and is responsible for considering any waivers therefrom (other than waivers applicable to members of the nominating and corporate governance committee, which are considered by the audit committee, or waivers applicable to our directors or executive officers, which are subject to review by our board of directors as a whole).

Requirement for Directors and Officers to Disclose Interest in a Contract or Transaction

In accordance with the ABCA, each director and officer must disclose the nature and extent of any interest that he or she has in a material contract or material transaction whether made or proposed with us, if the director or officer is a party to the contract or transaction, is a director or an officer or an individual acting in a similar capacity of a party to the contract or transaction or has a material interest in a party to the contract or transaction. Subject to certain limited exceptions under the ABCA, no director may vote on a resolution to approve a material contract or material transaction which is subject to such disclosure requirement.

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

Diversity

We believe that having a diverse board of directors can offer a breadth and depth of perspectives that enhance the board’s performance. We value diversity of abilities, experience, perspective, education, gender, background, race and national origin. Recommendations concerning director nominees are based on merit and past performance, as well as expected contribution to the board’s performance and, accordingly, diversity is taken into consideration. As of December 31, 2020, we had one female director, which represents 20% of our board.

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

Our board of directors has established a written charter setting forth the purpose, composition, authority and responsibility of the audit committee, consistent with the rules of the Nasdaq, the SEC and NI 52-110 and our audit committee reviews the charter annually. The principal purpose of our audit committee is to oversee the accounting and financial reporting processes and audits of the Company and to assist our board of directors in discharging its oversight of:

•	the quality and integrity of our financial statements and related information;
•	the independence, qualifications, appointment and performance of our external auditor;
•	our disclosure controls and procedures, internal control over financial reporting and management’s responsibility for assessing and reporting on the effectiveness of such controls;
•	our compliance with applicable legal and regulatory requirements; and
•	our enterprise risk management processes.

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

Our audit committee also reviews our policies and procedures for reviewing and approving or ratifying related-party transactions and is responsible for reviewing and approving or ratifying all related-party transactions.

Compensation Committee

Our compensation committee is comprised of Elizabeth Cannon and Bryan Pinney and is chaired by Greg Mills. Under SEC and the Nasdaq Rules, there are heightened independence standards for members of the compensation committee. Our board of directors has determined that each of Elizabeth Cannon, Bryan Pinney and Greg Mills meet this heightened standard and are also independent for purposes of NI 58-101. For a description of the background and experience of each member of our compensation committee, see “—Biographical Information Regarding Our Directors and Executive Officers”.

Our board of directors has established a written charter setting forth the purpose, composition, authority and responsibility of the compensation committee consistent with the rules of the Nasdaq, the SEC and the guidance of the Canadian securities regulatory authorities and our compensation committee reviews the charter annually. The compensation committee’s purpose is to assist the board in its oversight of executive compensation, management development and succession, director compensation and executive compensation disclosure. The principal responsibilities and duties of the compensation committee include:

•	reviewing at least annually our executive compensation plans;
•

in the absence of the Chief Executive Officer, evaluating at least once a year our Chief Executive Officer’s performance in light of the goals and objectives established by our board of directors and based on such evaluation, providing recommendations to our board of directors regarding the Chief Executive Officer’s annual compensation;

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

It is the responsibility of the nominating and corporate governance committee to regularly evaluate the overall efficiency of our board of directors and our chairman and all board committees and their chairs. As part of its mandate, the nominating and corporate governance committee conducts the process for the assessment of our board of directors, each committee and each director regarding his, her or its effectiveness and contribution, and report evaluation results to our board of directors on a regular basis.

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

Our operations and capital committee has the authority in its sole discretion and at our expense, to retain persons having special expertise and/or obtain independent professional advice to assist in fulfilling its responsibilities.

D.	Employees.

As of December 31, 2020, we employed 394 total employees, all of whom were full-time employees located in Canada, comprised of 313 employees in facility operations and logistics roles, 54 employees in general, administrative and support roles and 27 employees in sales and marketing roles.

We consider relations with our employees to be good and have never experienced a work stoppage. None of our employees are represented by a labor union or subject to a collective bargaining agreement.

E.	Share ownership.

See “Item 7A Major Shareholders and Related Party Transactions—Major Shareholders".

See “Item 6B Compensation” for information regarding option-based awards.

Item 7. Major Shareholders and Related Party Transactions

A.	Major shareholders.

The following table sets forth information relating to the beneficial ownership of our shares as of March 17, 2021, by:

•	each person, or group of affiliated persons, known by us to beneficially own more than 5% of our outstanding shares;
•	each of our current directors;
•	each of our current executive officers; and
•	all the foregoing directors and executive officers as a group.

Beneficial ownership is determined in accordance with SEC rules. The information is not necessarily indicative of beneficial ownership for any other purpose. In general, under these rules a beneficial owner of a security includes any person who, directly or indirectly, through any contract, arrangement, understanding, relationship or otherwise has or shares voting power or investment power with respect to such security. In addition, the rules include common shares issuable pursuant to the exercise of stock options, warrants or other convertible securities that are either immediately exercisable or exercisable on or before May 16, 2021, which is 60 days after March 17, 2021. These shares are deemed to be outstanding and beneficially owned by the person holding those options, warrants or other convertible securities for the purpose of computing the percentage ownership of that person, but they are not treated as outstanding for the purpose of computing the percentage ownership of any other person, except with respect to the percentage ownership of all directors and executive officers as a group. The information contained in the following table is not necessarily indicative of beneficial ownership for any other purpose, and the inclusion of any shares in the table does not constitute an admission of beneficial ownership of those shares. Unless otherwise indicated, the persons or entities identified in this table have sole voting and investment power with respect to all shares shown as beneficially owned by them, subject to applicable community property laws.

The percentage of common shares beneficially owned is based on 1,660,226,052 common shares outstanding as of March 17, 2021. The number and percentage of common shares beneficially owned do not include common shares that may be purchased pursuant to the directed share program. The address for each of our directors and executive officers listed below is c/o Sundial Growers Inc., #300, 919 – 11 Avenue SW, Calgary, Alberta, Canada T2R 1P3.

Common Shares Beneficially Owned
Directors and Executive Officers	Number	Percent
Zachary George	*	*
James Keough	*	*
Andrew Stordeur	*	*
Ryan Hellard	*	*
Greg Mills	*	*
Gregory Turnbull	*	*
Elizabeth Cannon	*	*
Bryan Pinney	*	*
All current directors and executive officers as a group(1)	*	*

*Represents beneficial ownership of less than one percent.

(1)Fully-diluted basis for purposes of this table means total number of shares outstanding as of December 31, 2020 as adjusted to include all issued and outstanding common shares and common shares issuable pursuant to outstanding warrants and share based compensation awards.

As of March 17, 2020, we had 581 record holders of our common shares, with 545 record holders in Canada, representing 4.11% of our outstanding common shares, 32 record holders in the United States, representing 95.87% of our outstanding common shares and four record holders in other foreign jurisdictions, representing 0.02% of our outstanding common shares.

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

Registration Rights Agreement

Upon completion of the IPO, we entered into a registration rights agreement, with Edward Hellard (the “Principal Shareholder”), pursuant to which the Principal Shareholder was granted certain registration rights. The registration rights terminated at such time that the Principal Shareholder held less than 10% of the outstanding common shares.

Equity Awards

We describe our equity awards under “Item 6B Compensation— Long-Term Equity Incentives”.

Interest of Management and Others in Material Transactions

On January 15, 2018, we entered into a credit agreement with 2082033 Alberta Ltd., controlled by our Executive Chairman, and subsequently amended and restated this agreement on August 16, 2018, as the Investment and Royalty Agreement. In the fiscal year ended December 31, 2018, a total of $10.9 million had been invested under the Investment and Royalty Agreement in consideration for the issuance of 7,149,035 of our common shares to our Executive Chairman. In July 2019, we issued an additional 50,963 shares to our Executive Chairman in consideration for advancing the remaining funds available to be advanced under the Investment and Royalty Agreement. In addition, in July 2019, we and our Executive Chairman agreed to terminate the Investment and Royalty Agreement for aggregate consideration of 3,680,000 common shares, 480,000 share purchase warrants (each exercisable for one common share at an exercise price of $15.94 for a period of three years from the date of issue) and a cash payment of $9.5 million. Upon completion of our IPO, the purchase was completed resulting in a loss on a financial obligation of $59.6 million based on our IPO price of US$13.00 per share. The cash payment of $9.5 million was made on September 19, 2019. See the section titled “Other Significant Transactions – Investment and Royalty Agreement” in “Management’s Discussion and Analysis of Financial Condition and Results of Operations” attached to this Annual Report as Exhibit 15.2.

Additionally, in the fiscal year ended December 31, 2018, we entered into an agreement with 2119694 Alberta Inc., a company controlled by Stanley Swiatek, who resigned as director in connection with the execution of the agreement, to repurchase a total of 9,815,701 common shares, at a weighted average price of $1.69 per common share, for total consideration of $16.5 million, $6.9 million of which was paid by granting an unsecured, subordinated promissory note accruing interest at a rate of 1% per month until repayment. As at March 31, 2019, $14,000 in interest had been accrued on the promissory note, and a balance, including accrued interest, of $6.9 million remained outstanding. The full balance outstanding was repaid in June 2019. See the section titled “Debt—Promissory Note” in “Management’s Discussion and Analysis of Financial Condition and Results of” attached to this Annual Report as Exhibit 15.2.

We had entered into a professional services agreement, dated May 8, 2017, with AppColony Inc., a company controlled by our former Executive Chairman and in which our Chief Marketing and Product Officer is a shareholder, for marketing, brand research, development and promotional services. The agreement provided for an initial term of two years, with specific services to be performed and amounts to be charged in respect of such services to be agreed between the parties from time to time pursuant to one or more statements of work. The initial term of this agreement had expired and on July 8, 2019, we have entered into a new professional services agreement with AppColony Inc. for certain information technology project and development services to be agreed between the parties from time to time pursuant to one or more statements of work, for a total monthly retainer of $0.3 million. The term of this agreement is two years. We paid AppColony $1.1 million during the year ended December 31, 2020 and owed a balance of $nil at December 31, 2020. We paid AppColony Inc. $3.1 million during the year ended December 31, 2019 and owed a balance of $0.3 million at December 31, 2019 for services related to this agreement. In the fiscal year ended December 31, 2018, we also paid $2.3 million to AppColony Inc., and owed a balance of $0.3 million relating to services under this agreement as of December 31, 2018.

In the fiscal year ended December 31, 2018, we paid $0.2 million for research and development services and for access and license of certain strains of cannabis for research purposes, with a balance of $19,031 owing as at December 31, 2018, to PlantBiosis Ltd. and Inplanta Biotechnology Inc., in both of which one of our non-executive employees, Dr. Igor Kovalchuk, maintains influence. During the year ended December 31, 2019, we paid these companies $334,476 and owed $19,031 balance for their services. During the year ended December 31, 2020, we paid these companies $30,000 and owed $nil for their services.

One of our directors, Gregory Turnbull, is a former partner at McCarthy Tetrault, a law firm which provides legal services to the Company. We paid McCarthy Tetrault $2.5 million during the year ended December 31, 2020 and owed a balance of $0.5 million at December 31, 2020. We paid $3.9 million during the year ended December 31, 2019 and owed a balance of $0.4 million at December 31, 2019. We paid $0.6 million during the ten months ended December 31, 2018 and owed a balance of $0.3 million at December 31, 2018.

In the fiscal year ended December 31, 2018, two of our directors, Lee Tamkee and Gregory Turnbull (through G.B.T. Holdings Ltd.), three of our executive officers, Edward Hellard, Geoff Thompson (through Boardwalk Management Consulting Ltd.) and Andrew Stordeur, as well as one of our non-executive employees, Kristine Dow, subscribed to our offering of Convertible Notes, in the aggregate amount of $7.0 million, representing approximately 24% of the proceeds of the offering, and received $137,870 in interest thereon, as well as commissions totaling $318,440, during the same period. See the section titled “Debt—Convertible Notes” in “Management’s Discussion and Analysis of Financial Condition and Results of Operations” attached to this Annual Report as Exhibit 15.2. All of the foregoing individuals or entities (or their transferees) participated in lockup agreements and, as a result, received additional fractional warrants.

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

In May 2019, one of our directors, Greg Mills, subscribed to our offering of Senior Convertible Notes, in the aggregate amount of $100,000 of the total $92.3 million raised in the offering. See the section titled “Debt—Senior Convertible Notes” in “Management’s Discussion and Analysis of Financial Condition and Results of Operations” attached to this Annual Report as Exhibit 15.2.

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

Aggregate Indebtedness

(in thousands)
Purpose	To us or our Subsidiaries	To Another Entity
Share purchases	—	—
Other	$400	—

We have entered into separate shareholder loan agreements to advance funds to our non-executive employees, Frank Luke Fallwell and Gregg Wigeland. These loans bear interest ranging from 0.0% to 1.5% per annum and are secured by the employees’ holdings of shares or warrants, as applicable, in the Company. They are repayable in full upon the employees’ departure, a change of control of the Company, sale of the Company or conclusion of the applicable term of the loan (which ranges from on demand to three years). As at December 31, 2019, $200,000 had been advanced under these loan agreements. During the year ended December 31, 2020, $61,250 was repaid and the balance outstanding at December 31, 2020 was $138,750. We have also entered into a loan agreement to advance funds to a non-executive employee, Jamie Cox. The loan of $90,000 to Jamie Cox had been repaid in the first quarter of 2019.

Overall, as at December 31, 2020, we were owed $0.1 million from related parties and owed $0.5 million to related parties, including employees, directors and corporations related to these individuals.

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

For a description of certain other related party transactions, see note 30 to our audited consolidated financial statements for the fiscal periods ended December 31, 2020 and 2019.

Directed Share Program

As part of our IPO completed in August 2019, the underwriters had reserved for sale, at the public offering price, up to 5% of our common shares being offered in the offering to certain individuals, including certain of our officers, directors and employees, as part of a directed share program. Certain of our officers, directors and employees participated in this program and acquired shares thereunder.

C.	Interests of experts and counsel.

Not applicable.

Item 8. Financial Information

A.	Consolidated Statements and Other Financial Information.

The Company’s Annual Financial Statements are included beginning on page F-1 of this Annual Report.

Legal Proceedings

Securities Class Actions

In connection with our initial public offering (“IPO”), we and certain of our current and former officers and directors, as well as the underwriters of our IPO, were named as defendants in several putative shareholder class action lawsuits filed between September 9, 2019 and November 1, 2019. The cases were consolidated in two separate actions depending on the court in which they were first filed, one in the Supreme Court of New York, New York County, captioned In re Sundial Growers Inc. Securities Litigation, Index No. 655178/2019 (the “New York IPO Action”), and the other in the United States District Court for the Southern District of New York, captioned In re Sundial Growers Inc. Securities Litigation, Master Case No. 1:19-cv-08913-ALC (the “Federal IPO Action”). The complaints in each of the two consolidated actions assert claims under Sections 11, 12(a)(2), and 15 of the U.S. Securities Act of 1933, as amended (the “Securities Act”). They generally allege that we made material misstatements and omissions in the prospectus and registration statement in connection with the IPO with respect to, among other things, the failure to disclose systemic quality control issues as well as the return of cannabis and termination of the supply agreement by one of the Company’s customers.  The complaint in the Federal IPO Action also includes allegations that we made misstatements as to revenue.  The New York IPO Action was dismissed on May 15, 2020 and the dismissal was affirmed on February 16, 2021, by the Appellate Division, First Judicial Department, of the Supreme Court of New York.  The Federal IPO Action remains pending.

In addition, on May 7, 2020, the Company and certain of its current and former directors and officers were named as defendants in a lawsuit, captioned SUN, a Series of E Squared Investment Fund, LLC et al. v. Sundial Growers Inc. et al., Case No. 1:20-cv-03579, in the United States District Court for the Southern District of New York. The complaint asserts claims for alleged violations of U.S. federal securities laws, including Sections 12(a)(2) and 15 of the Securities Act of 1933 and Section 10(b) the Securities Exchange Act of 1934, as well as claims for breach of contract, fraud in the inducement and negligent misrepresentation. Among other things, the complaint alleges that the company made misrepresentations regarding the licensing and ability of Bridge Farm to export hemp and CBD to Europe, as well as regarding the quality of the Company’s cannabis. We can provide no assurance as to the outcome of these proceedings or any other litigation matter in which we are a party. In particular, securities class action lawsuits are typically costly to defend, and divert the attention of management and other resources from operations and, accordingly, even if resolved in our favor, could have a material adverse effect on our business, financial condition, results of operations and liquidity and may force us to reduce or cease operations or seek relief under the applicable bankruptcy or insolvency laws.

LP Supply Agreements

We have several supply agreements or arrangements with other licensed cannabis producers (“LP Supply Agreements”), a certain number of which provide obligations for us to deliver bulk cannabis for resale by such other producer under its own brand.

Although we do not have a supply agreement with the province of Quebec, we do have a licence to sell cannabis to licensed producers, including those based in Quebec. We have received notice of a legal proceeding commenced against us in the province of Quebec by another licensed cannabis producer, which is based in Quebec, alleging breach of an LP Supply Agreement and have filed a statement of defence. As of December 31, 2020, we have recorded a reserve in the amount of $1.6 million in respect of this matter. The matter is currently in discovery.

Other Proceedings

Our former Vice President, Processing, has sued us for $630,000 in respect of unpaid consideration for certain equipment we have purchased from him, unpaid wages and wrongful termination. We believe we have meritorious defenses to this claim and intend to vigorously defend it, but we can provide no assurance as to the outcome of this proceeding. We have recorded a reserve in the amount of $150,000 in respect of this matter.

Zenabis has filed a petition with the Supreme Court of British Columbia (the “Court”) for a determination of the amount required to repay and terminate the Royalty. Zenabis is seeking the Court’s determination of the correct calculation of the amount required to exercise an option to buy out the amended Royalty, which Zenabis contends is nil and Sundial asserts is $13.7 million.

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

Not applicable.

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

Under the national security review regime in the Investment Canada Act, review on a discretionary basis may also be undertaken by the federal government in respect to a much broader range of investments by a non-Canadian to “acquire, in whole or part, or to establish an entity carrying on all or any part of its operations in Canada.” No financial threshold applies to a national security review. The relevant test is whether such investment by a non-Canadian could be “injurious to national security.” The responsible ministers have broad discretion to determine whether an investor is a non-Canadian and therefore subject to national security review. Review on national security grounds is at the discretion of the responsible ministers and may occur on a pre- or post-closing basis.

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

Based on the projected composition of the Company’s assets and income, the Company does not believe that it was a PFIC for the taxable year ending December 31, 2020, and the Company does not anticipate becoming a PFIC for the current taxable year. Although the Company does not anticipate becoming a PFIC, because the value of the Company’s assets for purposes of the PFIC asset test generally should be determined by reference to the market price of the shares, it is possible that fluctuations in the market price of the shares may cause the Company to become a PFIC for the current or any subsequent taxable year. The determination of whether the Company will become a PFIC will also depend, in part, on the composition of its income and assets, which will be affected by how, and how quickly, the Company uses its liquid assets and cash raised in any offerings. Whether the Company is a PFIC is a factual determination and the Company must make a separate determination each taxable year as to whether it is a PFIC (after the close of each taxable year). Accordingly, the Company cannot assure holders that it will not be a PFIC during the current or any future taxable year. If the Company is classified as a PFIC for any taxable year during which a U.S. Holder holds shares, the Company will continue to be treated as a PFIC, unless the U.S. Holder makes certain elections, for all succeeding years, even if the Company ceases to qualify as a PFIC under the rules set forth above.

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

We will provide without charge to each person, including any beneficial owner, on the written or oral request of such person, a copy of any or all documents referred to above which have been or may be incorporated by reference in this Annual Report (not including exhibits to such incorporated information that are not specifically incorporated by reference into such information). Requests for such copies should be directed to us at the following address: #300, 919 - 11 Avenue SW Calgary, AB, T2R 1P3 Attention: Sophie Pilon, phone number: +1 587-327-2017.

I.	Subsidiary Information.

Not applicable.

Item 11. Quantitative and Qualitative Disclosures About Market Risk.

Interest Rate Risk

See the section entitled “Liquidity and Capital Resources—Liquidity risks associated with financial instruments—Interest rate risk” in the “Management’s Discussion and Analysis of Financial Condition and Results of Operations” attached to this Annual Report as Exhibit 15.1.

Credit Risk

See the section entitled “Liquidity and Capital Resources—Liquidity risks associated with financial instruments—Credit risk” in the “Management’s Discussion and Analysis of Financial Condition and Results of Operations” attached to this Annual Report as Exhibit 15.1.

Liquidity Risk

See the section entitled “Liquidity and Capital Resources—Liquidity risks associated with financial instruments—Liquidity risk” in the “Management’s Discussion and Analysis of Financial Condition and Results of Operations” attached to this Annual Report as Exhibit 15.1.

Foreign Currency Risk

See the section entitled “Liquidity and Capital Resources—Liquidity risks associated with financial instruments—Foreign currency risk” in the “Management’s Discussion and Analysis of Financial Condition and Results of Operations” attached to this Annual Report as Exhibit 15.1.

Item 12. Description of Securities Other than Equity Securities.

Not applicable.

PART II

Item 13. Defaults, Dividend Arrearages and Delinquencies.

None.

Item 14. Material Modifications to the Rights of Security Holders and Use of Proceeds.

A. – D. Material Modifications to the Rights of Security Holders

None.

E. Use of Proceeds

Not applicable.

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

Item 16C. Principal Accountant Fees and Services.

The following table summarizes the fees charged by KPMG, the Company’s independent auditor, in the fiscal years ended December 31, 2020 and December 31, 2019:

	Fees billed for the fiscal year ended
Service Retained	December 31, 2020	December 31, 2019
Audit fees(1)	$1,423,635	$2,120,500
Audit-related fees(2)	—	240,750
Tax fees(3)	3,317	148,450
All other fees	—	—

(1)	“Audit fees” include fees necessary to perform the annual audit or reviews of the consolidated financial statements.
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

Item 16F. Change in Registrant’s Certifying Accountant.

Not applicable.

Item 16G. Corporate Governance.

The Nasdaq Rules include certain accommodations in the corporate governance requirements that allow foreign private issuers, such as us, to follow “home country” corporate governance practices in lieu of the otherwise applicable corporate governance standards of the Nasdaq. The application of such exceptions requires that we disclose any significant ways in which our corporate governance practices differ from the Nasdaq Rules that we do not follow. Although our shares are listed on the Nasdaq, we continue to follow Canadian corporate governance practices in lieu of the requirement under Rule 5620(c) of the Nasdaq Rules that a company’s bylaws provide for a quorum for any meeting of the holders of the company’s common shares that is not less than 33 1/3% of the outstanding common shares of the company. Our by-laws provide that a quorum of shareholders is constituted by the holders of at least 25% of the shares entitled to vote at the meeting, present in person or represented by proxy, and at least two persons entitled to vote at the meeting, present in person or represented by proxy. In addition, we do not follow Rule 5635 of the Nasdaq Rules that requires that shareholder approval be required for the Company to issue securities in connection with certain events, such as the acquisition of shares or assets of another company, the establishment of or amendments to equity-based compensation plans for employees, rights issues at or below market price, certain private placements, directed issues at or above market price and issuance of convertible notes. Neither Canadian securities laws nor Alberta corporate law require shareholder approval for such transactions, except where such transactions constitute a “related party transaction” or “business combination” under Canadian securities laws or where such transaction is structured in a way that requires shareholder approval under the ABCA, in which case, we intend to follow our home country requirements.

Item 16H. Mine Safety Disclosure

Not applicable.

PART III

Item 17. Financial Statements.

See Item 18. – “Financial Statements.”

Item 18. Financial Statements.

Our Annual Financial Statements are included at the end of this Annual Report.

Item 19. Exhibits.

List all exhibits filed as part of the registration statement or annual report, including exhibits incorporated by reference.

Exhibit Number	Description	Method of Filing

1.1	Articles of incorporation of Sundial Growers Inc., as currently in effect	Incorporated by reference to Exhibit 4.1 to the Registrant’s registration statement on Form S-8, filed with the SEC on August 9, 2019
1.2	Bylaws of Sundial Growers Inc. as currently in effect	Incorporated by reference to Exhibit 3.2 to the Registrant’s registration statement on Form F-1/A, filed with the SEC on July 30, 2019
2.1	Specimen Share Certificate	Incorporated by reference to Exhibit 3.2 to the Registrant’s registration statement on Form F-1/A, filed with the SEC on July 30, 2019
2.2	Description of Securities of the Registrant Registered under Section 12 of the Exchange Act	Incorporated by reference to Exhibit 2.4 to the Registrant’s annual report on Form 20-F, filed with the SEC on March 31, 2020
2.3

Securities Purchase Agreement dated as of June 5, 2020 by and among Sundial Growers Inc. and each of the investors listed on the Schedule of Buyers attached thereto, including the forms of the related convertible notes, warrants and registration rights agreement

Incorporated by reference to Exhibit 99.5 to the Registrant’s current report on Form 6-K, filed with the SEC on June 8, 2020
2.4	Form of Series A and B Warrants	Incorporated by reference to Exhibit 99.1 to the Registrant’s current report on Form 6-K, filed with the SEC on August 18, 2020
2.5	Form of New Warrant	Incorporated by reference to Exhibit 99.2 to the Registrant’s current report on Form 6-K, filed with the SEC on February 19, 2021
4.1†	Licence Agreement, dated March 13, 2019, among Pathway Rx Inc., Sundial Growers Inc., Igor Kovalchuk, Olga Kovalchuk and Darryl Hudson	Incorporated by reference to Exhibit 10.5 to the Registrant’s registration statement on Form F-1/A, filed with the SEC on July 30, 2019
4.2†	Service and Sale Agreement between Sundial Growers Inc. and Sun 8 Holdings Inc., dated May 1, 2019	Incorporated by reference to Exhibit 10.6 to the Registrant’s registration statement on Form F-1/A, filed with the SEC on July 30, 2019
4.3†	Professional Services Agreement, dated July 8, 2019, between AppColony Inc. and Sundial Growers Inc.	Incorporated by reference to Exhibit 10.8 to the Registrant’s registration statement on Form F-1/A, filed with the SEC on July 30, 2019
4.4†	Share Purchase Agreement, dated December 29, 2020 by and among Sundial Growers Inc., 2657408 Ontario Inc. and the other parties named therein	Incorporated by reference to Exhibit 99.1 to the Registrant’s current report on Form 6-K, filed with the SEC on January 20, 2021

4.5†	Share Purchase Agreement, dated December 29, 2020 by and among Sundial Growers Inc. and the parties named therein	Incorporated by reference to Exhibit 99.2 to the Registrant’s current report on Form 6-K, filed with the SEC on January 20, 2021
4.6†

Amended and Restated Debenture (Fifth Amendment), dated June 18, 2020, by among 2657408 Ontario Inc., as agent and nominee for the lenders named therein from time to time, Zenabis Investments Ltd. as the Corporation, and the guarantors named therein

Incorporated by reference to Exhibit 99.3 to the Registrant’s current report on Form 6-K, filed with the SEC on January 20, 2021
4.7†

Amended and Restated Monitoring Services Agreement, dated April 22, 2020, by and among NGBA-BC Holdings Ltd., as consultant, Zenabis Investments Ltd., as the Company, and 2657408 Ontario Inc., as the lender.

Incorporated by reference to Exhibit 99.4 to the Registrant’s current report on Form 6-K, filed with the SEC on January 20, 2021
4.8	Amended and Restated Equity Distribution Agreement, by and between Sundial Growers Inc. and A.G.P./Alliance Global Partners	Incorporated by reference to Exhibit 99.1 to the Registrant’s current report on Form 6-K, filed with the SEC on January 21, 2021
8.1	List of Subsidiaries	Filed together with this Annual Report on Form 20-F for the year ended December 31, 2020
12.1	Certification of Principal Executive Officer Pursuant to Rules 13a-14(a) and 15d-14(a) under the Securities Exchange Act of 1934, as Adopted Pursuant to Section 302 of the Sarbanes-Oxley Act of 2002	Filed together with this Annual Report on Form 20-F for the year ended December 31, 2020
12.2	Certification of Principal Financial Officer Pursuant to Rules 13a-14(a) and 15d-14(a) under the Securities Exchange Act of 1934, as Adopted Pursuant to Section 302 of the Sarbanes-Oxley Act of 2002	Filed together with this Annual Report on Form 20-F for the year ended December 31, 2020
13.1	Certification of Principal Executive Officer Pursuant to 18 U.S.C. Section 1350, as Adopted Pursuant to Section 906 of the Sarbanes-Oxley Act of 2002	Filed together with this Annual Report on Form 20-F for the year ended December 31, 2020
13.2	Certification of Principal Financial Officer Pursuant to 18 U.S.C. Section 1350, as Adopted Pursuant to Section 906 of the Sarbanes-Oxley Act of 2002	Filed together with this Annual Report on Form 20-F for the year ended December 31, 2020
15.1	Management’s Discussion and Analysis of Financial Condition and Results of Operations	Filed together with this Annual Report on Form 20-F for the year ended December 31, 2020
15.2	Management’s Discussion and Analysis of Financial Condition and Results of Operations	Incorporated by reference to Exhibit 15.1 to the Registrant’s annual report on Form 20-F, filed with the SEC on March 31, 2020
101.INS	XBRL Instance Document

101.SCH	XBRL Taxonomy Extension Schema Document

101.CAL	XBRL Taxonomy Extension Calculation Linkbase Document

101.DEF	XBRL Taxonomy Extension Definition Linkbase Document

101.LAB	XBRL Taxonomy Extension Label Linkbase Document

101.PRE	XBRL Taxonomy Extension Presentation Linkbase Document

†

Portions of this exhibit have been omitted pursuant to Item 601(a)(6), Item 601(b)(2)(ii) or Item 601(b)(10)(iv), as applicable, of Regulation S-K under the Securities Act of 1933, as amended, because they are both (i) not material and (ii) would likely cause competitive harm to the registrant if publicly disclosed or include information the disclosure of which would constitute a clearly unwarranted invasion of personal privacy.

*	Filed herewith.

SIGNATURES

The registrant hereby certifies that it meets all of the requirements for filing on Form 20-F and that it has duly caused and authorized the undersigned to sign this annual report on its behalf.

Sundial Growers Inc.

Date: March 17, 2021	By:	/s/ Zachary George
Name: Zachary George
Title: Chief Executive Officer

Report of Independent Registered Public Accounting Firm

To the Shareholders and Board of Directors

Sundial Growers Inc.

Opinion on the Consolidated Financial Statements

We have audited the accompanying consolidated statements of financial position of Sundial Growers Inc. (and subsidiaries) (the Company) as of December 31, 2020 and 2019, the related consolidated statements of loss and comprehensive loss, changes in shareholder’s equity, and cash flows for the years ended December 31, 2020 and 2019 and the ten month period ended December 31, 2018 and the related notes (collectively, the consolidated financial statements). In our opinion, the consolidated financial statements present fairly, in all material respects, the financial position of the Company as of December 31, 2020 and 2019, and its financial performance and its cash flows for the years ended December 31, 2020 and 2019 and the ten month period ended December 31, 2018, in conformity with International Financial Reporting Standards as issued by the International Accounting Standards Board.

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

We conducted our audits in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the consolidated financial statements are free of material misstatement, whether due to error or fraud. The Company is not required to have, nor were we engaged to perform, an audit of its internal control over financial reporting. As part of our audits, we are required to obtain an understanding of internal control over financial reporting but not for the purpose of expressing an opinion on the effectiveness of the Company’s internal control over financial reporting. Accordingly, we express no such opinion.

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

We have served as the Company’s auditor since 2018.

/s/ KPMG LLP

Chartered Professional Accountants

Calgary, Alberta

March 17, 2021

F-1

Sundial Growers Inc.

Consolidated Financial Statements

For the years ended December 31, 2020 and 2019, and

ten months ended December 31, 2018

(Expressed in thousands of Canadian dollars)

Sundial Growers Inc.

Consolidated Statements of Financial Position

(Expressed in thousands of Canadian dollars)

As at	Note	December 31, 2020	December 31, 2019

Assets
Current Assets
Cash and cash equivalents		60,376	45,337
Restricted cash		5,333	15,827
Accounts receivable	7	15,898	27,638
Biological assets	8	3,531	14,309
Inventory	9	25,613	59,942
Prepaid expenses and deposits		4,622	9,564
Assets held for sale	10	2,998	—
		118,371	172,617
Non-current assets
Long-term deposits		2,633	—
Property, plant and equipment	10	116,928	281,984
Intangible assets	11	5,063	43,995
Investments	12	51,876	—
Goodwill	13	—	11,440
Total assets		294,871	510,036

Liabilities
Current liabilities
Accounts payable and accrued liabilities	14	23,308	58,110
Current portion of long-term debt	15	—	177,913
Current portion of lease obligations	18	409	722
Derivative warrant liabilities	17	428	—
Contingent consideration	19	—	32,501
		24,145	269,246
Non-current liabilities
Lease obligations	18	1,031	16,227
Deferred tax liability	20	—	3,365
Total liabilities		25,176	288,838

Shareholders’ equity
Share capital	21(b)	762,046	509,654
Warrants	21(c)	6,138	27,831
Contributed surplus		59,344	30,192
Contingent consideration	6(b)	2,279	2,279
Accumulated deficit		(564,565)	(360,338)
Accumulated other comprehensive income		—	6,866
Total shareholders’ equity		265,242	216,484
Non-controlling interest		4,453	4,714
Total liabilities and shareholders’ equity		294,871	510,036

Commitments (note 33)

Subsequent events (notes 11, 12, 17c, 21b, 22 and 34)

See accompanying notes to the consolidated financial statements.

Approved by the Board:
“Signed” Bryan Pinney	“Signed” Zachary George
Director	Director

Sundial Growers Inc.

Consolidated Statements of Loss and Comprehensive Loss

(Expressed in thousands of Canadian dollars, except per share amounts)

		Year ended December 31	Year ended December 31	Ten months ended December 31
	Note	2020	2019	2018
Gross revenue	23	73,321	66,927	—
Excise taxes		12,403	3,365	—
Net revenue		60,918	63,562	—
Cost of sales	9	51,740	46,721	—
Inventory obsolescence	9	45,913	—	—
Gross margin before fair value adjustments		(36,735)	16,841	—
Change in fair value of biological assets		5,432	30,340	(1,280)
Change in fair value realized through inventory	9	(18,566)	(10,685)	—
Gross margin		(49,869)	36,496	(1,280)

General and administrative	24	32,029	38,934	8,309
Sales and marketing	24	5,737	8,068	2,380
Research and development		488	2,410	275
Pre-production expenses		—	—	6,457
Depreciation and amortization	10,11	4,711	595	920
Share-based compensation	22	8,566	38,698	7,410
Restructuring costs		6,470	—	—
Asset impairment	10,11	79,191	162	523
Government subsidies	25	(4,128)	—	—
Loss on cancellation of contracts		2,471	—	—
Loss from operations		(185,404)	(52,371)	(27,554)

Transaction costs		(3,587)	(8,481)	—
Finance costs	26	(16,814)	(24,216)	(1,797)
Foreign exchange loss		(1,000)	(939)	(141)
Loss on financial obligation	27	—	(60,308)	(27,017)
Gain (loss) on disposition of PP&E		488	8	(17)
Loss before income tax		(206,317)	(146,307)	(56,526)
Income tax recovery	20	—	3,609	—
Net loss from continuing operations		(206,317)	(142,698)	(56,526)
Net loss from discontinued operations	5	(33,627)	(128,931)	—
Net loss		(239,944)	(271,629)	(56,526)

Gain on translation of foreign operations		600	6,866	—
Comprehensive loss		(239,344)	(264,763)	(56,526)

Net loss from continuing operations attributable to:
Sundial Growers Inc.		(206,056)	(142,533)	(56,526)
Non-controlling interest		(261)	(165)	—
		(206,317)	(142,698)	(56,526)
Net loss attributable to:
Sundial Growers Inc.		(239,683)	(271,464)	(56,526)
Non-controlling interest		(261)	(165)	—
		(239,944)	(271,629)	(56,526)
Comprehensive loss attributable to:
Sundial Growers Inc.		(239,083)	(264,598)	(56,526)
Non-controlling interest		(261)	(165)	—
		(239,344)	(264,763)	(56,526)
Net loss per common share attributable to Sundial Growers Inc.
Basic and diluted	29	$(1.10)	$(3.17)	$(0.82)
See accompanying notes to the consolidated financial statements.

Sundial Growers Inc.

Consolidated Statements of Changes in Shareholders’ Equity

(Expressed in thousands of Canadian dollars)

	Note	Share capital	Warrants	Contributed surplus	Convertible notes – equity component	Contingent consideration	Accumulated deficit	Accumulated other comprehensive loss	Non- controlling interest	Total equity
Balance at February 28, 2018		25,769	—	4,551	—	—	(16,610)	—	—	13,710
Net loss		—	—	—	—	—	(56,526)	—	—	(56,526)
Share issuances		20,452	—	—	—	—	—	—	—	20,452
Shares issued to related parties		16,474	—	—	—	—	—	—	—	16,474
Share issuance costs		(310)	—	—	—	—	—	—	—	(310)
Share repurchase		(827)	—	—	—	—	(15,738)	—	—	(16,565)
Fair value allocated to warrants		(3,108)	3,108	—	—	—	—	—	—	—
Warrants exercised		2,182	—	—	—	—	—	—	—	2,182
Share-based compensation		521	—	6,889	—	—	—	—	—	7,410
Employee warrants exercised		3,980	—	(1,947)	—	—	—	—	—	2,033
Equity component of convertible notes		—	—	—	3,232	—	—	—	—	3,232
Balance at December 31, 2018		65,133	3,108	9,493	3,232	—	(88,874)	—	—	(7,908)
Net loss		—	—	—	—	—	(271,464)	—	(165)	(271,629)
Other comprehensive income		—	—	—	—	—	—	6,866	—	6,866
Share issuances	21(b)	198,378	—	—	—	—	—	—	—	198,378
Shares issued to related parties	21(b)	63,460	5,833	—	—	—	—	—	—	69,293
Share issuance costs	21(b)	(12,770)	—	—	—	—	—	—	—	(12,770)
Business acquisitions	6	39,849	—	—	—	2,279	—	—	4,879	47,007
Convertible debt - conversions	16(c)(d)	113,526	6,731	—	(3,232)	—	—	—	—	117,025
Warrants reclassified from liability		—	16,091	—	—	—	—	—	—	16,091
Warrants exercised	21(c)	21,882	(3,932)	—	—	—	—	—	—	17,950
Share-based compensation	22	2,515	—	37,009	—	—	—	—	—	39,524
Employee warrants exercised	22	17,681	—	(16,310)	—	—	—	—	—	1,371
Balance at December 31, 2019		509,654	27,831	30,192	—	2,279	(360,338)	6,866	4,714	221,198
Net loss		—	—	—	—	—	(239,683)	—	(261)	(239,944)
Other comprehensive income		—	—	—	—	—	—	600	—	600
Share issuances	21(b)	176,931	—	—	—	—	—	—	—	176,931
Share issuance costs	21(b)	(5,593)	—	—	—	—	—	—	—	(5,593)
Convertible debt - conversions	16	63,002	—	—	—	—	—	—	—	63,002
Derivative warrants exercised	17	55,912	—	—	—	—	—	—	—	55,912
Warrants issued	21(c)	—	306	—	—	—	—	—	—	306
Warrants expired	21(c)	—	(21,999)	21,999	—	—	—	—	—	—
Dispositions	5	(38,447)	—	—	—	—	35,456	(7,466)	—	(10,457)
Share-based compensation	22	52	—	7,688	—	—	—	—	—	7,740
Employee awards exercised	22	535	—	(535)	—	—	—	—	—	—
Balance at December 31, 2020		762,046	6,138	59,344	—	2,279	(564,565)	—	4,453	269,695

See accompanying notes to the consolidated financial statements.

Sundial Growers Inc.

Consolidated Statements of Cash Flows

(Expressed in thousands of Canadian dollars)

		Year ended December 31	Year ended December 31	Ten months ended December 31
	Note	2020	2019	2018
Cash provided by (used in):
Operating activities
Net loss from continuing operations for the period		(206,317)	(142,698)	(56,526)
Items not involving cash:
Income tax recovery	20	—	(3,609)	—
Change in fair value of biological assets		(5,432)	(30,340)	1,280
Share-based compensation	22	8,566	38,698	7,410
Depreciation and amortization	10,11	11,582	6,296	920
(Gain) loss on disposition of PP&E		(488)	(8)	17
Inventory obsolescence	9	45,913	—	—
Transaction costs		—	1,279	—
Finance costs	26	9,261	11,070	917
Loss on cancellation of contracts		671	—	—
Loss on financial obligation	27	—	60,308	18,485
Unrealized foreign exchange loss (gain)		(757)	671	—
Restructuring costs		448	—	—
Warrants issued for services	21(c)	306	—	—
Asset impairment	10	79,191	162	523
Change in non-cash working capital		(5,259)	(41,626)	1,217
Net cash used in operating activities from continuing operations		(62,315)	(99,797)	(25,757)
Net cash provided by operating activities from discontinued operations	5	4,820	(12,939)	—
Net cash used in operating activities		(57,495)	(112,736)	(25,757)
Investing activities
Additions to property, plant and equipment	10	(3,024)	(110,271)	(76,321)
Additions to intangible assets	11	(150)	—	—
Proceeds from disposal of PP&E	10	2,109	51	—
Additions to long-term investments	12	(51,876)	—	—
Acquisition of Bridge Farm	6	—	(77,023)	—
Change in non-cash working capital		(11,319)	1,659	10,282
Net cash used in investing activities from continuing operations		(64,260)	(185,584)	(66,039)
Net cash used in investing activities from discontinued operations	5	(6,617)	(27,560)	—
Net cash used in investing activities		(70,877)	(213,144)	(66,039)
Financing activities
Proceeds from convertible notes, net of costs	16	18,070	90,373	27,764
Change in restricted cash		10,494	(15,477)	—
(Repayment) proceeds from Syndicated Credit Agreement, net of costs	15(a)	(84,493)	82,687	—
Payments on lease obligations	18	(420)	(292)	(34)
Proceeds from issuance of shares, net of costs	21(b)	181,841	177,202	36,616
Proceeds from Term Debt Facility, net of costs		—	105,539	—
(Repayment) proceeds from other debt instruments		—	(89,044)	40,705
Proceeds from exercise of derivative warrant liabilities	17	20,391	—	—
Proceeds from exercise of equity classified warrants	21(c)	—	17,950	2,182
Proceeds from exercise of employee warrants	22	—	1,371	2,033
Settlement of convertible notes	16(d)	—	(4,190)	—
Settlement of financial obligation		—	(9,500)	—
Repurchase of shares		—	—	(9,634)
Change in non-cash working capital		(2,498)	2,147	(1,393)
Net cash provided by financing activities from continuing operations		143,385	358,766	98,239
Net cash used in financing activities from discontinued operations	5	(639)	(499)	—
Net cash provided by financing activities		142,746	358,267	98,239
Effect of exchange rate changes on cash held in foreign currency		665	(1,472)	—
Impact of foreign currency translation from discontinued operations	5	—	301	—
Change in cash and cash equivalents		15,039	31,216	6,443
Cash and cash equivalents, beginning of period		45,337	14,121	7,678
Cash and cash equivalents, end of period		60,376	45,337	14,121

See accompanying notes to the consolidated financial statements.

Sundial Growers Inc.

Notes to the Consolidated Financial Statements

For the year ended December 31, 2020

(Expressed in thousands of Canadian dollars, except where otherwise noted)

1.	Description of business

Sundial Growers Inc. (“Sundial” or the “Company”) was incorporated under the Business Corporations Act (Alberta) on August 19, 2006.

The Company’s head office is located at 300, 919 11th Avenue SW, Calgary, Alberta, Canada.

The principal activities of the Company are the production, distribution and sale of cannabis in Canada. The production, distribution and sale of cannabis was regulated by the Access to Cannabis for Medical Purposes Regulations (“ACMPR”) in Canada, up to and including October 16, 2018. On October 17, 2018, the ACMPR was superseded by the Cannabis Act which regulates the production, distribution, and possession of cannabis for both medical and adult recreational access in Canada.

The Company’s common shares trade on the Nasdaq Capital Market (“Nasdaq”) under the ticker symbol “SNDL”.

Sundial does not engage in any U.S. cannabis-related activities as defined in Canadian Securities Administrators Staff Notice 51-352.

COVID-19

The global impact of COVID-19 has resulted in significant declines in global stock markets and has contributed to a great deal of uncertainty as to the health of the global economy. The Company has implemented several new pandemic-related procedures and protocols at its facilities, including enhanced screening measures, enhanced cleaning and sanitation processes and frequency, encouraging social distancing measures and directing employees to work from home if possible. The Company believes that it can maintain safe operations with these pandemic-related procedures and protocols in place.

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

These consolidated financial statements have been prepared in accordance with International Financial Reporting Standards (“IFRS”), as issued by the International Accounting Standards Board (“IASB”) and interpretations of the International Financial Reporting Interpretations Committee (“IFRIC”) in effect as of December 31, 2020.

During 2018, the Company changed its fiscal year end from February 28 to December 31 and accordingly a ten-month period ended December 31, 2018 is presented in these consolidated financial statements. The change in fiscal year was made to better align the Company’s reporting calendar with other publicly listed companies.

These consolidated financial statements were approved and authorized for issue by the Board of Directors (“Board”) on March 17, 2021.

b)	Basis of measurement

These consolidated financial statements have been prepared on a historical cost basis, except for biological assets, cannabis inventory and certain financial instruments which are measured at fair value with changes in fair value recorded in earnings.

c)	Functional and presentation currency

These consolidated financial statements are presented in Canadian dollars, which is the functional and presentation currency of the Company and its Canadian based subsidiaries. Sundial Deutschland GmbH and Sundial Portugal,

Sundial Growers Inc.

Notes to the Consolidated Financial Statements

For the year ended December 31, 2020

(Expressed in thousands of Canadian dollars, except where otherwise noted)

Unipessoal LDA use the European Euro as their functional currency. Transactions in currencies other than the functional currency are translated at the rate prevailing at the date of transaction. Monetary assets and liabilities that are denominated in foreign currencies are translated at the rate prevailing at each reporting date. Income and expense amounts are translated at the dates of the transactions.

In preparing the Company’s consolidated financial statements, the financial statements of foreign subsidiaries are translated into Canadian dollars, the functional currency of the Company. The assets and liabilities of foreign subsidiaries that do not have a functional currency of Canadian dollars, are translated into Canadian dollars using exchange rates at the reporting date. Revenues and expenses of foreign operations are translated into Canadian dollars using foreign exchange rates that approximate those on the date of the underlying transactions. Foreign exchange differences from the translation of foreign subsidiaries into Canadian dollars are recognized in Other Comprehensive Income.

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

Subsidiaries	Jurisdiction of incorporation	Percentage ownership
Sprout Technologies Inc.	Alberta, Canada	100%
KamCan Products Inc.	British Columbia, Canada	100%
2011296 Alberta Inc.	Alberta, Canada	100%
Sundial Deutschland GmbH	Germany	100%
Sundial Portugal, Unipessoal LDA	Portugal	100%
Pathway Rx Inc.	Alberta, Canada	50%
2657408 Ontario Inc.	Ontario, Canada	100%
NGBA-BC Holdings Ltd.	British Columbia, Canada	100%

3.	Significant accounting policies

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

Biological assets

The Company’s biological assets consist of cannabis plants. The Company capitalizes all direct and indirect costs related to the biological transformation of the biological assets between the point of initial recognition and the point of harvest, including labour related costs, grow consumables, materials, utilities, facilities costs, depreciation and quality and testing costs. Biological assets are then recorded at fair value and consist of cannabis plants in various stages of vegetation, including cannabis clones which have not been harvested. Net unrealized changes in fair value of biological assets less cost to sell during the period are included in the results of operations for the related period. Biological assets are valued in

Sundial Growers Inc.

Notes to the Consolidated Financial Statements

For the year ended December 31, 2020

(Expressed in thousands of Canadian dollars, except where otherwise noted)

accordance with IAS 41 and are presented at their fair values less costs to sell up to the point of harvest. The fair values are determined using a model which estimates the expected harvest yield in grams for plants currently being cultivated, and then adjusts the amount for the expected selling price less costs to produce and sell per gram. The fair value measurements for biological assets have been categorized as Level 3 fair values based on the inputs to the valuation technique used. Our method of accounting for biological assets attributes value accretion on a straight-line basis throughout the life of the biological asset from initial cloning to the point of harvest. The estimated expected harvest yield is based on assumptions of the estimated yield per plant and the weighted average number of growing weeks completed as a percentage of total expected growing weeks as at year end. These estimates are subject to volatility in market prices and several uncontrollable factors, which could significantly affect the fair value of biological assets in future periods. Differences from the anticipated yield will be reflected in the net change in fair value of biological assets in future periods.

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

Property, plant, and equipment

Property, plant and equipment are carried at cost less accumulated depreciation, less any recognized impairment losses. The cost of additions, betterments, renewals, and interest during construction is capitalized. Each part of a component of property, plant and equipment with a cost that is significant in relation to the total cost of the component is depreciated separately. When the cost of replacing a portion of a component of property and equipment is capitalized, the carrying amount of the replaced component is derecognized.

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

Property, plant and equipment are depreciated as they become available for use. Buildings are not depreciated until a producer’s license is obtained. For assets available for use, depreciation is computed using the straight-line method over the estimated useful life of the assets, as described below:

Land	n/a
Production facilities	20 years
Equipment	2 to 10 years
Right-of-use assets	Shorter of estimated useful life or lease term
Construction in progress	n/a

Sundial Growers Inc.

Notes to the Consolidated Financial Statements

For the year ended December 31, 2020

(Expressed in thousands of Canadian dollars, except where otherwise noted)

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

The Company’s intangible assets at December 31, 2020 are comprised of the following:

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

Impairment of assets

Management assesses and continually monitors internal and external indicators of impairment relating to our assets. The assessment of indicators of impairment takes into account various factors including the likelihood of obtaining future licenses from Health Canada, the demand for cannabis for medical and recreational purposes, the price of cannabis, and changes in market discount rates.

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

The carrying amounts of our property, plant and equipment and intangible assets, including goodwill, are assessed for impairment indicators at each reporting period end to determine whether there is an indication that such assets have experienced impairment. If such indication exists, the recoverable amount of the asset is estimated in order to determine the extent of the impairment loss, if any.

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

Where an impairment loss is subsequently determined to have reversed, the carrying amount of the asset (or CGU) is adjusted to the revised estimate of its recoverable amount but limited to the carrying amount that would have been determined had no impairment loss been recognized for the asset (or CGU) previously. A reversal of an impairment loss is recognized immediately in the statements of loss and comprehensive loss.

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

Sundial Growers Inc.

Notes to the Consolidated Financial Statements

For the year ended December 31, 2020

(Expressed in thousands of Canadian dollars, except where otherwise noted)

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

The Company’s cash and cash equivalents, restricted cash and accounts receivable are measured at amortized cost. The Company’s long-term investment is measured at FVTPL. The Company has no financial assets measured at Fair Value Through Other Comprehensive Income.

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

The Company’s accounts payable and accrued liabilities and long-term debt are measured at amortized cost. The Company’s convertible notes were designated as FVTPL upon initial recognition as the notes contained multiple embedded derivatives. The Company’s derivative warrant liabilities were designated as FVTPL upon initial recognition. The Company’s contingent consideration was designated as FVTPL.

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

Sundial Growers Inc.

Notes to the Consolidated Financial Statements

For the year ended December 31, 2020

(Expressed in thousands of Canadian dollars, except where otherwise noted)

Compound financial instruments

The liability component of a compound financial instrument is recognized initially at the fair value of a similar liability which does not have an equity conversion option. The equity component is recognized initially as the difference between the fair value of the compound financial instrument taken as a whole and the fair value of the liability component. Any directly attributable transaction costs are allocated to the liability and equity components in proportion to their initial carrying amounts. The Company’s compound financial instruments are comprised of convertible notes.

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

Research and development

Research costs are expensed in the period incurred. Development costs are expensed in the period incurred unless the Company believes a development project meets the generally accepted criteria for deferral and amortization of IAS 38 “Intangible Assets”. Research and development costs comprise consulting fees and license acquisition fees. No development costs have been capitalized as at December 31, 2020 or December 31, 2019.

Share-based compensation

The fair value of share-based compensation expenses is estimated using the Black-Scholes pricing model and relies on a number of estimates, such as the expected life of the award, the volatility of the underlying share price, the risk-free rate of return and the estimated rate of forfeiture of awards granted. Share-based compensation expense includes the expense

Sundial Growers Inc.

Notes to the Consolidated Financial Statements

For the year ended December 31, 2020

(Expressed in thousands of Canadian dollars, except where otherwise noted)

for the issue of simple and performance warrants, stock options, restricted share units and deferred share units to employees, directors, and others at the discretion of our board of directors. Given the absence of an active trading market for the Company’s common shares prior to its initial public offering, determining the fair value of the Company’s common shares required our board of directors to make complex and subjective judgments. Our board of directors, with input from management, exercised significant judgment and considered numerous objective and subjective factors to determine the fair value of the Company’s common shares as of the date of each grant. For periods prior to January 1, 2019, the fair value of share-based compensation expense was primarily estimated using the value of the equity or convertible security issued to third parties for cash within a reasonable period of time of the grant to the employee. Subsequent to January 1, 2019, the fair value of share-based compensation expenses was estimated using the value of the equity or convertible security issued to third parties for cash within a reasonable period of time of the grant to the employee, as well as, other factors, including: the Company’s stage of development; the impact of significant corporate events, operational changes or milestones; material risks related to the business; the Company’s financial condition and operating results, including its revenue, history of net losses and levels of available capital resources; equity market conditions affecting comparable public companies; general U.S. market conditions; the likelihood and potential timing of achieving a liquidity event or completing an offering of common shares, such as an initial public offering; and the instruments involved illiquid securities of a private company. Subsequent to the Company’s IPO on August 6, 2019, the fair value of the Company’s shares is based on public trading data.

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

Sundial Growers Inc.

Notes to the Consolidated Financial Statements

For the year ended December 31, 2020

(Expressed in thousands of Canadian dollars, except where otherwise noted)

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

leases

A contract is, or contains, a lease if the contract conveys the right to control the use of an identified asset for a period of time in exchange for consideration. The Company recognizes a right-of-use asset and a lease obligation at the lease commencement date. The right-of-use asset is initially measured at cost, and subsequently at cost less any accumulated depreciation and impairment losses and adjusted for certain remeasurements of the lease obligation. Depreciation is recognized on the lease asset over the shorter of the estimated useful life of the asset or the lease term. The lease obligation is initially measured at the present value of the lease payments that have not been paid at the commencement date, discounted at the rate implicit in the lease or, if that rate cannot be readily determined, the Company’s incremental borrowing rate. The lease obligation is subsequently increased by the interest cost on the lease obligation and decreased by lease payments made. Lease payments are allocated between the liability and interest expense. Interest expense is recognized on the lease obligation using the effective interest rate method and payments are applied against the lease obligation.

The carrying amounts of the right-of-use assets, lease obligations, and the resulting interest and depreciation expense are based on the implicit interest rate within the lease arrangement or, if this information is unavailable, the incremental borrowing rate. Incremental borrowing rates are based on judgments including economic environment, term, and the underlying risk inherent to the asset.

GOVERNMENT GRANTS

Government grants are recognized when there is reasonable assurance that the grant will be received, and all attached conditions will be complied with. If a grant is received but reasonable assurance and compliance with conditions is not achieved, the grant is recognized as a deferred liability until such conditions are fulfilled. When the grant relates to an expense item in nature, it is recognized as “government subsidies” in profit or loss on a systematic basis in the period in which the costs are incurred.

New accounting standards

The following accounting standards were effective for annual periods beginning on or after January 1, 2020 and did not have a material impact on the Company’s consolidated financial statements:

•	Interest Rate Benchmark Reform (Amendments to IFRS 9, IAS 39 and IFRS 7)

There are new accounting standards, amendments to accounting standards and interpretations that are effective for annual periods beginning on or after January 1, 2021 that have not been applied in preparing the consolidated financial statements for the year ended December 31, 2020. These standards and interpretations are not expected to have a material impact on the Company’s consolidated financial statements and include:

•	Onerous contracts – Cost of Fulfilling a Contract (Amendments to IAS 37).

Sundial Growers Inc.

Notes to the Consolidated Financial Statements

For the year ended December 31, 2020

(Expressed in thousands of Canadian dollars, except where otherwise noted)

•	Interest Rate Benchmark Reform – Phase 2 (Amendments to IFRS 9, IAS 39, IFRS 7, IFRS 4 and IFRS 16).
•	COVID-19 Related Rent Concessions (Amendments to IFRS 16).
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

Biological assets and inventory

Biological assets, comprising cannabis plants and agricultural product consisting of cannabis, are measured at fair value less costs to produce and sell up to the point of harvest.

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

Sundial Growers Inc.

Notes to the Consolidated Financial Statements

For the year ended December 31, 2020

(Expressed in thousands of Canadian dollars, except where otherwise noted)

some cases, have a right of product return or warranty period. The estimate of potential future returns and pricing adjustments includes the use of estimates and assumptions and are subject to change as new information becomes available.

Deferred tax assets

Deferred tax assets, including those arising from tax loss carry-forwards, require management to assess the likelihood that the Company will generate sufficient taxable earnings in future periods in order to utilize recognized deferred tax assets. Assumptions about the generation of future taxable profits depend on management’s estimates of future cash flows. In addition, future changes in tax laws could limit the ability of the Company to obtain tax deductions in future periods. To the extent that future cash flows and taxable income differ significantly from estimates, the ability of the Company to realize the net deferred tax assets recorded at the reporting date could be affected.

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

The Secured Convertible Note and Unsecured Convertible Notes are financial liabilities measured at FVTPL. The determination of the fair value of the liabilities are estimated based on various assumptions, including future share price, volatility, discount rate and various probability factors.

The derivative warrant liabilities are financial liabilities measured at FVTPL. The determination of the fair value of the liabilities are estimated based on various assumptions, including future share price, volatility, discount rate and various probability factors.

Financial obligations

The financial obligation arising pursuant to a royalty agreement, required management to make assumptions and use judgement in determining the generation of future revenues and an appropriate discount rate.

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

Sundial Growers Inc.

Notes to the Consolidated Financial Statements

For the year ended December 31, 2020

(Expressed in thousands of Canadian dollars, except where otherwise noted)

for measuring fair value including market comparables and discounted cash flows which rely on assumptions such as future selling prices, expected sales volumes, discount rates and future development and operating costs. Changes in these variables could significantly impact the carrying value of the net assets. Specific judgement is required in the identification of intangible assets.

5.	Discontinued operations

On February 22, 2019, the Company, through its wholly owned subsidiary, Sundial UK Limited, signed a Sale and Purchase Agreement to acquire all the issued and outstanding shares of Project Seed Topco (“Bridge Farm”). The acquisition closed on July 2, 2019 (note 6). Bridge Farm was acquired to expand the Company’s business to cannabidiol (“CBD”) extraction and production, subject to certain regulatory, licensing and other restrictions, to launch CBD sales in the United Kingdom. At December 31, 2019, the Company recorded a goodwill impairment based on significant delays and uncertainties in the licensing and regulatory framework in the United Kingdom. As part of the negotiations with the Company’s senior lenders regarding a December 31, 2019 covenant breach and restructuring of its credit agreements, the Company was required to enter into a definitive sale and purchase agreement related to the sale of Bridge Farm.

On May 15, 2020, the Company entered into an agreement to sell all of the outstanding shares of Bridge Farm to a company affiliated with the former management sellers that were parties to the original acquisition (the “Bridge Farm Purchaser”) in exchange for (i) the assumption by the Bridge Farm Purchaser of $45 million of the total $115 million principal amount outstanding under the Term Debt Facility (thereby reducing the Company’s obligations thereunder to $70 million), (ii) the assumption by the Bridge Farm Purchaser of contingent consideration liabilities related to the additional share obligation and remaining earn out obligation under the original Bridge Farm acquisition agreement dated July 2, 2019 (note 19), and (iii) the cancellation of approximately 2.7 million Sundial common shares (fair value of $3.0 million), representing all of the shares then held by the management sellers of Bridge Farm issued in connection with the original acquisition of Bridge Farm by the Company in 2019 (collectively, the “Bridge Farm Disposition”). The sale of Bridge Farm closed on June 5, 2020.

The Bridge Farm operations comprised the Company’s entire Ornamental Flower segment located in the United Kingdom. The Ornamental Flower segment was not previously classified as held-for-sale or as a discontinued operation as it was not highly probable that the carrying amount of the disposal group would be recovered through a sale transaction rather than through continuing use. The comparative statement of loss and comprehensive loss and statement of cash flows has been re-presented to show the discontinued operation separately from continuing operations. With the disposition of the Ornamental Flower segment, the Company no longer has multiple segments. Accordingly, the Cannabis operations in Canada comprise the entire operations of the Company.

Sundial Growers Inc.

Notes to the Consolidated Financial Statements

For the year ended December 31, 2020

(Expressed in thousands of Canadian dollars, except where otherwise noted)

Results of discontinued operations

	Year ended December 31
	2020 (2)	2019 (1)
Gross revenue	22,139	12,298
Net revenue	22,139	12,298
Cost of sales	15,633	9,426
Gross margin before fair value adjustments	6,506	2,872
Change in fair value of biological assets	1,064	386
Change in fair value realized through inventory	(1,122)	—
Gross margin	6,448	3,258

General and administrative	8,585	5,515
Sales and marketing	1,418	820
Depreciation and amortization	2,752	3,482
Foreign exchange	1,057	(1,779)
Share-based compensation	(826)	826
Goodwill impairment	—	100,305
Loss from operations	(6,538)	(105,911)

Transaction costs	—	(1,588)
Finance costs	(10,083)	(3,982)
Loss on contingent consideration	(2,252)	(18,645)
Gain on investment	—	165
Gain (loss) on disposition of PP&E	—	13
Loss on disposition of Bridge Farm	(14,979)	—
Loss before income tax	(33,852)	(129,948)
Income tax recovery	225	1,017
Net loss (3)	(33,627)	(128,931)
(1)	Period July 2, 2019 to December 31, 2019
(2)	Period January 1, 2020 to June 5, 2020
(3)	Net loss from the discontinued operations is attributable entirely to the owners of the Company.

Sundial Growers Inc.

Notes to the Consolidated Financial Statements

For the year ended December 31, 2020

(Expressed in thousands of Canadian dollars, except where otherwise noted)

Effect of disposal on the financial position of the Company

Cash and cash equivalents	2,963
Accounts receivable	15,641
Biological assets	2,831
Inventory	787
Property, plant and equipment	88,698
Goodwill	11,345
Intangible assets	23,884
Accounts payable and accrued liabilities	(22,792)
Lease obligation	(14,894)
Deferred tax liability	(3,115)
Accumulated other comprehensive income	(7,466)
Net assets and liabilities	97,882

Consideration received
Term Debt Facility	45,000
Contingent consideration liability	34,912
Cancellation of common shares	2,991
Total consideration	82,903

Loss on disposition	(14,979)

6.	Business acquisitions
(a)	Acquisition of Bridge Farm

On February 22, 2019, the Company, through its wholly owned subsidiary, Sundial UK Limited, signed a Sale and Purchase Agreement to acquire all the issued and outstanding shares of Bridge Farm a private company located in the United Kingdom of Great Britain and Northern Ireland (“UK”). Bridge Farm was acquired to expand the Company’s business to CBD extraction and production, subject to certain regulatory, licensing and other restrictions, to launch CBD sales in the UK. The acquisition closed on July 2, 2019.

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

The Company engaged independent valuation experts to assist in determining the fair value of certain assets acquired and liabilities assumed and related deferred income tax impacts.

Sundial Growers Inc.

Notes to the Consolidated Financial Statements

For the year ended December 31, 2020

(Expressed in thousands of Canadian dollars, except where otherwise noted)

The fair value of the assets and liabilities acquired was as follows:

December 31, 2019
Cash	77,023
Issuance of common shares	37,248
Contingent consideration	15,991
130,262

The purchase price was allocated as follows:

December 31, 2019
Accounts receivable	7,403
Inventory	470
Biological assets	1,288
Property, plant and equipment	58,368
Intangible assets	25,471
Accounts payable	(14,293)
Long term debt	(33,618)
Lease obligations	(15,179)
Deferred income tax liability	(4,355)
Goodwill	104,707
130,262

The Company recorded adjustments to the fair value in the fourth quarter of 2019 to reflect facts and circumstances in existence at the date of the acquisition. These adjustments primarily related to changes in preliminary valuation assumptions, including refinement of biological assets, intangible assets and deferred income tax liability based on new information that became available that existed at the date of the acquisition. All measurement period adjustments were offset to goodwill.

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

(b)	Acquisition of Pathway Rx

On March 13, 2019, the Company acquired 50% of the issued and outstanding shares of Pathway RX Inc. (“Pathway”), which was a private company.

Sundial Growers Inc.

Notes to the Consolidated Financial Statements

For the year ended December 31, 2020

(Expressed in thousands of Canadian dollars, except where otherwise noted)

Pathway was acquired to develop cannabis-based pharmaceutical drugs to treat symptoms associated with a wide range of medical conditions.

The purchase price was as follows:

Issuance of common shares	2,601
Contingent consideration (i)	2,279
4,880
(i)

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

The purchase price was allocated as follows:

		December 31, 2019
Intangible assets		13,552
Accounts payable and accrued liabilities	)	(184)
Deferred tax liability		(3,609)
Non-controlling interest (50%)		(4,879)
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

7.	Accounts receivable
As at	December 31, 2020	December 31, 2019
Trade receivables	15,786	24,684
Other receivables	112	2,954
	15,898	27,638

Sundial Growers Inc.

Notes to the Consolidated Financial Statements

For the year ended December 31, 2020

(Expressed in thousands of Canadian dollars, except where otherwise noted)

The Company has calculated expected credit losses (“ECLs”) based on lifetime expected credit losses, taking into consideration historical credit loss experience and financial factors specific to the debtors and general economic conditions. The Company has evaluated the potential impact of COVID-19 on the collection of its trade receivables and concluded that it does not currently have a material impact. Refer to note 30 for credit risk disclosures.

8.	Biological assets

The Company’s biological assets consist of cannabis plants in various stages of vegetation, including plants which have not been harvested. The change in carrying value of biological assets are as follows:

As at	December 31, 2020	December 31, 2019
Balance, beginning of year	14,309	876
Increase in biological assets due to capitalized costs	39,957	62,331
Net change in fair value of biological assets	6,496	30,726
Transferred to inventory upon harvest	(54,388)	(80,991)
Acquisitions	—	1,288
Disposition of Bridge Farm (note 5)	(2,831)	—
Foreign currency translation	(12)	79
Balance, end of year	3,531	14,309

Biological assets are valued in accordance with IAS 41 and are presented at their fair value less costs to sell up to the point of harvest. This is determined using a model which estimates the expected harvest yield in grams for plants currently being cultivated, and then adjusts that amount for the expected selling price less costs to produce and sell per gram.

The fair value measurements for biological assets have been categorized as Level 3 fair values based on the inputs to the valuation technique used. The Company’s method of accounting for biological assets attributes value accretion on a straight-line basis throughout the life of the biological asset from initial cloning to the point of harvest.

Management believes the most significant unobservable inputs and their impact on fair value of biological assets are as follows:

Assumption	Input	Weighted average input		Effect of 10% change ($000s)
		December 31 2020	December 31 2019	December 31 2020	December 31 2019
Yield per square foot of growing space (1)	Grams	45	47	347	1,183
Average net selling price (2)	$/gram	5.13	5.47	1,022	3,021
After harvest cost to complete and sell	$/gram	1.32	2.34	291	267
(1)	Varies by strain; obtained through historical growing results or grower estimate if historical results are not available.
(2)	Varies by strain and sales market; obtained through average selling prices or estimated future selling prices if historical results are not available.

These estimates are subject to volatility in market prices and several uncontrollable factors, which could significantly affect the fair value of biological assets in future periods.

The Company estimates the harvest yields for cannabis at various stages of growth. As at December 31, 2020, it is estimated that the Company’s biological assets will yield approximately 5,507 kilograms (December 31, 2019 - 10,455 kilograms) of dry cannabis when harvested. During the year ended December 31, 2020 the Company harvested 27,972 kilograms of dry cannabis (year ended December 31, 2019 – 34,012 kilograms).

The Company’s estimates are, by their nature, subject to change and differences from the anticipated yield will be reflected in the net change in fair value of biological assets in future periods.

Sundial Growers Inc.

Notes to the Consolidated Financial Statements

For the year ended December 31, 2020

(Expressed in thousands of Canadian dollars, except where otherwise noted)

9.	Inventory
As at	December 31, 2020	December 31, 2019
Harvested cannabis	20,358	50,403
Cannabis supplies and consumables	5,255	8,808
Ornamental flowers, supplies and consumables (note 5)	—	731
	25,613	59,942

At December 31, 2020, the Company held 10,335 kilograms of harvested cannabis (December 31, 2019 – 8,380 kilograms) in inventory. During the year ended December 31, 2020, inventories of $51.7 million were recognized as an expense (year ended December 31, 2019 - $46.7 million). The Company recognized inventory write downs of $56.9 million, of which $45.9 million was recognized as an excess and obsolete inventory provision, and $11.0 million was included in the change in fair value realized through inventory as the fair value component of the excess and obsolete inventory provision.

Sundial Growers Inc.

Notes to the Consolidated Financial Statements

For the year ended December 31, 2020

(Expressed in thousands of Canadian dollars, except where otherwise noted)

10. Property, plant and equipment

	Land and buildings	Production facilities	Equipment	Right of use assets	Construction in progress (“CIP”)	Total
Cost
Balance at December 31, 2018	5,246	23,336	7,254	—	54,061	89,897
Adoption of IFRS 16	—	—	(327)	1,333	—	1,006
Acquisitions	15,860	21,294	247	14,648	6,360	58,409
Additions	1,517	283	3,393	687	134,183	140,063
Transfers from CIP	3,406	120,724	13,603	—	(137,733)	—
Dispositions	(31)	—	(159)	(700)	—	(890)
Foreign currency translation	608	805	10	541	1,160	3,124
Balance at December 31, 2019	26,606	166,442	24,021	16,509	58,031	291,609
Additions	8	213	2,886	763	4,319	8,189
Transfers from CIP	509	8,212	2,287	—	(11,008)	—
Reclassification to assets held for sale	(1,547)	—	—	—	(1,451)	(2,998)
Dispositions	(499)	(162)	(50)	(825)	(991)	(2,527)
Disposition of Bridge Farm (note 5)	(16,300)	(21,587)	(249)	(14,431)	(39,734)	(92,301)
Foreign currency translation	(137)	(181)	(1)	(122)	(347)	(788)
Balance at December 31, 2020	8,640	152,937	28,894	1,894	8,819	201,184

Accumulated amortization and impairment
Balance at December 31, 2018	—	312	1,094	—	—	1,406
Adoption of IFRS 16	—	—	(100)	—	—	(100)
Depreciation	3	5,026	2,833	610	—	8,472
Impairment	—	—	—	—	162	162
Dispositions	—	—	(130)	(248)	—	(378)
Foreign currency translation	—	62	—	1	—	63
Balance at December 31, 2019	3	5,400	3,697	363	162	9,625
Depreciation	475	6,249	4,847	638	—	12,209
Impairment	—	60,658	—	—	5,659	66,317
Dispositions	—	(37)	(44)	(176)	—	(257)
Disposition of Bridge Farm (note 5)	(473)	(2,879)	—	(251)	—	(3,603)
Foreign currency translation	(5)	(27)	—	(3)	—	(35)
Balance at December 31, 2020	—	69,364	8,500	571	5,821	84,256

Net book value
Balance at December 31, 2019	26,603	161,042	20,324	16,146	57,869	281,984
Balance at December 31, 2020	8,640	83,573	20,394	1,323	2,998	116,928

During the year ended December 31, 2020, no salaries and benefits were capitalized. During the year ended December 31, 2019 – $0.6 million in salaries and benefits was capitalized, including $0.6 million associated with construction in progress. In addition, no interest associated with construction in progress was capitalized during the year ended December 31, 2020 (year ended December 31, 2019 – $1.3 million). Construction in progress relates to the construction of production facilities and related infrastructure. During the year ended December 31, 2020, depreciation expense of $6.9 million was capitalized to biological assets and inventory (year ended December 31, 2019 - $5.7 million).

During the year ended December 31, 2020, the Company signed a purchase and sale agreement to sell certain non-core assets, consisting of land, building and equipment, located in Kamloops, British Columbia, for gross cash proceeds of $2.1 million. The sale closed on March 27, 2020.

During the year ended December 31, 2020, the Company determined that indicators of impairment existed with respect to the Company’s B.C. cash generating unit (“CGU”) as a result of the Company’s disposition of its Kamloops property and

Sundial Growers Inc.

Notes to the Consolidated Financial Statements

For the year ended December 31, 2020

(Expressed in thousands of Canadian dollars, except where otherwise noted)

decision to suspend further construction and development activities on its Merritt facility due to market conditions and available financing. Approximately $10.0 million had been invested into the Merritt facility which consisted of land and construction in progress. A test for impairment was performed at the CGU level by comparing the estimated recoverable amount to the carrying values of the assets. The estimated recoverable amount of the assets was determined to be their fair value less costs of disposal and an impairment of $5.7 million was recorded to write down the assets to their recoverable amount of $4.2 million. The fair value measurement is categorized within Level 3 of the fair value hierarchy. The recoverable amount of these assets was further reduced to $2.9 million due to the Company receiving utility deposits back resulting from the deferral of the facility. Management is committed to a plan to sell the Merritt facility and the asset is available for immediate sale, resulting in the reclassification to assets held for sale on the consolidated statement of financial position.

During the three months ended September 30, 2020, the Company determined that indicators of impairment existed due to decreasing estimates for the size of the potential Canadian cannabis market, the Company curtailing the number of flowering rooms being used for cultivation at its Olds facility and the carrying amount of the Company’s total net assets significantly exceeded the Company’s market capitalization.

The impairment test for the Company’s Alberta CGU used a value in use approach based on internal cash flow estimates and a discount rate of 25%. The discount rate was estimated based on the Company’s weighted average cost of capital, adjusted for risks specific to the CGU. The estimated cash flows were based on a 5-year model taking into account forecasted Canadian cannabis industry activity market size and Sundial’s forecasted market share.  A terminal value thereafter was applied. Based on the analysis, the Company determined there was an impairment of the Company’s Alberta CGU of $60.0 million for the three months ended September 30, 2020 (2019 - nil), as the estimated recoverable amount for this CGU was lower than the respective carrying amount. The estimated value in use for the Company’s Alberta CGU was sensitive to an increase in the discount rate. An increase to the discount rate by 1% would increase impairment by approximately $9.2 million.

At December 31, 2020, the Company determined that no indicators of impairment existed and no impairment test was required.

On December 28, 2020, the Company announced a concentrates licensing agreement based out of its Rocky View facility. Within the agreement is a non-binding purchase agreement to sell the Rocky View facility for $5.0 million. The estimated recoverable amount of the Rocky View facility was determined to be its fair value less costs of disposal and an impairment of $0.7 million was recorded to write down the assets to their recoverable amount of $5.0 million. The fair value measurement is categorized within Level 3 of the fair value hierarchy.

Sundial Growers Inc.

Notes to the Consolidated Financial Statements

For the year ended December 31, 2020

(Expressed in thousands of Canadian dollars, except where otherwise noted)

11.	Intangible assets
	Brands and trademarks	Patents	Customer relationships	Other	Total
Cost
Balance at December 31, 2018	—	—	—	—	—
Additions	5,295	—	—	—	5,295
Acquisitions	2,977	13,551	18,855	3,639	39,022
Foreign currency translation	114	—	723	139	976
Balance at December 31, 2019	8,386	13,551	19,578	3,778	45,293
Additions	150	—	—	—	150
Disposition of Bridge Farm (note 5)	(3,066)	—	(19,415)	(3,747)	(26,228)
Foreign currency translation	(25)	—	(163)	(31)	(219)
Balance at December 31, 2020	5,445	13,551	—	—	18,996

Accumulated amortization
Balance at December 31, 2018	—	—	—	—	—
Depreciation	132	—	982	192	1,306
Foreign currency translation	(1)	—	(6)	(1)	(8)
Balance at December 31, 2019	131	—	976	191	1,298
Depreciation	441	677	842	165	2,125
Impairment	—	12,874	—	—	12,874
Disposition of Bridge Farm (note 5)	(190)	—	(1,801)	(353)	(2,344)
Foreign currency translation	—	—	(17)	(3)	(20)
Balance at December 31, 2020	382	13,551	—	—	13,933

Net book value
Balance at December 31, 2019	8,255	13,551	18,602	3,587	43,995
Balance at December 31, 2020	5,063	—	—	—	5,063

Brands and trademarks consist of intellectual property purchased from Sun 8 Holdings Inc. with a useful life of 15 years and other intellectual property with a useful life of 12 years.

Patents consisted of intellectual property acquired through the acquisition of Pathway Rx Inc. which consisted of proprietary rights to certain technology, copyrights and trademarks with a useful life of 20 years. During the year ended December 31, 2020, the Company determined that indicators of impairment existed regarding the Pathway intellectual property due to the Company’s decision to reduce its focus on medical cannabis research. The estimated recoverable amount of the intangible assets was determined to be their fair value less costs of disposal and an impairment of $12.9 million was recorded to write down the assets to their recoverable amount of nil.

Brands and trademarks consisting of intellectual property acquired as part of the Bridge Farm acquisition, customer relationships and other intangible assets consisting of non-compete clauses and energy credits were disposed of as part of the sale of Bridge Farm (note 5).

12.	Investments

On December 30, 2020, the Company closed the acquisition of a special purpose vehicle (the “Zenabis Investment”). Consideration for the Zenabis Investment totaled $58.9 million in cash. The Zenabis Investment owned $58.9 million of aggregate principal amount of senior secured debt (the “Zenabis Senior Loan”) of Zenabis Investments Ltd. (“Zenabis”), a subsidiary of Zenabis Global Inc. Zenabis is a Canadian licensed producer of cannabis. The Zenabis Senior Loan bears interest at a rate of 14% per annum and has a maturity date of March 31, 2025, with principal repayments under certain

Sundial Growers Inc.

Notes to the Consolidated Financial Statements

For the year ended December 31, 2020

(Expressed in thousands of Canadian dollars, except where otherwise noted)

circumstances over time including $7.0 million payable on December 31, 2020. The Zenabis Senior Loan is secured by the assets of Zenabis and its subsidiaries and is guaranteed by the Parent.

Pursuant to the terms of the Zenabis Senior Loan, Zenabis will also pay the Company a royalty (the “Royalty”) based on quarterly sales revenue from its medical, recreational and wholesale cannabis lines net of value added or sales taxes (“Net Cannabis Revenue”), which will be payable each fiscal quarter as follows:

i)	3.5% of Net Cannabis Revenue where Net Cannabis Revenue exceeds $20 million but not $25 million;
ii)	3.0% of Net Cannabis Revenue where Net Cannabis Revenue exceeds $25 million but not $30 million;
iii)	2.5% of Net Cannabis Revenue where Net Cannabis Revenue exceeds $30 million but not $37.5 million; and
iv)	2.0% of Net Cannabis Revenue where Net Cannabis Revenue exceeds $37.5 million.

The Royalty is payable for 32 fiscal quarters and is payable for quarters in which Zenabis accomplishes certain Net Cannabis Revenue targets and maintains certain debt service ratios. If those targets are not met, the Royalty is not payable for the applicable fiscal quarter but the term of the Royalty is extended another fiscal quarter.

On December 31, 2020, the Company received the principal repayment of $7.0 million.

The Zenabis Investment has been designated as Fair Value Through Profit or Loss (“FVTPL”) (note 30).

13.	Goodwill
Net book value
Balance at December 31, 2018	—
Acquisitions through business combinations (note 6)	107,053
Foreign currency translation	4,692
Impairment	(100,305)
Balance at December 31, 2019	11,440
Disposition of Bridge Farm (note 5)	(11,345)
Foreign currency translation	(95)
Balance at December 31, 2020	—

At December 31, 2019, the Company recorded a goodwill impairment of $100.3 million based on significant delays and uncertainties in the licensing and regulatory framework in the U.K. The goodwill impairment was recognized in the Bridge Farm CBD CGU and is the full amount of goodwill that was attributable to this CGU. The Bridge Farm CBD CGU was the business line focused on developing a CBD business in the U.K. The recoverable amount of the CGU was determined to be its fair value less costs of disposal and was categorized as level 3 in the fair value hierarchy.

At December 31, 2019, goodwill was comprised of the goodwill in the Bridge Farm nursery business (flowers, plants and herbs) which was disposed of as part of the sale of Bridge Farm (note 5).

14.	Accounts payable and accrued liabilities
	December 31, 2020	December 31, 2019
Trade payables	4,849	20,228
Accrued and other liabilities	18,459	37,882
	23,308	58,110

Sundial Growers Inc.

Notes to the Consolidated Financial Statements

For the year ended December 31, 2020

(Expressed in thousands of Canadian dollars, except where otherwise noted)

15.	Debt

	Interest rate	Maturity	Principal	December 31 2020	December 31 2019
Syndicated Credit Agreement (a)
Syndicated facility	Prime + 2.5%	Aug 27, 2021	74,000	—	82,910
Operating facility	Prime + 2.5%	Aug 27, 2021	5,330	—	—
Term Debt Facility (b)
First tranche	9.75%	Jul 27, 2023	115,000	—	95,003
				—	177,913

Current portion				—	177,913
Long term				—	—

(a)	Syndicated Credit Agreement

As at	December 31, 2020	December 31, 2019
Principal value of debt	—	84,000
Transaction costs	—	(1,313)
Accretion	—	223
	—	82,910

At December 31, 2019, the Syndicated Credit Agreement, as written, contained certain financial covenants to maintain:

(i)	An available cash balance to March 31, 2020;
(ii)	An interest coverage ratio as at December 31, 2019;
(iii)	A senior funded debt to EBITDA ratio as at March 31, 2020 and as at the end of every fiscal quarter thereafter; and
(iv)	A fixed charge coverage ratio at March 31, 2020 and as at the end of every fiscal quarter thereafter.

At December 31, 2019, the Company was not in compliance with the interest coverage ratio covenant under its Syndicated Credit Agreement, which caused a cross-default under the Term Debt Facility. As a result, as at December 31, 2019, the full principal amount of the Syndicated Credit Agreement and the Term Debt Facility were classified as current liabilities on the Company’s consolidated statement of financial position. The Company obtained a waiver under the Syndicated Credit Agreement for the December 31, 2019 interest coverage ratio covenant breach and a waiver for any corresponding breaches of the Term Debt Facility. Under the terms of the waivers, the Company agreed that on or before April 15, 2020 it would (i) enter into a definitive purchase agreement related to the sale of Bridge Farm and (ii) enter into term sheets with the each of the respective lenders under the Syndicated Credit Agreement and Term Debt Facility setting out a financing strategy for the Company. On April 15, 2020, the Company and its senior lenders agreed to amend the terms of the waiver by extending the date required to enter into a definitive purchase agreement related to the sale of Bridge Farm to April 30, 2020, and on May 1, 2020, the date was extended to May 11, 2020. On May 12, 2020, the Company announced that the previously extended waiver expired, however, on May 14, 2020, the Company obtained a new waiver for the December 31, 2019 covenant breach as described below.

On May 14, 2020, the Company obtained a waiver under the Syndicated Credit Agreement for the December 31, 2019 interest coverage ratio covenant breach, the March 31, 2020 senior funded debt to EBITDA ratio covenant breach and any corresponding breaches of the Term Debt Facility. Under the terms of the waivers, the Company agreed that on or before June 1, 2020 it would (i) execute an amended and restated credit agreement under its Syndicated Facility, (ii) execute a refinancing transaction under its Term Debt Facility, (iii) execute an intercreditor agreement, and (iv) close the sale of Bridge Farm.

On June 1, 2020, the Company’s senior lenders amended the terms of the May 14, 2020 waivers and agreements extending the required completion of defined milestones to June 5, 2020.

Sundial Growers Inc.

Notes to the Consolidated Financial Statements

For the year ended December 31, 2020

(Expressed in thousands of Canadian dollars, except where otherwise noted)

On June 5, 2020, the Company entered into an amended and restated credit agreement, executed a refinancing transaction under its Term Debt Facility (note 15b), executed an intercreditor agreement and closed the sale of Bridge Farm (note 5). The amended and restated credit agreement included a waiver for the Company’s March 31, 2020 covenant non-compliance, elimination of financial covenants other than a minimum cash balance covenant of $2.5 million until December 31, 2020 or later and a covenant requiring the Company to raise capital of US$10 million by December 1, 2020 (which was satisfied as a result of the August 2020 Offering (note 21b)). Additionally, principal repayments of $2.1 million per quarter had been rescheduled to commence on September 30, 2020 and were paid on that date.

Principal repayments of $2.1 million were scheduled to be paid every fiscal quarter with the remaining principal balance of $65.6 million due in August 2021. During December 2020, the Company voluntarily prepaid the outstanding principal balance of $71.9 million and cancelled the Syndicated Credit Agreement.

(b)	Term Debt Facility

As at	December 31, 2020	December 31, 2019
Principal value of debt	—	115,000
Transaction costs	—	(9,461)
Accretion	—	3,397
Fair value assigned to warrants, at issuance	—	(13,933)
	—	95,003

At December 31, 2019, the Company was subject to three financial covenants under this facility, so long as the principal amount owing under the Term Debt Facility was greater than $75 million.

On May 14, 2020, the Company obtained a waiver under the Syndicated Credit Agreement for the December 31, 2019 interest coverage ratio covenant breach, the March 31, 2020 senior funded debt to EBITDA ratio covenant breach and any corresponding breaches of the Term Debt Facility (note 15a).

On June 5, 2020, the Company entered into a restructuring and novation agreement (the “Restructuring and Novation Agreement”) and a securities restructuring agreement (the “Securities Restructuring Agreement”) whereby $45.0 million of principal from the Term Debt Facility was assigned to the Bridge Farm Purchaser and the remaining $73.2 million of principal plus accrued interest was extinguished and replaced with $73.2 million senior second lien convertible notes of the Company (note 16a).

16.	Convertible notes
(a)	Secured convertible note

	December 31, 2020	December 31, 2019
Balance, beginning of year	—	—
Secured Convertible Note - fair value on issuance	54,693	—
Change in fair value recognized in profit or loss	(5,075)
Converted to common shares	(49,618)	—
Balance, end of year	—	—

On June 5, 2020, in connection with the Restructuring and Novation Agreement, the Company entered into the Securities Restructuring Agreement, pursuant to which the $73.2 million balance of the Term Debt Facility was extinguished and replaced with a $73.2 million senior second lien convertible note (the “Secured Convertible Note”), convertible into common shares at an initial conversion price of US$1.00 per common share. The Company also issued common share purchase warrants to acquire up to 17.5 million common shares at an initial exercise price of US$1.00

Sundial Growers Inc.

Notes to the Consolidated Financial Statements

For the year ended December 31, 2020

(Expressed in thousands of Canadian dollars, except where otherwise noted)

per warrant and common share purchase warrants to acquire up to 17.5 million common shares at an initial exercise price of US$1.20 per warrant (the “Secured Convertible Note Warrants”) (note 17a).

The Secured Convertible Note was to mature on June 5, 2022 and did not bear interest, except upon the occurrence of defined triggering events. The Secured Convertible Note was secured by a second priority lien on the assets and property of the Company.

The Secured Convertible Note could be converted into common shares at any time after the earlier of the date upon which the indebtedness under the Unsecured Convertible Notes was less than US$3.0 million (note 16b) and February 1, 2021. On September 30, 2020, the indebtedness under the Unsecured Convertible Notes was less than US$3.0 million and the Company subsequently filed a registration statement which allowed the holders to offer and sell the common shares issuable upon conversion or exercise of the Secured Convertible Note and Secured Convertible Note Warrants. The registration statement was declared effective by the U.S. Securities and Exchange Commission (the “SEC”) on October 22, 2020.

Beginning on October 22, 2020, up to $10 million of principal of the Secured Convertible Note could be converted into common shares per month at an alternate conversion price equal to the lower of (i) the applicable conversion price in effect on such conversion date, and (ii) the greater of (a) US$0.1624 and (b) 92% of the volume weighted average price of the Company’s common shares during the eight consecutive trading day period ending and including the date of delivery of the conversion notice. The Secured Convertible Note and related warrants did not permit the holder to have beneficial ownership of the outstanding common shares in excess of 9.99%.

The conversion or exercise price, as applicable, was subject to full ratchet antidilution protection upon any subsequent transaction at a price lower than the price then in effect and standard adjustments in the event of any share split, share dividend, share combination, recapitalization or other similar transaction. If the Company issued, sold or entered into any agreement to issue or sell, any variable rate securities, the investors had the additional right to substitute the variable price (or formula) of such securities for the conversion or exercise price, as applicable.

The Secured Convertible Note has been designated as Fair Value Through Profit or Loss (“FVTPL”) (note 30).

During the period October 22, 2020 to December 31, 2020, the entire $73.2 million aggregate principal of the Secured Convertible Note was converted into common shares at a weighted average conversion price of $0.2468 resulting in the issuance of 296.7 million common shares (note 21b).

The following table presents the change in principal balance during the year:

Principal balance	December 31, 2020
Balance, beginning of year	—
Issued	73,227
Converted to common shares	(73,227)
Balance, end of year	—

(b)	Unsecured convertible notes

	December 31, 2020	December 31, 2019
Balance, beginning of year	—	—
Unsecured Convertible Notes - fair value on issuance	16,113	—
Change in fair value recognized in profit or loss	(2,066)
Converted to common shares	(13,943)	—
Unrealized foreign exchange loss	(104)
Balance, end of year	—	—

On June 5, 2020, in connection with the debt restructuring transactions, the Company entered into a securities purchase agreement providing for the sale of a new series of unsecured senior subordinated convertible notes (the

Sundial Growers Inc.

Notes to the Consolidated Financial Statements

For the year ended December 31, 2020

(Expressed in thousands of Canadian dollars, except where otherwise noted)

“Unsecured Convertible Notes”) in the aggregate principal amount of US$18.0 million, convertible into common shares at any time at the option of the holder at an initial conversion price of US$1.00, and common share purchase warrants to acquire up to 14.5 million common shares at an initial exercise price of US$0.9338 per common share (the “Unsecured Convertible Notes Warrants”) (note 17b). In connection with the securities purchase agreement, placement agents for the offering were issued common share purchase warrants to acquire up to 1,080,000 common shares at an initial exercise price of US$1.00 per common share (the “Agent Warrants”) (note 17c).

The Unsecured Convertible Notes were to mature on June 5, 2022 and did not bear interest, except upon the occurrence of defined triggering events.

The Unsecured Convertible Notes could be converted into common shares at any time. The terms of the Unsecured Convertible Notes were amended in August 2020 to allow the entire principal amount to be converted into common shares at an alternate conversion price equal to the lower of (i) the applicable conversion price in effect on such conversion date, and (ii) the greater of (a) US$0.1624 and (b) 88% of the lowest volume weighted average price of the Company’s common shares during the five consecutive trading day period ending and including the date of delivery of the conversion notice. The Unsecured Convertible Notes and related warrants did not permit the holder to have beneficial ownership of the outstanding common shares in excess of 9.99%.

The conversion or exercise price, as applicable, was subject to full ratchet antidilution protection upon any subsequent transaction at a price lower than the price then in effect and standard adjustments in the event of any share split, share dividend, share combination, recapitalization or other similar transaction. If the Company issued, sold or entered into any agreement to issue or sell, any variable rate securities, the investors had the additional right to substitute the variable price (or formula) of such securities for the conversion or exercise price, as applicable.

The Unsecured Convertible Notes have been designated as FVTPL (note 30).

During the period July 16, 2020 to December 31, 2020, the entire US$18.0 million aggregate principal was converted into common shares at a weighted average exercise price of US$0.2348 resulting in the issuance of 76.7 million common shares (note 21b).

The following table presents the change in principal balance during the year:

Principal balance (USD)	December 31, 2020
Balance, beginning of year	—
Issued	18,000
Converted to common shares	(18,000)
Balance, end of year	—

(c)	Senior convertible notes

	December 31, 2020	December 31, 2019
Senior Convertible Notes issued	—	93,192
Transaction costs	—	(2,819)
Fair value attributable to conversion feature	—	(40,494)
Balance attributable to debt portion upon issuance	—	49,879
Accretion of note obligation	—	1,223
Amortization of note issue costs	—	93
Accrued interest	—	1,903
Conversion to common shares	—	(53,098)
Balance, end of year	—	—

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

Sundial Growers Inc.

Notes to the Consolidated Financial Statements

For the year ended December 31, 2020

(Expressed in thousands of Canadian dollars, except where otherwise noted)

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

On August 14, 2019, Sundial received conversion notices from all holders of the 8% convertible notes. As a result, all principal and accrued interest was converted into 6.9 million common shares (note 21b) at a conversion price of $13.84 representing 80% of the initial public offering price converted to Canadian dollars.

(d)	convertible notes

	December 31, 2020	December 31, 2019
Balance, beginning of year	—	25,449
Unrealized foreign exchange gain	—	(209)
Accrued interest	—	(152)
Accretion	—	2,443
Amortization of note issue costs	—	745
Conversion to common shares	—	(18,139)
Conversion to warrants	—	(5,947)
Repayments	—	(4,190)
Balance, end of year	—	—

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

Sundial Growers Inc.

Notes to the Consolidated Financial Statements

For the year ended December 31, 2020

(Expressed in thousands of Canadian dollars, except where otherwise noted)

17.	Derivative warrant liabilities

	December 31, 2020	December 31, 2019
Balance, beginning of year	—	—
Secured Convertible Note Warrants - fair value on issuance (a)	6,683	—
Unsecured Convertible Notes Warrants - fair value on issuance (b)	3,961	—
Agent Warrants - fair value on issuance (c)	504	—
Series A and Series B Warrants - fair value on issuance (d)	11,784	—
Change in fair value recognized in profit or loss	12,995	—
Converted to common shares	(35,521)	—
Unrealized foreign exchange loss	22	—
Balance, end of year	428	—

(a)	Secured Convertible Note Warrants

The Secured Convertible Note Warrants were issued on June 5, 2020 and expired 36 months from the date of issuance. The Secured Convertible Note Warrants could be converted into common shares at any time after the earlier of the date upon which the indebtedness under the Unsecured Convertible Notes was less than US$3.0 million and February 1, 2021. On September 30, 2020, the indebtedness under the Unsecured Convertible Notes was less than US$3.0 million and the Company subsequently filed an F-3 registration statement with a date of effectiveness of October 22, 2020. In certain circumstances, the Secured Convertible Note Warrants were subject to forced exercise provisions whereby the Company could force exercise should the volume weighted average price of the Company’s common shares exceed US$2.00.

During the period October 22, 2020 to December 31, 2020, 35.0 million Secured Convertible Note Warrants were exercised at a weighted average exercise price of US$0.1766 per warrant resulting in the issuance of 35.0 million common shares and gross proceeds to the Company of $8.0 million (note 21b). As at December 31, 2020, nil Secured Convertible Note Warrants remained outstanding.

(b)	Unsecured Convertible Notes Warrants

The Unsecured Convertible Notes Warrants were issued on June 5, 2020, are immediately exercisable, and expire 42 months from the date that the underlying common shares become freely tradeable, which was July 16, 2020. In certain circumstances, the Unsecured Convertible Notes Warrants are subject to forced exercise provisions whereby the Company can force exercise should the volume weighted average price of the Company’s common shares exceed US$2.8014.

As a result of sales under the ATM Program, the exercise price of the Unsecured Convertible Notes Warrants was adjusted to US$0.1766 per common share. The foregoing exercise price may be further adjusted as the result of future sales under the ATM Program or other offerings, if any.

During the period July 16, 2020 to December 31, 2020, 14.0 million Unsecured Convertible Notes Warrants were exercised at a weighted average exercise price of US$0.1766 per warrant resulting in the issuance of 14.0 million common shares and gross proceeds to the Company of $3.2 million (note 21b). As at December 31, 2020, 0.5 million Unsecured Convertible Notes Warrants remained outstanding.

(c)	Agent Warrants

The Agent Warrants were issued on June 5, 2020, are immediately exercisable, and expire on June 5, 2025. The Agent Warrants do not permit the holder to have beneficial ownership of the outstanding common shares in excess of 4.99%. During the year ended December 31, 2020, no Agent Warrants were exercised.

Subsequent to December 31, 2020, 540,000 Agent Warrants were exercised at a weighted average exercise price of US$1.00 per warrant resulting in the issuance of 356,949 common shares. There were no gross proceeds to the Company as the exercise was cashless.

Sundial Growers Inc.

Notes to the Consolidated Financial Statements

For the year ended December 31, 2020

(Expressed in thousands of Canadian dollars, except where otherwise noted)

(d)	Series a and series b warrants

On August 18, 2020, in connection with the August 2020 Offering, the Company issued 40.1 million Series A Warrants and 14.3 million Series B Warrants (note 21b). The Series A Warrants and Series B Warrants are exercisable immediately and have a term of five years commencing on the date of issuance. The exercise price of the Series A Warrants are US$0.75 per common share and the exercise price of the Series B Warrants are US$0.0001 per common share.

On August 19, 2020, 9.2 million Series B Warrants were converted into common shares and on August 20, 2020, the remaining 5.1 million Series B Warrants were converted into common shares (note 21b).

As a result of sales under the ATM Program, the exercise price of the Series A Warrants was adjusted to US$0.1766 per common share. The exercise price of the Series A Warrants may be further adjusted as the result of future sales under the ATM Program or other offerings, if any.

During the period August 18, 2020 to December 31, 2020, 39.6 million Series A Warrants were exercised at a weighted average exercise price of US$0.1766 per warrant resulting in the issuance of 39.6 million common shares and gross proceeds to the Company of $9.1 million (note 21b). As at December 31, 2020, 0.5 million Series A Warrants remained outstanding.

The following table summarizes outstanding derivative warrants as at December 31, 2020:

	Exercise price (USD) (1)	Number of warrants	Weighted average contractual life
Series A Warrants	0.1766	500,000	4.6
Unsecured Convertible Notes Warrants	0.1766	500,000	3.0
Agent Warrants	1.00	1,080,000	4.4
		2,080,000	3.0
(1)

The conversion or exercise price, as applicable, is subject to full ratchet antidilution protection upon any subsequent transaction at a price lower than the price then in effect and standard adjustments in the event of any share split, share dividend, share combination, recapitalization or other similar transaction. If the Company issues, sells or enters into any agreement to issue or sell, any variable rate securities, the investors have the additional right to substitute the variable price (or formula) of such securities for the conversion or exercise price, as applicable.

18.	Lease obligations
	December 31, 2020	December 31, 2019
Balance, beginning of year	16,949	214
Adoption of IFRS 16	—	1,119
Acquisitions	—	15,179
Liabilities incurred	763	674
Lease payments	(937)	(778)
Dispositions	(735)	(468)
Interest expense	416	444
Disposition of Bridge Farm (note 5)	(14,894)	—
Foreign currency translation	(122)	565
Balance, end of year	1,440	16,949

Current portion	409	722
Long-term	1,031	16,227

Sundial Growers Inc.

Notes to the Consolidated Financial Statements

For the year ended December 31, 2020

(Expressed in thousands of Canadian dollars, except where otherwise noted)

The Company’s minimum lease payments are as follows:

December 31, 2020
Less than one year	490
One to three years	895
Three to five years	222
Thereafter	—
Minimum lease payments	1,607
Amounts representing finance charges	(167)
Net minimum lease payments	1,440

The Company has short-term leases with lease terms of 12 months or less as well as low-value leases. As these costs are incurred, they are recognized as general and administrative expense. These costs were immaterial in 2020.

19.	Contingent Consideration

	December 31, 2020	December 31, 2019
Balance, beginning of year	32,501	—
Acquisition of Bridge Farm	—	15,991
Change in fair value recognized in profit or loss	2,252	18,645
Earn-out payments	—	(1,170)
Unrealized foreign exchange loss	1,058	(1,779)
Foreign currency translation	(899)	814
Disposition of Bridge Farm (note 5)	(34,912)	—
Balance, end of year	—	32,501

Contingent consideration was comprised of the fair value of the incremental variable amount of shares potentially issuable in connection with the acquisition of Bridge Farm and the fair value of earn-out payments owed to the sellers of Bridge Farm.

At June 5, 2020, the fair value of the incremental shares was $34.6 million and the fair value of the earn out shares was $0.3 million. On June 5, 2020, the total contingent consideration of $34.9 million was assumed by the Bridge Farm Purchaser as part of the consideration for the Bridge Farm Disposition (note 5).

Sundial Growers Inc.

Notes to the Consolidated Financial Statements

For the year ended December 31, 2020

(Expressed in thousands of Canadian dollars, except where otherwise noted)

20.	Income taxes

The following table reconciles the expected income tax expense (recovery) at the Canadian federal and provincial statutory income tax rates to the amounts recognized in the consolidated statements of loss and comprehensive loss for the years ended December 31, 2020, December 31, 2019 and ten months ended December 31, 2018:

	December 31, 2020	December 31, 2019	December 31, 2018
Loss before taxes	(206,317)	(146,307)	(56,526)
Statutory income tax rates	24.0%	26.5%	27.0%
Expected income tax recovery	(49,516)	(38,771)	(15,262)
Non-deductible share-based compensation	1,970	10,474	1,860
Non-deductible finance expense	2,130	15,981	2,304
Other non-deductible expenses	348	2,621	—
Change in tax rates	1,528	3,305	—
Deferred tax benefits not recognized	43,540	2,781	11,098
Income tax (recovery) expense	—	(3,609)	—

Details of the deferred tax assets (liabilities) are as follows:

	December 31, 2020	December 31, 2019
Deferred tax assets (liabilities):
Property, plant and equipment	—	(3,490)
Inventory	8,388	1,881
Biological assets	(8,388)	(7,170)
Intangible assets	—	(7,355)
Non-capital losses	—	12,769
Net deferred tax asset (liability)	—	(3,365)

Deferred tax assets have not been recognized for the following deductible temporary differences:

	December 31, 2020	December 31, 2019
Unrecognized deductible temporary differences:
Property, plant and equipment	36,782	—
Intangible assets	536	—
Share issue costs	11,112	16,779
Financial obligations and other	1,054	1,726
Inventory and biological assets	34,781	—
Non-capital losses	171,205	54,472
Unrecognized deductible temporary differences	255,470	72,977

Sundial Growers Inc.

Notes to the Consolidated Financial Statements

For the year ended December 31, 2020

(Expressed in thousands of Canadian dollars, except where otherwise noted)

The movement in deferred income tax liability is as follows:

	December 31, 2020	December 31, 2019
Balance, beginning of year	3,365	—
Acquisition of Pathway Rx	—	3,609
Acquisition of Bridge Farm	—	4,355
Recognized in profit and loss	—	(3,609)
Recognized in other comprehensive income	(25)	27
Recognized in discontinued operations (note 5)	(225)	(1,017)
Disposition of Bridge Farm (note 5)	(3,115)	—
Balance, end of year	—	3,365

The Company has $171.2 million (December 31, 2019 - $99.1 million) of non-capital losses available for future periods that will expire prior to 2038-2040. The loss on financial obligation in 2019 was not recognized as a deduction for deferred income taxes. If it was deducted, the amount would be considered as an unrecognized deferred tax asset as it is less likely than not that it would be utilized in the foreseeable future.

21.	Share capital and warrants
(a)	Authorized

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

(b)	Issued and outstanding
		December 31, 2020		December 31, 2019
	Note	Number of Shares	Carrying Amount	Number of Shares	Carrying Amount
Balance, beginning of year		107,180,423	509,654	68,648,984	65,133
Initial public offering		—	—	11,000,000	189,518
Shares issued for assets		—	—	797,952	6,537
Share issuances		337,696,867	176,931	394,926	2,323
Shares issued to related parties		—	—	3,730,963	63,460
Share issuance costs		—	(5,593)	—	(12,770)
Business acquisitions		—	—	2,696,800	39,849
Disposition of Bridge Farm	5	(2,716,271)	(38,447)	—	—
Convertible debt - conversions	16	373,371,318	63,002	13,108,676	113,526
Derivative warrants exercised	17	102,836,429	55,912	—	—
Warrants exercised		—	—	4,551,082	21,882
Shares issued for services		—	—	164,080	2,320
RSUs exercised	22(c)	475,367	587	57,960	195
Employee warrants exercised		—	—	2,029,000	17,681
Balance, end of year		918,844,133	762,046	107,180,423	509,654

Sundial Growers Inc.

Notes to the Consolidated Financial Statements

For the year ended December 31, 2020

(Expressed in thousands of Canadian dollars, except where otherwise noted)

August 2020 Offering

On August 18, 2020, the Company issued 25.8 million Series A Units (the “Series A Units”), each consisting of one common share and one Series A Warrant (collectively, the “Series A Warrants”) (note 17d) to purchase one common share and 14.3 million Series B Units (the “Series B Units”), each consisting of one pre-funded Series B Warrant (the “Series B Warrants”) to purchase one common share and one Series A Warrant to purchase one common share (note 17d). Each Series A Unit was sold at a price of US$0.50 per unit and each Series B Unit was sold at a price of US$0.50 per unit, less US$0.0001 per unit. Gross proceeds from this offering were US$20 million. The Series A Warrants and Series B Warrants were exercisable immediately and have a term of five years commencing on the date of issuance. The exercise price of the Series A Warrants was US$0.75 per common share and the exercise price of the Series B Warrants was US$0.0001 per common share.

On August 19, 2020, 9.2 million Series B Warrants were exercised resulting in the issuance of 9.2 million common shares and on August 20, 2020, the remaining 5.1 million Series B Warrants were exercised resulting in the issuance of 5.1 million common shares.

At-the-Market Offering Program

On August 13, 2020, the Company entered into an equity distribution agreement to establish the ATM Program which allowed the Company to offer and sell common shares having an aggregate offering price of up to US$50 million. During the period from October 5, 2020 to December 4, 2020, the Company issued 153.5 million common shares at a weighted average exercise price of US$0.3250 for gross proceeds of US$49.9 million.

On December 4, 2020, the Company entered into an equity distribution agreement to establish a new ATM Program which allowed the Company to offer and sell common shares having an aggregate offering price of up to US$150 million. During the period from December 14, 2020 to December 31, 2020, the Company issued 156.3 million common shares at a weighted average exercise price of US$0.4795 for gross proceeds of US$75.0 million. Subsequent to December 31, 2020, the Company issued 117.6 million common shares at a weighted average exercise price of $US0.6379 for gross proceeds of US$75.0 million.

Subsequent to December 31, 2020, on January 11, 2021 the Company entered into an equity distribution agreement to establish a third ATM Program having an aggregate offering price of up to US$50.0 million. Under the third ATM Program, from January 11, 2021 to January 13, 2021 the Company issued 72.4 million common shares at a weighted average exercise price of US$0.6903 for gross proceeds of US$50.0 million.

Subsequent to December 31, 2020, on January 20, 2021 the Company entered into an equity distribution agreement allowing it to issue common shares in an amount up to US$400 million at its discretion and established an ATM Program covering issuances of up to US$400 million. Under this ATM Program, the Company issued 237.7 million common shares at a weighted average exercise price of US$0.6325 for gross proceeds of US$150.3 million. Under this equity distribution agreement, the Company also completed two registered offerings (note 34).

Sundial Growers Inc.

Notes to the Consolidated Financial Statements

For the year ended December 31, 2020

(Expressed in thousands of Canadian dollars, except where otherwise noted)

(c)	Common share purchase warrants
	Number of Warrants	Carrying Amount
Balance at December 31, 2018	4,211,904	3,108
40% Warrants reclassified from derivative liability (i)	957,225	4,122
60% Warrants reclassified from derivative liability (i)	1,495,665	11,969
Warrants issued to related parties (ii)	480,000	5,833
Warrants issued on conversion of convertible notes (iii)	3,572,274	6,731
Warrants exercised	(4,551,082)	(3,931)
Warrants expired	(662)	(1)
Balance at December 31, 2019	6,165,324	27,831
Warrants issued	544,000	306
Warrants expired	(3,232,434)	(5,908)
Warrants cancelled	(2,452,890)	(16,091)
Balance at December 31, 2020	1,024,000	6,138
(i)

On August 1, 2019, the 40% and 60% warrants issued as part of the term debt financing and initially classified as derivative liabilities as at June 30, 2019, were reclassified to equity as the number of warrants issuable and the exercise price for each tranche of warrants became fixed in conjunction with the initial public offering date. The exercise price for the 40% and 60% warrants were $21.63 and $20.76 respectively.

(ii)	480,000 warrants with an exercise price of $15.94 were issued to a director of the Company in relation to the acquisition of the financial obligation.
(iii)

Equity units issued upon conversion of CAD denominated convertible notes included 3,095,386 warrants with an exercise price of $4.38 and vested immediately. Equity units issued upon conversion of USD denominated notes included 476,888 warrants with an exercise price of USD$3.75 and vested immediately.

During the year ended December 31, 2020, the warrants issued upon conversion of the CAD and USD denominated convertible notes expired, and the 40% Warrants and 60% Warrants issued as part of the term debt financing were surrendered and cancelled.

The following table summarizes outstanding warrants as at December 31, 2020:

	Warrants outstanding and exercisable
Issued in relation to	Weighted average exercise price	Number of warrants	Weighted average contractual life (years)
Acquisition of financial obligation	15.94	480,000	1.5
Financial services	4.60	544,000	8.6
	9.91	1,024,000	5.3

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

Sundial Growers Inc.

Notes to the Consolidated Financial Statements

For the year ended December 31, 2020

(Expressed in thousands of Canadian dollars, except where otherwise noted)

22.	Share-based compensation

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

The components of share-based compensation expense are as follows:

	Year ended December 31	Year ended December 31	Ten months ended December 31
	2020	2019	2018
Simple warrants (a)	1,539	23,918	5,029
Performance warrants (a)	(42)	11,023	1,860
Stock options (b)	651	98	—
Restricted share units (c)	4,069	220	—
Deferred share units (c)	2,349	1,119	—
Shares issued for services	—	2,320	521
	8,566	38,698	7,410

In determining the amount of share-based compensation, the Company used the Black-Scholes option pricing model to estimate the fair value of units granted during the year ended December 31, 2020, December 31, 2019 and ten months ended December 31, 2018 through application of the following assumptions:

	December 31, 2020	December 31, 2019	December 31, 2018
Risk-free interest rate	0.28% - 0.29%	1.41% - 1.88%	1.65% - 2.05%
Expected life of units (years)	10	2 - 10	0.5 – 14
Expected annualized volatility	143%	97% - 116%	80% - 106%
Expected dividend yield	Nil	Nil	Nil
Weighted average Black-Scholes value of each unit	$1.13 - $1.17	$0.67 - $23.55	$1.76 - $3.81

Volatility was estimated by using the historical volatility of peer companies that the Company considers comparable, which have trading and volatility history. The expected life in years represents the period of time that the units granted are expected to be outstanding. The risk-free rate was based on Government of Canada bond rates of comparable duration.

a)	Simple and performance warrants

The Company issued simple warrants and performance warrants to employees, directors and others at the discretion of the Board. Simple and performance warrants granted generally vest annually in thirds over a three-year period and simple warrants expire five years after the grant date.

The following table summarizes changes in the simple and performance warrants during the year ended December 31, 2020:

	Simple warrants outstanding	Weighted average exercise price	Performance warrants outstanding	Weighted average exercise price
Balance at December 31, 2019	9,815,000	$4.01	5,798,822	$2.66
Forfeited	(6,390,400)	3.79	(4,126,822)	2.04
Balance at December 31, 2020	3,424,600	$4.41	1,672,000	$4.19

Sundial Growers Inc.

Notes to the Consolidated Financial Statements

For the year ended December 31, 2020

(Expressed in thousands of Canadian dollars, except where otherwise noted)

The following table summarizes changes in the simple and performance warrants during the year ended December 31, 2019:

	Simple warrants outstanding	Weighted average exercise price	Performance warrants outstanding	Weighted average exercise price
Balance at December 31, 2018	6,129,866	$1.80	7,094,822	$2.04
Granted	4,795,200	6.32	723,200	12.23
Forfeited	(733,866)	2.32	(366,400)	1.21
Exercised	(376,200)	0.85	(1,652,800)	0.63
Balance at December 31, 2019	9,815,000	$4.01	5,798,822	$2.66

The following table summarizes outstanding simple and performance warrants as at December 31, 2020:

	Warrants outstanding			Warrants exercisable
Range of exercise prices	Number of warrants	Weighted average exercise price	Weighted average contractual life (years)	Number of warrants	Weighted average exercise price	Weighted average contractual life (years)
Simple warrants
$0.63 - $0.94	1,009,400	0.74	3.54	1,009,400	0.74	3.54
$1.25 - $1.88	400,000	1.56	3.59	400,000	1.56	3.59
$2.97 - $4.53	527,200	3.05	3.64	455,200	3.01	3.54
$6.25 - $9.38	1,318,400	6.33	5.18	275,200	6.61	5.10
$12.50 - $37.50	169,600	22.28	6.49	16,000	20.60	4.50
	3,424,600	$4.41	4.34	2,155,800	$2.27	3.76
Performance warrants
$0.63 - $0.94	498,667	0.70	n/a	370,667	0.72	n/a
$1.25 - $1.88	282,133	1.42	n/a	247,467	1.40	n/a
$2.97 - $4.53	624,000	3.13	n/a	397,333	3.10	n/a
$6.25 - $9.38	150,933	7.32	n/a	38,400	6.25	n/a
$12.50 - $37.50	116,267	27.52	n/a	—	—	n/a
	1,672,000	$4.19	n/a	1,053,867	$1.98	n/a

Sundial Growers Inc.

Notes to the Consolidated Financial Statements

For the year ended December 31, 2020

(Expressed in thousands of Canadian dollars, except where otherwise noted)

The following table summarizes outstanding simple and performance warrants as at December 31, 2019:

	Warrants outstanding			Warrants exercisable
Range of exercise prices	Number of warrants	Weighted average exercise price	Weighted average contractual life (years)	Number of warrants	Weighted average exercise price	Weighted average contractual life (years)
Simple warrants
$0.63 - $0.94	4,019,000	0.68	5.62	3,635,000	0.68	5.62
$1.25 - $1.88	560,000	1.50	10.18	560,000	1.50	10.18
$2.97 - $4.53	1,232,000	3.18	5.62	848,000	3.10	5.11
$6.25 - $9.38	3,462,400	6.37	4.50	80,000	6.25	4.44
$12.50 - $37.50	541,600	18.08	7.87	9,600	21.88	9.05
	9,815,000	$4.01	5.61	5,132,600	$1.29	6.02
Performance warrants
$0.63 - $0.94	3,700,690	0.64	n/a	3,546,022	0.64	n/a
$1.25 - $1.88	646,933	1.52	n/a	381,334	1.48	n/a
$2.97 - $4.53	788,000	3.09	n/a	490,666	3.08	n/a
$6.25 - $9.38	362,933	6.97	n/a	38,400	6.25	n/a
$12.50 - $37.50	300,266	23.72	n/a	—	—	n/a
	5,798,822	$2.66	n/a	4,456,422	$1.02	n/a
b)	Stock options

The Company issues stock options to employees and others at the discretion of the Board. Stock options granted generally vest annually in thirds over a three-year period and expire ten years after the grant date.

The following table summarizes changes in stock options during the year ended December 31, 2020:

	Stock options outstanding	Weighted average exercise price
Balance at December 31, 2019	623,850	$4.33
Granted	481,600	1.16
Forfeited	(384,850)	4.96
Balance at December 31, 2020	720,600	$1.82

The following table summarizes changes in the stock options during the year ended December 31, 2019:

	Stock options outstanding	Weighted average exercise price
Balance at December 31, 2018	—	$—
Granted	623,850	4.33
Balance at December 31, 2019	623,850	$4.33

Sundial Growers Inc.

Notes to the Consolidated Financial Statements

For the year ended December 31, 2020

(Expressed in thousands of Canadian dollars, except where otherwise noted)

The following table summarizes outstanding stock options as at December 31, 2020:

	Stock options outstanding		Stock options exercisable
Exercise prices	Number of options	Weighted average contractual life (years)	Number of options	Weighted average contractual life (years)
$1.15	400,000	9.41	—	—
$1.19	81,600	9.49	81,600	9.49
$3.15	239,000	8.68	77,417	8.63
	720,600	9.18	159,017	9.07

The following table summarizes outstanding stock options as at December 31, 2019:

	Stock options outstanding		Stock options exercisable
Exercise prices	Number of options	Weighted average contractual life (years)	Number of options	Weighted average contractual life (years)
$3.15	373,850	9.21	22,500	4.97
$5.93	250,000	6.37	—	—
	623,850	7.97	22,500	4.97

c)	Restricted and deferred share units

RSUs are granted to employees and the vesting requirements and maximum term are at the discretion of the Board. DSUs are granted to directors and generally vest in equal quarterly instalments over a one year. RSUs and DSUs are exchangeable for an equal number of common shares.

The following table summarizes changes in RSUs and DSUs as at December 31, 2020:

	RSUs outstanding	DSUs outstanding
Balance at December 31, 2019	48,883	367,924
Granted	3,002,213	3,265,503
Forfeited	(43,813)	(310,164)
Exercised	(1,350,367)	—
Balance at December 31, 2020	1,656,916	3,323,263

The following table summarizes changes in RSUs and DSUs as at December 31, 2019:

	RSUs outstanding	DSUs outstanding
Balance at December 31, 2018	—	—
Granted	107,543	378,080
Forfeited	(700)	(7,617)
Settled	—	(2,539)
Exercised	(57,960)	—
Balance at December 31, 2019	48,883	367,924

Sundial Growers Inc.

Notes to the Consolidated Financial Statements

For the year ended December 31, 2020

(Expressed in thousands of Canadian dollars, except where otherwise noted)

Subsequent to December 31, 2020, the Company granted 11.9 million RSUs to employees as part of its long-term incentive program.

23.	Revenue

The Company’s revenue is solely from contracts with customers and is comprised of revenue from the sale of cannabis. Cannabis revenue is comprised of sales to Provincial boards that sell cannabis through their respective distribution models, sales to licensed producers for further processing, and sales to medical customers.

	Year ended December 31	Year ended December 31	Ten months ended December 31
	2020	2019	2018
Provincial boards	55,315	13,386	—
Medical	32	24	—
Licensed producers	17,974	53,517	—
Gross revenue (1)	73,321	66,927	—
(1)

The Company had four major customers each with revenue in excess of 10% of total cannabis revenue. Sales to major customers totaled $43.9 million for the year ended December 31, 2020 (December 31, 2019 – four major customers with sales of $40.7 million). Only one major customer had sales exceeding 10% of total cannabis revenue for both periods.

The following table disaggregates revenue by form for the periods noted:

	Year ended December 31	Year ended December 31	Ten months ended December 31
	2020	2019	2018
Revenue from dried flower	51,424	58,246	—
Revenue from vapes	18,447	504	—
Revenue from oil	3,145	8,177	—
Revenue from edibles	263	—	—
Revenue from concentrates	42	—	—
Gross revenue	73,321	66,927	—

The Company has recognized the following receivables from contracts with customers:

	December 31, 2020	December 31, 2019	December 31, 2018
Receivables, included in 'trade receivables' (note 7)	15,786	20,281	209

Receivables from contracts with customers are typically settled within 30 days. As at December 31, 2020, an impairment reversal of $0.5 million (December 31, 2019 - $0.6 million loss) has been recognized on receivables from contracts with customers (note 30).

Sundial Growers Inc.

Notes to the Consolidated Financial Statements

For the year ended December 31, 2020

(Expressed in thousands of Canadian dollars, except where otherwise noted)

24.	Other operating expenses
a)	General and administrative
	Year ended December 31	Year ended December 31	Ten months ended December 31
	2020	2019	2018
Salaries and wages	11,634	15,262	3,847
Consulting fees	2,193	6,896	1,647
Office and general	9,843	9,533	1,738
Professional fees	4,658	3,559	877
Director fees	365	188	30
Other	3,336	3,496	170
	32,029	38,934	8,309
b)	Sales and marketing
	Year ended December 31	Year ended December 31	Ten months ended December 31
	2020	2019	2018
Marketing	4,839	3,093	1,733
Events	393	2,961	—
Research	57	199	24
Media	448	1,815	623
	5,737	8,068	2,380

25.	Government subsidies

In March 2020, the federal government launched the Canadian Emergency Wage Subsidy (“CEWS”) to help businesses impacted by the COVID-19 pandemic keep and rehire employees. The CEWS delivered a 75 percent wage subsidy to eligible employers for an initial period of 12 weeks, from March 15, 2020 to July 4, 2020. Eligibility was based on meeting a minimum requirement for decreased revenue. The CEWS was extended to November 21, 2020 and amended to change the eligibility requirements from meeting a certain threshold to being variable based on how much an employer’s revenue decreased. The CEWS has further been extended to June 2021 and includes changes to the rates and the top-up calculation.

The Company became eligible for the CEWS based on decreases in revenue and has received the subsidy for certain periods. The subsidy of $4.0 million has been recognized in the consolidated statement of loss and comprehensive loss. There are no unfulfilled conditions or contingencies attached to the CEWS.

In October 2020, the federal government launched the Canadian Emergency Rent Subsidy (“CERS”) to help businesses impacted by the COVID-19 pandemic cover part of their commercial rent or property taxes. The CERS program provides a base rent subsidy that is available to organizations that continue to see decreasing revenues and an additional top up for organizations that must either close or significantly restrict their activities due to a public health order. CERS is available from September 27, 2020 until June 2021.

The Company became eligible for CERS based on decreases in revenue and has received the subsidy for certain periods. The subsidy of $0.1 million has been recognized in the consolidated statement of loss and comprehensive loss. There are no unfulfilled conditions or contingencies attached to the CERS.

Sundial Growers Inc.

Notes to the Consolidated Financial Statements

For the year ended December 31, 2020

(Expressed in thousands of Canadian dollars, except where otherwise noted)

26.	Finance costs
	Year ended December 31	Year ended December 31	Ten months ended December 31
	2020	2019	2018
Cash finance expense
Interest on Syndicated Credit Agreement	4,546	1,746	—
Interest on Credit Facilities	—	1,818	437
Interest on Term Debt Facility	2,936	3,478	—
Interest on Senior Convertible Notes	—	375	—
Interest on Convertible Notes	—	2,574	421
Interest on other debt	—	1,526	1,659
Other finance costs	286	2,909	399
	7,768	14,426	2,916
Non-cash finance expense (income)
Accretion	1,622	5,511	594
Amortization of debt issue costs	1,782	1,586	172
Change in fair value of convertible notes (note 16)	(7,141)	—	—
Change in fair value of derivative warrant liabilities (note 17)	12,995	—	—
Interest on Senior Convertible Notes	—	1,903	—
Loss on derivative liabilities	—	1,649	—
Loss on extinguishment of debt	—	488	—
Other	3	(67)	151
	9,261	11,070	917
Less: interest capitalized relating to CIP (note 10)	—	(1,280)	(2,036)
Interest income	(215)	—	—
	16,814	24,216	1,797

27.	Loss on financial obligations

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

Sundial Growers Inc.

Notes to the Consolidated Financial Statements

For the year ended December 31, 2020

(Expressed in thousands of Canadian dollars, except where otherwise noted)

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

28.	Supplemental cash flow disclosures

	Year ended December 31	Year ended December 31	Ten months ended December 31
	2020	2019	2018
Cash provided by (used in):
Accounts receivable	(2,037)	(19,625)	(2,469)
Biological assets	13,789	19,328	(2,102)
Inventory	(12,315)	(57,977)	(923)
Prepaid expenses and deposits	2,280	(7,213)	1,072
Accounts payable and accrued liabilities	(20,793)	27,819	14,421
Convertible notes	—	(152)	—
Lease obligations	—	—	107
	(19,076)	(37,820)	10,106

Changes in non-cash working capital relating to:
Operating	(5,259)	(41,626)	1,217
Investing	(11,319)	1,659	10,282
Financing	(2,498)	2,147	(1,393)
	(19,076)	(37,820)	10,106

Cash interest paid	6,094	13,753	919

Sundial Growers Inc.

Notes to the Consolidated Financial Statements

For the year ended December 31, 2020

(Expressed in thousands of Canadian dollars, except where otherwise noted)

The following table reconciles long-term debt to cash flows arising from financing activities:

Long-term debt(1)
Balance at February 28, 2018	7,000
Cash changes:
Proceeds from Credit Facilities	32,159
Proceeds from other debt instruments	8,546
Non-cash changes:
Promissory Note issued to repurchase shares	6,931
Balance at December 31, 2018	54,636
Cash changes:
Proceeds from Syndicated Credit Agreement, net of costs	82,687
Repayment of Credit Facilities	(32,871)
Proceeds from Term Debt Facility, net of costs	105,539
Repayment of other debt instruments	(56,173)
Debt acquired through acquisitions	33,618
Non-cash changes:
Accretion	3,030
Amortization of debt issue costs	892
Extinguishment of debt issue costs	488
Reclassification to derivative liability	(13,933)
Balance at December 31, 2019	177,913
Cash changes:
Repayment of Syndicated Credit Agreement	(84,000)
Syndicated Credit Agreement costs	(493)
Non-cash changes:
Term Debt Facility extinguished	(59,649)
Term Debt Facility disposed of as part of Bridge Farm consideration	(38,346)
Accretion	2,665
Amortization of debt issue costs	1,910
Balance at December 31, 2020	—

(1)Long-term debt, including the current portion of long-term debt

29.	Loss per share
	Year ended December 31	Year ended December 31	Ten months ended December 31
	2020	2019	2018
Weighted average shares outstanding (000s)
Basic and dilutive (1)	218,645	85,750	69,203
Continuing operations
Net loss attributable to Sundial Growers Inc.	(206,056)	(142,533)	(56,526)
Per share - basic and diluted	$(0.95)	$(1.67)	$(0.82)
Discontinued operations
Net loss attributable to Sundial Growers Inc.	(33,627)	(128,931)	—
Per share - basic and diluted	$(0.15)	$(1.50)	$—
Net loss attributable to Sundial Growers Inc.	(239,683)	(271,464)	(56,526)
Per share - basic and diluted	$(1.10)	$(3.17)	$(0.82)

Sundial Growers Inc.

Notes to the Consolidated Financial Statements

For the year ended December 31, 2020

(Expressed in thousands of Canadian dollars, except where otherwise noted)

(1)

For the year ended December 31, 2020, there were 1.0 million warrants exercisable, 2.2 million simple warrants exercisable and 1.1 million performance warrants exercisable that were excluded from the calculation as the impact was anti-dilutive (year ended December 31, 2019 – 6.2 million warrants, 5.1 million simple warrants and 4.5 million performance warrants, ten months ended December 31, 2018 – 2.2 million simple warrants and 2.0 million performance warrants).

30.	Financial instruments

The financial instruments recognized on the consolidated statement of financial position are comprised of cash and cash equivalents, restricted cash, accounts receivable, long-term investments, accounts payable and accrued liabilities, long-term debt, derivative warrant liabilities and contingent consideration.

(a)	Fair value

The carrying value of cash and cash equivalents, restricted cash, accounts receivable and accounts payable and accrued liabilities approximate the fair value of the respective assets and liabilities due to the short-term nature of those instruments. The carrying value of the long-term investment approximates its fair value of the cash consideration paid due to proximity of the transaction date to the year-end date.

Fair value measurements of long-term debt, derivative warrant liabilities and contingent consideration are as follows:

		Fair value measurements using
December 31, 2020	Carrying amount	Level 1	Level 2	Level 3
Recurring measurements:
Financial liabilities
Derivative warrant liabilities	428	—	—	428

		Fair value measurements using
December 31, 2019	Carrying amount	Level 1	Level 2	Level 3
Recurring measurements:
Financial liabilities
Contingent consideration	32,501	—	—	32,501

Level 1 – unadjusted quoted prices in active markets for identical assets or liabilities. An active market for an asset or liability is a market in which transactions for the asset or liability occur with sufficient frequency and volume to provide pricing information on an ongoing basis.

As at December 31, 2020, the Company did not have any financial instruments measured at Level 1 fair value.

Level 2 – quoted prices for similar assets or liabilities; quoted prices in markets that are not active; or other inputs that are observable or can be corroborated by observable market data for substantially the full term of the assets or liabilities.

As at December 31, 2020, the Company did not have any financial instruments measured at Level 2 fair value.

Level 3 – unobservable inputs that are supported by little or no market activity and that are significant to the fair value of the assets or liabilities.

Derivative warrant liabilities are designated as FVTPL. The fair value of derivative warrant liabilities is re-measured each reporting period with changes in fair value recognized in the consolidated statement of loss within finance income (costs). The fair value of derivative warrant liabilities is estimated by using a 50% weighting of two different valuation models. Assumptions used in these calculations include expected future share price, volatility, discount rate and various probability factors.

Sundial Growers Inc.

Notes to the Consolidated Financial Statements

For the year ended December 31, 2020

(Expressed in thousands of Canadian dollars, except where otherwise noted)

At December 31, 2020, a 10% change in the material assumptions would change the fair value of derivative warrant liabilities by approximately $0.1 million.

Contingent consideration classified as liabilities was part of the consideration paid for Bridge Farm and was a Level 3 financial liability that was re-measured each reporting period. Contingent consideration was estimated by discounting to present value the probability-weighted contingent payments expected to be made. Assumptions used in these calculations included expected future share price, discount rate and various probability factors.

There were no transfers between Levels 1, 2 and 3 inputs during the period.

(b)	Interest rate risk management

The Company was exposed to interest rate risk in that changes in market interest rates would cause fluctuations in the fair value of future cash flows. The Company was exposed to interest rate risk through its Syndicated Credit Agreement which had a variable interest rate. The Syndicated Credit Agreement was repaid in full and cancelled in December 2020 (note 15a).

(c)	Credit risk management

Credit risk is the risk of financial loss if the counterparty to a financial transaction fails to meet its obligations. The Company manages risk over its accounts receivable by issuing credit only to credit worthy counterparties. The Company limits its exposure to credit risk over its long-term investments by ensuring the agreements governing the long-term investments are secured in the event of counterparty default. The Company considers financial instruments to have low credit risk when its credit risk rating is equivalent to investment grade. The Company assumes that the credit risk on a financial asset has increased significantly if it is outstanding past the contractual payment terms. The Company considers a financial asset to be in default when the debtor is unlikely to pay its credit obligations to the Company.

The Company applies the simplified approach under IFRS 9 and has calculated expected credit losses (“ECLs”) based on lifetime expected credit losses, taking into consideration historical credit loss experience and financial factors specific to the debtors and general economic conditions.

Impairment losses on accounts receivable recognized in profit or loss were as follows:

As at	December 31, 2020	December 31, 2019
Impairment loss (reversal) on trade receivables	(506)	582
Impairment loss (reversal) on other receivables	(126)	170
	(632)	752

The movement in the allowance for impairment in respect of accounts receivable during the year was as follows:

	December 31, 2020	December 31, 2019
Balance, beginning of year	752	—
Net remeasurement of impairment loss allowance	(632)	752
Balance, end of year	120	752

The change in the impairment loss allowance during the year ended December 31, 2020, was mainly attributable to a decrease in trade receivables that were subject to a higher credit risk assessment.

The maximum amount of the Company’s credit risk exposure is the carrying amounts of cash and cash equivalents, accounts receivable and long-term investments. The Company attempts to mitigate such exposure to its cash by investing only in financial institutions with investment grade credit ratings or secured investments.

Sundial Growers Inc.

Notes to the Consolidated Financial Statements

For the year ended December 31, 2020

(Expressed in thousands of Canadian dollars, except where otherwise noted)

(d)	Foreign currency risk management

The Company is exposed to risks arising from fluctuations in currency exchange rates between the Canadian dollar and United States dollar. At December 31, 2020, the Company’s primary currency exposure related to the United States dollar (“USD”) balances. The following table summarizes the Company’s foreign currency balances subject to exchange risk for the currencies indicated:

As at December 31, 2020	USD
Cash and cash equivalents	1
Accounts payable and accrued liabilities	(206)
Net foreign exchange exposure	(205)
Translation to CAD	1.2732
CAD equivalent at period end exchange rate	(261)

As at December 31, 2019	USD
Cash and cash equivalents	22,088
Accounts payable and accrued liabilities	(2,150)
Net foreign exchange exposure	19,938
Translation to CAD	1.2988
CAD equivalent at period end exchange rate	25,895

Based on the net foreign exchange exposure at the end of the year, if these currencies had strengthened or weakened by 10% compared to the Canadian dollar and all other variables were held constant, the after-tax earnings would have decreased or increased by approximately the following amounts:

	Year ended December 31	Year ended December 31
	2020	2019
Impact on profit (loss)	(26)	2,590
(e)	Liquidity risk management

Liquidity risk is the risk that the Company cannot meet its financial obligations when due. The Company manages liquidity risk by monitoring operating and growth requirements. Management believes its current capital resources and its ability to manage cash flow and working capital levels will be sufficient to satisfy cash requirements associated with funding the Company’s operating expenses to maintain capacity and fund future development activities for at least the next 12 months. However, no assurance can be given that this will be the case or that future sources of capital will not be necessary.

The timing of expected cash outflows relating to financial liabilities at December 31, 2020 is as follows:

	Less than one year	One to three years	Three to five years	Thereafter	Total
Accounts payable and accrued liabilities	23,308	—	—	—	23,308
Lease obligations	409	818	213	—	1,440
Balance, end of period	23,717	818	213	—	24,748

31.	Related party transactions
a)	Loan receivable agreements

The Company has entered into separate shareholder loan agreements with two (December 31, 2019 – two) employees of the Company. The loans bear interest at rates ranging from 0-1.5% per annum and are secured by each employee’s

Sundial Growers Inc.

Notes to the Consolidated Financial Statements

For the year ended December 31, 2020

(Expressed in thousands of Canadian dollars, except where otherwise noted)

shareholdings in the Company. The loans are each repayable in full upon the departure of an individual employee from employment, a change in control of the Company or sale of the Company. During the year ended December 31, 2020, $61 thousand was repaid by one of the employees. As at December 31, 2020, $0.1 million (December 31, 2019 - $0.2 million), had been advanced under these loan agreements.

b)	Related party transactions and balances
	Transactions		Balance outstanding
	Year ended December 31	Year ended December 31	December 31	December 31
	2020	2019	2020	2019
Marketing, brand research and development (a)	1,144	3,117	—	(265)
Legal services (b)	2,462	3,895	(510)	(397)
	3,606	7,012	(510)	(662)
(a)	A former member of the Board of Directors controls a company that provides marketing, brand research and development services.
(b)	A member of the Board of Directors was a partner at a law firm prior to his departure which provides legal services to the Company.

All transactions were conducted at the exchange amount agreed to with the related parties.

c)	Compensation of key management personnel

The Company considers directors and officers of the Company as key management personnel.

	Year ended December 31	Year ended December 31	Ten months ended December 31
	2020	2019	2018
Salaries and short-term benefits	1,944	3,295	1,237
Share-based compensation	7,629	23,715	2,414
	9,573	27,010	3,651

32.	Capital management

The Company defines its capital as its shareholder’s equity and debt. Except as otherwise disclosed in these consolidated financial statements, there are no restrictions on the Company’s capital. The Company’s objectives with respect to the management of capital are to:

•	Maintain financial flexibility in order to preserve its ability to meet financial obligations;
•	Deploy capital to provide an appropriate investment return to its shareholders; and,
•	Maintain a capital structure that allows various financing alternatives to the Company as required.
33.	Commitments and contingencies
(a)	Commitments

The Company has entered into certain supply agreements to provide dried cannabis and cannabis products to third parties. The contracts require the provision of various amounts of dried cannabis on or before certain dates. Should the Company not deliver the product in the agreed timeframe, financial penalties apply which may be paid either in product in-kind or cash. Under these agreements, the Company has accrued financial penalties payable as at December 31, 2020 of $1.5 million (December 31, 2019 - $1.5 million).

Sundial Growers Inc.

Notes to the Consolidated Financial Statements

For the year ended December 31, 2020

(Expressed in thousands of Canadian dollars, except where otherwise noted)

(b)	Contingencies

From time to time, the Company is involved in various claims and legal actions which occurred in the ordinary course of operations, the losses from which, if any, are not anticipated to be material to the financial statements.

34.	Subsequent events

Registered Offerings

On February 2, 2021, the Company issued 100.0 million series A units (the “Series A Units”), each consisting of one common share and one-half series A warrant (collectively, the “Series A Warrants”) to purchase one common share and 33.3 million series B units (the “Series B Units”), each consisting of one pre-funded series B warrant (the “Series B Warrants”) to purchase one common share and one-half Series A Warrant to purchase one common share (collectively, the “January 2021 Units Offering”). Each Series A Unit was sold at a price of US$0.75 per unit and each Series B Unit was sold at a price of US$0.75 per unit, less US$0.0001 per unit. Gross proceeds from this offering were US$100.0 million. The Series A Warrants and Series B Warrants are exercisable immediately and have a term of five years commencing on the date of issuance. The exercise price of the Series A Warrants is US$0.80 per common share and the exercise price of the Series B Warrants is US$0.0001 per common share.

On February 2, 2021, the entire 33.3 million Series B Warrants were exercised resulting in the issuance of 33.3 million common shares.

On February 10, 2021, 3.3 million Series A Warrants were exercised at a weighted average exercise price of US$0.80 per warrant resulting in the issuance of 3.3 million common shares and gross proceeds to the Company of US$2.7 million.

On February 4, 2021, the Company issued 60.5 million additional series A units (the “Additional Series A Units”), each consisting of one common share and one-half additional series A warrant (collectively, the “Additional Series A Warrants”) to purchase one common share and 14.0 million additional series B units (the “Additional Series B Units”), each consisting of one pre-funded additional series B warrant (the “Additional Series B Warrants”) to purchase one common share and one-half Additional Series A Warrant to purchase one common share, (collectively, the “February 2021 Units Offering”). Each Additional Series A Unit was sold at a price of US$1.00 per unit and each Additional Series B Unit was sold at a price of US$1.00 per unit, less US$0.0001 per unit. Gross proceeds from this offering were US$74.5 million. The Additional Series A Warrants and Additional Series B Warrants are exercisable immediately and have a term of five years commencing on the date of issuance. The exercise price of the Additional Series A Warrants is US$1.10 per common share and the exercise price of the Additional Series B Warrants is US$0.0001 per common share.

On February 4, 2021, the entire 14.0 million Additional Series B Warrants were exercised resulting in the issuance of 14.0 million common shares.

On February 10, 2021, 2.3 million Additional Series A Warrants were exercised at a weighted average exercise price of US$1.10 per warrant resulting in the issuance of 2.3 million common shares and gross proceeds to the Company of US$2.5 million.

On February 22, 2021, (i) the remaining 63.3 million Series A Warrants were exercised at a weighted average exercise price of US$0.80 per warrant resulting in the issuance of 63.3 million common shares and gross proceeds to the Company of US$50.7 million and (ii) the remaining 35.0 million Additional Series A Warrants were exercised at a weighted average exercise price of US$1.10 per warrant resulting in the issuance of 35.0 million common shares and gross proceeds to the Company of US$38.5 million. In connection with this exercise, the Company issued 98.3 million new warrants (the “New Warrants”), each entitling the holder to purchase one common share at an exercise price of US$1.50, subject to customary anti-dilution adjustments. The Company has granted the holders rights to have the common shares issuable upon exercise of the New Warrants registered pursuant to a registration statement filed with the SEC. The New Warrants are immediately exercisable and have a term of 42 months from the effective date of the registration statement.

Sundial Growers Inc.

Notes to the Consolidated Financial Statements

For the year ended December 31, 2020

(Expressed in thousands of Canadian dollars, except where otherwise noted)

Nasdaq minimum bid requirement

As previously reported, the Company was notified by Nasdaq on May 12, 2020 that the bid price for its common shares was not in compliance with the Nasdaq minimum bid price requirement. At that time, the Company had until December 28, 2020 to regain compliance. On December 11, 2020, the Company announced that it had received approval to transfer the listing of its common shares to the Nasdaq Capital Market. The transfer allows the Company to take advantage of the additional 180 calendar day compliance period offered by the Nasdaq Capital Market, which extended the period that the Company had to regain compliance with Nasdaq’s minimum bid price requirement.

On February 12, 2021, the Company was notified by Nasdaq that the Company had regained compliance with the minimum bid requirement as the bid price for its common shares closed at or above US$1.00 per share for the 10 consecutive business days between February 1, 2021, and February 12, 2021.

Indiva investment

On February 16, 2021, the Company announced a $22 million strategic investment (the “Indiva Investment”) into Indiva Limited (“Indiva”). Indiva is a leading Canadian producer of cannabis edibles. The Indiva Investment closed on February 23, 2021. The Indiva Investment was completed in the form of a brokered private placement of 25 million common shares of Indiva at a price of $0.44 per common share, to raise gross proceeds of $11 million, and a non-revolving term loan to Indiva in the principal amount of $11 million.

Strategic capital partnership

On March 15, 2021, the Company and SAF Opportunities LP, a member of the SAF Group (“SAF”) announced they had entered into an agreement to form a 50/50 joint venture (the “Joint Venture”) through a new corporation, SunStream Bancorp Inc. (“SunStream”).

The Joint Venture will leverage a strategic financial and operational partnership to generate asymmetrically enhanced risk-return opportunities in the cannabis industry to provide exposure to a portfolio of attractive debt, equity and hybrid investments. The Joint Venture will focus on cannabis-related verticals, seeking both Canadian and international opportunities and investments. The Joint Venture’s first mandate is the formation of a special opportunities fund with commitments from third party limited partners alongside an initial commitment from Sundial of $100 million. The Joint Venture expects to pursue additional potential mandates, including a Canadian SPAC and other investments.