Form 20-F/A
period 2020-12-31
Sundial Growers Inc.
filed 2021-07-27
CIK 1766600

UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 20-F/A

(Amendment No. 1)

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

Indicate by check mark which basis of accounting the registrant has used to prepare the financial statements included in this filing:

U.S. GAAP ☐	International Financial Reporting Standards as issued		Other ☐
	by the International Accounting Standards Board	☒

If “Other” has been checked in response to the previous question indicate by check mark which financial statement item the registrant has elected to follow.    Item 17  ☐    Item 18  ☐

If this is an annual report, indicate by check mark whether the registrant is a shell company (as defined in Rule 12b-2 of the Exchange Act).    Yes  ☐    No  ☒

EXPLANATORY NOTE

This amendment No. 1 (the “Amendment No. 1”) to the annual report on Form 20-F of Sundial Growers Inc. for the fiscal year ended December 31, 2020, which was originally filed with the Securities and Exchange Commission on March 18, 2021 (the “FY 2020 Annual Report”), is being filed solely for purposes of filing the updated certifications as exhibits to this Amendment No.1 by the Company’s principal executive officer and principal financial officer pursuant to Rule 13a-14(a) of the Securities Exchange Act of 1934, as amended. Other than as expressly set forth above, this Amendment No. 1 does not, and does not purport to, amend, update or restate the information in any other item of the FY 2020 Annual Report, or reflect any event that has occurred after the FY 2020 Annual Report was originally filed.

ITEM 19. EXHIBITS

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

Sundial Growers Inc.

Date: July 27, 2021	By:	/s/ Zachary George
Name: Zachary George
Title: Chief Executive Officer