Form 20-F
period 2021-12-31
Sundial Growers Inc.
filed 2022-04-28
CIK 1766600

UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 20-F

(Mark One)

☐	REGISTRATION STATEMENT PURSUANT TO SECTION 12(b) OR (g) OF THE SECURITIES EXCHANGE ACT OF 1934

OR

☒	ANNUAL REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the fiscal year ended December 31, 2021

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

#300, 919 - 11 Avenue SW

Calgary, AB, Canada, T2R 1P3

Tel.: (403) 948-5227

James Keough, Chief Financial Officer

#300, 919 – 11 Avenue SW

Calgary, AB, Canada, T2R 1P3

Tel.: (403) 948-5227

investors@sundialgrowers.com

(Name, Telephone, E-mail and/or facsimile number and Address of Company Contact Person)

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

None

(Title of Class)

Indicate the number of outstanding shares of each of the issuer’s classes of capital stock or common stock as of the close of business covered by the annual report. As at December 31, 2021, 2,060,408,357 common shares were issued and outstanding.

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

Large accelerated filer ☒	Accelerated filer ☐	Non-accelerated filer ☐	Emerging growth company ☐

If an emerging growth company that prepares its financial statements in accordance with U.S. GAAP, indicate by check mark if the registrant has elected not to use the extended transition period for complying with any new or revised financial accounting standards † provided pursuant to Section 13(a) of the Exchange Act.  ☐

Indicate by check mark whether the registrant has filed a report on and attestation to its management’s assessment of the effectiveness of its internal control over financial reporting under Section 404(b) of the Sarbanes-Oxley Act (15 U.S.C. 7262(b)) by the registered public accounting firm that prepared or issued its audit report. ☒

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

This Annual Report contains our audited consolidated financial statements and related notes for the year ended December 31, 2021, the year ended December 31, 2020, and the year ended December 31, 2019 (“Annual Financial Statements”). Our Annual Financial Statements have been prepared in accordance with International Financial Reporting Standards (“IFRS”), as issued by the International Accounting Standards Board (“IASB”).

In addition to our financial results presented in accordance with IFRS as issued by the IASB, we believe certain non-IFRS measures provide useful information both to management and investors in measuring the financial performance and financial condition of the Company. These measures do not have a standardized meaning prescribed by IFRS (or U.S. generally accepted accounting principles (“U.S. GAAP”)); and, therefore, they may not be comparable to similarly titled measures presented by other companies, and they should not be construed as an alternative to other financial measures determined in accordance with IFRS.

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

•	our ability to raise future capital through debt or equity financing transactions, and our ability to efficiently deploy the capital raised through such transactions;
•	our ability to successfully implement our cost and asset optimization initiatives;
•	the continued development and growth of the demand and markets for medical and adult-use cannabis;
•	the competitive conditions of the industry and the expected number of customers using our products;
•	the maintenance of our existing licences and the ability to obtain additional licences as required;
•	our ability to establish and market our cannabis and retail brands within our targeted markets and compete successfully;
•	our ability to produce and market additional products as regulations permit;
•	our growth strategies;
•	the timing and the amount of capital expenditures related to maintenance of our facilities;
•	our ability to attract and retain key employees and franchisees;
•	our ability to generate and manage growth in our business, including expanding our cultivation operations and retail network;
•

our ability to identify and successfully execute and manage strategic partnerships, joint ventures (including SunStream (as defined below)), strategic alliances, debt and equity investments as well as the costs and benefits associated with such initiatives, including the expected return on any investments;

•	our ability to find suitable acquisition opportunities, as well as finance and integrate any acquisitions; and
•	the volatility in the price of our common shares.

Although we base the forward-looking statements contained in this Annual Report on assumptions that we believe are reasonable, we caution you that actual results and developments (including our results of operations, financial condition and liquidity, and the development of the industry in which we operate) may differ materially from those made in or suggested by the forward-looking statements contained in this Annual Report. In addition, even if results and developments are consistent with the forward-looking statements contained in this Annual Report, those results and developments may not be indicative of results or developments in subsequent periods. Certain assumptions made in preparing the forward-looking statements contained in this Annual Report include:

•	our ability to implement our operational and liquidity strategies as well as our strategic initiatives;
•	our competitive advantages;
•	the impact of competition;
•	the changes and trends in the cannabis cultivation and retail industry;
•	changes in laws, rules and regulations;
•	our ability to maintain and renew required licences;
•	our ability to maintain good business relationships with our customers, distributors and other strategic partners;
•	our ability to keep pace with changing consumer preferences;
•	our ability to protect our intellectual property;
•	our ability to manage and integrate acquisitions;
•	our ability to retain key personnel;
•	our ability to efficiently deploy capital and achieve our expected and desired returns on such investments;
•	our ability to open new retail locations and attract a sufficient number of qualified franchisees; and
•	the absence of material adverse changes in our industry or the global economy, including as a result of COVID-19.

These forward-looking statements are based on our current expectations, estimates, forecasts and projections about our business and the industry in which we operate and management’s beliefs and assumptions, and are not guarantees of future performance or development and involve known and unknown risks, uncertainties and other factors that are in some cases beyond our control. As a result, any or all of our forward-looking statements in this Annual Report may turn out to be inaccurate. Factors that may cause actual results to differ materially from current expectations include, among other things, those listed under “Item 3D—Risk Factors”, and elsewhere in this Annual Report. Readers of this Annual Report are urged to consider these factors carefully in evaluating the forward-looking statements. These forward-looking statements speak only as of the date of this Annual Report. Except as required by law, we assume no obligation to update or revise these forward-looking statements for any reason, even if new information becomes available in the future. You should, however, review the factors and risks we describe in the reports we will file from time to time with the U.S. Securities and Exchange Commission (the “SEC”) after the date of this Annual Report.

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

In addition, assumptions and estimates of our and our industry’s future performance are necessarily subject to a high degree of uncertainty and risk due to a variety of factors, including those described in the section of this Annual Report titled “Item 3D—Risk Factors”. These and other factors could cause our future performance to differ materially from our assumptions and estimates.

PART I

Item 1. Identity of Directors, Senior Management and Advisers

Not applicable.

Item 2. Offer Statistics and Expected Timetable

Not applicable.

Item 3. Key Information

B.	Capitalization and indebtedness.

Not applicable.

C.	Reasons for the offer and use of proceeds.

Not applicable.

D.	Risk factors.

Risk Factors Summary

Investing in our common shares involves a high degree of risk. You should carefully consider the risks described in this item before making a decision to invest in our common shares. If any of these risks actually occur, our business, financial condition and financial performance would likely be materially adversely affected. In such case, the trading price of our common shares would likely decline, and you may lose part or all of your investment. Below is a summary of some of the principal risks we face:

•	We have a history of net losses, and we may not achieve or maintain profitability in the future.
•

The industry in which we operate and the regulations governing it continue to develop, and if they develop or change in ways that differ from our expectations or ways that are adverse to us, our business and results of operations may be adversely impacted.

•

We are dependent upon regulatory approvals and licences for our ability to grow, process, package, store and sell cannabis and other products derived therefrom as well as to own and operate cannabis retail stores through which we and our franchisees sell cannabis products, and these regulatory approvals are subject to ongoing compliance requirements, reporting obligations and fixed terms requiring renewal.

•	Any failure on our part to comply with applicable regulations could prevent us from being able to carry on our business, and there may be additional costs associated with any such failure.
•	We are, and may become, subject to litigation, regulatory or agency proceedings, investigations and audits.
•	We face competition from the illegal cannabis market.
•

We currently sell, and expect to continue to sell, a significant share of our product to provincial governments through supply contracts that may not generate orders as expected or which may not be renewed.

•	We experience significant customer concentration, with a limited number of customers accounting for a significant portion of our revenues.
•	We face risks associated with our franchise business model.
•	Our success in the cannabis retail market is dependent, in part, on our ability to attract and retain an adequate retail consumer base.
•	We are dependent upon a limited number of facilities that are integral to our cannabis cultivation and production business.
•	We currently rely on a limited number of suppliers for our extraction requirements.
•	We are subject to risks inherent in an agricultural business, including the risk of crop failure.
•	Natural disasters, unusual weather, pandemic outbreaks such as COVID-19, boycotts and geo-political events or acts of terrorism could adversely affect our operations and financial results.

•	Significant interruptions in our access to certain key inputs such as labor, raw materials, electricity, water and other utilities may impair our growing operations and materially affect our business.
•	Failure in our quality control systems may adversely impact our sales volume, market share and profitability.
•

We intend to continue to focus primarily on the premium segment of the adult-use cannabis market, which may not be sustainable, or in which we may not be able to develop or maintain a brand that attracts or retains customers.

•	The adult-use cannabis market in Canada has experienced, and may in the future experience, supply and demand fluctuations.
•	We may be unsuccessful in competing in the overall legal adult-use cannabis market in Canada.
•

We may make investments into equity or debt securities of other companies, or provide credit to other companies, and we may not obtain the anticipated level of return on such investments, or any return at all.

•	Our joint venture interest in SunStream is subject to certain risks associated with the conduct of joint ventures.
•	We may not realize all or any of the anticipated returns on our joint venture interest in SunStream, or any return at all.
•

Cannabis remains illegal under U.S. federal law. Strict enforcement of federal laws regarding cannabis would likely result in SunStream’s inability to execute its business plan, and may subject us to significant civil or criminal liability and other adverse consequences.

•	We are subject to the risk of possibly becoming an investment company under the Investment Company Act of 1940.
•	A decline in the consumption of alcoholic beverage products could adversely affect our business, financial condition and results of operations.
•	Unfavourable publicity or poor consumer perception of the Company’s liquor retail brands could have an adverse effect on the Company’s business, financial condition and results of operations.
•

If a significant number of the Company’s licences were revoked or not renewed, or if the Company failed to secure new licences, there could be a material adverse effect on its business, financial condition, liquidity and results of operations.

•	We may not be able to successfully identify and execute future acquisitions or dispositions or to successfully manage the impacts of such transactions on our operations.
•	We face integration risks in connection with our acquisition strategy.
•	The price of our common shares in public markets has experienced and may in the future experience extreme volatility and you may lose some or all of your investment in our common shares as a result.
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

Risks Related to Our Financial Position and Accounting

We have a history of net losses, and we may not achieve or maintain profitability in the future.

We were incorporated in 2006, began cultivating cannabis in 2012, and started selling cannabis in 2018 after the federal legalization of adult-use cannabis in Canada. In 2021, we expanded into corporate-owned and franchised cannabis retail with the acquisition of Inner Spirit, as well as created a new investments segment focused on our activities in the deployment of capital to strategic initiatives. We have yet to generate an annual profit. We generated a net loss from continuing operations before income tax of $232.5 million and $206.3 million, for the fiscal years ended December 31, 2021 and 2020, respectively, and had negative operating cash flows for each of these periods. Our accumulated deficit as of December 31, 2021 was $788.5 million. Although we have implemented business optimization initiatives and suspended construction of certain facilities, we will continue to expend significant funds to maintain our growing and production capacity, fund capital investments, expand our marketing and sales operations, expand our retail network and fund strategic investments. We may not achieve or maintain profitability.

Our efforts to grow our business may be more costly than we expect and we may not generate enough revenue to offset our operating expenses. We have incurred, and may in the future incur, significant losses for a number of reasons, including as a result of unforeseen expenses, difficulties, complications and delays in obtaining governmental licences, failure to secure and profitably operate corporate-owned retail stores, failure to expand our franchised store network, failure to realize expected benefits of strategic investments and the other factors and risks described in this Annual Report. The amount of any future losses will depend, in part, on our ability to generate revenue on the one hand and any increases in our expenses on the other hand. If we continue to incur losses in the future, the net losses and negative cash flows incurred to date, together with any such future losses, will have an adverse effect on our shareholders’ equity and working capital. Because of the numerous risks and uncertainties associated with our business and industry, we are unable to accurately predict when, or if, we will be able to achieve profitability. Even if we achieve profitability at some point in the future, we may not be able to sustain profitability in subsequent periods. If we are unable to achieve and sustain profitability, the market price of our common shares may significantly decrease and our ability to raise capital, expand our business or continue our operations may be impaired. A decline in the value of our common shares may also cause you to lose all or part of your investment.

Unless and until we achieve profitability, we will be required to finance our losses with issuances of equity or debt. Recently, we financed our liquidity needs primarily with issuances of equity and equity-linked securities, but our ability to do so in the future will depend on future market conditions, which are beyond our control and may be adversely affected by factors which include, but are not limited to, macroeconomic conditions, volatility, wars and other armed conflicts, geopolitical tensions, pandemics, and other factors.

We have in the past, and may in the future, record significant impairments or write-downs of our assets.

Our cannabis inventory in our cannabis operations and cannabis retail segments has a finite shelf life and is subject to obsolescence, expiration, spoilage, shrinkage, unacceptable quality, contamination or other declines in value prior to wholesale or retail sale. We have in the past, and may in the future, be required to record substantial write-downs or impairments related to loss of value in our cannabis inventory.

In addition, our facilities may be subject to obsolescence, damage, loss of fair market value or other declines in value. For example, in the year ended December 31, 2020, we recorded significant write-downs with respect to our facility in Olds, Alberta (the “Olds Facility”) as a result of the carrying value of our total net assets significantly exceeding our market capitalization, due to reductions in capacity usage in response to decreasing estimates for the size of the potential Canadian cannabis market. In the same year, we recorded an impairment in connection with our facility in Rocky View, Alberta (the “Rocky View Facility”). Pursuant to a non-binding purchase agreement to sell the facility for $5.0 million, the recoverable amount of the Rocky View facility was determined to be its fair value less costs of disposal, leading to recording of a write-down of the asset to its recoverable amount.

Lastly, we may also record impairments to goodwill related to our acquisitions, intellectual property, investments or similar assets. In the year ended December 31, 2020, we recorded an impairment with respect to the intellectual property assets of Pathway Rx (“Pathway”) due to our decision to reduce our focus on medical cannabis research. In the year ended December 31, 2019, we recorded a substantial goodwill impairment related to Bridge Farm (of which we have since disposed).

There can be no assurance that we will not be required to record inventory, facility, goodwill, intellectual property, investment or other write-downs in the future. Such write-downs could be substantial and result in a material adverse effect on our business, financial condition and results of operations.

We have material weaknesses in our internal control over financial reporting and our management may not be able to successfully implement adequate internal control over financial reporting or disclosure controls and procedures.

In connection with the audit of our consolidated financial statements for the fiscal period ended December 31, 2021, our management and independent auditors concluded that there were material weaknesses in our internal control over financial reporting as at December 31, 2021. A material weakness is a significant deficiency, or a combination of significant deficiencies, in internal control over financial reporting such that it is reasonably possible that a material misstatement of the annual or interim financial statements will not be prevented or detected on a timely basis.

The material weaknesses identified were (i) an ineffective control environment resulting from an insufficient number of financial reporting and accounting, and information technology (IT) personnel with the appropriate knowledge, experience or training commensurate with the Company’s financial reporting requirements, (ii) the insufficient number of personnel described above contributed to an ineffective risk assessment process necessary to identify changes to its operations and to identify all relevant risks of material misstatement and to evaluate the implications of relevant risks on its internal control over financial reporting (iii) an ineffective information and communication process resulting from a combination of deficiencies within its information technology general and application controls (“ITGCs”) across the systems supporting the Company’s financial reporting process, including access controls and administrator-level access resulting in a lack of segregation of duties, resulting in insufficient controls to ensure the relevance, timeliness and quality of information used in control activities, and (iv) as a consequence of the above and as a result of inadequate segregation of duties and secondary review, the Company had ineffective control activities related to the design, implementation and operating effectiveness of process level and financial reporting controls which had a pervasive impact on the Company's internal control over financial reporting.

These material weaknesses resulted in material misstatements, which were corrected prior to the release of the consolidated financial statements as of and for the year ended December 31, 2021, and also in immaterial misstatements, some of which were corrected prior to the release of the consolidated financial statements as of and for the year ended December 31, 2021. These material weaknesses create a reasonable possibility that a material misstatement to the consolidated financial statements will not be prevented or detected on a timely basis.

Management has implemented and continues to implement measures designed to ensure that control deficiencies are remediated, such that these controls are designed, implemented, and operating effectively. The remediation actions include:

•	developing and maintaining documentation underlying ITGCs to promote knowledge transfer upon personnel and function changes;
•	developing enhanced procedures and controls related to administrator and privileged-level access to IT systems;

•

implementing an IT management review, documentation and testing plan to enhance implementation and monitoring of software updates and changes with a specific focus on systems supporting our financial reporting processes;

•	adding personnel with an appropriate level of knowledge, experience and training commensurate with the Company’s financial reporting requirements; and
•	working with our advisors to develop a plan to improve our risk assessment process and to assist with process improvements and control remediation efforts.

The Company is pursuing remediation of all of the above material weaknesses during the 2022 fiscal year.

If we fail to establish and maintain adequate internal controls, including by remediating the aforementioned material weaknesses, we could suffer material misstatements in our financial statements and fail to meet our reporting obligations, which would likely cause investors to lose confidence in our reported financial information. As a result, we may be subject to costly litigation and shareholder actions, our access to the capital markets may be limited or adversely affected, our results of operations may be adversely affected and the trading price of our common shares may decline. Additionally, ineffective internal controls could expose us to an increased risk of fraud or misuse of corporate assets and subject us to potential delisting from the stock exchanges on which we list or to other regulatory investigations and civil or criminal sanctions. Furthermore, we may be the subject of negative publicity focusing on the restatement of our previously issued financial results and related matters and may be adversely impacted by negative reactions from our shareholders, creditors, or others with whom we do business. This negative publicity may impact our ability to attract and retain customers, employees and suppliers.

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

We may be subject to credit risk.

Credit risk is the risk that the counterparty to a financial instrument fails to meet its contractual obligations, resulting in a financial loss to us. We have credit risk exposure based on the balance of our cash, accounts receivable, investments, and taxes recoverable. There are no assurances that our counterparties, including parties to whom we extended credit, or customers will meet their contractual obligations to us.

We have implemented, and continue to implement, business optimization initiatives, which may negatively impact our control environment and distract from our operation of the business and may not be successful.

In response to slower than expected regulatory approvals of new retail stores and delays in some cannabis derivative products, in 2020 and 2021, we implemented several cost savings and business optimization initiatives, including the enhancement of facility workflows and processes, realignment of product lines and product formats to areas of stronger demand, workforce optimization and a heightened discipline in cost management. The Company continues to pursue additional business optimization initiatives, including optimization of power usage, streamlining the workforce and improving supply chain efficiency. As part of the leadership team's focus on improved efficiency, cost management and long-term sustainability, the Company continues to monitor operations to ensure it remains responsive in the current environment.

A variety of factors could cause us not to realize some or all of the expected cost savings, including, among others, delays in the anticipated timing of activities related to our cost savings programs, lack of sustainability in cost savings over time, unexpected costs associated with operating our business, our ability to reduce headcount and our ability to achieve the efficiencies contemplated by the business optimization initiatives. We may be unable to realize all of these cost savings within the expected timeframe, or at all, and we may incur additional or unexpected costs in order to realize them. The magnitude of expected cost savings is based upon a number of assumptions and estimates that are in turn based on our analysis of the various factors which currently, and could in the future, impact our business. These assumptions and estimates are inherently uncertain and subject to significant business, operational, economic and competitive uncertainties and contingencies. Certain of the assumptions relate to business decisions that are subject to change, including, among others, our anticipated business strategies, our marketing strategies, our product development and licensing strategies and our ability to anticipate and react to business trends. Other assumptions relate to risks and uncertainties beyond our control, including, among others, the economic environment in which we operate, cannabis regulation and licensing and other developments in our industry as well as capital markets conditions from time to time. The actual results of implementing the various cost savings initiatives may differ materially from our estimates if any of these assumptions prove incorrect. Moreover, our continued efforts to implement these cost savings may divert management attention from the rest of our business and may preclude us from seeking attractive new product and other opportunities. Additionally, former employees may file lawsuits against us, which may be expensive to defend and could potentially result in adverse judgements against us. Any of the foregoing may materially and adversely affect our business, results of operations and liquidity.

Fluctuations in the exchange rate of the Canadian dollar against the U.S. dollar could harm our results of operations.

We may be exposed to fluctuations of the Canadian dollar against the U.S. dollar because we publish our financial statements in Canadian dollars, while a portion of our assets, liabilities, revenues and costs, including, in particular, assets, liabilities, revenues and costs recorded in connection with our joint venture with SunStream Bancorp Inc. (“SunStream”), are denominated in U.S. dollars. Fluctuations in the exchange rate of the Canadian dollar against the U.S. dollar may have a material adverse effect on our earnings or assets when translating U.S. dollars into Canadian dollars.

Risks Related to Regulation and Legal Proceedings

The industry in which we operate and the regulations governing it continue to develop, and if they develop or change in ways that differ from our expectations or ways that are adverse to us, our business and results of operations may be adversely impacted.

Regulations are continuing to be developed for different aspects of the adult-use cannabis industry in Canada. The regulations and market for adult-use cannabis, various cannabis formats and cannabis retail may not develop as we expect or on the timeline that we expect, which could have a material adverse effect on our business and results of operations.

Any adverse changes in regulations, government or judicial interpretation of regulations, or more vigorous enforcement thereof or other unanticipated events could require extensive changes to our operations, increase compliance costs or give rise to material liabilities or a revocation of our licences and other permits and authorizations. Furthermore, governmental authorities may change their administration, application or enforcement procedures at any time, which may adversely impact our ongoing regulatory compliance costs. There is no assurance that we will be able to comply or continue to comply with applicable regulations.

We are dependent upon regulatory approvals and licences for our ability to grow, process, package, store and sell cannabis and other products derived therefrom as well as to own and operate cannabis retail stores through which we and our franchisees sell cannabis products, and these regulatory approvals are subject to ongoing compliance requirements, reporting obligations and fixed terms requiring renewal.

Our Canadian business operations are dependent on licences issued by Health Canada as well as those issued by the various provincial regulators having jurisdiction over the provinces in which we operate licensed cannabis retail stores. Our federal licence for our Olds Facility expires on February 23, 2027, and our licence for our Rocky View Facility, expires on June 11, 2023. Each of these licences was issued for a period of three years. A holder of a cannabis licence under the Cannabis Act (Canada) (the “Cannabis Act”) and the Cannabis Regulations (Canada) (the “Cannabis Regulations”) must apply to renew its licence on or before the licence expiry date. Following receipt of the renewal application, Health Canada will (i) confirm the security clearance status of all relevant individuals; (ii) confirm the status of fees paid (if applicable) and (iii) confirm the status of licences issued by the Canada Revenue Agency under the Excise Act, 2001 (if applicable). Health Canada may also conduct an inspection to verify compliance or ask the licence holder to provide additional information. A renewed licence with a new expiry date will be issued once Health Canada confirms that all requirements have been met. Cannabis licence holders can apply to renew their licence up to four months before the licence expires. Failure to comply with the requirements of the licences or any failure to renew the licences would have a material adverse impact on us. There can be no guarantee that Health Canada will renew our licences, or that such renewals will occur in a timely fashion or on terms similar to our existing licences or otherwise acceptable to us. Any new facilities or the expansion of our business at existing facilities requires the approval of Health Canada, and there is no guarantee that Health Canada will grant such approvals. Health Canada requires new applicants for cannabis licences under the Cannabis Act to have a fully built site that meets all the requirements of the Cannabis Regulations at the time of their application, as well as satisfying other application criteria. Further, according to Health Canada, it will not substantively review our licence applications until the facilities associated with such licence applications are fully constructed and meet all the requirements of the Cannabis Regulations. Any delay in renewing or granting a licence, revocation of an existing licence, refusal to grant a licence or change in the terms of licence could materially adversely impact our expected future operations.

Our ability to continue operating our cannabis cultivation and retail cannabis business is dependent on the good standing of various licences, permits and authorizations from time to time possessed by us and adherence to all regulatory requirements related to such activities. We will incur ongoing costs and obligations related to regulatory compliance, and any failure to comply with the terms of such licences, permits or authorizations, or to renew the licences, permits and authorizations after their expiry dates, could have a material adverse effect on our business, financial results and operations. There can be no assurance that applicable regulators will extend or renew the applicable licences, permits and authorizations, or if extended or renewed, that they will be extended or renewed on the same or similar terms. In the event that the applicable regulators do not extend or renew the applicable licences, permits and authorizations, or should they renew the applicable licences, permits or authorizations on different terms, any such event or occurrence could have a material adverse effect on our business, financial results and operations.

In our retail cannabis segment, our retail licences, permits and authorizations are specific to individual cannabis retail store locations. As our retail business continues to grow, any expansion to or update of our currently operating cannabis retail stores, or the introduction of new cannabis retail stores, will require the approval of the applicable cannabis regulator. There can be no guarantee that the applicable regulator will approve any such expansions and/or renovations, which could have a material adverse effect on our business, results of operations and financial results.

Any failure on our part to comply with applicable regulations could prevent us from being able to carry on our business, and there may be additional costs associated with any such failure.

Our business activities are heavily regulated in all jurisdictions where we do business. Our operations are subject to various laws, regulations and guidelines by governmental authorities, including Health Canada, relating to the cultivation, processing, manufacture, marketing, management, distribution, transportation, storage, wholesale and retail sale, packaging, labelling, pricing and disposal of cannabis and cannabis products. In addition, we are subject to laws and regulations relating to employee health and safety, insurance coverage and the environment. Laws and regulations, applied generally, grant government agencies and self-regulatory bodies broad administrative discretion over our activities, including the power to limit or restrict business activities as well as impose additional disclosure requirements on our products and services.

Health Canada inspectors routinely assess our production facilities for compliance with applicable regulatory requirements. In addition, we have in the past, and in the future may, self-report violations of regulatory requirements to Health Canada and other regulators. Any failure by us to comply with the applicable regulatory requirements could:

•	require extensive changes to our operations;
•	result in regulatory or agency proceedings or investigations;
•	result in the revocation of our licences, permits and authorizations and increased compliance costs;
•	result in damage awards, civil or criminal fines or penalties;
•	result in restrictions on our operations;
•	result in Health Canada or other regulators destroying, seizing or placing a hold on our inventory;
•	harm our reputation; or
•	give rise to material liabilities.

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

Achievement of our business objectives is contingent, in part, upon compliance with regulatory requirements enacted by governmental authorities and obtaining all necessary regulatory approvals for the cultivation, processing, production, storage, distribution, transportation, wholesale and retail sale, import and export, as applicable, of our products. Any failure to comply with the regulatory requirements applicable to our operations may lead to possible sanctions, including:

•	the revocation or imposition of additional conditions on licences, permits and authorizations to operate our business;
•	the suspension or expulsion from a particular market or jurisdiction or of our key personnel;
•	the imposition of additional or more stringent inspection, testing and reporting requirements;
•	product recalls or seizures; and
•	the imposition of fines and censures.

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

Our business is or may become subject to a variety of laws related to controlled substances and money laundering, the application of which to our business is unsettled and still developing and which could subject us to claims or otherwise harm our business.

In the United States, despite cannabis having been legalized for medical use or adult use in a number of states, cannabis and cannabis products, other than hemp and certain hemp-derived products, such as CBD, continue to be categorized at the federal level as a Schedule I controlled substance under the Controlled Substances Act (“CSA”), and subject to the Controlled Substances Import and Export Act, as amended (“CSIEA”). We are or may become subject to various other U.S. federal laws and regulations, including as result of the listing of our common shares on the Nasdaq Capital Market (“Nasdaq”) and lending and providing other financial services to cannabis companies engaging in the adult-use cannabis business in the United States (whether directly or through SunStream). Violations of any U.S. federal laws or regulations, including the CSA and CSIEA, to which we may be found to be subject, whether intentionally or inadvertently, could result in significant fines, penalties, administrative sanctions, convictions or settlements arising from civil proceedings initiated by either the U.S. federal government or private citizens or criminal charges, including disgorgement of profits, cessation of business activities or divestitures. Further, the status of cannabis as a Schedule I controlled substance may cause us, and our business, to be negatively perceived by prospective U.S. investors or other parties, or who may have reputational or other concerns about dealings with a cannabis grower even if it is not distributing any products in the United States, which may limit our ability to access capital in private or public capital markets. For further information about the risks related to U.S. federal laws and regulations with respect to SunStream’s operations, see “—Risks related to our investments—Cannabis remains illegal under U.S. federal law. Strict enforcement of federal laws regarding cannabis would likely result in SunStream’s inability to execute its business plan and may subject us to significant civil or criminal liability and other adverse consequences.”

We also are, or may become, subject to a variety of laws and regulations in Canada, the United States and elsewhere that prohibit money laundering, including the Proceeds of Crime and Terrorist Financing Act (Canada), the U.S. Money Laundering Control Act, as amended, and the rules and regulations thereunder and any related or similar rules, regulations or guidelines issued, administered or enforced by governmental authorities in Canada, the United States or any other jurisdiction in which we may in the future have business operations or to which we may in the future export. Although we believe that none of our activities implicate any applicable money laundering statutes, in the event that any of our business activities, any dividends or distributions therefrom, or any profits or revenue accruing thereby are found to be proceeds of crime under one or more of the statutes described above or any other applicable legislation, any persons, including investors, found to be aiding and abetting us in such violations could be subject to criminal or civil liability. Any violations of these laws, or allegations of such violations, could disrupt our operations, significantly distract management and involve significant costs and expenses, including legal fees. We could also suffer severe penalties, including criminal and civil penalties, disgorgement and other remedial measures.

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

We are, and may in the future become, subject to litigation, regulatory or agency proceedings, investigations and audits from time to time, some of which may adversely affect our business. Should any litigation, regulatory or agency proceeding, investigation or audit in which we become involved be determined against us, such a decision could, among other impacts, adversely affect our ability to continue operating without more onerous restrictions or at all, adversely affect our financial condition and results of operations, harm our reputation, or reduce the value or market price for the common shares. Even if we are involved in litigation, regulatory or agency proceedings, investigations and audits and are ultimately successful, they can require the redirection of significant resources and may also create a negative perception of our brand.

For example, we have received notice of a legal proceeding commenced against us in the province of Quebec by another licensed cannabis producer alleging breach of a supply agreement and have filed a statement of defense. We have recorded a reserve in the amount of $2.6 million at December 31, 2021 in respect of this matter. All litigation steps have been completed, including discoveries and our filing of a defense, and the parties are awaiting to be called by the court to schedule the trial.

In connection with our initial public offering (“IPO”), we and certain of our current and former officers and directors, as well as the underwriters of our IPO, were named as defendants in several actions that alleged violations of securities laws. For further detail in respect of ongoing legal proceedings, please see the section of this Annual Report entitled “Legal Proceedings and Regulatory Actions.”

While we intend to defend ourselves vigorously in all pending and future legal proceedings, we may settle certain matters for strategic reasons, as a part of a resolution of other matters or in order to avoid potentially worse consequences arising from inherently uncertain judicial or administrative processes. Moreover, regardless of the merits of our defenses, if we are unable to resolve certain legal proceedings or regulatory actions, indirect consequences arising from unproven allegations or appealable regulatory findings may have adverse consequences to us. The outcome of any litigation, regulatory or agency proceedings investigations and audits is inherently uncertain. Unfavorable rulings, judgements or settlement terms could have a material adverse impact on our business, liquidity and results of operations.

We are subject to various laws relating to the use of customer information and other personal and confidential information and any non-compliance may result in material adverse consequences to our business.

We collect, process, maintain and use data, including sensitive personal information on individuals, available to us through online activities and other customer interactions with our business. Our current and future marketing programs may depend on our ability to collect, maintain and use this information, and our ability to do so is subject to evolving laws and enforcement trends in Canada and other jurisdictions. There are a number of laws protecting the confidentiality of certain patient health information, including patient records, and restricting the use and disclosure of that protected information. In particular, the privacy rules under the Personal Information Protection and Electronic Documents Act (Canada) (“PIPEDA”), and similar laws in other jurisdictions, protect medical records and other personal health information by limiting their use and the disclosure of health information to the minimum level reasonably necessary to accomplish the intended purpose. We collect and store personal information about our patients and are responsible for protecting that information from privacy breaches. A privacy breach may occur through a procedural or process failure, an IT malfunction or deliberate unauthorized intrusions. Theft of data for competitive purposes, particularly patient lists and preferences, is an ongoing risk whether perpetrated through employee collusion or negligence or through deliberate cyberattack. Moreover, if we are found to be in violation of the privacy or security rules under PIPEDA or other laws protecting the confidentiality of patient health information, including as a result of data theft and privacy breaches, we could be subject to sanctions and civil or criminal penalties, which could increase our liabilities and harm our reputation.

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

The Canadian excise duty framework may affect profitability.

The federal and provincial or territorial legislation and regulatory regimes for cannabis products include excise duties payable by licensed cannabis producers on adult-use cannabis products, in addition to goods and services tax or harmonized sales tax in certain provinces and territories. We currently hold licences issued by the Canada Revenue Agency (“CRA”) required to comply with this excise framework. The rate of the excise duties for cannabis products varies by province and territory. Any significant increase in the rate of excise duties on cannabis products in the future and any restrictive interpretations by the CRA or the courts of the regulatory-like restrictions contained in the Excise Act, 2001 (Canada) (which may be different than those contained in the Cannabis Act) could reduce consumer demands for cannabis products and adversely impact the adult-use cannabis industry and market in general. In addition, any increase in the rate of excise duties on cannabis products in the future could reduce our margins and profitability in the event that we could not or chose not to pass along such increases to consumers.

We are constrained by law in our ability to market our products in Canada.

The development of our business and operating results may be hindered by applicable restrictions on production, sales and marketing activities imposed on us and other licensed producers and cannabis retailers. All products we distribute into the Canadian adult-use market are subject to restrictions with respect to product formats, product packaging and labelling. In addition, the Cannabis Act regulates our marketing activities, including prohibitions on testimonials and endorsements, lifestyle branding, and promotion that is appealing to young persons. Each Canadian province and territory has also enacted regulatory regimes for the distribution and sale of cannabis for adult-use purposes within its jurisdiction. As such, our portfolio of brands, products and services must be specifically tailored, and our marketing activities carefully structured, to comply with individual provincial and territorial rules and regulations.

These restrictions may preclude us from establishing our branding, achieving pricing differentiation, effectively marketing our cannabis products or competing for market share, and may impose costs on us that cannot be absorbed through increased selling prices for our cannabis products.

Risks Related to Cannabis Operations Segment

We face competition from the illegal cannabis market.

We face competition from the illegal dispensaries that are unlicensed and unregulated, and otherwise from illegal market participants, who sell cannabis and cannabis products, including products with higher concentrations of active ingredients, use flavors or other additives that we are prohibited from using, or engage in distribution, advertising and promotion activities in which we are not permitted to engage, use delivery methods that we are prohibited from offering to individuals in Canada, sell products at lower prices, brand products more explicitly, or sell at lower prices. As these illegal market participants do not comply with the regulations governing the cannabis industry, their operations may also have significantly lower costs. The perpetuation of the illegal market for cannabis may have a material adverse effect on our business, results of operations, as well as the perception of cannabis use.

We currently sell, and expect to continue to sell, a significant share of our product to provincial governments through supply contracts that may not generate orders as expected or which may not be renewed.

Under the terms of our production licences issued pursuant to the Cannabis Act, we are restricted as to whom we can sell our cannabis products. We currently derive, and expect to continue to derive a significant portion of our revenues from supply agreements with Canadian provincial and territorial governments, including AGLC, the Ontario Cannabis Store (the “OCS”), the BC Liquor Distribution Branch (the “BCLDB”), Manitoba Liquor and Lotteries (the “MLL”), Saskatchewan Liquor and Gaming Authority (the “SLGA”), New Brunswick Liquor Corporation (the “ANBL”), Nova Scotia Liquor Corporation (the “NSLC”), PEI Cannabis Management Corporation (the “PEICMC”) and Quebec SQDC (the “SQDC”). We also intend to expand our offerings to other provincial and territorial governments across Canada.

Our provincial or territorial supply agreements do not contain purchase commitments or otherwise obligate the purchaser to buy a minimum or fixed volume of products from us and allow the purchaser broad latitude to return product to us. As a result, the amount of cannabis that the AGLC, the OCS, the BCLDB, MLL, SLGA, ANBL, NSLC, PEICMC or SQDC, (collectively, the “Provincial Buyers”) may purchase under our supply agreements, or its price, may deviate significantly from our expectations. In addition, our results of operations could fluctuate materially in the future and could be materially and disproportionately impacted by the purchasing decisions of the Provincial Buyers and any other future government purchasers as well as the return of unsold products. If any of the Provincial Buyers decides to purchase lower volumes of products from us (or return more products) than we expect, charges “slotting fees” in connection with carrying our products, charges additional taxes, insists on a price that is lower than we expect, alters its purchasing patterns at any time with no or limited notice, decides not to continue or begin to purchase our cannabis products at all or does not renew its agreement with us on similar terms or other terms acceptable to us, our results of operations could be materially adversely affected. We have in the past, and may in the future, offer price discounts and other promotions to the Provincial Buyers to promote the movement of slower selling products or as the result of price compression in the market. We also record return provisions in our financial statements based on the estimated likelihood of having additional slow-moving and aged product returned. If we underestimate the magnitude of such return provisions, our results of operation would be negatively affected. In addition, if the legal distributions channels in Canada for cannabis do not continue to develop in accordance with our expectations, either because of delays in the opening of dispensaries or otherwise, our results of operations would be materially adversely affected.

We experience significant customer concentration, with a limited number of customers accounting for a significant portion of our revenues.

Our top five customers in the cannabis operations segment accounted for 78% for the year ended December 31, 2021. Of these customers, three customers have each accounted for more than 10% of our revenues for such period. Inherent risks exist when a large percentage of total revenues is concentrated with a limited number of customers.

It is not possible for us to predict the future level of demand for our products that will be generated by these customers or the future demand for the products of these customers in the consumer marketplace. In addition, revenues from these large customers may fluctuate from time to time based on market demand for our products among consumers, the level which may be affected by market conditions or other factors, some of which may be outside of our control. Further, our contracts with these large customers do not contain purchase commitments or otherwise obligate the purchasers to buy a minimum or fixed volume of products from us (and allow these customers to return product to us for a variety of reasons). If any of our major customers experience declining or delayed sales of our products to consumers due to market, economic or competitive conditions, we could be pressured to reduce the prices we charge for our products, reduce the volume of products we supply to such customers, we could lose the customer or have a substantial amount of product returned to us. Additionally, if any of our large customers were to suffer financial instability, they could refuse or delay payment of outstanding receivables. Any such development may have a material adverse effect on our business, results of operations and financial condition.

Any failure on our or our retail store suppliers’ part to comply with supplier standards established by provincial or territorial distributors could prevent us from accessing certain markets in Canada.

Government-run provincial and territorial distributors in Canada require suppliers to meet certain service and business standards, and routinely assess their suppliers for compliance with these standards. For example, our current supply agreement with the AGLC permits the AGLC to inspect and test our products for compliance with a rigorous set of criteria, including packaging, labelling, timing and stated quality test results. We use third parties to extract delta-9-tetrahydrocannabinol (“THC”) and hemp-derived cannabidiol (“CBD”) for use in various product offerings, including for use in our vape products. Any failure by us or our third-party suppliers to comply with such standards could result in our being disqualified as a supplier and could lead to the termination or cessation of orders under existing or future supply contracts. If any of the foregoing events were to occur, our business, financial condition and results of operations could be materially adversely impacted.

We, or the cannabis industry more generally, may receive unfavorable publicity or become subject to negative consumer or investor perception.

We believe that the cannabis industry is highly dependent upon positive consumer and investor perception regarding the benefits, safety, efficacy and quality of cannabis and cannabis products. Such categories of products having previously been commonly associated with various other narcotics, violence and criminal activities, and there is a risk that our business might attract negative publicity. Perception of the cannabis industry and cannabis products, currently and in the future, may be significantly influenced by scientific research or findings, regulatory investigations or proceedings, litigation, political statements, media attention and other publicity (whether or not accurate or with merit) both in Canada and in other countries relating to the benefits and risks of consuming cannabis or cannabis products, including unexpected safety or efficacy concerns or the activities of industry participants. There can be no assurance that future scientific research, findings, regulatory investigations or proceedings, litigation, political statements, media attention or other research findings or publicity will be favorable to cannabis or cannabis products. Adverse future scientific research reports, findings, regulatory investigations or proceedings, and political statements, that are, or litigation, media attention or other publicity that is, perceived as less favorable than, or that questions, earlier research reports, findings or publicity (whether or not accurate or with merit) could result in a significant reduction in the demand for cannabis or cannabis products. Further, adverse publicity reports or other media attention regarding consumption of cannabis being associated with physical or mental illness or other negative effects or events, the safety, efficacy and quality of cannabis or cannabis products generally, as well as our current or future products and facilities, specifically could adversely affect us. Adverse publicity could arise even if the adverse effects associated with cannabis-use resulted from consumers’ failure to use such products legally, appropriately or as directed.

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

We do not ultimately have direct control over how we or the cannabis industry is perceived by others. Reputational issues may result in decreased investor confidence, declines in our stock price, litigation, difficulty in obtaining financing, increased challenges in developing and maintaining community relations and may otherwise present an impediment to our overall ability to advance our business strategy and grow our business.

We may be subject to additional risks if we expand our cannabis operations internationally.

We may in the future expand our cannabis operations internationally, including to the United States, by importing or exporting cannabis products, establishing cultivation operations in other jurisdictions or otherwise. Pursuant to the Cannabis Act, only industrial hemp or cannabis used for medical or scientific purposes may currently be imported into or exported from Canada. Any such import or export requires a permit. In the future, we may seek permits to import or export cannabis and cannabis products. If we do not receive the required permits or receive licences with limitations that we do not expect, our ability to import and export cannabis and cannabis products could be materially adversely affected.

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

As a result of any international expansion, we may become exposed to various levels of political, economic, legal, regulatory and other risks and uncertainties associated with operating in or exporting to foreign jurisdictions. These risks and uncertainties include changes in the laws, regulations and policies governing the production, sale, branding, marketing, and use of cannabis and cannabis-based products; political instability; currency controls; fluctuations in currency exchange rates and rates of inflation; price, export and import controls; land and water restrictions; government policies awarding contracts to local competitors or requiring domestic producers or vendors to purchase supplies from a particular jurisdiction; changes in taxation laws, regulations and policies; restrictions on foreign exchange and repatriation; changing political conditions and governmental regulations relating to foreign investment and the cannabis business more generally.

Failure to comply strictly with applicable laws, regulations and local practices could result in additional taxes, costs, civil or criminal fines or penalties or other expenses being levied on our international operations, as well as other potential adverse consequences such as the loss of necessary permits or governmental approvals or the inability to grow our business in these jurisdictions. Complying with the varying laws of the jurisdictions in which we may choose to expand can be time consuming, expensive and divert management attention from the rest of our business.

Risks Related to Retail Operations Segment and Franchise Operations

We face risks associated with our franchise business model.

We receive a significant portion of our cannabis retail revenue in the form of franchise royalty payments. Failure to collect payments due to us from our franchisees, due to their inability to make timely payments, dispute with us or otherwise, could have a material adverse effect on our results of operations and financial condition. Our franchisees operate franchised retail locations independently, and as such are subject to many factors beyond our control, all of which could adversely affect such franchisees’ ability to make timely royalty payments to us.

As a result, the success of our retail business and results of operations is significantly dependent upon the success of our franchisees' retail cannabis stores and their cooperation with us. Our franchisees' stores may be adversely affected by: declining economic conditions; increased competition in the retail cannabis market; changes in consumer preferences; demographic trends; changes in consumer sentiments towards the use of cannabis products; decreases in consumers’ discretionary income; consumers' willingness to accept product price increases; adverse weather conditions; our reputation, the strength of the Spiritleaf brand and consumer perception of our market position and offerings in terms of quality, price, value and service; consumers' experiences in our retail cannabis stores; and other risk factors related to operation of cannabis retail stores discussed in this Annual Report, to the extent they apply to such franchisees.

Our franchisees may also be susceptible to increases in certain key operating expenses that are either wholly or partially beyond our control, including: labour costs, including wages, workers' compensation, minimum wage requirements, health care and other benefits expenses; rent expenses and construction, remodeling, maintenance and other costs under leases; compliance costs as a result of changes in legal, regulatory or industry standards; energy, water and other utility costs; insurance costs; information technology and other logistical costs; and expenses associated with legal proceedings, if any.

Our success also relies on the willingness and ability of our independent franchisees to implement major initiatives, which may include financial investment, and to remain aligned with us on operating, value/promotional and capital-intensive reinvestment plans. The ability of franchisees to contribute to the achievement of our plans is dependent in large part on the availability to them of funding at reasonable interest rates and may be negatively impacted by the financial markets in general, by their or our creditworthiness or by banks’ lending practices. If our franchisees are unwilling or unable to invest in major initiatives or are unable to obtain financing at commercially reasonable rates, or at all, our future growth and results of operations could be adversely affected.

In addition, franchise retail cannabis stores are subject to various laws, regulations and guidelines relating to the management, packaging/labelling, advertising, sale, transportation, storage and disposal of cannabis, and our franchisees may not comply with such laws, regulations and guidelines, which may adversely affect the franchisee’s ability to operate profitably, without incrementally onerous restrictions or at all, and which may therefore limit the franchisee’s ability to make timely and full payments to us. In addition, franchisees’ failure to comply, which we may be unable to prevent, may harm our brand, which could have a material adverse effect on the reputation, profitability and operations of our entire corporate-owned and franchised cannabis retail network.

Our ownership mix also affects our results and financial condition. The decision to own or to operate under franchise agreements is driven by many factors whose interrelationship is complex. The benefits of a franchised structure depend on various factors including whether we have effectively selected franchisees, licensees and/or affiliates that meet our rigorous standards, whether we are able to successfully integrate them into our structure and whether their performance and the resulting ownership mix supports our brand and financial objectives.

Our success in the cannabis retail market is dependent, in part, on our ability to attract and retain an adequate retail consumer base.

Our success in the cannabis retail market depends, in part, on our ability to attract and retain consumers and to establish an adequate consumer base. There are many factors which could impact our ability to attract and retain retail consumers, including but not limited to the ability to continually source a sufficient selection of desirable products, the successful implementation of consumer-acquisition plans, the ability to profitably maintain price points attractive to consumers, the ability to secure leases and open retail stores in locations convenient to consumers, the ability to select a sufficient number of qualified franchisees and such franchisees’ ability effectively manage retail locations, and the continued growth in the aggregate number of consumers. The failure to acquire and retain consumers would have a material adverse effect on our business, operating results and financial condition.

We may lease unlicensed premises for potential cannabis retail stores with no guarantee of generating earnings.

We may enter into lease agreements for locations which are not subject to permit or licence to sell cannabis products at the time of entry into the lease. In the event we are unable to obtain applicable licences, permits and authorizations to sell cannabis products at such locations in compliance with applicable law, but are unable to terminate the lease or sub-lease the premises, we will be liable for payments on the lease, but may have no or limited revenues from which to make such payments, which could have a material adverse effect on our business, financial conditions and operating results.

Our retail business is dependent on the supply of cannabis products from third-party licensed producers.

Cannabis retailers are dependent on the supply of cannabis products from licensed producers. There can be no assurance that there will be a sufficient supply of cannabis of acceptable quality and at an acceptable price available to us to purchase in order to operate our cannabis retail business or satisfy all of consumers’ demand. Licensed producers’ growing operations are dependent on a number of key inputs and their related costs, including raw materials and supplies. Any significant interruption or negative change in the availability or economics of the supply chain for key inputs could materially impact licensed producers and, in turn, could have a material adverse effect on our business, results of operations and financial results. Any inability of licensed producers to provide us with sufficient supply of cannabis at acceptable prices as a result of factors that include, but are not limited to, the risks described in this Annual Report that are applicable to our cannabis operations, could have a material adverse effect on our business, financial condition and results of operations.

We may not be able to find additional franchisees who meet our desired criteria, and even if we do, they may ultimately be unable to open franchise locations.

The opening of additional franchise retail cannabis stores depends, in part, upon the availability of prospective franchisees who meet our desired criteria. We may not be able to identify, recruit or contract with suitable franchisees in our target markets on a timely basis or at all. In addition, our potential franchisees may not ultimately be able to access or effectively utilize the financial or management resources that they need to open the stores contemplated by their agreements with us, they may elect to cease store development for personal or other reasons beyond our control, or they may ultimately not be permitted to open a store due to limits on the number of licences available for retail locations in a particular province or municipality or other regulatory or business reasons. If we are unable to recruit suitable franchisees or if franchisees are unable or unwilling to open new stores as planned, our growth may be slower than anticipated, or cease, which could materially adversely affect our ability to increase our revenue and materially adversely affect our business, financial condition and results of operations.

We face risks imposed by franchise regulation.

Our cannabis retail franchise business is subject, in part, to provincial franchise requirements, provincial laws regulating the offer and sale of franchises in Canada through the provision of franchise disclosure documents to potential franchisees containing certain mandatory disclosures, and various provincial laws regulating the franchise relationship. There can be no assurance that we will maintain compliance with such laws at all times, and non-compliance could adversely impact our fundraising activities and thereby reduce anticipated royalty income, which in turn could materially adversely affect our business, financial condition and results of operations.

Certain provinces of Canada in which we have granted or may grant franchises have franchise statutes and regulations. These franchise laws require a disclosure document or statement of a material change to be issued to prospective franchisees containing prescribed information. Failure to comply with these statutes can result in a prospective franchisee having the right to rescind the associated franchise agreement, without penalty or obligation, for up to 60 days after receipt of the disclosure document, if the franchisor failed to provide the disclosure document or statement of material change within the time period prescribed or if the contents did not meet the requirements set out in the relevant legislation, or for a period of up to two years after entering into the associated franchise agreement if the franchisor failed to provide the disclosure document. In addition, if a franchisee suffers a loss because of a misrepresentation contained in the disclosure document or in a statement of a material change or as a result of the franchisor failing to comply with the disclosure requirements, a franchisee has a right of action for damages. These rights are in addition to any other rights a franchisee may have at law.

Risks Related to Our Cannabis Cultivation Operations

We are dependent upon a limited number of facilities that are integral to our cannabis cultivation and production business.

As of the date of this Annual Report, all our cultivation and production activities are conducted at our Olds Facility and Rocky View Facility, and our licences issued under the Cannabis Act are specific to those facilities. Disruptions at, or adverse changes or developments affecting, our Olds Facility or Rocky View Facility, including municipal rezoning, facility design errors, environmental pollution, equipment or process failures, production errors, disease or infestation of our crops, fires, breakdowns of our sewage system, explosions, power failures, natural disasters or security failures, have had and could in the future have negative impacts on our production, the quality of our products, our reputation in the market and our financial results – any one of which could materially adversely impact our business. For example, a fire at our Olds Facility in December 2018 damaged a portion of our crops and caused some delays in our production cycle. In addition, any failure to comply with regulatory requirements under the Cannabis Act could result in the suspension or termination of our Health Canada licences and could have an adverse impact on our ability to renew such licences.

We currently rely on a limited number of suppliers for our extraction requirements.

Although we have recently commenced extraction activities at our facility at Olds, we currently depend, and may continue to depend on a limited number of suppliers for extracting THC and CBD for use in certain of our cannabis products. We cannot ensure that these suppliers will remain in business, have sufficient capacity or supply to meet our needs or that they will not be purchased by one of our competitors or another company that is not interested in continuing to work with us. Our use of single-source suppliers exposes us to several risks, including disruptions in supply, price increases or late deliveries. There are, in general, relatively few alternative sources of supply for substitute components. Our current vendors may be unable or unwilling to meet our future demands for our supply needs. Establishing additional or replacement suppliers for these components, materials and processes could take a substantial amount of time and it may be difficult to establish replacement suppliers who meet regulatory requirements. Any disruption in supply from any single-source supplier or service provider could lead to supply delays or interruptions, which would damage our business, financial condition, prospects and results of operations.

If we were to have to switch to a replacement supplier, the manufacture and delivery of our products could be interrupted for an extended period, which could adversely affect our business. Furthermore, although we are developing our own extraction capabilities, there is no guarantee that we will be successful in doing so or that we will have sufficient capacity to meet our supply needs. We may not be able to quickly establish additional or replacement suppliers for our extraction needs, if required. If we are able to find a replacement supplier, the replacement supplier would need to be licensed by Health Canada, which might require additional regulatory authority approval, which could result in further delay. Any interruption or delay in the supply of components or materials for our products or our inability to obtain components or materials from alternate sources at acceptable prices, or at all, in a timely manner, could impair our ability to meet the demand of our customers and cause them to cancel orders.

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

The cultivation of cannabis is an agricultural process. As such, our business is subject to the risks inherent in the agricultural business, including risks of crop failure presented by weather, insects, fire, plant diseases and similar agricultural risks. Although we currently grow our products indoors under climate-controlled conditions, there can be no assurance that natural elements, such as extreme weather, insects and plant diseases, will not partially or completely disrupt our production activities or have an adverse effect on our business. Cannabis plants can be vulnerable to various pathogens including bacteria, fungi, viruses and other miscellaneous pathogens. We have had to dispose of crops in the past due to pathogens. Such instances often lead to reduced crop quality, stunted growth or death of the plant. Moreover, cannabis, including hemp, is “phytoremediative”, meaning that it may extract toxins or other undesirable chemicals or compounds from the ground in which it is planted. Various regulatory agencies have established maximum limits for pathogens, toxins, chemicals and other compounds that may be present in agricultural materials. In addition, we have experienced, and may in the future experience, production issues at our facilities, including poor crop yields, harvests of product with THC concentration that is too low to meet product specifications, fires, floods and contamination of our product from foreign objects. As a result of the foregoing, our products may not be suitable for commercial sale or may be returned to us by our customers, and we may have to destroy the affected portions of our crops.

Natural disasters, unusual weather, pandemic outbreaks such as COVID-19, boycotts and geo-political events or acts of terrorism could adversely affect our operations and financial results.

The occurrence of one or more natural disasters, such as hurricanes, floods and earthquakes, unusually adverse weather, pandemic outbreaks of influenza and other highly communicable diseases or viruses, such as the COVID-19 virus, boycotts and geo-political events, such as civil unrest in countries in which our operations are located and acts of terrorism, or similar disruptions could adversely affect our business, financial condition, liquidity and results of operations. These events could result in physical damage to one or more of our properties, increases in fuel or other energy prices, the temporary or permanent closure of one or more of our facilities (production or retail) or our customers, the temporary lack of an adequate workforce in a market, the temporary or long-term disruption in the supply of products from suppliers, the temporary disruption in the transport of goods, delay in the delivery of goods to and from our facilities, and the disruption to our information systems.

In March 2020, as a result of the COVID-19 pandemic, Alberta declared a state of emergency and ordered the closure of schools and certain other public facilities. Alberta also amended its rules around paid sick leave to allow full and part-time employees to take 14 days of job-protected leave if they are required to self-isolate or caring for a dependent that is required to self-isolate. In addition, we announced enhanced safety protocols at our Canadian facilities, staffing measure changes and implemented remote work procedures for its corporate staff. Such measures and government mandates may not be effective and one or more of our employees may get sick and may come to work infected, necessitating a short or long-term closure of the affected facilities, disrupting production. Such measures and mandates may also increase our expenses and otherwise impair our production levels or cause us to close or severely limit production at our facilities. Further, licensed cannabis retail stores in Canada may close voluntarily or be forced to close by the provincial governments, reducing our ability to distribute cannabis and otherwise potentially materially adversely affecting our business and results of operations. Consumer demand for cannabis and our other products may be reduced as a result of reductions in consumers’ disposable income associated with lay-offs and work or pay limitations due to mandatory social distancing and lockdown measures implemented by governments in the geographies where we operate. Production limitations, delays or stoppages, social distancing measures and other impediments affecting our suppliers, partners, producers of goods (such as vape hardware) and retail operations should they materialize, may make it difficult, more costly, or impossible for Sundial to produce or distribute cannabis, conduct quality testing, extract cannabis oils, or otherwise market and sell products. For example, we have experienced delays in shipment of vape cartridge hardware for our products from China. Limitations on the function of Health Canada and other regulators as a result of remote work of its employees or redeployment of its resources to addressing the pandemic may delay our communications with the regulatory authorities and delay renewal of our existing licences or the receipt of additional licences, permits and approvals required for our operations, should such licences, permits and approvals be sought. If macroeconomic conditions continue to worsen in Canada and the rest of the world, demand for cannabis and our other products may significantly decline and industry participants, including our customers and suppliers, may face financial hardship. In addition, the increased market volatility resulting from global business and economic disruption related to the pandemic and measures to contain it has made it more difficult for companies to access capital markets. Such volatility has hampered, and may in the future hamper, Sundial’s efforts to secure additional financing.

The future impact of the COVID-19 pandemic, including as a result of the introduction of more infectious or severe variants, on the Canadian cannabis market is uncertain. Even after the pandemic subsides, our businesses could also be negatively impacted should the effects of COVID-19 lead to changes in consumer behavior, including as a result of a decline in discretionary spending due to the adverse impact that the COVID-19 pandemic has had on the Canadian economy, financial markets and employment levels. During the past year, financial conditions for the cannabis industry have faced increased volatility. If such volatility continues, or there is a prolonged recession resulting from the COVID-19 pandemic, resulting in declines of cannabis purchases by consumers, our business, financial condition, results of operations and cash flows would be materially adversely affected.

Significant interruptions in our access to certain key inputs such as labor, raw materials, electricity, water and other utilities may impair our growing operations and materially affect our business.

Our production business is dependent on a number of key inputs and their related costs, including raw materials, supplies and equipment related to our operations, as well as electricity, water and other utilities. Any significant interruption, price increase or negative change in the availability or economics of the supply chain for key inputs and, in particular, rising or volatile energy costs could curtail or preclude our ability to continue production and may have a material adverse impact on our business and results of operations. While we believe we have met all milestones and have made application for all subsidies, there is no assurance that subsidies will continue or that our outstanding applications will be approved. In addition, our operations could be significantly affected by a prolonged power outage. Furthermore, our cultivation operations require a significant amount of electricity as a result it may be difficult for us to locate areas to construct additional cultivation operations as we grow.

Our ability to compete and grow cannabis is dependent on us having access, at a reasonable cost and in a timely manner, to skilled labor, equipment, parts and components. No assurances can be given that we will be successful in maintaining our required supply of labor, equipment, parts and components.

Our headquarters, Olds Facility and Rocky View Facility, are in Alberta, a province whose economy has historically relied heavily on the oil and gas industry. During periods of strong oil and gas industry conditions, we may face increased competition for employees, which could harm our ability to attract and retain employees or increase our compensation costs.

Failure in our quality control systems may adversely impact our sales volume, market share and profitability.

The quality and safety of our products are critical to the success of our business and operations. As such, it is imperative that our (and our service providers’) quality control systems operate effectively and successfully. Quality control systems can be negatively impacted by the design of the quality control systems, the quality training program, and adherence by employees to quality control guidelines, among other factors. Although we strive to ensure that we and all of our service providers have implemented and adhere to high caliber quality control systems, we or our service providers could experience a significant failure or deterioration of such quality control systems. If, as a result of a failure in our (or our service providers’) quality control systems, contamination of, or damage to, our inventory or packaged products occurs, we may incur significant costs in replacing, destroying or repurposing such inventory, providing replacement products to our customers or recalling such products. We may be unable to meet customer demand and may lose customers who have to purchase alternative brands or products. In addition, consumers may lose confidence in our products whether affected or not and our brand may be materially damaged. A loss of sales volume from a contamination event may occur, and such a loss may affect our ability to supply our current customers and to recapture their business in the event they are forced to switch products or brands, even if on a temporary basis. We may also be subject to legal action as a result of a contamination, which could result in negative publicity and negatively impact our results of operations. During this time, our competitors may benefit from an increased market share that could be difficult and costly to regain.

We may not be able to store or transport our cannabis products to customers in a safe, timely and cost-efficient manner, and we may experience breaches of security at our facilities or loss as a result of theft of our products.

Because of the nature of our products and the limited legal channels for distribution, as well as the concentration of inventory in our facilities (including our licensed cannabis retail stores), we are subject to a heightened risk of theft of our product and other security breaches.

Canadian adult-use distribution rules take various forms on a jurisdiction-by-jurisdiction basis and often require us to employ third parties to deliver our products to central government sites and from such sites to our cannabis retail stores. Any prolonged disruption of third-party transportation services could have a material adverse effect on our sales volumes or our end users’ satisfaction with our products. Rising costs associated with third-party transportation services used by us to ship our products may also adversely impact our profitability.

The security of our products during transportation to and from our facilities is of the utmost concern. A breach of security at one of our facilities, or during transport or delivery, could result in the significant loss of product as well as customers and reputational damage and may expose us to additional liability, including regulatory fines, litigation or increased expenses relating to the resolution and future prevention of similar events. Any failure to take steps necessary to ensure the safekeeping of our cannabis could also have an impact on our ability to continue operating under our existing licences, to renew or receive amendments to our existing licences or to receive required new licences.

Risks Related to Our Liquor Retail Business

A decline in the consumption of alcoholic beverage products could materially adversely affect our business, financial condition and results of operations.

Our Company relies on consumers' demand for the alcoholic beverage products it sells in its Alcanna stores. Consumer preferences may shift due to a variety of factors, including changes in demographic or social trends, public health policies, and changes in leisure, dining and beverage consumption patterns. Even if overall liquor consumption does not decline, shifts in consumer preferences from alcoholic beverage products that are more profitable (for example, high-end wine or the Company's preferred label products) to those that are less profitable (for example, domestic beer), could materially adversely affect the Company’s business, financial condition, liquidity and results of operations.

A decline in consumption of alcohol generally or of one or more alcoholic beverage product categories could occur in the future due to a variety of factors, including:

•	a general decline in economic or geopolitical conditions and/or decline in discretionary consumer income;
•	increased public concern about the health consequences of consuming alcoholic beverage products;
•

a decline in the consumption of alcoholic beverage products in on-premise establishments, resulting in a decline in alcohol beverage products purchased by such establishments on a “cash and carry” basis;

•	consumers favoring alcohol consumption at bars and restaurants instead of purchasing liquor for consumption at home;
•	consumer dietary preferences favouring lighter, lower calorie beverages such as diet soft drinks, sports drinks and water products;
•	consumer shopping preferences favouring online shopping, resulting in less foot traffic in shopping centres where the Company's retail liquor stores are located;
•	the increased activity of anti-alcohol consumption groups;
•	a decline in the consumption of alcoholic beverage products as a result of consumers substituting legalized recreational cannabis or other similar products in lieu of alcoholic beverage products;
•

increased federal, provincial and/or foreign excise or other taxes on alcoholic beverage products that increase product prices for the consumer and possible restrictions on alcoholic beverage advertising and marketing;

•

increased regulation placing restrictions on the purchase or consumption of alcoholic beverage products or increasing prices due to the imposition of duties or excise tax or changes to international trade agreements or tariffs;

•	inflation; and
•	wars, pandemics (including COVID-19), weather and natural or man-made disasters.

Changes in government regulations, in particular changes which decrease the cost of competition, could have a material adverse effect on the Company’s business, financial condition and results of operations.

The Company operates in the highly regulated retail liquor industry in the Provinces of Alberta and British Columbia. The business, operations or licensing of liquor stores may be adversely affected by: (i) new legislation, regulations, rules or bylaws; (ii) changes and court challenges to existing legislation, regulations, rules or bylaws; (iii) new interpretations of existing legislation, regulations, rules or bylaws; or (iv) decisions of the AGLC, the Liquor Control and Licensing Branch of the Province of British Columbia (the "LCRB"), or other governmental authorities (including federal, provincial, municipal, or other local governments or agencies) or applicable courts. Such regulatory changes, interpretations or decisions could increase the cost of operating the Company’s liquor retail business, limit the marketing, sales and other activities in which the Company is permitted to engage, limit the number and types of retail locations the Company can operate, or require the Company to cease operations altogether.

In addition to the foregoing, as a result of the Province of British Columbia's 2021 renewal of the moratorium on granting new liquor licences for the next ten years, new liquor stores cannot be opened in the province except pursuant to an existing license purchased from another liquor retailer. Growing the Company’s liquor retail network in the Province of British Columbia would, accordingly, require the purchase of existing licenses from other retailers, which may not be available on acceptable terms or at all, which may limit the Company’s ability to profitably expand in this market, resulting a material adverse effect on the Company’s business, financial condition, liquidity, results of operations and prospects.

The private retail distribution of alcoholic beverages in the Provinces of Alberta and British Columbia is both competitive and fragmented. Competition exists mainly on a local basis with the main competitive factors being location, convenience, price and service. Changes in the regulatory regime in a particular jurisdiction, for example to allow the licensing of more retail locations or reduce costs for new entrants in the industry, may increase competition that could materially adversely affect the Company’s business, financial condition, liquidity and results of operations.

In the Province of Alberta, the Company competes with local single store operators, other local and regional chain operators, and liquor stores associated with national and regional grocery store chains. The current regulatory regime in Alberta limits certain of the potential competitive advantages of large-scale retailers by, among other things, requiring liquor stores to be operated as a separate business, prohibiting the sale of liquor in stores selling other goods and by requiring all retailers to pay the same wholesale price and a uniform "postage stamp" delivery charge. Some municipalities have enacted zoning restrictions that limit the number of liquor store locations by establishing minimum distances of liquor stores to schools, religious establishments, playgrounds, and other areas. The Cities of Edmonton and Calgary have also enacted a "mature neighborhood overlay", requiring a minimum distance separation between two liquor stores of 500 meters (subject to certain "grandfathering" exceptions) in certain areas of the city. These zoning requirements limit the amount of competitors and competition in general in these municipalities and if they were to be relaxed or eliminated, this could adversely affect the Company’s business, financial condition, liquidity and results of operations.

In the Province of British Columbia, Alcanna competes with government owned and operated liquor stores, local independent stores and wine stores. A retail liquor store is not permitted to be relocated anywhere within 1.0 kilometers of an existing retail liquor store, or the site of an application to licence a new retail liquor store (subject to certain "grandfathering" exceptions). This arrangement limits the number of competitors who are able to enter into the market. Wine is permitted to be sold inside retail grocery stores in British Columbia as long as the grocery store obtains or owns a licence and complies with the current licensing requirements (including the 1.0 km separation requirements to another liquor store). Prior to July 8, 2019, only BC VQA wines were permitted to be sold; however, in order to comply with the United-States-Mexico-Canada Agreement, the Province of British Columbia now allows imported wine to be sold on grocery store shelves.

In addition, competition with new entrants in the liquor retail industry in the Province of British Columbia is reduced as a result of the above-described moratorium on granting new liquor retail licenses. Should such moratorium be lifted, competition in the British Columbian liquor retail industry could increase. If the moratorium remains and the Company’s competitors are able to purchase existing liquor retail licenses on acceptable terms while the Company is not able to do so, the Company may face increased competition, lower market share or similar adverse competitive consequences, all of which could result in a material adverse effect on its business, financial condition, liquidity, results of operations and prospects.

Any future changes to the British Columbia or Alberta regulatory regimes may have a significant impact on the level of competition and the value of licences in such provinces, and therefore could materially adversely affect business, financial condition, liquidity and results of operations.

Unfavourable publicity or poor consumer perception of the Company’s liquor retail brands could have a material adverse effect on the Company’s business, financial condition and results of operations.

Success in the highly competitive retail liquor industry is dependent upon consumer perception of a number of factors, including the accessibility, affordability and safety of a company's retail liquor stores. The Company's reputation, and consequently its brands, may be negatively affected by various factors, several of which may be outside of the Company's control, including, but not limited to, the Company’s ability to maintain prices for its products despite any increases in costs, the quality and safety of alcohol products supplied to the Company and the success of the Company’s branding, marketing and advertising efforts. In addition, thefts and robberies of retail liquor stores in Alberta have become a publicized issue that may deter customers from shopping at the Company's stores. There can be no assurance that the Company's efforts to maintain the physical security and safety of its retail locations will be successful, or that future media attention or publicity regarding this issue, and other consumer perceptions, will be favourable to the Company's retail liquor business. Any unfavourable publicity or consumer perceptions could materially adversely affect the Company's business, financial condition, liquidity and results of operations.

If a significant number of the Company’s retail liquor licences were revoked or not renewed, or if the Company failed to secure new retail liquor licences, there could be a material adverse effect on its business, financial condition, liquidity and results of operations.

All of the Company’s Alberta liquor retail stores are operated pursuant to licences issued by the AGLC, which must be renewed annually. Similar to the process in Alberta, the Company’s liquor retail store in British Columbia is operated pursuant to a licence issued by the LCRB, which must be renewed annually. The AGLC and the LCRB have discretion in the granting or revocation of a licence to operate a liquor store. If a significant number of the Company's licences were revoked or not reissued, if their terms were modified in a manner materially adverse to the Company, or if new licences for any network expansion are not granted in a timely manner, on favorable terms or at all, it could materially adversely affect the Company's business, financial condition, liquidity and results of operations.

Delays or interruptions in the supply of liquor to the Company’s retail locations, or spoilage or shrinkage of the Company’s inventory, could have a material adverse effect on the Company’s business, financial condition and results of operations.

The Company is dependent upon a limited number of distributors for a substantial majority of its products. Specifically, liquor store operators in Alberta are dependent on the Connect Logistics Service warehouse and Brewers Distributor Ltd. for the substantial majority of their products. In British Columbia, liquor store operators are dependent on the British Columbia Liquor Distribution Branch (the "BCLDB") for the majority of their products. Any significant disruptions in the operations of these distributors, as a result of, for example, a labour disturbance, lack of product supply, pandemics or epidemics (including COVID-19), natural disasters or severe weather events, road or other transportation link closures, acts of crime, war or terrorism, or for any other reason,   and a resulting interruption, delay or reduction in supply could materially adversely affect the Company’s business, financial condition, liquidity and results of operations.

In addition, once the Company’s supply enters its inventory, it may be subject to spoilage, breakage or shrinkage. Spoilage, breakage or shrinkage of inventory at levels materially greater than what the Company’s plans or budgets for could have a material adverse effect on the Company’s business, financial condition, liquidity and results of operations.

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

Our success depends, in part, on our ability to attract and retain customers who in turn sell to ultimate consumers of cannabis and cannabis-related products. To do this, we are dependent upon, among other things, continually producing desirable and effective products and the continued growth in the aggregate number of adult-use cannabis consumers. We have made significant investments in enhancing our brand to attract consumers. Subject to the applicable legal restrictions, we expect to continue to make significant investments to promote our current products to new consumers and new products to current and new consumers. Such campaigns can be expensive and may not result in increased sales. If we are unable to attract new consumers or retain existing consumers and customers, we may not be able to increase our sales or sustain our business.

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

The legal cannabis market is a relatively new industry. As a result, the size of our target market is difficult to quantify, and investors will be reliant on their own estimates on the accuracy of market data.

Because the cannabis industry is in a nascent stage, there is a lack of information about the total addressable market as well as comparable companies available for potential investors to review in deciding about whether to invest in us. In addition, the development of the legal cannabis market is dependent on Health Canada and other regulators approving licences for retail stores and other distribution channels in a timely fashion. Any delays in such approvals or other regulatory developments may impact our market and price estimates, which may make it difficult to develop reliable expectations and assumptions. Accordingly, investors should rely on their own estimates regarding the potential size, economics and risks of the cannabis market in deciding whether to invest in our common shares. We have not generated net earnings since our inception and there can be no assurance that we will do so in the future. There can be no assurance that our growth estimates are accurate or that the cannabis market will be large enough for our business to be profitable or to grow as projected.

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

We may be unsuccessful in competing in the overall legal adult-use cannabis market in Canada.

Our Canadian adult-use business faces enhanced competition from others who are licensed under the Cannabis Act and the various provincial and territorial regulatory regimes to participate in the adult-use cannabis industry. The Cannabis Act and the various provincial and territorial legislation have established licensing regimes for the cultivation, production, processing, testing, packaging, labelling, delivery, transportation, distribution, sale, possession and disposal of cannabis for adult use.

Subject to certain restrictions set out in the Cannabis Act, adults are permitted to cultivate, propagate, harvest and distribute up to four cannabis plants per household. If a significant number of individuals take advantage of the ability to cultivate and use their own cannabis, our success in the adult-use business may be limited and may not fulfill our expectations.

As of April 1, 2022, approximately 838 licences were issued under the Cannabis Act by Health Canada. Certain of these competitors have longer operating histories and significantly greater financial, production, marketing, research and development and technical and human resources than we do. Some of these competitors have become public companies in the United States or Canada, giving them the ability to raise significant amount of capital quickly or use their publicly traded equity securities to conduct acquisitions. In addition, like us, many other competitors have established retail locations. As a result, our competitors may be able to bring more and better products to market more quickly than us. Our commercial opportunity in the adult-use market could be reduced or eliminated if our competitors produce and commercialize products for the adult-use market that, among other things, are safer, more effective, more convenient, better quality or less expensive than the products that we produce, have greater sales, marketing and distribution support than our products, enjoy enhanced timing of market introduction and perceived effectiveness advantages over our products and receive more favorable publicity than our products. If our adult-use cannabis products do not achieve an adequate level of acceptance by the adult-use cannabis market, or if our retail stores do not achieve and sustain adequate customer bases, we may not generate sufficient revenue from these operations, and our adult-use cannabis business may not become profitable. We expect that competition in the adult-use cannabis market will become more intense as current and future competitors begin to offer an increasing number of diversified products. As competition increases, we may experience additional downward price pressure on our cannabis products, loss of market share and increased marketing costs. To remain competitive, we will require a continued high level of investment in marketing, sales and client support, and we may not have sufficient resources to maintain such efforts.

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

In addition, the legal landscape for medical and adult-use cannabis is changing internationally. An increasing number of jurisdictions globally are passing laws that allow for the production and distribution of medical or adult-use cannabis. Increased international competition, including competition from suppliers in other countries who may be able to produce at lower cost, and limitations placed on us by Canadian or other regulations, might lower the demand for our products on a global scale.

Consumer preferences may change, and we may be unsuccessful in acquiring or retaining consumers and keeping pace with changing market developments.

As a result of changing consumer preferences, many consumer products attain financial success for a limited period of time. Even if our products find success at retail, there can be no assurance that such products will continue to be profitable. Our success will be significantly dependent upon our ability to develop and carry new and improved product lines and adapt to consumer preferences. Even if we are successful in introducing new products or developing our current product offerings, a failure to gain consumer acceptance or to update products and our product offerings could cause a decline in our products’ or our retail stores’ popularity and impair our brand. In addition, we may be required to invest significant capital in the creation of new product lines, strains, brands, marketing campaigns, packaging and other product features — none of which are guaranteed to be successful. Failure to introduce new features and product lines and to achieve and sustain market acceptance could result in us being unable to satisfy consumer preferences and generate revenue.

The legal cannabis industry is in its early stages of development, and it is likely that we, and our competitors, will seek to introduce new products in the future. In attempting to keep pace with any new market developments, we may need to spend significant amounts of capital in order to successfully develop and generate revenues from new products we introduce. As well, we may be required to obtain additional regulatory approvals from Health Canada and any other applicable regulatory authorities, which may take significant amounts of time. We may not be successful in developing effective and safe new products, anticipating shifts in social trends and consumer demands, bringing such products to market in time to be effectively commercialized, or obtaining any required regulatory approvals, which, together with any capital expenditures made in the course of such product development and regulatory approval processes, may have a material adverse effect on our business and results of operations.

In addition, the patterns of cannabis consumption in Canada may shift over time due to a variety of factors, including changes in demographics, social trends, public health polices and other leisure or consumption behaviors. If consumer preferences for our products or cannabis products move away from our products or cannabis products in general, or if we are unable to anticipate and respond effectively to shifts in consumer behaviors, we may be adversely affected.

We may not be successful in maintaining consumers’ brand recognition and loyalty to our products or retail stores.

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

Furthermore, even if we are able to continue to distinguish our products and retail stores, there can be no assurance that the sales, marketing, retail and distribution efforts of our competitors will not be successful in persuading consumers of our products and retail stores to switch to their products or retail stores. Some of our competitors have greater access to resources than we do, which better positions them to conduct market research in relation to branding strategies or costly marketing campaigns. Any loss of consumer brand recognition or loyalty to our products and offerings or our inability to effectively brand our products and offerings in a recognizable way, whether as a result of regulation or otherwise, will have a material effect on our ability to continue to sell products and maintain our market share, which could have a material adverse effect on our business, results of operations, financial condition and cash flows.

The vape market is a new market that is still evolving and is subject to significant uncertainty, including as a result of recent negative press and regulatory scrutiny of vape products in the United States.

We sell vape products in Canada. In Canada, vape products are regulated under the Cannabis Act and associated regulations, and such regulations were drafted prior to the recent reports of vaping-related deaths and illnesses in the United States. As a result, Health Canada or the individual provinces may amend or further review the rules governing vape products and restrict or prohibit sales of such products. For example, the AGLC delayed the legalization of vaping products in Alberta and, currently, vaping products are illegal in Quebec and Newfoundland. There can be no assurance that we will be able to meet any additional compliance requirements or regulatory restrictions or remain competitive in the face of unexpected changes in market conditions.

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

Manufacturers and distributors of consumer goods products are sometimes subject to the recall or return of their products for a variety of reasons, including public health and public safety risks, product defects, such as contamination, adulteration, unintended harmful side effects or interactions with other substances, packaging safety, inadequate or inaccurate labelling disclosure or expiry. Although we have detailed procedures in place for testing our finished products, there can be no assurance that any quality, potency or contamination problems will be detected in time to avoid product returns, recalls, regulatory action or lawsuits, whether frivolous or otherwise. While we have not been subject to a recall to date, if any of the products produced by us are recalled in the future due to an alleged product defect or for any other reason, we could be required to incur the unexpected expense of the recall and any legal proceedings that might arise in connection with the recall. In addition, from time to time, we have had customers return our products alleging, among other things, contamination and failure to meet designated specifications as well as a result of the age of slow-moving product. As a result of any such recall or return, we may lose a significant amount of sales and may not be able to replace those sales at an acceptable margin or at all. In addition, a product recall or return may require significant management attention, expose us to liabilities or damage our reputation and goodwill or that of our products or brands.

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

We may be subject to product liability claims or regulatory action if our products are alleged to have caused significant loss, injury or death, which is exacerbated by the fact that cannabis use may increase the risk of certain serious health conditions.

As a manufacturer and distributor of products which are ingested or otherwise consumed by humans, we face the risk of exposure to product liability claims, regulatory action and litigation if our products are alleged to have caused loss, injury or death. We may be subject to these types of claims due to allegations that our products or the products we have sold caused or contributed to injury, illness or death, made false, misleading or impermissible claims, failed to include adequate labelling and instructions for use or failed to include adequate warnings concerning possible side effects or interactions with other substances. This risk is exacerbated by the fact that cannabis use may increase the risk of developing schizophrenia and other psychoses, symptoms for individuals with bipolar disorder, and other side effects. Previously unknown adverse reactions resulting from human consumption of cannabis products alone or in combination with other medications or substances could also occur. In addition, the manufacture, sale and distribution of cannabis products, like the manufacture, sale and distribution of any ingested or consumable product, involves a risk of injury to consumers due to tampering by unauthorized third parties or product contamination. We may in the future have to recall certain of our cannabis products as a result of potential contamination and quality assurance concerns. A product liability claim or regulatory action against us could result in increased costs and could adversely affect our reputation and goodwill with our consumers. There can be no assurance that we will be able to maintain product liability insurance on acceptable terms or with adequate coverage against potential liabilities. Such insurance is expensive and may not be available in the future on acceptable terms, or at all. The inability to obtain sufficient insurance coverage on reasonable terms or to otherwise protect against potential product liability claims could result in us becoming subject to significant liabilities that are uninsured and also could adversely affect our commercial arrangements with third parties.

Risks Related to Our Employees, Partners and Third Parties

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

We currently have, and may expand the scope of, and may in the future enter into, extraction agreements, co-packing agreements, tolling services, joint ventures, licensing arrangements or other relationships with third parties that we believe will complement or augment our existing business and create additional revenue streams, including leasing any unused or excess facility space to other licensed producers. Our ability to complete additional arrangements is dependent upon, and may be limited by, among other things, the availability of suitable candidates and capital. In addition, such third-party arrangements could present unforeseen integration obstacles or costs, may not enhance our business and may involve risks that could adversely affect us, including the investment of significant amounts of management time that may be diverted from operations in order to pursue and complete such transactions or maintain such relationships. Future third-party arrangements could result in the incurrence of debt, costs and contingent liabilities, cross-contamination, damage to our products or facilities and harm to our brand, and there can be no assurance that future such arrangements will achieve, or that our existing arrangements will continue to achieve, the expected benefits to our business or that we will be able to consummate future arrangements on satisfactory terms, or at all.

Our contracts with other licensed producers may expose us to additional costs and negatively impact our results of operations.

We derive a portion of our revenue from sales of cannabis flower and trim to other licensed producers in Canada. Our supply contracts with these other licensed producers contain provisions governing, among other things, the quality and THC-content of the cannabis supplied and the manner, time and place of such delivery. We have in the past experienced issues with such supply agreements, including a legal dispute with one of our customers resulting from our failure to timely deliver product and the provision of additional product at no cost to another customer due to a disagreement over the THC content of product supplied. Issues with our contracts, including disagreements with our counterparties and any resulting publicity, and failure to comply with such agreements may have a material adverse impact on our results of operation and business. In addition, we are exposed to the credit risk of the licensed producers to which we sell. If any of our licensed producer-customers were to suffer financial difficulty, including bankruptcy, our business and liquidity may be materially adversely affected.

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

Each director and certain key employees of a company that holds a licence for cultivation, processing or sale under the Cannabis Regulations is subject to the requirement to obtain and maintain a security clearance from Health Canada. Certain additional key personnel are also required to obtain and maintain a security clearance. Under the Cannabis Regulations, a security clearance cannot be valid for more than five years and must be renewed before the expiry of a current security clearance. All of our directors and executive officers have obtained security clearance from Health Canada. There is no assurance that any of our existing personnel who presently or may in the future require a security clearance will be able to obtain or renew such clearances in a timely manner or at all, or that new personnel who require a security clearance will be able to obtain one. A failure by an individual in a key operational position to maintain or renew his or her security clearance could result in a reduction or complete suspension of our operations or loss of our licences. In addition, if an individual in a key operational position leaves us, and we are unable to find a suitable replacement who is able to obtain a security clearance required by the Cannabis Act in a timely manner, or at all, we may not be able to conduct our operations at planned production volume levels or at all. Furthermore, the Cannabis Regulations require us to designate a qualified individual in charge who is responsible for supervising transactions with cannabis, which individual must meet certain educational and security clearance requirements. Moreover, depending on the activity, under current regulations a qualified person in charge or an individual with security clearance must be physically present in a space where other individuals are conducting activities with cannabis. If our current designated qualified person in charge fails to maintain his security clearance, or if our current designated qualified person in charge leaves us and we are unable to find a suitable replacement who meets these requirements, we may no longer be able to conduct activities with respect to the cultivation, production or sale of cannabis.

We rely on third-party distributors to distribute our products, and those distributors may not perform their obligations.

We rely on third-party distributors, including provincial regulatory boards and private retailers to distribute our products, other than through our retail stores, and may in the future rely on other third parties, to distribute and sell our products to consumers. If these distributors do not successfully carry out their contractual duties, if there is a delay or interruption in the distribution of our products or if these third parties damage our products, it could negatively impact our revenue from product sales. Furthermore, any damage to our products, such as product spoilage, could expose us to potential product liability, damage our reputation and the reputation of our brands or otherwise harm our business and results of operations.

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

Risks Related to Our Investments

We may make investments into equity or debt securities of other companies, or provide credit to other companies, and we may not obtain the anticipated level of return on such investments, or any return at all.

We have made in the past, and intend in the future, to make investments into the equity or debt securities of other companies, including by subscribing for such companies’ common shares, preferred shares, convertible debt or other securities. We may also provide revolving or non-revolving credit facilities or other types of loans to other companies.

Any such investment will be subject to liquidity, market value, credit, interest rate, reinvestment and certain other risks, which will be increased if we invest in securities or instruments which are not investment grade assets. The companies that we invested into in the past have had, and companies we may invest into in the future may have, poor financial performance, liquidity and results of operations and high levels of leverage. These risks may be further increased to the extent that we invest into companies that are distressed or bankrupt, or into new, small companies with limited operating histories. Liquidity risks will be especially high if we invest in companies that are not publicly traded, the shares of which would be subject to legal and other restrictions on resale and which would otherwise be less liquid than publicly traded securities.

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

The fact that any debt securities or credit instruments may be secured does not guarantee that we will receive principal and interest payments according to their terms, or that we will be able to collect on such securities or instruments should we be forced to enforce our remedies. There is also a risk that the assets securing the securities or instruments may decrease in value over time, carry liabilities for which we may be responsible should we take possession of collateral, be impossible to transfer to us as a result of applicable laws and regulations (particularly in the case of cannabis-related assets), be difficult to appraise or liquidate and may fluctuate in value based upon the success of the borrowers’ business and market conditions, including as a result of the inability of such borrowers to raise additional capital or otherwise as a result of deterioration of its financial condition and prospects.

Credit we extend to other companies may contain provisions that allow loans we have made to be prepaid. In some cases, the prepayment of a loan may reduce our achievable yield if the capital returned cannot be invested in transactions with equal or greater expected yields, which could have a material adverse effect on our business, financial condition and results of operations.

If we invest in equity securities of other companies, such companies may never declare dividends, or may declare dividends in amounts insufficient to generate a return on our investment. As such, our only means to earn a return on our investment may be to sell the securities for a greater price than we paid for them, and there can be no assurance that we would be able to do so. The price of such securities may be volatile, and will be dependent on the business, financial position, results of operations and prospects of the company in which we invested, which would be beyond our control as we do not anticipate becoming a controlling shareholder in any such company, as well as factors beyond our control or the control of the company in which we invested, including, but not limited to, performance of the financial markets generally, investor perception of the company and its industry, and speculation about such company in the media, investor community or on the internet. The price of such securities will in all cases be subject to the risks similar to those facing our common shares and risks applicable to the business and securities of the company in which we may invest. Recent developments and volatility throughout the North American cannabis industry, including declines in prices of shares of cannabis companies, challenging access to capital, and mergers and acquisitions activity has in the past, and may in the future, adversely impact the value of our direct cannabis-related investments, as well as SunStream’s credit portfolio. In the event of liquidation of a company in which we invested, any interest we have in the company’s equity will be subordinate to the interests of holders of debt and preferred shares of the company, if any, and as a result, we may lose our entire investment in the event of liquidation. If the company in whose equity securities we invest is private or ceases to trade on a stock exchange by virtue of de-listing following inability to comply with requirements of such stock exchange or otherwise, the liquidity of our investment in equity securities may become limited or cease to exist, causing the value of our investment to decline or be eliminated. All the foregoing could cause us to fail to realize the expected or any return on our investment in equity securities of another company.

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

In some circumstances, particularly in connection with investment in distressed or bankrupt companies, we may be required to bear certain extraordinary expenses, including legal, accounting, valuation and transaction expenses, in order to protect or recover our investments.

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

Our joint venture interest in SunStream is subject to certain risks associated with the conduct of joint ventures.

Our joint venture interest in SunStream is subject to the risks normally associated with the conduct of joint ventures, including: (i) disagreement with SAF Group about the strategy, financing or operations of SunStream; (ii) that SAF Group may not comply with the underlying agreements governing the joint venture and may fail to meet its obligations thereunder; (iii) that SAF Group may at any time have economic or business interests or goals that are, or become, inconsistent with our interests or goals; (iv) the possibility that SAF Group may become insolvent; and (v) the possibility of litigation with SAF Group.

We may not realize all or any of the anticipated returns on our joint venture interest in SunStream, or any return at all.

SunStream is intended to leverage our strategic, financial and operational partnership with SAF Group to target asymmetrically enhanced risk-return opportunities in the cannabis industry to provide exposure to a portfolio of financial services and instruments. The profitability of SunStream, and, therefore, the return we realize on our investment in it, is dependent on SunStream’s ability to effectively execute its business strategy, which is subject to risks affecting its planned business, which include, but are not limited to: economic recessions or downturns and global economic, political and market conditions (including as a result of the COVID-19 pandemic and the Russia-Ukraine conflict); volatility, disruption and instability of the capital markets generally and the cannabis industry in particular; changes in interest rates; competition for business opportunities; the qualities of SunStream’s investment advisor’s investment expertise and the ability of such advisor to deploy its expertise in the financial services process and maintain referral and other relationships that generate business opportunities; regulations applicable to SunStream (and any adverse changes therein) and the regulations applicable to SunStream’s portfolio; and the ability of SunStream to generate returns on its business ventures, which include, but are not limited to, such other risks as are described under this section entitled “Item 3D—Risk Factors”.

Cannabis remains illegal under U.S. federal law. Strict enforcement of federal laws regarding cannabis would likely result in SunStream’s inability to execute its business plan, and may subject us to significant civil or criminal liability and other adverse consequences.

In the United States, despite cannabis having been legalized for medical use or adult use in a number of states, cannabis and cannabis products, other than hemp and certain hemp-derived products, such as CBD, continue to be categorized at the federal level as a Schedule I controlled substance under the CSA. The U.S. Supreme Court has ruled that the federal government has the authority to regulate and criminalize the sale, possession and use of cannabis, even for individual medical purposes, regardless of whether it is legal under state law. The U.S. government has not enforced the CSA or related federal laws related to cannabis against companies complying with state cannabis law and their vendors for over seven years, but there can be no assurance that this will continue. Accordingly, there can be no assurance that the portfolio companies to which SunStream provided financial services will not be prosecuted under the CSA or other federal laws for their cannabis-related activities. If SunStream’s portfolio companies were so prosecuted, it would have a material adverse effect on our business, financial condition and operations as a result of our interest in SunStream. There is also no assurance that third party service providers with whom we work could suspend or withdraw services due to SunStream’s involvement in the U.S. cannabis industry, which could have a material adverse effect on our business, financial condition and operations.

Moreover, individuals and entities may violate federal law if they aid and abet another in violating the CSA, or conspire with another to violate the law, and violating the CSA is a predicate for certain other crimes, including money laundering laws and the Racketeer

Influenced and Corrupt Organizations Act. To the extent that any of SunStream’s portfolio companies are found to violate the CSA, there can be no assurance that SunStream and/or Sundial would not be found to be in violation of the CSA, money laundering, racketeering or similar laws for financing such companies. If SunStream and/or Sundial are found to violate such laws, it could lead to arrests, criminal charges, forfeiture of property, significant fines and penalties, disgorgement of profits, administrative sanctions, criminal convictions and cessation of business activities, as well as civil liabilities arising from proceedings initiated by either the U.S. government or private citizens, all of which would materially adversely affect our business, financial condition, results of operations and reputation.

We may not realize all or any of the anticipated benefits of our investment in Zenabis.

On December 30, 2020, we completed an investment into Zenabis Investments Ltd. (“Zenabis”), a subsidiary of Zenabis Global Inc., whereby we acquired $58.9 million of aggregate principal amount of senior secured debt of Zenabis (the “Senior Loan”). The Senior Loan bears interest at a rate of 14% per annum and has a maturity date of March 31, 2025, with principal repayments due under certain circumstances over time. As of December 31, 2021, $51.9 million is outstanding under the Senior Loan. Due to the credit risk associated with Zenabis and its parent, and uncertainty of the completion of their proposed restructuring, the Company has adjusted the fair value of the Zenabis Senior Loan downward by $3.3 million in accordance with the requirements of IFRS. In the event that facts and circumstances change the fair value will be adjusted accordingly. The fair value determination does not attribute value to the associated royalty due to its inherent uncertainty, or monitoring fee.

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

Furthermore, pursuant to the terms of the Senior Loan, Zenabis will, on a quarterly basis for 32 quarters, also pay us a royalty (the “Royalty”) based on quarterly sales revenue from its medical, recreational and wholesale cannabis lines, net of value added or sales taxes (“Net Cannabis Revenue”), at a rate that will vary from 2.0% to 3.5% based on the volume of such Net Cannabis Revenue in the quarter. The payment of the Royalty is subject to certain Net Cannabis Revenue targets and the maintenance by Zenabis of certain debt service ratios. If the Royalty is not payable in a given fiscal quarter because of failure to meet such targets, the term of the Royalty is extended for another quarter.

As a result, part of the value of our investment is dependent on Zenabis’ ability to effectively maintain and grow sales of the products subject to the Royalty. Zenabis’ ability to do so is subject to the risks applicable to its business and there can be no assurance that it will achieve the revenue targets required to trigger Royalty payments in the near-term or at all. Should Zenabis be unable to maintain or grow sales of its products, we may not be able to realize all or any anticipated revenues from the Royalty. In addition, Zenabis filed a petition with the Supreme Court of British Columbia for a determination of the amount required to repay and terminate the Royalty. The court subsequently dismissed the petition and did not decide the merits of the case. Zenabis had 30 days from December 17, 2021 to file a notice of appeal in respect of the court’s findings, but they did not do so.

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

Risks Related to our Acquisitions

We may not be able to successfully identify and execute future acquisitions or dispositions or to successfully manage the impacts of such transactions on our operations.

We have in the past, and may in the future, seek strategic acquisitions. Our ability to identify and consummate any future potential acquisitions on terms that are favorable to us may be limited by the number of attractive acquisition targets, internal demands on our resources and, to the extent necessary, our ability to obtain financing on satisfactory terms, if at all. Any such activities may require, among other things, various regulatory approvals, licences and permits and there is no guarantee that all required approvals, licences and permits will be obtained in a timely fashion or at all. Acquisitions may expose us to additional risks including: difficulties in integrating administrative, financial reporting, operational and information systems; difficulties in managing newly acquired operations and improving their operating efficiency; difficulties in maintaining uniform standards, controls, procedures and policies through all our operations; difficulties entering into markets in which we have little or no direct experience; difficulties in retaining key employees of the acquired operations; and disruptions to our ongoing business. In addition, future acquisitions could result in the incurrence of additional debt, costs, and contingent liabilities. In the past, we have incurred substantial goodwill impairments related to prior acquisitions. We may also incur costs for and divert management attention to potential acquisitions that are never consummated. For acquisitions that are consummated, expected synergies may not materialize.

We face integration and liability risks in connection with our acquisition strategy, some of which may be unforeseen by us.

Our acquisitions are completed with the expectation that the successful completion of such acquisition will result in increased earnings and cost savings by taking advantage of operating and other synergies to be realized from the integration of the acquired entity. These anticipated benefits will depend in part on whether the acquired entity’s operations can be integrated in an efficient and effective manner. Management may face challenges incorporating the systems and personnel of an acquired entity, including possible unanticipated liabilities, unanticipated costs, the loss of key employees and commercial relationships, the need to revisit assumptions about future revenues, capital expenditures and operating costs, including synergies, and the need to address unanticipated liabilities. As a result of these factors, it is possible that the synergies expected from the combination of our business and that of an acquired entity will not be realized. In addition, integration efforts require substantial management attention and could detract attention from our day-to-day business.

Despite any diligence we may perform on an acquisition target, we may not fully appreciate, understand or fully anticipate the extent of the risks associated with a target business and the acquisition and integration. Even if we have the benefit of indemnification provisions, escrow funds and/or insurance policies in connection with an acquisition agreement, our exercise of due diligence and risk mitigation strategies may not anticipate or mitigate the full risks of the acquisition and the associated costs. As a result of an acquisition, we will incur the liabilities of the target, including, but not limited to, matters related to litigation, regulation, the environment or otherwise, some or all of which may be unforeseen by us. We may not be able to contain or control the costs associated with unanticipated risks or liabilities, which could materially and adversely affect our business, liquidity, capital resources or results of operations.

The foregoing risks could be exacerbated, and new risks to our company, some or all of which we may be unable to foresee, may arise, if we acquire businesses engaged in other business lines, such as alcohol retail, even if the new business lines are ancillary or related to our current business.

Risks Related to Our Jurisdiction of Incorporation

We are incorporated in the Province of Alberta and enforcement of actions may be difficult.

We are incorporated under the laws of the Province of Alberta and our head office is located in the Province of Alberta. All of our directors and officers and some of the experts named in this Annual Report are residents of Canada or otherwise reside outside of the United States, and a substantial portion of their assets and our assets are located outside the United States. Consequently, it may be difficult for investors in the United States to bring an action against such directors, officers or experts or to enforce against those persons or us a judgement obtained in a United States court predicated upon the civil liability provisions of U.S. federal securities laws or other laws of the United States.

We are a foreign private issuer and intend to take advantage of less frequent and detailed reporting obligations.

We are a “foreign private issuer”, as such term is defined in Rule 405 under the Securities Act, and are not subject to the same requirements that are imposed upon U.S. domestic issuers by the SEC. Under the U.S. Exchange Act of 1934, as amended (the “Exchange Act”), we are subject to reporting obligations that, in certain respects, are less detailed and less frequent than those of U.S. domestic reporting companies. As a result, we are not required to file the same reports that a U.S. domestic issuer would file with the SEC, although we are required to file or furnish to the SEC the continuous disclosure documents that we are required to file in Canada under Canadian securities laws. In addition, our officers, directors, and principal shareholders are exempt from the reporting and “short swing” profit recovery provisions of Section 16 of the Exchange Act. Therefore, our shareholders may not know on as timely a basis when our officers, directors and principal shareholders purchase or sell shares, as the reporting deadlines under the corresponding Canadian insider reporting requirements are longer.

As a foreign private issuer, we are exempt from the rules and regulations under the Exchange Act related to the furnishing and content of proxy statements. We are exempt from Regulation FD, which prohibits issuers from making selective disclosures of material non-public information. While we will comply with the corresponding requirements relating to proxy statements and disclosure of material non-public information under Canadian securities laws, these requirements differ from those under the Exchange Act and Regulation FD and shareholders should not expect to receive the same information at the same time as such information is provided by U.S. domestic companies. In addition, we will have more time than U.S. domestic companies after the end of each fiscal year to file our annual report with the SEC and will not be required under the Exchange Act to file quarterly reports with the SEC.

In addition, as a foreign private issuer, we have the option to follow certain Canadian corporate governance practices, except to the extent that such laws would be contrary to U.S. securities laws, and provided that we disclose the requirements we are not following and describe the Canadian practices we follow instead. We have elected to follow Canadian practices with regard to certain corporate governance matters. As a result, our shareholders may not have the same protections afforded to shareholders of U.S. domestic companies that are subject to all corporate governance requirements.

We may in the future lose our foreign private issuer status.

We may in the future lose our foreign private issuer status if a majority of our shares are held in the United States and if: (i) a majority of either our directors or executive officers, considered as separate groups, are either U.S. citizens or residents; (ii) a majority of our assets are located in the United States; or (iii) our business is administered principally in the United States. Although we have elected to comply with certain U.S. regulatory provisions, our loss of foreign private issuer status would make such provisions mandatory. If we are not a foreign private issuer, we would not be eligible to use foreign issuer forms and would be required to file periodic and current reports and registration statements on U.S. domestic issuer forms with the SEC, which are generally more detailed and extensive than the forms available to a foreign private issuer. In addition, we may lose our ability to rely upon exemptions from certain corporate governance requirements on the Nasdaq that are available to foreign private issuers. The regulatory and compliance costs to us under U.S. securities laws as a U.S. domestic issuer will be significantly more than the costs incurred as a Canadian foreign private issuer.

General Risks

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

We may be subject to risks related to the protection and enforcement of our intellectual property rights, or intellectual property we licence from others, and may become subject to allegations that we or our licensors are in violation of intellectual property rights of third parties.

The ownership, licensing and protection of trademarks and other intellectual property rights are significant aspects of our future success.

It is possible that we will not be able to make non-provisional applications, register, maintain registration for or enforce all of our intellectual property, including trademarks, in all key jurisdictions. The intellectual property registration process can be expensive and time-consuming, and we may not be able to file and prosecute all necessary or desirable intellectual property applications at a reasonable cost or in a timely manner or may obtain intellectual property registrations which are invalid. Further, changes in either intellectual property laws or interpretation of intellectual property laws in Canada, and other countries may diminish the value of our intellectual property rights or narrow the scope of our intellectual property protection. As a result, our current or future intellectual property portfolio may not provide us with sufficient rights to protect our business, including our products, processes and brands.

Termination or limitation of the scope of any intellectual property licence may restrict or delay or eliminate our ability to develop and commercialize our products, which could adversely affect our business. We cannot guarantee that any third-party technology we licence will not be unenforceable or licensed to our competitors or used by others. In the future, we may need to obtain licences, renew existing licence agreements in place at such time or otherwise replace existing technology. We are unable to predict whether these licence agreements can be obtained or renewed, or the technology can be replaced on acceptable terms, or at all.

Unauthorized parties may attempt to replicate or otherwise obtain and use our products, brands and technology. Policing the unauthorized use of our current or future trademarks, patents or other intellectual property rights could be difficult, expensive, time consuming and unpredictable, as may be enforcing these rights against unauthorized use by others. Identifying the unauthorized use of intellectual property rights is difficult as we may be unable to effectively monitor and evaluate the products being distributed by our competitors, including parties such as unlicensed dispensaries and black-market participants, and the processes used to produce such products. In addition, in any infringement proceeding, some or all of our trademarks or other intellectual property rights or other proprietary know-how, or those we licence from others, or arrangements or agreements seeking to protect the same for our benefit, may be found invalid, unenforceable, anti-competitive or not infringed; may be interpreted narrowly; or could put existing intellectual property applications at risk of not being issued.

In addition, other parties may claim that our products, or those we licence from others, infringe on their intellectual property, including their proprietary or patent protected rights. Such claims, whether or not meritorious, may result in the expenditure of significant financial and managerial resources and legal fees, result in injunctions or temporary restraining orders or require the payment of damages. As well, we may need to obtain licences from third parties who allege that we have infringed on their lawful rights. Such licences may not be available on terms acceptable to us, or at all. In addition, we may not be able to obtain or utilize on terms that are favorable to us, or at all, licences or other rights with respect to intellectual property that we do not own. In the event that we licence our intellectual property to a third party, including a third-party manufacturer, such third party could misappropriate our intellectual property or otherwise violate the terms of our licence. If any of the foregoing events were to occur, it could have a material adverse effect on our business, results of operations and financial condition.

We also rely on certain trade secrets, technical know-how and proprietary information that are not protected by patents to maintain our competitive position. Our trade secrets, technical know-how and proprietary information, which are not protected by patents, may become known to or be independently developed by competitors.

We may be subject to risks related to our information technology systems, including the risk that we may be the subject of a cyberattack.

We have entered into agreements with third parties for hardware, software, telecommunications and other information technology (“IT”), services in connection with our operations. Our operations depend, in part, on how well we and our vendors protect networks, equipment, IT systems and software against damage from a number of threats, including, but not limited to, cable cuts, damage to physical plants, natural disasters, intentional damage and destruction, fire, power loss, hacking, computer viruses, vandalism or theft. Our operations also depend on the timely maintenance, upgrade and replacement of networks, equipment and IT systems and software, as well as preemptive expenses to mitigate the risks of failures. Any of these and other events could result in information system failures, delays or increases in capital expenses. The failure of information systems or a component of information systems could, depending on the nature of any such failure, adversely impact us.

We may be subject to cyber security risks or other breaches of IT security intended to obtain unauthorized access to our proprietary information or the information of our customers and consumers, destroy data or disable, degrade, hold for ransom, or sabotage these systems through the introduction of computer viruses, fraudulent emails, cyber-attacks and other means, and such breaches could originate from a variety of sources including our own employees or unknown third parties. There can be no assurance that measures implemented to protect the integrity of these systems will provide adequate protection, and any such breach of our IT could go undetected for an extended period of time. A breach of our cyber security measures or the failure or malfunction of any of our computerized business systems, associated backup or data storage systems could cause us to suffer a disruption in one or more parts of our business and experience, including the shut-down of certain of our facilities or retail stores among other things, financial loss, a loss of business opportunities, misappropriation or unauthorized release of confidential or personal information, damage to our systems and those with whom we do business, violations of privacy and other laws, litigation, regulatory enforcement actions and penalties, indemnity obligations, remediation and restoration costs, increased costs to maintain our systems and other possible liabilities. Cyber-security breaches, ransomware attacks, or failures of our information technology systems could have a material adverse effect on our business operations, financial reporting, financial condition and results of operations, and result in reputational damage.

Risks Related to Our Common Shares

The price of our common shares in public markets has experienced and may in the future experience extreme volatility and you may lose some or all of your investment in our common shares as a result.

The price of our common shares has experienced significant volatility since the time of our listing on the Nasdaq Global Select Market, sometimes in the absence of a recent change in our financial condition or results of operations, such as our earnings, revenues, or other measure of company value, such that increases in our share price have at times been significantly inconsistent with improvement in the actual or expected indicators of the value of the Company.

The market price for our common shares has been and may in the future continue to be extremely volatile and subject to wide fluctuations in response to numerous factors, many of which are beyond our control, including the following: (i) actual or anticipated fluctuations in our quarterly results of operations; (ii) recommendations by securities research analysts; (iii) changes in the economic performance or market valuations of other issuers that investors deem comparable to us; (iv) the addition or departure of our executive officers and other key personnel; (v) the release or expiration of lock-up or other transfer restrictions on our common shares; (vi) sales or perceived sales, or expectation of future sales, of our common shares or instruments convertible or exercisable for our common shares; (vii) significant dispositions, acquisitions or business combinations, strategic partnerships, joint ventures or capital commitments by or involving us or our competitors; (viii) news reports relating to trends, concerns, technological or competitive developments, regulatory changes and other related issues in our industry or target markets; (ix) trading activity by investors which is not motivated by or commensurate with changes in the actual or expected indicators of the value of our Company; (x) speculation in the press, in the investment community, or on the internet, including on online forums and social media, about our Company, our industry or our securities; (xi) anticipated or pending investigations, proceedings, or litigation that involve or affect us, other companies in our industry, or other companies that investors deem comparable to us; and (xii) the occurrence of any other risk identified in the risk factors included in our filings with the Securities and Exchange Commission or the Canadian securities regulators.

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

Since we have never paid, and, for the foreseeable future, do not anticipate paying, dividends to holders of our common shares, your only means of receiving any return on an investment in our common shares may be to sell our shares for a price greater than that which you paid for them. Any of the foregoing risks may prevent you from doing so in the foreseeable future or at all, and you may lose some or all of your investment. In addition, while the daily trading volume in our common shares has recently been significant, there can be no assurance that such volume will not decline, perhaps rapidly and substantially, limiting your ability to sell our common shares and make a return on your investment on your desired timeline or at all.

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

We have in the past, and may in the future, sell a substantial number of our common shares, or securities convertible or exercisable into our common shares, in the public market at any time, without approval of existing shareholders, which we are not required to obtain under our articles of incorporation. Such sales, or the perception in the market that they may occur, could reduce the market price of our common shares rapidly and substantially. Accordingly, you may become unable to resell our shares at a price greater than you paid for them for a long time or at all, and may lose some or all of your investment. The foregoing could also impair our ability to raise capital through the sale of additional equity securities.

Holders of our common shares may be subject to dilution resulting from future offerings of securities, the conversion or exercise, as applicable, of our outstanding warrants and the issuance of equity-based compensation by us.

We may raise additional funds in the future pursuant to a registration statement or otherwise, by issuing common shares, or securities exercisable or convertible into common shares, including preferred shares, warrants, rights or units comprising two or more of the foregoing securities. Holders of our common shares do not have preemptive rights in connection with such further issuances. Our board of directors has the discretion to determine if an issuance of securities is warranted, the price at which such issuance is effected and the other terms of any such future issuance. In addition, additional common shares may be issued by us in connection with the exercise of options and exchange of restricted share units (“RSUs”) and deferred share units (“DSUs”) granted by us or as part of an employee compensation plan or agreement, as well as in connection with warrants we previously issued to certain investors, which are subject to customary anti-dilution protections and certain other adjustments contained in such instruments. Such additional equity issuances have in the past, and could in the future, depending on the price at which such securities are issued, substantially dilute the interests of the holders of our common shares.

If we fail to meet applicable listing requirements, Nasdaq may delist our common shares from trading, in which case the liquidity and market price of our common shares could decline.

Our common shares are listed on the Nasdaq. In order to maintain that listing, we must satisfy minimum financial and other requirements including, without limitation, a requirement that our closing bid price be at least US$1.00 per share. We were first notified by the Listing Qualifications Department of the Nasdaq that the closing bid price of our common shares did not meet the minimum bid price of US$1.00 per share on May 12, 2020. Subsequent to this notification, we transferred our listing from the Nasdaq Global Select Market to the Nasdaq Capital Market in order to take advantage of an additional period of time to comply with the minimum bid price requirement, and regained compliance with the requirement on February 12, 2021.

On August 9, 2021, we were again notified by the Listing Qualifications Department of the Nasdaq that the closing bid price of our common shares for the last 30 consecutive business days from June 25, 2021 to August 6, 2021 did not meet the minimum bid price of US$1.00 per share as set forth in the minimum bid requirement. At that time, we had until February 7, 2022, to regain compliance with the minimum bid requirement. On February 8, 2022, we received a 180-day extension to regain compliance with the minimum bid requirement. As a result, we have until August 8, 2022 to regain compliance with the minimum bid requirement. If at any time prior to August 8, 2022, the closing bid price of our common stock is at least US$1.00 for a minimum of ten consecutive business days, we will be considered by Nasdaq to have regained compliance with the minimum bid requirement. There can be no assurance that this will be the case.

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

Cannabis-related financial transactions, including investment in the securities of cannabis companies and receipt of any associated benefits, such as dividends, are currently subject to anti-money laundering and a variety of other laws that vary by jurisdiction, many of which are unsettled and still developing. While the interpretations of these laws are unclear, in some jurisdictions, financial benefit directly or indirectly arising from conduct that would be considered unlawful in such jurisdiction may be viewed to be within the purview of these laws, and persons receiving any such benefit, including investors in an applicable jurisdiction, may be subject to liability under such laws. Each prospective investor should therefore contact his, her or its own legal advisor regarding the ownership of our common shares and any related potential liability.

If securities or industry analysts do not publish research, or publish inaccurate or unfavorable research, about our business, our share price and trading volume could decline.

The trading market for our common shares depends, in part, on the research and reports that securities or industry analysts publish about us or our business. We do not have any control over these analysts. If one or more of the analysts who cover us downgrade our shares or publish inaccurate or unfavorable research about our business, our share price would likely decline. In addition, if our operating results fail to meet the forecast of analysts, our share price would likely decline. If one or more of these analysts cease coverage of our company or fail to publish reports on us regularly, demand for our shares could decrease, which might cause our share price and trading volume to decline.

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

Certain provisions of our by-laws, together or separately, could discourage potential acquisition proposals, delay or prevent a change in control and limit the price that certain investors may be willing to pay for our common shares. For instance, our by-laws contain provisions that establish certain advance notice procedures for nomination of candidates for election as directors at shareholders’ meetings. A non-Canadian must file an application for review with the minister responsible for the Investment Canada Act (Canada) and obtain approval of the minister prior to acquiring control of a “Canadian business” within the meaning of the Investment Canada Act (Canada), where prescribed financial thresholds are exceeded. Furthermore, limitations on the ability to acquire and hold our common shares may be imposed by the Competition Act (Canada). This legislation permits the Commissioner of Competition to review any acquisition or establishment, directly or indirectly, including through the acquisition of shares, of control over or of a significant interest in us. Otherwise, there are no limitations either under the laws of Canada or Alberta, or in our articles on the rights of non-Canadians to hold or vote our common shares. Any of these provisions may discourage a potential acquirer from proposing or completing a transaction that may have otherwise presented a premium to our shareholders.

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

There is a significant risk that we may be treated as a passive foreign investment company, which could result in adverse U.S. federal income tax consequences to U.S. investors.

Based on the past and projected composition of our income and assets, and the valuation of our assets, including goodwill, there is a significant risk that we may be treated as a passive foreign investment company (“PFIC”), for the taxable year ending December 31, 2021, and we can make no assurances in this regard with respect to the current taxable year or any future taxable years. The determination of whether or not we are a PFIC is made on an annual basis and will depend on the composition of our income and assets, from time to time. Specifically, for any taxable year, we will be classified as a PFIC for U.S. federal income tax purposes if either: (i) 75% or more of our gross income in that taxable year is passive income, or (ii) the average percentage of our assets by value in that taxable year which produce or are held for the production of passive income is at least 50%. The calculation of the value of our assets is expected to be based, in part, on the quarterly market value of our shares, which is subject to change.

If we are or were to become a PFIC, such characterization could result in adverse U.S. federal income tax consequences to U.S. investors. For example, if we are a PFIC, U.S. investors may become subject to increased tax liabilities under U.S. federal income tax laws and regulations and will become subject to burdensome reporting requirements. U.S. Holders should consult their tax advisor concerning the U.S. federal income tax consequences of holding and disposing shares of a PFIC, including the possibility of making any election that may be available under the PFIC rules (including a mark-to-market election) which may mitigate the adverse U.S. federal income tax consequences of holding shares of a PFIC. See “Item 10E—Taxation—Certain U.S. Federal Income Tax Considerations for U.S. Persons” for more information.

The New Warrants, the 2020 Series A Warrants and the New Investor Warrants have certain terms which may impede a takeover or similar transaction, which, under certain circumstances, could reduce the market price of our common shares.

The outstanding warrants issued pursuant to a securities purchase agreement, dated June 5, 2020 (the “New Investor Warrants”), the Series A warrants issued in connection with a unit offering on August 18, 2020 (the “2020 Series A Warrants”) and the warrants issued pursuant to the warrant exercise agreement dated February 19, 2021 (the “New Warrants”) prohibit us from engaging in Fundamental Transactions (as defined in such instruments), including specified transactions related to Change of Control (as defined in such instruments), unless the successor entity assumes all of our obligations under such instruments under a written agreement in form and substance satisfactory to, and approved by, the holder thereof. These restrictions could impede a merger, amalgamation, takeover or other business combination involving us or discourage a potential acquiror from making a tender offer for our common shares, which, under certain circumstances, could reduce the market price of our common shares.

Item 4. Information on the Company

A.	History and development of the company.

Sundial was incorporated under the Business Corporations Act (Alberta) (the “ABCA”) on August 19, 2006. On July 22, 2019, we filed articles of amendment to effect a 1 to 1.6 share split. We have eight direct and indirect subsidiaries, all of which are wholly-owned. On August 1, 2019, our common shares commenced trading on the Nasdaq under the symbol “SNDL”.

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

Business dispositions

Bridge Farm

On February 22, 2019, the Company, through its wholly owned subsidiary, Sundial UK Limited, signed a Sale and Purchase Agreement to acquire all the issued and outstanding shares of Project Seed Topco (together with its subsidiaries, “Bridge Farm”). The acquisition closed on July 2, 2019. Bridge Farm was acquired to expand the Company’s business to CBD extraction and production, subject to certain regulatory, licensing and other restrictions, to launch CBD sales in the United Kingdom. At December 31, 2019, the Company recorded a goodwill impairment based on significant delays and uncertainties in the licensing and regulatory framework in the United Kingdom. As part of the negotiations with the Company’s senior lenders regarding a December 31, 2019 covenant breach and restructuring of its credit agreements, the Company was required to enter into a definitive sale and purchase agreement related to the sale of Bridge Farm.

On May 15, 2020, the Company entered into an agreement to sell all of the outstanding shares of Bridge Farm to a company affiliated with the former management sellers that were parties to the original acquisition (the “Bridge Farm Purchaser”) in exchange for (i) the assumption by the Bridge Farm Purchaser of $45 million of the total $115 million principal amount outstanding under the secured credit agreement (the “Term Debt Facility”) (thereby reducing the Company’s obligations thereunder to $70 million), (ii) the assumption by the Bridge Farm Purchaser of contingent consideration liabilities related to the additional share obligation and remaining earn out obligation under the original Bridge Farm acquisition agreement dated July 2, 2019, and (iii) the cancellation of approximately 2.7 million Sundial common shares (value of $3.0 million), representing all of the shares currently held by the management sellers of Bridge Farm issued in connection with the original acquisition of Bridge Farm by the Company in 2019 (collectively, the “Bridge Farm Disposition”). The sale of Bridge Farm closed on June 5, 2020.

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

Pathway Rx

On March 23, 2021, the Company’s equity interest in its subsidiary, Pathway, decreased from 50% to 25%, resulting in a loss of control. The Company decreased its equity interest in connection with amending the licence agreement that provides for use of Pathway’s intellectual property. The licence agreement was amended to terminate the quarterly fixed payments.

Business acquisitions

Pathway Rx

On March 13, 2019, the Company signed a share purchase agreement with Darryl Hudson, Olga Kovalchuk and Igor Kovalchuk, who was our non-executive employee, to acquire 50% of the issued and outstanding shares of Pathway Rx in consideration for an aggregate of 296,800 of our common shares. The Company subsequently reduced its interest in Pathway Rx as discussed above under “—Business Dispositions.”

Concurrently with the acquisition of our interest in Pathway Rx, we entered into a licence agreement (the “Pathway Rx Licence Agreement”), which granted us an exclusive right to use Pathway Rx’s intellectual property in exchange for:

•

a royalty of 3% of gross revenues derived from activities which use the intellectual property that is the subject matter of the licence agreement (the “Pathway Royalty Activities”), which royalty percentage is increased to 5% of gross revenues derived from Pathway Royalty Activities upon the achievement of certain gross revenue milestones in one calendar year;

•

the grant of up to 280,000 of warrants to purchase our common shares at an exercise price of $1.81 per share, subject to achievement of certain milestone gross revenues derived from the Pathway Royalty Activities;

•	50% of net revenues received by the Company from the sale of certain of the licensed products or the use of certain of the licensed intellectual property; and
•	a fixed payment of $1.4 million, payable in quarterly installments of $87,500 over the first four years of the term of the Pathway Rx Licence Agreement.

The initial term of the Pathway Rx Licence Agreement is ten years, and it is automatically renewable for consecutive one year terms unless we notify Pathway Rx of the intention not to renew the agreement at least 30 days prior to the expiration of the initial term or the applicable renewal term.

Inner Spirit

On May 5, 2021, the Company and Inner Spirit Holdings Ltd. (“Inner Spirit”) announced that they had entered into an arrangement agreement pursuant to which the Company acquired all of the issued and outstanding common shares of Inner Spirit (the “Inner Spirit Transaction”). The Inner Spirit Transaction closed on July 20, 2021.

The Inner Spirit Transaction consideration was comprised of:

(i)	an aggregate $92.6 million cash ($0.30 in cash for each Inner Spirit common share);
(ii)

an aggregate 24.4 million Sundial common shares valued at $26.2 million based on the fair value of each common share of the Company on the closing date (0.0835 of a Sundial common share for each Inner Spirit common share); and

(iii)	contingent consideration valued at $1.2 million representing the fair value of Inner Spirit warrants.

The acquisition of Inner Spirit has led to the establishment of a retail operations segment that comprises the sale of recreational cannabis through wholly owned and franchise retail cannabis stores. Inner Spirit is a retailer and franchisor of Spiritleaf recreational cannabis stores across Canada, with a network that includes more than 100 franchised and corporate-owned locations.

Alcanna

On October 7, 2021, the Company announced that it had entered into an arrangement agreement with Alcanna Inc. (“Alcanna”) pursuant to which the Company will acquire all of the issued and outstanding common shares of Alcanna by way of a statutory plan of arrangement (the “Alcanna Transaction”). The Company and Alcanna amended the arrangement agreement in respect of the Alcanna Transaction on January 6, 2022, and the Alcanna Transaction closed on March 31, 2022. Alcanna is a Canadian liquor retailer, operating predominantly in Alberta under its three retail brands, “Wine and Beyond”, “Liquor Depot” and “Ace Liquor”. Alcanna holds an approximately 63% equity interest in Nova Cannabis Inc. (“Nova”), a Canadian cannabis retailer operating stores across Alberta, Saskatchewan and Ontario.

The Alcanna Transaction consideration was comprised of (i) an aggregate $54.3 million cash ($1.50 in cash for each Alcanna common share), and (ii) an aggregate 320.6 million Sundial common shares valued at $280.4 million based on the fair value of each common share of the Company on the closing date (8.85 of a Sundial common share for each Alcanna common share).

Due to the proximity of the closing of the Alcanna Transaction and the date of issuance of the consolidated financial statements, the Company has not prepared the acquisition date fair value of the total consideration transferred or the amounts recognized as of the acquisition date for each major class of assets acquired and liabilities assumed.

Capital expenditures

Olds Facility

Capital expenditures in 2021 totaled $1.4 million and mainly related to infrastructure.

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

Merritt Facility

Construction of our facility in Merritt, British Columbia (the “Merritt Facility”) began in March 2019 with capital spending totaling approximately $10 million in 2019; however, has been suspended pending increases in market demand. The Merritt Facility was intended to serve as the primary production facility of the Company’s BC Weed Co. brand. Management is committed to a plan to sell the Merritt Facility and the asset is available for immediate sale, resulting in the reclassification to assets held for sale on the consolidated statement of financial position.

Capital expenditures in 2020 were a recovery of $1.2 million relating to refunds of provincial hydro and utility deposits.

There were no capital expenditures with respect to the Merritt Facility in 2021.

The amount of remaining capital expenditures at the Merritt Facility will vary depending on the scale of the facility that will be constructed. A mini-pod is expected to cost $15 million to construct, while a larger facility with extraction capabilities is expected to cost up to $30 million to complete.

Clay Lake Facilities

Following the acquisition of Bridge Farm on July 2, 2019, we incurred $27.8 million of capital expenditures primarily related to the construction and development of the second phase of the facility in Clay Lake, UK (the “Clay Lake Phase 2 Facility”).

Capital expenditures in 2020 totaled $4.4 million mainly related to the construction and development of the Clay Lake Phase 2 Facility, prior to the disposition.

The entire facility in Clay Lake, UK, was disposed of as part of the Bridge Farm Disposition (see “Business dispositions—Bridge Farm” above).

See “Management’s Discussion and Analysis of Financial Condition and Results of Operations” filed herewith as Exhibit 15.1 for information about significant financing transactions.

B.	Business overview.

Our Company

The principal activities of the Company are (i) the production, distribution and sale of cannabis in Canada pursuant to the Cannabis Act, which regulates the production, distribution, and possession of cannabis for medical and adult recreational access in Canada, (ii) the operation and support of corporate owned and franchised retail cannabis stores in Canadian jurisdictions where the private sale of recreational cannabis is permitted and (iii) the deployment of capital to investment opportunities in the global cannabis industry.

The Company’s reportable segments are organized by business line and are comprised of three reportable segments: cannabis operations, retail operations and investments. Cannabis operations include the cultivation, distribution and sale of cannabis for the adult-use market and medical markets in Canada. Retail operations include the private sale of recreational cannabis through corporate-owned and franchised retail cannabis stores. Investments include the deployment of capital to investment opportunities in the global cannabis industry. Certain overhead expenses not directly attributable to any reportable segment are reported as “Corporate”.

Sundial is a licensed producer that grows cannabis using state-of-the-art indoor facilities with retail operations focused on the retail sale of cannabis products and accessories, and investments targeting the global cannabis industry.

Our Industry

Adult-use Cannabis

We are currently serving the adult-use cannabis industry in Canada. In October 2018, Canada became the first major industrialized nation to legalize adult-use cannabis at the federal level. On October 17, 2019, the Canadian government has amended the Cannabis Regulations and Schedules to the Cannabis Act, to permit the production and sale of cannabis edibles, extracts and topicals by holders of federal licences specific for these product classes. Products in the new classes were made available for sale to provincially or territorially authorized distributors beginning in December 2019. We expect that additional countries will also legalize adult-use cannabis, creating the opportunity for us to serve the adult-use market in those other countries in the future, although we cannot predict whether and when this will occur.

CBD

In Canada, the updated Industrial Hemp Regulations (Canada) (the “IHR”) under the Cannabis Act replaced the previous form of the Industrial Hemp Regulations (Canada) under the Controlled Drugs and Substances Act (Canada) on October 17, 2018. The regulatory scheme for industrial hemp largely remains the same; however, the IHR permits the sale of hemp to federally licensed cannabis processors under certain circumstances, and licensing requirements were softened in accordance with the perceived lower risk posed by industrial hemp. The IHR defines industrial hemp as a cannabis plant, or any part of that plant, in which the concentration of THC is 0.3% by weight or less in the flowering heads and leaves. In Canada, cannabis products containing CBD are subject to the Cannabis Act and the Cannabis Regulations. Not every activity involving industrial hemp falls within the scope of the IHR. For example, the extraction of CBD or another phytocannabinoid from the flowering heads, leaves and branches of the plant falls under the Cannabis Regulations and requires a cannabis processing licence.

Furthermore, although we do not currently have plans to address the U.S. CBD market in the near term, recently adopted U.S. federal legislation has legalized hemp-derived CBD products, subject to certain conditions, including compliance with state and federal regulations.

Our Cannabis Operations

Sundial currently produces and markets cannabis products for the Canadian adult-use market. The Cannabis Act provides provincial, territorial and municipal governments with the authority to prescribe regulations regarding retail and distribution of recreational cannabis. As such, the distribution model for recreational cannabis differs from province to province. Some provinces have government-run retailers, while others have government-licensed private retailers, and some have a combination of the two. All of the Company’s sales are conducted according to the applicable provincial and territorial legislation and through applicable local agencies. The Company has established supply agreements with nine Canadian provinces and has a distribution network that covers 98% of the national recreational cannabis industry.

The Company’s primary focus in the cannabis operations segment has been on producing and distributing premium inhalable products and brands (flower, pre-rolls and vapes). Upon receiving a licence from Health Canada to sell cannabis oil products, the Company began the sale and distribution of cannabis vape products in December 2019.

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

Production and Services

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

Specialized Skill and Knowledge

All aspects of the Company’s business require specialized skills and knowledge. The Company’s management is comprised of individuals with extensive experience and expertise in areas including, but not limited to, cultivation of cannabis, consumer packaged goods, product development, strategy, analytical testing and legal and regulatory compliance.

Specialized skills and knowledge are important to the Company’s success as it continues to evolve with the industry and grow its brands, and we continue to build on the skills and knowledge required within our organization to meet our goals.

Competitive conditions

The Company’s cannabis operations face enhanced competition from others who are licensed under the Cannabis Act and the various provincial and territorial regulatory regimes to participate in the adult-use cannabis industry. The Cannabis Act and the various provincial and territorial legislation have established licensing regimes for the cultivation, production, processing, testing, packaging, labelling, delivery, transportation, distribution, sale, possession and disposal of cannabis for adult use.

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

We expect that competition in the adult-use cannabis market and other cannabis markets in which we expect to participate will become more intense as current and future competitors begin to offer an increasing number of diversified products. To remain competitive, we will require a continued high level of investment in research and development, marketing, sales and client support.

We also face competition from the illicit cannabis market. Illegal dispensaries and ‘black market’ operations and participants, despite not having a valid licence under the Cannabis Regulations, command a significant percentage of the total market for cannabis and cannabis products in Canada.

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

Components

In the cultivation process, obtaining seeds for growing cannabis must be done in accordance with the Cannabis Act. Seeds can be obtained from Health Canada, imported from a jurisdiction for medical purposes, or acquired from another Licence Holder. An authorization from Health Canada may be required to conduct such a transaction depending on its nature.

Intangible Properties

The ownership, licensing and protection of trademarks and other intellectual property rights are significant aspects of our future success. Currently we rely on trade secrets, technical know-how and proprietary information. We protect our intellectual property by seeking and obtaining registered protection where possible, developing and implementing standard operating procedures to protect trade secrets, technical know-how and proprietary information and entering into agreements with parties that have access to our inventions, trade secrets, technical know-how and proprietary information, such as our partners, collaborators, employees and consultants, to protect confidentiality and ownership. We also seek to preserve the integrity and confidentiality of our inventions, trade secrets, trademarks, technical know-how and proprietary information by maintaining physical security of our premises and physical and electronic security of our information technology systems.

Economic Dependence

The Company’s supply contracts with the various Canadian provinces are a critical element of the Company’s current revenues. If any larger Canadian provinces change the material terms of such agreement or otherwise alter the supply arrangement with the Company, such a change may have a material adverse effect on the Company’s revenue. See “Risk Factors — Risks Related to Our Business — We currently sell, and expect to continue to sell, a significant share of our product to provincial governments through supply contracts that may not generate orders as expected or which may not be renewed.”

Lending

The Company’s lending operations, including the investment policies and lending and investment restrictions are discussed in the section “Business overview — Our Investments — Lending”.

Our Retail Operations

Retail operations comprise the private sale of recreational cannabis through corporate-owned and franchised retail cannabis stores under the “Spiritleaf” retail banner. Spiritleaf aims to be the most knowledgeable and trusted source of recreational cannabis by offering a premium consumer experience and quality curated cannabis products.

Since the legalization of recreational cannabis on October 17, 2018, Inner Spirit has built a strategic portfolio of 105 corporate-owned and franchised Spiritleaf retail cannabis stores in five provinces across Canada. Sundial acquired Inner Spirit on July 20, 2021.

Spirit Leaf Corporate

The Company, through Spirit Leaf Corporate Inc. (“Spirit Leaf Corporate”), opens and operates corporate-owned Spiritleaf retail cannabis stores in strategic locations across Canada in jurisdictions where permitted.

The Company intends to continue to seek and secure leases of real estate locations for potential corporate Spiritleaf retail cannabis stores in jurisdictions where permitted.

Spirit Leaf operations

The Company, through Spirit Leaf Inc. (“Spirit Leaf”), supports a chain of franchised Spiritleaf branded retail cannabis stores in jurisdictions where permitted. The Company also intends to create house brands under the Spiritleaf banner, brand white-label cannabis products with such house brands in jurisdictions where doing so is permitted, and to sell such white-label cannabis products through its own vertical distribution network, which, if and where permitted, may include online, corporate-owned and franchised retail cannabis stores.

In addition, Spiritleaf operates an online business through which it sells non-cannabis products (cannabis accessories and apparel) and allows consumers to arrange for pick-up of their orders in-store and through which it plans to, in the future, sell cannabis products, where permitted. A franchise partner of Spiritleaf operates an online store in the province of Saskatchewan, through which it sells cannabis products and accessories.

Production and Services

As a retailer, the Company, through Spirit Leaf Corporate, sells cannabis products, cannabis accessories and other products permitted to be sold in accordance with applicable regulatory frameworks. As a franchisor, the Company, through Spirit Leaf, sells fixtures to franchise partners prior to them opening their Spiritleaf retail cannabis stores, and once such stores open, its sells Spiritleaf cannabis accessories to them.

In general, the Company is only authorized to sell cannabis products purchased from an authorized provincial distributor and cannabis accessories and other items prescribed by the applicable provincial regulator.

Specialized Skill and Knowledge

All aspects of the Company’s retail operations, whether it is the operation of retail cannabis stores, the sale of cannabis and cannabis accessories, the sale of franchises, the ongoing support of franchisees or otherwise, require specialized skills and knowledge. Such skills and knowledge include, among other things, knowledge on franchising, cannabis, cannabis products and accessories, retail, real estate, consumer goods, customer service and the sale of recreational cannabis in Canada.

Competitive Conditions

The private retail cannabis industry in Canada is very competitive, and the Company anticipates increased levels of competition in the industry as new participants enter the market and established retails consolidate. In anticipation of the Cannabis Act coming into effect on October 17, 2018, numerous parties sought and applied for licences to operate retail cannabis stores in jurisdictions where the private retail of cannabis was permitted. As certain jurisdictions moved to a private or semi-private market system for the retail of cannabis, and as regulators increased the aggregate number of licences available for issuance to private cannabis retailers and the pace at which such licences are issued, competition in the private retail cannabis industry continued to increase.

The principal aspects of competition include, among other things, obtaining retail cannabis store licences and regulatory approvals, the availability of cannabis products and cannabis accessories, securing optimal real estate locations and the ability to attract and retain key personnel and customers. The Company believes that its significant competitors are other entities seeking multiple retail cannabis store licences in multiple jurisdictions. It is also important to note that competition between retail cannabis stores is significantly geographical in nature, and the main competition Spiritleaf retail cannabis faces is from other retail cannabis outlets that are located in the same local geographical area and that serve the same consumer demographic.

The Company also faces competition from vertically integrated cannabis companies, existing retailers, government retailers, and the illegal market. The recent consolidation of retail companies in the market is also anticipated to increase competition in the industry, as larger consolidated companies generally have better access to capital and other necessary resources. Increased competition by numerous independent retail cannabis stores and larger competitors could materially and adversely affect the business, financial condition, and results of the Company.

In light of the strong competition in the industry, cannabis retailers are attempting to differentiate themselves from their competitors through retail cannabis store locations, their brands and their product offerings (through perceived quality, product variety and price). Retailers are using a variety of communication strategies to draw attention to these differentiators, including through social media, experiential marketing and traditional print and digital advertising, to the extent possible under the applicable regulatory frameworks.

To remain competitive, the Company and its subsidiaries will require a continued high level of investment in marketing, sales and client support. The Company believes that its product knowledge, experience operating retail outlets, and strategic partnerships with established companies in the cannabis industry, will allow it to offset some of the risks associated with any increased competition in the retail cannabis market.

The Company believes that the experience of management in both the retail and cannabis spaces has and will continue to be a competitive advantage in navigating the highly regulated marketplace.

Vertically integrated competitors

Certain competitors in the retail cannabis industry are also Licensed Producers that are able to produce the products sold at retail stores. Such companies are generally well capitalized and have an established operating history in Canada and may have significant scale and international operations. At the time of this Annual Report, vertically integrated companies are able to compete directly with the Company and its franchise partners in the Alberta and Saskatchewan markets. However, they are subject to regulatory operating restrictions in the major markets of British Columbia and Ontario that are likely to significantly limit their ability to compete directly with the Corporation and its franchise partners in those jurisdictions.

Existing retailers

These competitors generally have an existing business with some kind of retail footprint (in liquor sales, cannabis accessories sales, or otherwise) and have already entered or are potentially entering the private retail cannabis market as a growth opportunity. These competitors may also be well capitalized with established retail operations in Canada.

Government retailers

The Company and its franchise partners also face competition from government wholesalers that sell directly to consumers online such as the Ontario Cannabis Store in Ontario and the Alberta Gaming, Liquor and Cannabis Commission in Alberta. In British Columbia, the Company’s franchise partners face additional direct competition from the government in the form of government-owned retail stores.

Illegal market

The Company and its franchise partners face significant competition from persons continuing to operate in the illegal cannabis market in Canada. Management believes that until there is sufficient private retail coverage, methods of engaging potential customers and types of products legally available to consumers, competition from the illicit market will remain significant.

Market Consolidation

It is anticipated that as the retail cannabis industry matures, competitors in the market will consolidate or acquire smaller operators to capitalize on cost synergies and increase their market share. To date, several of the Company’s competitors have increased their retail cannabis store counts and market share through consolidations or acquisitions, or are in the process of consolidating or making acquisitions.

Intangible Properties

The Company aims to be the most knowledgeable and trusted source of recreational cannabis by offering a premium consumer experience and quality curated cannabis products. To achieve that, the Company focuses on associating its brand with high quality product selections and a customer-first experiences. The Company recognizes the importance of its retail brand on its success and its competitiveness in the retail cannabis industry, and the need to protect and enhance its value. In an effort to protect and expand its brand, the Company has applied for, or has received, Canadian trademark protections for certain of its marks. The Company has also applied for United States trademark protections for certain of its marks.

Cycles

To date, the Spiritleaf retail cannabis store network has experienced marginal seasonality, with sales increasing in the summer months from May to August, as well as during the month of December.

Economic Dependence

The Company is not substantially dependent on any individual retail cannabis store, licence, or lease, but the maintenance of our licences and authorizations issued by provincial regulators, generally, is critical to the success of our retail business.

Our Investment and Financial Services Operations

The Company’s investment and financial services operations include the deployment of capital to investment opportunities targeting the global cannabis industry.

The Company invests in cannabis related equity instruments that are traded on public stock exchanges such as the Toronto Stock Exchange or Nasdaq. The Company may also deploy capital to cannabis-related debt and hybrid instruments targeting Canadian cannabis companies. In addition, the SunStream joint venture, in which the Company has an interest, provides financing and other financial services that target the global cannabis industry.

The Company’s investment committee is responsible for evaluating investment opportunities encompassing cannabis-related equity instruments that are traded on public stock exchanges and cannabis-related debt and hybrid instruments targeting the Canadian cannabis industry.

SunStream

On March 15, 2021, the Company and SAF Group announced they had entered into an agreement to form a 50/50 joint venture through a new corporation, SunStream. SunStream is a private company which provides growth capital that pursues indirect investment and financial services opportunities in the global cannabis sector, as well as other investment opportunities.

On December 2, 2021, SunStream IVXX Investment Corp. (“SunStream IVXX”), an affiliate of SunStream, announced that it had submitted a draft registration statement on a confidential basis to the SEC for a proposed initial public offering of its common stock.

SunStream IVXX will be a specialty finance company that operates as a closed-end, non-diversified management investment company that anticipates electing to be regulated as a business development company under the Investment Company Act of 1940.

In the United States, SunStream has provided lending services to cannabis businesses in the form of secured debt and hybrid debt and derivative instruments. Sundial, through its involvement in the SunStream joint venture, is classified as having indirect ancillary involvement in the U.S. marijuana industry as referenced in CSA Staff Notice 51-352, which states that ancillary involvement arises when an issuer provides goods and/or services not limited to financing, branding, recipes, leasing, consulting or administrative services to third parties who are directly involved in the U.S. marijuana industry.

Cannabis (or, as referred to in the United States, marijuana) is illegal under U.S. federal law and the enforcement of relevant U.S. laws poses a significant risk to the results of our operations and financial results. For further information about the risks related to U.S. federal laws and regulations with respect to SunStream’s operations, see “Item 3D. Risk Factors—Risks related to our investments—Cannabis remains illegal under U.S. federal law. Strict enforcement of federal laws regarding cannabis would likely result in SunStream’s inability to execute its business plan and may subject us to significant civil or criminal liability and other adverse consequences”. The risk of federal enforcement and other risks associated with the Company’s business are described in “Item 3D—Risk Factors”.

The Company’s involvement in SunStream could have an undetermined impact on the Company’s ability to access both public and private capital.

The Company’s balance sheet exposure is limited to its equity-investment in SunStream of $412.9 million at December 31, 2021, and its share of profit of equity-accounted investees of $32.9 million for the year ended December 31, 2021.

Legal advice has been obtained by SunStream and the Company regarding applicable U.S. federal and state law in relation to SunStream’s business.

The Company is not aware of any of the businesses of recipients of SunStream services being in non-compliance with applicable licensing requirements and the regulatory framework enacted by the U.S. states in which they operate.

SunStream’s investment committee, which includes Sundial’s Chief Executive Officer, is responsible for evaluating investment and financing opportunities encompassing secured debt, hybrid securities and distressed debt and equity targeting the global cannabis industry.

Specialized Skill and Knowledge

All aspects of the Company’s investments require specialized skills and knowledge. The Company’s investment committee and SunStream’s investment committee are comprised of individuals with extensive experience and expertise in areas including, but not limited to, deal sourcing, investment management, client management, reporting and operational requirements, and cannabis operations.

Specialized skills and knowledge are important to the Company’s success as it continues to evolve its investments, and we continue to build on the skills and knowledge required within our organization to meet our financial goals.

Competitive Conditions

Since 2019, the equity capital availability to the Canadian cannabis sector has become increasingly selective and largely unobtainable for smaller licensed producers. This provides a significant opportunity to strategically invest in and consolidate smaller licensed producers with premium offerings and/or scalable intellectual property to attractive valuations.

Historically, many of the larger licensed producers were able to obtain asset-backed bank credit facilities secured by their cultivation assets. However, the slower than expected ramp up of Canadian national sales caused the banks to significantly reduce their exposure through 2019 and 2020. Bank appetite remains tepid at best for the largest licensed producers and current outstanding credit facilities generally have burdensome covenant packages despite many borrowers having net-cash positions.

The global legal cannabis market is expected to grow substantially over the next few years as public sentiment continues to drive legalization worldwide. Market growth will require an immense amount of capital at a time when regulatory hurdles have sidelined many traditional sources of capital, such as banks and private equity. This has created opportunities to generate attractive risk adjusted returns for investors in Canada, the United States and internationally.

Foreign Operations

The investments segment is dependent upon foreign operations as the majority of the investments through the SunStream joint venture are outside of Canada.

Investing

Policy and Objectives

General – The overall objective of the Company’s investment policy is to protect or enhance funds flow and shareholder value consistent with the Company’s business plan. The policy applies to the investment of all cash, short-term and long-term financial assets of the Company.

Return on Investment – The Company’s investment activities shall be constructed with the objective of attaining a rate of return while meeting the above objectives.

Capital Preservation – Preservation of capital is a primary objective of the Company’s investment activities. Investments shall be undertaken in a manner that seeks to ensure the preservation of capital, while managing market risk, credit risk and interest rate risk.

Liquidity – Investments shall remain sufficiently liquid in order to meet all reasonably anticipated operating capital requirements.

Standard of Care – Investments shall be made with judgement and care, under circumstances then prevailing, which persons of prudence, discretion and intelligence would exercise.

Ethics and Conflicts of Interest – Officers and employees involved with the investment process shall refrain from personal business activity that could conflict with proper execution and management of the investment program or impair their ability to make impartial investment decisions. Any such personal business activity shall require proper disclosures to the chief executive officer and chief financial officer and to the audit committee in case of a material investment.

Permitted Investment Activities

The following types of investment activities are expressly permitted subject to board of director approved investment activities and limits under which an investment activity may be conducted:

•	Investments in cash
•	Equity investments
•	Debt investments
•	Investments in shares, warrants or other equities, convertible debt securities, derivatives, swaps, options or futures
•	Other investments, subject to board approval

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

Pursuant to the regulatory framework, each province and territory in Canada is also permitted to adopt its own laws governing the distribution, sale and consumption of cannabis and cannabis accessory products within the province or territory. See “— Provincial and Territorial Regulatory Framework for Adult-Use Cannabis” below.

Given that the Cannabis Act and the Regulations were only recently enacted and are still developing, the impact of the regulatory framework on our business is uncertain. See “Risk Factors — Risks Related to Our Business and Risks Related to Our Markets and Industry”. Cannabis for adult use only recently became legal in Canada. As a result, the industry and the regulations governing the industry are rapidly developing, and if they develop in ways that differ from our expectations, our business and results of operations may be adversely impacted”.

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

•	Permits the informational promotion of cannabis by entities licensed to produce, sell or distribute cannabis in specified circumstances to individuals 18 years and older.
•	Introduces packaging and labelling requirements for cannabis and cannabis accessories and prohibits the sale of cannabis or cannabis accessories that could be appealing to young persons.
•	Provides the designated minister with the power to recall any cannabis or class of cannabis on reasonable grounds that such a recall is necessary to protect public health or public safety.
•	Permits the establishment of a national cannabis tracking system.
•	Provides powers to inspectors for the purpose of administering and enforcing the Cannabis Act and a system for administrative monetary penalties.

Cannabis for Medical Purposes

Effective October 17, 2018, the Cannabis Act and the Cannabis Regulations replaced the CDSA’s Access to Cannabis for Medical Purposes Regulations (Canada) (the “ACMPR”), as the governing regulations in respect of the production, sale and distribution of medical cannabis and related oil products in Canada. Transitional provisions of the Cannabis Act provide that every licence to produce and sell cannabis issued under the ACMPR that was in force immediately before the day on which the Cannabis Act came into force was deemed to be a licence issued under the Cannabis Act, and that such licence will continue in force until it is revoked or expires.

The Cannabis Regulations set out the regime for medical cannabis following legalization, which is substantively the same as the ACMPR with adjustments to create consistency with rules for non-medical use, improve patient access, and reduce the risk of abuse within the medical access system. Patients who have the authorization of their healthcare provider continue to have access to cannabis under the Cannabis Act and Cannabis Regulations, either purchased directly from a federally licensed entity under the Cannabis Act and the Cannabis Regulations, or by registering to produce a limited amount of cannabis for their own medical purposes or designating someone to produce cannabis for them in the manner prescribed.

Licences, Permits and Authorizations

The Cannabis Regulations establish six classes of licences:

•	licence for cultivation;
•	licence for processing;
•	licence for analytical testing;
•	licence for sale;
•	licence for research; and
•	a cannabis drug licence.

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

As of May 8, 2019, Health Canada required that new applicants for cannabis licences under the Cannabis Act have a fully built site that meets all requirements of the Cannabis Regulations at the time of their application.

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

All of our directors and executive officers have obtained security clearance from Health Canada. Failure by an individual in a key operational position to maintain or renew his or her security clearance could result in a reduction or complete suspension of our operations. See “Risk Factors — Risks Related to Our Business and Risks Related to Our Markets and Industry — Our future success is dependent on our ability to attract or retain key personnel”.

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

Packaging, Labeling and Advertising

The Cannabis Regulations set out requirements pertaining to the packaging and labelling of cannabis products. These requirements are intended to promote informed consumer choice and allow for the safe handling and transportation of cannabis, while also reducing the appeal of cannabis to youth. The Cannabis Regulations require all cannabis products to be packaged in a manner that is tamper-proof and child resistant.

Limits are also imposed on the use of colors, graphics, and other special characteristics of packaging. For example, all-over packaging wraps must be clear, and the interior surface and exterior surface of any container in which a cannabis product is packaged must be one uniform color. Cannabis package labels must include specific information, such as (i) product source information, including brand name, the class of cannabis and the name, phone number and email of the licensed processor or cultivator, (ii) mandatory warnings, including rotating health warning messages on Health Canada’s list of standard health warnings; (iii) the Health Canada standardized cannabis symbol; and (iv) information specifying THC and CBD content. Amendments to the Cannabis Regulations effective as of October 17, 2019, impose additional packaging and labelling requirements for all classes of cannabis production.

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

Promotion of cannabis is strictly regulated in Canada. For example, promotion is largely restricted to be implemented in a limited number of prescribed manners (e.g., at the point of sale) and is subject to prescribed conditions set out in the Cannabis Act and the Cannabis Regulations. Also, among other restrictions, the Cannabis Act prohibits testimonials and endorsements, lifestyle branding, depictions of a person, character or animal, whether real or fictional, and promotion that is appealing to young persons.

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

Provincial and Territorial Regulatory Framework for Adult-Use Cannabis

Pursuant to the regulatory framework, each province and territory in Canada is also permitted to adopt its own laws governing the distribution, sale and consumption of adult-use cannabis and cannabis accessory products within the province or territory. As a result, provincial and territorial governments may choose to set lower maximum permitted quantities for individuals and higher age requirements. Currently, each of the Canadian provincial and territorial jurisdictions has established a minimum age of 19 years old for the consumption of adult-use cannabis, except for Québec and Alberta, where the minimum age is 21 and 18, respectively.

Retail-distribution models vary nationwide from one province and territory to another. All Canadian provinces and territories have implemented mechanisms for the distribution and sale of cannabis for adult-use purposes within their jurisdictions. Quebec, New Brunswick, Nova Scotia and Prince Edward Island have adopted government-run models for retail and distribution. Ontario, British Columbia, Alberta, Manitoba and Newfoundland have adopted hybrid models, with some aspects, including stores, distribution and online retail being government-run, (subject to certain exceptions for private online sales), while allowing for private retail. Saskatchewan has implemented a private retail system. Yukon, Northwest Territories and Nunavut have adopted a model that resembles their government-run liquor distribution model. However, New Brunswick has introduced plans to incorporate privately owned cannabis retail stores into its permitted distribution model. As the laws continue to evolve, and the distribution models mature, there is no assurance that provincial and territorial legislation enacted for the purpose of regulating adult-use cannabis will remain the same or otherwise continue to allow, or be conducive to, our business model. Differences and changes in provincial and territorial regulatory frameworks could result in, among other things, increased compliance and supply costs.

Municipal and regional governments may also choose to impose additional requirements and regulations on the sale of adult-use cannabis, adding further uncertainty and risk to our business. Municipal by-laws may restrict the number of adult-use cannabis retail outlets that are permitted in a certain geographical area, or restrict the geographical locations wherein such retail outlets may be opened. See “Risk Factors — Risks Related to Our Business and Risks Related to Our Markets and Industry — Any failure on our part to comply with applicable regulations could prevent us from being able to carry on our business, and there may be additional costs associated with any such failure.”

As of the date of this Annual Report, we believe we are in compliance in all material respects with the Cannabis Act and the Regulations, and all other applicable Canadian federal and provincial laws and regulatory requirements relating to cannabis, with the exception of obtaining security clearance from Health Canada for certain of our executive officers and directors, which we are working to obtain. In addition, our directors, officers and certain other key employees are subject to security regulations due to the nature of our industry, which may make it more difficult for us to attract, develop and retain talent. See “Risk Factors — Risks Related to Our Business and Risks Related to Our Markets and Industry — Our future success is dependent on our ability to attract or retain key personnel.”

C.	Organizational structure.

Below, and attached as Exhibit 8.1 to this Annual Report, is the list of our significant subsidiaries as at December 31, 2021, each of which is directly or indirectly wholly-owned by Sundial unless otherwise indicated.

Subsidiaries	Principal activity	Jurisdiction of incorporation	Equity ownership	Non-controlling interest (“NCI”)
KamCan Products Inc.	Inactive	British Columbia, Canada	100%	0%
Sundial Deutschland GmbH	Inactive	Germany	100%	0%
2657408 Ontario Inc.	Operations	Ontario, Canada	100%	0%
NGBA-BC Holdings Ltd.	Operations	British Columbia, Canada	100%	0%
Sundial Insurance (Bermuda) Ltd.	Operations	Bermuda	100%	0%
Inner Spirit Holdings Ltd.	Operations	Alberta, Canada	100%	0%
Spirit Leaf Inc.	Operations	Alberta, Canada	100%	0%
Spirit Leaf Corporate Inc.	Operations	Alberta, Canada	100%	0%
Spirit Leaf Ontario Inc.(1)	Operations	Ontario, Canada	0%	100%

(1)

This entity may be considered to be “controlled” by the Company solely for the purposes of IFRS, but the entity is not controlled by the Company within the meaning of applicable corporate law. For the purposes of IFRS, control of this entity is determined by the Company being exposed to variable returns and having the ability to affect those returns through its power over the entity.

D.	Property, plants and equipment.

Information regarding our material tangible fixed assets is as follows:

	Olds, Alberta	Rocky View, Alberta
Format	Indoor Modular	Indoor
Primary Purpose	Cultivation and Extraction	Research and Development
Capital expenditures to December 31, 2021	$183 million	$8 million

Facility Size at December 31, 2021 (Sq. Ft.)	448,000	31,000

Production Capacity at December 31, 2021	71 million grams	—
Utilized Capacity at December 31, 2021	28 million grams	—

Asset Optimization Initiatives

The Company has suspended construction of its Merritt Facility in British Columbia and is evaluating all options to maximize the value of its asset base. In January 2020, the Company entered into an agreement to sell its Kamloops, British Columbia, property for $2.1 million. The transaction closed on March 27, 2020.

On December 28, 2020, we announced a concentrates licensing agreement based out of our Rocky View Facility. Within the agreement is a non-binding purchase condition to sell the Rocky View Facility for $5.0 million.

There are no planned facility expansions at this time.

Retail Operations

All of the corporate-owned and franchised Spiritleaf retail cannabis stores are operated from leased premises. The terms of the leases may vary from location to location, but the Company and its franchise partners typically aim for a lease term of five years, with an option for at least one subsequent renewal for a further five years.

The Company has a real estate development team and custom mapping software, along with relationships and leases with most major landlords across Canada. It uses the data from over 70 operating locations to help identify variables that make for an ideal location.

Item 4A. Unresolved Staff Comments

None.

Item 5. Operating and Financial Review and Prospects

A.	Operating Results

Refer to the “Management’s Discussion and Analysis of Financial Condition and Results of Operations” attached to this Annual Report as Exhibit 15.1 filed herewith for a discussion of our financial condition and results of operations as of and for the year ended December 31, 2021 as compared to the year ended December 31, 2020.

A discussion of our financial condition and results of operations as of and for the year ended December 31, 2020 as compared to the year ended December 31, 2019 can be found in “Management’s Discussion and Analysis of Financial Condition and Results of Operations” filed as Exhibit 15.2 to our annual report on form 20-F for the year ended December 31, 2020, filed with the SEC on March 17, 2021.

B.	Liquidity and Capital Resources

For a discussion of liquidity and capital resources as of and for the year ended December 31, 2021 as compared to December 31, 2020, refer to the sections entitled “Cash Flow Summary” and “Liquidity and Capital Resources” in the “Management’s Discussion and Analysis of Financial Condition and Results of Operations” attached to this Annual Report as Exhibit 15.1

A discussion of liquidity and capital resources as of and for the year ended December 31, 2020 as compared to December 31, 2019, can be found in the sections entitled “Cash Flow Summary” and “Liquidity and Capital Resources” in “Management’s Discussion and Analysis of Financial Condition and Results of Operations” filed as Exhibit 15.2 to our annual report on form 20-F for the year ended December 31, 2020, filed with the SEC on March 17, 2021.

C.	Research and Development, Patents and Licences, etc.

See “Item 4.B –Business Overview” above.

D.	Trend Information

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

Name, Province or State and Country of Residence	Age	Position/Title
Zachary George Connecticut, USA	43	Chief Executive Officer and Director

James Keough Alberta, Canada	58	Chief Financial Officer

Andrew Stordeur Alberta, Canada	42	President and Chief Operating Officer

Ryan Hellard British Columbia, Canada	33	Chief Strategy Officer

Greg Mills(1) Ontario, Canada	59	Non-Executive Chairman and Director

Gregory Turnbull(1) Alberta, Canada	67	Director

Bryan Pinney(1) Alberta, Canada	69	Director

Lori Ell(1) Alberta, Canada	55	Director

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

 Biographical Information Regarding Our Directors and Executive Officers

Zachary George – Chief Executive Officer and Director

Mr. George joined Sundial as director in November 2019 and was appointed Chief Executive Officer in January 2020. Mr. George has spent more than 15 years evaluating catalyst-based investment opportunities across the capital structure of North American companies with a focus on real assets. Mr. George has worked in a management capacity, including as a chief executive officer, with numerous corporate boards to turn around operations, affect corporate action and implement governance policies to maximize shareholder value.

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

Ryan Hellard – Chief Strategy Officer

Mr. Hellard joined the Company as the Chief Marketing and Product Officer in March 2018 and was appointed Chief Strategy Officer on June 1, 2021. From 2012 and until joining Sundial, he held increasingly senior roles, including as President, at AppColony, an agency that develops marketing strategies and digital solutions for Canadian companies. Mr. Hellard completed a Bachelor of Commerce degree at the University of Calgary.

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

Gregory Turnbull – Director

Mr. Turnbull joined our board of directors in October 2018. Mr. Turnbull is a former partner in the Calgary office of McCarthy Tétrault LLP. He has worked as a lawyer since 1980, having held a variety of roles with firms including Gowlings LLP, Donahue LLP and MacKimmie Matthews. In addition to being a director of the Company, Mr. Turnbull is a director of Sleeping Giant Capital Corporation. Throughout his career, Mr. Turnbull has served as an officer or director of many other public and private companies. He is a member of the Law Society of Alberta, the Canadian Bar Association and the Calgary Bar Association. He holds a Bachelor of Arts degree (with honors) from Queen’s University and a Bachelor of Law degree from the University of Toronto. He is chair of the board of Alberta health Services and has also previously been chair of the Calgary Zoo.

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

Lori Ell – Director

Ms. Ell joined our board of directors in July 2021. Ms. Ell has over 25 years of broad-based executive experience working with multi-billion dollar, start up, and midmarket companies in diverse industries including food manufacturing and technology. Her most recent position is President of Growing Ideas, a business consulting practice located in Calgary, Alberta. Ms. Ell sits on the board of directors of the Sawridge Group. She is a director on two Canadian Federal Departmental Audit Committees – Crown-Indigenous Relations and Northern Affairs Canada and Indigenous Services Canada. Previously, Ms. Ell served as chair of the board of AgJunction Inc., where she previously held interim president and chief executive officer roles. Ms. Ell has also served on a number of other retail and food processing boards. From 2004 to 2012, Ms. Ell was the President of Agristar Inc., an agri-food manufacturing company. Prior thereto, Ms. Ell was Chief Financial Officer for Quortech Solutions Ltd. a technology company. Ms. Ell is a Certified Public Accountant, holds a Bachelor or Management degree and holds an ICD.D designation from the Institute of Corporate Directors.

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

We currently offer our executive officers, including our NEOs, cash compensation in the form of base salary and annual short-term incentives that will reward participants for the achievement of pre-established corporate, team and individual goals and objectives. From time to time, our board of directors may also grant discretionary cash bonuses to our executives to reward them for exemplary performance. Long-term annual incentives may consist of stock options, performance share units (“PSUs”) and/or restricted share units (“RSUs”).

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

We continue to evaluate our compensation philosophy and compensation program on an ongoing basis to ensure that we are providing competitive compensation opportunities for our executive team as a publicly traded company in this evolving industry. As part of the annual compensation review process, we expect to be guided by the philosophy and objectives outlined above, as well as other factors that may become relevant.

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

Short-Term Annual Cash Incentive

Our short-term annual cash incentive plan is designed to reward the achievement of pre-determined corporate, team and personal goals and objectives over the ensuing year, with the intention of aligning compensation with corporate strategies. Annual incentive targets under the plan may be set as a percentage of the relevant executive officer’s base salary and payout of the annual cash incentive (if any) are linked to the achievement of corporate, team and personal performance. In order to further increase alignment with shareholders, executives and employees also have the ability to elect to receive short-term cash incentive payments in the form of RSUs.

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

 Summary Compensation Table

Our named executive officers (“NEOs”) for the fiscal year ended December 31, 2021 were our Chief Executive Officer, Zachary George, Chief Financial Officer, James Keough, President and Chief Operating Officer, Andrew Stordeur, and Chief Strategy Officer Ryan Hellard. For the fiscal year ended December 31, 2021, the aggregate compensation and benefits accrued or paid to our then serving executive officers for services in all capacities was $7,256,963, and the aggregate compensation paid to each of our NEOs is set forth below:

Name and Principal Position	Year	Salary(1)	Share- Based Awards(2)	Option- Based Awards(3)	Annual Incentive Plans	All Other Compensation(4)	Total Compensation(5)
Zachary George Chief Executive Officer and Director	2021	$500,000	$4,574,520	$—	$250,000	$45,369	$5,369,889

James Keough Chief Financial Officer	2021	$321,875	$247,787	$—	$100,000	$32,869	$702,531

Andrew Stordeur President and Chief Operating Officer	2021	$400,000	$240,162	$—	$—	$46,715	$686,877

Ryan Hellard Chief Strategy Officer	2021	$250,000	$196,704	$—	$25,000	$25,962	$497,666

Notes:

(1)	Represents the base salary paid in Fiscal 2021.
(2)

All share-based awards were granted pursuant to the RSU Plan in the form of RSUs. The fair-value of the share-based awards shown were calculated by multiplying the total number of units granted to each NEO on the grant date by the closing price of the Company’s common shares on the trading day immediately preceding the grant date.

(3)	No option-based awards were granted in Fiscal 2021.
(4)	None of our NEOs are entitled to perquisites or other personal benefits which, in aggregate, are worth over $50,000 or over 10% of their base salary.
(5)	All monetary amounts in this table are in CAD$ unless otherwise specified.

The table below shows the incremental payments that would be made to our NEOs under the terms of their employment agreements upon the occurrence of certain events.

Name and Principal Position	Event	Severance(1)	Option- Based Awards(2)	Other Payments(1)	Total(1)
Zachary George	Termination without cause	$1,400,000	—	$21,000	$1,421,000
Chief Executive Officer and Director	Termination and change of control	$1,400,000	—	$21,000	$1,421,000

James Keough	Termination without cause	$650,000	—	$9,750	$659,750
Chief Financial Officer	Termination and change of control	$325,000	—	$9,750	$334,750

Andrew Stordeur	Termination without cause	$800,000	—	$12,000	$812,000
President and Chief Operating Officer	Termination and change of control	$800,000	—	$12,000	$812,000

Ryan Hellard	Termination without cause	$500,000	—	$7,500	$507,500
Chief Strategy Officer	Termination and change of control	$500,000	—	$7,500	$507,500

Notes:

(1)	Mr. George’s severance, other payments and total are in USD.
(2)	All option-based awards were out-of-the money, based on the December 31, 2021 price of US$0.5780 (CAD$0.7328) per common share.

 Outstanding Option-Based Awards and Share-Based Awards

The following table sets out information on the outstanding warrants and other option-based awards held by each of our NEOs as at December 31, 2021.

Name	Number of common shares underlying unexercised option-based awards	Exercise price (USD)	Expiration date	Value of unexercised in-the- money option- based awards(1)
Zachary George Chief Executive Officer	—	$—	—	$—

James Keough Chief Financial Officer	80,000 108,000 160,000 75,000	$2.97 2.97 6.25 0.83	August 14, 2023 August 1, 2024 June 15, 2027 May 27, 2030	$— — — —

Andrew Stordeur President and Chief Operating Officer	38,400 38,400 115,200 160,000 100,000 192,000 192,000	$0.63 0.63 0.63 6.25 0.83 0.63 3.13	March 6, 2023 March 6, 2024 August 1, 2024 January 11, 2027 May 27, 2030 5 years from vest date 5 years from vest date	$— — — — — — —

Ryan Hellard Chief Strategy Officer	38,400 38,400 115,200 160,000 100,000 192,000 192,000	$0.63 0.63 0.63 6.25 0.83 0.63 3.13	March 1, 2023 March 1, 2024 August 1, 2024 January 11, 2027 May 27, 2030 5 years from vest date 5 years from vest date	$— — — — — — —

Notes:

(1)	All option-based awards were out-of-the money, based on the December 31, 2021 price of US$0.5780 (CAD$0.7328) per common share.

The following table sets out information on the outstanding share-based awards held by each of our NEOs as at December 31, 2021.

Name	Number of common shares underlying unvested share-based awards	Value of share-based awards that have not vested(2)	Value of vested share-based awards not distributed(3)
Zachary George Chief Executive Officer	RSUs:4,000,000 DSUs:—	$3,049,680 —	$— 91,153

James Keough Chief Financial Officer	RSUs:241,667	$193,871	$—

Andrew Stordeur President and Chief Operating Officer	RSUs:310,000	$274,827	$—

Ryan Hellard Chief Strategy Officer	RSUs:255,334	$226,736	$—

Notes:

(1)	All monetary amounts are in CAD$ unless otherwise specified.
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

Incentive Plan Awards – Value Expected to be Vested or Earned During the Year

The following table sets out, for each of our NEOs, the value of the option-based awards and share-based awards that vested in accordance with their terms as of December 31, 2021.

Name and Principal Position	Option-Based Awards – Value Vested During 2021(1)	Share-Based Awards – Value Vested During 2021
Zachary George Chief Executive Officer	$—	$3,708,357

James Keough Chief Financial Officer	$—	$253,320

Andrew Stordeur President and Chief Operating Officer	$—	$194,773

Ryan Hellard Chief Strategy Officer	$—	$161,166

Notes:

(1)

The option-based awards held by each of our NEOs that vested during 2021, altogether were 91,666 options, were out-of-the money, based on the December 31, 2021 price of US$0.5780 (CAD$0.7328) per common share.

Employment Agreements

The Company has entered into employment agreements with each of our NEOs. The material terms of the employment agreements are discussed below.

Zachary George, Chief Executive Officer

The Company may terminate Mr. George at any time, without cause, and the Company will be required to provide him with his accrued but unpaid annual base salary, pay for accrued and unused vacation and business expenses up to the termination date (the “Accrued Obligations”), plus (i) termination notice of two years (which may be provided as pay in lieu of notice), (ii) a lump sum payment in lieu of benefits equivalent to 3% of his annual base salary, and (iii) any unvested stock options or restricted share units will immediately vest on the termination date. The receipt of the separation package is conditioned on Mr. George’s execution of a release of claims.

Pursuant to Mr. George’s employment agreement, if a change of control occurs, and his employment with the Company is subsequently or contemporaneously terminated by the Company or its successor, Mr. George will be entitled to receive, within thirty (30) days after such termination, a lump sum payment equal to (i) the Accrued Obligations, (ii) two times his annual base salary, and (iii) 3% of his annual base salary in lieu of benefits.

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

Pursuant to Mr. Keough’s employment agreement, if a change of control occurs and his employment is subsequently or contemporaneously terminated by the Company or its successor, Mr. Keough will be entitled to receive, within 30 days after such termination, a sum of money equal to (i) the Accrued Obligations, (ii) one year of his annual base salary, and (iii) 3% of his annual base salary in lieu of benefits.

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

Mr. Stordeur’s employment agreement also contains the Restrictive Covenants.

Ryan Hellard, Chief Strategy Officer

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

Director Compensation

Our board of directors, on the recommendation of our compensation committee, is responsible for reviewing and approving any changes to the directors’ compensation arrangements. The aggregate of compensation and benefits in kind, accrued or paid to our directors in the year ended December 31, 2021 for services in all capacities was $350,546.

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

In accordance with the May 28, 2020 board resolution, Messrs Pinney and Turnbull each received $225,000 in deferred share units and $75,000 cash compensation for the 2021 calendar year, Ms. Cannon received $225,000 in deferred share units and $75,000 cash compensation prorated for her time served on the board from January 1, 2021 to July 7, 2021, Ms. Ell received $225,000 in deferred share units and $75,000 cash compensation prorated for her time served on the board from July 7, 2021 to December 31, 2021. Mr. Mills received $575,000 in deferred share units and $125,000 cash compensation for the 2021 calendar year.

In addition, on February 16, 2021, a discretionary DSU allocation was granted. Mr. Mills received 500,000 deferred share units with an aggregate value of $1,321,944, Mr. Turnbull, Ms. Cannon, and Mr. Pinney each received 250,000 deferred share units with an aggregate value of $660,972. With respect to all of these deferred share units, half of each deferred share unit granted vested as of June 15, 2021, and the remaining half vested as of December 15, 2021.

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

Director Independence

Under the Nasdaq Rules, independent directors must comprise a majority of a listed company’s board of directors. For purposes of the Nasdaq Rules, an independent director means a person other than an executive officer or employee of the company who, in the opinion of the board of directors, has no relationship with the company that would interfere with the exercise of independent judgement in carrying out the responsibilities of a director. Under National Instrument 58-101 – Disclosure of Corporate Governance Practices (“NI 58-101”), a director is considered to be independent if he or she is independent within the meaning of Section 1.4 of National Instrument 52-110—Audit Committees (“NI 52-110”). Section 1.4 of NI 52-110 generally provides that a director is independent if he or she has no direct or indirect relationship with the issuer which could, in the view of the issuer’s board of directors, be reasonably expected to interfere with the exercise of the director’s independent judgement.

Our board of directors has undertaken a review of the independence of each director. Based on information provided by each director concerning his or her background, employment and affiliations, our board of directors has determined that as of December 31, 2021, Messrs. Mills, Turnbull and Pinney, and Ms. Ell, representing four of the five members of our board of directors, are “independent” as that term is defined under the Nasdaq Rules and NI 58-101. In making this determination, our board of directors considered the current and prior relationships that each non-employee director has with our company and all other facts and circumstances our board of directors deemed relevant in determining their independence, including the beneficial ownership of our shares by each non-employee director. As of December 31, 2021, Mr. George was not independent by reason of the fact that Mr. George was our Chief Executive Officer.

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

 Position Descriptions

Our board of directors has written terms of reference for the chairman which set out his or her key responsibilities, including duties relating to determining the frequency, dates and locations of meetings and setting board of directors meeting agendas, chairing board of directors and shareholder meetings and carrying out any other or special assignments or any functions as may be requested by our board of directors or management, as appropriate.

Our board of directors has written terms of reference for each of the committee chairs which set out each of the committee chair’s key responsibilities, including duties relating to determining the frequency, dates and locations of meetings and setting committee meeting agendas, chairing committee meetings, reporting to our board of directors and carrying out any other special assignments or any functions as may be requested by our board of directors.

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

Diversity

We believe that having a diverse board of directors can offer a breadth and depth of perspectives that enhance the board’s performance. We value diversity of abilities, experience, perspective, education, gender, background, race and national origin. Recommendations concerning director nominees are based on merit and past performance, as well as expected contribution to the board’s performance and, accordingly, diversity is taken into consideration. As of December 31, 2021, we had one female director, which represents 20% of our board.

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

Audit Committee

Our audit committee is comprised of Greg Mills and Lori Ell, and chaired by Bryan Pinney. Our board of directors has determined that each of Greg Mills, Lori Ell and Bryan Pinney is financially literate and meets the independence requirements for directors, including the heightened independence standards for members of the audit committee under Rule 10A-3 under the Exchange Act and NI 52-110. Our board of directors has determined that Bryan Pinney is “financially sophisticated” within the meaning of the Nasdaq Rules, “financially literate” within the meaning of NI 52-110, and a “financial expert” as defined by Rule 10A-3 under the Exchange Act. For a description of the education and experience of each member of the audit committee, see “—Biographical Information Regarding Our Directors and Executive Officers”.

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

Compensation Committee

Our compensation committee is comprised of Lori Ell and Bryan Pinney and is chaired by Greg Mills. Under SEC and the Nasdaq Rules, there are heightened independence standards for members of the compensation committee. Our board of directors has determined that each of Lori Ell, Bryan Pinney and Greg Mills meet this heightened standard and are also independent for purposes of NI 58-101. For a description of the background and experience of each member of our compensation committee, see “—Biographical Information Regarding Our Directors and Executive Officers”.

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

Nominating and Corporate Governance Committee

Our nominating and corporate governance committee is comprised of Bryan Pinney and Lori Ell, and chaired by Gregory Turnbull, each of whom is independent for purposes of NI 58-101 and the Nasdaq Rules.

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

D.	Employees.

As of December 31, 2021, we employed 580 total employees, comprised of 184 full-time employees and 396 hourly employees.

We consider relations with our employees to be good and have never experienced a work stoppage. None of our employees are represented by a labor union or subject to a collective bargaining agreement.

E.	Share ownership.

See “Item 7A Major Shareholders and Related Party Transactions—Major Shareholders".

See “Item 6B Directors, Senior Management and Employees—Compensation” for information regarding option-based awards.

Item 7. Major Shareholders and Related Party Transactions

A.	Major shareholders.

The following table sets forth information relating to the beneficial ownership of our shares as of April 1, 2022, by:

•	each person, or group of affiliated persons, known by us to beneficially own more than 5% of our outstanding shares;
•	each of our current directors;
•	each of our current executive officers; and
•	all the foregoing directors and executive officers as a group.

Beneficial ownership is determined in accordance with SEC rules. The information is not necessarily indicative of beneficial ownership for any other purpose. In general, under these rules a beneficial owner of a security includes any person who, directly or indirectly, through any contract, arrangement, understanding, relationship or otherwise has or shares voting power or investment power with respect to such security. In addition, the rules include common shares issuable pursuant to the exercise of stock options, warrants or other convertible securities that are either immediately exercisable or exercisable on or before May 31, 2022, which is 60 days after April 1, 2022. These shares are deemed to be outstanding and beneficially owned by the person holding those options, warrants or other convertible securities for the purpose of computing the percentage ownership of that person, but they are not treated as outstanding for the purpose of computing the percentage ownership of any other person, except with respect to the percentage ownership of all directors and executive officers as a group. The information contained in the following table is not necessarily indicative of beneficial ownership for any other purpose, and the inclusion of any shares in the table does not constitute an admission of beneficial ownership of those shares. Unless otherwise indicated, the persons or entities identified in this table have sole voting and investment power with respect to all shares shown as beneficially owned by them, subject to applicable community property laws.

The percentage of common shares beneficially owned is based on 2,385,211,502 common shares outstanding as of April 1, 2022. The address for each of our directors and executive officers listed below is c/o Sundial Growers Inc., #300, 919 – 11 Avenue SW, Calgary, Alberta, Canada T2R 1P3.

Common Shares Beneficially Owned
Directors and Executive Officers	Number	Percent
Zachary George	*	*
James Keough	*	*
Andrew Stordeur	*	*
Ryan Hellard	*	*
Greg Mills	*	*
Gregory Turnbull	*	*
Bryan Pinney	*	*
Lori Ell	*	*
All current directors and executive officers as a group (eight persons)(1)	*	*

*Represents beneficial ownership of less than one percent.

As of April 1, 2022, we had 614 record holders of our common shares, with 544 record holders in Canada, representing 17.83% of our outstanding common shares, 64 record holders in the United States, representing 82.17% of our outstanding common shares and six record holders in other foreign jurisdictions, representing less than one percent of our outstanding common shares.

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

Please see “Item 6B Directors, Senior Management and Employees—Compensation” for information regarding details on employment agreements and agreements with directors.

Registration Rights Agreement

Upon completion of the IPO, we entered into a registration rights agreement, with Edward Hellard, pursuant to which Mr. Hellard was granted certain registration rights. The registration rights terminated when Mr. Hellard’s holdings represented less than 10% of our outstanding common shares.

Equity Awards

We describe our equity awards under “Item 6B Directors, Senior Management and Employees—Compensation—Long-Term Equity Incentives”.

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

We had entered into a professional services agreement, dated May 8, 2017, with AppColony Inc., a company controlled by our former Executive Chairman and in which our Chief Strategy Officer was a shareholder, for marketing, brand research, development and promotional services. The agreement provided for an initial term of two years, with specific services to be performed and amounts to be charged in respect of such services to be agreed between the parties from time to time pursuant to one or more statements of work. The initial term of this agreement had expired and on July 8, 2019, we have entered into a new professional services agreement with AppColony Inc. for certain information technology project and development services to be agreed between the parties from time to time pursuant to one or more statements of work, for a total monthly retainer of $0.3 million. The term of this agreement is two years. We paid AppColony $1.1 million during the year ended December 31, 2020 and had no amounts owing at December 31, 2020. We paid AppColony Inc. $3.1 million during the year ended December 31, 2019 and owed a balance of $0.3 million at December 31, 2019 for services related to this agreement. AppColony Inc. ceased to be a related party with the resignation of our former Executive Chairman from our board of directors in April 2020.

In the fiscal year ended December 31, 2019, we paid $0.3 million for research and development services and for access and licence of certain strains of cannabis for research purposes, with a balance of $19,031 owing as at December 31, 2019, to PlantBiosis Ltd. and Inplanta Biotechnology Inc., in both of which one of our former non-executive employees, Dr. Igor Kovalchuk, maintained influence. During the year ended December 31, 2020, we paid these companies $30,000 and owed nothing for their services.

One of our directors, Gregory Turnbull, is a former partner at McCarthy Tétrault LLP, a law firm that provides legal services to the Company. We paid McCarthy Tétrault LLP $2.5 million during the year ended December 31, 2020 and owed a balance of $0.5 million at December 31, 2020, which was fully paid during 2021. We paid $3.9 million during the year ended December 31, 2019 and owed a balance of $0.4 million at December 31, 2019. McCarthy Tétrault LLP ceased to be a related party with the retirement of Gregory Turnbull from McCarthy Tétrault in December 2020.

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

Aggregate Indebtedness

(in thousands)
Purpose	To us or our Subsidiaries	To Another Entity
Share purchases	—	—
Other	—	—

We had entered into separate shareholder loan agreements to advance funds to our non-executive employees, Frank Luke Fallwell and Gregg Wigeland. These loans bear interest ranging from 0.0% to 1.5% per annum and are secured by the employees’ holdings of shares or warrants, as applicable, in the Company. They are repayable in full upon the employees’ departure, a change of control of the Company, sale of the Company or conclusion of the applicable term of the loan (which ranges from on demand to three years). As at December 31, 2019, $200,000 had been advanced under these loan agreements. During the year ended December 31, 2020, $61,250 was repaid and the balance outstanding at December 31, 2020 was $138,750. During the year ended December 31, 2021, the balance of $138,750 was settled and at December 31, 2021 there was no balance outstanding.

We have also entered into a loan agreement to advance funds to a non-executive employee, Jamie Cox. The loan of $90,000 to Jamie Cox had been repaid in the first quarter of 2019.

Overall, as at December 31, 2021, we did not owe anything to related parties, including employees, directors and corporations related to these individuals, and such parties owed nothing to us.

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

For a description of certain other related party transactions, see note 30 to our audited consolidated financial statements for the fiscal periods ended December 31, 2021 and 2020.

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

The Company’s Annual Financial Statements are included beginning on page F-1 of this Annual Report.

Legal Proceedings

Securities Class Actions

In connection with our IPO, we and certain of our current and former officers and directors, as well as the underwriters of our IPO, were named as defendants in several putative shareholder class action lawsuits filed between September 9, 2019 and November 1, 2019. The cases were consolidated in two separate actions depending on the court in which they were first filed, one in the Supreme Court of New York, New York County, captioned In re Sundial Growers Inc. Securities Litigation, Index No. 655178/2019 (the “New York IPO Action”), and the other in the United States District Court for the Southern District of New York, captioned In re Sundial Growers Inc. Securities Litigation, Master Case No. 1:19-cv-08913-ALC (the “Federal IPO Action”). The complaints in each of the two consolidated actions assert claims under Sections 11, 12(a)(2), and 15 of the U.S. Securities Act of 1933, as amended (the “Securities Act”). They generally allege that we made material misstatements and omissions in the prospectus and registration statement in connection with the IPO with respect to, among other things, the failure to disclose systemic quality control issues as well as the return of cannabis and termination of the supply agreement by one of the Company’s customers. The complaint in the Federal IPO Action also includes allegations that we made misstatements as to revenue. The New York IPO Action was dismissed on May 15, 2020 and the dismissal was affirmed on February 16, 2021, by the Appellate Division, First Judicial Department, of the Supreme Court of New York.

In the Federal IPO Action, the court denied defendants’ motion to dismiss on March 30, 2021. On August 27, 2021, following a mediation, the parties notified the court that they had reached an agreement in principle to settle the Federal IPO Action. On December 2, 2021, the parties executed a settlement agreement, which was submitted to the court for approval on December 3, 2021 and remains subject to such court approval. As of December 31, 2021, we have recorded a reserve in the amount of $8.9 million in respect of this matter.

In addition, on May 7, 2020, the Company and certain of its current and former directors and officers were named as defendants in a lawsuit, captioned SUN, a Series of E Squared Investment Fund, LLC et al. v. Sundial Growers Inc. et al., Case No. 1:20-cv-03579-ALC, in the United States District Court for the Southern District of New York. The complaint asserts claims for alleged violations of U.S. federal securities laws, including Sections 12(a)(2) and 15 of the Securities Act and Section 10(b) the Exchange Act, as well as claims for breach of contract, fraud in the inducement and negligent misrepresentation. Among other things, the complaint alleges that the company made misrepresentations regarding the licensing and ability of Bridge Farm to export hemp and CBD to Europe, as well as regarding the quality of the Company’s cannabis. On September 30, 2021, the court granted defendants’ motion to dismiss and dismissed the case, dismissing the claims under the U.S. federal securities laws with prejudice and the remaining claims without prejudice.

We can provide no assurance as to the outcome of such proceedings or any other litigation matter in which we are a party. In particular, securities class action lawsuits are typically costly to defend, and divert the attention of management and other resources from operations and, accordingly, even if resolved in our favor, could have a material adverse effect on our business, financial condition, results of operations and liquidity and may force us to reduce or cease operations or seek relief under the applicable bankruptcy or insolvency laws.

LP Supply Agreements

We have several supply agreements or arrangements with other licensed cannabis producers (“LP Supply Agreements”), a certain number of which provide obligations for us to deliver bulk cannabis for resale by such other producer under its own brand.

Although we do not have a supply agreement with the province of Quebec, we do have a licence to sell cannabis to licensed producers, including those based in Quebec. We have received notice of a legal proceeding commenced against us in the province of Quebec by another licensed cannabis producer, which is based in Quebec, alleging breach of an LP Supply Agreement and have filed a statement of defence. As of December 31, 2021, we have recorded a reserve in the amount of $2.6 million in respect of this matter. All litigation steps have been completed, including discoveries and our filing of a defence, and the parties are awaiting to be called by the court to schedule the trial.

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

Zenabis filed a petition with the Supreme Court of British Columbia for a determination of the amount required to repay and terminate the Royalty. Zenabis sought the court’s determination of the correct calculation of the amount required to exercise an option to buy out the amended Royalty, which Zenabis contended was nil and Sundial asserted was $13.7 million. The court subsequently dismissed the petition and did not decide the merits of the case. Zenabis had 30 days from December 17, 2021 to file a notice of appeal in respect of the court’s findings, but they did not do so.

We have been named as a defendant in a claim commenced in the Court of Queen’s Bench of Alberta by statement of claim filed on June 17, 2021 whereby the plaintiff alleges that he was entitled to 25% ownership of Sundial and was not paid for his interest prior to our IPO. We dispute any liability to the plaintiff. We do not plan to file a statement of defence unless requested to do so.

One of our former employees commenced a claim against us for $ 425,000, plus costs and interest, in respect of wrongful termination and severance pay. We have filed a statement of defence as of November 8, 2021. The proceeding’s next stage involves the exchange of Affidavits of Records.

Sun 8 Holdings Inc. (“Sun 8”) commenced a claim against us in the Court of Queen’s Bench of Alberta by statement of claim filed on November 30, 2021 whereby Sun 8 sought judgement in the amount of $930,070.49 plus interest and costs, specific performance of certain contractual obligations it was asserted we owe Sun 8, and $100,000 for alleged breach of a duty of good faith and honest performance and corollary relief. The basis of the claim was an allegation that we failed to pay Sun 8 royalty amounts due to Sun 8, and that we had not provided information required by contract. The claim has been settled in full, and the settlement is complete subject to two post-closing items that remain outstanding.

Potential Litigation Proceedings

From time to time, in addition to the litigation proceedings described above, we may become involved in legal proceedings arising in the ordinary course of our business. Such proceedings, certain of which have been threatened against us, could include, among other matters, commercial litigation related to breach of contract claims brought by our customers, suppliers and contractors, as well as litigation related to our securities and litigation related to termination of certain of our employees. The outcome of any litigation is inherently uncertain. Although we believe we have meritorious defenses against all currently threatened proceedings and intend to vigorously defend all claims if they are brought, unfavorable rulings, judgements or settlement terms could have a material adverse impact on our business and results of operations.

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

There is a significant risk that the Company may be classified as a PFIC for the tax year ending December 31, 2021. No opinion of legal counsel or ruling from the IRS concerning the status of the Company as a PFIC has been obtained or is currently planned to be requested. The determination of whether any corporation was, or will be, a PFIC for a tax year depends, in part, on the application of complex U.S. federal income tax rules, which are subject to differing interpretations. In addition, whether any corporation will be a PFIC for any tax year depends on the assets and income of such corporation over the course of each such tax year and, as a result, the Company’s PFIC status for the current year and future years cannot be predicted with certainty as of the date of this document. Accordingly, there can be no assurance that the IRS will not challenge any PFIC determination made by the Company. Each U.S. Holder should consult its own tax advisor regarding the Company’s status as a PFIC and the PFIC status of each non-U.S. subsidiary of the Company.

In any year in which the Company is classified as a PFIC, a U.S. Holder will be required to file an annual report with the IRS containing such information as Treasury Regulations and/or other IRS guidance may require. In addition to penalties, a failure to satisfy such reporting requirements may result in an extension of the time period during which the IRS can assess a tax. U.S. Holders should consult their own tax advisors regarding the requirements of filing such information returns under these rules, including the requirement to file an IRS Form 8621 annually.

If the Company is a PFIC in 2021 or any other year in which a U.S. Holder owns common shares, the U.S. federal income tax consequences to a U.S. Holder of the purchase of common shares and the acquisition, ownership, and disposition of common shares will depend on whether such U.S. Holder makes a “qualified electing fund” or “QEF” election under Section 1295 of the Code (a “QEF Election”) or makes a mark-to-market election under Section 1296 of the Code (a “Mark-to-Market Election”) with respect to common shares. A U.S. Holder that does not make either a QEF Election or a Mark-to-Market Election (a “Non-Electing U.S. Holder”) will be subject to certain adverse tax treatment described below.

A Non-Electing U.S. Holder will be subject to the rules of Section 1291 of the Code with respect to (a) any gain recognized on the sale or other taxable disposition of common shares and (b) any excess distribution received on the common shares. A distribution generally will be an “excess distribution” to the extent that such distribution (together with all other distributions received in the current tax year) exceeds 125% of the average distributions received during the three preceding tax years (or during a U.S. Holder’s holding period for the common shares, if shorter).

Under Section 1291 of the Code, any gain recognized on the sale or other taxable disposition of common shares of a PFIC, and any excess distribution received on such common shares (or a distribution by a subsidiary PFIC to its shareholder that is deemed to be received by a U.S. Holder) must be ratably allocated to each day in a Non-Electing U.S. Holder’s holding period for the common shares. The amount of any such gain or excess distribution allocated to the tax year of disposition or distribution of the excess distribution and to years before the entity became a PFIC, if any, would be taxed as ordinary income (and not eligible for certain preferential tax rates, as discussed below). The amounts allocated to any other tax year would be subject to U.S. federal income tax at the highest tax rate applicable to ordinary income in each such year, and an interest charge would be imposed on the tax liability for each such year, calculated as if such tax liability had been due in each such year. A Non-Electing U.S. Holder that is not a corporation must treat any such interest paid as “personal interest,” which is not deductible.

If the Company is a PFIC for any tax year during which a Non-Electing U.S. Holder holds common shares, the Company will continue to be treated as a PFIC with respect to such Non-Electing U.S. Holder, regardless of whether the Company ceases to be a PFIC in one or more subsequent tax years. If the Company ceases to be a PFIC, a Non-Electing U.S. Holder may terminate this deemed PFIC status with respect to common shares by electing to recognize gain (which will be taxed under the rules of Section 1291 of the Code as discussed above) as if such common shares were sold on the last day of the last tax year for which the Company was a PFIC.

Mark-to-Market Election

A U.S. Holder may make a Mark-to-Market Election with respect to common shares only if the common shares are marketable stock. The common shares generally will be “marketable stock” if the common shares are regularly traded on a national securities exchange that is registered with the SEC (including the Nasdaq). If such stock is traded on such a qualified exchange or other market, such stock generally will be considered “regularly traded” for any calendar year during which such stock is traded, other than in de minimis quantities, on at least 15 days during each calendar quarter. Provided that the common shares are “regularly traded” as described in the preceding sentence, the common shares are expected to be marketable stock. We believe that the Company’s common shares were “regularly traded” in each quarter of 2021 and expect that the common shares should continue to be “regularly traded” in 2022. However, there can be no assurance that the common shares will be “regularly traded” in the current or any subsequent calendar quarters. U.S. Holders should consult their own tax advisors regarding the marketable stock rules.

A U.S. Holder that makes a Mark-to-Market Election with respect to its common shares generally will not be subject to the rules of Section 1291 of the Code discussed above with respect to such common shares. However, if a U.S. Holder does not make a Mark-to-Market Election beginning in the first tax year of such U.S. Holder’s holding period for the common shares and such U.S. Holder has not made a timely QEF Election, the rules of Section 1291 of the Code discussed above will apply to certain dispositions of, and distributions on, the common shares.

A U.S. Holder that makes a Mark-to-Market Election will include in ordinary income, for each tax year in which the Company is a PFIC, an amount equal to the excess, if any, of (a) the fair market value of the common shares, as of the close of such tax year over (b) such U.S. Holder’s tax basis in the common shares. A U.S. Holder that makes a Mark-to-Market Election will be allowed a deduction in an amount equal to the excess, if any, of (i) such U.S. Holder’s adjusted tax basis in the common shares, over (ii) the fair market value of such common shares (but only to the extent of the net amount of previously included income as a result of the Mark-to-Market Election for prior tax years).

A U.S. Holder that makes a Mark-to-Market Election generally also will adjust such U.S. Holder’s tax basis in the common shares to reflect the amount included in gross income or allowed as a deduction because of such Mark-to-Market Election. In addition, upon a sale or other taxable disposition of common shares, a U.S. Holder that makes a Mark-to-Market Election will recognize ordinary income or ordinary loss (not to exceed the excess, if any, of (a) the amount included in ordinary income because of such Mark-to-Market Election for prior tax years over (b) the amount allowed as a deduction because of such Mark-to-Market Election for prior tax years).

A U.S. Holder makes a Mark-to-Market Election by attaching a completed IRS Form 8621 to a timely filed U.S. federal income tax return (taking into account any extensions to file such U.S. federal income tax return). A timely Mark-to-Market Election applies to the tax year in which such Mark-to-Market Election is made and to each subsequent tax year, unless the common shares cease to be “marketable stock” or the IRS consents to revocation of such election. Each U.S. Holder should consult its own tax advisor regarding the availability of, and procedure for making, a Mark-to-Market Election.

Although a U.S. Holder may be eligible to make a Mark-to-Market Election with respect to the common shares, no such election may be made with respect to the stock of any subsidiary PFIC that a U.S. Holder is treated as owning because such stock is not marketable. Hence, the Mark-to-Market Election will not be effective to eliminate the interest charge and other income inclusion rules described above with respect to deemed dispositions of subsidiary PFIC stock or distributions from a subsidiary PFIC to its shareholder.

QEF Election

A U.S. Holder that makes a QEF Election for the first tax year in which the Company is treated as a PFIC generally will not be subject to the rules of Section 1291 of the Code discussed above with respect to its common shares. However, a U.S. Holder that makes a QEF Election will be subject to U.S. federal income tax on such U.S. Holder’s pro rata share of (a) the Company’s net capital gain, which will be taxed as long-term capital gain to such U.S. Holder, and (b) the Company’s ordinary earnings, which will be taxed as ordinary income to such U.S. Holder. Generally, “net capital gain” is the excess of (a) net long-term capital gain over (b) net short-term capital loss, and “ordinary earnings” are the excess of (a) “earnings and profits” over (b) net capital gain. A U.S. Holder that makes a QEF Election will be subject to U.S. federal income tax on such amounts for each tax year in which the Company is a PFIC, regardless of whether such amounts are actually distributed to such U.S. Holder by the Company. However, for any tax year in which the Company is a PFIC and has no net income or gain, U.S. Holders that have made a QEF Election would not have any income inclusions as a result of the QEF Election. If a U.S. Holder that made a QEF Election has an income inclusion, such a U.S. Holder may, subject to certain limitations, elect to defer payment of current U.S. federal income tax on such amounts, subject to an interest charge. If such U.S. Holder is not a corporation, any such interest paid will be treated as “personal interest,” which is not deductible.

A U.S. Holder that makes a timely QEF Election generally (a) may receive a tax-free distribution from the Company to the extent that such distribution represents “earnings and profits” that were previously included in income by the U.S. Holder because of such QEF Election and (b) will adjust such U.S. Holder’s tax basis in the common shares to reflect the amount included in income or allowed as a tax-free distribution because of such QEF Election. In addition, a U.S. Holder that makes a QEF Election generally will recognize capital gain or loss on the sale or other taxable disposition of common shares.

The procedure for making a QEF Election, and the U.S. federal income tax consequences of making a QEF Election, will depend on whether such QEF Election is timely. A QEF Election will be treated as “timely” for purposes of avoiding the default PFIC rules discussed above if such QEF Election is made for the first year in the U.S. Holder’s holding period for the common shares in which the Company is a PFIC. A U.S. Holder may make a timely QEF Election by filing the appropriate QEF Election documents at the time such U.S. Holder files a U.S. federal income tax return for such year (taking into account any extensions to file such U.S. federal income tax return). If a U.S. Holder owns PFIC stock indirectly through another PFIC, separate QEF Elections must be made for the PFIC in which the U.S. Holder is a direct shareholder and the subsidiary PFIC for the QEF rules to apply to both PFICs.

A QEF Election will apply to the tax year for which such QEF Election is made and to all subsequent tax years, unless such QEF Election is invalidated or terminated or the IRS consents to revocation of such QEF Election. If a U.S. Holder makes a QEF Election and, in a subsequent tax year, the Company ceases to be a PFIC, the QEF Election will remain in effect (although it will not be applicable) during those tax years in which we were not a PFIC. Accordingly, if the Company becomes a PFIC in another subsequent tax year, the QEF Election will be effective and the U.S. Holder will be subject to the QEF rules described above during any subsequent tax year in which the Company qualifies as a PFIC.

U.S. Holders should be aware that there can be no assurances that the Company will satisfy the record keeping requirements that apply to a QEF, or that the Company will supply U.S. Holders with a PFIC Annual Information Statement or other information that such U.S. Holders are required to report under the QEF rules, in the event that we are a PFIC. Thus, U.S. Holders may not be able to make a QEF Election with respect to their common shares. Each U.S. Holder should consult its own tax advisors regarding the availability of, and procedure for making, a QEF Election.

A U.S. Holder makes a QEF Election by attaching a completed IRS Form 8621, including a PFIC Annual Information Statement, to a timely filed U.S. federal income tax return. However, if the Company does not provide the required information, U.S. Holders will not be able to make a QEF Election for such entity and will continue to be subject to the rules of Section 1291 of the Code discussed above that apply to Non-Electing U.S. Holders with respect to the taxation of gains and excess distributions.

Distributions on the Common Shares

Subject to the PFIC rules discussed above, the gross amount of any distribution paid by the Company will generally be subject to U.S. federal income tax as foreign source dividend income to the extent paid out of the Company’s current or accumulated earnings and profits, as determined under U.S. federal income tax principles. Such amount will be includable in gross income by a U.S. Holder as ordinary income on the date that such U.S. Holder actually or constructively receives the distribution in accordance with such holder’s regular method of accounting for U.S. federal income tax purposes. The amount of any distribution made by the Company in property other than cash will be the fair market value (determined in U.S. dollars) of such property on the date of the distribution. Because the Company does not intend to calculate its earnings and profits on the basis of U.S. federal income tax principles, any distribution paid will generally be treated as a dividend for U.S. federal income tax purposes. Dividends paid by the Company will not be eligible for the dividends received deduction allowed to corporations.

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

So long as the common shares are listed on the Nasdaq or the Company is eligible for benefits under the Income Tax Convention between the U.S. and Canada, dividends that a U.S. Holder receives from the Company will be “qualified dividend income” if certain holding period and other requirements (including a requirement that the Company is not a PFIC in the year of the dividend or the immediately preceding year) are met. Qualified dividend income of an individual or other non-corporate U.S. Holder is subject to a reduced maximum U.S. federal income tax rate. However, if the Company is a PFIC in the year of the dividend or was a PFIC in the immediately preceding year, distributions on the common shares will not constitute “qualified dividend income” eligible for the preferential tax rates described above.

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

Sale, Exchange or Other Taxable Disposition of the Common Shares

Subject to the PFIC rules discussed above, a U.S. Holder generally will recognize gain or loss upon the taxable sale, exchange or other disposition of the common shares in an amount equal to the difference between (i) the U.S. dollar value of the amount realized upon the sale, exchange or other taxable disposition and (ii) such U.S. Holder’s adjusted tax basis in the common shares. A U.S. Holder’s adjusted tax basis in such common shares will generally be its U.S. dollar cost. Generally, such gain or loss will be capital gain or loss and will be long-term capital gain or loss if, on the date of the sale, exchange or other taxable disposition, such U.S. Holder has held the common shares for more than one year. If such U.S. Holder is an individual or other non-corporate U.S. Holder, long-term capital gains will be subject to a reduced maximum U.S. federal income tax rate. The deductibility of capital losses is subject to limitations under the Code. Gain or loss, if any, that a U.S. Holder realizes upon a sale, exchange or other taxable disposition of the common shares generally will be treated as having a U.S. source for U.S. foreign tax credit limitation purposes.

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

Certain Canadian Federal Income Tax Considerations

The following is a general summary, as of the date hereof, of the principal Canadian federal income tax considerations under the Income Tax Act (Canada) and the regulations thereunder (collectively, the “Tax Act”) generally applicable to a holder who as beneficial owner acquires, owns, or disposes of common shares of the Company and who, at all relevant times, for purposes of the Tax Act: (a) holds the common shares as capital property; (b) deals at arm’s length with the Company; and (c) is not affiliated with the Company (a “Holder”). Generally, the common shares will be capital property to a Holder unless they are acquired or held in the course of carrying on a business or as part of an adventure or concern in the nature of trade.

This summary does not apply to a Holder: (a) that is a “financial institution”, as defined in the Tax Act for purposes of the mark-to-market rules; (b) an interest in which is a “tax shelter investment”, as defined in the Tax Act; (c) that is a “specified financial institution”, as defined in the Tax Act; (d) that has made an election under the Tax Act to determine its Canadian tax results in a currency other than Canadian currency; (e) that has entered or will enter into a “derivative forward agreement” or a “synthetic disposition arrangement”, each as defined in the Tax Act, with respect to its common shares; (f) that receives dividends on the common shares under or as part of a “dividend rental arrangement”, as defined in the Tax Act; (g) that is exempt from tax under Part I of the Tax Act; or (h) that is a partnership.

Additional considerations, not discussed herein, may apply to a Holder that (a) is a corporation resident in Canada for the purposes of the Tax Act and (b) is, or becomes, or does not deal at arm’s length for purposes of the Tax Act with a corporation resident in Canada that is or becomes, as part of a transaction or series of transactions or events that includes the acquisition of common shares, controlled by a non-resident corporation or a non-resident person or group of non-resident persons not dealing at arm’s length (comprised of any combination of non-resident corporations, non-resident individuals or non-resident trusts) for purposes of the “foreign affiliate dumping” rules in section 212.3 of the Tax Act.  All such Holders should consult their own tax advisors.

This summary is based on the facts set out in this Annual Report, the current provisions of the Tax Act, all specific proposals to amend the Tax Act publicly announced by or on behalf of the Minister of Finance (Canada) prior to the date of hereof (“Canadian Tax Proposals”) and an understanding of the current published administrative policies of the Canada Revenue Agency. This summary assumes that all Canadian Tax Proposals will be enacted in the form proposed, however no assurance can be made that the Canadian Tax Proposals will be enacted in the form proposed or at all. This summary is not exhaustive of all possible Canadian federal income tax considerations and, other than the Canadian Tax Proposals, does not take into account or anticipate any changes in law or in administrative policy, whether by legislative, regulatory, administrative or judicial decision or action, nor does it take into account provincial, territorial or non-Canadian tax legislation or considerations, which may differ significantly from the Canadian federal income tax considerations discussed herein.

This summary is of a general nature only and is not exhaustive of all possible Canadian federal income tax considerations applicable to the acquisition, ownership or disposition of the common shares. The income and other tax consequences of acquiring, owning or disposing of common shares will vary depending on a Holder’s particular status and circumstances. This summary is not intended to be, nor should it construed to be, legal or tax advice to any particular Holder. Holders should consult their own tax advisors with respect to acquiring, holding or disposing of the common shares having regard to their particular circumstances.

Currency Conversion

Generally, for purposes of the Tax Act, all amounts relating to the acquisition, ownership or disposition of the common shares must be converted into Canadian dollars based on the exchange rates as determined in accordance with the Tax Act. The amount of any dividends required to be included in the income of, and capital gains or capital losses realized by, a Holder may be affected by fluctuations in the Canadian exchange rate.

Canadian Holders

The following summary applies to a Holder who, for purposes of the Tax Act, and at all relevant times, is, or is deemed to be, resident in Canada (a “Canadian Holder”). A Canadian Holder whose common shares do not otherwise qualify as capital property may in certain circumstances make an irrevocable election in accordance with subsection 39(4) of the Tax Act to have their common shares, and every other “Canadian security” (as defined in the Tax Act) owned by such Canadian Holder in the taxation year of the election and in all subsequent taxation years, deemed to be capital property.  Canadian Holders whose common shares might not otherwise be considered to be capital property should consult their own tax advisors concerning this election.

Dividends on Common Shares

Dividends received or deemed to be received on the common shares by a Canadian Holder who is an individual (including certain trusts) will be included in computing the Canadian Holder’s income for the taxation year in which such dividends are received and will be subject to the gross-up and dividend tax credit rules of the Tax Act that apply to taxable dividends received from “taxable Canadian corporations” (as defined in the Tax Act), including the enhanced gross-up and dividend tax credit in respect of dividends designated by the Company as “eligible dividends” in accordance with the Tax Act. There may be limitations on the Company’s ability to designate dividends and deemed dividends as eligible dividends. Dividends received by a Canadian Holder who is an individual (including certain trusts) may result in such Canadian Holder being liable for alternative minimum tax under the Tax Act. Canadian Holders who are individuals should consult their own tax advisors in this regard.

Dividends received or deemed to be received on the common shares by a Canadian Holder that is a corporation will be included in computing the corporation’s income for the taxation year in which such dividends are received, but such dividends will generally be deductible in computing the corporation’s taxable income for that taxation year, subject to all relevant restrictions under the Tax Act. In certain circumstances, subsection 55(2) of the Tax Act will treat a taxable dividend received by a Canadian Holder that is a corporation as proceeds of disposition or a capital gain, rather than a dividend. Canadian Holders that are corporations should consult their own tax advisors having regard to their own circumstances.

A Canadian Holder that is a “private corporation” or a “subject corporation” (each as defined in the Tax Act) will generally be liable under Part IV of the Tax Act for an additional tax on dividends received or deemed to be received on common shares to the extent that such dividends are deductible in computing the Canadian Holder’s taxable income.  Such additional tax may be refundable in certain circumstances. A Canadian Holder that is, throughout the relevant taxation year, a “Canadian-controlled private corporation” as defined in the Tax Act or a “substantive CCPC” as proposed to be defined in the Tax Act as announced in the Federal Budget released by the government of Canada on April 7, 2022 (“Budget 2022”), may be liable to pay an additional tax, refundable in certain circumstances, on its “aggregate investment income” which is defined in the Tax Act to include dividends to the extent that such dividends are not deductible in computing the Canadian Holder’s taxable income for the taxation year.

Dispositions of Common Shares

Generally, on the disposition or deemed disposition of common shares by a Canadian Holder, the Canadian Holder will realize a capital gain (or a capital loss) equal to the amount by which the proceeds of disposition in respect of such common shares, net of any reasonable costs of disposition, exceed (or are less than) the adjusted cost base of the common shares to the Canadian Holder immediately before the disposition or deemed disposition. Such capital gain (or capital loss) will be subject to the tax treatment described under “Taxation of Capital Gains and Capital Losses.”

The adjusted cost base to the Canadian Holder of a common share will be determined at any particular time by averaging the cost of such common share with the adjusted cost base of the other common shares owned by the Canadian Holder as capital property at that time and by making certain other adjustments required under the Tax Act.

Taxation of Capital Gains and Capital Losses

Generally, one-half of the amount of any capital gain (a “taxable capital gain”), realized by a Canadian Holder on a disposition of common shares in a taxation year must be included in computing such Canadian Holder’s income for that year, and one-half of any capital loss (an “allowable capital loss”), realized by a Canadian Holder on a disposition of common shares in a taxation year must be deducted from any taxable capital gains realized by the Canadian Holder in the year, subject to and in accordance with the provisions of the Tax Act. Allowable capital losses in excess of taxable capital gains realized in a taxation year may be carried back and deducted in any of the three preceding taxation years or carried forward and deducted in any subsequent taxation year against net taxable capital gains realized in such years, subject to and in accordance with the provisions of the Tax Act.

The amount of any capital loss realized by a Canadian Holder that is a corporation on the disposition or deemed disposition of a common share may be reduced by the amount of any dividends received (or deemed to be received) by the Canadian Holder on such common share to the extent and under the circumstances prescribed by the Tax Act. Similar rules may apply where a common share is owned by a partnership or trust of which a corporation, trust or partnership is a member or beneficiary. Such Canadian Holders should consult their own tax advisors.

A taxable capital gain realized by a Canadian Holder who is an individual (including certain trusts) may give rise to a liability for alternative minimum tax.

A Canadian Holder that is throughout the relevant taxation year a “Canadian-controlled private corporation” (as defined in the Tax Act) or a “substantive-CCPC” (as proposed to be defined in the Tax Act as announced in Budget 2022) may be liable to pay an additional tax on certain investment income, including taxable capital gains (but excluding dividends or deemed dividends deductible in computing taxable income). Such additional tax may be refundable in certain circumstances.

Non-Canadian Holders

The following summary applies to a Holder who, for purposes of the Tax Act and any relevant income tax treaty or convention, at all relevant times, (a) is not (and is not deemed to be) resident in Canada and (b) will not use or hold (and will not be deemed to use or hold) the common shares in, or in the course of carrying on a business or part of a business in Canada (a “Non-Canadian Holder”).  This summary does not apply to a Non-Canadian Holder that carries on an insurance business in Canada and elsewhere or an “authorized foreign bank” (as defined in the Tax Act).

Dividends on Common Shares

Dividends paid or credited on the common shares or deemed to be paid or credited on the common shares to a Non-Canadian Holder will generally be subject to Canadian withholding tax at the rate of 25% of the gross amount of the dividend, subject to any reduction in the rate of withholding to which the Non-Canadian Holder may be entitled under an applicable income tax convention between Canada and the country in which the Non-Canadian Holder is resident. For example, under the Canada United States Tax Convention (1980), as amended (the “Canada-U.S. Tax Treaty”), where dividends on the common shares are considered to be paid to or derived by a Non-Canadian Holder that is a beneficial owner of the dividends and is a U.S. resident for the purposes of, and is fully entitled to benefits of, the Canada-U.S. Tax Treaty, the applicable rate of Canadian withholding tax is generally reduced to 15%.

Dispositions of Common Shares

A Non-Canadian Holder will not be subject to tax under the Tax Act on any capital gain realized on a disposition or deemed disposition of common shares, nor will capital losses arising from the disposition, or deemed disposition, of a common shares, be recognized under the Tax Act, unless at the time of disposition the common shares are “taxable Canadian property” to the Non-Canadian Holder for purposes of the Tax Act and the Non-Canadian Holder is not entitled to relief under an applicable income tax convention between Canada and the country in which the Non-Canadian Holder is resident.

Generally, the common shares will not constitute “taxable Canadian property” to a Non-Canadian Holder at a particular time provided that the common shares are listed at that time on a “designated stock exchange” (as defined in the Tax Act), which includes the Nasdaq, unless at any particular time during the 60-month period immediately preceding such time: (i) at least 25% or more of the issued shares of any class or series of the capital stock of the Company was owned by or belonged to any combination of (A) the Non-Canadian Holder, (B) persons with whom the Non-Canadian Holder does not deal at arm’s length, and (C) partnerships in which the Non-Canadian Holder or a person described in (b) holds a membership interest directly or indirectly through one or more partnerships, and (ii) more than 50% of the fair market value of the common shares was derived, directly or indirectly, from one or any combination of: (a) real or immoveable property situated in Canada, (b) “Canadian resource properties” (as defined in the Tax Act), (c) “timber resource properties” (as defined in the Tax Act), and (d) options in respect of, or interests in, or for civil law rights in, property in any of the foregoing whether or not the property exists. Notwithstanding the foregoing, in certain circumstances set out in the Tax Act, common shares could be deemed to be “taxable Canadian property.” Non-Canadian Holders whose common shares may constitute “taxable Canadian property” should consult their own tax advisors.

In the event that the common shares constitute taxable Canadian property of a Non-Canadian Holder and any capital gain that would be realized on the disposition therefor is not exempt from tax under the Tax Act or pursuant to an applicable income tax treaty or convention, the Canadian income tax consequences discussed above under “Canadian Holders – Dispositions of Common Shares” and “Canadian Holders – Taxation of Capital Gains and Capital Losses” will generally apply to the Non-Canadian Holder.

F.	Dividends and paying agents.

Not applicable

G.	Statement by experts.

Not applicable

H.	Documents on display.

We are a “foreign private issuer” as such term is defined in Rule 405 under the Securities Act and Rule 3b-4 under the Exchange Act, and are not subject to the same requirements that are imposed upon U.S. domestic issuers by the SEC. Under the Exchange Act, we are subject to reporting obligations that, in certain respects, are less detailed and less frequent than those of U.S. domestic reporting companies. As a result, we do not file the same reports that a U.S. domestic issuer would file with the SEC, although we are required to file or furnish to the SEC the continuous disclosure documents that we are required to file in Canada under Canadian securities laws.

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

Item 16A. Audit Committee Financial Expert.

The Company’s audit committee is comprised of Greg Mills and Lori Ell, and chaired by Bryan Pinney. Our board of directors has determined that each of Greg Mills, Lori Ell and Bryan Pinney is financially literate and meets the independence requirements for directors, including the heightened independence standards for members of the audit committee under Rule 10A-3 under the Exchange Act and NI 52-110. Our board of directors has determined that Bryan Pinney is “financially sophisticated” within the meaning of the Nasdaq Rules, “financially literate” within the meaning of NI 52-110, and a “financial expert” as defined by Rule 10A-3 under the Exchange Act. For information relating to qualifications and experience of each audit committee member, see “Item 6B Directors, Senior Management and Employees—Compensation”.

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

Item 16C. Principal Accountant Fees and Services.

The following table summarizes the fees charged by KPMG (Calgary, Alberta, Canada; Auditor Firm ID: 85), the Company’s independent auditor, in the fiscal years ended December 31, 2021 and December 31, 2021:

	Fees billed for the fiscal year ended
Service Retained	December 31, 2021	December 31, 2020
Audit fees(1)	$2,800,190	$1,423,635
Audit-related fees(2)	—	—
Tax fees(3)	—	3,317
All other fees	—	—

(1)

“Audit fees” include fees necessary to perform the annual audit or reviews of the consolidated financial statements or services that are normally provided by the external auditor in connection with statutory and regulatory filings and engagements.

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

Item 16F. Change in Registrant’s Certifying Accountant.

On April 7, 2022, the Company received notice of the decision of KPMG LLP (“KPMG”) to not stand for reappointment as the Company’s independent auditor for fiscal year 2022 at its upcoming annual general meeting of shareholders. KPMG’s decision not to stand for reappointment as the Company’s independent auditor was considered and approved by the Company’s audit committee and board of directors. The Company’s audit committee is in the process of selecting a new independent registered public accounting firm to serve as its auditor and will engage such firm as soon as reasonably practicable.

For the years ended December 31, 2021 and December 31, 2020, no report by KPMG on the Company’s consolidated financial statements contained an adverse opinion or a disclaimer of opinion, or was qualified or modified as to uncertainty, audit scope or accounting principles.

For the years ended December 31, 2021 and December 31, 2020 and through the date hereof, (i) there were no disagreements (as that term is used in Item 16F(a)(1)(iv) of Form 20-F and the related instructions) between the Company and KPMG on any matter of accounting principles or practices, financial statement disclosure, or auditing scope or procedure, which disagreements, if not resolved to the satisfaction of KPMG, would have caused KPMG to make reference thereto in its reports upon on the Company’s audited consolidated financial statements for the years ended December 31, 2021 and December 31, 2020, and (ii) there were no “reportable events” as such term is defined in Item 16F(a)(1)(v) of Form 20-F, other than the material weaknesses in the Company’s internal control over financial reporting (i) disclosed in the section titled “Disclosure Controls and Procedures” in “Management’s Discussion and Analysis of Financial Condition and Results of Operations” attached to this Annual Report as Exhibit 15.1 and (ii) previously disclosed in the section titled “Disclosure Controls and Procedures” in “Management’s Discussion and Analysis of Financial Condition and Results of Operations” attached as Exhibit 15.1 to the Company’s annual report on Form 20-F for the year ended December 31, 2020, filed with the SEC on March 18, 2021.

The Company has provided a copy of this disclosure to KPMG and requested that they furnish it with a letter addressed to the SEC stating whether KPMG agrees with the above statements, and if not, stating the respects in which it does not agree. A copy of the letter from KPMG addressed to the SEC, dated the date hereof, is being filed herewith.

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

Incorporated by reference to Exhibit 99.5 to the Registrant’s current report on Form 6-K, filed with the SEC on June 8, 2020
2.4	Form of Series A and B Warrants	Incorporated by reference to Exhibit 99.1 to the Registrant’s current report on Form 6-K, filed with the SEC on August 18, 2020
2.5	Form of New Warrant	Incorporated by reference to Exhibit 99.2 to the Registrant’s current report on Form 6-K, filed with the SEC on February 19, 2021
4.1†	Share Purchase Agreement, dated December 29, 2020 by and among Sundial Growers Inc., 2657408 Ontario Inc. and the other parties named therein	Incorporated by reference to Exhibit 99.1 to the Registrant’s current report on Form 6-K, filed with the SEC on January 20, 2021
4.2†	Share Purchase Agreement, dated December 29, 2020 by and among Sundial Growers Inc. and the parties named therein	Incorporated by reference to Exhibit 99.2 to the Registrant’s current report on Form 6-K, filed with the SEC on January 20, 2021
4.3†

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

Incorporated by reference to Exhibit 99.4 to the Registrant’s current report on Form 6-K, filed with the SEC on January 20, 2021
4.6	Amended and Restated Equity Distribution Agreement, by and between Sundial Growers Inc. and A.G.P./Alliance Global Partners	Incorporated by reference to Exhibit 99.1 to the Registrant’s current report on Form 6-K, filed with the SEC on January 21, 2021
8.1	List of Subsidiaries	Filed together with this Annual Report on Form 20-F for the year ended December 31, 2021
12.1	Certification of Principal Executive Officer Pursuant to Rules 13a-14(a) and 15d-14(a) under the Securities Exchange Act of 1934, as Adopted Pursuant to Section 302 of the Sarbanes-Oxley Act of 2002	Filed together with this Annual Report on Form 20-F for the year ended December 31, 2021
12.2	Certification of Principal Financial Officer Pursuant to Rules 13a-14(a) and 15d-14(a) under the Securities Exchange Act of 1934, as Adopted Pursuant to Section 302 of the Sarbanes-Oxley Act of 2002	Filed together with this Annual Report on Form 20-F for the year ended December 31, 2021
13.1	Certification of Principal Executive Officer Pursuant to 18 U.S.C. Section 1350, as Adopted Pursuant to Section 906 of the Sarbanes-Oxley Act of 2002	Filed together with this Annual Report on Form 20-F for the year ended December 31, 2021
13.2	Certification of Principal Financial Officer Pursuant to 18 U.S.C. Section 1350, as Adopted Pursuant to Section 906 of the Sarbanes-Oxley Act of 2002	Filed together with this Annual Report on Form 20-F for the year ended December 31, 2021
15.1	Management’s Discussion and Analysis of Financial Condition and Results of Operations	Filed together with this Annual Report on Form 20-F for the year ended December 31, 2021
16.1	Letter from KPMG LLP regarding Changes in Registrant’s Certifying Accountant	Filed together with this Annual Report on Form 20-F for the year ended December 31, 2021
23.1	Consent of KPMG LLP	Filed together with this Annual Report on Form 20-F for the year ended December 31, 2021
101.INS	XBRL Instance Document

101.SCH	XBRL Taxonomy Extension Schema Document

101.CAL	XBRL Taxonomy Extension Calculation Linkbase Document

101.DEF	XBRL Taxonomy Extension Definition Linkbase Document

101.LAB	XBRL Taxonomy Extension Label Linkbase Document

101.PRE	XBRL Taxonomy Extension Presentation Linkbase Document
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

Sundial Growers Inc.

Date: April 27, 2022	By:	/s/ Zachary George
Name: Zachary George
Title: Chief Executive Officer

Report of Independent Registered Public Accounting Firm

To the Shareholders and Board of Directors of Sundial Growers Inc.:

Opinion on the Consolidated Financial Statements

We have audited the accompanying consolidated statements of financial position of Sundial Growers Inc. and subsidiaries (the “Company”) as of December 31, 2021 and 2020, the related consolidated statements of loss and comprehensive loss, changes in shareholders’ equity, and cash flows for each of the years in the three-year period ended December 31, 2021, and the related notes (collectively, the “consolidated financial statements”). In our opinion, the consolidated financial statements present fairly, in all material respects, the financial position of the Company as of December 31, 2021 and 2020, and its financial performance and its cash flows for each of the years in the three-year period ended December 31, 2021 in conformity with International Financial Reporting Standards as issued by the International Accounting Standards Board.

We also have audited, in accordance with the standards of the Public Company Accounting Oversight Board (United States) (PCAOB), the Company’s internal control over financial reporting as of December 31, 2021, based on criteria established in Internal Control – Integrated Framework (2013) issued by the Committee of Sponsoring Organizations of the Treadway Commission, and our report dated April 27, 2022 expressed an adverse opinion on the effectiveness of the Company’s internal control over financial reporting.

Basis for Opinion

These consolidated financial statements are the responsibility of the Company’s management. Our responsibility is to express an opinion on these consolidated financial statements based on our audits. We are a public accounting firm registered with the PCAOB and are required to be independent with respect to the Company in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

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

Critical Audit Matters

The critical audit matters communicated below are matters arising from the current period audit of the consolidated financial statements that were communicated or required to be communicated to the audit committee and that: (1) relate to accounts or disclosures that are material to the consolidated financial statements and (2) involved our especially challenging, subjective, or complex judgments. The communication of critical audit matters does not alter in any way our opinion on the consolidated financial statements, taken as a whole, and we are not, by communicating the critical audit matters below, providing separate opinions on the critical audit matters or on the accounts or disclosures to which they relate.

Valuation of Equity-Accounted Investee

As described in note 17 to the consolidated financial statements, the Company’s underlying investments in its equity-accounted investee as of December 31, 2021, are recorded at fair value through profit and loss. On March 15, 2021 the Company entered into a joint venture through a new corporation called SunStream Bancorp Inc. (the “Joint Venture”) with a capital contribution of $396.6 million. The Joint Venture’s principal business is making indirect investments in the global cannabis sector.  The Company records its interest in the Joint Venture using the equity method. The Joint Venture records its investments at fair value through profit and loss each reporting period.  The valuation of the investments held by the Joint Venture requires estimates including market prices, volatility and discount rates. The Joint Venture engaged valuation professionals to assess the fair value of the investments.

We identified the Joint Venture’s measurement of the fair value of its investments as a critical audit matter. A high degree of subjectivity and auditor judgment was required to evaluate the Joint Venture’s estimates of market prices, volatility and discount rates used to calculate the fair value of its investments. Minor changes to these estimates could have a significant effect on the Joint Venture’s calculation of the fair value of its investments, and as a result, the carrying value of the Joint Venture. Additionally, the audit effort associated with these estimates required valuation professionals with specialized skills and knowledge.

F-1

The following are the primary procedures we performed to address this critical audit matter. We evaluated the competence, capabilities and objectivity of the valuation professionals engaged by the Joint Venture to assess the fair value of the investments.  In addition, we involved valuation professionals with specialized skills and knowledge, who assisted in:

•	evaluating the Joint Venture’s methodologies used in estimating the fair value of the investments,
•	evaluating the Joint Venture’s estimates of market prices, volatility and discount rates by comparing to publicly available market data for comparable entities, and
•	developing a range of independent estimates and comparing them to the fair value of the investments determined by the Joint Venture.

Valuation of Investment at Fair Value Through Profit and Loss

As described in note 16 to the consolidated financial statements, the Company has a special purpose vehicle that owns an investment in Zenabis Investments Ltd., which is recorded at fair value through profit and loss.  The carrying value of the investment is $48.6 million as of December 31, 2021. The valuation of the investment requires estimates including the discount rate.  The Company engaged valuation professionals to assess the fair value of the investment.

We identified the measurement of the fair value of the investment as a critical audit matter. A high degree of subjectivity and auditor judgment was required to evaluate the estimate of the discount rate used to determine the fair value of the investment. Minor changes to this estimate could have a significant effect on the fair value of the investment. Additionally, the audit effort associated with this estimate required valuation professionals with specialized skills and knowledge.

The following are the primary procedures we performed to address this critical audit matter. We evaluated the competence, capabilities and objectivity of the valuation professionals engaged by the Company to assess the fair value of the investment.  In addition, we involved valuation professionals with specialized skills and knowledge who assisted in:

•	evaluating the methodology used in estimating the fair value of the investment,
•	evaluating the estimate of the discount rate by comparing to publicly available market data for comparable entities, and
•	developing a range of independent estimates and comparing them to the fair value of the investment determined by the Company.

Impairment of the Olds Cash Generating Unit

As discussed in notes 3 and 13 to the consolidated financial statements, the Company’s long-lived assets, including interests in equity-accounted investees, are assessed for impairment indicators at each reporting period end to determine whether there is an indication that such assets have experienced impairment.  The Company identified an indicator of impairment at June 30, 2021 for the Olds cash generating unit (“CGU”) arising from the curtailment in the utilization of the capacity of the Olds facility, and as a result performed an impairment test to estimate the recoverable amount of its long-lived assets using discounted expected future cash flows.  The Company recorded an asset impairment charge of $60 million.  The estimated recoverable amount involves estimates, including the forecasted cash flows, terminal multiple and the discount rate.

We identified the evaluation of the calculation of the recoverable amount of the Olds CGU at June 30, 2021 to be a critical audit matter. A high degree of subjectivity and auditor judgment was required to evaluate the forecasted cash flows, including total addressable market, (“TAM”), market share escalation factor, gross margin escalation factor, terminal multiple and discount rate used to calculate the recoverable amount of the Olds CGU.  Minor changes in these estimates could have a significant effect on the Company’s calculation of the recoverable amount of the Olds CGU.  Additionally, the nature and extent of audit effort associated with these estimates required the involvement of valuation specialists with specialized skills and knowledge.

The following are the primary procedures we performed to address this critical audit matter. We evaluated the forecasted cash flows, TAM and market share escalation factor by comparing to historical results and publicly available capital market analyst reports. We evaluated the gross margin escalation factor by comparing to the Company’s historical gross margin growth of the Olds CGU and to the Company’s budgets and forecasts. We evaluated the Company’s budgets and forecasts by assessing the Company’s intent and ability to carry out particular course of actions, which included consideration of whether the Company has the financial resources and other means to carry out the actions.  In addition, we involved valuation professionals with specialized skills and knowledge, who assisted in:

•	evaluating the methodology used in calculating the recoverable amount,
•	evaluating the Company’s terminal multiple by comparing to the long-term nominal gross domestic product forecasts in Canada, and
•	evaluating the Company’s determination of the discount rate by comparing to publicly available market data for comparable entities.

F-2

We have served as the Company’s auditor since 2018.

/s/ KPMG LLP

Chartered Professional Accountants

Calgary, Alberta

April 27, 2022

F-3

Report of Independent Registered Public Accounting Firm

To the Shareholders and Board of Directors of Sundial Growers Inc.:

Opinion on Internal Control Over Financial Reporting

We have audited Sundial Growers Inc. and subsidiaries’ (the Company) internal control over financial reporting as of December 31, 2021, based on criteria established in Internal Control – Integrated Framework (2013) issued by the Committee of Sponsoring Organizations of the Treadway Commission. In our opinion, because of the effect of the material weaknesses, described below, on the achievement of the objectives of the control criteria, the Company has not maintained effective internal control over financial reporting as of December 31, 2021, based on criteria established in Internal Control – Integrated Framework (2013) issued by the Committee of Sponsoring Organizations of the Treadway Commission.

We also have audited, in accordance with the standards of the Public Company Accounting Oversight Board (United States) (PCAOB), the consolidated statements of financial position of the Company as of December 31, 2021 and 2020, the related consolidated statements of loss and comprehensive loss, changes in shareholders’ equity, and cash flows for each of the years in the three-year period ended December 31, 2021, and the related notes (collectively, the consolidated financial statements), and our report dated April 27, 2022 expressed an unqualified opinion on those consolidated financial statements.

A material weakness is a deficiency, or a combination of deficiencies, in internal control over financial reporting, such that there is a reasonable possibility that a material misstatement of the Company’s annual or interim financial statements will not be prevented or detected on a timely basis. The following material weaknesses have been identified and included in management’s assessment:

•

An ineffective control environment resulting from an insufficient number of financial reporting and accounting, and information technology (IT) personnel with the appropriate knowledge, experience or training commensurate with the Company’s financial reporting requirements.

•

The insufficient number of personnel described above contributed to an ineffective risk assessment process necessary to identify changes to its operations and to identify all relevant risks of material misstatement and to evaluate the implications of relevant risks on its internal control over financial reporting.

•

An ineffective information and communication process resulting from a combination of deficiencies within its information technology general and application controls (“ITGCs”) across the systems supporting the Company’s financial reporting process, including access controls and administrator-level access resulting in a lack of segregation of duties, resulting in insufficient controls to ensure the relevance, timeliness and quality of information used in control activities.

•

As a consequence of the above and as a result of inadequate segregation of duties and secondary review, the Company had ineffective control activities related to the design, implementation and operating effectiveness of process level and financial reporting controls which had a pervasive impact on the Company's internal control over financial reporting.

These material weaknesses were considered in determining the nature, timing, and extent of audit tests applied in our audit of the 2021 consolidated financial statements, and this report does not affect our report on those consolidated financial statements.

The Company acquired Inner Spirit Holdings Ltd. during 2021, and management excluded from its assessment of the effectiveness of the Company’s internal control over financial reporting as at December 31, 2021, Inner Spirit Holdings Ltd.’s internal control over financial reporting associated with 1% of current assets, 21% of long-term assets, 15% of current liabilities, 51% of long-term liabilities, 24% of total gross revenues and 0% of loss included in the consolidated financial statements of the Company as of and for the year ended December 31, 2021. Our audit of internal control over financial reporting of the Company also excluded an evaluation of the internal control over financial reporting of Inner Spirit Holdings Ltd.

Basis for Opinion

The Company’s management is responsible for maintaining effective internal control over financial reporting and for its assessment of the effectiveness of internal control over financial reporting, included in the accompanying Internal Control over Financial Reporting found in Management’s Discussion and Analysis. Our responsibility is to express an opinion on the Company’s internal control over financial reporting based on our audit. We are a public accounting firm registered with the PCAOB and are required to be independent with respect to the Company in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audit in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether effective internal control over financial reporting was maintained in all material respects. Our audit of internal control over financial reporting included obtaining an understanding of internal control over financial reporting, assessing the risk that a material weakness exists, and testing and evaluating the design and operating effectiveness of internal control based on the assessed risk. Our audit also included performing such other procedures as we considered necessary in the circumstances. We believe that our audit provides a reasonable basis for our opinion.

F-4

Definition and Limitations of Internal Control Over Financial Reporting

A company’s internal control over financial reporting is a process designed to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with generally accepted accounting principles. A company’s internal control over financial reporting includes those policies and procedures that (1) pertain to the maintenance of records that, in reasonable detail, accurately and fairly reflect the transactions and dispositions of the assets of the company; (2) provide reasonable assurance that transactions are recorded as necessary to permit preparation of financial statements in accordance with generally accepted accounting principles, and that receipts and expenditures of the company are being made only in accordance with authorizations of management and directors of the company; and (3) provide reasonable assurance regarding prevention or timely detection of unauthorized acquisition, use, or disposition of the company’s assets that could have a material effect on the financial statements.

Because of its inherent limitations, internal control over financial reporting may not prevent or detect misstatements. Also, projections of any evaluation of effectiveness to future periods are subject to the risk that controls may become inadequate because of changes in conditions, or that the degree of compliance with the policies or procedures may deteriorate.

/s/ KPMG LLP

Chartered Professional Accountants

Calgary, Canada

April 27, 2022

F-5

Sundial Growers Inc.

Consolidated Financial Statements

For the years ended December 31, 2021 and 2020, and 2019

(Expressed in thousands of Canadian dollars)

Sundial Growers Inc.

Consolidated Statements of Financial Position

(Expressed in thousands of Canadian dollars)

As at	Note	December 31, 2021	December 31, 2020 (1)

Assets
Current Assets
Cash and cash equivalents		558,251	60,376
Restricted cash	8	27,013	5,333
Marketable securities	9	83,724	—
Accounts receivable	10	10,865	15,898
Biological assets	11	4,410	3,531
Inventory	12	29,503	25,613
Prepaid expenses and deposits		4,355	4,622
Investments	16	3,065	—
Assets held for sale	13	2,998	2,998
Net investment in subleases	14	3,991	—
		728,175	118,371
Non-current assets
Long-term deposits		7,725	2,633
Property, plant and equipment	13	63,189	116,928
Net investment in subleases	14	22,571	—
Intangible assets	15	4,709	5,063
Investments	16	70,498	51,876
Equity-accounted investees	17	412,858	—
Goodwill	5	114,537	—
Total assets		1,424,262	294,871

Liabilities
Current liabilities
Accounts payable and accrued liabilities	18	38,452	23,308
Current portion of lease obligations	20	5,701	409
Derivative warrants	19	21,700	428
		65,853	24,145
Non-current liabilities
Lease obligations	20	27,769	1,031
Other liabilities	21	4,505	—
Total liabilities		98,127	25,176

Shareholders’ equity
Share capital	23(b)	2,035,704	762,046
Warrants	23(c)	8,092	6,138
Contributed surplus		60,734	59,344
Contingent consideration	17(b)	2,279	2,279
Accumulated deficit (1)		(788,510)	(558,128)
Accumulated other comprehensive income		7,607	—
Total shareholders’ equity		1,325,906	271,679
Non-controlling interest (1)		229	(1,984)
Total liabilities and shareholders’ equity		1,424,262	294,871
(1)	Recast – refer to note 17(b).

Commitments (note 35)

Subsequent events (notes 17(a), 24(c) and 36)

See accompanying notes to the consolidated financial statements.

Approved by the Board:
“Signed” Bryan Pinney	“Signed” Zachary George
Director	Director

Sundial Growers Inc.

Consolidated Statements of Loss and Comprehensive Loss

(Expressed in thousands of Canadian dollars, except per share amounts)

		Year ended December 31
	Note	2021	2020 (1)	2019
Gross revenue	25	67,279	73,321	66,927
Excise taxes		11,151	12,403	3,365
Net revenue		56,128	60,918	63,562
Cost of sales	12	48,601	51,740	46,721
Inventory obsolescence	12	16,978	45,913	—
Gross margin before fair value adjustments		(9,451)	(36,735)	16,841
Change in fair value of biological assets	11	4,708	5,432	30,340
Change in fair value realized through inventory		(2,247)	(18,566)	(10,685)
Gross margin		(6,990)	(49,869)	36,496

Interest and fee revenue	26	13,149	—	—
Investment loss	26	(44,501)	—	—
Share of profit of equity-accounted investees	17(a)	32,913	—	—

General and administrative	27	38,370	32,029	38,934
Sales and marketing	27	5,043	5,737	8,068
Research and development		2,446	488	2,410
Depreciation and amortization	13,15	4,726	4,711	595
Share-based compensation	24	12,307	8,566	38,698
Restructuring costs		874	6,470	—
Asset impairment	13	60,000	79,191	162
Government subsidies	28	(2,180)	(4,128)	—
Loss on cancellation of contracts		5,116	2,471	—
Loss from operations		(132,131)	(185,404)	(52,371)

Transaction costs		(17,566)	(3,587)	(8,481)
Finance costs, net	29	(3,756)	(3,819)	(24,216)
Change in estimate of fair value of derivative warrants	19	(77,834)	(12,995)	—
Foreign exchange gain (loss)		531	(1,000)	(939)
Loss on financial obligation		—	—	(60,308)
Gain (loss) on disposition of PP&E		235	488	8
Other expenses	17(b)	(1,932)	—	—
Loss before income tax		(232,453)	(206,317)	(146,307)
Income tax recovery	22	2,271	—	3,609
Net loss from continuing operations		(230,182)	(206,317)	(142,698)
Net loss from discontinued operations	6	—	(33,627)	(128,931)
Net loss		(230,182)	(239,944)	(271,629)

Equity-accounted investees - share of OCI, net of tax	17(a)	7,607	—	—
Gain on translation of foreign operations		—	600	6,866
Comprehensive loss		(222,575)	(239,344)	(264,763)

Net loss from continuing operations attributable to:
Sundial Growers Inc. (1)		(230,382)	(199,619)	(142,533)
Non-controlling interest (1)		200	(6,698)	(165)
		(230,182)	(206,317)	(142,698)
Net loss attributable to:
Sundial Growers Inc. (1)		(230,382)	(233,246)	(271,464)
Non-controlling interest (1)	17(b)	200	(6,698)	(165)
		(230,182)	(239,944)	(271,629)
Comprehensive loss attributable to:
Sundial Growers Inc. (1)		(222,775)	(232,646)	(264,598)
Non-controlling interest (1)		200	(6,698)	(165)
		(222,575)	(239,344)	(264,763)
Net loss per common share attributable to Sundial Growers Inc.
Basic and diluted	31	$(0.12)	$(1.07)	$(3.17)
(1)	Recast – refer to note 17(b).

See accompanying notes to the consolidated financial statements.

Sundial Growers Inc.

Consolidated Statements of Changes in Shareholders’ Equity

(Expressed in thousands of Canadian dollars)

	Note	Share capital	Warrants	Contributed surplus	Convertible notes – equity component	Contingent consideration	Accumulated deficit (1)	Accumulated other comprehensive income	Non- controlling interest (1)	Total equity
Balance at December 31, 2018		65,133	3,108	9,493	3,232	—	(88,874)	—	—	(7,908)
Net loss		—	—	—	—	—	(271,464)	—	(165)	(271,629)
Other comprehensive income		—	—	—	—	—	—	6,866	—	6,866
Share issuances		198,378	—	—	—	—	—	—	—	198,378
Shares issued to related parties		63,460	5,833	—	—	—	—	—	—	69,293
Share issuance costs		(12,770)	—	—	—	—	—	—	—	(12,770)
Business acquisitions		39,849	—	—	—	2,279	—	—	4,879	47,007
Convertible debt - conversions		113,526	6,731	—	(3,232)	—	—	—	—	117,025
Warrants reclassified from liability		—	16,091	—	—	—	—	—	—	16,091
Warrants exercised		21,882	(3,932)	—	—	—	—	—	—	17,950
Share-based compensation		2,515	—	37,009	—	—	—	—	—	39,524
Employee warrants exercised		17,681	—	(16,310)	—	—	—	—	—	1,371
Balance at December 31, 2019		509,654	27,831	30,192	—	2,279	(360,338)	6,866	4,714	221,198
Net loss (1)		—	—	—	—	—	(233,246)	—	(6,698)	(239,944)
Other comprehensive income		—	—	—	—	—	—	600	—	600
Share issuances	23(b)	176,931	—	—	—	—	—	—	—	176,931
Share issuance costs	23(b)	(5,593)	—	—	—	—	—	—	—	(5,593)
Convertible debt - conversions		63,002	—	—	—	—	—	—	—	63,002
Derivative warrants exercised	19	55,912	—	—	—	—	—	—	—	55,912
Warrants issued	23(c)	—	306	—	—	—	—	—	—	306
Warrants expired	23(c)	—	(21,999)	21,999	—	—	—	—	—	—
Dispositions	6	(38,447)	—	—	—	—	35,456	(7,466)	—	(10,457)
Share-based compensation		52	—	7,688	—	—	—	—	—	7,740
Employee awards exercised		535	—	(535)	—	—	—	—	—	—
Balance at December 31, 2020		762,046	6,138	59,344	—	2,279	(558,128)	—	(1,984)	269,695
Net (loss) earnings		—	—	—	—	—	(230,382)	—	200	(230,182)
Other comprehensive income		—	—	—	—	—	—	7,607	—	7,607
Loss of control of subsidiary	17(b)	—	—	—	—	—	—	—	2,013	2,013
Share issuances	23(b)	977,425	—	—	—	—	—	—	—	977,425
Share issuance costs	23(b)	(16,371)	—	—	—	—	—	—	—	(16,371)
Derivative warrants exercised	19	277,136	—	—	—	—	—	—	—	277,136
Acquisition	5	26,216	1,771	—	—	—	—	—	—	27,987
Convertible debenture settlement	5	2,671	—	—	—	—	—	—	—	2,671
Warrants issued	23(c)	—	361	—	—	—	—	—	—	361
Warrants exercised	23(c)	178	(178)	—	—	—	—	—	—	—
Share-based compensation	24	8	—	12,715	—	—	—	—	—	12,723
Employee awards exercised		6,395	—	(6,194)	—	—	—	—	—	201
Modification of equity-settled plan	24(d)	—	—	(5,131)	—	—	—	—	—	(5,131)
Balance at December 31, 2021		2,035,704	8,092	60,734	—	2,279	(788,510)	7,607	229	1,326,135
(1)	Recast – refer to note 17(b).

See accompanying notes to the consolidated financial statements.

Sundial Growers Inc.

Consolidated Statements of Cash Flows

(Expressed in thousands of Canadian dollars)

		Year ended December 31
	Note	2021	2020	2019
Cash provided by (used in):
Operating activities
Net loss from continuing operations for the period		(230,182)	(206,317)	(142,698)
Items not involving cash:
Income tax recovery	22	(2,271)	—	(3,609)
Change in fair value of biological assets	11	(4,708)	(5,432)	(30,340)
Share-based compensation	24	12,307	8,566	38,698
Depreciation and amortization	13,15	9,603	11,582	6,296
(Gain) loss on disposition of PP&E		(235)	(488)	(8)
Inventory obsolescence	12	16,978	45,913	—
Transaction costs		—	—	1,279
Finance costs	29	3,716	(3,734)	11,070
Change in estimate of fair value of derivative warrants	19	77,834	12,995	—
Loss on cancellation of contracts		2,870	671	—
Loss on financial obligation		—	—	60,308
Unrealized foreign exchange (gain) loss		(63)	(757)	671
Restructuring costs		—	448	—
Warrants issued for services	23(c)	—	306	—
Asset impairment	13	60,000	79,191	162
Share of profit of equity-accounted investees	17(a)	(32,913)	—	—
Other expenses	17(b)	1,864	—	—
Gain on disposition of marketable securities	9,26	(20,213)	—	—
Unrealized loss on marketable securities	9,26	64,714	—	—
Additions to marketable securities	9	(158,101)	—	—
Proceeds from disposal of marketable securities	9	29,876	—	—
Income distributions from equity-accounted investees	17(a)	15,021	—	—
Change in non-cash working capital	30	(1,534)	(5,259)	(41,626)
Net cash used in operating activities from continuing operations		(155,437)	(62,315)	(99,797)
Net cash provided by operating activities from discontinued operations	6	—	4,820	(12,939)
Net cash used in operating activities		(155,437)	(57,495)	(112,736)
Investing activities
Additions to property, plant and equipment	13	(3,793)	(3,024)	(110,271)
Additions to intangible assets	15	—	(150)	—
Additions to investments		(24,206)	(51,876)	—
Additions to equity-accounted investees	17(a)	(395,569)	—	—
Capital distributions from equity-accounted investees	17(a)	10,481	—	—
Proceeds from disposal of PP&E	13	194	2,109	51
Acquisition	5	(82,775)	—	(77,023)
Change in non-cash working capital	30	(612)	(11,319)	1,659
Net cash used in investing activities from continuing operations		(496,280)	(64,260)	(185,584)
Net cash used in investing activities from discontinued operations	6	—	(6,617)	(27,560)
Net cash used in investing activities		(496,280)	(70,877)	(213,144)
Financing activities
Proceeds from convertible notes, net of costs		—	18,070	90,373
Change in restricted cash	8	(21,680)	10,494	(15,477)
(Repayment) proceeds of long-term debt		—	(84,493)	99,182
Payments on lease obligations, net		(1,008)	(420)	(292)
Proceeds from issuance of shares and registered offerings, net of costs	23(b)	1,062,310	181,841	177,202
Proceeds from exercise of derivative warrants	19	119,318	20,391	—
Proceeds from exercise of equity classified warrants		—	—	17,950
Proceeds from exercise of employee warrants	24	201	—	1,371
Exercise of cash-settled DSUs	24	(315)	—	—
Convertible debenture settlement	5	(9,354)	—	—
Payment on exercise of contingent consideration warrants	5,23(c)	(219)	—	—
Settlement of convertible notes		—	—	(4,190)
Settlement of financial obligation		—	—	(9,500)
Change in non-cash working capital	30	348	(2,498)	2,147
Net cash provided by financing activities from continuing operations		1,149,601	143,385	358,766
Net cash used in financing activities from discontinued operations	6	—	(639)	(499)
Net cash provided by financing activities		1,149,601	142,746	358,267
Effect of exchange rate changes on cash held in foreign currency		(9)	665	(1,171)
Change in cash and cash equivalents		497,875	15,039	31,216
Cash and cash equivalents, beginning of period		60,376	45,337	14,121
Cash and cash equivalents, end of period		558,251	60,376	45,337

See accompanying notes to the consolidated financial statements.

Sundial Growers Inc.

Notes to the Consolidated Financial Statements

For the year ended December 31, 2021

(Expressed in thousands of Canadian dollars, except where otherwise noted)

1.	Description of business

Sundial Growers Inc. (“Sundial” or the “Company”) was incorporated under the Business Corporations Act (Alberta) on August 19, 2006.

The Company’s head office is located at 300, 919 11th Avenue SW, Calgary, Alberta, Canada.

The principal activities of the Company are the production, distribution and sale of cannabis in Canada pursuant to the Cannabis Act (Canada) (the “Cannabis Act”), the operation and support of corporate-owned and franchise retail cannabis stores in Canadian jurisdictions where the private sale of recreational cannabis is permitted and the deployment of capital to investment opportunities. The Cannabis Act regulates the production, distribution, and possession of cannabis for both medical and adult recreational access in Canada.

Sundial and its subsidiaries currently operate solely in Canada. Through its joint venture SunStream Bancorp Inc. (note 17(a)), the Company also provides growth capital that pursues indirect investment and financial services opportunities in the global cannabis sector, as well as other investment opportunities. The Company also makes strategic portfolio investments in debt and equity securities.

The Company’s common shares trade on the Nasdaq Capital Market (“Nasdaq”) under the ticker symbol “SNDL”.

COVID-19

The global impact of COVID-19 has contributed to uncertainty as to the health of the global economy. The Company has implemented several pandemic-related procedures and protocols at its facilities, including enhanced screening measures, enhanced cleaning and sanitation processes with increased frequency, encouraging social distancing measures and directing employees to work from home if possible. At the retail store level, the Company has implemented enhanced in-store procedures including increased frequency of cleaning, installing safety shields and reducing paper materials. The Company has also adapted its business model by moving toward online sales platforms that enable customers to order products online for fast pickup and payment in store. The Company believes that it can maintain safe operations with these pandemic-related procedures and protocols in place.
2.	Basis of presentation
a)	Statement of compliance

These consolidated financial statements have been prepared in accordance with International Financial Reporting Standards (“IFRS”), as issued by the International Accounting Standards Board (“IASB”) and interpretations of the International Financial Reporting Interpretations Committee (“IFRIC”) in effect as of December 31, 2021.

These consolidated financial statements were approved and authorized for issue by the board of directors of Sundial (the “Board”) on April 27, 2022.

b)	Basis of measurement

These consolidated financial statements have been prepared on a historical cost basis, except for biological assets, deferred share units (“DSUs”) and certain financial instruments (note 32(a)) which are measured at fair value with changes in fair value recorded in earnings.

c)	Functional and presentation currency

These consolidated financial statements are presented in Canadian dollars, which is the functional and presentation currency of the Company and its Canadian-based subsidiaries. Sundial Deutschland GmbH uses the European Euro as its functional currency. The Company’s equity-accounted joint venture uses the United States dollar as its functional currency. Transactions in currencies other than the functional currency are translated at the rate prevailing at the date of transaction. Monetary assets and liabilities that are denominated in foreign currencies are translated at the rate prevailing at each reporting date. Income and expense amounts are translated at the dates of the transactions.

Sundial Growers Inc.

Notes to the Consolidated Financial Statements

For the year ended December 31, 2021

(Expressed in thousands of Canadian dollars, except where otherwise noted)

In preparing the Company’s consolidated financial statements, the financial statements of foreign subsidiaries are translated into Canadian dollars, the functional currency of the Company. The assets and liabilities of foreign subsidiaries that do not have a functional currency of Canadian dollars, are translated into Canadian dollars using exchange rates at the reporting date. Revenues and expenses of foreign operations are translated into Canadian dollars using foreign exchange rates that approximate those on the date of the underlying transactions. Foreign exchange differences from the translation of foreign subsidiaries into Canadian dollars are recognized in other comprehensive income (“OCI”).

In preparing the Company’s consolidated financial statements, the financial statements of the foreign equity-accounted joint venture are translated into Canadian dollars, the functional currency of the Company. The assets and liabilities of the foreign equity-accounted joint venture are translated into Canadian dollars using exchange rates at the reporting date. Revenues and expenses of the foreign equity-accounted joint venture are translated into Canadian dollars using foreign exchange rates that approximate those on the date of the underlying transactions. Foreign exchange differences from the translation of the foreign equity-accounted joint venture into Canadian dollars are recognized in OCI. The Company’s consolidated financial statements include its share of the Canadian dollar profit or loss and OCI of the equity-accounted joint venture.

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

Subsidiaries	Principal activity	Jurisdiction of incorporation	Equity ownership	Non-controlling interest ("NCI")
KamCan Products Inc.	Inactive	British Columbia, Canada	100%	0%
Sundial Deutschland GmbH	Inactive	Germany	100%	0%
2657408 Ontario Inc.	Operations	Ontario, Canada	100%	0%
NGBA-BC Holdings Ltd.	Operations	British Columbia, Canada	100%	0%
Sundial Insurance (Bermuda) Ltd.	Operations	Bermuda	100%	0%
Inner Spirit Holdings Ltd.	Operations	Alberta, Canada	100%	0%
Spirit Leaf Inc.	Operations	Alberta, Canada	100%	0%
Spirit Leaf Corporate Inc.	Operations	Alberta, Canada	100%	0%
Spirit Leaf Ontario Inc. (1)	Operations	Ontario, Canada	0%	100%
(1)

This entity may be considered to be “controlled” by the Company solely for the purposes of IFRS, but the entity is not controlled by the Company within the meaning of applicable corporate law. For the purposes of IFRS, control of this entity is determined by the Company being exposed to variable returns and having the ability to affect those returns through its power over the entity.

3.	Significant accounting policies

The accounting policies set out below have been applied consistently to all periods presented in these consolidated financial statements.

CASH AND CASH EQUIVALENTS

Cash and cash equivalents include cash on hand, deposits held with banks and other short-term liquid investments with maturities of less than 90 days.

RESTRICTED CASH AND CASH EQUIVALENTS

Restricted cash is recorded as current assets representing (i) a cash balance to satisfy margin requirements on the Company’s option trading position, and (ii) minimum funding requirements for two separate captive insurance structures.

Sundial Growers Inc.

Notes to the Consolidated Financial Statements

For the year ended December 31, 2021

(Expressed in thousands of Canadian dollars, except where otherwise noted)

BIOLOGICAL ASSETS

The Company’s biological assets consist of cannabis plants. The Company capitalizes all direct and indirect costs related to the biological transformation of the biological assets between the point of initial recognition and the point of harvest, including labour related costs, consumables, materials, utilities, facilities costs, depreciation and quality and testing costs. Biological assets are then recorded at fair value and consist of cannabis plants in various stages of vegetation, including cannabis clones which have not been harvested. Net unrealized changes in fair value of biological assets less costs to sell during the period are included in the results of operations for the related period. Biological assets are valued in accordance with IAS 41 and are presented at their fair values less costs to sell up to the point of harvest. The fair values are determined using a model which estimates the expected harvest yield in grams for plants currently being cultivated, and then adjusts the amount for the expected selling price less costs to produce and sell per gram. The fair value measurements for biological assets have been categorized as Level 3 fair values based on the inputs to the valuation technique used. The Company’s method of accounting for biological assets attributes value accretion on a straight-line basis throughout the life of the biological asset from initial cloning to the point of harvest. The estimated expected harvest yield is based on assumptions of the estimated yield per plant and the weighted average number of growing weeks completed as a percentage of total expected growing weeks as at year end. These estimates are subject to volatility in market prices, market conditions, yields and costs, which could significantly affect the fair value of biological assets in future periods. Differences from the anticipated yield will be reflected in the net change in fair value of biological assets in future periods.

INVENTORY

Harvested cannabis

Inventories of harvested cannabis are valued at the lower of cost and net realizable value. Inventories of harvested cannabis are transferred from biological assets at their fair value less costs to sell up to the point of harvest, which becomes the initial deemed cost. All subsequent direct and indirect post-harvest costs are capitalized to inventory as incurred, including labor related costs, consumables, materials, packaging supplies, utilities, facilities costs, as well as quality and testing costs. Net realizable value is determined as the estimated selling price in the ordinary course of business less the estimated costs of completion and the estimated costs necessary to make the sale. Cannabis supplies and consumables are initially valued at cost and subsequently at the lower of cost and net realizable value.

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

Retail inventory

Retail inventory is valued at Company-owned stores at the lower of cost and net realizable value. Net realizable value is the estimated selling price in the ordinary course of business, less estimated costs of selling the final product. Cost is determined by the weighted average method and comprises direct purchase costs. Inventory is written down to its net realizable value when the cost of inventory is estimated to be unrecoverable due to obsolescence, damage or declining selling prices. The Company makes estimates related to obsolescence, future selling prices, seasonality, customer behavior and fluctuations in inventory levels.

PROPERTY, PLANT, AND EQUIPMENT

Property, plant and equipment (“PP&E”) are carried at cost less accumulated depreciation, less any recognized impairment losses. The cost of additions, betterments, renewals, and interest during construction is capitalized. Each part of a component of PP&E with a cost that is significant in relation to the total cost of the component is depreciated separately. When the cost of replacing a portion of a component of PP&E is capitalized, the carrying amount of the replaced component is derecognized.

Depreciation of construction in progress assets commences when the assets are ready for their intended use or when a Health Canada producer’s licence is granted. The assets’ residual values and useful lives are reviewed, and adjusted as

Sundial Growers Inc.

Notes to the Consolidated Financial Statements

For the year ended December 31, 2021

(Expressed in thousands of Canadian dollars, except where otherwise noted)

appropriate, at the end of each reporting period. Changes in the expected useful life or the expected pattern of consumption of future economic benefits embodied in the asset are accounted for by adjusting the depreciation period or method, as appropriate, and are treated as changes in accounting estimates.

Any gain or loss arising on the disposal or retirement of a component of PP&E is determined as the difference between the sale proceeds and the carrying amount of the asset and is recognized in the consolidated statements of loss and comprehensive loss.

PP&E are depreciated as they become available for use. Buildings are not depreciated until a producer’s licence is obtained. For assets available for use, depreciation is computed using the straight-line method over the estimated useful lives of the assets, as described below:

Production facilities20 years

Equipment1 to 10 years

Right-of-use assetsShorter of estimated useful life or lease term

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

The Company’s intangible assets at December 31, 2021, are comprised of the following:

•

Intellectual property purchased from Sun 8 Holdings Inc. in 2019 consisting of world-wide proprietary rights to certain cannabis brands, including patents, copyrights and trademarks with a useful life of 15 years.

•	Intellectual property purchased from a private company consisting of world-wide proprietary rights to certain cannabis strains with a useful life of 12 years.

Joint arrangements

Joint arrangements represent activities where the Company has joint control established by a contractual agreement. Joint control requires unanimous consent for the relevant financial and operational decisions. A joint arrangement is either a joint operation, whereby the parties have rights to the assets and obligations for the liabilities, or a joint venture, whereby the parties have rights to the net assets.

For a joint operation, the parties consolidate their proportionate share of the assets, liabilities, revenues, expenses and cash flows of the arrangement with items of a similar nature on a line-by-line basis, from the date that joint control commences until the date that joint control ceases.

Joint ventures are accounted for using the equity method of accounting and are initially recognized at cost, or fair value if acquired as part of a business combination. Joint ventures are adjusted thereafter for the post-acquisition change in the Company's share of the equity accounted investment's net assets. The Company’s consolidated financial statements include its share of the equity accounted investment's profit or loss and other comprehensive income, until the date that joint control ceases. When the Company’s share of losses exceeds its interest in an equity accounted investee, the carrying amount of that interest, including any long-term investments, is reduced to nil, and the recognition of further losses is discontinued except to the extent that the Company has an obligation or has made payments on behalf of the investee. Distributions from and contributions to investments in equity accounted investees are recognized when received or paid.

Interests in equity-accounted investees

The Company’s interest in equity-accounted investees comprise interests in an associate and a joint venture.

Associates are those entities in which the Company has significant influence, but not control or joint control, over the financial and operating policies. A joint venture is an arrangement in which the Company has joint control, whereby the Company has rights to the net assets of the arrangement, rather than rights to assets and obligations for its liabilities.

Sundial Growers Inc.

Notes to the Consolidated Financial Statements

For the year ended December 31, 2021

(Expressed in thousands of Canadian dollars, except where otherwise noted)

Interests in associates and joint ventures are accounted for using the equity method. They are initially recognized at cost, which includes transaction costs. Subsequent to initial recognition, the consolidated financial statements include the Company’s share of the profit or loss and OCI of equity-accounted investees, until the date on which significant influence or joint control ceases.

IMPAIRMENT OF ASSETS

Management assesses and continually monitors internal and external indicators of impairment relating to the Company’s assets. The assessment of indicators of impairment takes into account various factors including the likelihood of obtaining future licences from Health Canada, the demand for cannabis for recreational purposes, the price of cannabis, and changes in market discount rates.

(i)Financial assets

The Company applies an expected credit loss, or “ECL”, model to all financial assets not held at fair value through profit and loss, or “FVTPL”, where credit losses that are expected to transpire in futures years are provided for, irrespective of whether a loss event has occurred or not as at the statement of financial position date. For trade receivables, the Company has applied the simplified approach under IFRS 9 and have calculated ECLs based on lifetime expected credit losses, taking into consideration historical credit loss experience and financial factors specific to the debtors and general economic conditions. ECL’s are a probability-weighted estimate of credit losses. Credit losses are measured as the present value of the difference between the cash flows due in accordance with the contract and the cash flow the Company expects to receive. ECL’s are discounted at the effective interest rate of the financial asset. For financial assets measured at amortized cost, the Company has applied the general approach under IFRS 9 and have calculated ECLs based on lifetime expected credit losses, taking into consideration whether the credit risk of a financial asset has increased significantly since initial recognition. When determining whether the credit risk of a financial asset has increased significantly since initial recognition and when estimating ECLs, the Company considers quantitative and qualitative information and analysis, based on the Company’s historical experience and informed credit assessment, that includes forward-looking information.

(ii)Non-financial assets

The carrying amounts of the Company’s PP&E and intangible assets, including goodwill, are assessed for impairment indicators at each reporting period end to determine whether there is an indication that such assets have experienced impairment. If such indication exists, the recoverable amount of the asset is estimated in order to determine the extent of the impairment loss, if any.

An impairment loss is recognized for the amount by which the asset’s carrying amount exceeds its recoverable amount. The recoverable amount is the higher of an asset’s or group of assets’ estimated fair value less costs to sell and its value in use. For the purposes of assessing impairment, assets are grouped at the lowest levels for which there are separately identifiable independent cash inflows (a cash generating unit, or “CGU”).

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

For the year ended December 31, 2021

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

(i)Financial assets

At initial recognition, a financial asset is classified and measured at: amortized cost, FVTPL or Fair Value Through Other Comprehensive Income depending on the business model and contractual cash flows of the instrument.

Financial assets at amortized cost are subsequently measured at amortized cost using the effective interest rate method. The amortized cost is reduced by impairment losses. Interest income, foreign exchange gains and losses and impairment are recognized in profit or loss.

Financial assets at FVTPL are subsequently measured at fair value. Net gains and losses, including any interest or dividend income, are recognize in profit or loss.

Financial assets are derecognized when the rights to receive cash flows from the assets have expired or have been transferred and the Company has transferred substantially all risks and rewards of ownership. A substantial modification to the terms of an existing financial asset results in the derecognition of the financial asset and the recognition of a new financial asset at fair value. In the event that the modification to the terms of an existing financial asset do not result in a substantial difference in the contractual cash flows the gross carrying amount of the financial asset is recalculated and the difference resulting from the adjustment in the gross carrying amount is recognized in profit or loss.

The Company’s cash and cash equivalents, restricted cash and accounts receivable are measured at amortized cost. The Company’s marketable securities are measured at FVTPL. The Company’s long-term investments are measured at amortized cost and FVTPL. The Company has no financial assets measured at Fair Value Through Other Comprehensive Income.

(ii)Financial liabilities

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

Financial liabilities at FVTPL are measured at fair value and net gains and losses, including any interest expense and foreign exchange gains and losses, are recognized in profit or loss.

Financial liabilities are derecognized when the liability is extinguished. A substantial modification of the terms of an existing financial liability is recorded as an extinguishment of the original financial liability and the recognition of a new financial liability. The difference between the carrying amount of a financial liability extinguished and the consideration paid is recognized in profit or loss. Where a financial liability is modified in a way that does not constitute an extinguishment, the modified cash flows are discounted at the liability’s original effective interest rate. Transaction costs paid to third parties in a modification are amortized over the remaining term of the modified debt.

The Company’s accounts payable and accrued liabilities and financial guarantee liability are measured at amortized cost. The Company’s derivative warrant liabilities were designated as FVTPL upon initial recognition.

Sundial Growers Inc.

Notes to the Consolidated Financial Statements

For the year ended December 31, 2021

(Expressed in thousands of Canadian dollars, except where otherwise noted)

Provisions

A provision is recognized when the Company has a present legal or constructive obligation as a result of a past event, it is probable that an outflow of economic benefits will be required to settle the obligation, and the amount of the obligation can be reliably estimated. The amount of a provision is the best estimate of the consideration at the end of the reporting period. Provisions measured using estimated cash flows required to settle the obligation are determined by discounting the expected future cash flows at a pre-tax rate that reflects current market assessments of the time value of money and, where appropriate, the risks specific to the liability.

A provision for onerous contracts is recognized when the expected benefits to be derived by the Company from a contract are lower than the unavoidable cost of meeting its obligations under the contract. The Company has no onerous contracts during the years ended and as at December 31, 2021 and 2020.

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

REVENUE

Under IFRS 15, to determine the amount and timing of revenue to be recognized, the Company follows a five-step model:

1.Identifying the contract with a customer

2.Identifying the performance obligations

3.Determining the transaction price

4.Allocating the transaction price to the performance obligations

5.Recognizing revenue when/as performance obligations are satisfied

Cannabis revenue

Gross revenue from the direct sale of cannabis for a fixed price is recognized when the Company transfers control of the goods to the customer. The transfer of control is specific to each contract and can range from the point of delivery to a specified length of time for the customer to accept the goods.

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

Sundial Growers Inc.

Notes to the Consolidated Financial Statements

For the year ended December 31, 2021

(Expressed in thousands of Canadian dollars, except where otherwise noted)

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

Gross revenue earned in Canada includes excise taxes, which the Company pays as principal, but excludes duties and taxes collected on behalf of third parties. Net revenue is gross revenue less excise taxes. Gross revenue is recognized to the extent that it is highly probable that a significant reversal will not occur. Therefore, gross revenue is stated net of expected price discounts, allowances for customer returns and certain promotional activities and similar items. Generally, payment of the transaction price is due within credit terms that are consistent with industry practices, with no element of financing.

Retail revenue

Retail revenue consists of sales through corporate stores and e-commerce operations. Revenue at corporate stores is recognized at the point of sale when the customer takes control of the goods or service and is measured at the amount of consideration to which the Company expects to be entitled to, net of estimated returns, and sales incentives. The Company considers its performance obligations to be satisfied at the point of sale. The Company’s goods and services are generally capable of being distinct and are accounted for as a separate performance obligation. Sales through e-commerce operations are recognized when the customer takes control of the goods or services upon delivery and is measured at the amount of consideration to which the Company expects to be entitled, net of estimated returns, and sales incentives.

It is the Company’s policy to sell merchandise with a limited right to return. Returns are only provided through exchanges or the issuance of a gift certificate.

The Company sells gift cards. The sale of a gift card creates a future performance obligation. When (or as) the performance obligation is satisfied, the Company recognizes revenue as the amount of the transaction price.

Franchise revenue

Franchise fees are recognized at a point in time when the Company satisfies its performance obligations which is determined to be when the franchise begins operations. Performance obligations include site selection, lease assistance and training. Initial franchise fees are allocated to the performance obligations based on the estimated standalone selling prices. Funds received in advance of a franchise starting operations are recorded as franchise fee deposits.

Ongoing royalty and advertisement fees, which are determined on a formula basis in accordance with the terms of the relevant franchise agreement, based on monthly revenues of the franchisees, are recognized as revenue when the contractual performance obligations have been achieved or other service-related performance obligations have been completed. The performance obligations relate to providing support to the franchise partners and being stewards of the Spiritleaf brand. While the franchisees are operating under the name Spiritleaf, they are utilizing the Spiritleaf trademark, thereby, the Company has performed its obligations to recognize the revenue, as per the franchise agreements.

Other revenue

Millwork revenue is defined as the proceeds and receivables related to the sale of millwork, which includes store fixtures. Millwork revenue is recognized at a point in time when a contractual exchange agreement has been entered into, and the performance obligation is considered to have been met when the millwork has been delivered to the franchise partner.

Supply revenue represents revenues earned from the sales of custom Spiritleaf accessories to franchise locations. The Spiritleaf accessory revenue is earned when the goods are shipped.

RESEARCH AND DEVELOPMENT

Research costs are expensed in the period incurred. Development costs are expensed in the period incurred unless the Company believes a development project meets the generally accepted criteria for deferral and amortization per IAS 38 “Intangible Assets”. Research and development costs comprise consulting fees and licence acquisition fees. No development costs have been capitalized as at December 31, 2021, or December 31, 2020.

Sundial Growers Inc.

Notes to the Consolidated Financial Statements

For the year ended December 31, 2021

(Expressed in thousands of Canadian dollars, except where otherwise noted)

SHARE-BASED COMPENSATION

The Company’s share-based compensation plans include equity-settled awards and cash-settled awards.

The fair value of share-based compensation expenses is estimated using the Black-Scholes pricing model and relies on a number of estimates, such as the expected life of the award, the volatility of the underlying share price, the risk-free rate of return and the estimated rate of forfeiture of awards granted.

Equity-settled

Simple and performance warrants, stock options and restricted share units (“RSUs”) are granted to employees, directors, and others at the discretion of the Board. The grant date fair value of simple warrants, performance warrants, stock options and RSUs is recognized as share-based compensation expense, with a corresponding increase in contributed surplus, over the vesting period of the awards. On exercise of simple warrants, performance warrants and stock options, the cash consideration received is credited to share capital and the associated amount in contributed surplus is reclassified to share capital. On exercise of RSUs, the associated amount in contributed surplus is reclassified to share capital.

Cash-settled

DSUs are granted to directors and represent a right for the holder to receive a cash payment equal to the fair value of the Company’s common shares calculated at the date of such payment.

DSUs are accounted for as a liability instrument and measured at fair value based on the market value of the Company’s common shares at each period end. The fair value is recognized as share-based compensation over the vesting period. Fluctuations in the fair value are recognized within share-based compensation in the period in which they occur.

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

Sundial Growers Inc.

Notes to the Consolidated Financial Statements

For the year ended December 31, 2021

(Expressed in thousands of Canadian dollars, except where otherwise noted)

BUSINESS COMBINATIONS

Business combinations are accounted for using the acquisition method of accounting when the acquired assets meet the definition of a business. The acquired identifiable assets and liabilities and contingent liabilities assumed in a business combination are measured at their fair values at the acquisition date. The cost of an acquisition is measured as the fair value of consideration transferred to the sellers, including cash paid and the fair value of assets given, equity instruments issued, and liabilities of the seller assumed at the acquisition date. Any excess of the fair value of the consideration paid over the fair value of the identifiable assets, liabilities and contingent liabilities acquired is recorded as goodwill. If the cost of the acquisition is less than the fair value of the net assets acquired, the difference is recognized immediately in net earnings. Transactions costs associated with business combinations are expensed as incurred.

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

GOODWILL

Goodwill is assessed for impairment annually or when facts and circumstances indicate that it is impaired. Goodwill is tested for impairment at a CGU level by comparing the carrying amount to the recoverable amount, which is determined as the greater of fair value less costs of disposal and value in use. Any excess of the carrying amount over the recoverable amount is the impaired amount. The recoverable amount estimates are categorized as Level 3 according to the fair value hierarchy. Impairment charges are recognized in net earnings. Goodwill is reported at cost less any accumulated impairment. Goodwill impairments are not reversed.

NON-CONTROLLING INTERESTS

The Company recognizes non-controlling interests in an acquired entity either at fair value or at the non-controlling interest’s proportionate share of the acquired entity’s net identifiable assets, determined on an acquisition-by-acquisition basis.

Loss of control

When the Company loses control over a subsidiary, it derecognizes the assets and liabilities of the subsidiary, and any related non-controlling interest and other components of equity. Any resulting gain or loss is recognized in profit or loss. Any interest retained in the former subsidiary is measured at fair value when control is lost.

LEASES

A contract is, or contains, a lease if the contract conveys the right to control the use of an identified asset for a period of time in exchange for consideration.

As a lessee

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

Sundial Growers Inc.

Notes to the Consolidated Financial Statements

For the year ended December 31, 2021

(Expressed in thousands of Canadian dollars, except where otherwise noted)

The carrying amounts of the right-of-use assets, lease obligations, and the resulting interest and depreciation expense are based on the implicit interest rate within the lease arrangement or, if this information is unavailable, the incremental borrowing rate. Incremental borrowing rates are based on judgements including economic environment, term, and the underlying risk inherent to the asset.

As a lessor

When the Company acts as a lessor, it determines at lease inception whether each lease is a finance lease or an operating lease. To classify each lease, the Company makes an overall assessment of whether the lease transfers substantially all of the risks and rewards incidental to ownership of the underlying asset. If this is the case, then the lease is a finance lease; if not, then it is an operating lease. Under a finance lease, the Company recognizes a receivable at an amount equal to the net investment in the lease which is the present value of the aggregate of lease payments receivable by the lessor. Under an operating lease, the Company recognizes lease payments received as income on a straight-line basis over the lease term. When the Company is an intermediate lessor, it accounts for its interests in the head lease and the sub-lease separately. It assesses the lease classification of a sub-lease with reference to the right-of-use asset arising from the head lease, not with reference to the underlying asset.

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

Captive Insurance

The Company has secured insurance coverage for its directors and officers through two separate captive insurance structures.

The first structure is a captive cell program entered into with a registered insurer for the purpose of holding and managing the Company’s coverage funds through a separate cell account (“Cell Captive”). The Company applies IFRS 10 “Consolidated Financial Statements” in its assessment of control as it relates to the Cell Captive. The Company’s accounting policy is to consolidate the Cell Captive. The Cell Captive funds are held as cash and may be invested according to the Company’s treasury policy. The funds are disclosed as restricted cash as the Cell Captive must be fully funded at all times. The Company will recognize any gains or losses from fair market value adjustments, interest and/or foreign exchange in the statements of income (loss) and comprehensive income (loss).

The second structure is a wholly owned subsidiary, Sundial Insurance (Bermuda) Ltd. (“SIBL”), incorporated to provide separate and additional coverage. The Company applies IFRS 10 “Consolidated Financial Statements” in its assessment of control as it relates to SIBL. The Company’s accounting policy is to consolidate SIBL. The funds are disclosed as restricted cash as the funds were required for initial capitalization of the entity and there is a requirement to maintain minimum capital and surplus in accordance with industry regulations.

NEW ACCOUNTING STANDARDS

The following accounting standards were effective for annual periods beginning on or after January 1, 2021 and did not have a material impact on the Company’s consolidated financial statements:

•COVID-19 Related Rent Concessions (Amendments to IFRS 16)

•Interest Rate Benchmark Reform – Phase 2 (Amendments to IFRS 9, IAS 39, IFRS 7, IFRS 4 and IFRS 16)

There are new accounting standards, amendments to accounting standards and interpretations that are effective for annual periods beginning on or after January 1, 2022, that have not been applied in preparing the consolidated financial statements for the year ended December 31, 2021. These standards and interpretations are not expected to have a material impact on the Company’s consolidated financial statements and include:

Sundial Growers Inc.

Notes to the Consolidated Financial Statements

For the year ended December 31, 2021

(Expressed in thousands of Canadian dollars, except where otherwise noted)

•Onerous contracts – Cost of Fulfilling a Contract (Amendments to IAS 37)

•IFRS 17 Insurance Contracts (Amendments to IFRS 17)
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

Judgements, assumptions and estimation uncertainties that have a significant risk of resulting in a material adjustment include the following:

IMPAIRMENTS

CGU’s are defined as the lowest grouping of integrated assets that generate identifiable cash inflows that are largely independent of the cash inflows of other assets or groups of assets. The classification of assets into CGU’s requires significant judgement and interpretations with respect to the integration between assets, the existence of active markets, external users, shared infrastructures and the way in which management monitors the Company’s operations.

The recoverable amounts of CGU’s and individual assets have been determined as the higher of the CGU’s or the asset’s fair value less costs of disposal and its value in use. These calculations require the use of estimates and assumptions and are subject to changes as new information becomes available including information on the likelihood of obtaining future licences from Health Canada, total addressable market, market share escalation factor, gross margin escalation factor, terminal multiple and discount rates. Changes in assumptions used in determining the recoverable amount could affect the carrying value of the related assets and CGU’s.

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

Revenue

Government customers typically have a right of product return, and in some cases, the right to pricing adjustments for products that are subsequently discounted or sold for a lower price in another jurisdiction. Licensed Producers can, in

Sundial Growers Inc.

Notes to the Consolidated Financial Statements

For the year ended December 31, 2021

(Expressed in thousands of Canadian dollars, except where otherwise noted)

some cases, have a right of product return or warranty period. The estimate of potential future returns includes the use of estimates and assumptions and are subject to change as new information becomes available.

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

Investments

The Company’s investment at FVTPL is a financial asset measured at fair value each reporting period. The determination of the fair value of the investment requires judgement from management and the main assumption is the discount rate.

equity-accounted investees

The Company’s interest in a joint venture is accounted for using the equity-method. The current investment portfolio of the joint venture is comprised of secured debt and hybrid instruments which include options and warrants. These investments are recorded at fair value each reporting period with any changes in fair value recorded through profit or loss.

The determination of the fair value of the underlying investments is based on a discounted cash methodology and requires judgement from management. The discounted cash flows are based on various assumptions, including an estimation of market prices, volatility and discount rates.
5.	Business acquisition

On May 5, 2021, the Company and Inner Spirit Holdings Ltd. (“Inner Spirit”) announced that they had entered into an arrangement agreement pursuant to which the Company acquired all of the issued and outstanding common shares of Inner Spirit (the “Inner Spirit Transaction”). The Inner Spirit Transaction closed on July 20, 2021. Inner Spirit is a retailer and franchisor of Spiritleaf recreational cannabis stores across Canada, with a network that includes more than 100 franchised and corporate-owned locations.

The Inner Spirit Transaction consideration was comprised of (i) an aggregate $92.6 million cash ($0.30 in cash for each Inner Spirit common share), (ii) an aggregate 24.4 million Sundial common shares valued at $26.2 million based on the fair value of each common share of the Company on the closing date (0.0835 of a Sundial common share for each Inner Spirit common share) and (iii) contingent consideration valued at $1.2 million representing the fair value of Inner Spirit warrants.

Sundial Growers Inc.

Notes to the Consolidated Financial Statements

For the year ended December 31, 2021

(Expressed in thousands of Canadian dollars, except where otherwise noted)

The Company engaged independent valuation experts to assist in determining the fair value of certain assets acquired and liabilities assumed. The purchase price allocation and the amount of deferred income taxes arising on their recognition is not final as the Company is continuing to verify information required to determine the fair value of property, plant and equipment, net investment in subleases, goodwill and lease liabilities. The Company expects a portion of goodwill to be allocated to intangible assets upon finalization of the purchase price allocation.

The fair value of consideration paid was as follows:

July 20, 2021
Cash	92,583
Issuance of common shares	26,216
Contingent consideration	1,150
119,949

The fair value of the assets and liabilities acquired was as follows:

July 20, 2021
Cash	9,808
Accounts receivable	750
Prepaid expenses and deposits	853
Inventory	2,733
Property, plant and equipment	12,108
Net investment in subleases	23,751
Goodwill	114,537
Accounts payable and accrued liabilities	(2,678)
Convertible debentures	(12,025)
Lease liabilities	(29,481)
Financial guarantee liability	(407)
119,949

The Company recorded adjustments to the fair value in the fourth quarter of 2021 to reflect facts and circumstances in existence at the date of acquisition. These adjustments related to the inclusion of Spirit Lead Ontario Inc. and changes in preliminary valuation assumptions, including amounts allocated to property, plant and equipment, net investments in subleases, intangible assets, lease liabilities and deferred tax liability. All measurement period adjustments were offset to goodwill. It is expected that further allocations will be made between these account categories upon finalization of the preliminary purchase price allocation prior to the end of the second quarter of 2022.

As new information obtained within one year of the date of acquisition about facts and circumstances that existed at the date of acquisition identifies adjustments to the above amounts, then the accounting for the acquisition will be revised.

On August 4, 2021, the Company settled the convertible debenture liability through the issuance of 2.5 million common shares valued at $2.7 million and a cash payment of $9.3 million. Due to the change of control from the Inner Spirit Transaction, debenture holders were entitled to receive Sundial common shares and a cash payment based on a prescribed formula.

The fair value of the Inner Spirit warrants has been estimated as $1.2 million and is made up of the following components: (i) equity component of $1.8 million (note 23(c)), (ii) liability component of $0.3 million and (iii) asset component of $0.9 million.

The consolidated financial statements incorporate the operations of Inner Spirit commencing July 20, 2021. During the period July 20, 2021, to December 31, 2021, the Company recorded revenues of $16.1 million and net earnings of $1.1 million. Had the acquisition closed on January 1, 2021, management estimates that for the period January 1, 2021, to July 19, 2021, revenue would have increased by $20.4 million and net earnings would have increased by $7.4 million. In determining these amounts, management assumes the fair values on the date of acquisition would have been the same as if the acquisition had occurred on January 1, 2021.

Sundial Growers Inc.

Notes to the Consolidated Financial Statements

For the year ended December 31, 2021

(Expressed in thousands of Canadian dollars, except where otherwise noted)

The Company incurred acquisition-related costs of $1.9 million which have been included in transaction costs.

6.	Discontinued operations

On May 15, 2020, the Company entered into an agreement to sell all of the outstanding shares of Project Seed Topco (“Bridge Farm”) which closed on June 5, 2020.

The comparative statement of loss and comprehensive loss and statement of cash flows has been presented to show the discontinued operation separately from continuing operations.

Results of discontinued operations

	Year ended December 31
	2021	2020 (1)	2019 (2)
Gross revenue	—	22,139	12,298
Net revenue	—	22,139	12,298
Cost of sales	—	15,633	9,426
Gross margin before fair value adjustments	—	6,506	2,872
Change in fair value of biological assets	—	1,064	386
Change in fair value realized through inventory	—	(1,122)	—
Gross margin	—	6,448	3,258

General and administrative	—	8,585	5,515
Sales and marketing	—	1,418	820
Depreciation and amortization	—	2,752	3,482
Foreign exchange	—	1,057	(1,779)
Share-based compensation	—	(826)	826
Goodwill impairment	—	—	100,305
Loss from operations	—	(6,538)	(105,911)

Transaction costs	—	—	(1,588)
Finance costs	—	(10,083)	(3,982)
Loss on contingent consideration	—	(2,252)	(18,645)
Gain on investment	—	—	165
Gain on disposition of PP&E	—	—	13
Loss on disposition of Bridge Farm	—	(14,979)	—
Loss before income tax	—	(33,852)	(129,948)
Income tax recovery	—	225	1,017
Net loss (3)	—	(33,627)	(128,931)
(1)	Period January 1, 2020, to June 5, 2020
(2)	Period July 2, 2019, to December 31, 2019
(3)	Net loss from the discontinued operations is attributable entirely to the owners of the Company.

Sundial Growers Inc.

Notes to the Consolidated Financial Statements

For the year ended December 31, 2021

(Expressed in thousands of Canadian dollars, except where otherwise noted)

Effect of disposal on the financial position of the company

Cash and cash equivalents	2,963
Accounts receivable	15,641
Biological assets	2,831
Inventory	787
Property, plant and equipment	88,698
Goodwill	11,345
Intangible assets	23,884
Accounts payable and accrued liabilities	(22,792)
Lease obligation	(14,894)
Deferred tax liability	(3,115)
Accumulated other comprehensive income	(7,466)
Net assets and liabilities	97,882

Consideration received
Term Debt Facility	45,000
Contingent consideration liability	34,912
Cancellation of common shares	2,991
Total consideration	82,903

Loss on disposition	(14,979)

7.	Segment information

Late in the fourth quarter of 2020 the Company began the deployment of capital toward strategic investments. The Company developed an internal capital program to evaluate these and potential future investments, which is a new and separate business line from its cannabis operations.

Based on the allocation of the Company’s resources by the chief operating decision maker and the information used to analyze the performance of the business, the Company concluded that beginning in Q1 2021, it had two reportable segments: cannabis operations and investments. The acquisition of Inner Spirit (note 5) has led to a third reportable segment: retail operations. For the year ended December 31, 2020, there was only one reportable segment and therefore no comparative segment information.

The Company’s reportable segments are organized by business line and are comprised of three reportable segments: cannabis operations, retail operations and investments. Cannabis operations include the cultivation, distribution and sale of cannabis for the adult-use market and medical markets in Canada. Retail operations include the private sale of recreational cannabis through wholly owned and franchise retail cannabis stores. Investments include the deployment of capital to investment opportunities. Certain overhead expenses not directly attributable to any reportable segment are reported as “Corporate”.

	Cannabis	Retail (1)	Investments	Corporate	Total
As at December 31, 2021
Total assets	147,887	153,624	1,093,596	29,155	1,424,262
Year ended December 31, 2021
Net revenue	40,037	16,091	—	—	56,128
Gross margin	(15,499)	8,509	—	—	(6,990)
Interest and fee revenue	—	—	13,149	—	13,149
Loss on marketable securities	—	—	(44,501)	—	(44,501)
Share of profit of equity-accounted investees	—	—	32,913	—	32,913
Depreciation and amortization	3,108	721	—	897	4,726
Earnings (loss) before tax	(117,990)	1,835	(5,837)	(110,461)	(232,453)

Sundial Growers Inc.

Notes to the Consolidated Financial Statements

For the year ended December 31, 2021

(Expressed in thousands of Canadian dollars, except where otherwise noted)

(1)	Period July 20, 2021, to December 31, 2021

Geographical disclosure

As at December 31, 2021, the Company had non-current assets related to operations in the United States of $412.9 million. For the year ended December 31, 2021, share of profit of equity-accounted investees related to operations in the United States was $32.9 million.

8.	Restricted cash
As at	December 31, 2021	December 31, 2020
Letters of credit	—	5,333
Securities collateral	7,773	—
Captive insurance	19,240	—
	27,013	5,333

Securities collateral is comprised of a cash balance to satisfy margin requirements on the Company’s option trading position.

The Company has secured insurance coverage for its directors and officers through two separate captive insurance structures. The first structure is a captive cell program entered into with a registered insurer for the purpose of holding and managing the Company’s coverage funds through a separate Cell Captive. The Cell Captive was funded with $12.1 million and is required to be fully funded at all times. The second structure is a wholly incorporated subsidiary, Sundial Insurance (Bermuda) Ltd., which was incorporated to provide separate and additional coverage and funded with $7.1 million.

9.	Marketable securities
As at	December 31, 2021	December 31, 2020
Balance, beginning of year	—	—
Additions	158,101	—
Dispositions	(9,663)	—
Change in fair value recognized in profit or loss	(64,714)	—
Balance, end of period	83,724	—

During the year ended December 31, 2021, proceeds of $29.9 million were received for dispositions of marketable securities and a gain on disposition of $20.2 million was recognized (note 26).

Marketable securities have been designated as FVTPL (note 32).

The components of marketable securities are as follows:

As at	December 31, 2021	December 31, 2020
Equity securities	83,802	—
Put and call options	(78)	—
	83,724	—

10.	Accounts receivable
As at	December 31, 2021	December 31, 2020
Trade receivables	10,865	15,786
Other receivables	—	112
	10,865	15,898

Sundial Growers Inc.

Notes to the Consolidated Financial Statements

For the year ended December 31, 2021

(Expressed in thousands of Canadian dollars, except where otherwise noted)

The Company has calculated ECLs based on lifetime expected credit losses, taking into consideration historical credit loss experience and financial factors specific to the debtors and general economic conditions. Refer to note 32 for credit risk disclosures.
11.	Biological assets

The Company’s biological assets consist of cannabis plants in various stages of vegetation, including plants which have not been harvested. The change in carrying value of biological assets is as follows:

As at	December 31, 2021	December 31, 2020
Balance, beginning of year	3,531	14,309
Increase in biological assets due to capitalized costs	25,880	39,957
Net change in fair value of biological assets	4,708	6,496
Transferred to inventory upon harvest	(29,709)	(54,388)
Disposition of Bridge Farm (note 6)	—	(2,831)
Foreign currency translation	—	(12)
Balance, end of year	4,410	3,531

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

Management believes the most significant unobservable inputs and their impact on fair value of biological assets are as follows:

Assumption	Input	Weighted average input		Effect of 10% change ($000s)
		December 31 2021	December 31 2020	December 31 2021	December 31 2020
Yield per square foot of growing space (1)	Grams	49	45	435	347
Average net selling price (2)	$/gram	4.49	5.13	1,014	1,022
After harvest cost to complete and sell	$/gram	1.06	1.32	249	291
(1)	Varies by strain; obtained through historical growing results or grower estimate if historical results are not available.
(2)	Varies by strain and sales market; obtained through average selling prices or estimated future selling prices if historical results are not available.

These assumptions are estimates that are subject to volatility in market prices and several uncontrollable factors. The Company’s estimates are, by their nature, subject to change and differences from the anticipated yield will be reflected in the net change in fair value of biological assets in future periods.

The Company estimates the harvest yields for cannabis at various stages of growth. As at December 31, 2021, it is estimated that the Company’s biological assets will yield approximately 5,672 kilograms (December 31, 2020 – 5,507 kilograms) of dry cannabis when harvested. During the year ended December 31, 2021, the Company harvested 22,784 kilograms of dry cannabis (year ended December 31, 2020 – 27,972 kilograms).

Sundial Growers Inc.

Notes to the Consolidated Financial Statements

For the year ended December 31, 2021

(Expressed in thousands of Canadian dollars, except where otherwise noted)

12.	Inventory
As at	December 31, 2021	December 31, 2020
Harvested cannabis	22,710	20,358
Cannabis supplies and consumables	4,361	5,255
Retail	2,397	—
Millwork	35	—
	29,503	25,613

During the year ended December 31, 2021, inventories of $48.6 million were recognized in cost of sales as an expense (year ended December 31, 2020 - $51.7 million). During the year ended December 31, 2021, the Company recognized inventory write downs of $17.5 million (year ended December 31, 2020 - $56.9 million), of which $17.0 million (year ended December 31, 2020 - $45.9 million) was recognized as an impaired and obsolete inventory provision, and $0.5 million (year ended December 31, 2020 - $11.0 million) was included in the change in fair value realized through inventory as the fair value component of the impaired and obsolete inventory provision.
13.	Property, plant and equipment
	Land	Production facilities	Equipment	Right of use assets	Construction in progress (“CIP”)	Total
Cost
Balance at December 31, 2019	26,606	166,442	24,021	16,509	58,031	291,609
Additions	8	213	2,886	763	4,319	8,189
Transfers from CIP	509	8,212	2,287	—	(11,008)	—
Reclass to assets held for sale	(1,547)	—	—	—	(1,451)	(2,998)
Dispositions	(499)	(162)	(50)	(825)	(991)	(2,527)
Disposition of Bridge Farm (note 6)	(16,300)	(21,587)	(249)	(14,431)	(39,734)	(92,301)
Foreign currency translation	(137)	(181)	(1)	(122)	(347)	(788)
Balance at December 31, 2020	8,640	152,937	28,894	1,894	8,819	201,184
Acquisition (note 5)	—	4,169	2,209	5,730	—	12,108
Additions	—	593	1,975	579	1,209	4,356
Transfers from CIP	3,748	—	—	—	(3,748)	—
Dispositions	—	(468)	(301)	(165)	(177)	(1,111)
Balance at December 31, 2021	12,388	157,231	32,777	8,038	6,103	216,537

Accumulated amortization and impairment
Balance at December 31, 2019	3	5,400	3,697	363	162	9,625
Depreciation	475	6,249	4,847	638	—	12,209
Impairment	—	60,658	—	—	5,659	66,317
Dispositions	—	(37)	(44)	(176)	—	(257)
Disposition of Bridge Farm (note 6)	(473)	(2,879)	—	(251)	—	(3,603)
Foreign currency translation	(5)	(27)	—	(3)	—	(35)
Balance at December 31, 2020	—	69,364	8,500	571	5,821	84,256
Depreciation	—	2,914	5,438	897	—	9,249
Impairment	—	60,000	—	—	—	60,000
Dispositions	—	—	(10)	(147)	—	(157)
Balance at December 31, 2021	—	132,278	13,928	1,321	5,821	153,348

Net book value
Balance at December 31, 2020	8,640	83,573	20,394	1,323	2,998	116,928
Balance at December 31, 2021	12,388	24,953	18,849	6,717	282	63,189

Sundial Growers Inc.

Notes to the Consolidated Financial Statements

For the year ended December 31, 2021

(Expressed in thousands of Canadian dollars, except where otherwise noted)

During the year ended December 31, 2021, depreciation expense of $4.9 million was capitalized to biological assets and inventory (year ended December 31, 2020 – $6.9 million).

Due to curtailment in the utilization of a portion of the capacity in the Company’s Olds facility to align cannabis production with current demand estimates, the Company determined that indicators of impairment existed at June 30, 2021. The impairment test for the Company’s Olds CGU used a value in use approach based on internal cash flow estimates at June 30, 2021, and a discount rate of 25%. The discount rate was estimated based on the Company’s weighted average cost of capital, adjusted for risks specific to the CGU. The estimated cash flows were based on a 5-year model taking into account the overall forecasted Canadian cannabis industry market size and the Company’s forecasted market share. A terminal value thereafter was applied. Based on the analysis, there was an impairment of the Company’s Olds CGU of $60.0 million as at June 30, 2021, as the estimated recoverable amount for this CGU of $70.0 million was lower than the respective carrying amount. The estimated value in use for the Company’s Olds CGU was sensitive to an increase in the discount rate. An increase to the discount rate by 1% would increase the impairment by approximately $7.3 million.

At December 31, 2021, the Company determined that no further indicators of impairment existed or indicators that a previous impairment should be reversed, and no impairment test was required.

During the year ended December 31, 2020, the Company determined that indicators of impairment existed with respect to the Company’s British Columbia CGU as a result of the Company’s disposition of its Kamloops property and decision to suspend further construction and development activities on its Merritt facility due to market conditions and available financing. Approximately $10.0 million had been invested into the Merritt facility which consisted of land and CIP. A test for impairment was performed at March 31, 2020, at the CGU level, by comparing the estimated recoverable amount to the carrying values of the assets. The estimated recoverable amount of the assets was determined to be their fair value less costs of disposal and an impairment of $5.7 million was recorded to write down the assets to their recoverable amount. The fair value measurement is categorized within Level 3 of the fair value hierarchy. The recoverable amount of these assets was further reduced to $2.9 million due to the Company receiving utility deposits back on deferral of construction of the facility. Management is committed to a plan to sell the Merritt facility and the asset is available for immediate sale, resulting in the reclassification to assets held for sale on the consolidated statements of financial position.

During the year ended December 31, 2020, the Company determined that indicators of impairment existed with respect to the Company’s Alberta CGU as a result of decreasing estimates for the size of the potential Canadian cannabis market, the Company curtailing the number of flowering rooms being used for cultivation at its Olds facility and the carrying value of the Company’s total net assets significantly exceeding the Company’s market capitalization. A test for impairment was performed at September 30, 2020, at the CGU level, by comparing the estimated recoverable amount to the carrying values of the assets, using a value in use approach based on internal cash flow estimates and a discount rate of 25%. The discount rate was estimated based on the Company’s weighted average cost of capital, adjusted for risks specific to the CGU. The estimated cash flows were based on a 5-year model taking into account forecasted Canadian cannabis industry activity market size and Sundial’s forecasted market share. A terminal value thereafter was applied. Based on the analysis, the Company determined there was an impairment of the Company’s Alberta CGU of $60.0 million as at September 30, 2020, as the estimated recoverable amount for this CGU of $154.0 million was lower than the respective carrying amount.

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

All of the above impairments were recognized in the Company’s cannabis reporting segment.

Sundial Growers Inc.

Notes to the Consolidated Financial Statements

For the year ended December 31, 2021

(Expressed in thousands of Canadian dollars, except where otherwise noted)

14.	Net investment in subleases

	December 31, 2021	December 31, 2020
Balance, beginning of year	—	—
Acquisition (note 5)	23,751	—
Additions	3,951	—
Finance income	573	—
Rents recovered (payments made directly to landlords)	(1,713)	—
Dispositions	—	—
Balance, end of year	26,562	—

Current portion	3,991	—
Long-term	22,571	—

Net investment in subleases represent leased retail stores that have been subleased to certain franchise partners. These subleases are classified as a finance lease as the sublease terms are for the remaining term of the head lease.
15.	Intangible assets
	Brands and trademarks	Patents	Customer relationships	Other	Total
Cost
Balance at December 31, 2019	8,386	13,551	19,578	3,778	45,293
Additions	150	—	—	—	150
Disposition of Bridge Farm (note 6)	(3,066)	—	(19,415)	(3,747)	(26,228)
Foreign currency translation	(25)	—	(163)	(31)	(219)
Balance at December 31, 2020	5,445	13,551	—	—	18,996
Balance at December 31, 2021	5,445	13,551	—	—	18,996

Accumulated amortization and impairment
Balance at December 31, 2019	131	—	976	191	1,298
Depreciation	441	677	842	165	2,125
Impairment	—	12,874	—	—	12,874
Disposition of Bridge Farm (note 6)	(190)	—	(1,801)	(353)	(2,344)
Foreign currency translation	—	—	(17)	(3)	(20)
Balance at December 31, 2020	382	13,551	—	—	13,933
Depreciation	354	—	—	—	354
Balance at December 31, 2021	736	13,551	—	—	14,287

Net book value
Balance at December 31, 2020	5,063	—	—	—	5,063
Balance at December 31, 2021	4,709	—	—	—	4,709

Brands and trademarks related to intellectual property purchased from Sun 8 Holdings Inc. with a useful life of 15 years and other intellectual property with a useful life of 12 years.

Patents consisted of intellectual property acquired through the acquisition of Pathway RX Inc. (“Pathway”) comprised of proprietary rights to certain technology, copyrights and trademarks with a useful life of 20 years. During the year ended December 31, 2020, the Company determined that indicators of impairment existed regarding the Pathway intellectual property due to the Company’s decision to reduce its focus on medical cannabis research. The estimated recoverable amount of the intangible assets was determined to be their fair value less costs of disposal and an impairment of $12.9 million was recorded to write down the assets to their recoverable amount of nil.

Sundial Growers Inc.

Notes to the Consolidated Financial Statements

For the year ended December 31, 2021

(Expressed in thousands of Canadian dollars, except where otherwise noted)

Brands and trademarks related to intellectual property acquired as part of the Bridge Farm acquisition, customer relationships and other intangible assets consisting of non-compete clauses and energy credits were disposed of as part of the sale of Bridge Farm (note 6).
16.	Investments
As at	December 31, 2021	December 31, 2020
Investments at amortized cost (A)	24,987	—
Investment at FVTPL (B)	48,576	51,876
	73,563	51,876

Current portion	3,065	—
Long-term	70,498	51,876
A)	INvestments at amortized cost

On February 16, 2021, the Company announced a $22 million strategic investment (the “Indiva Investment”) in Indiva Limited (“Indiva”). The Indiva Investment closed on February 23, 2021. The Indiva Investment was completed in the form of a brokered private placement of 25 million common shares of Indiva at a price of $0.44 per common share, for gross proceeds of $11 million, and a non-revolving secured term loan to Indiva in the principal amount of $11 million (the “Term Loan”). The Term Loan bore interest at a rate of 9% per annum and has a maturity date of February 23, 2024.

On October 4, 2021, the Company provided an additional $8.5 million principal loan to Indiva and has amended the Term Loan. The amended Term Loan has an interest rate of 15% per annum and the maturity date of February 23, 2024 has not changed. Accrued and unpaid interest of $0.3 million was added to the outstanding principal balance, bringing the total principal outstanding to $19.8 million.

The Term Loan has been designated as measured at amortized cost (note 32). The common shares are measured at Fair Value Through Profit or Loss (“FVTPL”) and are included in marketable securities (note 9).

On April 26, 2021, the Company closed a $3.0 million convertible debenture with a private company with a maturity date of October 26, 2021, and an interest rate of 9% per annum. The maturity date was extended to April 26, 2022, and the interest rate increased to 12% per annum. The Company has the right, but not the obligation, to convert all or any portion of the outstanding principal into common shares at a price equal to a conversion formula until the maturity date. The convertible debenture has been designated as measured at amortized cost (note 32).

The Company has entered into several promissory notes with Spiritleaf franchise partners, with interest rates ranging from prime plus a margin of 5.5% per annum to 8% per annum, with maturity dates of 5 years. The promissory notes have been designated as measured at amortized cost (note 32).

The following table summarizes the carrying amount of investments at amortized cost as at December 31, 2021:

As at	December 31, 2021
Secured term loan	19,417
Convertible debenture	3,065
Spiritleaf franchise partners	2,505
24,987
B)	Investment at fvtpl

The Company owns a special purpose vehicle (the “Zenabis Investment”) that owns $51.9 million of aggregate principal amount of senior secured debt of Zenabis Investments Ltd. (the “Zenabis Senior Loan”) of Zenabis Investments Ltd. (“Zenabis”). The Zenabis Senior Loan is secured by the assets of Zenabis and its subsidiaries and is guaranteed by Zenabis Global Inc. On June 1, 2021, Zenabis was acquired by HEXO Corp. The Zenabis Senior Loan

Sundial Growers Inc.

Notes to the Consolidated Financial Statements

For the year ended December 31, 2021

(Expressed in thousands of Canadian dollars, except where otherwise noted)

bears interest at a rate of 14% per annum and has a maturity date of March 31, 2025. Pursuant to the terms of the Zenabis Senior Loan, Zenabis will also pay the Company a royalty based on quarterly sales revenue from its medical, recreational and wholesale cannabis lines net of value added or sales taxes. The royalty is payable for 32 fiscal quarters and is payable for quarters in which Zenabis accomplishes certain sales revenue targets.

The Company is in negotiations with Zenabis for the repayment and termination of the Zenabis Senior Loan as Zenabis is in breach of certain covenants. Zenabis filed a petition with the Supreme Court of British Columbia to determine the value of the royalty. The court dismissed the petition and did not decide the merits of the case. Zenabis had 30 days from December 17, 2021 to file a notice of appeal in respect of the court’s findings, but they did not do so.

The Zenabis Investment has been designated as FVTPL (note 32). As of April 27, 2022, all required payments have been made in respect of the Zenabis Senior Loan, including $100,000 per month in monitoring fees payable to the Company.

Due to the credit risk associated with Zenabis and its parent, and uncertainty of the completion of their proposed restructuring, the Company has adjusted the fair value of the Zenabis Senior Loan downward by $3.3 million in accordance with the requirements of IFRS. In the event that facts and circumstances change the fair value will be adjusted accordingly. The fair value determination does not attribute value to the associated royalty due to its inherent uncertainty, or monitoring fee.
17.	Equity-accounted investees

As at	December 31, 2021	December 31, 2020
Interest in joint venture (A)	412,858	—
Interest in associate (B)	—	—
	412,858	—

A)	Interest in joint venture

On March 15, 2021, the Company and SAF Group announced they had entered into an agreement to form a 50/50 joint venture through a new corporation, SunStream Bancorp Inc. (“SunStream”). SunStream is a private company, incorporated under the Business Corporations Act (Alberta), which provides growth capital that pursues indirect investment and financial services opportunities in the global cannabis sector, as well as other investment opportunities.

SunStream is structured as a separate vehicle and the Company has a residual interest in the net assets of SunStream. Accordingly, the Company has classified its interest in SunStream as a joint venture, which is accounted for using the equity-method.

The current investment portfolio of SunStream is comprised of secured debt and hybrid debt and derivative instruments with United States based cannabis businesses. These investments are recorded at fair value each reporting period with any changes in fair value recorded through profit or loss. SunStream actively monitors these investments for changes in credit risk, market risks and other risks specific to each investment.

As at December 31, 2021, the Company had contributed $395.6 million out of the total $538.0 million that has been committed. Subsequent to December 31, 2021, the Company contributed $70.3 million to SunStream.

Sundial Growers Inc.

Notes to the Consolidated Financial Statements

For the year ended December 31, 2021

(Expressed in thousands of Canadian dollars, except where otherwise noted)

The following table summarizes the carrying amount of the Company’s interest in the joint venture:

Carrying amount
Balance at December 31, 2020	—
Capital contributions	395,569
Share of net earnings	32,913
Share of other comprehensive income	9,878
Distributions	(25,502)
Balance at December 31, 2021	412,858

SunStream is a related party due to it being classified as a joint venture of the Company. Capital contributions to the joint venture and distributions received from the joint venture are classified as related party transactions.

The following table summarizes the financial information of SunStream:

As at	December 31, 2021
Current assets (including cash and cash equivalents: $0.2 million)	789
Non-current assets	407,860
Current liabilities	(1,596)
Non-current liabilities	—
Net assets (liabilities) (100%)	407,053

Year ended December 31, 2021
Revenue	36,203
Profit from operations	32,841
Other comprehensive income	9,878
Total comprehensive income	42,747

B)	Interest in associate

On March 23, 2021, the Company’s equity interest in its subsidiary, Pathway, decreased from 50% to 25%, resulting in a loss of control. The Company decreased its equity interest in connection with amending the licence agreement that provides for use of Pathway’s intellectual property. Pathway is a private company focused on developing cannabis-based pharmaceutical drugs to treat symptoms associated with a wide range of medical conditions.

As a result of the loss of control, the Company has de-recognized the assets and liabilities of Pathway, and the non-controlling interest arising upon the acquisition of Pathway. A loss on loss of control of $1.9 million was recognized during the three months ended March 31, 2021. The fair value of the Company’s remaining investment in Pathway was determined to be nil as the Company had fully impaired the intangible asset, which consisted of intellectual property, during the year ended December 31, 2020 as described below, and there are no other assets that would give rise to a measured fair value amount attributable to the remaining 25% interest.

Adjustment to comparative information

During Q4 2020, and as disclosed in the annual consolidated financial statements of the Company as at and for the year ended December 31, 2020, the Company recognized an impairment of $12.9 million on the intangible assets held within Pathway. During the preparation of the Q1 2021 interim consolidated financial statements, the Company determined that the allocable amount of this impairment was not attributed to the non-controlling interest. The comparative December 31, 2020, consolidated statement of financial position has been recast to attribute 50% of the impairment of intangible assets recorded to the non-controlling interest as the related intangible assets related entirely to Pathway, the Company’s 50% owned subsidiary.

The recast of the consolidated statement of financial position as at December 2020 resulted in a reduction in non-controlling interest of $6.4 million from the previously reported amount of $4.4 million to the recast amount of negative $2.0 million, and a decrease in accumulated deficit of $6.4 million from the previously reported amount of

Sundial Growers Inc.

Notes to the Consolidated Financial Statements

For the year ended December 31, 2021

(Expressed in thousands of Canadian dollars, except where otherwise noted)

$564.5 million to the recast amount of $558.1 million and a decrease in loss per share attributable to the Company of $0.03 from the previously reported amount of $1.10 to the recast amount of $1.07.

This recast has no effect on the consolidated 2020 annual net loss or comprehensive loss or on any previously issued interim consolidated financial statements of the Company. The effect of this recast on the Company’s annual results for 2020 is a decrease to the presentation of the net loss attributable to the Company of $6.4 million from the previously reported amount of $206.0 million to the recast amount of $199.6 million, and an increase in the presentation of the net loss attributable to non-controlling interest of $6.4 million from the previously reported amount of $0.3 million to the recast amount of $6.7 million.

Contingent consideration

Contingent consideration was from the acquisition of Pathway in 2019. Contingent consideration valued at $2.3 million represents the granting of up to 280,000 warrants to purchase common shares of the Company at an exercise price of $1.81 per share, subject to the achievement of certain gross revenue milestones derived from Pathway royalty activities.
18.	Accounts payable and accrued liabilities
	December 31, 2021	December 31, 2020
Trade payables	4,172	4,849
Accrued and other liabilities	34,280	18,459
	38,452	23,308

19.	Derivative warrants
	December 31, 2021	December 31, 2020
Balance, beginning of year	428	—
2021 Series A and B Warrants - fair value on issuance (A)	62,680	—
2021 Additional Series A and B Warrants - fair value on issuance (B)	38,576	—
New Warrants - fair value on issuance recognized in profit or loss (C)	106,531	—
Agent Warrants - fair value on issuance (D)	—	504
Secured Convertible Note Warrants - fair value on issuance (E)	—	6,683
Unsecured Convertible Notes Warrants - fair value on issuance (F)	—	3,961
2020 Series A and B Warrants - fair value on issuance (G)	—	11,784
Change in fair value recognized in profit or loss	(28,697)	12,995
Converted to common shares	(157,818)	(35,521)
Unrealized foreign exchange loss	—	22
Balance, end of year	21,700	428

The carrying amount is an estimate of the fair value of the derivative warrants and is presented as a current liability. The derivative warrants are classified as a liability due to the Company’s share price being denominated in USD, which creates variability as to the value in CAD when they are exercised. The derivative warrants are recorded as a current liability, however, the Company has no cash obligation nor is there any cash loss with respect to the derivative warrants, rather it will deliver common shares if and when warrants are exercised.

(a)	2021 Series A and B Warrants

On February 2, 2021, the Company issued 100.0 million series A units (the “Series A Units”), each consisting of one common share and one-half series A warrant (collectively, the “2021 Series A Warrants”) to purchase one common share and 33.3 million series B units (the “Series B Units”), each consisting of one pre-funded series B warrant (the “2021 Series B Warrants”) to purchase one common share and one-half 2021 Series A Warrant to purchase one common share (collectively, the “January 2021 Units Offering”). Each Series A Unit was sold at a price of US$0.75 per unit and each Series B Unit was sold at a price of US$0.75 per unit, less US$0.0001 per unit. Gross proceeds from this offering were US$100.0 million. The 2021 Series A Warrants and 2021 Series B Warrants were exercisable immediately and had a term of five years commencing on the date of issuance. The exercise price of the 2021 Series A Warrants was US$0.80 per common share and the exercise price of the 2021 Series B Warrants was US$0.0001 per common share.

Sundial Growers Inc.

Notes to the Consolidated Financial Statements

For the year ended December 31, 2021

(Expressed in thousands of Canadian dollars, except where otherwise noted)

On February 2, 2021, the entire 33.3 million 2021 Series B Warrants were exercised resulting in the issuance of 33.3 million common shares.

On February 10, 2021, 3.3 million 2021 Series A Warrants were exercised at a weighted average exercise price of US$0.80 per warrant resulting in the issuance of 3.3 million common shares and gross proceeds to the Company of US$2.7 million.

On February 22, 2021, the remaining 63.3 million 2021 Series A Warrants were exercised at a weighted average exercise price of US$0.80 per warrant resulting in the issuance of 63.3 million common shares and gross proceeds to the Company of US$50.7 million. In connection with this exercise, the New Warrants were granted (refer to C below).

(b)	2021 Additional series A and B warrants

On February 4, 2021, the Company issued 60.5 million additional series A units (the “Additional Series A Units”), each consisting of one common share and one-half additional series A warrant (collectively, the “2021 Additional Series A Warrants”) to purchase one common share and 14.0 million additional series B units (the “Additional Series B Units”), each consisting of one pre-funded additional series B warrant (the “2021 Additional Series B Warrants”) to purchase one common share and one-half 2021 Additional Series A Warrant to purchase one common share, (collectively, the “February 2021 Units Offering”). Each Additional Series A Unit was sold at a price of US$1.00 per unit and each Additional Series B Unit was sold at a price of US$1.00 per unit, less US$0.0001 per unit. Gross proceeds from this offering were US$74.5 million. The 2021 Additional Series A Warrants and 2021 Additional Series B Warrants were exercisable immediately and had a term of five years commencing on the date of issuance. The exercise price of the 2021 Additional Series A Warrants was US$1.10 per common share and the exercise price of the 2021 Additional Series B Warrants was US$0.0001 per common share.

On February 4, 2021, the entire 14.0 million 2021 Additional Series B Warrants were exercised resulting in the issuance of 14.0 million common shares.

On February 10, 2021, 2.3 million 2021 Additional Series A Warrants were exercised at a weighted average exercise price of US$1.10 per warrant resulting in the issuance of 2.3 million common shares and gross proceeds to the Company of US$2.5 million.

On February 22, 2021, the remaining 35.0 million 2021 Additional Series A Warrants were exercised at a weighted average exercise price of US$1.10 per warrant resulting in the issuance of 35.0 million common shares and gross proceeds to the Company of US$38.5 million. In connection with this exercise, the New Warrants were granted (refer to C below).

(c)	new warrants

On February 22, 2021, (i) the remaining 63.3 million 2021 Series A Warrants were exercised at a weighted average exercise price of US$0.80 per warrant resulting in the issuance of 63.3 million common shares and gross proceeds to the Company of US$50.7 million and (ii) the remaining 35.0 million 2021 Additional Series A Warrants were exercised at a weighted average exercise price of US$1.10 per warrant resulting in the issuance of 35.0 million common shares and gross proceeds to the Company of US$38.5 million. In connection with this exercise, the Company issued 98.3 million new warrants to the holders of the 2021 Series A Warrants and 2021 Additional Series A Warrants (the “New Warrants”), each entitling the holder to purchase one common share at an exercise price of US$1.50, subject to customary anti-dilution adjustments. The Company has granted the holders the right to have the common shares issuable upon exercise of the New Warrants registered pursuant to a registration statement filed with the SEC. Such

Sundial Growers Inc.

Notes to the Consolidated Financial Statements

For the year ended December 31, 2021

(Expressed in thousands of Canadian dollars, except where otherwise noted)

registration statement was filed with the SEC on March 3, 2021. The New Warrants are immediately exercisable and have a term of 42 months from March 18, 2021, which is the effective date of the registration statement. As at December 31, 2021, 98.3 million New Warrants remained outstanding.

(d)	Agent warrants

In connection with the debt restructuring transactions during the prior year, the Company issued common share purchase warrants to the placement agents to acquire up to 1.08 million common shares at an initial exercise price of US$1.00 per common share (the “Agent Warrants”).

During the year ended December 31, 2021, the entire 1.08 million Agent Warrants were exercised. 540,000 Agent Warrants were exercised at a weighted average exercise price of US$1.00 per warrant resulting in the issuance of 356,949 common shares. There were no gross proceeds to the Company as the exercise was conducted on a cashless basis. The other 540,000 Agent Warrants were exercised at a weighted average exercise price of US$1.00 per warrant resulting in the issuance of 540,000 common shares and gross proceeds to the Company of US$0.5 million.

(e)	Secured convertible note warrants

In connection with the debt restructuring transactions during the prior year, the Company issued common share purchase warrants to acquire up to 17.5 million common shares at an initial exercise price of US$1.00 per warrant and common share purchase warrants to acquire up to 17.5 million common shares at an initial exercise price of US$1.20 per warrant (the “Secured Convertible Note Warrants”). The Secured Convertible Note Warrants were issued on June 5, 2020 and expired 36 months from the date of issuance.

During the period October 22, 2020, to December 31, 2020, the entire 35.0 million Secured Convertible Note Warrants were exercised at a weighted average exercise price of US$0.1766 per warrant resulting in the issuance of 35.0 million common shares and gross proceeds to the Company of $8.0 million.

(f)	Unsecured convertible notes warrants

In connection with the debt restructuring transactions during the prior year, the Company issued common share purchase warrants to acquire up to 14.5 million common shares at an initial exercise price of US$0.9338 per common share (the “Unsecured Convertible Notes Warrants”). The Unsecured Convertible Notes Warrants were issued on June 5, 2020, were immediately exercisable, and expire 42 months from the date that the underlying common shares become freely tradeable, which was July 16, 2020. In certain circumstances, the Unsecured Convertible Notes Warrants are subject to forced exercise provisions whereby the Company can force exercise should the volume weighted average price of the Company’s common shares exceed US$2.8014.

As a result of sales under the ATM Program, the exercise price of the Unsecured Convertible Notes Warrants was adjusted to US$0.1766 per common share. The foregoing exercise price may be further adjusted as the result of future sales under the ATM Program or other offerings, if any.

During the period July 16, 2020, to December 31, 2020, 14.0 million Unsecured Convertible Notes Warrants were exercised at a weighted average exercise price of US$0.1766 per warrant resulting in the issuance of 14.0 million common shares and gross proceeds to the Company of $3.2 million. As at December 31, 2021, 0.5 million Unsecured Convertible Notes Warrants remained outstanding.

(g)	2020 Series A and B warrants

On August 18, 2020, in connection with the August 2020 registered offering, the Company issued 40.1 million series A warrants (“2020 Series A Warrants”) and 14.3 million series B warrants (“2020 Series B Warrants”). The 2020 Series A Warrants and 2020 Series B Warrants are exercisable immediately and have a term of five years commencing on the date of issuance. The exercise price of the 2020 Series A Warrants are US$0.75 per common share and the exercise price of the 2020 Series B Warrants are US$0.0001 per common share.

On August 19, 2020, 9.2 million 2020 Series B Warrants were converted into common shares and on August 20, 2020, the remaining 5.1 million 2020 Series B Warrants were converted into common shares.

Sundial Growers Inc.

Notes to the Consolidated Financial Statements

For the year ended December 31, 2021

(Expressed in thousands of Canadian dollars, except where otherwise noted)

As a result of sales under the At-the-Market (“ATM”) Program, the exercise price of the 2020 Series A Warrants was adjusted to US$0.1766 per common share. The exercise price of the 2020 Series A Warrants may be further adjusted as the result of future sales under the ATM Program or other offerings, if any.

During the period August 18, 2020, to December 31, 2020, 39.6 million 2020 Series A Warrants were exercised at a weighted average exercise price of US$0.1766 per warrant resulting in the issuance of 39.6 million common shares and gross proceeds to the Company of $9.1 million. As at December 31, 2021, 0.5 million 2020 Series A Warrants remained outstanding.

The following table summarizes outstanding derivative warrants as at December 31, 2021:

	Exercise price (USD)	Number of warrants	Weighted average contractual life
2020 Series A Warrants (1)	0.1766	500,000	3.6
Unsecured Convertible Notes Warrants (1)	0.1766	500,000	2.0
New Warrants	1.50	98,333,334	2.6
		99,333,334	2.6
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

20.	Lease obligations
	December 31, 2021	December 31, 2020
Balance, beginning of year	1,440	16,949
Acquisition (note 5)	29,481	—
Liabilities incurred	4,514	763
Lease payments	(2,721)	(937)
Dispositions	(20)	(735)
Interest expense	776	416
Disposition of Bridge Farm (note 6)	—	(14,894)
Foreign currency translation	—	(122)
Balance, end of year	33,470	1,440

Current portion	5,701	409
Long-term	27,769	1,031

The Company’s minimum lease payments are as follows:

December 31, 2021
Less than one year	5,938
One to three years	10,514
Three to five years	8,424
Thereafter	13,629
Minimum lease payments	38,505
Amounts representing finance charges	(5,035)
Net minimum lease payments	33,470

The Company has short-term leases with lease terms of 12 months or less as well as low-value leases. As these costs are incurred, they are recognized as general and administrative expense. These costs were immaterial in 2021.

Sundial Growers Inc.

Notes to the Consolidated Financial Statements

For the year ended December 31, 2021

(Expressed in thousands of Canadian dollars, except where otherwise noted)

21.	Other liabilities
	December 31, 2021	December 31, 2020
Financial guarantee liability (A)	466	—
DSU liability (B)	4,039	—
	4,505	—
(A)	Financial guarantee liability

For franchise operated locations where the Company provided an indemnity for its franchisees, lease payments are made directly to the landlord by the franchisee, and the obligation to make lease payments would only revert to the Company if a franchisee defaulted on their obligations under the terms of the sub-lease or lease. The Company has made an estimate of expected credit losses in the event of default by the franchisees in making lease payments. This amount is recognized as a financial guarantee liability in the consolidated statement of financial position, and changes in the estimated liability are recognized as a financial guarantee liability expense within finance costs in the consolidated statement of loss and comprehensive loss.

(B)	DSU liability

DSUs are granted to directors and generally vest in equal instalments over one year. The Company intended to settle the DSUs by issuing common shares, however, during the year ended December 31, 2021, the Company changed its intention to settle the DSUs to making a cash payment to the holder equal to the fair value of the Company’s common shares calculated at the date of such payment. Accordingly, $5.1 million representing the previously recognized fair value of the DSUs, was reclassified from contributed surplus to other liabilities.

DSUs are accounted for as a liability instrument and measured at fair value based on the market value of the Company’s common shares at each period end.
22.	Income taxes

The following table reconciles the expected income tax expense (recovery) at the Canadian federal and provincial statutory income tax rates to the amounts recognized in the consolidated statement of loss and comprehensive loss for the years ended December 31, 2021, December 31, 2020 and December 31, 2019:

	December 31, 2021	December 31, 2020	December 31, 2019
Loss before taxes	(232,453)	(206,317)	(146,307)
Statutory income tax rates	23.0%	24.0%	26.5%
Expected income tax recovery	(53,464)	(49,516)	(38,771)
Non-deductible share-based compensation	2,308	1,970	10,474
Non-deductible finance expense	2	2,130	15,981
Revaluation of the fair value of warrant liabilities	17,902	—	—
Non-deductible portion of capital losses	5,118	—	—
Other non-deductible expenses	610	348	2,621
Change in tax rates	—	1,528	3,305
Deferred tax benefits not recognized	25,253	43,540	2,781
Income tax (recovery) expense	(2,271)	—	(3,609)

Sundial Growers Inc.

Notes to the Consolidated Financial Statements

For the year ended December 31, 2021

(Expressed in thousands of Canadian dollars, except where otherwise noted)

Details of the deferred tax assets (liabilities) are as follows:

	December 31, 2021	December 31, 2020
Deferred tax assets (liabilities):
Inventory	20,472	8,388
Biological assets	(9,509)	(8,388)
Net investment in subleases	(6,109)	—
Lease obligations	(8,371)	—
Marketable securities	7,442	—
Equity-accounted investee	(3,925)	—
Net deferred tax asset (liability)	—	—

Deferred tax assets have not been recognized for the following deductible temporary differences:

	December 31, 2021	December 31, 2020
Unrecognized deductible temporary differences:
Property, plant and equipment	84,322	36,782
Intangible assets	183	536
Share issue costs	23,835	11,112
Investments	3,300	—
Lease obligations	69,865	—
Financial obligations and other	4,100	1,054
Inventory and biological assets	—	34,781
Non-capital losses & SR&ED	219,165	171,205
Unrecognized deductible temporary differences	404,770	255,470

The movement in deferred income tax liability is as follows:

	December 31, 2021	December 31, 2020
Balance, beginning of year	—	3,365
Acquisition of Inner Spirit	—	—
Recognized in profit and loss	(2,271)	—
Recognized in other comprehensive income	2,271	(25)
Recognized in discontinued operations (note 6)	—	(225)
Disposition of Bridge Farm (note 6)	—	(3,115)
Balance, end of year	—	—

The Company has $218.5 million (December 31, 2020 - $171.2 million) of non-capital losses available for future periods that will expire prior to 2037-2041. There are $60.0 million of uncertain losses that have not been recognized.
23.	Share capital and warrants
(a)	Authorized

The authorized capital of the Company consists of an unlimited number of voting common shares and preferred shares with no par value.

Sundial Growers Inc.

Notes to the Consolidated Financial Statements

For the year ended December 31, 2021

(Expressed in thousands of Canadian dollars, except where otherwise noted)

(b)	Issued and outstanding
		December 31, 2021		December 31, 2020
	Note	Number of Shares	Carrying Amount	Number of Shares	Carrying Amount
Balance, beginning of year		918,844,133	762,046	107,180,423	509,654
Share issuances		956,806,648	977,425	337,696,867	176,931
Share issuance costs		—	(16,371)	—	(5,593)
Acquisition	5	24,431,278	26,216	—	—
Convertible debenture settlement	5	2,488,754	2,671	373,371,318	63,002
Disposition of Bridge Farm	6	—	—	(2,716,271)	(38,447)
Derivative warrants exercised	19	152,146,950	277,136	102,836,429	55,912
Warrants exercised	23(c)	195,711	178	—	—
Employee awards exercised (1)	24(c)	5,494,883	6,403	475,367	587
Balance, end of year		2,060,408,357	2,035,704	918,844,133	762,046
(1)

Included in employee awards exercised are 875,000 RSUs that vested and were exercised in December 2020; however, the common shares were not issued until January 2021. Excluded from employee awards exercised are 500,000 RSUs that vested and were exercised in December 2021; however, the common shares were not issued until January 2022.

ATM Offering Program

During the year ended December 31, 2021, the Company issued 796.3 million common shares at a weighted average exercise price of US$0.8597 for gross proceeds of $855.2 million (US$684.6 million) through its ATM programs.

2021 Registered Offerings

In connection with the January 2021 Units Offering, the Company issued 100.0 million common shares (note 19a) and in connection with the February 2021 Units Offering, the Company issued 60.5 million common shares (note 19b). Total proceeds from the two offerings allocated to share capital were $122.2 million.

(c)	Common share purchase warrants
	Number of Warrants	Carrying Amount
Balance at December 31, 2019	6,165,324	27,831
Warrants issued	544,000	306
Warrants expired	(3,232,434)	(5,908)
Warrants cancelled	(2,452,890)	(16,091)
Balance at December 31, 2020	1,024,000	6,138
Acquisition (note 5)	2,097,828	1,771
Warrants issued	640,000	361
Warrants exercised	(195,711)	(178)
Balance at December 31, 2021	3,566,117	8,092

During the year ended December 31, 2021, the Company issued 640,000 warrants to Sun 8 Holdings Inc. (“Sun 8”) with an exercise price of $0.94 per unit, in conjunction with achieving minimum thresholds of revenue derived from the brands or cultivars that the Company acquired from Sun 8 during the year ended December 31, 2019.

During the year ended December 31, 2021, 195,711 warrants that formed part of the contingent consideration from the Inner Spirit Transaction, were exercised resulting in a net payment of $0.2 million representing the difference between the exercise prices and the cash consideration (note 5). The carrying value of the exercised warrants was adjusted from warrants to share capital.

Sundial Growers Inc.

Notes to the Consolidated Financial Statements

For the year ended December 31, 2021

(Expressed in thousands of Canadian dollars, except where otherwise noted)

The following table summarizes outstanding warrants as at December 31, 2021:

	Warrants outstanding and exercisable
Issued in relation to	Weighted average exercise price	Number of warrants	Weighted average contractual remaining life (years)
Acquisition of financial obligation	15.94	480,000	0.5
Financial services	4.60	544,000	7.6
Acquired from Inner Spirit (1)	0.34	1,902,117	2.2
Sun 8	0.94	640,000	4.0
	3.20	3,566,117	3.1
(1)

Inner Spirit warrants are exchangeable for 0.0835 Sundial common shares in accordance with the Inner Spirit Transaction consideration (note 5) and have been presented based on the number of Sundial common shares that are issuable.

24.	Share-based compensation

The Company has a number of share-based compensation plans which include simple and performance warrants, stock options, RSUs and DSUs. Further detail on each of these plans is outlined below. Subsequent to the Company’s initial public offering, the Company established the stock option, RSU and DSU plans to replace the granting of simple warrants and performance warrants.

The components of share-based compensation expense are as follows:

	Year ended December 31
	2021	2020	2019
Equity-settled expense
Simple warrants (A)	2,899	1,539	23,918
Performance warrants (A)	361	(42)	11,023
Stock options (B)	(14)	651	98
Restricted share units (C)	6,789	4,069	220
Shares issued for services	—	—	2,320
Cash-settled expense
Deferred share units (i) (D)	2,272	2,349	1,119
	12,307	8,566	38,698
(i)

Cash-settled DSUs are accounted for as a liability and are measured at fair value based on the market value of the Company’s common shares at each period end. Fluctuations in the fair value are recognized during the period in which they occur.

In determining the amount of share-based compensation, the Company used the Black-Scholes option pricing model to estimate the fair value of units granted during the years ended December 31, 2021, December 31, 2020 and December 31, 2019 through the application of the following assumptions:

	December 31, 2021	December 31, 2020	December 31, 2019
Risk-free interest rate	0.45%	0.28% - 0.29%	1.41% - 1.88%
Expected life of units (years)	5	10	2 - 10
Expected annualized volatility	168%	143%	97% - 116%
Expected dividend yield	Nil	Nil	Nil
Weighted average Black-Scholes value of each unit	$0.56	$1.13 - $1.17	$0.67 - $23.55

Volatility was estimated by using the historical volatility of the Company. The expected life in years represents the period of time that the units granted are expected to be outstanding. The risk-free rate was based on Government of Canada bond rates of comparable duration.

Sundial Growers Inc.

Notes to the Consolidated Financial Statements

For the year ended December 31, 2021

(Expressed in thousands of Canadian dollars, except where otherwise noted)

Equity-settled plans

a)	Simple and performance warrants

The Company issued simple warrants and performance warrants to employees, directors and others at the discretion of the Board. Simple and performance warrants granted generally vest annually over a three-year period, simple warrants expire five years after the grant date and performance warrants do not expire.

The following table summarizes changes in the simple and performance warrants during the year ended December 31, 2021:

	Simple warrants outstanding	Weighted average exercise price	Performance warrants outstanding	Weighted average exercise price
Balance at December 31, 2020	3,424,600	$4.41	1,672,000	$4.19
Forfeited	(668,800)	3.36	(204,800)	5.48
Exercised	(120,000)	0.94	(80,000)	1.09
Expired	(41,600)	3.45	—	0.00
Balance at December 31, 2021	2,594,200	$4.86	1,387,200	$4.18

The following table summarizes changes in the simple and performance warrants during the year ended December 31, 2020:

	Simple warrants outstanding	Weighted average exercise price	Performance warrants outstanding	Weighted average exercise price
Balance at December 31, 2019	9,815,000	$4.01	5,798,822	$2.66
Forfeited	(6,390,400)	3.79	(4,126,822)	2.04
Balance at December 31, 2020	3,424,600	$4.41	1,672,000	$4.19

The following table summarizes outstanding simple and performance warrants as at December 31, 2021:

	Warrants outstanding			Warrants exercisable
Range of exercise prices	Number of warrants	Weighted average exercise price	Weighted average contractual life (years)	Number of warrants	Weighted average exercise price	Weighted average contractual life (years)
Simple warrants
$0.63 - $0.94	889,400	0.72	2.21	889,400	0.72	2.21
$1.25 - $1.88	—	—	—	—	—	—
$2.97 - $4.53	351,200	3.09	3.09	303,200	3.06	3.02
$6.25 - $9.38	1,219,200	6.29	4.72	499,200	6.35	4.70
$12.50 - $37.50	134,400	23.91	5.52	40,000	19.61	4.05
	2,594,200	$4.86	3.68	1,731,800	$3.19	3.11
Performance warrants
$0.63 - $0.94	458,667	0.68	n/a	458,667	0.68	n/a
$1.25 - $1.88	189,333	1.51	n/a	181,333	1.50	n/a
$2.97 - $4.53	504,000	3.16	n/a	504,000	3.16	n/a
$6.25 - $9.38	144,533	7.23	n/a	38,400	6.25	n/a
$12.50 - $37.50	90,667	28.24	n/a	—	—	n/a
	1,387,200	$4.18	n/a	1,182,400	$2.04	n/a

Sundial Growers Inc.

Notes to the Consolidated Financial Statements

For the year ended December 31, 2021

(Expressed in thousands of Canadian dollars, except where otherwise noted)

b)	Stock options

The Company issues stock options to employees and others at the discretion of the Board. Stock options granted generally vest annually in thirds over a three-year period and expire ten years after the grant date.

The following table summarizes changes in stock options during the year ended December 31, 2021:

	Stock options outstanding	Weighted average exercise price
Balance at December 31, 2020	720,600	$1.82
Forfeited	(275,000)	2.60
Expired	(1,000)	3.15
Balance at December 31, 2021	444,600	$1.33

No stock options were granted in 2021. The following table summarizes changes in stock options during the year ended December 31, 2020:

	Stock options outstanding	Weighted average exercise price
Balance at December 31, 2019	623,850	$4.33
Granted	481,600	1.16
Forfeited	(384,850)	4.96
Balance at December 31, 2020	720,600	$1.82

The following table summarizes outstanding stock options as at December 31, 2021:

	Stock options outstanding		Stock options exercisable
Exercise prices	Number of options	Weighted average contractual life (years)	Number of options	Weighted average contractual life (years)
$1.15	325,000	8.41	108,332	8.41
$1.19	81,600	8.49	81,600	8.49
$3.15	38,000	6.35	20,500	6.06
	444,600	8.25	210,432	8.21
c)	Restricted share units

RSUs are granted to employees and the vesting requirements and maximum term are at the discretion of the Board. RSUs are exchangeable for an equal number of common shares.

The following table summarizes changes in RSUs during the year ended December 31, 2021:

RSUs outstanding
Balance at December 31, 2020	1,656,916
Granted	12,381,525
Forfeited	(1,582,628)
Exercised	(4,919,883)
Balance at December 31, 2021	7,535,930

Sundial Growers Inc.

Notes to the Consolidated Financial Statements

For the year ended December 31, 2021

(Expressed in thousands of Canadian dollars, except where otherwise noted)

The following table summarizes changes in RSUs during the year ended December 31, 2020:

RSUs outstanding
Balance at December 31, 2019	48,883
Granted	3,002,213
Forfeited	(43,813)
Exercised	(1,350,367)
Balance at December 31, 2020	1,656,916

Subsequent to December 31, 2021, the Company granted 15.6 million RSUs to employees as part of its long-term incentive program.

Cash-settled plans

d)	Deferred share units

DSUs are granted to directors and generally vest in equal instalments over one year. The Company intended to settle the DSUs by issuing common shares, however, during the year ended December 31, 2021, the Company changed its intention to settle the DSUs to making a cash payment to the holder equal to the fair value of the Company’s common shares calculated at the date of such payment. Accordingly, $5.1 million representing the previously recognized fair value of the DSUs, was reclassified from contributed surplus to other liabilities.

As at December 31, 2021, included in other liabilities is $4.0 million relating to the fair value of cash-settled DSUs (note 21).

The following table summarizes changes in DSUs during the year ended December 31, 2021:

DSUs outstanding
Balance at December 31, 2020	3,323,263
Granted	2,489,173
Exercised	(300,000)
Balance at December 31, 2021	5,512,436

As at December 31, 2021, 0.6 million DSUs were exercisable.

The following table summarizes changes in DSUs during the year ended December 31, 2020:

DSUs outstanding
Balance at December 31, 2019	367,924
Granted	3,265,503
Forfeited	(310,164)
Balance at December 31, 2020	3,323,263

25.	Gross revenue

Cannabis revenue is derived from contracts with customers and is comprised of sales to Provincial boards that sell cannabis through their respective distribution models, sales to licensed producers for further processing, and sales to medical customers. Retail revenue is derived from retail cannabis sales to customers, franchise revenue consisting of royalty, advertising and franchise fee revenue, and other revenue consisting of millwork, supply and accessories revenue.

Sundial Growers Inc.

Notes to the Consolidated Financial Statements

For the year ended December 31, 2021

(Expressed in thousands of Canadian dollars, except where otherwise noted)

	Year ended December 31
	2021	2020	2019
Cannabis revenue
Provincial boards	41,338	55,315	13,386
Medical	8	32	24
Licensed producers	9,842	17,974	53,517
Cannabis revenue (1)	51,188	73,321	66,927
Retail revenue (2)
Retail	10,207	—	—
Franchise	4,251	—	—
Other (millwork, supply, accessories)	1,633	—	—
Retail revenue	16,091	—	—
Gross revenue	67,279	73,321	66,927
(1)

The Company had three major customers (which are provincial boards) each with revenue in excess of 10% of total cannabis revenue. Sales to these major customers totaled $28.2 million for the year ended December 31, 2021 (year ended December 31, 2020 – four major customers with total sales of $43.9 million, year ended December 31, 2019 – four major customers with total sales of $40.7 million).

(2)	For the period July 20, 2021 to December 31, 2021.

The following table disaggregates cannabis revenue by form for the periods noted:

	Year ended December 31
	2021	2020	2019
Revenue from dried flower	39,572	51,424	58,246
Revenue from vapes	4,743	18,447	504
Revenue from oil	1,665	3,145	8,177
Revenue from edibles and concentrates	2,555	305	—
Revenue from services	2,653	—	—
Gross revenue	51,188	73,321	66,927

The Company has recognized the following receivables from contracts with customers:

	December 31, 2021	December 31, 2020	December 31, 2019
Receivables, included in 'trade receivables' (note 10)	10,865	15,786	20,281

Receivables from contracts with customers are typically settled within 30 days. As at December 31, 2021, an impairment of $0.2 million (December 31, 2020 - $0.5 million reversal) has been recognized on receivables from contracts with customers (note 32).
26.	Investment revenue
	Year ended December 31
	2021	2020	2019
Interest and fee revenue
Interest revenue from investments at amortized cost	1,654	—	—
Interest and fee revenue from investments at FVTPL	8,514	—	—
Interest revenue from cash	2,981	—	—
	13,149	—	—

Sundial Growers Inc.

Notes to the Consolidated Financial Statements

For the year ended December 31, 2021

(Expressed in thousands of Canadian dollars, except where otherwise noted)

	Year ended December 31
	2021	2020	2019
Investment revenue
Realized gains	20,213	—	—
Unrealized losses (note 9)	(64,714)	—	—
	(44,501)	—	—

27.	Other operating expenses
A)	General and administrative
	Year ended December 31
	2021	2020	2019
Salaries and wages	18,675	11,634	15,262
Consulting fees	1,112	2,193	6,896
Office and general	7,560	9,843	9,533
Professional fees	6,530	4,658	3,559
Director fees	351	365	188
Other	4,142	3,336	3,496
	38,370	32,029	38,934
B)	Sales and marketing
	Year ended December 31
	2021	2020	2019
Marketing	3,671	4,839	3,093
Events	191	393	2,961
Research	43	57	199
Media	1,138	448	1,815
	5,043	5,737	8,068

28.	Government subsidies

In March 2020, the federal government launched the Canadian Emergency Wage Subsidy (“CEWS”) to help businesses impacted by the COVID-19 pandemic keep and rehire employees.

The Company became eligible for the CEWS based on decreases in revenue and for the year ended December 31, 2021, the subsidy of $2.1 million (2020 - $4.0 million) was recognized in the consolidated statement of loss and comprehensive loss. There are no unfulfilled conditions or contingencies attached to the CEWS.

In October 2020, the federal government launched the Canadian Emergency Rent Subsidy (“CERS”) to help businesses impacted by the COVID-19 pandemic cover part of their commercial rent or property taxes. The CERS program provides a base rent subsidy that is available to organizations that continue to see decreasing revenues and an additional top up for organizations that must either close or significantly restrict their activities due to a public health order. CERS was available from September 27, 2020, until June 2021.

Sundial Growers Inc.

Notes to the Consolidated Financial Statements

For the year ended December 31, 2021

(Expressed in thousands of Canadian dollars, except where otherwise noted)

The Company became eligible for CERS based on decreases in revenue and for the year ended December 31, 2020, the subsidy of $0.1 million was recognized in the consolidated statement of loss and comprehensive loss. There are no unfulfilled conditions or contingencies attached to the CERS.
29.	Finance costs
	Year ended December 31
	2021	2020	2019
Cash finance expense
Interest on Syndicated Credit Agreement	—	4,546	1,746
Interest on Term Debt Facility	—	2,936	3,478
Other finance costs	40	286	9,202
	40	7,768	14,426
Non-cash finance expense (income)
Change in fair value of investment at FVTPL	3,300	—	—
Interest on lease liabilities	776	—	—
Financial guarantee liability recovery	59	—	—
Accretion	—	1,622	5,511
Amortization of debt issue costs	—	1,782	1,586
Change in fair value of convertible notes	—	(7,141)	—
Other	154	3	3,973
	4,289	(3,734)	11,070
Interest income	(573)	(215)	—
Interest capitalized relating to CIP	—	—	(1,280)
	3,756	3,819	24,216

Sundial Growers Inc.

Notes to the Consolidated Financial Statements

For the year ended December 31, 2021

(Expressed in thousands of Canadian dollars, except where otherwise noted)

30.	Supplemental cash flow disclosures
	Year ended December 31
	2021	2020	2019
Cash provided by (used in):
Accounts receivable	7,328	(2,037)	(19,625)
Biological assets	3,829	13,789	19,328
Inventory	(18,318)	(12,315)	(57,977)
Prepaid expenses and deposits	(3,922)	2,280	(7,213)
Investments	(402)	—	—
Property, plant and equipment	22	—	—
Accounts payable and accrued liabilities	9,665	(20,793)	27,819
Convertible notes	—	—	(152)
	(1,798)	(19,076)	(37,820)

Changes in non-cash working capital relating to:
Operating	(1,534)	(5,259)	(41,626)
Investing	(612)	(11,319)	1,659
Financing	348	(2,498)	2,147
	(1,798)	(19,076)	(37,820)

Cash interest paid	—	6,094	13,753

31.	Loss per share
	Year ended December 31
	2021	2020	2019
Weighted average shares outstanding (000s)
Basic and diluted (1)	1,860,380	218,645	85,750
Continuing operations
Net loss attributable to Sundial Growers Inc.	(230,382)	(199,619)	(142,533)
Per share - basic and diluted	$(0.12)	$(0.92)	$(1.67)
Discontinued operations
Net loss attributable to Sundial Growers Inc.	—	(33,627)	(128,931)
Per share - basic and diluted	$—	$(0.15)	$(1.50)
Net loss attributable to Sundial Growers Inc.	(230,382)	(233,246)	(271,464)
Per share - basic and diluted	$(0.12)	$(1.07)	$(3.17)
(1)

For the year ended December 31, 2021, there were 3.6 million equity classified warrants, 99.3 million derivative warrants, 2.6 million simple warrants, 1.4 million performance warrants, 0.4 million stock options and 7.5 million RSUs that were excluded from the calculation as the impact was anti-dilutive (year ended December 31, 2020 – 1.0 million equity classified warrants, 1.0 million derivative warrants, 3.4 million simple warrants, 1.7 million performance warrants, 0.7 million stock options and 1.7 million RSUs, year ended December 31, 2019 – 6.2 million equity classified warrants, 9.8 million simple warrants, 5.8 million performance warrants, 0.6 million stock options and 0.1 million RSUs).

Sundial Growers Inc.

Notes to the Consolidated Financial Statements

For the year ended December 31, 2021

(Expressed in thousands of Canadian dollars, except where otherwise noted)

32.	Financial instruments

The financial instruments recognized on the consolidated statement of financial position are comprised of cash and cash equivalents, restricted cash, marketable securities, accounts receivable, investments at amortized cost, investments at FVTPL, accounts payable and accrued liabilities and derivative warrants.

a)	Fair value

The carrying value of cash and cash equivalents, restricted cash, accounts receivable and accounts payable and accrued liabilities approximate their fair value due to the short-term nature of the instruments. The carrying value of investments at amortized cost approximate their fair value as the fixed interest rates approximate market rates for comparable transactions.

Fair value measurements of marketable securities, investments at FVTPL and derivative warrants are as follows:

		Fair value measurements using
December 31, 2021	Carrying amount	Level 1	Level 2	Level 3
Recurring measurements:
Financial assets
Marketable securities	83,724	83,724	—	—
Investments at FVTPL	48,576	—	—	48,576
Financial liabilities
Derivative warrants (1)	21,700	—	—	21,700

		Fair value measurements using
December 31, 2020	Carrying amount	Level 1	Level 2	Level 3
Recurring measurements:
Financial assets
Investments at FVTPL	51,876	—	—	51,876
Financial liabilities
Derivative warrants (1)	428	—	—	428
(1)

The carrying amount is an estimate of the fair value of the derivative warrants and is presented as a current liability. The Company has no cash obligation with respect to the derivative warrants, rather it will deliver common shares if and when warrants are exercised.

Level 1 – unadjusted quoted prices in active markets for identical assets or liabilities. An active market for an asset or liability is a market in which transactions for the asset or liability occur with sufficient frequency and volume to provide pricing information on an ongoing basis.

Marketable securities are designated as FVTPL. The fair value of marketable securities is re-measured each reporting period with changes in fair value recognized in the consolidated statement of loss and comprehensive loss. The fair value of marketable securities is estimated by using current quoted prices in active markets for identical assets.

Level 2 – quoted prices for similar assets or liabilities; quoted prices in markets that are not active; or other inputs that are observable or can be corroborated by observable market data for substantially the full term of the assets or liabilities.

As at December 31, 2021, the Company did not have any financial instruments measured at Level 2 fair value.

Level 3 – unobservable inputs that are supported by little or no market activity and that are significant to the fair value of the assets or liabilities.

The investment designated as FVTPL is re-measured each reporting period with changes in the fair value recognized in the consolidated statement of loss and comprehensive loss within finance costs. The fair value of

Sundial Growers Inc.

Notes to the Consolidated Financial Statements

For the year ended December 31, 2021

(Expressed in thousands of Canadian dollars, except where otherwise noted)

the investment was estimated by using a discounted cash flow analysis. The main assumption used in the calculation was the determination of a credit-adjusted discount rate.

Derivative warrants are designated as FVTPL. The fair value of derivative warrants is re-measured each reporting period with changes in fair value recognized in the consolidated statement of loss and comprehensive loss within finance costs. The fair value of derivative warrants is estimated by using a valuation model. Assumptions used in these calculations include volatility, discount rate and various probability factors.

At December 31, 2021, a 10% change in the material assumptions would change the estimated fair value of derivative warrant liabilities by approximately $4.0 million.

There were no transfers between Levels 1, 2 and 3 inputs during the period.

b)	Credit risk management

Credit risk is the risk of financial loss if the counterparty to a financial transaction fails to meet its obligations. The Company manages risk over its accounts receivable by issuing credit only to credit worthy counterparties. The Company limits its exposure to credit risk over its investments by ensuring the agreements governing the investments are secured in the event of counterparty default. The Company considers financial instruments to have low credit risk when its credit risk rating is equivalent to investment grade. The Company assumes that the credit risk on a financial asset has increased significantly if it is outstanding past the contractual payment terms. The Company considers a financial asset to be in default when the debtor is unlikely to pay its credit obligations to the Company.

The Company applies the simplified approach under IFRS 9 to accounts receivable and has calculated ECLs based on lifetime expected credit losses, taking into consideration historical credit loss experience and financial factors specific to the debtors and general economic conditions.

Impairment losses on accounts receivable recognized in profit or loss were as follows:

As at	December 31, 2021	December 31, 2020
Impairment loss (reversal) on trade receivables	214	(506)
Impairment loss (reversal) on other receivables	798	(126)
	1,012	(632)

The movement in the allowance for impairment in respect of accounts receivable during the year ended December 31, 2021 was as follows:

	December 31, 2021	December 31, 2020
Balance, beginning of year	120	752
Net remeasurement of impairment loss allowance	1,012	(632)
Balance, end of year	1,132	120

The Company applies the general approach under IFRS 9 to investments, which is an assessment of whether the credit risk of a financial instrument has increased significantly since initial recognition. The general approach compares the risk of a default occurring at the reporting date with the risk of a default occurring at the date of initial recognition. The Company has evaluated the credit risk of its investments, taking into consideration the risk of default, historical credit loss experience, financial factors specific to the debtors and general economic conditions and determined the expected credit loss to be nil.

The maximum amount of the Company’s credit risk exposure is the carrying amounts of cash and cash equivalents, accounts receivable and investments. The Company attempts to mitigate such exposure to its cash by investing only in financial institutions with investment grade credit ratings or secured investments.

Sundial Growers Inc.

Notes to the Consolidated Financial Statements

For the year ended December 31, 2021

(Expressed in thousands of Canadian dollars, except where otherwise noted)

c)	Market risk management

Market risk is the risk that changes in market prices will affect the Company’s income or value of its holdings of financial instruments. The Company is exposed to market risk in that changes in market prices will cause fluctuations in the fair value of its marketable securities. The fair value of marketable securities is based on quoted market prices as the Company’s marketable securities are shares held of publicly traded entities and put and call options.

At December 31, 2021, a 10% change in the market prices would change the fair value of marketable securities by approximately $8.4 million.

The Company had the following risk management contracts relating to marketable securities outstanding as at December 31, 2021:

As at December 31, 2021	Quantity	Expiry	Proceeds	Fair value
Sold put options	2,174	Feb 18, 2022	34	27
Sold put options	1,329	Mar 18, 2022	65	51
	3,503		99	78
d)	Liquidity risk management

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

The timing of expected cash outflows relating to financial liabilities at December 31, 2021 is as follows:

	Less than one year	One to three years	Three to five years	Thereafter	Total
Accounts payable and accrued liabilities	38,452	—	—	—	38,452
Lease obligations	5,938	10,514	8,424	13,629	38,505
Financial guarantee liability	—	466	—	—	466
Balance, end of period	44,390	10,980	8,424	13,629	77,423

33.	Related party transactions
a)	Loan receivable agreements

At December 31, 2020, the Company had advanced $139 thousand under employee loan agreements. The terms were non-interest bearing and secured by shareholdings in the Company. During the year ended December 31, 2021, the full $139 thousand loan balance was settled. At December 31, 2021, the outstanding loan balance was nil.

b)	Related party transactions and balances
	Transactions		Balance outstanding
	Year ended December 31	Year ended December 31	December 31	December 31
	2021	2020	2021	2020
Marketing, brand research and development (a)	—	1,144	—	—
Legal services (b)	—	2,462	—	(510)
	—	3,606	—	(510)
(a)	A former member of the Board controlled a company that provides marketing, brand research and development services.
(b)	A member of the Board was a partner at a law firm prior to his departure which provides legal services to the Company.

Sundial Growers Inc.

Notes to the Consolidated Financial Statements

For the year ended December 31, 2021

(Expressed in thousands of Canadian dollars, except where otherwise noted)

All transactions were conducted at the exchange amount agreed to with the related parties.

c)	Compensation of key management personnel

The Company considers directors and officers of the Company as key management personnel.

	Year ended December 31
	2021	2020	2019
Salaries and short-term benefits	2,348	1,944	3,295
Share-based compensation	8,275	7,629	23,715
	10,623	9,573	27,010

34.	Capital management

The Company defines capital as shareholders’ equity and debt. Except as otherwise disclosed in these consolidated financial statements, there are no restrictions on the Company’s capital. The Company’s objectives with respect to the management of capital are to:

•	Maintain financial flexibility in order to preserve the ability to meet financial obligations;
•	Deploy capital to provide an appropriate investment return to shareholders; and,
•	Maintain a capital structure that allows various financing alternatives.
35.	Commitments and contingencies
(a)	Commitments

The Company has entered into certain supply agreements to provide dried cannabis and cannabis products to third parties. The contracts require the provision of various amounts of dried cannabis on or before certain dates. Should the Company not deliver the product in the agreed timeframe, financial penalties apply which may be paid either in product in-kind or cash. Under these agreements, the Company has accrued financial penalties payable as at December 31, 2021 of $2.5 million (December 31, 2020 - $1.5 million).

(b)	Contingencies

From time to time, the Company may become involved in legal proceedings arising in the ordinary course of our business. Such proceedings, certain of which have been threatened against us, could include commercial litigation related to breach of contract claims brought by our customers, suppliers and contractors, as well as litigation related to termination of certain of our employees. The outcome of any litigation is inherently uncertain. Although we believe we have meritorious defenses against all currently pending and threatened proceedings and intend to vigorously defend all claims if they are brought, unfavorable rulings, judgements or settlement terms could have a material adverse impact on our business and results of operations.

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

Sundial Growers Inc.

Notes to the Consolidated Financial Statements

For the year ended December 31, 2021

(Expressed in thousands of Canadian dollars, except where otherwise noted)

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

In the Federal IPO Action, the court denied defendants’ motion to dismiss on March 30, 2021. On August 27, 2021, following a mediation, the parties notified the court that they had reached an agreement in principle to settle the Federal IPO Action. On December 2, 2021, the parties executed a settlement agreement, which was submitted to the court for approval on December 3, 2021 and remains subject to such court approval.

In connection with the settlement agreement, the Company has an unrecognized contingent asset of $2 million, representing the difference between the settlement amount and the deductible under the Company’s directors and officers insurance policy. A contingent asset is disclosed when an inflow of economic resources is probable. A receivable for the $2 million will not be recognized until written confirmation of payment is received from the insurers.

In addition, on May 7, 2020, the Company and certain of its current and former directors and officers were named as defendants in a lawsuit, captioned SUN, a Series of E Squared Investment Fund, LLC et al. v. Sundial Growers Inc. et al., Case No. 1:20-cv-03579-ALC, in the United States District Court for the Southern District of New York. The complaint asserts claims for alleged violations of U.S. federal securities laws, including Sections 12(a)(2) and 15 of the Securities Act of 1933 and Section 10(b) the Securities Exchange Act of 1934, as well as claims for breach of contract, fraud in the inducement and negligent misrepresentation. Among other things, the complaint alleges that the company made misrepresentations regarding the licensing and ability of Bridge Farm to export hemp and CBD to Europe, as well as regarding the quality of the Company’s cannabis. On September 30, 2021, the court granted defendants’ motion to dismiss and dismissed the case, dismissing the claims under the U.S. federal securities laws with prejudice and the remaining claims without prejudice.

The Company can provide no assurance as to the outcome of these proceedings or any other litigation matter in which we are a party. In particular, securities class action lawsuits are typically costly to defend, and divert the attention of management and other resources from operations and, accordingly, even if resolved in our favor, could have a material adverse effect on our business, financial condition, results of operations and liquidity and may force us to reduce or cease operations or seek relief under the applicable bankruptcy or insolvency laws.
36.	Subsequent events

Alcanna Inc. Acquisition

On October 7, 2021, the Company announced that it had entered into an arrangement agreement with Alcanna Inc. (“Alcanna”) pursuant to which the Company will acquire all of the issued and outstanding common shares of Alcanna by way of a statutory plan of arrangement (the “Alcanna Transaction”). The Company and Alcanna amended the arrangement agreement in respect of the Alcanna Transaction on January 6, 2022, and the Alcanna Transaction closed on March 31, 2022. Alcanna is a Canadian liquor retailer, operating predominantly in Alberta under its three retail brands, “Wine and Beyond”, “Liquor Depot” and “Ace Liquor”. Alcanna holds an approximately 63% equity interest in Nova Cannabis Inc. (“Nova”), a Canadian cannabis retailer operating stores across Alberta, Saskatchewan and Ontario.

The Alcanna Transaction consideration was comprised of (i) an aggregate $54.3 million cash ($1.50 in cash for each Alcanna common share), and (ii) an aggregate 320.6 million Sundial common shares valued at $280.4 million based on the fair value of each common share of the Company on the closing date (8.85 of a Sundial common share for each Alcanna common share).

Due to the proximity of the closing of the Alcanna Transaction and the date of issuance of the consolidated financial statements, the Company has not prepared the acquisition date fair value of the total consideration transferred or the amounts recognized as of the acquisition date for each major class of assets acquired and liabilities assumed.

Sundial Growers Inc.

Notes to the Consolidated Financial Statements

For the year ended December 31, 2021

(Expressed in thousands of Canadian dollars, except where otherwise noted)

Nasdaq minimum bid requirement

As previously reported, the Company was notified by Nasdaq on August 9, 2021, that the bid price for its common shares did not meet the minimum bid price of US$1.00 per share requirement, as set forth in Nasdaq Listing Rule 5550(a)(2) (the “Minimum Bid Requirement”). At that time, the Company was required to regain compliance by February 7, 2022. On February 8, 2022, the Company received a 180-day extension to regain compliance with the Minimum Bid Requirement. As a result, the Company has until August 8, 2022, to regain compliance with the Minimum Bid Requirement.

If at any time prior to August 8, 2022, the closing bid price of the Company’s common stock is at least US$1.00 per share for a minimum of ten consecutive business days, the Company will be considered by Nasdaq to have regained compliance with the Minimum Bid Requirement.

The Company will actively monitor its closing bid price during the compliance period and intends to take appropriate measures to remedy the deficiency and regain compliance with the Minimum Bid Requirement.

Sun 8 Holdings Inc.

In 2019, the Company purchased intellectual property from Sun 8 Holdings Inc. (“Sun 8”) consisting of cannabis brands and products. The agreement included future consideration in the form of warrants to acquire up to 1.8 million common shares at an exercise price of $0.94, contingent upon achieving minimum thresholds of revenue derived from the acquired brands and cultivars over five years. The agreement also included royalty payments based on defined harvest metrics and merchandise sold under the acquired brands.

Subsequent to December 31, 2021, the Company and Sun 8 mutually terminated the service and sale agreement entered into in 2019. The Company issued 3.7 million common shares with a value of $2.9 million and made a cash payment of $3.1 million to cancel the royalty agreement and the non-competition agreement, as well as acknowledge vesting of 0.6 million performance warrants. The remaining 1.2 million warrants will not vest, and the Company is relieved of any future obligation pertaining to the warrants.

Investments

Subsequent to December 31, 2021, the Company entered into a promissory note with a private company with a principal amount of $5.0 million, an interest rate of 15% per annum and a maturity date of February 9, 2025.

Subsequent to December 31, 2021, the Company and Delta 9 Cannabis Inc. (“Delta 9”) entered into a note purchase agreement with an aggregate principal amount of $10.0 million, an interest rate of 10% per annum and a maturity date of March 30, 2025.