Form 20-F
period 2022-12-31
SNDL Inc.
filed 2023-04-24
CIK 1766600

UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 20-F

(Mark One)

☐	REGISTRATION STATEMENT PURSUANT TO SECTION 12(b) OR (g) OF THE SECURITIES EXCHANGE ACT OF 1934

OR

☒	ANNUAL REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the fiscal year ended December 31, 2022

OR

☐	TRANSITION REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

for the transition period from to

OR

☐	SHELL COMPANY REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

Date of event requiring this shell company report

Commission file number: 001-39005

SNDL Inc.

(Exact name of Registrant as specified in its charter)

#300, 919 - 11 Avenue SW

Calgary, AB, Canada, T2R 1P3

Tel.: (403) 948-5227

James Keough, Chief Financial Officer

#300, 919 – 11 Avenue SW

Calgary, AB, Canada, T2R 1P3

Tel.: (403) 948-5227

investors@sndl.com

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

None

(Title of Class)

Indicate the number of outstanding shares of each of the issuer’s classes of capital stock or common stock as of the close of business covered by the annual report. As at December 31, 2022, 235,194,236 common shares were issued and outstanding.

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

If an emerging growth company that prepares its financial statements in accordance with U.S. GAAP, indicate by check mark if the registrant has elected not to use the extended transition period for complying with any new or revised financial accounting standards † provided pursuant to Section 13(a) of the Exchange Act. ☐

Indicate by check mark whether the registrant has filed a report on and attestation to its management’s assessment of the effectiveness of its internal control over financial reporting under Section 404(b) of the Sarbanes-Oxley Act (15 U.S.C. 7262(b)) by the registered public accounting firm that prepared or issued its audit report. ☒

If securities are registered pursuant to Section 12(b) of the Act, indicate by check mark whether the financial statements of the registrant included in the filing reflect the correction of an error to previously issued financial statements. ☐

Indicate by check mark whether any of those error corrections are restatements that required a recovery analysis of incentive-based compensation received by any of the registrant’s executive officers during the relevant recovery period pursuant to § 240.10D-1(b). ☐

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

Unless otherwise indicated, all references in this annual report on Form 20-F (the “Annual Report”) to “SNDL,” “we,” “our,” “us,” “the Company” or similar terms refer to SNDL Inc. and its consolidated subsidiaries. We publish our consolidated financial statements in Canadian dollars. In this Annual Report, unless otherwise specified, all monetary amounts are in Canadian dollars, all references to “$,” “C$,” “CDN$,” “CAD$,” and “dollars” mean Canadian dollars and all references to “US$” or “USD”, mean United States dollars.

This Annual Report contains our audited consolidated financial statements and related notes for the year ended December 31, 2022, the year ended December 31, 2021, and the year ended December 31, 2020 (“Annual Financial Statements”). Our Annual Financial Statements have been prepared in accordance with International Financial Reporting Standards (“IFRS”), as issued by the International Accounting Standards Board (“IASB”).

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

All references to “shares” or “common shares” in this Annual Report refer to the common shares of SNDL Inc., no par value.

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

These forward-looking statements include, but are not limited to, statements about:

•
the uncertainties associated with global conditions, including a potential economic recession, inflation, rising interest rates, the Russia-Ukraine conflict and the COVID-19 pandemic;
•
our ability to raise future capital through debt or equity financing transactions, and our ability to efficiently deploy the capital raised through such transactions, including as part of our investments;
•
our ability to successfully implement our cost and asset optimization initiatives;
•
the continued development and growth of the demand and markets for medical and adult-use cannabis;
•
the competitive conditions of the cannabis and liquor industries and the expected number of customers using our products and purchasing from our retail stores;
•
the maintenance of our existing licences and the ability to obtain additional licences as required;
•
our ability to establish and market our cannabis and retail brands within our targeted markets and compete successfully;
•
our ability to produce and market additional products as regulations permit;
•
our growth strategies;
•
the timing and the amount of capital expenditures related to the maintenance of our facilities;
•
our ability to attract and retain key employees and franchisees;
•
our ability to generate and manage growth in our business, including expanding our cultivation operations, retail network and export opportunities;
•
our ability to identify and successfully execute and manage strategic partnerships, joint ventures (including SunStream (as defined below)), strategic alliances, debt and equity investments as well as the costs and benefits associated with such initiatives, including the expected return on any investments;
•
our ability to find suitable acquisition opportunities, as well as finance and integrate any acquisitions, including the acquisition of The Valens Company Inc. (“Valens”); and

•
the volatility in the price of our common shares.

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
•
our competitive advantages;
•
the impact of competition;
•
the changes and trends in the cannabis cultivation and retail, and the liquor retail industry;
•
changes in laws, rules and regulations;
•
our ability to maintain and renew required licences;
•
our ability to maintain good business relationships with our customers, distributors and other strategic partners;
•
our ability to keep pace with changing consumer preferences;
•
our ability to protect our intellectual property;
•
our ability to identify, finance and consummate acquisitions on attractive terms, integrate acquired companies (including Valens) and to realize the benefits of such acquisitions, including Valens;
•
our ability to retain key personnel;
•
our ability to efficiently deploy capital and achieve our expected and desired returns on such investments;
•
our ability to open new retail locations and attract a sufficient number of qualified franchisees; and
•
the absence of material adverse changes in our industry or the global economy, including as a result of a potential global recession and COVID-19.

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

Not applicable.

D.
Risk factors.

Risk Factors Summary

Investing in our common shares involves a high degree of risk. You should carefully consider the risks described in this item, together with all the other information in the Company’s publicly filed documents, before making a decision to invest in our common shares. If any of these risks actually occur, our business, financial condition and financial performance would likely be materially adversely affected. In such case, the trading price of our common shares would likely decline, and you may lose part or all of your investment. Below is a summary of some of the principal risks we face:

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

•
Our business and financial results could be adversely affected by a number of global conditions which are outside our control, including a potential global economic recession and the COVID-19 pandemic.
•
Significant interruptions in our access to certain key inputs such as labour, raw materials, electricity, water and other utilities may impair our growing operations and materially affect our business.
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
•
Cannabis remains illegal under U.S. federal law. Strict enforcement of federal laws regarding cannabis is a significant risk that would likely result in SunStream’s inability to execute its business plan, and may subject us to significant civil or criminal liability and other adverse consequences.
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
•
If we are unable to retain the services of senior management upon whose judgement and leadership the Company is dependent, despite employment agreements, this could have a material effect on the Company and our shares could decline.
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

We were incorporated in 2006, began cultivating cannabis in 2012, and started selling cannabis in 2018 after the federal legalization of adult-use cannabis in Canada. In 2021, we expanded into corporate-owned and franchised cannabis retail with the acquisition of Inner Spirit Holdings Ltd. (“Inner Spirit”), as well as created a new investments segment focused on our activities in the deployment of capital to strategic initiatives. In 2022, we expanded into liquor retail with the acquisition of Alcanna Inc. (“Alcanna”). We have yet to generate an annual profit. We generated a net loss from continuing operations before income tax of $379.8 million and $234.7 million, for the fiscal years ended December 31, 2022 and 2021, respectively, and had negative operating cash flows for each of these periods. Our accumulated deficit as of December 31, 2022 was $1,092.0 million. Although we have implemented business optimization initiatives, we will continue to expend significant funds to fund capital investments, expand our marketing and sales operations, expand our cannabis and liquor retail networks, fund strategic investments and acquisitions and maintain our growing and production capacity. We also incur significant legal, accounting, reporting and other expenses associated with being a public company. We may not achieve or maintain profitability.

Our efforts to grow our business may be more costly than we expect and we may not generate enough revenue to offset our operating expenses. We have incurred, and may in the future incur, significant losses for a number of reasons, including as a result of unforeseen expenses, difficulties, complications and delays in obtaining governmental licences, failure to secure and profitably operate corporate-owned retail stores, failure to expand our franchised store network, failure to realize expected benefits of strategic investments and acquisitions and the other factors and risks described in this Annual Report. The amount of any future losses will depend, in part, on our ability to generate revenue on the one hand and any increases in our expenses on the other hand. If we continue to incur losses in the future, the net losses and negative cash flows incurred to date, together with any such future losses, will have an adverse effect on our shareholders’ equity and working capital. Because of the numerous risks and uncertainties associated with our business and industry, we are unable to accurately predict when, or if, we will be able to achieve profitability. Even if we achieve profitability at some point in the future, we may not be able to sustain profitability in subsequent periods. If we are unable to achieve and sustain profitability, the market price of our common shares may significantly decrease and our ability to raise capital, expand our business or continue our operations may be impaired. A decline in the value of our common shares may also cause you to lose all or part of your investment.

The Company may require additional financing and unless and until we achieve profitability, we will be required to finance our losses with issuances of equity or debt. Recently, we financed our liquidity needs primarily with issuances of equity and equity-linked securities, but our ability to do so in the future will depend on future market conditions, which are beyond our control and may be adversely affected by factors which include, but are not limited to, macroeconomic conditions (including rising interest rates and inflation), volatility, wars and other armed conflicts, geopolitical tensions, pandemics, and other factors. The inability to additional capital when required and on terms acceptable to us could have a material adverse impact on our business, financial condition and results of operations, including a delay or indefinite postponement of current business objectives or liquidation of the Company. If additional funds are raised through issuances of equity or equity-linked securities, existing shareholders could suffer significant dilution, and any new equity securities issued could have rights, preferences and privileges superior to those of holders of our common shares. In addition, any debt financing secured in the future could significantly adversely impact our liquidity and result in the imposition of restrictive and financial covenants that could limit future financing and other business and financial activities of the Company.

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

In addition, our facilities may be subject to obsolescence, damage, loss of fair market value or other declines in value. For example, in the year ended December 31, 2021, we recorded significant write-downs with respect to our facility in Olds, Alberta (the “Olds Facility”) due to curtailment in the utilization of a portion of the capacity to align cannabis production with demand estimates.

Lastly, we have in the past recorded and may in the future record impairments to goodwill related to our acquisitions, intellectual property, investments or similar assets. For example, in the year ended December 31, 2022, we recorded an impairment with respect to the goodwill and intellectual property assets of Inner Spirit due to changes in circumstances since the date of the acquisition, mainly caused by the continued oversaturation of the cannabis retail market.

There can be no assurance that we will not be required to record inventory, facility, goodwill, intellectual property, investment or other write-downs in the future. Such write-downs could be substantial and result in a material adverse effect on our business, financial condition and results of operations.

We have a material weakness in our internal control over financial reporting and our management may not be able to successfully implement adequate internal control over financial reporting or disclosure controls and procedures.

In connection with the audit of our consolidated financial statements for the fiscal period ended December 31, 2022, our management and independent auditors concluded that there was a material weakness in our internal control over financial reporting as at December 31, 2022. A material weakness is a significant deficiency, or a combination of significant deficiencies, in internal control over financial reporting such that it is reasonably possible that a material misstatement of the annual or interim financial statements will not be prevented or detected on a timely basis.

The material weakness identified was that information technology general controls (“ITGCs”) were not designed and operating effectively to ensure (i) that access to applications and data, and the ability to make program and job changes, were adequately restricted to appropriate personnel and (ii) that the activities of individuals with access to modify data and make program and job changes were appropriately monitored. Business process controls (automated and manual) that are dependent on the affected ITGCs were also deemed ineffective because they could have been adversely impacted.

This material weakness did not result in material misstatements of the consolidated financial statements as of and for the year ended December 31, 2022. This material weakness creates a reasonable possibility that a material misstatement to the consolidated financial statements would not be prevented or detected on a timely basis.

Management has implemented and continues to implement measures designed to ensure that control deficiencies are remediated, such that these controls are designed, implemented, and operating effectively. The remediation actions include:

•
continuing to strengthen procedures and controls related to the provision of and periodic review of user access to IT systems;
•
continuing to strengthen the logging and monitoring of software updates and changes to systems supporting our financial reporting processes;
•
enhancing the timeliness of executing user access reviews and the subsequent actions as required; and
•
working with our advisors to continue to assist with process improvements and strengthening of controls over financial systems.

The Company is pursuing remediation of the above material weakness during the 2023 fiscal year.

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

In response to slower than expected regulatory approvals of new retail stores and delays in some cannabis derivative products, in 2020 and 2021, we implemented several cost savings and business optimization initiatives, including the enhancement of facility workflows and processes, realignment of product lines and product formats to areas of stronger demand, workforce optimization and a heightened discipline in cost management. In February 2023, we further implemented a headcount reduction of approximately 85 employees at the Olds Facility as part of a larger phased cost savings program, expected to deliver close to $9 million in savings across labour and operational costs for the remainder of 2023. The Company continues to pursue additional business optimization initiatives, including optimization of power usage, streamlining the workforce and improving supply chain efficiency. As part of the leadership team’s focus on improved efficiency, cost management and long-term sustainability, the Company continues to monitor operations to ensure it remains responsive in the current environment.

A variety of factors could cause us not to realize some or all of the expected cost savings, including, among others, delays in the anticipated timing of activities related to our cost savings programs, lack of sustainability in cost savings over time, unexpected costs associated with operating our business, our ability to reduce headcount and our ability to achieve the efficiencies contemplated by the business optimization initiatives. We may be unable to realize all of these cost savings within the expected timeframe, or at all, and we may incur additional or unexpected costs in order to realize them. The magnitude of expected cost savings is based upon a number of assumptions and estimates that are in turn based on our analysis of the various factors which currently, and could in the future, impact our business. These assumptions and estimates are inherently uncertain and subject to significant business, operational, economic and competitive uncertainties and contingencies. Certain of the assumptions relate to business decisions that are subject to change, including, among others, our anticipated business strategies, our marketing strategies, our product development and licensing strategies and our ability to anticipate and react to business trends. Other assumptions relate to risks and uncertainties beyond our control, including, among others, the economic environment in which we operate, cannabis regulation and licensing and other developments in our industry as well as capital markets conditions from time to time. The actual results of implementing the various cost savings initiatives may differ materially from our estimates if any of these assumptions prove incorrect. Moreover, our continued efforts to implement these cost savings may divert management attention from the rest of our business and may preclude us from seeking attractive new products and other opportunities. Additionally, former employees may file lawsuits against us, which may be expensive to defend and could potentially result in adverse judgements against us. Any of the foregoing may materially and adversely affect our business, results of operations and liquidity.

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

Risks Related to Cannabis Regulation and Legal Proceedings

The cannabis industry and the regulations governing it continue to develop, and if they develop or change in ways that differ from our expectations or ways that are adverse to us, our business and results of operations may be adversely impacted.

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

Our Canadian business operations are dependent on licences issued by Health Canada as well as those issued by the various provincial regulators having jurisdiction over the provinces in which we operate licensed cannabis retail stores. Our federal licence for our Olds Facility expires on February 23, 2027, our licence for our Atholville Facility expires on July 12, 2024 and our licences for the acquired Valens facilities expire between December 30, 2023 and March 8, 2028. A holder of a cannabis licence under the Cannabis Act (Canada) (the “Cannabis Act”) and the Cannabis Regulations (Canada) (the “Cannabis Regulations”) must apply to renew its licence on or before the licence expiry date. Following receipt of the renewal application, Health Canada will (i) confirm the security clearance status of all relevant individuals; (ii) confirm the status of fees paid (if applicable) and (iii) confirm the status of licences issued by the Canada Revenue Agency under the Excise Act, 2001 (if applicable). Health Canada may also conduct an inspection to verify compliance or ask the licence holder to provide additional information. A renewed licence with a new expiry date will be issued once Health Canada confirms that all requirements have been met. Cannabis licence holders can apply to renew their licence up to four months before the licence expires. Failure to comply with the requirements of the licences or any failure to renew the licences would have a material adverse impact on us. There can be no guarantee that Health Canada will renew our licences, or that such renewals will occur in a timely fashion or on terms similar to our existing licences or otherwise acceptable to us. Any new facilities or the expansion of our business at existing facilities requires the approval of Health Canada, and there is no guarantee that Health Canada will grant such approvals. Health Canada requires new applicants for cannabis licences under the Cannabis Act to have a fully built site that meets all the requirements of the Cannabis Regulations at the time of their application, as well as satisfying other application criteria. Further, according to Health

Canada, it will not substantively review our licence applications until the facilities associated with such licence applications are fully constructed and meet all the requirements of the Cannabis Regulations. Any delay in renewing or granting a licence, revocation of an existing licence, refusal to grant a licence or change in the terms of licence could materially adversely impact our expected future operations.

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

Our business activities are heavily regulated in all jurisdictions where we do business. Our operations are subject to various laws, regulations and guidelines by governmental authorities, including Health Canada, relating to the cultivation, processing, manufacture, marketing, management, distribution, transportation, storage, wholesale and retail sale, packaging, labelling, pricing and disposal of cannabis and cannabis products, as well as the wholesale and retail sale of alcoholic products. In addition, we are subject to laws and regulations relating to employee health and safety, insurance coverage and the environment. Laws and regulations, applied generally, grant government agencies and self-regulatory bodies broad administrative discretion over our activities, including the power to limit or restrict business activities as well as impose additional disclosure requirements on our products and services.

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

There can be no assurance that any future regulatory or agency proceedings, investigations or audits will not result in substantial costs, a diversion of management’s attention and resources or other adverse consequences to our business. The Company cannot predict the impact of changes in compliance measures implemented by Health Canada.

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

In the United States, despite cannabis having been legalized for medical use or adult use in a number of states, cannabis and cannabis products, other than hemp and certain hemp-derived products, such as CBD, continue to be categorized at the federal level as a Schedule I controlled substance under the Controlled Substances Act (“CSA”), and subject to the Controlled Substances Import and Export Act, as amended (“CSIEA”). We are or may become subject to various other U.S. federal laws and regulations, including as result of the listing of our common shares on the Nasdaq Capital Market (“Nasdaq”) and lending and providing other financial services to cannabis companies engaging in the adult-use cannabis business in the United States (whether directly or through SunStream). Violations of any U.S. federal laws or regulations, including the CSA and CSIEA, to which we may be found to be subject, whether intentionally or inadvertently, could result in significant fines, penalties, administrative sanctions, convictions or settlements arising from civil proceedings initiated by either the U.S. federal government or private citizens or criminal charges, including disgorgement of profits, cessation of business activities or divestitures. Further, the status of cannabis as a Schedule I controlled substance may cause us, and our business, to be negatively perceived by prospective U.S. investors or other parties, or who may have reputational or other concerns about dealings with a cannabis grower even if it is not distributing any products in the United States, which may limit our ability to access capital in private or public capital markets. For further information about the risks related to U.S. federal laws and regulations with respect to SunStream’s operations, see “—Risks related to our investments—Cannabis remains illegal under U.S. federal law. Strict enforcement of federal laws regarding cannabis is a significant risk that would likely result in SunStream’s inability to execute its business plan and may subject us to significant civil or criminal liability and other adverse consequences.”

We also are, or may become, subject to a variety of laws and regulations in Canada, the United States and elsewhere that prohibit money laundering, including the Proceeds of Crime and Terrorist Financing Act (Canada), the U.S. Money Laundering Control Act, as amended, and the rules and regulations thereunder and any related or similar rules, regulations or guidelines issued, administered or enforced by governmental authorities in Canada, the United States or any other jurisdiction in which we may in the future have business operations or to which we export or may export in the future. Although we believe that none of our activities implicate any applicable money laundering statutes, in the event that any of our business activities, any dividends or distributions therefrom, or any profits or revenue accruing thereby are found to be proceeds of crime under one or more of the statutes described above or any other applicable legislation, any persons, including investors, found to be aiding and abetting us in such violations could be subject to criminal or civil liability. Any violations of these laws, or allegations of such violations, could disrupt our operations, significantly distract management and involve significant costs and expenses, including legal fees. We could also suffer severe penalties, including criminal and civil penalties, disgorgement and other remedial measures.

If we are not able to comply with all safety, health and environmental regulations applicable to our operations and the industries in which we operate, we may be held liable for any breaches of those regulations.

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

For example, in connection with our initial public offering (“IPO”), we and certain of our current and former officers and directors, as well as the underwriters of our IPO, were named as defendants in several actions that alleged violations of securities laws. For further detail in respect of ongoing legal proceedings, please see the section of this Annual Report entitled “Legal Proceedings.”

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

The Company faces cyber-security and similar risks, which could result in the disclosure, theft, or loss of confidential or other proprietary information, including intellectual property, damage to the Company’s brand and reputation, legal exposure and financial losses. The Company must also comply with a variety of data privacy regulations and failure to comply with such regulations may affect the Company’s financial performance.

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

Information security risks have increased in recent years because of the proliferation of new technologies and the increased sophistication and activities of perpetrators of cyber-attacks. The Company’s information technology infrastructure may be vulnerable to such attacks, including through the use of malware, software bugs, computer viruses, ransomware, social engineering, and denial of service. It is possible that such attacks could compromise the Company’s security measures or the security measures of parties with whom the Company does business. Although the Company maintains procedures, internal policies and technological security measures to safeguard such content and information, as well as a cyber-security insurance policy, the Company’s information technology systems, and the information technology systems of our current or future third-party vendors, collaborators, consultants and service providers, could be penetrated by internal or external parties intent on extracting information, corrupting information, stealing intellectual property or trade secrets, or disrupting business processes, and any such policies, measures or insurance may be insufficient to guard prevent or mitigate the impact of cybersecurity incidents. In addition, because the techniques that may be used to circumvent the Company’s safeguards change frequently and may be difficult to detect, the Company may be unable to anticipate any new techniques or implement sufficient preventive security measures. The Company seeks to monitor such attempts and incidents and to prevent their recurrence through modifications to the Company’s internal procedures and information technology infrastructure and provides information security training and compliance programs to its employees on an annual basis, but in some cases preventive action might not be successful. Moreover, the development and maintenance of these security measures may be costly and will require ongoing updates as technologies evolve and techniques to overcome the Company’s security measures become more sophisticated. Any such attack or unauthorized access could result in a disruption of the Company’s operations, the theft, unauthorized use or publication of confidential or proprietary information of the Company or its customers, employees, suppliers, business partners or other third parties, a reduction of the revenues the Company is able to generate from its operations, damage to the Company’s brand and reputation, a loss of confidence in the security of the Company’s business, and significant legal and financial exposure, each of which could potentially have an adverse effect on the Company’s business.

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

We are constrained by law in our ability to market our cannabis products in Canada.

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

Under the terms of our production licences issued pursuant to the Cannabis Act, we are restricted as to whom we can sell our cannabis products. We currently derive, and expect to continue to derive a significant portion of our revenues from supply agreements with Canadian provincial and territorial governments, including the Alberta Gaming, Liquor and Cannabis Commission (the “AGLC”), the Ontario Cannabis Store (the “OCS”), the BC Liquor Distribution Branch (the “BCLDB”), Manitoba Liquor and Lotteries (the “MLL”), Saskatchewan Liquor and Gaming Authority (the “SLGA”), New Brunswick Liquor Corporation (the “ANBL”), Nova Scotia Liquor Corporation (the “NSLC”), PEI Cannabis Management Corporation (the “PEICMC”), Quebec SQDC (the “SQDC”) and Newfoundland Labrador Liquor Corporation (the “NLC”).

Our provincial or territorial supply agreements do not contain purchase commitments or otherwise obligate the purchaser to buy a minimum or fixed volume of products from us and allow the purchaser broad latitude to return product to us. As a result, the amount of cannabis that the AGLC, the OCS, the BCLDB, MLL, SLGA, ANBL, NSLC, PEICMC, SQDC, or NLC (collectively, the “Provincial Buyers”) may purchase under our supply agreements, or its price, may deviate significantly from our expectations. In addition, our results of operations could fluctuate materially in the future and could be materially and disproportionately impacted by the purchasing decisions of the Provincial Buyers and any other future government purchasers as well as the return of unsold products. If any of the Provincial Buyers decides to purchase lower volumes of products from us (or return more products) than we expect, charges “slotting fees” in connection with carrying our products, charges additional taxes, insists on a price that is lower than we expect, alters its purchasing patterns at any time with no or limited notice, decides not to continue or begin to purchase our cannabis products at all or does not renew its agreement with us on similar terms or other terms acceptable to us, our results of operations could be materially adversely affected. We have in the past, and may in the future, offer price discounts and other promotions to the Provincial Buyers to promote the movement of slower selling products or as the result of price compression in the market. We also record return provisions in our financial statements based on the estimated likelihood of having additional slow-moving and aged product returned. If we underestimate the magnitude of such return provisions, our results of operation would be negatively affected. In addition, if the legal distributions channels in Canada for cannabis do not continue to develop in accordance with our expectations, either because of delays in the opening of dispensaries or otherwise, our results of operations would be materially adversely affected.

We experience significant customer concentration, with a limited number of customers accounting for a significant portion of our revenues.

Our top five customers in the cannabis operations segment accounted for 87% for the year ended December 31, 2022. Of these customers, four customers have each accounted for more than 10% of our revenues for such period. Inherent risks exist when a large percentage of total revenues is concentrated with a limited number of customers.

It is not possible for us to predict the future level of demand for our products that will be generated by these customers or the future demand for the products of these customers in the consumer marketplace. In addition, revenues from these large customers may fluctuate from time to time based on market demand for our products among consumers, the level which may be affected by market conditions or other factors, some of which may be outside of our control. Further, our contracts with these large customers do not contain purchase commitments or otherwise obligate the purchasers to buy a minimum or fixed volume of products from us (and allow these customers to return products to us for a variety of reasons). If any of our major customers experience declining or delayed sales of our products to consumers due to market, economic or competitive conditions, we could be pressured to reduce the prices we charge for our products, reduce the volume of products we supply to such customers, we could lose the customer or have a substantial amount of product returned to us. Additionally, if any of our large customers were to suffer financial instability, they could refuse or delay payment of outstanding receivables. Any such development may have a material adverse effect on our business, results of operations and financial condition.

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

We believe that the cannabis industry is highly dependent upon positive consumer and investor perception regarding the benefits, safety, efficacy and quality of cannabis and cannabis products. Such categories of products have previously been commonly associated with various other narcotics, violence and criminal activities, and there is a risk that our business might attract negative publicity. Perception of the cannabis industry and cannabis products, currently and in the future, may be significantly influenced by scientific research or findings, regulatory investigations or proceedings, litigation, political statements, media attention and other publicity (whether or not accurate or with merit) both in Canada and in other countries relating to the benefits and risks of consuming cannabis or cannabis products, including unexpected safety or efficacy concerns or the activities of industry participants. There can be no assurance that future scientific research, findings, regulatory investigations or proceedings, litigation, political statements, media attention or other research findings or publicity will be favorable to cannabis or cannabis products. Adverse future scientific research reports, findings, regulatory investigations or proceedings, and political statements, that are, or litigation, media attention or other publicity that is, perceived as less favorable than, or that questions, earlier research reports, findings or publicity (whether or not accurate or with merit) could result in a significant reduction in the demand for cannabis or cannabis products. Further, adverse publicity reports or other media attention regarding consumption of cannabis being associated with physical or mental illness or other negative effects or events, the safety, efficacy and quality of cannabis or cannabis products generally, as well as our current or future products and facilities, specifically could adversely affect us. Adverse publicity could arise even if the adverse effects associated with cannabis use resulted from consumers’ failure to use such products legally, appropriately or as directed.

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

In 2022, in partnership with IM Cannabis Corp., we began exporting dried cannabis flower to Israel. In addition, following our business combination with Valens in January 2023, we have begun exporting medical cannabis products to Australia through Valens’ subsidiary, Valens Australia Pty Ltd. (“Valens Australia”). We may in the future further expand our cannabis operations internationally, including to the United States, by importing or exporting cannabis products, and establishing cultivation operations in other jurisdictions or otherwise. Pursuant to the Cannabis Act, only industrial hemp or cannabis used for medical or scientific purposes may currently be imported into or exported from Canada. Any such import or export requires a permit. In the future, we may seek additional permits to import or export cannabis and cannabis products. If we do not receive the required permits or receive licences with limitations that we do not expect, or are unable to renew any required permits or licenses, our ability to import and export cannabis and cannabis products could be materially adversely affected.

Our continued ability to operate and/or sell in foreign jurisdictions will be dependent on our ability to obtain and comply with the necessary regulatory licences and requirements. Additional government licences may be required in the future in connection with our operations, in addition to other known and unknown permits and approvals which may be required, including with respect to our Canadian and other foreign operations. To the extent such permits and approvals are required and not obtained, we may be prevented from operating or expanding our business.

As a result of any continued international expansion, we may become exposed to various levels of political, economic, legal, regulatory and other risks and uncertainties associated with operating in or exporting to foreign jurisdictions. These risks and uncertainties include changes in the laws, regulations and policies governing the production, sale, branding, marketing, and use of cannabis and cannabis-based products; political instability; currency controls; fluctuations in currency exchange rates and rates of inflation; price, export and import controls; land and water restrictions; government policies awarding contracts to local competitors or requiring domestic producers or vendors to purchase supplies from a particular jurisdiction; changes in taxation laws, regulations and policies; restrictions on foreign exchange and repatriation; changing political conditions and governmental regulations relating to foreign investment and the cannabis business more generally.

Failure to comply strictly with applicable laws, regulations and local practices could result in additional taxes, costs, civil or criminal fines or penalties or other expenses being levied on our international operations, as well as other potential adverse consequences such as the loss of necessary permits or governmental approvals or the inability to grow our business in these jurisdictions. Complying with the varying laws of the jurisdictions in which we may choose to expand can be time-consuming, expensive and divert management attention from the rest of our business.

Risks Related to Cannabis Retail Operations Segment and Franchise Operations

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

As a result, the success of our retail business and results of operations is significantly dependent upon the success of our franchisees’ retail cannabis stores and their cooperation with us. Our franchisees' stores may be adversely affected by: declining economic conditions; increased competition in the retail cannabis market; changes in consumer preferences; demographic trends; changes in consumer sentiments towards the use of cannabis products; decreases in consumers’ discretionary income; consumers' willingness to accept product price increases; adverse weather conditions; our reputation, the strength of the Spiritleaf brand and consumer perception of our market position and offerings in terms of quality, price, value and service; consumers' experiences in our retail cannabis stores; and other risk factors related to the operation of cannabis retail stores discussed in this Annual Report, to the extent they apply to such franchisees.

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

Our success in the cannabis retail market depends, in part, on our ability to attract and retain consumers and to establish an adequate consumer base. There are many factors which could impact our ability to attract and retain retail consumers, including but not limited to the ability to continually source a sufficient selection of desirable products, the successful implementation of consumer-acquisition plans, the ability to profitably maintain price points attractive to consumers, the ability to secure leases and open retail stores in locations convenient to consumers, the ability to select a sufficient number of qualified franchisees and such franchisees’ ability to effectively manage retail locations, and the continued growth in the aggregate number of consumers. The failure to acquire and retain consumers would have a material adverse effect on our business, operating results and financial condition.

There is no guarantee that our cannabis retail locations will remain successful and attractive to consumers.

The success of our cannabis retail stores is significantly influenced by the location of each store. There can be no assurance that current locations will continue to be attractive, or that additional locations can be identified and secured, especially as cannabis consumption and related consumer behaviour patterns change. It is possible that the current locations of our cannabis retail stores may cease to be competitive and face declining revenues and profitability in the future as a result of various factors, including the opening of stores by competitors, economic conditions and consumption patterns in the neighbourhoods these locations serve and other reasons. There is also no assurance that future store locations will produce the same results as existing locations. To the extent that we enter into long-term leases for our store locations, our ability to respond in a timely manner to changes in the economic, consumer or retail environment at any location may be limited.

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

Cannabis retailers are dependent on the supply of cannabis products from licensed producers. There can be no assurance that there will be a sufficient supply of cannabis of acceptable quality and at an acceptable price available to us to purchase in order to operate our cannabis retail business or satisfy all of the consumers’ demands. Licensed producers’ growing operations are dependent on a number of key inputs and their related costs, including raw materials and supplies. Any significant interruption or negative change in the availability or economics of the supply chain for key inputs could materially impact licensed producers and, in turn, could have a material adverse effect on our business, results of operations and financial results. Any inability of licensed producers to provide us with sufficient supply of cannabis at acceptable prices as a result of factors that include, but are not limited to, the risks described in this Annual Report that are applicable to our cannabis operations, could have a material adverse effect on our business, financial condition and results of operations.

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

As of the date of this Annual Report, all our cultivation and production activities are conducted at our Olds Facility, Atholville Facility, and Valens facilities, and our licences issued under the Cannabis Act are specific to those facilities. Disruptions at, or adverse changes or developments affecting, our facilities, including municipal rezoning, facility design errors, environmental pollution, equipment or process failures, production errors, disease or infestation of our crops, fires, breakdowns of our sewage system, explosions, power failures, natural disasters or security failures, have had and could in the future have negative impacts on our production, the quality of our products, our reputation in the market and our financial results – any one of which could materially adversely impact our business. For example, a fire at our Olds Facility in December 2018 damaged a portion of our crops and caused some delays in our production cycle. In addition, any failure to comply with regulatory requirements under the Cannabis Act could result in the suspension or termination of our Health Canada licences and could have an adverse impact on our ability to renew such licences.

We are subject to risks inherent in an agricultural business, including the risk of crop failure.

The cultivation of cannabis is an agricultural process. As such, our business is subject to the risks inherent in the agricultural business, including risks of crop failure presented by weather, insects, fire, plant diseases and similar agricultural risks. Although we currently grow our products indoors under climate-controlled conditions, there can be no assurance that natural elements, such as extreme weather, insects and plant diseases, will not partially or completely disrupt our production activities or have an adverse effect on our business. Cannabis plants can be vulnerable to various pathogens including bacteria, fungi, viruses and other miscellaneous pathogens. We have had to dispose of crops in the past due to pathogens. Such instances often lead to reduced crop quality, stunted growth or death of the plant. Moreover, cannabis, including hemp, is “phytoremediative”, meaning that it may extract toxins or other undesirable chemicals or compounds from the ground in which it is planted. Various regulatory agencies have established maximum limits for pathogens, toxins, chemicals and other compounds that may be present in agricultural materials. In addition, we have experienced, and may in the future experience, production issues at our facilities, including poor crop yields, harvests of products with THC concentration that is too low to meet product specifications, fires, floods and contamination of our product by foreign objects. As a result of the foregoing, our products may not be suitable for commercial sale or may be returned to us by our customers, and we may have to destroy the affected portions of our crops.

Significant interruptions in our access to certain key inputs such as labour, raw materials, electricity, water and other utilities may impair our growing operations and materially affect our business.

Our production business is dependent on a number of key inputs and their related costs, including raw materials, supplies and equipment related to our operations, as well as electricity, water and other utilities. Any significant interruption, price increase or negative change in the availability or economics of the supply chain for key inputs and, in particular, rising or volatile energy costs could curtail or preclude our ability to continue production and may have a material adverse impact on our business and results of operations. While we believe we have met all milestones and have made applications for all subsidies, there is no assurance that subsidies will continue or that our outstanding applications will be approved. In addition, our operations could be significantly affected by a prolonged power outage. Furthermore, our cultivation operations require a significant amount of electricity as a result it may be difficult for us to locate areas to construct additional cultivation operations as we grow.

Our ability to compete and grow cannabis is dependent on us having access, at a reasonable cost and in a timely manner, to skilled labour, equipment, parts and components. No assurances can be given that we will be successful in maintaining our required supply of labour, equipment, parts and components.

Our headquarters and our Olds Facility, are in Alberta, a province whose economy has historically relied heavily on the oil and gas industry. During periods of strong oil and gas industry conditions, we may face increased competition for employees, which could harm our ability to attract and retain employees or increase our compensation costs.

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

Our Company relies on consumers’ demand for the alcoholic beverage products it sells in its Alcanna stores. Consumer preferences may shift due to a variety of factors, including changes in demographic or social trends, public health policies, scientific studies and government guidelines about recommended consumption, and changes in leisure, dining and beverage consumption patterns. Even if overall liquor consumption does not decline, shifts in consumer preferences from alcoholic beverage products that are more profitable (for example, high-end wine or the Company’s preferred label products) to those that are less profitable (for example, domestic beer), could materially adversely affect the Company’s business, financial condition, liquidity and results of operations.

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
•
consumer shopping preferences favouring online shopping, resulting in less foot traffic in shopping centres where the Company’s retail liquor stores are located;
•
the increased activity of anti-alcohol consumption groups;
•
a decline in the consumption of alcoholic beverage products as a result of consumers substituting legalized adult-use cannabis or other similar products in lieu of alcoholic beverage products;
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

The Company operates in the highly regulated retail liquor industry in the Provinces of Alberta and British Columbia. The business, operations or licensing of liquor stores may be adversely affected by: (i) new legislation, regulations, rules or bylaws; (ii) changes and court challenges to existing legislation, regulations, rules or bylaws; (iii) new interpretations of existing legislation, regulations, rules or bylaws; or (iv) decisions of the AGLC, the Liquor Control and Licensing Branch of the Province of British Columbia (the “LCRB”), or other governmental authorities (including federal, provincial, municipal, or other local governments or agencies) or applicable courts. Such regulatory changes, interpretations or decisions could increase the cost of operating the Company’s liquor retail business, limit the marketing, sales and other activities in which the Company is permitted to engage, limit the number and types of retail locations the Company can operate, or require the Company to cease operations altogether.

In addition to the foregoing, as a result of the Province of British Columbia’s 2021 renewal of the moratorium on granting new liquor licences for the next ten years, new liquor stores cannot be opened in the province except pursuant to an existing license purchased from another liquor retailer. Growing the Company’s liquor retail network in the Province of British Columbia would, accordingly, require the purchase of existing licenses from other retailers, which may not be available on acceptable terms or at all, which may limit the Company’s ability to profitably expand in this market, resulting a material adverse effect on the Company’s business, financial condition, liquidity, results of operations and prospects.

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

In the Province of Alberta, the Company competes with local single store operators, other local and regional chain operators, and liquor stores associated with national and regional grocery store chains. The current regulatory regime in Alberta limits certain of the potential competitive advantages of large-scale retailers by, among other things, requiring liquor stores to be operated as a separate business, prohibiting the sale of liquor in stores selling other goods and by requiring all retailers to pay the same wholesale price and a uniform “postage stamp” delivery charge. Some municipalities have enacted zoning restrictions that limit the number of liquor store locations by establishing minimum distances of liquor stores to schools, religious establishments, playgrounds, and other areas. The Cities of Edmonton and Calgary have also enacted a “mature neighborhood overlay”, requiring a minimum distance separation between two liquor stores of 500 meters (subject to certain “grandfathering” exceptions) in certain areas of the city. These zoning requirements limit the amount of competitors and competition in general in these municipalities and if they were to be relaxed or eliminated, this could adversely affect the Company’s business, financial condition, liquidity and results of operations.

In the Province of British Columbia, the Company competes with government owned and operated liquor stores, local independent stores and wine stores. A retail liquor store is not permitted to be relocated anywhere within 1.0 kilometers of an existing retail liquor store, or the site of an application to licence a new retail liquor store (subject to certain “grandfathering” exceptions). This arrangement limits the number of competitors who are able to enter into the market. Wine is permitted to be sold inside retail grocery stores in British Columbia as long as the grocery store obtains or owns a licence and complies with the current licensing requirements (including the 1.0 kilometer separation requirements to another liquor store). Prior to July 8, 2019, only BC VQA wines were permitted to be sold in grocery stores; however, in order to comply with the United-States-Mexico-Canada Agreement, the Province of British Columbia now allows imported wine to be sold on grocery store shelves.

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

Success in the highly competitive retail liquor industry is dependent upon consumer perception of a number of factors, including the accessibility, affordability and safety of a company's retail liquor stores. The Company’s reputation, and consequently its brands, may be negatively affected by various factors, several of which may be outside of the Company's control, including, but not limited to, the Company’s ability to maintain prices for its products despite any increases in costs, the quality and safety of alcohol products supplied to the Company and the success of the Company’s branding, marketing and advertising efforts. In addition, thefts and robberies of retail liquor stores in Alberta have become a publicized issue that may deter customers from shopping at the Company’s stores. There can be no assurance that the Company’s efforts to maintain the physical security and safety of its retail locations will be successful, or that future media attention or publicity regarding this issue, and other consumer perceptions, will be favourable to the Company’s retail liquor business. Any unfavourable publicity or consumer perceptions could materially adversely affect the Company’s business, financial condition, liquidity and results of operations.

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

The Company is dependent upon a limited number of distributors for a substantial majority of its products. Specifically, liquor store operators in Alberta are dependent on the Connect Logistics Service warehouse and Brewers Distributor Ltd. for the substantial majority of their products. In British Columbia, liquor store operators are dependent on the BCLDB for the majority of their products. Any significant disruptions in the operations of these distributors, as a result of, for example, a labour disturbance, lack of product supply, pandemics or epidemics (including COVID-19), natural disasters or severe weather events, road or other transportation link closures, acts of crime, war or terrorism, or for any other reason, and a resulting interruption, delay or reduction in supply could materially adversely affect the Company’s business, financial condition, liquidity and results of operations.

In addition, once the Company’s supply enters its inventory, it may be subject to spoilage, breakage or shrinkage. Spoilage, breakage or shrinkage of inventory at levels materially greater than what the Company’s plans or budgets for could have a material adverse effect on the Company’s business, financial condition, liquidity and results of operations.

There is no guarantee that our liquor retail locations will remain successful and attractive to consumers.

The success of our liquor retail stores is significantly influenced by the location of each store. There can be no assurance that current locations will continue to be attractive, or that additional locations can be located and secured, as demographic patterns change. It is possible that the current locations or economic conditions where our liquor retail stores are located could deteriorate in the future as a result of various factors, including the opening of stores by competitors, and that this could result in reduced sales in those locations. There is also no assurance that future store locations will produce the same results as existing locations. To the extent that we enter into long-term leases for our store locations, our ability to respond in a timely manner to changes in the demographic or retail environment at any location may be limited.

Risks Related to our Markets and Industries

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

Because the cannabis industry is in a nascent stage, there is a continuing lack of information about the total addressable market as well as comparable companies available for potential investors to review in deciding whether to invest in us. In addition, the development of the legal cannabis market is dependent on Health Canada and other regulators approving licences for retail stores and other distribution channels in a timely fashion. Any delays in such approvals or other regulatory developments may impact our market and price estimates, which may make it difficult to develop reliable expectations and assumptions. Accordingly, investors should rely on their own estimates regarding the potential size, economics and risks of the cannabis market in deciding whether to invest in our common shares. We have not generated net earnings since our inception and there can be no assurance that we will do so in the future. There can be no assurance that our growth estimates are accurate or that the cannabis market will be large enough for our business to be profitable or to grow as projected.

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

In addition, there is no assurance that the industry and market will continue to exist and grow as currently estimated or anticipated or function and evolve in the manner consistent with management’s expectations and assumptions. We could also be subject to other events or circumstances that adversely affect the cannabis industry, such as the imposition of further restrictions on sales and marketing or further restrictions on sales in certain areas and markets.

The adult-use cannabis market in Canada has experienced, and may in the future experience, supply and demand fluctuations.

Following legalization, there was a shortfall in supply in the Canadian adult-use cannabis market leading to increased prices, increases in out-of-stocks and consumers opting to buy cannabis on the illicit market. We and other licensed producers responded by increasing capacity. The increase in production combined with slower than expected retail store growth has resulted in over-supply in 2020, a trend that has continued into 2021. As inventory levels become greater than consumer demand, we have had to, and may in the future have to, engage in sale of excess inventory at discounted prices or offer promotional pricing to move older product, which could significantly impair operating results and our brand image. Conversely, if we underestimate demand for our products, we may experience inventory shortages, which might delay shipments to customers, reduce revenue, negatively impact customer relationships and diminish brand loyalty. For example, we have experienced shortages and out-of-stocks in our vape products due to supply constraints. In addition, demand for cannabis and cannabis products is dependent on a number of social, political and economic factors that are beyond our control, including the novelty of legalization, which may wear off. A material decline in the economic conditions affecting consumers can cause a reduction in disposable income for the average consumer (as a result of the continuing impact of the COVID-19 pandemic or otherwise), change consumption patterns and result in a reduction in spending on cannabis products or a switch to other products obtained through illicit channels. There can be no assurance that market demand for cannabis will continue to be sufficient to support our current or future production levels or that we will be able to generate sufficient revenue to be profitable.

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

As of March 1, 2023, there were approximately 956 active holders of federal commercial licences issued under the Cannabis Act by Health Canada. Certain of these competitors have longer operating histories and significantly greater financial, production, marketing, research and development and technical and human resources than we do. Some of these competitors have become public companies in the United States or Canada, giving them the ability to raise significant amounts of capital quickly or use their publicly traded equity securities to conduct acquisitions. In addition, like us, many other competitors have established retail locations. As a result, our competitors may be able to bring more and better products to market more quickly than us. Our commercial opportunity in the adult-use market could be reduced or eliminated if our competitors produce and commercialize products for the adult-use market that, among other things, are safer, more effective, more convenient, better quality or less expensive than the products that we produce, have greater sales, marketing and distribution support than our products, enjoy enhanced timing of market introduction and perceived effectiveness advantages over our products and receive more favorable publicity than our products. If our adult-use cannabis products do not achieve an adequate level of acceptance by the adult-use cannabis market, or if our retail stores do not achieve and sustain adequate customer bases, we may not generate sufficient revenue from these operations, and our adult-use cannabis business may not become profitable. We expect that competition in the adult-use cannabis market will become more intense as current and future competitors begin to offer an increasing number of diversified products. As competition increases, we may experience additional downward price pressure on our cannabis products, loss of market share and increased marketing costs. To remain competitive, we will require a continued high level of investment in marketing, sales and client support, and we may not have sufficient resources to maintain such efforts.

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

As a result of changing consumer preferences, many consumer products attain financial success for a limited period of time. Even if our products find success at retail, there can be no assurance that such products will continue to be profitable. Our success will be significantly dependent upon our ability to develop and carry new and improved product lines and adapt to consumer preferences. Even if we are successful in introducing new products or developing our current product offerings, a failure to gain consumer acceptance or to update products and our product offerings could cause a decline in our products’ or our retail stores’ popularity and impair our brand. In addition, we may be required to invest significant capital in the creation of new product lines, strains, brands, marketing campaigns, packaging and other product features, none of which are guaranteed to be successful. Failure to introduce new features and product lines and to achieve and sustain market acceptance could result in us being unable to satisfy consumer preferences and generate revenue.

The legal cannabis industry is in its early stages of development, and it is likely that we, and our competitors, will seek to introduce new products in the future. In attempting to keep pace with any new market developments, we may need to spend significant amounts of capital in order to successfully develop and generate revenues from the new products we introduce. As well, we may be required to obtain additional regulatory approvals from Health Canada and any other applicable regulatory authorities, which may take significant amounts of time. We may not be successful in developing effective and safe new products, anticipating shifts in social trends and consumer demands, bringing such products to market in time to be effectively commercialized, or obtaining any required regulatory approvals, which, together with any capital expenditures made in the course of such product development and regulatory approval processes, may have a material adverse effect on our business and results of operations.

In addition, the patterns of cannabis consumption in Canada may shift over time due to a variety of factors, including changes in demographics, social trends, public health policies and other leisure or consumption behaviors. If consumer preferences for our products or cannabis products move away from our products or cannabis products in general, or if we are unable to anticipate and respond effectively to shifts in consumer behaviors, we may be adversely affected.

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

The vape market is a new market that is still evolving and is subject to significant uncertainty, including as a result of negative press and regulatory scrutiny of vape products in the United States.

We sell vape products in Canada. In Canada, vape products are regulated under the Cannabis Act and associated regulations, and such regulations were drafted prior to reports of vaping-related deaths and illnesses in the United States. As a result, Health Canada or the individual provinces may amend or further review the rules governing vape products and restrict or prohibit sales of such products. For example, the AGLC delayed the legalization of vaping products in Alberta and, currently, vaping products are illegal in Quebec. There can be no assurance that we will be able to meet any additional compliance requirements or regulatory restrictions or remain competitive in the face of unexpected changes in market conditions.

There is a limited history and volume of research on the health effects of vaping, electronic cigarettes and other similar products. If the medical community were to determine that vaping or the use of any of the related products caused or posed a risk of long-term health risks, market demand for these products and their use could materially decline. Such a determination could expose us to litigation and result in increased regulation. Furthermore, vaping products sold on the illicit market that contain harmful chemicals or other ingredients may adversely impact the demand for such products in the legal market and create the perception that such products were dangerous. In addition, regulators may prohibit the sale of vaping products all together or severely restrict their use. A decline in the market demand for our vaping products, product liability claims, and increased regulation could have a material adverse effect on our business.

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

Manufacturers and distributors of consumer goods products are sometimes subject to the recall or return of their products for a variety of reasons, including public health and public safety risks, product defects, such as contamination, adulteration, unintended harmful side effects or interactions with other substances, packaging safety, inadequate or inaccurate labelling disclosure or expiry. Although we have detailed procedures in place for testing our finished products, there can be no assurance that any quality, potency or contamination problems will be detected in time to avoid product returns, recalls, regulatory action or lawsuits, whether frivolous or otherwise. While we have not been subject to a recall to date, if any of the products produced by us are recalled in the future due to an alleged product defect or for any other reason, we could be required to incur the unexpected expense of the recall and any legal proceedings that might arise in connection with the recall. In addition, from time to time, we have had customers return our products alleging, among other things, contamination and failure to meet designated specifications as well as a result of the age of slow-moving products. As a result of any such recall or return, we may lose a significant amount of sales and may not be able to replace those sales at an acceptable margin or at all. In addition, a product recall or return may require significant management attention, expose us to liabilities or damage our reputation and goodwill or that of our products or brands.

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

We currently have, and may expand the scope of, and may in the future enter into, extraction agreements, co-packing agreements, tolling services, joint ventures, licensing arrangements or other relationships with third parties that we believe will complement or augment our existing business and create additional revenue streams, including leasing any unused or excess facility space to other licensed producers. Our ability to complete additional arrangements is dependent upon, and may be limited by, among other things, the availability of suitable candidates and capital. In addition, such third-party arrangements could present unforeseen integration obstacles or costs, may not enhance our business and may involve risks that could adversely affect us, including the investment of significant amounts of management time that may be diverted from operations in order to pursue and complete such transactions or maintain such relationships. Future third-party arrangements could result in the incurrence of debt, costs and contingent liabilities, cross-contamination, damage to our products or facilities and harm to our brand, and there can be no assurance that such future arrangements will achieve, or that our existing arrangements will continue to achieve, the expected benefits to our business or that we will be able to consummate future arrangements on satisfactory terms, or at all.

Our contracts with other licensed producers may expose us to additional costs and negatively impact our results of operations.

We derive a portion of our revenue from sales of cannabis flower and trim to other licensed producers in Canada. Our supply contracts with these other licensed producers contain provisions governing, among other things, the quality and THC-content of the cannabis supplied and the manner, time and place of such delivery. We have in the past experienced issues with such supply agreements, including a legal dispute with one of our customers resulting from our failure to timely deliver the product and the provision of additional product at no cost to another customer due to a disagreement over the THC content of the product supplied. Issues with our contracts, including disagreements with our counterparties and any resulting publicity, and failure to comply with such agreements may have a material adverse impact on our results of operation and business. In addition, we are exposed to the credit risk of the licensed producers to which we sell. If any of our licensed producer-customers were to suffer financial difficulty, including bankruptcy, our business and liquidity may be materially adversely affected.

Our success is dependent on our ability to attract or retain key personnel.

Our success is largely dependent on the performance of our management team and certain key employees, in particular our Chief Executive Officer, Zachary George and other members of our senior management team, as well as our ability to continue to attract, develop, motivate and retain highly qualified and skilled employees. Consequently, the loss of any of those individuals may have a substantial effect on our future success or failure. We do not currently maintain key-person insurance on the lives of any of our key employees. Experienced personnel in the cannabis industry, or personnel with other industry experience transferrable to the cannabis industry, are in high demand and competition for their talents is intense. As a result, we have incurred, and may incur in the future, significant costs to attract and retain employees. Although we have entered into employment agreements with all members of our senior management team, certain terms of those agreements may not be enforceable and, in any event, these agreements do not ensure the continued service of these individuals.

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

Each director and certain key employees of a company that holds a licence for cultivation, processing or sale under the Cannabis Regulations is subject to the requirement to obtain and maintain a security clearance from Health Canada. Certain additional key personnel are also required to obtain and maintain a security clearance. Under the Cannabis Regulations, a security clearance cannot be valid for more than five years and must be renewed before the expiry of a current security clearance. As at December 31, 2022, all of our directors and executive officers have obtained security clearance from Health Canada. There is no assurance that any of our existing personnel who presently or may in the future require a security clearance will be able to obtain or renew such clearances in a timely manner or at all, or that new personnel who require a security clearance will be able to obtain one. A failure by an individual in a key operational position to maintain or renew his or her security clearance could result in a reduction or complete suspension of our operations or loss of our licences. In addition, if an individual in a key operational position leaves us, and we are unable to find a suitable replacement who is able to obtain a security clearance required by the Cannabis Act in a timely manner, or at all, we may not be able to conduct our operations at planned production volume levels or at all. Furthermore, the Cannabis Regulations require us to designate a qualified individual in charge who is responsible for supervising transactions with cannabis, which individual must meet certain educational and security clearance requirements. Moreover, depending on the activity, under current regulations, a qualified person in charge or an individual with security clearance must be physically present in a space where other individuals are conducting activities with cannabis. If our current designated qualified person in charge fails to maintain his security clearance, or if our current designated qualified person in charge leaves us and we are unable to find a suitable replacement who meets these requirements, we may no longer be able to conduct activities with respect to the cultivation, production or sale of cannabis.

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

The parties with whom we do business, or would like to do business, may perceive that they are exposed to reputational risk as a result of our business activities relating to cannabis, which could hinder our ability to establish or maintain business relationships or raise capital. These perceptions relating to the cannabis industry may interfere with our relationship with service providers in Canada and other countries.

Risks Related to Our Investments

We may make investments into equity or debt securities of other companies, or provide credit to other companies, and we may not obtain the anticipated level of return on such investments, or any return at all.

We have made in the past, and intend in the future, to make investments into the equity or debt securities of other companies, including by subscribing to such companies’ common shares, preferred shares, convertible debt or other securities. We may also provide revolving or non-revolving credit facilities or other types of loans to other companies.

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

Any investment we make will be subject to the risks applicable to the business, securities and operations of the company in which we invested, which, if such company is public, will be disclosed in the company’s filings with securities regulators in the applicable jurisdiction. You should read the disclosure of any such risks in the company’s filings to assess the risk profile to which our investments may be subject.

In some circumstances, particularly in connection with an investment in distressed or bankrupt companies, we may be required to bear certain extraordinary expenses, including legal, accounting, valuation and transaction expenses, in order to protect or recover our investments.

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

Cannabis remains illegal under U.S. federal law. Strict enforcement of federal laws regarding cannabis is a significant risk that would likely result in SunStream’s inability to execute its business plan, and may subject us to significant civil or criminal liability and other adverse consequences.

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

Moreover, individuals and entities may violate federal law if they aid and abet another in violating the CSA, or conspire with another to violate the law, and violating the CSA is a predicate for certain other crimes, including money laundering laws and the Racketeer Influenced and Corrupt Organizations Act. To the extent that any of SunStream’s portfolio companies are found to violate the CSA, there can be no assurance that SunStream and/or SNDL would not be found to be in violation of the CSA, money laundering, racketeering or similar laws for financing such companies. If SunStream and/or SNDL are found to violate such laws, it could lead to arrests, criminal charges, forfeiture of property, significant fines and penalties, disgorgement of profits, administrative sanctions, criminal convictions and cessation of business activities, as well as civil liabilities arising from proceedings initiated by either the U.S. government or private citizens, all of which would materially adversely affect our business, financial condition, results of operations and reputation.

We are subject to the risk of possibly becoming an investment company under the Investment Company Act of 1940.

To the extent we hold or acquire equity or debt securities of other companies, or were to be viewed as holding ourselves out or conducting our affairs so as to become an investment company, we run the risk of inadvertently becoming an “investment company” under the Investment Company Act of 1940, as amended (the “Investment Company Act”), which may require us to register as an investment company under the Investment Company Act. Registered investment companies are subject to extensive, restrictive and potentially adverse regulations relating to, among other things, operating methods, management, capital structure, dividends and transactions with affiliates. Registered investment companies are not permitted to operate their business in the manner in which we operate our business, nor are registered investment companies permitted to have many of the relationships that we have with our affiliated companies.

As a company primarily engaged in the businesses of (i) retailing wines, beers and spirits; (ii) operating and supporting corporate owned and franchised retail cannabis stores in Canadian jurisdictions where the private sale of adult-use cannabis is permitted; (iii) producing, distributing, and selling cannabis in Canada; (iv) deploying capital to direct and indirect financing opportunities and partnerships throughout the global cannabis industry; and (v) deploying capital to opportunities in the global cannabis industry, we believe that we are not an investment company under the Investment Company Act. Since we do not believe that we can operate our businesses if we were required to register as an investment company under the Investment Company Act, we may structure our transactions accordingly, Specifically, we may avoid otherwise attractive opportunities which may be available to us, or we may avoid otherwise economically desirable transactions. We may also be compelled to dispose of assets at a time and on a basis that may not be advantageous to us.

In addition, adverse developments with respect to our ownership of certain of current or future assets, including significant appreciation or depreciation in the market value of certain publicly traded holdings, could result in our inadvertently becoming an investment company. If we were to become an investment company without registering, there would be a risk, among other material adverse consequences, that we could become subject to monetary penalties or injunctive relief, or both, in an action brought by the SEC, that we would be unable to enforce contracts with third parties or that third parties could seek to obtain rescission of transactions with us undertaken during the period it was established that we were an unregistered investment company.

Risks Related to our Acquisitions

We may not be able to successfully identify and execute future acquisitions or dispositions or to successfully manage the impacts of such transactions on our operations.

We have in the past, and may in the future, seek strategic acquisitions. Our ability to identify and consummate any future potential acquisitions on terms that are favorable to us may be limited by the number of attractive acquisition targets, internal demands on our resources and, to the extent necessary, our ability to obtain financing on satisfactory terms, if at all. Any such activities may require, among other things, various regulatory approvals, licences and permits and there is no guarantee that all required approvals, licences and permits will be obtained in a timely fashion or at all. Acquisitions, including our recent acquisition of Valens, may expose us to additional risks including: difficulties in integrating administrative, financial reporting, operational and information systems; difficulties in managing newly acquired operations and improving their operating efficiency; difficulties in maintaining uniform standards, controls, procedures and policies through all our operations; difficulties entering into markets in which we have little or no direct experience; difficulties in retaining key employees of the acquired operations; and disruptions to our ongoing business. In addition, future acquisitions could result in the incurrence of additional debt, costs, and contingent liabilities. In the past, we have incurred substantial goodwill impairments related to prior acquisitions. We may also incur costs for and divert management attention to potential acquisitions that are never consummated. For acquisitions that are consummated, expected synergies may not materialize.

We face integration and liability risks in connection with our acquisition strategy, some of which may be unforeseen by us.

Our acquisitions are completed with the expectation that the successful completion of such acquisition will result in increased earnings and cost savings by taking advantage of operating and other synergies to be realized from the integration of the acquired entity. These anticipated benefits will depend in part on whether the acquired entity’s operations can be integrated in an efficient and effective manner. Management may face challenges incorporating the systems and personnel of an acquired entity, such as Valens, including possible unanticipated liabilities, unanticipated costs, the loss of key employees and commercial relationships, the need to revisit assumptions about future revenues, capital expenditures and operating costs, including synergies, and the need to address unanticipated liabilities. As a result of these factors, it is possible that the synergies expected from the combination of our business and that of an acquired entity will not be realized. In addition, integration efforts require substantial management attention and could detract attention from our day-to-day business.

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

Our inability to manage growth effectively could have an adverse effect on our business and financial results.

We recently experienced significant growth in our operations and employee base as a result of several acquisitions, and we may experience acquisition-related and organic growth in the future. We will need to continue to improve our internal systems to address recent and anticipated growth of our business, which we may not be able to do effectively or on a timely basis in order to meet our current growth targets. Our inability to execute our growth strategy, to ensure the continued adequacy of our current systems or to manage our expansion, workforce capital and other resources effectively could have a material adverse effect on our business, financial performance, financial condition and cash flows.

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

General Risks

Our business and financial results could be adversely affected by a number of global conditions which are outside our control.

Certain global conditions which are outside our control, such as economic and geopolitical conditions, acts of violence or war, natural disasters or extreme weather events and the COVID-19 pandemic, could have an adverse effect on our business. For example, as a result of the COVID-19 pandemic, we had been required to extend paid sick leave we offer employees, implement enhanced safety protocols, staffing changes and remote work procedures, all of which had increased our expenses, and we have also experienced delays in shipment of vape cartridge hardware for our products from China. There can be no certainty as to the future impact of the COVID-19 pandemic on the economies and industries in which we operate or on our business and we may again experience such impacts in the future, and may also experience, among other things, short- or long-term facility, retail store and other operational disruptions and closures, production delays and reductions, inability to timely obtain and renew any necessary regulatory permits or licenses, and adverse impacts on consumer demand for our products, any of which could materially adversely affect our business, financial condition and results of operations.

In addition, economic conditions have created, and may continue to create, volatility, uncertainty and economic disruption. The global economy has entered into a period of inflation, higher interest rates and slower economic growth and some regions may experience a recessionary period and we cannot predict how long such conditions may last or what their ultimate impact may be on our business. Global economic conditions may adversely affect our liquidity and financial condition, increase the cost of borrowing and cause credit to become more limited and less available, limit our ability to access financing or increase our cost of financing to meet liquidity needs, all of which could have a material adverse effect on our business, financial condition, financial performance and cash flows. Changes in the general level of economic activity, such as decreases in consumer spending, could result in pricing pressure on our products and a decrease in demand for our services, which would reduce our revenue. Acts of violence or war, including the Russia-Ukraine conflict, may adversely affect worldwide financial markets and could potentially lead to, or exacerbate, an economic recession, which could adversely affect our business, financial performance, financial condition and cash flows.

Further, the risk of cybersecurity incidents has increased in connection with the ongoing Russia-Ukraine conflict. It is possible that these attacks could have collateral effects on critical communications infrastructure and financial institutions globally, which could adversely affect our operations and could increase the frequency and severity of cyber-based attacks against our information technology systems. The proliferation of malware from the conflict into systems unrelated to the conflict, or cyberattacks against companies based in countries that have instituted sanctions against Russia and Belarus, such as Canada, could also adversely affect our results of operations. To the extent the current conflict between Russia and Ukraine adversely affects our business, it may also have the effect of heightening many other risks disclosed in this Annual Report.

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

We may be subject to cyber security risks or other breaches of IT security intended to obtain unauthorized access to our proprietary information or the information of our customers and consumers, destroy data or disable, degrade, hold for ransom, or sabotage these systems through the introduction of computer viruses, fraudulent emails, cyber-attacks and other means, and such breaches could originate from a variety of sources including our own employees or unknown third parties. There can be no assurance that measures implemented to protect the integrity of these systems will provide adequate protection, and any such breach of our IT could go undetected for an extended period of time. A breach of our cyber security measures or the failure or malfunction of any of our computerized business systems, associated backup or data storage systems could cause us to suffer a disruption in one or more parts of our business and experience, including the shutdown of certain of our facilities or retail stores among other things, financial loss, a loss of business opportunities, misappropriation or unauthorized release of confidential or personal information, damage to our systems and those with whom we do business, violations of privacy and other laws, litigation, regulatory enforcement actions and penalties, indemnity obligations, remediation and restoration costs, increased costs to maintain our systems and other possible liabilities. Cyber-security breaches, ransomware attacks, or failures of our information technology systems could have a material adverse effect on our business operations, financial reporting, financial condition and results of operations, and result in reputational damage.

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

Since we have never paid, and, for the foreseeable future, do not anticipate paying, dividends to holders of our common shares, other than the anticipated distribution of Nova shares held by SNDL to reduce the Company’s equity interest in Nova to approximately 19.9%, pursuant to the Nova Transaction (see “—Interests of Management and Others in Material Transactions—Nova Strategic Partnership”,

your only means of receiving any return on an investment in our common shares may be to sell our shares for a price greater than that which you paid for them. Any of the foregoing risks may prevent you from doing so in the foreseeable future or at all, and you may lose some or all of your investment. In addition, while the daily trading volume in our common shares has recently been significant, there can be no assurance that such volume will not decline, perhaps rapidly and substantially, limiting your ability to sell our common shares and make a return on your investment on your desired timeline or at all.

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

We have in the past, and may in the future, sell a substantial number of our common shares, or securities convertible or exercisable into our common shares, in the public market at any time, without approval of existing shareholders, which we are not required to obtain under our articles. Such sales, or the perception in the market that they may occur, could reduce the market price of our common shares rapidly and substantially. Accordingly, you may become unable to resell our shares at a price greater than you paid for them for a long time or at all, and may lose some or all of your investment. The foregoing could also impair our ability to raise capital through the sale of additional equity securities.

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

On August 9, 2021, we were again notified by the Listing Qualifications Department of the Nasdaq that the closing bid price of our common shares for the last 30 consecutive business days from June 25, 2021 to August 6, 2021 did not meet the minimum bid price of US$1.00 per share as set forth in the minimum bid requirement. At that time, we had until February 7, 2022, to regain compliance with the minimum bid requirement. On February 8, 2022, we received a 180-day extension to regain compliance with the minimum bid requirement. As a result, we had until August 8, 2022 to regain compliance with the minimum bid requirement. On July 25, 2022, immediately following the shareholder approval, the board of directors determined to affect a share consolidation on the basis of one post-consolidation common share for every ten pre-consolidation common shares. The share consolidation took effect on July 25, 2022, and the common shares began trading on Nasdaq on a post-consolidation basis beginning on July 26, 2022.

On August 9, 2022, we were notified by Nasdaq that we had regained compliance with the minimum bid requirement as the bid price for our common shares closed at or above US$1.00 per share for the 10 consecutive business days between July 26, 2022 and August 8, 2022.

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

It is not anticipated that any regular dividends will be paid to holders of our common shares for the foreseeable future.

No dividends on our common shares have been paid to date. We anticipate that, for the foreseeable future, we will retain future earnings and other cash resources for the operation and development of our business, other than the anticipated distribution of Nova shares held by SNDL to reduce the Company’s equity interest in Nova to approximately 19.9%, pursuant to the Nova Transaction (see “—Interests of Management and Others in Material Transactions—Nova Strategic Partnership”. Payment of any future dividends will be at the discretion of our board of directors after taking into account many factors, including our earnings, operating results, financial condition and current and anticipated cash needs. In addition, our ability to pay cash dividends on our common shares is limited by the terms of our financing arrangements. As a result, investors may not receive any return on an investment in our common shares unless they are able to sell their shares for a price greater than that which such investors paid for them.

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

Based on the past and projected composition of our income and assets, and the valuation of our assets, including goodwill, there is a significant risk that we may be treated as a passive foreign investment company (“PFIC”), for the taxable year ending December 31, 2022, and we can make no assurances in this regard with respect to the current taxable year or any future taxable years. The determination of whether or not we are a PFIC is made on an annual basis and will depend on the composition of our income and assets, from time to time. Specifically, for any taxable year, we will be classified as a PFIC for U.S. federal income tax purposes if either: (i) 75% or more of our gross income in that taxable year is passive income, or (ii) the average percentage of our assets by value in that taxable year which produce or are held for the production of passive income is at least 50%. The calculation of the value of our assets is expected to be based, in part, on the quarterly market value of our shares, which is subject to change.

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

Item 4. Information on the Company

A.
History and development of the company.

SNDL was incorporated under the Business Corporations Act (Alberta) (the “ABCA”) on August 19, 2006. On July 22, 2019, we filed articles of amendment to effect a 1 to 1.6 share split. On August 1, 2019, our common shares commenced trading on the Nasdaq under the symbol “SNDL”. On July 25, 2022, our shareholders approved a special resolution amending the articles of SNDL to change the name of the Company from “Sundial Growers Inc.” to “SNDL Inc.” and to complete the consolidation of the issued and outstanding common shares on a basis to be determined by our board of directors, subject to certain conditions. On July 26, 2022, our board of directors approved the consolidation of the issued and outstanding common shares on a 10:1 basis, which became effective on the same day. On January 1, 2023, SNDL amalgamated with our wholly-owned subsidiary, Alcanna, under the ABCA to form the currently existing corporation. We have twenty-five direct and indirect subsidiaries.

Our headquarters and principal executive offices are located at #300, 919 – 11 Avenue SW, Calgary, Alberta, Canada, T2R 1P3 and our registered office is located at 4000 – 421 7 Avenue SW, Calgary, Alberta, Canada, T2P 4K9. Our phone number is +1 (403) 948-5227. Our website is www.sndlgroup.com. The information on or accessible through our website is not part of and is not incorporated by reference into this Annual Report, and the inclusion of our website address in this Annual Report is only for reference.

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

Business dispositions

Bridge Farm

On February 22, 2019, the Company, through its wholly-owned subsidiary, Sundial UK Limited, signed a Sale and Purchase Agreement to acquire all the issued and outstanding shares of Project Seed Topco (together with its subsidiaries, “Bridge Farm”). The acquisition closed on July 2, 2019. Bridge Farm was acquired to expand the Company’s business to CBD extraction and production, subject to certain regulatory, licensing and other restrictions, to launch CBD sales in the United Kingdom. At December 31, 2019, the Company recorded a goodwill impairment based on significant delays and uncertainties in the licensing and regulatory framework in the United Kingdom. As part of the negotiations with the Company’s senior lenders regarding a December 31, 2019 covenant breach and restructuring of its credit agreements, the Company was required to enter into a definitive sale and purchase agreement related to the sale of Bridge Farm.

On May 15, 2020, the Company entered into an agreement to sell all of the outstanding shares of Bridge Farm to a company affiliated with the former management sellers that were parties to the original acquisition (the “Bridge Farm Purchaser”) in exchange for (i) the assumption by the Bridge Farm Purchaser of $45 million of the total $115 million principal amount outstanding under the secured credit agreement (thereby reducing the Company’s obligations thereunder to $70 million), (ii) the assumption by the Bridge Farm Purchaser of contingent consideration liabilities related to the additional share obligation and remaining earn out obligation under the original Bridge Farm acquisition agreement dated July 2, 2019, and (iii) the cancellation of approximately 2.7 million SNDL common shares (value of $3.0 million), representing all of the shares currently held by the management sellers of Bridge Farm issued in connection with the original acquisition of Bridge Farm by the Company in 2019 (collectively, the “Bridge Farm Disposition”). The sale of Bridge Farm closed on June 5, 2020.

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

Pathway Rx

On March 23, 2021, the Company’s equity interest in its subsidiary, Pathway Rx Inc. (“Pathway”), decreased from 50% to 25%, resulting in a loss of control. The Company decreased its equity interest in connection with amending the licence agreement that provides for use of Pathway’s intellectual property. The licence agreement was amended to terminate the quarterly fixed payments.

Business acquisitions

Inner Spirit

On May 5, 2021, the Company and Inner Spirit announced that they had entered into an arrangement agreement pursuant to which the Company acquired all of the issued and outstanding common shares of Inner Spirit (the “Inner Spirit Transaction”). The Inner Spirit Transaction closed on July 20, 2021.

The Inner Spirit Transaction consideration was comprised of:

(i)
an aggregate $92.6 million cash ($0.30 in cash for each Inner Spirit common share);
(ii)
an aggregate 2.4 million SNDL common shares valued at $26.2 million based on the fair value of each common share of the Company on the closing date (0.00835 of a SNDL common share for each Inner Spirit common share); and
(iii)
contingent consideration valued at $1.2 million representing the fair value of Inner Spirit warrants.

The acquisition of Inner Spirit has led to the establishment of a retail operations segment that comprises the sale of adult-use cannabis through wholly owned and franchise retail cannabis stores. Inner Spirit is a retailer and franchisor of Spiritleaf adult-use cannabis stores across Canada, with a network that includes more than 100 franchised and corporate-owned locations.

Alcanna

On October 7, 2021, the Company announced that it had entered into an arrangement agreement with Alcanna pursuant to which the Company would acquire all of the issued and outstanding common shares of Alcanna by way of a statutory plan of arrangement (the “Alcanna Transaction”). The Company and Alcanna amended the arrangement agreement in respect of the Alcanna Transaction on January 6, 2022, and the Alcanna Transaction closed on March 31, 2022. Alcanna holds an approximate 63% equity interest in Nova Cannabis Inc. (“Nova”), a Canadian cannabis retailer. The Company is deemed to control Nova for accounting purposes due to the level of its equity ownership interest and, consequently, Nova’s results are included in the financial statements of the Company with the interests not owned by the Company shown as non-controlling interest through equity.

The Alcanna Transaction consideration was comprised of:

(i)
an aggregate $54.3 million cash ($1.50 in cash for each Alcanna common share), and
(ii)
an aggregate 32.1 million SNDL common shares valued at $287.1 million based on the fair value of each common share of the Company on the closing date (0.885 of a SNDL common share for each Alcanna common share).

The Alcanna Transaction constituted a “significant acquisition” within the meaning of Canadian securities laws and the Company filed a business acquisition report under the Company’s profile on SEDAR in respect of the Alcanna Transaction on June 14, 2022.

Zenabis

On November 1, 2022, the Company announced that, in the context of proceedings pursuant to the Zenabis Group’s (as defined below) filing under the Companies’ Creditors Arrangement Act (“CCAA”), it had successfully acquired all of the assets of the business of the Zenabis Group, subject to certain exclusions, (the “Zenabis Business”), pursuant to an approval order of the Québec Superior Court (the “Quebec Court”).

The order of the Quebec Court approved the acquisition by a wholly owned subsidiary of SNDL of all issued and outstanding shares of Zenabis Ltd., a corporation resulting from the amalgamation of select Zenabis entities (collectively, the “Zenabis Group”), as part of the consideration for the senior secured debt of the Zenabis Group due to the SNDL subsidiary. Zenabis Ltd. owns all of the Zenabis Business, free and clear of any encumbrances except certain permitted encumbrances (namely the security of the wholly owned subsidiary of SNDL, which was preserved).

Valens

On August 22, 2022, the Company and Valens announced that they had entered into an arrangement agreement (the “Valens Arrangement Agreement”) pursuant to which the Company would acquire, subject to Valens’ shareholder approval and customary closing conditions, all of the issued and outstanding common shares of Valens, other than those owned by SNDL and its subsidiaries, by way of a statutory plan of arrangement (the “Valens Transaction”). Concurrently with the execution of the Valens Arrangement Agreement, the Company assumed Valens’ non-revolving term loan facility from its then-existing lender, and amended and restated the related credit agreement to provide for a $60.0 million non-revolving term loan facility with a maturity date of December 15, 2023 and an interest rate of 10% per annum (the “Valens Facility”). As Valens is now a wholly-owned subsidiary of the Company, the Valens Facility became inter-company debt following closing of the Valens Transaction. The Valens Transaction closed on January 17, 2023.

The Valens Transaction consideration was comprised of (i) the assumption of Valens’ $60 million non-revolving term loan facility from its then-existing lender as described above, and (ii) an aggregate 27.6 million SNDL common shares valued at $84.0 million based on the fair value of each common share of the Company on the closing date (0.3334 of a SNDL common share for each Valens common share).

Valens is a manufacturer of cannabis products providing proprietary cannabis processing services, in addition to product development, manufacturing, and commercialization of cannabis consumer packaged goods. Valens products are formulated for the medical, health and wellness, and adult-use consumer segments. Valens also distributes medicinal cannabis products to Australia through its subsidiary Valens Australia. Additionally, Valens manufactured, distributed and sold a wide range of CBD products in the United States through its subsidiary, Green Roads, Inc. (“Green Roads”), prior to the Valens Transaction. Green Roads filed for bankruptcy in the United States on March 6, 2023.

Superette

On February 7, 2023, the Company announced that, in the context of the Superette Group’s (as defined below) proceedings under the CCAA, it had successfully closed the Superette Transaction (as defined below) contemplated by the agreement of purchase and sale dated August 29, 2022 (as amended and restated on December 12, 2022) (the “APS”) and the approval and vesting order issued by the Ontario Superior Court of Justice (Commercial List) on December 20, 2022.

The Superette Group sells cannabis and non-cannabis branded merchandise and has furthered its market exposure and brand awareness through private-label cannabis offerings. Pursuant to the APS, certain of the Superette entities, including Superette Inc. and Superette Ontario Inc. (“Superette Ontario”) (collectively, the “Superette Group”), have sold their right, title and interest in (i) the five Superette retail locations within Toronto and Ottawa; (ii) the intellectual property rights related to the Superette brand (the “Superette IP”); and (iii) the shares of Superette Ontario (collectively, the “Superette Transaction”).

Pursuant to applicable laws and regulatory considerations, SNDL directed that the shares of Superette Ontario be transferred to Spirit Leaf Ontario Inc. (“SLO”). SNDL has entered into an option agreement with SLO to purchase all of the issued and outstanding shares of Superette Ontario if certain conditions are met, including compliance with regulatory considerations. The retail locations and intellectual property rights were transferred to Superette Ontario to assist in operating the retail locations and the Superette IP was transferred to SNDL directly. Certain of the Superette IP is being licensed by SNDL to SLO to allow it to use the Superette brand in the retail locations.

Capital expenditures

Olds Facility

Capital expenditures in 2022 totaled $3.5. million and mainly related to machinery and equipment.

Capital expenditures in 2021 totaled $1.4 million and mainly related to infrastructure.

Capital expenditures in 2020 totaled $2.3 million and mainly related to buildings and infrastructure. The Olds Facility is complete and fully licensed for cannabis cultivation, processing and sale by Health Canada. In addition, the Company completed and operates a 20,000 square foot processing facility.

Merritt Facility

Our facility in Merritt, British Columbia (the “Merritt Facility”), which was intended to serve as the primary production facility of the Company’s BC Weed Co. brand, was sold in April 2022 for proceeds of $3.5 million.

There were no capital expenditures with respect to the Merritt Facility in 2022 or 2021.

Capital expenditures in 2020 were a recovery of $1.2 million relating to refunds of provincial hydro and utility deposits.

Clay Lake Facilities

Capital expenditures in 2020 totaled $4.4 million mainly related to the construction and development of the second phase of the facility in Clay Lake, prior to disposition of the entire facility as part of the Bridge Farm Disposition (see “Business dispositions—Bridge Farm” above).

See “Management’s Discussion and Analysis of Financial Condition and Results of Operations” filed herewith as Exhibit 15.1 for information about significant financing transactions.

B.
Business overview.

Our Company

SNDL is a public company whose shares are traded on the Nasdaq under the symbol “SNDL”.

The principal activities of the Company are (i) the retailing of wines, beers and spirits under the Wine and Beyond, Liquor Depot and Ace Liquor retail banners, (ii) the operation and support of corporate owned and franchised retail cannabis stores in Canadian jurisdictions where the private sale of adult-use cannabis is permitted, under the Value Buds and Spiritleaf retail banners, (iii) the production, distribution and sale of cannabis in Canada pursuant to the Cannabis Act through a cannabis brand portfolio that includes Top Leaf, Sundial Cannabis, Palmetto, Spiritleaf Selects and Grasslands; and (iv) deployment of capital to direct and indirect investments and partnerships throughout the global cannabis industry. The Cannabis Act regulates the production, distribution, and possession of cannabis for both medical and adult-use access in Canada.

The Company’s reportable segments are organized by business line and comprised of four reportable segments: liquor retail, cannabis retail, cannabis operations, and investments. Liquor retail includes the sale of wines, beers and spirits through wholly owned liquor stores. Cannabis retail includes the private sale of adult-use cannabis through wholly owned and franchise retail cannabis stores. Cannabis operations include the cultivation, distribution and sale of cannabis for the adult-use market and medical markets in Canada. Investments include the deployment of capital to investment opportunities. Certain overhead expenses not directly attributable to any operating segment are reported as “Corporate”.

Our Industry

Liquor

We are currently serving the liquor industry in Alberta and British Columbia, as a retailer of wines, beers and spirits. The supply and distribution of alcoholic beverages in Canada is regulated primarily by provincial legislation and is subject to policy changes that may positively or negatively impact our business, operations, financial condition, liquidity or results of operations. Regulations generally require, among other things, the licensing of retail store outlets, the separation of liquor from other types of products and a prohibition on sales to minors or intoxicated persons.

In Alberta, liquor retail sales are conducted by private industry only. In British Columbia, liquor retail sales are conducted by both private industry and provincial government-owned stores.

Adult-use Cannabis

We are currently serving the adult-use cannabis industry in Canada and abroad, as a cannabis producer, retailer, exporter and investor in other businesses in the global cannabis industry (directly or through our SunStream joint venture). In October 2018, Canada became the first major industrialized nation to legalize adult-use cannabis at the federal level. On October 17, 2019, the Canadian government has amended the Cannabis Regulations and Schedules to the Cannabis Act, to permit the production and sale of cannabis edibles, extracts and topicals by holders of federal licences specific for these product classes. Products in the new classes were made available for sale to provincially or territorially authorized distributors beginning in December 2019.

In 2022, we have also begun exporting dried cannabis flower products to Israel, in partnership with IM Cannabis Corp., and, following our business combination with Valens in January 2023, we have begun exporting medical cannabis products to Australia through Valens’ subsidiary, Valens Australia. We expect that additional countries will also legalize adult-use cannabis, creating the opportunity for us to serve the adult-use market in those other countries in the future, although we cannot predict whether or when this will occur.

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

Furthermore, although we do not currently have plans to address the U.S. CBD market in the near term, U.S. federal legislation has legalized hemp-derived CBD products, subject to certain conditions, including compliance with state and federal regulations.

Our Liquor Retail Operations

Liquor retail operations are comprised of convenience-focused liquor stores and destination/large-format stores. Product selection throughout the various brands is tailored to each location. The Company operates its convenience format liquor stores in Alberta primarily under the brand names Liquor Depot and Ace Liquor. The Company operates its destination/large-format stores in Alberta and British Columbia under the brand name Wine and Beyond with a significantly expanded product selection compared to the convenience format stores.

Production and Services

The Company’s stores offer a large selection of wine, spirits, coolers, liqueurs, beer and specialty products. Product selection is individually tailored to store banners, neighbourhoods and formats. In convenience-focused stores, product selection varies between 1,000 and 4,000 wine, spirit, cooler and beer items, which management believes is a larger product selection and inventory than the industry average. The Wine and Beyond large-format “destination” stores offer over 10,000 items. New and preferred label varieties and products arrive at the Company’s stores throughout the year.

Specialized Skill and Knowledge

The Company strives to provide high-quality customer service through its employees who are highly knowledgeable in each liquor category to best serve the Company’s customers. Staff are trained to have strong product knowledge that is shared with customers. The Company endeavours to maintain product knowledgeable managers, assistant managers and line staff through frequent seminars and training.

Competitive Conditions

In all jurisdictions in which the Company operates, the liquor retail market is competitive and ownership of private liquor retail stores is fragmented. Grocery chains such as Real Canadian Superstore, Sobeys, Costco and Safeway Canada also compete in the Alberta liquor retail market.

Strategic markets

Management’s primary strategy is to focus on urban centres including the Calgary and Edmonton metropolitan areas. The Company believes that urban centres provide the best opportunities for larger per-store revenues and likelihood of population increases. While the Company’s focus is primarily on urban centres, it also has many stores in smaller urban centres where demographic and economic conditions warrant. This includes communities with resource-based economies such as Fort McMurray, Alberta and Grand Prairie, Alberta.

Store locations

Our liquor retail business model is based on highly visible and accessible store locations. The Company endeavours to locate its liquor retail stores in areas where access to customers is maximized, such as near grocery stores or on main arteries in or near residential areas.

Store design and format

The Company generally designs its stores to optimize traffic flow and present its products in a welcoming environment.

Economies of scale

The Company’s leading market position and large-scale operations (relative to most other industry participants) provide it with a number of competitive advantages, including: the benefit of operating efficiencies relative to non-liquor expenses (including finance, marketing, human resources and corporate), and greater access to capital.

Cycles

The liquor retail industry is subject to seasonal variations and timing of holidays, relative to the Company’s interim periods. Historically, the Company’s sales have been lowest in the first quarter and increase each quarter thereafter, with the last quarter typically generating the highest sales due to the holiday season.

Economic Dependence

The Company is not substantially dependent on any individual retail liquor store, licence, or lease.

Our Cannabis Retail Operations

Retail operations comprise the private sale of adult-use cannabis through corporate-owned and franchised retail cannabis stores under the “Spiritleaf” retail banner. Spiritleaf aims to be the most knowledgeable and trusted source of adult-use cannabis by offering a premium consumer experience and quality curated cannabis products.

Since the legalization of adult-use cannabis on October 17, 2018, Inner Spirit has built a strategic portfolio of 105 corporate-owned and franchised Spiritleaf retail cannabis stores in five provinces across Canada. SNDL acquired Inner Spirit on July 20, 2021.

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

Specialized Skill and Knowledge

All aspects of the Company’s retail operations, whether it is the operation of retail cannabis stores, the sale of cannabis and cannabis accessories, the sale of franchises, the ongoing support of franchisees or otherwise, require specialized skills and knowledge. Such skills and knowledge include, among other things, knowledge on franchising, cannabis, cannabis products and accessories, retail, real estate, consumer goods, customer service and the sale of adult-use cannabis in Canada.

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

Vertically integrated competitors

Certain competitors in the retail cannabis industry are also licensed producers that are able to produce the products sold at retail stores. Such companies are generally well capitalized and have an established operating history in Canada and may have significant scale and international operations. At the time of this Annual Report, vertically integrated companies are able to compete directly with the Company and its franchise partners in the Alberta and Saskatchewan markets. However, they are subject to regulatory operating restrictions in the major markets of British Columbia and Ontario that are likely to significantly limit their ability to compete directly with the Company and its franchise partners in those jurisdictions.

Existing retailers

These competitors generally have an existing business with some kind of retail footprint (in liquor sales, cannabis accessories sales, or otherwise) and have already entered or are potentially entering the private retail cannabis market as a growth opportunity. These competitors may also be well capitalized with established retail operations in Canada.

Government retailers

The Company and its franchise partners also face competition from government wholesalers that sell directly to consumers online such as the Ontario Cannabis Store in Ontario. In British Columbia, the Company’s franchise partners face additional direct competition from the government in the form of government-owned retail stores.

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

Intangible Properties

The Company aims to be the most knowledgeable and trusted source of adult-use cannabis by offering a premium consumer experience and quality curated cannabis products. To achieve that, the Company focuses on associating its brand with high quality product selections and a customer-first experiences. The Company recognizes the importance of its retail brand on its success and its competitiveness in the retail cannabis industry, and the need to protect and enhance its value. In an effort to protect and expand its brand, the Company has applied for, or has received, Canadian trademark protections for certain of its marks. The Company has also applied for United States trademark protections for certain of its marks.

Seasonality

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

Our Cannabis Operations

SNDL currently produces and markets cannabis products for the Canadian adult-use market. The Cannabis Act provides provincial, territorial and municipal governments with the authority to prescribe regulations regarding retail and distribution of adult-use cannabis. As such, the distribution model for adult-use cannabis differs from province to province. Some provinces have government-run retailers, while others have government-licensed private retailers, and some have a combination of the two. All of the Company’s sales are conducted according to the applicable provincial and territorial legislation and through applicable local agencies. The Company has established supply agreements with ten Canadian provinces and has a distribution network that covers 98% of the national adult-use cannabis industry.

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

SNDL’s operations cultivate cannabis using an individualized “room” approach, in approximately 448,000 square feet of total available space in Olds and approximately 380,000 square feet of total space in Atholville. SNDL is headquartered in Calgary, Alberta, with operations in Olds, Alberta, and Atholville, New Brunswick.

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

Economic Dependence

The Company’s supply contracts with the various Canadian provinces are a critical element of the Company’s current revenues. If any larger Canadian provinces change the material terms of such agreement or otherwise alter the supply arrangement with the Company, such a change may have a material adverse effect on the Company’s revenue. See “Risk Factors — Risks Related to Cannabis Operations Segment — We currently sell, and expect to continue to sell, a significant share of our product to provincial governments through supply contracts that may not generate orders as expected or which may not be renewed.”

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

In the United States, SunStream has provided lending services to cannabis businesses in the form of secured debt and hybrid debt and derivative instruments. SNDL, through its involvement in the SunStream joint venture, is classified as having indirect ancillary involvement in the U.S. marijuana industry as referenced in CSA Staff Notice 51-352, which states that ancillary involvement arises when an issuer provides goods and/or services not limited to financing, branding, recipes, leasing, consulting or administrative services to third parties who are directly involved in the U.S. marijuana industry.

Cannabis (or, as referred to in the United States, marijuana) is illegal under U.S. federal law and the enforcement of relevant U.S. laws poses a significant risk to the results of our operations and financial results. For further information about the risks related to U.S. federal laws and regulations with respect to SunStream’s operations, see “Item 3D. Risk Factors—Risks related to our investments—Cannabis remains illegal under U.S. federal law. Strict enforcement of federal laws regarding cannabis is a significant risk that would likely result in SunStream’s inability to execute its business plan and may subject us to significant civil or criminal liability and other adverse consequences”. The risk of federal enforcement and other risks associated with the Company’s business are described in “Item 3D—Risk Factors”.

The Company’s involvement in SunStream could have an undetermined impact on the Company’s ability to access both public and private capital.

The Company’s balance sheet exposure is limited to its equity-investment in SunStream of $519.3 million at December 31, 2022, and its share of loss of equity-accounted investees of $43.0 million for the year ended December 31, 2022.

Legal advice has been obtained by SunStream and the Company regarding applicable U.S. federal and state law in relation to SunStream’s business.

The Company is not aware of any of the businesses of recipients of SunStream services being in non-compliance with applicable licensing requirements and the regulatory framework enacted by the U.S. states in which they operate.

SunStream’s investment committee, which includes SNDL’s Chief Executive Officer, is responsible for evaluating investment and financing opportunities encompassing secured debt, hybrid securities and distressed debt and equity targeting the global cannabis industry.

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
•
Investments in shares, warrants or other equities, convertible debt securities, derivatives, swaps, options or futures
•
Other investments, subject to board approval

Regulatory Framework in Canada

Alberta Liquor Industry

The Alberta Liquor Retail Regulatory Environment

Alberta is the only Canadian province with a fully privatized liquor retail industry.

The AGLC regulates the liquor retail business pursuant to the Gaming, Liquor and Cannabis Act (Alberta) (“GLCA”) and the Gaming, Liquor and Cannabis Regulation (“GLCR”). Licenses to operate liquor retail stores must be renewed annually and are issued by the AGLC. The GLCA does not restrict the total number of outlets or the areas where they may be located. Specific store locations, however, may be subject to regulation through local and municipal by-laws and zoning requirements. AGLC inspectors regularly conduct inspections of liquor stores to ensure operations are in compliance with licensing requirements.

Alberta Liquor Store Operations

Liquor store operations in Alberta are free to set their own retail prices, including selling at or below the wholesale cost, and may adjust prices based on the customer, the amount of the sale or any other factor determined relevant by the store operator.

In addition to selling alcoholic beverages, liquor stores may also sell certain related items, such as soft drinks and other drink mixes, ice, de-alcoholized beverages, glassware and other accessories, although the sale of such items may not exceed ten percent (10%) of total sales. Liquor stores may sell liquor to other liquor stores, other licensed premises (e.g., lounges, restaurants, pubs, taverns, etc.) and special event license holders. Liquor stores may also sell special event licenses for private functions and may provide delivery service. A liquor store in Alberta must either be a freestanding building or, if it is in a building in which there are other businesses, it must have its own entrance and exit, its own receiving and storage area, and a wall between the liquor store and any other business. A liquor store cannot be operated within the same commercial development as an existing non-liquor store business owned by the licensee if the existing business is larger than 929 square meters (10,000 square feet) unless certain requirements are met, including a separate building envelope. In that case, the premises for the liquor store must be physically separated and subject to approval by the AGLC.

A person may own more than one liquor store and/or other certain licensed premises, and operate them under the same or different names. While liquor stores must normally store their own liquor products on site, the AGLC may approve a separate warehouse to enable a liquor retail store licensee to serve multiple liquor stores operated by the licensee. Liquor manufacturers or agents for manufacturers may not hold licenses in liquor stores (subject to certain exceptions for off sales).

Alberta Liquor Supply

The AGLC is the sole importer of liquor products into Alberta. Liquor stores must purchase liquor products at wholesale prices through the AGLC warehouse, from a manufacturer authorized by the AGLC to warehouse and distribute liquor products, or from other liquor stores. A number of domestic beers may be purchased from the AGLC by placing orders with the respective brewery. Breweries may set minimum order quantities for delivery service. Liquor stores are required to pay for products ordered before they are released from the warehouse.

The Company obtains wine, spirits and imported beer from Connect Logistics Services Inc. (“CLS”), which operates from its main warehouse in St. Albert, Alberta and carries approximately 19,000 products. We obtain domestic beer from the three other licensed Alberta warehouse companies: (i) Brewers Distributor Ltd., which warehouses and distributes beer products for Molson Canada and Labatt Brewing Company Limited in Edmonton and Calgary; (ii) Big Rock Breweries Inc., which distributes its products from its brewery/warehouse in Calgary; and (iii) Sleeman Breweries Ltd., which warehouses and distributes its products from a warehouse in Calgary.

The AGLC operates a consignment system of inventory management, where the ordering, consolidation, shipment and ownership of inventory are the responsibility of the manufacturers and/or agents representing the manufacturers. In order to import liquor into Alberta, manufacturers must use a liquor agent registered with the AGLC. Manufacturers and/or their agents determine which products will be sold in Alberta and are responsible for promoting and marketing their products to retailers.

Alberta Liquor Wholesale and Delivery Pricing Systems

The AGLC requires that there be one wholesale price quoted for each product and prohibits individual retailers from negotiating discounts with liquor suppliers. Supplier price changes are permitted on a biweekly basis. Approximately every two to four months, licensed manufacturers offer discounts through limited time offers (“LTO”), primarily on spirits and wine. The Company achieves savings and obtains a competitive advantage over competitors by using its cash flow and warehousing capabilities to purchase larger volumes at the discounted LTO prices and managing inventories to maintain stock until the next LTO, a practice known as “bridge buying”.

The AGLC imposes a flat mark-up that is added to the supplier’s quoted price and is levied in dollars per litre and varies by product class. The warehouse storage, handling, order processing and distribution charges are paid to the warehouse operator.

Wholesale prices for products shipped from CLS’ warehouse are available when the order is a minimum of 25 cases. Customers must also pay order processing and distribution charges based on: (i) delivery schedule (urgent or regular); (ii) pickup or delivery; and (iii) the number of cases ordered. Suppliers are charged for warehouse handling and storage. Wholesale prices are also available for beer purchased directly from a number of Alberta breweries that brew, warehouse and distribute their own products to retailers. The individual breweries set minimum order quantities. The AGLC collects the wholesale price from the purchaser and, in turn, remits to the brewer its portion of the wholesale price.

A “postage stamp” delivery system applies for the delivery of liquor products from the warehouse, which means that the delivery charge per case shipped from CLS’ warehouse is the same no matter where in Alberta the receiving store is located. A similar system exists for purchases of beer from certain beer manufacturers that are licensed to operate warehouses in Alberta.

Alberta Liquor Advertising and Promotion

Advertising is permitted in any medium, but is subject to restrictions imposed by advertising policy guidelines contained in the terms and conditions of the licenses issued by the AGLC as well as by the Canadian Radio-Television Telecommunications Commission (“CRTC”). The common owner/operator of a liquor store and another non-liquor business may not conduct cross-market or co-operative advertising or promotions between the liquor store and the other business or company but can if not commonly owned. There are further limits on co-operative advertising between a liquor store and affiliated non-liquor business or a liquor store and a manufacturer. The consequence of this rule is that liquor retailers who are owned by grocers cannot cross market. Notwithstanding the foregoing, effective July 15, 2020, the GLCR was amended to allow liquor store operators who own or operate another business to maintain a customer loyalty program that recognizes purchases made in each of the businesses. The practical result is that liquor retailers who are owned by grocers can now offer their customers loyalty rewards, at their grocery stores and their liquor stores, and make them redeemable at both businesses.

Subject to restrictions in the advertising policy guidelines contained in the terms and conditions of the licenses issued by the AGLC, liquor stores are permitted to promote specific brands of liquor within their stores by such means as in-store tastings, displaying brand posters or banners, giving away small value items with brand logos and holding contests.

Generally, a liquor store may give away merchandise it otherwise is not permitted to sell, other than liquor or food, to promote the store, provided the merchandise identifies the store and is not given to the store by suppliers. A liquor store may give away merchandise it is permitted to sell, with or without store identification. Suppliers’ promotional activities must be directed to store customers and may not benefit the store owner directly.

British Columbia Liquor Industry

The British Columbia Liquor Retail Regulatory Environment

The Province of British Columbia regulates the importation, distribution and retailing of liquor through the Liquor Control and Licensing Act (British Columbia) and the Liquor Distribution Act (British Columbia). The Liquor and Cannabis Regulation Branch enforces the Liquor Control and Licensing Act and the BCLDB enforces the Liquor Distribution Act (British Columbia). Liquor store licences may only be issued to residents of British Columbia who normally reside in the province, which includes a corporation whose agent or manager is a resident of, and normally resides in, the province.

In November of 2007, the Province of British Columbia extended indefinitely a moratorium initially imposed in 2002 on new retail liquor store licences. Anyone wishing to enter the market must acquire a licence from an existing private operator. As a result, the number of private industry stores, government-owned stores and independent wine stores has remained relatively stable at approximately 871 stores since then.

British Columbia Liquor Store Operations

In British Columbia, privately-owned retail liquor stores may set their own prices for products, subject to the minimum price for each product established by the BCLDB. All government-owned liquor stores and rural agency stores charge an identical price for the same product throughout the province, and all government-owned, private and rural, liquor stores pay the same wholesale price for alcohol. The wholesale pricing model provides that “licensed retail stores” and government-owned liquor stores purchase product from the government wholesaler at the same price.

In addition to beer, wine, cider, coolers, liqueurs and spirits, a privately-owned retail liquor store may sell liquor-related items such as glasses, bottle openers and corkscrews and, in most cases, other goods such as soft drinks and other drink mixes, tobacco, confectionary goods and British Columbia lottery tickets.

If a privately-owned retail liquor store is located on the same property as a primary liquor establishment, the two establishments may share a common lobby but must have full-height walls between them and separate entrances. If a privately-owned retail liquor store is not located on the same property as the primary establishment, it may not appear to be part of any other business in close proximity to it. Customers must enter the retail liquor store via a public thoroughfare such as a street or mall entrance and not through any other business.

The regulatory regime in British Columbia permits limited alcohol sales from grocery stores; either: (i) with a retail liquor store licence as a “store within a store”; or (ii) the sale of wine on dedicated shelf space within a licensed grocery store.

Licensees are permitted to store liquor in secure, off-site locations, subject to approval of the regulator.

British Columbia Liquor Supply

Licensed liquor retailers purchase most of their products from the BCLDB, the sole importer of liquor products into British Columbia. Private liquor retailers are also able to purchase British Columbia wine directly from the wineries and to purchase domestic beer from Brewers Distributor Ltd. Privately-owned retail liquor stores must purchase all other liquor products directly from the BCLDB. The

BCLDB sources and purchases products from suppliers and manufacturers in British Columbia and in other provinces and countries, and distributes sourced products through distribution centers in Vancouver and Kamloops.

British Columbia Liquor Wholesale Pricing

In British Columbia, public and private liquor retailers purchase liquor products from the government wholesaler at the same price. Liquor retailers, including government-owned liquor stores, purchase their product from the BCLDB at a common wholesale price. Previously, different retailers operated with different discounts based off the government-owned liquor stores’ display price.

The BCLDB offers month-long LTOs and three-month long temporary price reductions with a limited time frame to purchase. As in Alberta, the Company strives to achieve savings by purchasing larger volumes at the discounted prices and managing inventories to maintain stock until the next discount.

British Columbia Liquor Advertising and Promotion

Advertising is permitted subject to restrictions imposed by advertising policy guidelines under the Liquor Control and Licensing Act (British Columbia) and the CRTC. Liquor advertising may include the prices and brands of liquor available (including pricing specials) and licensees may enter into agreements with liquor manufacturers to promote and feature their products. Advertisements that encourage intoxication or target minors are prohibited, among other rules.

Canadian Cannabis Industry

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

On October 17, 2018, the Cannabis Act, together with its accompanying regulations, including the Cannabis Regulations and the IHR and, together with the Cannabis Regulations (the “Regulations”) came into force. The Regulations, among other things, outline the rules for the legal cultivation, processing, research, testing, distribution, sale, importation and exportation of cannabis in Canada, including the various classes of licences that can be granted, and set standards for cannabis products.

Pursuant to the regulatory framework, each province and territory in Canada is also permitted to adopt its own laws governing the distribution, sale and consumption of cannabis and cannabis accessory products within the province or territory. See “— Provincial and Territorial Regulatory Framework for Adult-Use Cannabis” below.

Given that the Cannabis Act and the Regulations were only recently enacted and are still developing, the impact of the regulatory framework on our business is uncertain. See “Risk Factors — Risks Related to Cannabis Regulation and Legal Proceedings”. Cannabis for adult use only recently became legal in Canada. As a result, the industry and the regulations governing the industry are rapidly developing, and if they develop in ways that differ from our expectations, our business and results of operations may be adversely impacted.

Adult-Use Cannabis

The Cannabis Act provides a licensing and permitting scheme for the cultivation, processing, research, testing, distribution, sale, importation and exportation of cannabis for non-medicinal use (i.e., adult use), that were implemented by regulations promulgated under the Cannabis Act.

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

Part 14 of the Cannabis Regulations set out the regime for medical cannabis following legalization, which is substantively the same as the ACMPR with adjustments to create consistency with rules for non-medical use, improve patient access, and reduce the risk of abuse within the medical access system. Patients who have the authorization of their healthcare provider continue to have access to cannabis under the Cannabis Act and Cannabis Regulations, either purchased directly from a federally licensed entity under the Cannabis Act and the Cannabis Regulations, or by registering to produce a limited amount of cannabis for their own medical purposes or designating someone to produce cannabis for them in the manner prescribed.

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

As at December 31, 2022, all of our directors and executive officers have obtained security clearance from Health Canada. Failure by an individual in a key operational position to maintain or renew his or her security clearance could result in a reduction or complete suspension of our operations. See “Risk Factors — Risks Related to Our Employees, Partners and Third Parties — Our success is dependent on our ability to attract or retain key personnel”.

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

Limits are also imposed on the use of colors, graphics, and other special characteristics of packaging. For example, all-over packaging wraps must be clear, and the interior surface and exterior surface of any container in which a cannabis product is packaged must be one uniform color. Cannabis package labels must include specific information, such as (i) product source information, including brand name, the class of cannabis and the name, phone number and email of the licensed processor or cultivator, (ii) mandatory warnings, including rotating health warning messages on Health Canada’s list of standard health warnings; (iii) the Health Canada standardized cannabis symbol; and (iv) information specifying THC and CBD content. Amendments to the Cannabis Regulations effective as of October 17, 2019, impose additional packaging and labelling requirements for all classes of cannabis.

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

Retail-distribution models vary nationwide from one province and territory to another. All Canadian provinces and territories have implemented mechanisms for the distribution and sale of cannabis for adult-use purposes within their jurisdictions. Quebec, New Brunswick, Nova Scotia and Prince Edward Island have adopted government-run models for retail and distribution. Ontario, British Columbia, Alberta, Manitoba and Newfoundland have adopted hybrid models, with some aspects, including stores, distribution and /or online retail being government-run, (subject to certain exceptions for private online sales), while allowing for private retail. Saskatchewan has implemented a private retail system. Yukon, Northwest Territories and Nunavut have adopted a model that resembles their government-run liquor distribution model. However, New Brunswick has introduced plans to incorporate privately owned cannabis retail stores into its permitted distribution model. As the laws continue to evolve, and the distribution models mature, there is no assurance that provincial and territorial legislation enacted for the purpose of regulating adult-use cannabis will remain the same or otherwise continue to allow, or be conducive to, our business model. Differences and changes in provincial and territorial regulatory frameworks could result in, among other things, increased compliance and supply costs.

Municipal and regional governments may also choose to impose additional requirements and regulations on the sale of adult-use cannabis, adding further uncertainty and risk to our business. Municipal by-laws may restrict the number of adult-use cannabis retail outlets that are permitted in a certain geographical area, or restrict the geographical locations wherein such retail outlets may be opened. See “Risk Factors — Risks Related to Cannabis Regulation and Legal Proceedings — Any failure on our part to comply with applicable regulations could prevent us from being able to carry on our business, and there may be additional costs associated with any such failure.”

As of the date of this Annual Report, we believe we are in compliance in all material respects with the Cannabis Act and the Regulations, and all other applicable Canadian federal and provincial laws and regulatory requirements relating to cannabis, with the exception of obtaining security clearance from Health Canada for certain of our executive officers and directors, which we are working to obtain. In addition, our directors, officers and certain other key employees are subject to security regulations due to the nature of our industry, which may make it more difficult for us to attract, develop and retain talent. See “Risk Factors — Risks Related to Our Employees, Partners and Third Parties — Our success is dependent on our ability to attract or retain key personnel.”

C.
Organizational structure.

Below, and attached as Exhibit 8.1 to this Annual Report, is the list of our subsidiaries as at December 31, 2022, each of which is directly or indirectly wholly-owned by SNDL unless otherwise indicated.

Subsidiaries	Principal activity	Jurisdiction of incorporation	Equity ownership	Non-controlling interest ("NCI")
KamCan Products Inc.	Inactive	British Columbia, Canada	100%	0%
Sundial Deutschland GmbH	Inactive	Germany	100%	0%
2657408 Ontario Inc.	Operations	Ontario, Canada	100%	0%
NGBA-BC Holdings Ltd.	Operations	British Columbia, Canada	100%	0%
Sundial Insurance (Bermuda) Ltd.	Operations	Bermuda	100%	0%
Inner Spirit Holdings Ltd.	Operations	Alberta, Canada	100%	0%
Spirit Leaf Inc.	Operations	Alberta, Canada	100%	0%
Spirit Leaf Corporate Inc.	Operations	Alberta, Canada	100%	0%
Spirit Leaf Ontario Inc. (1)	Operations	Ontario, Canada	0%	100%
Zenabis Ltd.	Operations	Alberta, Canada	100%	0%
Alcanna Inc.	Operations	Canada	100%	0%
Liquor Stores GP Inc.	Operations	Alberta, Canada	100%	0%
Liquor Stores Limited Partnership	Operations	Alberta, Canada	100%	0%
Canadian Liquor Retailers Alliance GP Inc.	Operations	Alberta, Canada	100%	0%
Nova Cannabis Inc.	Operations	Alberta, Canada	63%	37%
Nova Cannabis Stores GP Inc.	Operations	Alberta, Canada	63%	37%
Nova Cannabis Stores Limited Partnership	Operations	Alberta, Canada	63%	37%
Nova Cannabis Analytics GP Inc.	Operations	Alberta, Canada	63%	37%
Nova Cannabis Analytics Limited Partnership	Operations	Alberta, Canada	63%	37%
Alcanna Cannabis Stores Finance Ltd.	Operations	Alberta, Canada	63%	37%
YSS SK Cannabis Inc.	Operations	Alberta, Canada	63%	37%
2472573 Alberta Inc.	Operations	Alberta, Canada	63%	37%
Sweet Tree Modern Apothecary Ltd.	Operations	Alberta, Canada	63%	37%
YSS Cannabis Corp.	Operations	Alberta, Canada	63%	37%
2102012 Alberta Ltd.	Operations	Alberta, Canada	63%	37%
(1)
This entity may be considered to be “controlled” by the Company solely for the purposes of IFRS, but the entity is not controlled by the Company within the meaning of applicable corporate law. For the purposes of IFRS, control of this entity is determined by the Company being exposed to variable returns and having the ability to affect those returns through its power over the entity.
D.
Property, plants and equipment.

Information regarding our material tangible fixed assets is as follows:

	Olds, Alberta	Atholville, New Brunswick	Kelowna, British Columbia	Kelowna, British Columbia	Bolton, Ontario
Format	Indoor Modular	Indoor	Indoor	Indoor	Indoor
Primary Purpose	Cultivation and Extraction	Cultivation and Extraction	Extraction and Manufacturing	Manufacturing	Manufacturing
Capital expenditures to December 31, 2022	$186.5 million	$nil	N/A	N/A	N/A

Facility size at December 31, 2022 (Sq. Ft.)	448,000	380,000	74,000	7,800	32,000
Production Capacity at December 31, 2022	71 million grams	46 million grams	18 million units	3 million units	7 million units
Utilized Capacity at December 31, 2022	36 million grams	9 million grams	12 million units	1 million units	1 million units

During the year ended December 31, 2022, the Company disposed of its Rocky View facility for proceeds of $3.9 million.

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

Item 4A. Unresolved Staff Comments

None.

Item 5. Operating and Financial Review and Prospects

A.
Operating Results

Refer to the “Management’s Discussion and Analysis of Financial Condition and Results of Operations” attached to this Annual Report as Exhibit 15.1 filed herewith for a discussion of our financial condition and results of operations as of and for the year ended December 31, 2022 as compared to the year ended December 31, 2021.

A discussion of our financial condition and results of operations as of and for the year ended December 31, 2021 as compared to the year ended December 31, 2020 can be found in “Management’s Discussion and Analysis of Financial Condition and Results of Operations” filed as Exhibit 15.1 to our annual report on form 20-F for the year ended December 31, 2021, filed with the SEC on April 28, 2022.

B.
Liquidity and Capital Resources

For a discussion of liquidity and capital resources as of and for the year ended December 31, 2022 as compared to December 31, 2021, refer to the sections entitled “Cash Flow Summary” and “Liquidity and Capital Resources” in the “Management’s Discussion and Analysis of Financial Condition and Results of Operations” attached to this Annual Report as Exhibit 15.1

A discussion of liquidity and capital resources as of and for the year ended December 31, 2021 as compared to December 31, 2020, can be found in the sections entitled “Cash Flow Summary” and “Liquidity and Capital Resources” in “Management’s Discussion and Analysis of Financial Condition and Results of Operations” filed as Exhibit 15.1 to our annual report on form 20-F for the year ended December 31, 2021, filed with the SEC on April 28, 2022.

C.
Research and Development, Patents and Licences, etc.

See “Item 4.B—Business Overview” above.

D.
Trend Information

See “Item 4.B—Business Overview—Our Industry” and the section entitled “Strategy & Outlook” in the “Management’s Discussion and Analysis of Financial Condition and Results of Operations” attached to this Annual Report as Exhibit 15.1.

E.
Off-Balance Sheet Arrangements

None.

Item 6. Directors, Senior Management and Employees

A.
Directors and senior management.

The following table sets forth certain information regarding our directors and executive officers as of the date of this Annual Report. The terms of office of each of our directors expires on the date of the next annual meeting of our shareholders. The business address for our directors and executive officers is c/o SNDL Inc., #300, 919 – 11 Avenue SW, Calgary, Alberta, Canada T2R 1P3.

Name, Province or State and Country of Residence	Age	Position/Title
Zachary George	45	Chief Executive Officer and Director
Connecticut, USA

James Keough	59	Chief Financial Officer
Alberta, Canada

Ryan Hellard	34	Chief Strategy Officer
British Columbia, Canada

Tyler Robson	32	President, Cannabis
British Columbia, Canada

Tank Vander	45	President, Liquor Retail
Alberta, Canada

Marcie Kiziak	43	President, Cannabis Retail
Alberta, Canada

Robbie Madan	44	Chief Information Officer and Digital Officer
Alberta, Canada

Deanna Garand	40	Vice President, Human Resources
Alberta, Canada

Greg Mills (1)	60	Non-Executive Chairman and Director
Ontario, Canada

Gregory Turnbull (1)	68	Director
Alberta, Canada

Bryan Pinney (1)	70	Director
Alberta, Canada

Lori Ell (1)	56	Director
Alberta, Canada

Frank Krasovec (1)	78	Director
Texas, USA
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

Biographical Information Regarding Our Directors and Executive Officers

Zachary George – Chief Executive Officer and Director

Mr. George joined SNDL as director in November 2019 and was appointed Chief Executive Officer in January 2020. Mr. George has spent more than 15 years evaluating catalyst-based investment opportunities across the capital structure of North American companies with a focus on real assets. Mr. George has worked in a management capacity, including as a chief executive officer, with numerous corporate boards to turn around operations, affect corporate action and implement governance policies to maximize shareholder value.

James Keough – Chief Financial Officer

Mr. Keough joined SNDL as Chief Financial Officer in May 2018. Mr. Keough began his career with KPMG and Ernst & Young in Canada and Europe. Prior to joining SNDL, he was a tax and finance consultant as a Chartered Professional Accountant for two and a half years. Prior to that role, he served for 20 years as Chief Financial Officer of a diversified private company with operations in energy, real estate and hospitality. Mr. Keough holds a Bachelor of Commerce degree from the University of Calgary. He holds CPA, CA and CPA (Illinois, USA) designations.

Ryan Hellard – Chief Strategy Officer

Mr. Hellard joined the Company as the Chief Marketing and Product Officer in March 2018 and was appointed Chief Strategy Officer on June 1, 2021. From 2012 and until joining SNDL, he held increasingly senior roles, including as President, at AppColony, an agency that develops marketing strategies and digital solutions for Canadian companies. Mr. Hellard completed a Bachelor of Commerce degree at the University of Calgary.

Tyler Robson – President, Cannabis

Mr. Robson joined the Company as President, Cannabis in January 2023 subsequent to the Valens acquisition. Mr. Robson was Chief Executive Officer of Valens from May 2017 to January 2023. Prior to being appointed Chief Executive Officer in May 2017, Mr. Robson served as Chief Operating Officer. Mr. Robson attended the University of Saskatchewan, graduating with a Bachelor of Science degree.

Tank Vander – President, Liquor Retail

Mr. Vander joined the Company as President, Liquor Retail in April 2022 subsequent to the Alcanna acquisition. Prior to the acquisition of Alcanna, Mr. Vander was President, Liquor Retail at Alcanna from 2020 to 2022. Mr. Vander was Chief Executive Officer of the Canadian Liquor Retailers Alliance Limited Partnership from 2019 to 2020 and Chief Executive Officer of Ace Liquor Corporation from 2013 to 2018.

Marcie Kiziak – President, Cannabis Retail

Mrs. Kiziak joined the Company as President, Cannabis Retail in April 2022 subsequent to the Alcanna acquisition. Prior to the acquisition of Alcanna, Mrs. Kiziak was President, Nova Cannabis from January 2020 to March 2022. Mrs. Kiziak was Senior Vice President, Human Resources at Alcanna from February 2018 to January 2020. Prior to joining Alcanna, Mrs. Kiziak was a Human Resource Consultant at Compass Management Consulting from July 2017 to February 2018. Mrs. Kiziak holds a Bachelor of Management degree from the University of Lethbridge.

Robbie Madan – Chief Information Officer and Digital Officer

Mr. Madan joined the Company as Chief Information Officer and Digital Officer in March 2022 subsequent to the Alcanna acquisition. Prior to the acquisition of Alcanna, Mr. Madan served as Senior Vice President and Chief Information Officer at Alcanna since 2020. From 2014 until 2020, he held increasingly senior roles, including as Senior Vice President, Business Technology and Director, IT Business Applications at Alcanna. Mr. Madan holds a Bachelor of Science degree from the University of Alberta.

Deanna Garand – Vice President, Human Resources

Mrs. Garand joined the Company as the Vice President of Human Resources in April 2022 subsequent to the Alcanna acquisition. Prior to the acquisition of Alcanna, she spent four years with Alcanna in a role of HR Director and Vice President of Human Resources. Prior to joining Alcanna, Mrs. Garand spent 13 years practicing Human Resources within the Industrial Construction/Oil and Gas industry. Ahead of her career in Human Resources, she spent three years in jewelry retail management aboard cruise ships. Mrs. Garand holds a Bachelor of Commerce degree from St. Mary’s University, in Halifax Nova Scotia.

Greg Mills – Non-Executive Chairman and Director

Mr. Mills joined our board of directors in June 2019. Mr. Mills has 34 years of experience in capital markets, including 20 years with RBC Dominion Securities Inc. Mr. Mills has extensive leadership experience, having served as managing director of RBC Capital Markets’ Global Equities division and on RBC Capital Markets’ Spending and Global Risk committees. Mr. Mills is currently a director of Frontier Lithium Inc. and was previously a director of RBC USA Holdco Corporation. Mr. Mills holds a Bachelor of Science degree in geology from the University of Windsor.

Gregory Turnbull – Director

Mr. Turnbull joined our board of directors in October 2018. Mr. Turnbull is a former partner in the Calgary office of McCarthy Tétrault LLP. He has worked as a lawyer since 1980, having held a variety of roles with firms including Gowlings LLP, Donahue LLP and

MacKimmie Matthews. In addition to being a director of the Company, Mr. Turnbull is a director of Sleeping Giant Capital Corporation. Throughout his career, Mr. Turnbull has served as an officer or director of many other public and private companies. He is a member of the Law Society of Alberta, the Canadian Bar Association and the Calgary Bar Association. He holds a Bachelor of Arts degree (with honors) from Queen’s University and a Bachelor of Law degree from the University of Toronto. He was chair of the board of Alberta Health Services and has also previously been chair of the Calgary Zoo.

Bryan D. Pinney – Director

Mr. Pinney joined our board of directors in December 2019. Mr. Pinney was a partner with Deloitte between 2002 and 2015. He served as Calgary Managing Partner from 2002 through 2007, as National Managing Partner of Audit & Assurance from 2007 to 2010, and Vice-Chair until 2015. Prior to joining Deloitte, Mr. Pinney was a partner with Andersen LLP and served as Calgary Managing Partner from 1991 through May of 2002. Mr. Pinney is currently a Board Member with TransAlta Corporation, serving on their Audit and HR Compensation Committees. He is also the lead Board Director for North American Construction Group Ltd., and a director of one private company. Previously, Mr. Pinney served as Chair of the Board of Governors of Mount Royal University and on numerous other non-profit boards. He is a Fellow of the Institute of Chartered Accountants, a Chartered Business Valuator and is a graduate of the Ivey Business School at the University of Western Ontario with an honours degree in Business Administration. He is also a graduate of the Canadian Institute of Corporate Directors.

Lori Ell – Director

Ms. Ell joined our board of directors in July 2021. Ms. Ell has over 25 years of broad-based executive experience working with multi-billion dollar, start up, and midmarket companies in diverse industries including food manufacturing and technology. Her most recent position is President of Growing Ideas, a business consulting practice located in Calgary, Alberta. Ms. Ell sits on the board of directors of the Sawridge Group and Tall Grass Ventures. She is a director on two Canadian Federal Departmental Audit Committees – Crown-Indigenous Relations and Northern Affairs Canada and Indigenous Services Canada. Previously, Ms. Ell served as chair of the board of AgJunction Inc., where she previously held interim president and chief executive officer roles. Ms. Ell has also served on a number of other retail and food processing boards. From 2004 to 2012, Ms. Ell was the President of Agristar Inc., an agri-food manufacturing company. Prior thereto, Ms. Ell was Chief Financial Officer for Quortech Solutions Ltd. a technology company. Ms. Ell is a Certified Public Accountant, holds a Bachelor or Management degree and holds an ICD.D designation from the Institute of Corporate Directors.

Frank Krasovec – Director

Mr. Krasovec joined our board of directors in January 2023. Mr. Krasovec is an experienced entrepreneur who has founded companies in multiple industries, including media/telecommunications, promotional products, energy products and services and real estate development and management. Mr. Krasovec is currently the CEO of Norwood Investments, a position he has held for over forty years, and is also co-founder and chairman of DPC Dash which owns and operates approximately 600 Domino’s Pizza stores in China, since inception in 2011. Mr. Krasovec co-founded TopGolf China and Southeast Asia, a golfing and entertainment complex in 2016, and has been a director and on the executive committee since 2019. Mr. Krasovec is also an advisor to Hidden Star, a professionally managed fund that will invest in minority and woman owned businesses. Mr. Krasovec currently serves on the boards of Southwestern University and the Austin Theater Alliance. Mr. Krasovec received his MBA degree from Ohio University in 1966 and his bachelor’s degree in business from Ohio University in 1965.

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

We currently offer our executive officers, including our NEOs, cash compensation in the form of base salary and annual short-term incentives that will reward participants for the achievement of pre-established corporate, team and individual goals and objectives. From time to time, our board of directors may also grant discretionary cash bonuses to our executives to reward them for exemplary performance. Long-term annual incentives may consist of stock options, performance share units and/or RSUs.

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

Long-Term Equity Incentives

Stock Option Plan and Restricted and Performance Share Unit Plan

The SNDL Inc. Stock Option Plan (the “Option Plan”) and SNDL Inc. Restricted and Performance Share Unit Plan (the “RSU Plan”) each provide eligible participants with compensation opportunities that will support the achievement of the Company’s performance objectives, align the interests of eligible participants with those of the Company’s shareholders, and attract, retain and motivate eligible participants critical to the long-term success of the Company and its subsidiaries.

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

Summary Compensation Table

Our named executive officers (“NEOs”) for the fiscal year ended December 31, 2022 were our Chief Executive Officer, Zachary George, Chief Financial Officer, James Keough, former President and Chief Operating Officer, Andrew Stordeur, Chief Strategy Officer, Ryan Hellard and Chief Information Officer and Digital Officer, Robbie Madan. For the fiscal year ended December 31, 2022, the aggregate compensation and benefits accrued or paid to our then serving executive officers for services in all capacities was $11,543,130, and the aggregate compensation paid to each of our NEOs is set forth below:

Name and Principal Position	Year	Salary (1)	Share-based Awards (2)	Option-based Awards (3)	Annual Incentive Plans	All Other Compensation (4)	Total Compensation (5)
Zachary George (6)	2022	$700,000	$6,303,168	$—	$899,675	$7,404	$7,910,247
Chief Executive Officer and Director

James Keough	2022	$450,000	$679,413	$—	$100,000	$5,432	$1,234,845
Chief Financial Officer

Andrew Stordeur (7)	2022	$400,000	$590,922	$—	$80,000	$6,861	$1,077,783
Former President and Chief Operating Officer

Ryan Hellard	2022	$250,000	$590,922	$—	$50,000	$4,469	$895,391
Chief Strategy Officer

Robbie Madan (8)	2022	$191,250	$105,578	$—	$—	$128,036	$424,864
Chief Information Officer and Digital Officer
Notes:

(1)
Represents the base salary paid in Fiscal 2022.
(2)
All share-based awards were granted pursuant to the RSU Plan in the form of RSUs. The fair-value of the share-based awards shown were calculated by multiplying the total number of units granted to each NEO on the grant date by the closing price of the Company’s common shares on the trading day immediately preceding the grant date.
(3)
No option-based awards were granted in Fiscal 2022.
(4)
None of our NEOs are entitled to perquisites or other personal benefits which, in aggregate, are worth over $50,000 or over 10% of their base salary.
(5)
All monetary amounts in this table are in CAD$ unless otherwise specified.
(6)
Mr. George’s salary is in USD.
(7)
Mr. Stordeur left the Company effective January 13, 2023.
(8)
All compensation amounts for Mr. Madan are for the period March 30, 2022 to December 31, 2022.

The table below shows the incremental payments that would be made to our NEOs under the terms of their employment agreements upon the occurrence of certain events:

Name and Principal Position	Event	Severance (1)	Option-based Awards (2)	Other Payments (1)	Total Compensation (1)
Zachary George	Termination without cause	$1,400,000	$—	$21,000	$1,421,000
Chief Executive Officer and Director	Termination and change of control	$1,400,000	$—	$21,000	$1,421,000

James Keough	Termination without cause	$900,000	$—	$9,750	$909,750
Chief Financial Officer	Termination and change of control	$450,000	$—	$9,750	$459,750

Andrew Stordeur	Termination without cause	$800,000	$—	$12,000	$812,000
Former President and Chief Operating Officer	Termination and change of control	$800,000	$—	$12,000	$812,000

Ryan Hellard	Termination without cause	$500,000	$—	$7,500	$507,500
Chief Strategy Officer	Termination and change of control	$500,000	$—	$7,500	$507,500

Robbie Madan	Termination without cause	$500,000	$—	$7,500	$507,500
Chief Information Officer and Digital Officer	Termination and change of control	$—	$—	$—	$—

Notes:

(1)
Mr. George’s severance, other payments and total are in USD.
(2)
All option-based awards were out-of-the money, based on the December 31, 2022 price of US$2.09 (CAD$2.83) per common share.

Outstanding Option-Based Awards and Share-Based Awards

The following table sets out information on the outstanding warrants and other option-based awards held by each of our NEOs as at December 31, 2022:

Name and Principal Position	Number of common shares underlying unexercised option-based awards	Exercise price (USD)	Expiration date	Value of unexercised in-the-money option-based awards (1)
Zachary George	—	$—	—	$—
Chief Executive Officer and Director

James Keough	8,000	$29.69	August 14, 2023	$—
Chief Financial Officer	10,800	29.69	August 1, 2024	—
	16,000	62.50	April 1, 2027	—
	7,500	8.33	May 27, 2030	—

Andrew Stordeur	3,840	$6.25	March 1, 2023	$—
Former President and Chief Operating Officer	3,840	6.25	March 1, 2024	—
	11,520	6.25	August 1, 2024	—
	16,000	62.50	January 11, 2027	—
	10,000	8.33	May 27, 2030	—
	19,200	6.25	5 years from vest date	—
	19,200	31.25	5 years from vest date	—

Ryan Hellard	3,840	$6.25	March 1, 2023	$—
Chief Strategy Officer	3,840	6.25	March 1, 2024	—
	11,520	6.25	August 1, 2024	—
	16,000	62.50	January 11, 2027	—
	10,000	8.33	May 27, 2030	—
	19,200	6.25	5 years from vest date	—
	19,200	31.25	5 years from vest date	—

Robbie Madan	—	$—	—	$—
Chief Information Officer and Digital Officer

Notes:

(1)
All option-based awards were out-of-the money, based on the December 31, 2022 price of US$2.09 (CAD$2.83) per common share.

The following table sets out information on the outstanding share-based awards held by each of our NEOs as at December 31, 2022:

Name and Principal Position	Number of common shares underlying unvested share-based awards		Value of share-based awards that have not vested (2)	Value of vested share-based awards not distributed (3)
Zachary George	RSUs:	733,333	$5,726,957	$—
Chief Executive Officer and Director	DSUs:	—	$—	$91,153

James Keough	RSUs:	74,453	$520,789	$—
Chief Financial Officer

Andrew Stordeur	RSUs:	60,500	$474,002	$—
Former President and Chief Operating Officer

Ryan Hellard	RSUs:	58,600	$459,516	$—
Chief Strategy Officer

Robbie Madan	RSUs:	16,250	$52,789	$—
Chief Information Officer and Digital Officer

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

Incentive Plan Awards – Value Expected to be Vested or Earned During the Year

The following table sets out, for each of our NEOs, the value of the option-based awards and share-based awards that vested in accordance with their terms as of December 31, 2022:

Name and Principal Position	Option-based awards - Value Vested During 2022 (1)	Share-based Awards - Value Vested During 2022 (2)
Zachary George	$—	$3,625,891
Chief Executive Officer and Director

James Keough	$—	$352,494
Chief Financial Officer

Andrew Stordeur	$—	$391,747
Former President and Chief Operating Officer

Ryan Hellard	$—	$358,142
Chief Strategy Officer

Robbie Madan	$—	$52,789
Chief Information Officer and Digital Officer

Notes:

(1)
The option-based awards held by each of our NEOs that vested during 2022, altogether were 57,166 awards, were out-of-the money, based on the December 31, 2022 price of US$2.09 (CAD$2.83) per common share.
(2)
The value of the share-based awards that vested during 2022 were calculated by multiplying the total number of units that vested by the closing price of the Company’s common shares on the trading day immediately preceding the grant date.

Employment Agreements

The Company has entered into employment agreements with each of our NEOs. The material terms of the employment agreements are discussed below.

Zachary George, Chief Executive Officer

The Company may terminate Mr. George at any time, without cause, and the Company will be required to provide him with his accrued but unpaid annual base salary, pay for accrued and unused vacation and business expenses up to the termination date (the “Accrued Obligations”), plus (i) termination notice of two years (which may be provided as pay in lieu of notice), (ii) a lump sum payment in lieu of benefits equivalent to 3% of his annual base salary, and (iii) any unvested stock options or RSUs will immediately vest on the termination date. The receipt of the separation package is conditioned on Mr. George’s execution of a release of claims.

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

Andrew Stordeur, Former President and Chief Operating Officer

Pursuant to Mr. Stordeur’s employment agreement, the Company could terminate Mr. Stordeur at any time without cause and the Company would have been required to provide him with his Accrued Obligations, plus (i) termination notice of two years (which may be provided as pay in the form of base salary in lieu of notice), (ii) a lump sum payment in lieu of benefits equivalent to 3% of his annual base salary, and (iii) all of his outstanding performance warrants immediately vest on the cessation date. Additionally, subject to the terms of the applicable equity plan and of any applicable agreement, any issued but unvested stock options, simple warrants and performance warrants previously granted to Mr. Stordeur immediately vest on the cessation date. The receipt of the separation package is conditioned on Mr. Stordeur’s execution of a release of claims.

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

Mr. Stordeur left the Company effective January 13, 2023.

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

Robbie Madan – Chief Information Officer and Digital Officer

The Company may terminate Mr. Madan at any time without cause and the Company will be required to provide her with his Accrued Obligations, plus (i) pay in lieu of notice of 24 months, calculated on the basis of annual base salary and target STIP for the applicable of the 24 month period which is being provided as pay in lieu, plus (ii) 3 % of his annual base salary in lieu of benefits, plus (iii) ii) a portion of the Participant’s unvested RSUs and related dividend share units will vest as of the termination date. The percentage which will vest will be determined by a fraction, the numerator of which is the number of days that have elapsed from the grant date up to and including the termination date, and the denominator of which is the number of days from the grant date up to and including the original vesting date and shall be settled as soon as practicable following the termination date.

The receipt of the separation package is conditioned on Mr. Madan's execution of a release of claims and resignation as an officer and director.

Mr. Madan’s employment agreement also contains the Restrictive Covenants.

Director Compensation

Our board of directors, on the recommendation of our compensation committee, is responsible for reviewing and approving any changes to the directors’ compensation arrangements. The aggregate of compensation and benefits in kind, accrued or paid to our directors in the year ended December 31, 2022 for services in all capacities was $350,000.

In consideration for serving on our board of directors, each director, other than directors who are employees of the Company (the “Excluded Directors”), is paid an annual cash retainer of $75,000.

In addition, to reflect the additional workload required in respect of special projects performed, Mr. George was entitled to receive 50,000 warrants (subsequently amended to an entitlement to 50,000 stock options in accordance with the Option Plan, in equal installments on, March 31, 2020, June 30, 2020, September 30, 2020, December 31, 2020, March 31, 2021, June 30, 2021, September 30, 2021, December 31, 2021, March 31, 2022 and June 30, 2022). The unvested portion of Mr. George’s compensation as a director in the form of stock options was cancelled for no consideration when he became Chief Executive Officer on January 29, 2020. Since becoming our Chief Executive Officer, Mr. George has not received additional compensation for his director services.

In addition, on May 28, 2020, to reflect the additional workload and responsibilities of our board of directors in recognition for their contributions in the restructuring of the Company, and the closing of the following transactions: (i) the sale of Bridge Farm, (ii) a new Credit Agreement with senior lenders, (iii) the issuance of a new second lien security to SAF, and (iv) a new capital infusion of at least $10 million, Mr. Mills received 60,000 deferred share units with an aggregate value of $710,222, Mr. Turnbull received 20,000 deferred share units with an aggregate value of $236,741, Ms. Cannon received 20,000 deferred share units with an aggregate value of $236,741, and Mr. Pinney received 8,500 deferred share units with an aggregate value of $100,615. With respect to all of these deferred share units, half of each deferred share unit granted were vested as of the time of grant, and the remaining half became vested as of December 31, 2020.

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

In addition, on February 16, 2021, a discretionary DSU allocation was granted. Mr. Mills received 50,000 deferred share units with an aggregate value of $1,321,944, Mr. Turnbull, Ms. Cannon, and Mr. Pinney each received 25,000 deferred share units with an aggregate value of $660,972. With respect to all of these deferred share units, half of each deferred share unit granted vested as of June 15, 2021, and the remaining half vested as of December 15, 2021.

In accordance with the May 28, 2020 board resolution, Messrs Pinney and Turnbull and Ms. Ell each received $225,000 in deferred share units and $75,000 cash compensation for the 2022 calendar year. Mr. Mills received $575,000 in deferred share units and $125,000 cash compensation for the 2022 calendar year.

In addition, on December 23, 2022, a discretionary DSU allocation was granted. Mr. Mills received 414,838 deferred share units with an aggregate value of $1,150,000, Mr. Turnbull, Mr. Pinney and Ms. Ell each received 162,328 deferred share units with an aggregate value of $450,000 each. With respect to all of these deferred share units, the full amount of each deferred share unit granted vests as of December 15, 2025.

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

Director Independence

Under the Nasdaq Rules, independent directors must comprise a majority of a listed company’s board of directors. For purposes of the Nasdaq Rules, an independent director means a person other than an executive officer or employee of the company who, in the opinion of the board of directors, has no relationship with the company that would interfere with the exercise of independent judgement in carrying out the responsibilities of a director. Under NI 58-101, a director is considered to be independent if he or she is independent within the meaning of Section 1.4 of National Instrument 52-110—Audit Committees (“NI 52-110”). Section 1.4 of NI 52-110 generally provides that a director is independent if he or she has no direct or indirect relationship with the issuer which could, in the view of the issuer’s board of directors, be reasonably expected to interfere with the exercise of the director’s independent judgement.

Our board of directors has undertaken a review of the independence of each director. Based on information provided by each director concerning his or her background, employment and affiliations, our board of directors has determined that as of December 31, 2022, Messrs. Mills, Turnbull and Pinney, and Ms. Ell, representing four of the five members of our board of directors, are “independent” as that term is defined under the Nasdaq Rules and NI 58-101. In making this determination, our board of directors considered the current and prior relationships that each non-employee director has with our company and all other facts and circumstances our board of directors deemed relevant in determining their independence, including the beneficial ownership of our shares by each non-employee director. As of December 31, 2022, Mr. George was not independent by reason of the fact that Mr. George was our Chief Executive Officer.

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

Further particulars of the process by which compensation for our executive officers is and will be determined are provided under the heading “Compensation”.

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

D.
Employees.

As of December 31, 2022, we employed 2,607 total employees, comprised of 1,346 full-time employees and 1,261 hourly employees.

We consider relations with our employees to be good and have never experienced a work stoppage. None of our employees are represented by a labour union or subject to a collective bargaining agreement.

E.
Share ownership.

See “Item 7A Major Shareholders and Related Party Transactions—Major Shareholders”.

See “Item 6B Directors, Senior Management and Employees—Compensation” for information regarding option-based awards.

Item 7. Major Shareholders and Related Party Transactions

A.
Major shareholders.

The following table sets forth information relating to the beneficial ownership of our shares as of March 1, 2023, by:

•
each person, or group of affiliated persons, known by us to beneficially own more than 5% of our outstanding shares;
•
each of our current directors;
•
each of our current executive officers; and
•
all the foregoing directors and executive officers as a group.

Beneficial ownership is determined in accordance with SEC rules. The information is not necessarily indicative of beneficial ownership for any other purpose. In general, under these rules a beneficial owner of a security includes any person who, directly or indirectly, through any contract, arrangement, understanding, relationship or otherwise has or shares voting power or investment power with respect to such security. In addition, the rules include common shares issuable pursuant to the exercise of stock options, warrants or other convertible securities that are either immediately exercisable or exercisable on or before April 30, 2023, which is 60 days after March 1, 2023. These shares are deemed to be outstanding and beneficially owned by the person holding those options, warrants or other convertible securities for the purpose of computing the percentage ownership of that person, but they are not treated as outstanding for the purpose of computing the percentage ownership of any other person, except with respect to the percentage ownership of all directors and executive officers as a group. The information contained in the following table is not necessarily indicative of beneficial ownership for any other purpose, and the inclusion of any shares in the table does not constitute an admission of beneficial ownership of those shares. Unless otherwise indicated, the persons or entities identified in this table have sole voting and investment power with respect to all shares shown as beneficially owned by them, subject to applicable community property laws.

The percentage of common shares beneficially owned is based on 260,495,996 common shares outstanding as of March 1, 2023. The address for each of our directors and executive officers listed below is c/o SNDL Inc., #300, 919 – 11 Avenue SW, Calgary, Alberta, Canada T2R 1P3.

Common Shares Beneficially Owned
Directors and Executive Officers	Number	Percent
Zachary George	*	*
James Keough	*	*
Ryan Hellard	*	*
Tyler Robson	*	*
Tank Vander	*	*
Marcie Kiziak	*	*
Robbie Madan	*	*
Deanna Garand	*	*
Greg Mills	*	*
Gregory Turnbull	*	*
Bryan Pinney	*	*
Lori Ell	*	*
Frank Krasovec
All current directors and executive officers as a group (thirteen persons)	*	*

* Represents beneficial ownership of less than one percent.

As of March 1, 2023, we had 1,122 record holders of our common shares, with 926 record holders in Canada, representing 16% of our outstanding common shares, 160 record holders in the United States, representing 84% of our outstanding common shares and 36 record holders in other foreign jurisdictions, representing less than one percent of our outstanding common shares.

B.
Related party transactions.

In addition to the compensation arrangements discussed under “Compensation”, the following is a description of the material terms of those transactions with related parties to which we are party and which we are required to disclose pursuant to the disclosure rules of the SEC.

Indemnity Agreements with Directors and Officers

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

Equity Awards

We describe our equity awards under “Item 6B Directors, Senior Management and Employees—Compensation—Long-Term Equity Incentives”.

Interest of Management and Others in Material Transactions

On July 8, 2019, we entered into a two-year professional services agreement with AppColony Inc., a company controlled by our former Executive Chairman and in which our Chief Strategy Officer was a shareholder, for certain information technology project and development services to be agreed between the parties from time to time pursuant to one or more statements of work, for a total monthly retainer of $0.3 million. We paid AppColony $1.1 million during the year ended December 31, 2020 and had no amounts owing at December 31, 2020. AppColony Inc. ceased to be a related party with the resignation of our former Executive Chairman from our board of directors in April 2020.

During the year ended December 31, 2020, we paid $30,000 for research and development services and for access and licence of certain strains of cannabis for research purposes, and owed nothing for their services as at December 31, 2020, to PlantBiosis Ltd. and Inplanta Biotechnology Inc., in both of which one of our former non-executive employees, Dr. Igor Kovalchuk, maintained influence.

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

A member of key management personnel jointly controls a company that owns property leased to SNDL for one of its retail liquor stores. The lease term is from November 1, 2017 to October 31, 2027 and includes extension terms from November 1, 2027 to October 31, 2032 and November 1, 2032 to October 31, 2037. Monthly rent for the location includes base rent, common area costs and sign rent. The rent amounts are subject to increases in accordance with the executed lease agreement. Subsequent to the Alcanna Transaction and for the period March 31, 2022 to December 31, 2022, the Company paid $117.9 thousand in total rent with respect to this lease.

Nova Strategic Partnership

On December 20, 2022, the Company and Nova announced that they had entered into an implementation agreement pursuant to which the Company and Nova agreed to implement a strategic transaction in the Canadian retail cannabis industry (the “Nova Transaction”). Our Chief Executive Officer, Zachary George, is the Chair of the Board of Directors of Nova.

As part of the Nova Transaction, the Company and Nova agreed to complete the following transactions, subject to certain terms and conditions (including receipt of the requisite regulatory approvals and approval of Nova shareholders under Multilateral Instrument 61-101 – Protection of Minority Security Holders in Special Transactions): (i) the Company will transfer or cause to be transferred its 26 corporate-owned cannabis retail stores to Nova; (ii) Nova will transfer its intellectual property related to the “Value Buds” retail banner to the Company; (iii) the parties and certain of their subsidiaries will enter into a strategic partnership agreement and store level license agreement with respect to the “Spiritleaf”, “Superette” and “Value Buds” retail banners to implement certain collaborative retail initiatives; (iv) the parties will amend certain existing governance documents (to which Alcanna was a predecessor party), including their investor rights agreement; (v) the Company will reduce its equity ownership interest in Nova to approximately 19.9%; and (vi) the parties will replace Nova’s existing credit facility with SNDL with a $15.0 million credit facility, with a $10.0 million “accordion” feature.

In connection with the Nova Transaction, the Company entered into voting support agreements with the directors and executive officers of Nova. The Nova Transaction is expected to be completed in the first half of 2023.

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

Indebtedness of Directors, Executive Officers and Employees

As of the date of this Annual Report, none of our directors, executive officers, employees, former directors, former executive officers or former employees or any of our subsidiaries, and none of their respective associates, is indebted to us or any of our subsidiaries or another entity whose indebtedness is the subject of a guarantee, support agreement, letter of credit or other similar agreement or understanding provided by us or any of our subsidiaries.

For a description of certain other related party transactions, see note 32 to our audited consolidated financial statements for the fiscal periods ended December 31, 2022 and 2021.

C.
Interests of experts and counsel.

Not applicable.

Item 8. Financial Information

A.
Consolidated Statements and Other Financial Information.

The Company’s Annual Financial Statements are included beginning on page F-1 of this Annual Report.

Legal Proceedings

Securities Class Actions

In connection with our IPO, we and certain of our current and former officers and directors, as well as the underwriters of our IPO, were named as defendants in several putative shareholder class action lawsuits filed between September 9, 2019 and November 1, 2019. The cases were consolidated in two separate actions depending on the court in which they were first filed, one in the Supreme Court of New York, New York County, captioned In re SNDL Inc. Securities Litigation, Index No. 655178/2019 (the “New York IPO Action”), and the other in the United States District Court for the Southern District of New York, captioned In re SNDL Inc. Securities Litigation, Master Case No. 1:19-cv-08913-ALC (the “Federal IPO Action”). The complaints in each of the two consolidated actions asserted claims under Sections 11, 12(a)(2), and 15 of the U.S. Securities Act of 1933, as amended (the “Securities Act”). They generally alleged that we made material misstatements and omissions in the prospectus and registration statement in connection with the IPO with respect to, among other things, the failure to disclose systemic quality control issues as well as the return of cannabis and termination of the supply agreement by one of the Company’s customers. The complaint in the Federal IPO Action also included allegations that we made misstatements as to revenue. The New York IPO Action was dismissed on May 15, 2020 and the dismissal was affirmed on February 16, 2021, by the Appellate Division, First Judicial Department, of the Supreme Court of New York.

In the Federal IPO Action, the court denied defendants’ motion to dismiss on March 30, 2021. On August 27, 2021, following a mediation, the parties notified the court that they had reached an agreement in principle to settle the Federal IPO Action. On December 2, 2021, the parties executed a settlement agreement, which was submitted to the court for approval on December 3, 2021. On October 5, 2022, the court entered an order and final judgement approving the settlement.

In addition, on May 7, 2020, the Company and certain of its current and former directors and officers were named as defendants in a lawsuit, captioned SUN, a Series of E Squared Investment Fund, LLC et al. v. SNDL Inc. et al., Case No. 1:20-cv-03579-ALC, in the United States District Court for the Southern District of New York. The complaint asserted claims for alleged violations of U.S. federal securities laws, including Sections 12(a)(2) and 15 of the Securities Act and Section 10(b) the Exchange Act, as well as claims for breach of contract, fraud in the inducement and negligent misrepresentation. Among other things, the complaint alleged that the Company made misrepresentations regarding the licensing and ability of Bridge Farm to export hemp and CBD to Europe, as well as regarding the quality of the Company’s cannabis. On September 30, 2021, the court granted defendants’ motion to dismiss and dismissed the case, dismissing the claims under the U.S. federal securities laws with prejudice and the remaining claims without prejudice.

We can provide no assurance as to the outcome of any litigation matter in which we are a party. In particular, securities class action lawsuits are typically costly to defend, and divert the attention of management and other resources from operations and, accordingly, even if resolved in our favor, could have a material adverse effect on our business, financial condition, results of operations and liquidity and may force us to reduce or cease operations or seek relief under the applicable bankruptcy or insolvency laws.

LP Supply Agreements

We have several supply agreements or arrangements with other licensed cannabis producers (“LP Supply Agreements”), a certain number of which provide obligations for us to deliver bulk cannabis for resale by such other producer under its own brand.

Although we do not have a supply agreement with the province of Quebec, we do have a licence to sell cannabis to licensed producers, including those based in Quebec. We have received notice of a legal proceeding commenced against us in the province of Quebec by another licensed cannabis producer, which is based in Quebec, alleging breach of an LP Supply Agreement and have filed a statement of defence. As of December 31, 2022, we have recorded a reserve in the amount of $2.6 million in respect of this matter. All litigation steps have been completed, including discoveries and our filing of a defence, and the trial has been scheduled for October 2024.

Other Proceedings

Our former Vice President, Processing, has sued us for over $856,000 in respect of unpaid consideration for certain equipment we have purchased from him, unpaid wages and wrongful termination. We believe we have meritorious defenses to this claim and intend to vigorously defend it, but we can provide no assurance as to the outcome of this proceeding. In our view, it is premature to provide an evaluation of the claim; however, we have recorded a reserve in the amount of $560,000 in respect of this matter.

Zenabis filed a petition with the Supreme Court of British Columbia for a determination of the amount required to repay and terminate the royalty. Zenabis sought the court’s determination of the correct calculation of the amount required to exercise an option to buy out the amended royalty, which Zenabis contended was nil and SNDL asserted was $13.7 million. The court subsequently dismissed the petition and did not decide the merits of the case. Zenabis had 30 days from December 17, 2021 to file a notice of appeal in respect of the court’s findings, but they did not do so.

Sundial Growers Inc. was named as a defendant in an action commenced in the Court of King’s Bench of Alberta by a statement of claim filed on June 17, 2021 whereby the plaintiff alleges that he was entitled to 25% ownership of Sundial Growers Inc. and was not paid for his interest prior to its IPO. The action was resolved on a without costs basis, and a discontinuance of claim consented to by all parties was filed on December 8, 2022.

One of our former employees commenced a wrongful dismissal claim against us for $425,000, plus costs and interest. We filed a statement of defence on November 8, 2021. The proceeding’s next stage involves the exchange of Affidavits of Records.

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

Dividend Policy

We have never paid dividends on our common shares. We currently intend to retain all available funds and any future earnings to support operations and to finance the growth and development of our business, other than the anticipated distribution of Nova shares held by SNDL to reduce the Company’s equity interest in Nova to approximately 19.9%, pursuant to the Nova Transaction (see “—Interests of Management and Others in Material Transactions—Nova Strategic Partnership”. As such, we do not intend to declare or pay cash dividends on our common shares in the foreseeable future. Any future determination to pay dividends will be made at the discretion of our board of directors subject to applicable laws and will depend upon, among other factors, our earnings, operating results, financial condition and current and anticipated cash needs. Our future ability to pay cash dividends on our common shares may be limited by the terms of any then-outstanding debt or preferred securities.

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

This legislation would also require any person or persons who intend to acquire more than 20% of our voting shares or, if such person or persons already own more than 20% of our voting shares prior to the acquisition, more than 50% of our voting shares, to file a notification with the Canadian Competition Bureau if certain financial thresholds are exceeded. These financial thresholds would be exceeded if: (i) we have assets in Canada or revenues in or from Canada generated from those assets of $93 million or more (this threshold is adjusted annually); and (ii) we and the potential acquirer together have assets in Canada or revenues from sales in, from or into Canada of $400 million or more. Where a notification is required, unless an exemption is available, the legislation prohibits completion of the acquisition until the expiration of the applicable statutory waiting period, unless the Commissioner either waives or terminates such waiting period or issues an advance ruling certificate. The Commissioner’s review of a notifiable transaction for substantive competition law considerations may take longer than the statutory waiting period.

Investment Canada Act

The Investment Canada Act requires each “non-Canadian” (as defined in the Investment Canada Act) who acquires “control” of an existing “Canadian business”, to file a notification in prescribed form with the responsible federal government department or departments not later than 30 days after closing, provided the acquisition of control is not a reviewable transaction under the Investment Canada Act. Subject to certain exemptions, a transaction that is reviewable under the Investment Canada Act may not be implemented until an application for review has been filed and the responsible minister of the federal cabinet has determined that the investment is likely to be of “net benefit to Canada” taking into account certain factors set out in the Investment Canada Act. Under the Investment Canada Act, an investment in our common shares by a non-Canadian would be reviewable only if it were an investment to acquire control of us pursuant to the Investment Canada Act and our enterprise value was equal to or greater than $1.931 billion for non-state owned “trade agreement investors” (which include United States or EU investors, among certain others) and $1.287 billion for other investors from World Trade Organization (“WTO”), member countries. Lower financial thresholds apply to state-owned or influenced enterprises and non-WTO investors. These thresholds are adjusted annually.

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

This discussion does not address the U.S. federal income tax consequences to U.S. Holders subject to special rules, including U.S. Holders that (i) are banks, financial institutions, or insurance companies, (ii) are regulated investment companies or real estate investment trusts, (iii) are brokers, dealers, or traders in securities or currencies, (iv) are tax-exempt organizations, (v) are governments or agencies or instrumentalities thereof, (vi) elect to mark their securities to market, (vii) hold the common shares as part of hedges, straddles, constructive sales, conversion transactions, or other integrated investments, (viii) acquire the common shares as compensation for services or through the exercise or cancellation of employee stock options or warrants, (ix) have a functional currency other than the U.S. dollar, or (x) own or have owned directly, indirectly, or constructively, shares of the Company representing 10% or more of the voting power or value of the Company.

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

If a pass-through entity, including a partnership or other entity or arrangement taxable as a partnership for U.S. federal income tax purposes, holds common shares, the U.S. federal income tax treatment of an owner or partner generally will depend on the status of such owner or partner and on the activities of the pass-through entity. A U.S. person that is an owner or partner of a pass-through entity holding the common shares is urged to consult its own tax advisor.

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

There is a significant risk that the Company may be classified as a PFIC for the tax year ending December 31, 2022. No opinion of legal counsel or ruling from the IRS concerning the status of the Company as a PFIC has been obtained or is currently planned to be requested. The determination of whether any corporation was, or will be, a PFIC for a tax year depends, in part, on the application of complex U.S. federal income tax rules, which are subject to differing interpretations. This determination will depend on, among other things, the composition of the assets and income of such corporation over the course of each such tax year and, as a result, the Company’s PFIC status for the current year and future years cannot be predicted with certainty as of the date of this document. Accordingly, there can be no assurance that the IRS will not challenge any PFIC determination made by the Company. Each U.S. Holder should consult its own tax advisor regarding the Company’s status as a PFIC and the PFIC status of each non-U.S. subsidiary of the Company.

In any tax year in which the Company is classified as a PFIC, a U.S. Holder will be required to file an annual report with the IRS containing such information as Treasury Regulations and/or other IRS guidance may require. In addition to penalties, a failure to satisfy such reporting requirements may result in an extension of the time period during which the IRS can assess a tax. U.S. Holders should consult their own tax advisors regarding the requirements of filing such information returns under these rules, including the requirement to file an IRS Form 8621 annually.

If the Company is a PFIC in 2022 or any other tax year in which a U.S. Holder owns common shares, the U.S. federal income tax consequences to a U.S. Holder of the purchase of common shares and the acquisition, ownership, and disposition of common shares will depend on whether such U.S. Holder makes a “qualified electing fund” or “QEF” election under Section 1295 of the Code (a “QEF Election”) or makes a mark-to-market election under Section 1296 of the Code (a “Mark-to-Market Election”) with respect to common shares. A U.S. Holder that does not make either a QEF Election or a Mark-to-Market Election (a “Non-Electing U.S. Holder”) will be subject to certain adverse tax treatment described below.

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

Mark-to-Market Election

A U.S. Holder may make a Mark-to-Market Election with respect to common shares only if the common shares are marketable stock. The common shares generally will be “marketable stock” if the common shares are regularly traded on a national securities exchange that is registered with the SEC (including the Nasdaq). If such stock is traded on such a qualified exchange or market, such stock generally will be considered “regularly traded” for any calendar year during which such stock is traded, other than in de minimis quantities, on at least 15 days during each calendar quarter. Provided that the common shares are “regularly traded” as described in the preceding sentence, the common shares are expected to be marketable stock. We believe that the Company’s common shares were “regularly traded” in each quarter of 2022 and expect that the common shares should continue to be “regularly traded” in 2023. However, there can be no assurance that the common shares will be “regularly traded” in the current or any subsequent calendar quarters. U.S. Holders should consult their own tax advisors regarding the marketable stock rules.

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

A U.S. Holder that makes a Mark-to-Market Election generally also will adjust its tax basis in the common shares to reflect the amount included in gross income or allowed as a deduction because of such Mark-to-Market Election. In addition, upon a sale or other taxable disposition of common shares, a U.S. Holder that makes a Mark-to-Market Election will recognize ordinary income or ordinary loss (not to exceed the excess, if any, of (a) the amount included in ordinary income because of such Mark-to-Market Election for prior tax years over (b) the amount allowed as a deduction because of such Mark-to-Market Election for prior tax years).

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

A QEF Election will apply to the tax year for which such QEF Election is made and to all subsequent tax years, unless such QEF Election is invalidated or terminated or the IRS consents to revocation of such QEF Election. If a U.S. Holder makes a QEF Election and, in a subsequent tax year, the Company ceases to be a PFIC, the QEF Election will remain in effect (although it will not be applicable) during those tax years in which the Company was not a PFIC. Accordingly, if the Company becomes a PFIC in another subsequent tax year, the QEF Election will be effective and the U.S. Holder will be subject to the QEF rules described above during any subsequent tax year in which the Company qualifies as a PFIC.

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

A U.S. Holder makes a QEF Election by attaching a completed IRS Form 8621, including a PFIC Annual Information Statement, to a timely filed U.S. federal income tax return. However, if the Company does not provide the required information, U.S. Holders will not be able to make a QEF Election for the Company and will continue to be subject to the rules of Section 1291 of the Code discussed above that apply to Non-Electing U.S. Holders with respect to the taxation of gains and excess distributions.

Distributions on the Common Shares

Subject to the PFIC rules discussed above, the gross amount of any distribution paid by the Company will generally be subject to U.S. federal income tax as foreign source dividend income to the extent paid out of the Company’s current or accumulated earnings and profits, as determined under U.S. federal income tax principles. Such amount will be included in gross income by a U.S. Holder as ordinary income on the date that such U.S. Holder actually or constructively receives the distribution in accordance with such holder’s regular method of accounting for U.S. federal income tax purposes. The amount of any distribution made by the Company in property other than cash will be the fair market value (determined in U.S. dollars) of such property on the date of the distribution. Because the Company does not intend to calculate its earnings and profits on the basis of U.S. federal income tax principles, any distribution paid will generally be treated as a dividend for U.S. federal income tax purposes. Dividends paid by the Company will not be eligible for the dividends received deduction allowed to corporations.

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

Subject to certain limitations, Canadian tax withheld with respect to distributions made on the common shares may be treated as foreign taxes eligible for credit against a U.S. Holder’s U.S. federal income tax liability. Alternatively, a U.S. Holder may, subject to applicable limitations, elect to deduct the otherwise creditable Canadian withholding taxes for U.S. federal income tax purposes. The rules governing the foreign tax credit, including those introduced under recently issued U.S. Treasury Regulations that apply to foreign income taxes paid or accruable in taxable years beginning on or after December 28, 2021, are complex and involve the application of rules that depend upon a U.S. Holder’s particular circumstances. Accordingly, a U.S. Holder is urged to consult its tax advisor regarding the availability of the foreign tax credit under its particular circumstances.

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

Receipt of Foreign Currency

The U.S. dollar value of any cash distribution made in Canadian dollars to a U.S. Holder will be calculated by reference to the exchange rate prevailing on the date of actual or constructive receipt of the distribution, regardless of whether the Canadian dollars are converted into U.S. dollars at that time. For U.S. Holders following the accrual method of accounting, the amount realized on a disposition of the common shares for an amount in Canadian dollars will be the U.S. dollar value of this amount on the date of disposition. On the settlement date, such U.S. Holder will recognize U.S. source foreign currency gain or loss (taxable as ordinary income or loss) equal to the difference (if any) between the U.S. dollar value of the amount received based on the exchange rates in effect on the date of sale or other disposition and the settlement date. However, in the case of shares traded on an established securities market for U.S. federal income tax purposes that are sold by a cash method U.S. Holder (or an accrual method U.S. Holder that so elects), the amount realized will be based on the spot rate in effect on the settlement date for the disposition, and no exchange gain or loss will be recognized at that time. A U.S. Holder will generally have a basis in Canadian dollars equal to their U.S. dollar value on the date of receipt of such distribution, on the date of disposition, or, in the case of cash method U.S. Holders (and accrual method U.S. Holders that so elects), on the date of settlement. Any U.S. Holder that receives payment in Canadian dollars and converts or disposes of the Canadian dollars after the date of receipt may have a foreign currency exchange gain or loss that would be treated as ordinary income or loss and that generally will be U.S. source income or loss for foreign tax credit purposes. U.S. Holders are urged to consult their own U.S. tax advisors regarding the U.S. federal income tax consequences of receiving, owning, and disposing of Canadian dollars.

Information with Respect to Foreign Financial Assets

Individuals and certain entities that own “specified foreign financial assets,” generally with an aggregate value in excess of $50,000 are generally required to file an information report on IRS Form 8938, Statement of Specified Foreign Financial Assets, with respect to such assets with their tax returns for each year in which they hold common shares. “Specified foreign financial assets” include any financial accounts maintained by certain foreign financial institutions, as well as securities issued by non-U.S. persons if they are not held in accounts maintained by financial institutions. U.S. Holders are urged to consult their tax advisors regarding the application of this reporting requirement to their ownership of the common shares.

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

This summary does not apply to a Holder: (a) that is a “financial institution”, as defined in the Tax Act for purposes of the mark-to-market rules contained in the Tax Act; (b) an interest in which is a “tax shelter investment”, as defined in the Tax Act; (c) that is a “specified financial institution”, as defined in the Tax Act; (d) that has made an election under the Tax Act to determine its Canadian tax results in a currency other than Canadian currency; (e) that has entered or will enter into a “derivative forward agreement” or a

“synthetic disposition arrangement”, each as defined in the Tax Act, with respect to its common shares; (f) that receives dividends on the common shares under or as part of a “dividend rental arrangement”, as defined in the Tax Act; (g) that is exempt from tax under Part I of the Tax Act; or (h) that is a partnership.

Additional considerations, not discussed herein, may apply to a Holder that is a corporation resident in Canada and is, or becomes (or does not deal at arm’s length with a corporation resident in Canada that is or becomes), as part of a transaction or event or series of transactions or events that includes the acquisition of common shares, controlled by a non-resident person (or a group of non-resident persons not dealing with each other at arm’s length) for purposes of the “foreign affiliate dumping” rules, each for purposes of the Tax Act. All such Holders should consult their own tax advisors.

This summary is based on the facts set out in this Annual Report, the current provisions of the Tax Act, all specific proposals to amend the Tax Act publicly announced by or on behalf of the Minister of Finance (Canada) prior to the date hereof (“Canadian Tax Proposals”) and an understanding of the current published administrative policies of the Canada Revenue Agency. This summary assumes that all Canadian Tax Proposals will be enacted in the form proposed, however no assurance can be made that the Canadian Tax Proposals will be enacted in the form proposed or at all. This summary is not exhaustive of all possible Canadian federal income tax considerations and, other than the Canadian Tax Proposals, does not take into account or anticipate any changes in law or in administrative policy, whether by legislative, regulatory, administrative or judicial decision or action, nor does it take into account provincial, territorial or non-Canadian tax legislation or considerations, which may differ significantly from the Canadian federal income tax considerations discussed herein.

This summary is of a general nature only and is not exhaustive of all possible Canadian federal income tax considerations applicable to a Holder. The income and other tax consequences of acquiring, owning or disposing of common shares will vary depending on a Holder’s particular status and circumstances. This summary is not intended to be, nor should it be construed to be, legal or tax advice to any particular Holder. Holders should consult their own tax advisors with respect to acquiring, holding or disposing of the common shares having regard to their particular circumstances.

Currency Conversion

Generally, for purposes of the Tax Act, all amounts relating to the acquisition, holding or disposition of the common shares must be converted into Canadian dollars based on the exchange rates as determined in accordance with the Tax Act. The amount of any dividends required to be included in the income of, and capital gains or capital losses realized by, a Holder may be affected by fluctuations in the Canadian exchange rate.

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

Dividends on Common Shares

Dividends received or deemed to be received on the common shares by a Canadian Holder who is an individual (including certain trusts) will be required to be included in computing the Canadian Holder’s income for the taxation year in which such dividends are received and will be subject to the gross-up and dividend tax credit rules of the Tax Act that apply to taxable dividends received from “taxable Canadian corporations” (as defined in the Tax Act), including the enhanced gross-up and dividend tax credit in respect of dividends designated by the Company as “eligible dividends” (as defined in the Tax Act) in accordance with the Tax Act. There may be limitations on the Company’s ability to designate dividends and deemed dividends as eligible dividends.

Dividends received by a Canadian Holder who is an individual (including certain trusts) may result in such Canadian Holder being liable for alternative minimum tax under the Tax Act. Budget 2022 announced an intention to revise the minimum tax rules and the 2022 Fall Economic Statement released by the government of Canada on November 3, 2022 stated that a detailed proposal and path for implementation will be released with the 2023 Federal Budget (Canada). No draft legislation has been released to date. Canadian Holders who are individuals should consult their own tax advisors in this regard.

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

A Canadian Holder that is a “private corporation” or a “subject corporation” (each as defined in the Tax Act) will generally be liable under Part IV of the Tax Act to pay an additional tax on dividends received or deemed to be received on common shares to the extent that such dividends are deductible in computing the Canadian Holder’s taxable income. Such additional tax may be refundable in certain circumstances. A Canadian Holder that is, throughout the relevant taxation year, a “Canadian-controlled private corporation” (as defined in the Tax Act) or a “substantive CCPC” (as proposed to be defined in the Tax Act pursuant to the Canadian Tax Proposals released on August 9, 2022), may be liable to pay an additional tax, refundable in certain circumstances, on its “aggregate investment income” which is defined in the Tax Act to include dividends to the extent that such dividends are not deductible in computing the Canadian Holder’s taxable income for the taxation year.

Dispositions of Common Shares

Generally, on the disposition or deemed disposition of common shares by a Canadian Holder, the Canadian Holder will realize a capital gain (or a capital loss) equal to the amount by which the proceeds of disposition in respect of such common shares, net of any reasonable costs of disposition, exceed (or are less than) the adjusted cost base of the common shares to the Canadian Holder immediately before the disposition or deemed disposition. Such capital gain (or capital loss) will be subject to the tax treatment described under “Taxation of Capital Gains and Capital Losses”.

The adjusted cost base to the Canadian Holder of a common share will be determined at any particular time by averaging the cost of such common share with the adjusted cost base of the other common shares owned by the Canadian Holder as capital property at that time and by making certain other adjustments required under the Tax Act.

Taxation of Capital Gains and Capital Losses

Generally, one-half of the amount of any capital gain (a “taxable capital gain” (as defined in the Tax Act)), realized by a Canadian Holder on a disposition of common shares in a taxation year must be included in computing such Canadian Holder’s income for that year, and one-half of any capital loss (an “allowable capital loss” (as defined in the Tax Act)), realized by a Canadian Holder on a disposition of common shares in a taxation year must be deducted from any taxable capital gains realized by the Canadian Holder in the year, subject to and in accordance with the provisions of the Tax Act. Allowable capital losses in excess of taxable capital gains realized in a taxation year may be carried back and deducted in any of the three preceding taxation years or carried forward and deducted in any subsequent taxation year against net taxable capital gains realized in such years, subject to and in accordance with the provisions of the Tax Act.

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

A taxable capital gain realized by a Canadian Holder who is an individual (including certain trusts) may give rise to a liability for alternative minimum tax. Budget 2022 announced an intention to revise the minimum tax rules and the 2022 Fall Economic Statement released by the government of Canada on November 3, 2022 stated that a detailed proposal and path for implementation will be released with the 2023 Federal Budget (Canada). No draft legislation has been released to date.

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

Non-Canadian Holders

The following summary applies to a holder who acquires, as beneficial owner, common shares and who, for purposes of the Tax Act and any relevant income tax treaty or convention, at all relevant times, (a) is not (and is not deemed to be) a resident of Canada and (b) will not use or hold (and will not be deemed to use or hold) the common shares in, or in the course of carrying on a business or part of a business in Canada (a “Non-Canadian Holder”). This summary does not apply to a Non-Canadian Holder that carries on an insurance business in Canada and elsewhere or an “authorized foreign bank” (as defined in the Tax Act).

Dividends on Common Shares

Dividends paid or credited or deemed to be paid or credited on the common shares to a Non-Canadian Holder will generally be subject to Canadian withholding tax at the rate of 25% of the gross amount of the dividend, subject to any reduction in the rate of withholding to which the Non-Canadian Holder may be entitled under an applicable income tax convention between Canada and the country in which the Non-Canadian Holder is resident. For example, under the Convention between Canada and the United States of America with Respect to Taxes on Income and on Capital, as amended (the “Canada-U.S. Tax Treaty”), where dividends on the common shares are considered to be paid to or derived by a Non-Canadian Holder that is a beneficial owner of the dividends and is a U.S. resident for the purposes of, and is fully entitled to benefits of, the Canada-U.S. Tax Treaty, the applicable rate of Canadian withholding tax is generally reduced to 15%.

Dispositions of Common Shares

A Non-Canadian Holder will not be subject to tax under the Tax Act on any capital gain realized on a disposition or deemed disposition of common shares, nor will capital losses arising from the disposition, or deemed disposition, of common shares, be recognized under the Tax Act, unless at the time of disposition the common shares are “taxable Canadian property” (as defined in the Tax Act) of the Non-Canadian Holder for purposes of the Tax Act and the Non-Canadian Holder is not entitled to relief under an applicable income tax convention between Canada and the country in which the Non-Canadian Holder is resident.

Generally, the common shares will not constitute “taxable Canadian property” of a Non-Canadian Holder at the time of disposition or deemed disposition of the common shares provided that the common shares are listed at that time on a “designated stock exchange” (as defined in the Tax Act), which includes the Nasdaq, unless at any particular time during the 60-month period immediately preceding the time of disposition or deemed disposition: (i) at least 25% or more of the issued shares of any class or series of the capital stock of the Company was owned by any combination of (A) the Non-Canadian Holder, (B) persons with whom the Non-Canadian Holder does not deal at arm’s length for purposes of the Tax Act, or (C) partnerships in which the Non-Canadian Holder or any person described in (B) holds a membership interest directly or indirectly through one or more partnerships, and (ii) more than 50% of the fair market value of the common shares was derived, directly or indirectly, from one or any combination of: (a) real or immoveable property situated in Canada, (b) “Canadian resource properties” (as defined in the Tax Act), (c) “timber resource properties” (as defined in the Tax Act), or (d) options in respect of, interests in, or for civil law rights in, any such property, whether or not such property exists. Notwithstanding the foregoing, in certain circumstances set out in the Tax Act, common shares could be deemed to be “taxable Canadian property.” Non-Canadian Holders whose common shares may constitute “taxable Canadian property” should consult their own tax advisors.

F.
Dividends and paying agents.

Not applicable.

G.
Statement by experts.

Not applicable.

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

J.
Annual Report to Security Holders.

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

Item 16C. Principal Accountant Fees and Services.

The following table summarizes the fees charged by Marcum LLP (New York, New York, United States; Auditor Firm ID: 688), the Company’s independent auditor, in the fiscal year ended December 31, 2022:

Fees billed for the fiscal year ended
Services Retained	December 31, 2022
Audit fees (1)	$2,305,624
Audit-related fees (2)	33,720
Tax fees (3)	—
All other fees	—
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

The following table summarizes the fees charged by KPMG (Calgary, Alberta, Canada; Auditor Firm ID: 85), the Company’s independent auditor, for the periods noted until July 21, 2022 when KPMG ceased to be the Company’s auditor:

Fees billed for the fiscal year ended
Services Retained	December 31, 2022	December 31, 2021
Audit fees (1)	$55,052	$2,800,190
Audit-related fees (2)	—	—
Tax fees (3)	—	—
All other fees	—	—
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

Item 16D. Exemptions from the Listing Standards for Audit Committees.

Not applicable.

Item 16E. Purchases of Equity Securities by the Issuer and Affiliated Purchasers.

Period	Total Number of Shares Purchased	Average Price Paid per Share (US$)	Total Number of Shares Purchased as Part of Publicly Announced Programs	Maximum Number of Shares that May Yet Be Purchased Under the Programs
June 14 - 17, 2022 (1)	528,031	3.00	528,031	9,751,969
August 25 - 26, 2022 (1)	282,312	2.96	282,312	9,469,657
September 2 - 29, 2022 (1)	878,223	2.49	878,223	8,591,434
October 3 - 4, 2022 (1)	200,000	2.21	200,000	8,391,434
December 28 - 30, 2022 (2)	2,363,849	2.05	2,363,849	9,436,151
Total	4,252,415	2.33	4,252,415	9,436,151
(1)
On November 11, 2021, the Company announced that the board of directors of SNDL approved a share repurchase program which authorizes the Company to repurchase, from time to time, up to an aggregate of $100 million of its outstanding common shares through open market purchases at prevailing market prices. SNDL could only purchase a maximum of 10.28 million common shares under the share repurchase program, representing approximately 5% of the issued and outstanding common shares as at the date of announcement. The share repurchase program commenced on November 19, 2021 and expired on November 19, 2022.
(2)
On November 16, 2022, the Company announced that the board of directors of SNDL approved a renewal of the share repurchase program upon the expiry of its current share repurchase program on November 19, 2022. The renewed share repurchase program authorizes the Company to repurchase up to $100 million of its outstanding common shares through open market purchases at prevailing market prices. SNDL may only purchase a maximum of 11.8 million common shares under the share repurchase program, representing approximately 5% of the issued and outstanding common shares as at the date of announcement. The program will expire on November 30, 2023.

Item 16F. Change in Registrant’s Certifying Accountant.

On April 7, 2022, the Company received notice of the decision of KPMG LLP (“KPMG”) to not stand for reappointment as the Company’s independent auditor for fiscal year 2022 at its upcoming annual general meeting of shareholders. KPMG’s decision not to stand for reappointment as the Company’s independent auditor was considered and approved by the Company’s audit committee and board of directors. The Company’s audit committee selected and engaged Marcum LLP as its new independent registered public accounting firm effective June 20, 2022.

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

Item 16H. Mine Safety Disclosure

Not applicable.

Item 16I. Disclosure Regarding Foreign Jurisdictions that Prevent Inspections

Not applicable.

PART III

Item 17. Financial Statements.

See Item 18. – “Financial Statements.”

Item 18. Financial Statements.

Our Annual Financial Statements are included at the end of this Annual Report.

Item 19. Exhibits.

List all exhibits filed as part of the registration statement or annual report, including exhibits incorporated by reference.

Exhibit Number	Description	Method of Filing

1.1	Articles of amalgamation of SNDL Inc., as currently in effect	Filed together with this Annual Report on Form 20-F for the year ended December 31, 2022
1.2	Bylaws of SNDL Inc. as currently in effect	Incorporated by reference to Exhibit 3.2 to the Registrant’s registration statement on Form F-1/A, filed with the SEC on July 30, 2019
2.1	Specimen Share Certificate	Incorporated by reference to Exhibit 3.2 to the Registrant’s registration statement on Form F-1/A, filed with the SEC on July 30, 2019
2.2	Description of Securities of the Registrant Registered under Section 12 of the Exchange Act	Incorporated by reference to Exhibit 2.4 to the Registrant’s annual report on Form 20-F, filed with the SEC on March 31, 2020
2.3

Securities Purchase Agreement dated as of June 5, 2020 by and among SNDL Inc. and each of the investors listed on the Schedule of Buyers attached thereto, including the forms of the related convertible notes, warrants and registration rights agreement

Incorporated by reference to Exhibit 99.5 to the Registrant’s current report on Form 6-K, filed with the SEC on June 8, 2020
2.4	Form of Series A and B Warrants	Incorporated by reference to Exhibit 99.1 to the Registrant’s current report on Form 6-K, filed with the SEC on August 18, 2020
2.5	Form of New Warrant	Incorporated by reference to Exhibit 99.2 to the Registrant’s current report on Form 6-K, filed with the SEC on February 19, 2021
2.6	Amended and Restated Equity Distribution Agreement, by and between SNDL Inc. and A.G.P./Alliance Global Partners	Incorporated by reference to Exhibit 99.1 to the Registrant’s current report on Form 6-K, filed with the SEC on January 21, 2021
4.1†

Implementation Agreement, dated as of December 20, 2022, by and between SNDL Inc. and Nova Cannabis Inc., together with the agreed forms of Strategic Partnership Agreement, Amended and Restated Management and Administrative Services Agreement, Amended and Restated Investor Rights Agreement, Amended and Restated Collaboration and Financial Reporting Agreement and Grid Promissory Note

Incorporated by reference to Exhibit 99.1 to the Registrant’s current report on Form 6-K, filed with the SEC on April 10, 2023

4.2	Amendment No. 1 to the Implementation Agreement, dated as of April 3, 2023, by and between SNDL Inc. and Nova Cannabis Inc	Incorporated by reference to Exhibit 99.2 to the Registrant’s current report on Form 6-K, filed with the SEC on April 10, 2023
8.1	List of Subsidiaries	Filed together with this Annual Report on Form 20-F for the year ended December 31, 2022
12.1	Certification of Principal Executive Officer Pursuant to Rules 13a-14(a) and 15d-14(a) under the Securities Exchange Act of 1934, as Adopted Pursuant to Section 302 of the Sarbanes-Oxley Act of 2002	Filed together with this Annual Report on Form 20-F for the year ended December 31, 2022
12.2	Certification of Principal Financial Officer Pursuant to Rules 13a-14(a) and 15d-14(a) under the Securities Exchange Act of 1934, as Adopted Pursuant to Section 302 of the Sarbanes-Oxley Act of 2002	Filed together with this Annual Report on Form 20-F for the year ended December 31, 2022
13.1	Certification of Principal Executive Officer Pursuant to 18 U.S.C. Section 1350, as Adopted Pursuant to Section 906 of the Sarbanes-Oxley Act of 2002	Filed together with this Annual Report on Form 20-F for the year ended December 31, 2022
13.2	Certification of Principal Financial Officer Pursuant to 18 U.S.C. Section 1350, as Adopted Pursuant to Section 906 of the Sarbanes-Oxley Act of 2002	Filed together with this Annual Report on Form 20-F for the year ended December 31, 2022
15.1	Management’s Discussion and Analysis of Financial Condition and Results of Operations	Filed together with this Annual Report on Form 20-F for the year ended December 31, 2022
15.2	Consent of Marcum LLP	Filed together with this Annual Report on Form 20-F for the year ended December 31, 2022
15.3	Consent of KPMG LLP	Filed together with this Annual Report on Form 20-F for the year ended December 31, 2022
101.INS	XBRL Instance Document

101.SCH	XBRL Taxonomy Extension Schema Document

101.CAL	XBRL Taxonomy Extension Calculation Linkbase Document

101.DEF	XBRL Taxonomy Extension Definition Linkbase Document

101.LAB	XBRL Taxonomy Extension Label Linkbase Document

101.PRE	XBRL Taxonomy Extension Presentation Linkbase Document
†

Portions of this exhibit, marked by brackets, have been omitted because they are both (i) not material and (ii) include information of the type that we treat as private or confidential, or because they include information the disclosure of which would constitute a clearly unwarranted invasion of personal privacy.

SIGNATURES

The registrant hereby certifies that it meets all of the requirements for filing on Form 20-F and that it has duly caused and authorized the undersigned to sign this annual report on its behalf.

SNDL Inc.

Date: April 24, 2023	By:	/s/ Zachary George
Name: Zachary George
Title: Chief Executive Officer

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Shareholders and Board of Directors of SNDL Inc. (f/k/a Sundial Growers Inc.)

Opinion on the Financial Statements

We have audited the accompanying consolidated statement of financial position of SNDL Inc. (the “Company”) as of December 31, 2022, the related consolidated statements of loss and comprehensive loss, changes in shareholders’ equity and cash flows for the year ended December 31, 2022, and the related notes (collectively referred to as the “financial statements”). In our opinion, the financial statements present fairly, in all material respects, the financial position of the Company as of December 31, 2022 the results of its operations and its cash flows for the year ended December 31, 2022, in conformity with the International Financial Reporting Standards as issued by the International Accounting Standards Boards (“IFRS”).

We also have audited, in accordance with the standards of the Public Company Accounting Oversight Board (United States) ("PCAOB"), the Company's internal control over financial reporting as of December 31, 2022, based on criteria established in Internal Control – Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission (COSO) in 2013 and our report dated April 24, 2023 expressed an adverse opinion on the effectiveness of the Company’s internal control over financial reporting because of the existence of a material weakness.

Basis for Opinion

These financial statements are the responsibility of the Company’s management. Our responsibility is to express an opinion on the Company’s financial statements based on our audit. We are a public accounting firm registered with the PCAOB and are required to be independent with respect to the Company in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audit in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement, whether due to error or fraud. Our audit included performing procedures to assess the risks of material misstatement of the financial statements, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the financial statements. Our audit also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the financial statements. We believe that our audit provides a reasonable basis for our opinion.

Emphasis of Matter – Retrospective Adjustment to provisional amounts

The accompanying consolidated financial statements of the Company as of December 31, 2021 and for the year then ended were audited by another auditor. As described in Note 5(b), the Company recorded adjustments to the fair value in the third quarter of 2022 to reflect additional information and greater certainty with respect to management estimates pertaining to facts and circumstances that were either unknown or uncertain at the date of the Inner Spirit acquisition. These adjustments related to changes in preliminary valuation assumptions, including refinement of accounts receivable, inventory, net investment in subleases, lease liabilities and amounts allocated to intangible assets and deferred tax liability. All measurement period adjustments were offset to goodwill. We audited the retrospective adjustments to provisional amounts in the comparative December 31, 2021 period. However, we were not engaged to audit, review, or apply any procedures to the December 31, 2021 consolidated financial statements of the Company other than with respect to such adjustments and, accordingly, we do not express an opinion or any other form of assurance on the December 31, 2021 consolidated financial statements taken as a whole.

Critical Audit Matters

The critical audit matters communicated below are matters arising from the current period audit of the financial statements that were communicated or required to be communicated to the audit committee and that: (1) relate to accounts or disclosures that are material to the financial statements and (2) involved especially challenging, subjective, or complex judgments. The communication of critical audit matters does not alter in any way our opinion on the financial statements, taken as a whole, and we are not, by communicating the critical audit matters below, providing separate opinions on the critical audit matters or on the accounts or disclosures to which they relate.

F-1

Business Combinations

The Company acquired Alcanna, Inc. on March 31, 2022. The acquisition was accounted for as a business combination. We identified the evaluation of the acquisition date fair value of the intangible assets as a critical audit matter.

The main consideration for our determination that the evaluation of the acquisition date fair values of the intangible assets acquired was a critical audit matter is the high degree of subjective auditor judgement associated with evaluating management’s determination of the fair values of the intangible assets, which is primarily due to complexity of the valuation models used and the sensitivity of the underlying significant assumptions. The assumptions used within the valuation models included prospective financial information, including future revenue growth and expected profitability, an applied discount rate, a reasonable approximation of a royalty rate and historical data pertaining to replacement costs. Auditing these assumptions involved extensive audit effort, including the need to involve our valuation specialists, due to the complexity of these assumptions and a high degree of auditor judgment when performing audit procedures and evaluating the results of those procedures.

How the Critical Audit Matter was addressed in the Audit

Our audit procedures related to the evaluation of acquisition date fair values of intangibles assets acquired included the following, among other:

•
We evaluated the design effectiveness of certain controls over the acquisition date valuation process, including controls over the development of the key assumptions such as revenue growth and expected profitability, royalty rates, replacement costs and the applied discount rate.

•
We obtained the purchase price allocation analyses from management and the third-party specialist engaged by management.

o
We assessed the qualifications and competence of management and the third-party specialist; and
o
We evaluated the methodologies used to determine the fair values of the intangible assets.

•
We tested the assumptions used within the relief from royalty, cost and market approach models to estimate the fair values of the intangible assets, which included key assumptions such as the future revenue growth and profitability a reasonable approximation of a royalty rate and historical data pertaining to replacement costs and the applied discount rates.

•
We assessed the reasonableness of management’s forecast by inquiring with management to understand how the forecast was developed and comparing the projections to historical results.

•
We assessed the reasonableness of managements consideration of identifiable intangible assets separable from goodwill.

•
We involved an internal valuation specialist who assisted in the evaluation and testing performed of the reasonableness of significant assumptions to the models, including the applied discount rates.

Goodwill Impairment

Goodwill is assessed for impairment annually or when facts and circumstances indicate that it is possibly impaired. Goodwill is tested for impairment at a cash generating unit (“CGU”) level by comparing the carrying amount to the recoverable amount, which is determined as the greater of fair value less costs of disposal and value in use. Any excess of the carrying amount over the recoverable amount is the impaired amount.

The main consideration for our determination that the impairment assessment is a critical audit matter is the complexity of auditing management’s impairment assessment due to judgments and assumptions required to evaluate those factors. Auditing these assumptions involved extensive audit effort, including the need to involve our valuation specialists, due to the complexity of these assumptions and a high degree of auditor judgment when performing audit procedures and evaluating the results of those procedures.

How the Critical Audit Matter was addressed in the Audit

Our audit procedures related to accounting for impairment of goodwill and intangible assets to address this critical audit matter included the following, among others:

•
We obtained an understanding and evaluated the design of the internal controls over management’s annual impairment assessment, including identification of CGU’s

F-1

•
We obtained the goodwill impairment analyses from management and the third-party specialist engaged by management.

o
We assessed the qualifications and competence of management and the third-party specialist; and
o
We evaluated the methodologies used to determine the fair values of the intangible assets.

•
We tested the assumptions used within the income approach and/or market approach to estimate the goodwill impairment, which included key assumptions such as future revenue growth, the applied discount rates, selected market multiples and the market capitalization.

•
We assessed the reasonableness of management’s forecast by inquiring with management to understand how the forecast was developed and comparing the projections to historical results.

•
We involved an internal valuation specialist who assisted in the evaluation and testing performed of the reasonableness of methodologies and significant assumptions to the models, including the applied discount rates.

Valuation of Equity-Accounted Investees

The Company’s underlying investments in its equity-accounted investee is a joint venture through SunStream Bancorp Inc. (the “Joint Venture”). The Company records its interest in the Joint Venture using the equity method. The Joint Venture records its investments at fair value through profit and loss at each reporting period. The valuation of the investments held by the Joint Venture requires estimates, including market values of investment holdings and related underlying assumptions such as volatility and discount rates.

The main consideration for our determination that the fair value of the measurement of the Joint Venture’s investment is a critical audit matter is the high degree of subjectivity and auditor judgement required to evaluate the estimates, including market values of investment holdings and related underlying assumptions such as volatilities and discount rates used to calculate the fair value of its investments. Auditing these assumptions involved extensive audit effort, including the need to involve our valuation specialists, due to the complexity of these assumptions and a high degree of auditor judgment when performing audit procedures and evaluating the results of those procedures.

How the Critical Audit Matter was addressed in the Audit

Our audit procedures related to valuation of equity-accounted investees to address this critical audit matter included the following, among others:

•
We obtained the analysis from management and the third-party specialist engaged by management.

o
We assessed the qualifications and competence of management and the third-party specialist; and
o
We evaluated the methodologies used to determine the fair values of the intangible assets.

•
We involved an internal valuation specialists who assisted in the evaluation and testing performed of the reasonableness of the methodologies used in estimating the fair value of the investments, estimates of market values, volatilities and discount rates by comparing to publicly available market data for comparable assets.

/s/ Marcum llp

Marcum llp

We have served as the Company’s auditor since 2022.

New York

April 24, 2023

F-1

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

ON INTERNAL CONTROL OVER FINANCIAL REPORTING

To the Shareholders and Board of Directors of SNDL Inc. (f/k/a Sundial Growers Inc).

Adverse Opinion on Internal Control over Financial Reporting

We have audited SNDL Inc. and subsidiaries’ (the "Company") internal control over financial reporting as of December 31, 2022, based on criteria established in Internal Control-Integrated Framework (2013)issued by the Committee of Sponsoring Organizations of the Treadway Commission. In our opinion, because of the effect of the material weakness described in the following paragraph on the achievement of the objectives of the control criteria, the Company has not maintained effective internal control over financial reporting as of December 31, 2022, based on criteria established in Internal Control-Integrated Framework (2013) issued by the Committee of Sponsoring Organizations of the Treadway Commission.

A material weakness is a control deficiency, or combination of deficiencies, in internal control over financial reporting, such that there is a reasonable possibility that a material misstatement of the Company's annual or interim financial statements will not be prevented or detected on a timely basis. The following material weakness have been identified and included in “Management's Annual Report on Internal Control Over Financial Reporting”:

Information technology general controls (ITGCs) were not designed and operating effectively to ensure (i) that access to applications and data, and the ability to make program and job changes, were adequately restricted to appropriate personnel and (ii) that the activities of individuals with access to modify data and make program and job changes were appropriately monitored. Business process controls (automated and manual) that are dependent on the affected ITGCs were also deemed ineffective because they could have been adversely impacted.

This material weakness was considered in determining the nature, timing and extent of audit tests applied in our audit of the fiscal December 31, 2022 consolidated financial statements, and this report does not affect our report dated April 24, 2023 on those consolidated financial statements.

We have also audited, in accordance with the standards of the Public Company Accounting Oversight Board (United States) (“PCAOB”), the consolidated balance sheets as of December 31, 2022, the related consolidated statements of loss and comprehensive loss, changes in shareholders’ equity, and cash flows for the year ended December 31, 2022, and related notes of the Company, and our report dated April 24, 2023 expressed an unqualified opinion on those consolidated financial statements.

Basis for Opinion

The Company's management is responsible for maintaining effective internal control over financial reporting, and for its assessment of the effectiveness of internal control over financial reporting, included in the accompanying "Management Annual Report on Internal Control Over Financial Reporting". Our responsibility is to express an opinion on the Company's internal control over financial reporting based on our audit. We are a public accounting firm registered with the PCAOB and are required to be independent with respect to the Company in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

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

Definition and Limitations of Internal Control over Financial Reporting

A company's internal control over financial reporting is a process designed to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with generally accepted accounting principles. A company's internal control over financial reporting includes those policies and procedures that (1) pertain to the maintenance of records that, in reasonable detail, accurately and fairly reflect the transactions and dispositions of the assets of the company; (2) provide reasonable assurance that transactions are recorded as necessary to permit preparation of financial statements in conformity with International Financial Reporting Standards, as promulgated by the International Accounting Standards Board, and that receipts and expenditures of the company are being made only in accordance with authorizations of management and directors of the

F-1

company; and (3) provide reasonable assurance regarding prevention or timely detection of unauthorized acquisition, use, or disposition of the company's assets that could have a material effect on the financial statements.

Because of the inherent limitations, internal control over financial reporting may not prevent or detect misstatements. Also, projections of any evaluation of effectiveness to future periods are subject to the risk that controls may become inadequate because of changes in conditions, or that degree of compliance with the policies or procedures may deteriorate.

/s/ Marcum llp

Marcum llp

We have served as the Company’s auditor since 2022.

New York, NY

April 24, 2023

F-1

SNDL Inc.

Consolidated Financial Statements

For the years ended December 31, 2022 and 2021, and 2020

(Expressed in thousands of Canadian dollars)

SNDL Inc.

Consolidated Statements of Financial Position

(Expressed in thousands of Canadian dollars)

As at	Note	December 31, 2022	December 31, 2021 (1)

Assets
Current assets
Cash and cash equivalents		279,586	558,251
Restricted cash	7	19,338	27,013
Marketable securities	8	21,926	83,724
Accounts receivable	9	22,636	10,865
Biological assets	10	3,477	4,410
Inventory	11	127,782	29,503
Prepaid expenses and deposits		10,110	4,355
Investments	16	6,552	3,065
Assets held for sale	5(c),13	6,375	2,998
Net investment in subleases	14	3,701	3,991
		501,483	728,175
Non-current assets
Long-term deposits		8,584	7,725
Right of use assets	12	134,154	6,717
Property, plant and equipment	13	143,409	56,472
Net investment in subleases	14	19,618	22,571
Intangible assets (1)	15	74,885	50,148
Investments	16	90,702	70,498
Equity-accounted investees	17	519,255	412,858
Goodwill (1)	5	67,260	72,496
Total assets		1,559,350	1,427,660

Liabilities
Current liabilities
Accounts payable and accrued liabilities	18	48,153	38,452
Lease liabilities	20	30,206	5,701
Derivative warrants	19	11,002	21,700
		89,361	65,853
Non-current liabilities
Lease liabilities	20	139,625	27,769
Other liabilities	21	2,709	4,505
Total liabilities		231,695	98,127

Shareholders’ equity
Share capital	23(b)	2,292,810	2,035,704
Warrants	23(c)	2,260	8,092
Contributed surplus		68,961	60,734
Contingent consideration		2,279	2,279
Accumulated deficit (1)		(1,091,999)	(785,112)
Accumulated other comprehensive income		32,188	7,607
Total shareholders’ equity		1,306,499	1,329,304
Non-controlling interest	34	21,156	229
Total liabilities and shareholders’ equity		1,559,350	1,427,660
(1)
Adjustment to provisional amounts — refer to note 5(b).

Commitments (note 35)

Subsequent events (notes 8, 16, 17, 23(b), 24(c) and 36)

See accompanying notes to the consolidated financial statements.

Approved by the Board:
“Signed” Bryan Pinney	“Signed” Zachary George
Director	Director

SNDL Inc.

Consolidated Statements of Loss and Comprehensive Loss
(Expressed in thousands of Canadian dollars, except per share amounts)

		Year ended December 31
	Note	2022	2021 (1)	2020
Gross revenue	25	729,694	67,279	73,321
Excise taxes		17,497	11,151	12,403
Net revenue		712,197	56,128	60,918
Cost of sales (1)	11	558,089	50,612	51,740
Inventory impairment and obsolescence	11	7,012	16,978	45,913
Gross margin before fair value adjustments		147,096	(11,462)	(36,735)
Change in fair value of biological assets	10	(1,309)	4,708	5,432
Change in fair value realized through inventory		(5,412)	(2,247)	(18,566)
Gross margin		140,375	(9,001)	(49,869)

Interest and fee revenue	26	16,739	13,149	—
Investment loss	26	(65,164)	(44,501)	—
Share of profit (loss) of equity-accounted investees	17	(43,002)	32,913	—

General and administrative (1)	27	140,168	38,043	32,029
Sales and marketing	27	8,417	5,043	5,737
Research and development		2,448	2,446	488
Depreciation and amortization (1)	5(b),12,13,15	40,945	5,287	4,711
Share-based compensation	24	9,671	12,307	8,566
Restructuring costs		(670)	874	6,470
Asset impairment	13,15	196,033	60,000	79,191
Government subsidies		—	(2,180)	(4,128)
Loss (gain) on cancellation of contracts		(290)	5,116	2,471
Loss from operations		(347,774)	(134,376)	(185,404)

Transaction costs		(1,352)	(17,566)	(3,587)
Finance costs, net	28	(41,314)	(3,756)	(3,819)
Change in estimate of fair value of derivative warrants	19	10,783	(77,834)	(12,995)
Foreign exchange gain (loss)		(19)	531	(1,000)
Gain (loss) on disposition of assets		(94)	235	488
Other expenses		—	(1,932)	—
Loss before income tax		(379,770)	(234,698)	(206,317)
Income tax recovery (1)	22	7,342	7,914	—
Net loss from continuing operations		(372,428)	(226,784)	(206,317)
Net loss from discontinued operations		—	—	(33,627)
Net loss		(372,428)	(226,784)	(239,944)

Equity-accounted investees - share of other comprehensive income, net of tax	17	24,581	7,607	—
Gain on translation of foreign operations		—	—	600
Comprehensive loss		(347,847)	(219,177)	(239,344)

Net loss from continuing operations attributable to:
Owners of the Company (1)		(335,114)	(226,984)	(199,619)
Non-controlling interest		(37,314)	200	(6,698)
		(372,428)	(226,784)	(206,317)
Net income (loss) attributable to:
Owners of the Company (1)		(335,114)	(226,984)	(233,246)
Non-controlling interest		(37,314)	200	(6,698)
		(372,428)	(226,784)	(239,944)
Comprehensive income (loss) attributable to:
Owners of the Company (1)		(310,533)	(219,377)	(232,646)
Non-controlling interest		(37,314)	200	(6,698)
		(347,847)	(219,177)	(239,344)
Net loss per common share attributable to owners of the Company
Basic and diluted	30	$(1.46)	$(1.22)	$(10.67)
(1)
Adjustment to provisional amounts — refer to note 5(b).

See accompanying notes to the consolidated financial statements.

SNDL Inc.

Consolidated Statements of Changes in Shareholders’ Equity

(Expressed in thousands of Canadian dollars)

	Note	Share capital	Warrants	Contributed surplus	Contingent consideration	Accumulated deficit (1)	Accumulated other comprehensive income	Non- controlling interest	Total equity
Balance at December 31, 2019		509,654	27,831	30,192	2,279	(360,338)	6,866	4,714	221,198
Net loss		—	—	—	—	(233,246)	—	(6,698)	(239,944)
Other comprehensive income		—	—	—	—	—	600	—	600
Share issuances		176,931	—	—	—	—	—	—	176,931
Share issuance costs		(5,593)	—	—	—	—	—	—	(5,593)
Convertible debt - conversions		63,002	—	—	—	—	—	—	63,002
Derivative warrants exercised		55,912	—	—	—	—	—	—	55,912
Warrants issued		—	306	—	—	—	—	—	306
Warrants expired		—	(21,999)	21,999	—	—	—	—	—
Dispositions		(38,447)	—	—	—	35,456	(7,466)	—	(10,457)
Share-based compensation		52	—	7,688	—	—	—	—	7,740
Employee awards exercised		535	—	(535)	—	—	—	—	—
Balance at December 31, 2020		762,046	6,138	59,344	2,279	(558,128)	—	(1,984)	269,695
Net loss (1)		—	—	—	—	(226,984)	—	200	(226,784)
Other comprehensive income		—	—	—	—	—	7,607	—	7,607
Loss of control of subsidiary		—	—	—	—	—	—	2,013	2,013
Share issuances	23(b)	977,425	—	—	—	—	—	—	977,425
Share issuance costs	23(b)	(16,371)	—	—	—	—	—	—	(16,371)
Derivative warrants exercised		277,136	—	—	—	—	—	—	277,136
Acquisition	5(b)	26,216	1,771	—	—	—	—	—	27,987
Convertible debenture settlement	5(b)	2,671	—	—	—	—	—	—	2,671
Warrants issued	23(c)	—	361	—	—	—	—	—	361
Warrants exercised	23(c)	178	(178)	—	—	—	—	—	—
Share-based compensation	24	8	—	12,715	—	—	—	—	12,723
Employee awards exercised		6,395	—	(6,194)	—	—	—	—	201
Modification of equity-settled plan		—	—	(5,131)	—	—	—	—	(5,131)
Balance at December 31, 2021		2,035,704	8,092	60,734	2,279	(785,112)	7,607	229	1,329,533
Net loss		—	—	—	—	(335,114)	—	(37,314)	(372,428)
Other comprehensive income		—	—	—	—	—	24,581	—	24,581
Share issuances	23(b)	2,870	—	—	—	—	—	—	2,870
Share repurchases	23(b)	(41,617)	—	—	—	28,227	—	—	(13,390)
Share issuances by subsidiaries		—	—	72	—	—	—	43	115
Acquisition	5(a)	287,129	—	—	—	—	—	58,222	345,351
Warrants expired	23(c)	—	(5,832)	5,832	—	—	—	—	—
Share-based compensation	24	—	—	11,047	—	—	—	—	11,047
Employee awards exercised		8,724	—	(8,724)	—	—	—	—	—
Distribution declared by subsidiaries		—	—	—	—	—	—	(24)	(24)
Balance at December 31, 2022		2,292,810	2,260	68,961	2,279	(1,091,999)	32,188	21,156	1,327,655
(1)
Adjustment to provisional amounts — refer to note 5(b).

See accompanying notes to the consolidated financial statements.

SNDL Inc.

Consolidated Statements of Cash Flows

(Expressed in thousands of Canadian dollars)

		Year ended December 31
	Note	2022	2021 (1)	2020
Cash provided by (used in):
Operating activities
Net loss for the period (1)		(372,428)	(226,784)	(206,317)
Adjustments for:
Income tax recovery (1)	22	(7,342)	(7,914)	—
Interest and fee revenue	26	(16,739)	—	—
Change in fair value of biological assets		1,309	(4,708)	(5,432)
Share-based compensation	24	9,671	12,307	8,566
Depreciation and amortization (1)	13,15	47,322	10,164	11,582
Loss (gain) on disposition of assets	13	94	(235)	(488)
Inventory obsolescence	11	7,012	16,978	45,913
Finance costs	28	41,314	3,716	(3,734)
Change in estimate of fair value of derivative warrants	19	(10,783)	77,834	12,995
Loss on cancellation of contracts		—	2,870	671
Unrealized foreign exchange (gain) loss		(16)	(63)	(757)
Restructuring costs		—	—	448
Warrants issued for services		—	—	306
Asset impairment	5(b),12,13,15	196,033	60,000	79,191
Share of (profit) loss of equity-accounted investees	17	43,002	(32,913)	—
Other expenses		—	1,864	—
Gain on disposition of marketable securities	8,26	—	(20,213)	—
Unrealized loss on marketable securities	8,26	65,553	64,714	—
Additions to marketable securities	8	(3,500)	(158,101)	—
Proceeds from disposal of marketable securities	8	—	29,876	—
Income distributions from equity-accounted investees		1,661	15,021	—
Interest received		13,403	—	—
Exercise of cash-settled deferred share units		(204)	(315)	—
Change in non-cash working capital	29	(22,073)	150	(5,259)
Net cash used in operating activities from continuing operations		(6,711)	(155,752)	(62,315)
Net cash provided by operating activities from discontinued operations		—	—	4,820
Net cash used in operating activities		(6,711)	(155,752)	(57,495)
Investing activities
Additions to property, plant and equipment	13	(10,666)	(3,793)	(3,024)
Additions to intangible assets	15	(197)	—	(150)
Additions to investments	16	(75,598)	(24,206)	(51,876)
Additions to equity-accounted investees	17	(119,137)	(395,569)	—
Capital distributions from equity-accounted investees		—	10,481	—
Proceeds from disposal of property, plant and equipment		4,000	194	2,109
Acquisition, net of cash acquired	5	(28,640)	(82,775)	—
Change in non-cash working capital	29	74	(612)	(11,319)
Net cash used in investing activities from continuing operations		(230,164)	(496,280)	(64,260)
Net cash used in investing activities from discontinued operations		—	—	(6,617)
Net cash used in investing activities		(230,164)	(496,280)	(70,877)
Financing activities
Proceeds from convertible notes, net of costs		—	—	18,070
Change in restricted cash	7	7,675	(21,680)	10,494
Payments on lease liabilities, net		(27,693)	(1,008)	(420)
Repurchase of common shares, net of costs	23(b)	(13,390)	—	—
Proceeds from issuance of shares and registered offerings, net of costs	23(b)	22	1,062,310	181,841
Distributions declared by subsidiaries		(24)	—	—
Proceeds from exercise of derivative warrants		—	119,318	20,391
Proceeds from exercise of employee warrants		—	201	—
Repayment of long-term debt	5(a)	(10,000)	—	(84,493)
Convertible debenture settlement		—	(9,354)	—
Payment on exercise of contingent consideration warrants		—	(219)	—
Change in non-cash working capital	29	1,620	348	(2,498)
Net cash (used in) provided by financing activities from continuing operations		(41,790)	1,149,916	143,385
Net cash used in financing activities from discontinued operations		—	—	(639)
Net cash (used in) provided by financing activities		(41,790)	1,149,916	142,746
Effect of exchange rate changes on cash held in foreign currency		—	(9)	665
Change in cash and cash equivalents		(278,665)	497,875	15,039
Cash and cash equivalents, beginning of year		558,251	60,376	45,337
Cash and cash equivalents, end of year		279,586	558,251	60,376
(1)
Adjustment to provisional amounts — refer to note 5(b).

See accompanying notes to the consolidated financial statements.

SNDL Inc.

Notes to the Consolidated Financial Statements

For the year ended December 31, 2022

(Expressed in thousands of Canadian dollars, except where otherwise noted)

1.
Description of business

SNDL Inc. (“SNDL” or the “Company”) was incorporated under the Business Corporations Act (Alberta) on August 19, 2006. On July 25, 2022, the Company’s shareholders approved a special resolution amending the articles of SNDL to change the name of the Company from “Sundial Growers Inc.” to “SNDL Inc.”.

The Company’s head office is located at 300, 919 11th Avenue SW, Calgary, Alberta, Canada.

The principal activities of the Company are the retailing of wines, beers and spirits, the operation and support of corporate-owned and franchise retail cannabis stores in Canadian jurisdictions where the private sale of recreational cannabis is permitted, the production, distribution and sale of cannabis domestically and for export pursuant to the Cannabis Act (Canada) (the “Cannabis Act”), and the deployment of capital to investment opportunities. The Cannabis Act regulates the production, distribution, and possession of cannabis for both medical and adult recreational access in Canada. The Company also owns approximately 63% of Nova Cannabis Inc. (“Nova”) (TSX: NOVC), whose principal activities are the retail sale of cannabis.

SNDL and its subsidiaries currently operate solely in Canada. Through its joint venture, SunStream Bancorp Inc. (“SunStream”) (note 17), the Company provides growth capital that pursues indirect investment and financial services opportunities in the global cannabis sector, as well as other investment opportunities. The Company also makes strategic portfolio investments in debt and equity securities.

The Company’s common shares trade on the Nasdaq Capital Market (“Nasdaq”) under the ticker symbol “SNDL”.

2.
Basis of presentation
a)
Statement of compliance

These consolidated financial statements have been prepared in accordance with International Financial Reporting Standards (“IFRS”), as issued by the International Accounting Standards Board (“IASB”) and interpretations of the International Financial Reporting Interpretations Committee (“IFRIC”) in effect as of December 31, 2022.

These consolidated financial statements were approved and authorized for issue by the board of directors of SNDL (the “Board”) on April 24, 2023.

b)
Basis of measurement

These consolidated financial statements have been prepared on a historical cost basis, except for biological assets, deferred share units (“DSUs”) and certain financial instruments (note 31(a)) which are measured at fair value with changes in fair value recorded in earnings.

c)
Functional and presentation currency

These consolidated financial statements are presented in Canadian dollars, which is the functional currency of the Company and its Canadian-based subsidiaries. Sundial Deutschland GmbH uses the European Euro as its functional currency. The Company’s equity-accounted joint venture uses the United States dollar as its functional currency. Transactions in currencies other than the functional currency are translated at the rate prevailing at the date of transaction. Monetary assets and liabilities that are denominated in foreign currencies are translated at the rate prevailing at each reporting date. Income and expense amounts are translated at the dates of the transactions.

In preparing the Company’s consolidated financial statements, the financial statements of foreign subsidiaries and the foreign equity-accounted joint venture are translated into Canadian dollars, the functional currency of the Company. The assets and liabilities of foreign operations that do not have a functional currency of Canadian dollars, are translated into Canadian dollars using exchange rates at the reporting date. Revenues and expenses of foreign operations are translated into Canadian dollars using foreign exchange rates that approximate those

SNDL Inc.

Notes to the Consolidated Financial Statements

For the year ended December 31, 2022

(Expressed in thousands of Canadian dollars, except where otherwise noted)

on the date of the underlying transactions. Foreign exchange differences from the translation of foreign subsidiaries and the foreign equity-accounted joint venture into Canadian dollars are recognized in other comprehensive income (“OCI”). The Company’s consolidated financial statements include its share of the Canadian dollar profit or loss and OCI of the equity-accounted joint venture.

d)
Basis of consolidation

Subsidiaries are entities controlled by the Company. Control exists when the Company has the power, directly and indirectly, to govern the financial and operating policies of an entity and be exposed to the variable returns from its activities. The financial statements of subsidiaries are included in these consolidated financial statements from the date that control commences until the date that control ceases. All intercompany balances, income and expenses and unrealized gains and losses resulting from intercompany transactions are eliminated upon consolidation.

3.
Significant accounting policies

The accounting policies set out below have been applied consistently to all periods presented in these consolidated financial statements.

CASH AND CASH EQUIVALENTS

Cash and cash equivalents include cash on hand, deposits held with banks and other short-term liquid investments with maturities of less than 90 days.

RESTRICTED CASH

Restricted cash is recorded as current assets representing (i) a cash balance to satisfy margin requirements on the Company’s option trading positions, if any, and (ii) minimum funding requirements for two separate captive insurance structures.

BIOLOGICAL ASSETS

The Company’s biological assets consist of cannabis plants. The Company capitalizes all direct and indirect costs related to the biological transformation of the biological assets between the point of initial recognition and the point of harvest, including labour-related costs, consumables, materials, utilities, facilities costs, depreciation and quality and testing costs. Biological assets are then recorded at fair value and consist of cannabis plants in various stages of vegetation, including cannabis clones which have not been harvested. Net unrealized changes in fair value of biological assets less costs to sell during the period are included in the results of operations for the related period. Biological assets are valued in accordance with International Accounting Standard 41 – Agriculture (“IAS 41”) and are presented at their fair values less costs to sell up to the point of harvest. The fair values are determined using a model which estimates the expected harvest yield in grams for plants currently being cultivated, and then adjusts the amount for the expected selling price less costs to produce and sell per gram. The fair value measurements for biological assets have been categorized as Level 3 fair values based on the inputs to the valuation technique used. The Company’s method of accounting for biological assets attributes value accretion on a straight-line basis throughout the life of the biological asset from initial cloning to the point of harvest. The estimated expected harvest yield is based on assumptions of the estimated yield per plant and the weighted average number of growing weeks completed as a percentage of total expected growing weeks as at year end. These estimates are subject to volatility in market prices, market conditions, yields and costs, which could significantly affect the fair value of biological assets in future periods. Differences from the anticipated yield will be reflected in the net change in fair value of biological assets in future periods.

SNDL Inc.

Notes to the Consolidated Financial Statements

For the year ended December 31, 2022

(Expressed in thousands of Canadian dollars, except where otherwise noted)

INVENTORY

Harvested cannabis

Inventories of harvested cannabis are valued at the lower of cost and net realizable value. Inventories of harvested cannabis are transferred from biological assets at their fair value less costs to sell up to the point of harvest, which becomes the initial deemed cost. All subsequent direct and indirect post-harvest costs are capitalized to inventory as incurred, including labour-related costs, consumables, materials, packaging supplies, utilities, facilities costs, as well as quality and testing costs. Net realizable value is determined as the estimated selling price in the ordinary course of business less the estimated costs of completion and the estimated costs necessary to make the sale. Cannabis supplies and consumables are initially valued at cost and subsequently at the lower of cost and net realizable value.

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

Retail inventory

Retail inventory at Company-owned stores is valued at the lower of cost and net realizable value. Net realizable value is the estimated selling price in the ordinary course of business, less estimated costs of selling the final product. Cost is determined using the weighted average method and comprises direct purchase costs. Inventory is written down to its net realizable value when the cost of inventory is estimated to be unrecoverable due to obsolescence, damage or declining selling prices. The Company makes estimates related to obsolescence, future selling prices, seasonality, customer behavior and fluctuations in inventory levels.

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

Any gain or loss arising on the disposal or retirement of a component of PP&E is determined as the difference between the sale proceeds and the carrying amount of the asset and is recognized in profit and loss.

PP&E are depreciated as they become available for use. Buildings are not depreciated until a producer’s licence is obtained, if required for operation. For assets available for use, depreciation is computed using the straight-line method over the estimated useful lives of the assets, as described below:

•
Production facilities — 20 years
•
Equipment — 1 to 10 years
•
Right of use assets and leasehold improvements — Shorter of estimated useful life or lease term

INTANGIBLE ASSETS

Intangible assets are recorded at cost less accumulated amortization and impairment losses, if any. Intangible assets acquired in a business combination are measured at fair value at the acquisition date. Amortization of definite life intangibles is provided on a straight-line basis over their estimated useful lives, once the intangible asset is available

SNDL Inc.

Notes to the Consolidated Financial Statements

For the year ended December 31, 2022

(Expressed in thousands of Canadian dollars, except where otherwise noted)

for use, as described below. If the intangible asset is not yet available for use it will be tested for impairment on an annual basis in accordance with International Accounting Standard 38 – Intangible Assets (“IAS 38”).

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
•
Intellectual property acquired through the acquisition of Inner Spirit (as defined below) consisting of a trade name with an indefinite life and franchise agreements with useful lives of 8 years.
•
Intangible assets acquired through the acquisition of Alcanna consisting of brands, licenses, permits and software.

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

IMPAIRMENT OF ASSETS

Management assesses and continually monitors internal and external indicators of impairment relating to the Company’s assets. The assessment of indicators of impairment takes into account various factors including the likelihood of obtaining and maintaining future licences from Health Canada, the demand for cannabis for recreational purposes, the price of cannabis, and changes in market discount rates.

SNDL Inc.

Notes to the Consolidated Financial Statements

For the year ended December 31, 2022

(Expressed in thousands of Canadian dollars, except where otherwise noted)

(i)
Financial assets

The Company applies an expected credit loss (“ECL”) model to all financial assets not held at fair value through profit and loss (“FVTPL”) where credit losses that are expected to transpire in futures years are provided for, irrespective of whether a loss event has occurred or not as at the statement of financial position date. For trade receivables, the Company has applied the simplified approach under International Financial Reporting Standard 9 – Financial Instruments (“IFRS 9”) and have calculated ECLs based on lifetime expected credit losses, taking into consideration historical credit loss experience and financial factors specific to the debtors and general economic conditions. ECLs are a probability-weighted estimate of credit losses. Credit losses are measured as the present value of the difference between the cash flows due in accordance with the contract and the cash flow the Company expects to receive. ECLs are discounted at the effective interest rate of the financial asset. For financial assets measured at amortized cost, the Company has applied the general approach under IFRS 9 and has calculated ECLs based on lifetime expected credit losses, taking into consideration whether the credit risk of a financial asset has increased significantly since initial recognition. When determining whether the credit risk of a financial asset has increased significantly since initial recognition and when estimating ECLs, the Company considers quantitative and qualitative information and analysis, based on the Company’s historical experience and informed credit assessment, that includes forward-looking information.

(ii)
Non-financial assets

The carrying amounts of the Company’s PP&E, right of use assets and intangible assets, including goodwill, are assessed for impairment indicators and impairment reversal indicators at each reporting period end to determine whether there is an indication that such assets have experienced impairment or impairment reversal. If such indication exists, the recoverable amount of the asset is estimated in order to determine the extent of the impairment loss or impairment reversal, if any.

An impairment loss is recognized for the amount by which the asset’s carrying amount exceeds its recoverable amount. The recoverable amount is the higher of an asset’s or group of asset’s estimated fair value less costs of disposal and its value in use. For the purposes of assessing impairment, assets are grouped at the lowest levels for which there are separately identifiable independent cash inflows (a cash generating unit (“CGU”)).

Where an impairment loss is subsequently determined to have reversed, the carrying amount of the asset or CGU is adjusted to the revised estimate of its recoverable amount but limited to the carrying amount that would have been determined had no impairment loss been recognized previously. A reversal of an impairment loss, net of any depreciation that would have been recorded, is recognized immediately in the statements of loss and comprehensive loss. Impairments of goodwill are not reversed.

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

SNDL Inc.

Notes to the Consolidated Financial Statements

For the year ended December 31, 2022

(Expressed in thousands of Canadian dollars, except where otherwise noted)

Financial assets and liabilities are recognized when the Company becomes a party to the contractual provisions of the instrument. A financial asset or liability is measured initially at fair value plus, for an item not measured at FVTPL, transaction costs that are directly attributable to its acquisition or issuance.

(i)
Financial assets

At initial recognition, a financial asset is classified and measured at: amortized cost, FVTPL or fair value through other comprehensive income (“FVOCI”) depending on the business model and contractual cash flows of the instrument.

Financial assets at amortized cost are subsequently measured at amortized cost using the effective interest rate method. The amortized cost is reduced by impairment losses. Interest income, foreign exchange gains and losses and impairment are recognized in profit or loss.

Financial assets at FVTPL are subsequently measured at fair value. Net gains and losses, including any interest or dividend income, are recognized in profit or loss.

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

The Company’s cash and cash equivalents, restricted cash and accounts receivable are measured at amortized cost. The Company’s marketable securities are measured at FVTPL. The Company’s long-term investments are measured at amortized cost and FVTPL. The Company has no financial assets measured at FVOCI.

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

SNDL Inc.

Notes to the Consolidated Financial Statements

For the year ended December 31, 2022

(Expressed in thousands of Canadian dollars, except where otherwise noted)

the reporting period. Provisions measured using estimated cash flows required to settle the obligation are determined by discounting the expected future cash flows at a pre-tax rate that reflects current market assessments of the time value of money and, where appropriate, the risks specific to the liability.

A provision for onerous contracts is recognized when the expected benefits to be derived by the Company from a contract are lower than the unavoidable cost of meeting its obligations under the contract. The Company has no onerous contracts during the years ended and as at December 31, 2022 and 2021.

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

Interest and losses and gains relating to the financial liability are recognized in profit and loss. On conversion, the financial liability is reclassified to equity; no gain or loss is recognized on conversion.

REVENUE

Under International Financial Reporting Standard 15 – Revenue from Contracts with Customers (“IFRS 15”), to determine the amount and timing of revenue to be recognized, the Company follows a five-step model:

1.
Identifying the contract with a customer
2.
Identifying the performance obligations
3.
Determining the transaction price
4.
Allocating the transaction price to the performance obligations
5.
Recognizing revenue when/as performance obligations are satisfied

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

SNDL Inc.

Notes to the Consolidated Financial Statements

For the year ended December 31, 2022

(Expressed in thousands of Canadian dollars, except where otherwise noted)

less any expected costs to recover goods. The refund liability is included in accounts payable and accrued liabilities and the right to recover returned goods is included in inventory. The Company reviews its estimate of expected returns at each reporting date and updates the amounts of the asset and liability accordingly.

Gross revenue earned in Canada includes excise taxes, which the Company pays as principal, but excludes duties and taxes collected on behalf of third parties. Net revenue is gross revenue less excise taxes. Gross revenue is recognized to the extent that it is highly probable that a significant reversal will not occur. Therefore, gross revenue is stated net of expected price discounts, allowances for customer returns and similar items. Generally, payment of the transaction price is due within credit terms that are consistent with industry practices, with no element of financing.

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

It is the Company’s policy to sell merchandise with a limited right to return. Returns are only provided through exchanges or the issuance of a gift card.

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

Ongoing royalty and advertisement fees, which are determined on a formula basis in accordance with the terms of the relevant franchise agreement, based on monthly revenues of the franchisees, are recognized as revenue when the contractual performance obligations have been achieved or other service-related performance obligations have been completed. The performance obligations relate to providing support to the franchise partners and stewarding the Spiritleaf brand. While the franchisees are operating under the name Spiritleaf, they utilize the Spiritleaf trademark, thereby, the Company has performed its obligations to recognize the revenue, as per the franchise agreements.

Other revenue

Proprietary licensing revenue is generated from proprietary licensing services provided to customers. Revenue is recognized when the services are delivered to the customer at a point in time as outlined by the contract. The Company does not operate or manage these services separately from its primary retail sales or operations.

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

SNDL Inc.

Notes to the Consolidated Financial Statements

For the year ended December 31, 2022

(Expressed in thousands of Canadian dollars, except where otherwise noted)

RESEARCH AND DEVELOPMENT

Research costs are expensed in the period incurred. Development costs are expensed in the period incurred unless the Company believes a development project meets the generally accepted criteria for deferral and amortization per IAS 38. Research and development costs comprise consulting fees, costs to cultivate and test cultivar batches to the point of commercialization and licence acquisition fees. No development costs have been capitalized as at December 31, 2022, or December 31, 2021.

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

Equity-settled

Simple and performance warrants, stock options and restricted share units (“RSUs”) are granted from time to time to employees, directors, and others at the discretion of the Board. The grant date fair value of simple warrants, performance warrants, stock options and RSUs is recognized as share-based compensation expense, with a corresponding increase in contributed surplus, over the vesting period of the awards. On exercise of simple warrants, performance warrants and stock options, the cash consideration received is credited to share capital and the associated amount in contributed surplus is reclassified to share capital. On exercise of RSUs, the associated amount in contributed surplus is reclassified to share capital.

Cash-settled

DSUs are granted to directors and represent a right for the holder to receive a cash payment equal to the fair value of the Company’s common shares calculated at the date of such payment.

Nova DSUs are granted to Nova directors and represent a right for the holder to receive a cash payment equal to the fair value of Nova’s common shares calculated at the date of such payment, or Nova common shares, at the discretion of Nova.

DSUs are accounted for as a liability instrument and measured at fair value based on the market value of the Company’s common shares at each period end. The fair value is recognized as share-based compensation over the vesting period. Fluctuations in the fair value are recognized within share-based compensation in the period in which they occur.

INCOME TAXES

Income taxes are recognized in profit and loss, except to the extent that they relate to items recognized directly in equity, in which case the tax is recognized in equity.

Current taxes are generally the expected income tax payable on taxable income for the reporting period, calculated using rates enacted or substantively enacted at the consolidated statements of financial position dates, and include any adjustment to income tax payable or recoverable in respect of previous periods.

Uncertain income tax positions are accounted for using the standards applicable to current income tax assets and liabilities. Liabilities and assets are recorded to the extent they are deemed to be probable.

Deferred tax is recognized using the asset and liability method, based on temporary differences between financial statement carrying amounts of assets and liabilities and their respective income tax bases. Deferred tax is determined using tax rates that have been enacted or substantively enacted at the consolidated statements of financial position date and are expected to apply when the related deferred tax asset is realized, or the deferred tax liability is settled. Deferred tax is not accounted for where it arises from initial recognition of an asset or liability in a transaction other than a business combination which, at the time of the transaction, affects neither accounting nor taxable income

SNDL Inc.

Notes to the Consolidated Financial Statements

For the year ended December 31, 2022

(Expressed in thousands of Canadian dollars, except where otherwise noted)

(loss). The amount of deferred tax recognized is based on the expected manner and timing of realization or settlement of the carrying amount of assets and liabilities. Deferred tax assets are recognized only to the extent that it is probable that future taxable income will be available for which the temporary differences can be utilized. Deferred tax assets are reviewed at each reporting date and adjusted to the extent that it is no longer probable that the related tax benefit will be realized.

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

BUSINESS COMBINATIONS

Business combinations are accounted for using the acquisition method of accounting when the acquired assets meet the definition of a business. The acquired identifiable assets and liabilities and contingent liabilities assumed in a business combination are measured at their fair values at the acquisition date. The cost of an acquisition is measured as the fair value of consideration transferred to the sellers, including cash paid and the fair value of assets given, equity instruments issued, and liabilities of the seller assumed at the acquisition date. Any excess of the fair value of the consideration paid over the fair value of the identifiable assets, liabilities and contingent liabilities acquired is recorded as goodwill. If the cost of the acquisition is less than the fair value of the net assets acquired, the difference is recognized immediately in net earnings. Transaction costs associated with business combinations are expensed as incurred.

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

GOODWILL

Goodwill is assessed for impairment annually or when facts and circumstances indicate that it is impaired. Goodwill is tested for impairment at a CGU level by comparing the carrying amount to the recoverable amount, which is determined as the greater of fair value less costs of disposal and value in use. Any excess of the carrying amount over the recoverable amount is the impaired amount. The recoverable amount estimates are categorized as Level 3 according to the fair value hierarchy. Impairment charges are recognized in profit and loss. Goodwill is reported at cost less any accumulated impairment. Goodwill impairments are not reversed.

NON-CONTROLLING INTERESTS

The Company recognizes non-controlling interests in an acquired entity either at fair value or at the non-controlling interest’s proportionate share of the acquired entity’s net identifiable assets, determined on an acquisition-by-acquisition basis.

SNDL Inc.

Notes to the Consolidated Financial Statements

For the year ended December 31, 2022

(Expressed in thousands of Canadian dollars, except where otherwise noted)

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

As a lessee

The Company recognizes a right of use asset and a lease liability at the lease commencement date. The right of use asset is initially measured at cost and any direct costs of obtaining the lease, and subsequently at cost less any accumulated depreciation and impairment losses and adjusted for certain remeasurements of the lease liability. Depreciation is recognized on the lease asset over the shorter of the estimated useful life of the asset or the lease term. The lease liability is initially measured at the present value of the lease payments that have not been paid at the commencement date, discounted at the rate implicit in the lease or, if that rate cannot be readily determined, the Company’s incremental borrowing rate. The lease liability is subsequently increased by the interest cost on the lease liability and decreased by lease payments made. Lease payments are allocated between the liability and accretion expense. Accretion expense is recognized on the lease liability using the effective interest rate method and payments are applied against the lease liability.

The carrying amounts of the right of use assets, lease liability, and the resulting interest and depreciation expense are based on the implicit interest rate within the lease arrangement or, if this information is unavailable, the incremental borrowing rate. Incremental borrowing rates are based on judgements including economic environment, term, and the underlying risk inherent to the asset.

As a lessor

When the Company acts as a lessor, it determines at lease inception whether each lease is a finance lease or an operating lease. To classify each lease, the Company makes an overall assessment of whether the lease transfers substantially all of the risks and rewards incidental to ownership of the underlying asset. If this is the case, then the lease is a finance lease; if not, then it is an operating lease. Under a finance lease, the Company recognizes a receivable at an amount equal to the net investment in the lease which is the present value of the aggregate of lease payments receivable by the lessor. Under an operating lease, the Company recognizes lease payments received as income on a straight-line basis over the lease term. When the Company is an intermediate lessor, it accounts for its interests in the head lease and the sub-lease separately. It assesses the lease classification of a sub-lease with reference to the right of use asset arising from the head lease, not with reference to the underlying asset.

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

The first structure is a captive cell program entered into with a registered insurer for the purpose of holding and managing the Company’s coverage funds through a separate cell account (“Cell Captive”). The Company applies International Financial Reporting Standard 10 – Consolidated Financial Statements (“IFRS 10”) in its assessment of

SNDL Inc.

Notes to the Consolidated Financial Statements

For the year ended December 31, 2022

(Expressed in thousands of Canadian dollars, except where otherwise noted)

control as it relates to the Cell Captive. The Company’s accounting policy is to consolidate the Cell Captive. The Cell Captive funds are held as cash and may be invested according to the Company’s treasury policy. The funds are disclosed as restricted cash as the Cell Captive must be fully funded at all times. The Company will recognize any gains or losses from fair market value adjustments, interest and/or foreign exchange in the statements of income (loss) and comprehensive income (loss).

The second structure is a wholly owned subsidiary, Sundial Insurance (Bermuda) Ltd. (“SIBL”), incorporated to provide separate and additional coverage. The Company applies IFRS 10 in its assessment of control as it relates to SIBL. The Company’s accounting policy is to consolidate SIBL. The funds are disclosed as restricted cash as the funds were required for initial capitalization of the entity and there is a requirement to maintain minimum capital and surplus in accordance with industry regulations.

NEW ACCOUNTING STANDARDS

The following accounting standards were effective for annual periods beginning on or after January 1, 2022 and did not have a material impact on the Company’s consolidated financial statements:

•
Onerous Contracts — Cost of Fulfilling a Contract — Amendments to IAS 37
•
Property, Plant and Equipment: Proceeds before Intended Use — Amendments to IAS 16

There are new accounting standards, amendments to accounting standards and interpretations that are effective for annual periods beginning on or after January 1, 2023, that have not been applied in preparing the consolidated financial statements for the year ended December 31, 2022. These standards and interpretations are not expected to have a material impact on the Company’s consolidated financial statements and include:

•
Classification of Liabilities as Current or Non-current — Amendment to IAS 1
•
IFRS 17 Insurance Contracts
•
Definition of Accounting Estimate — Amendments to IAS 8
•
Deferred Tax related to Assets and Liabilities arising from a Single Transaction — Amendments to IAS 12
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

Judgements, assumptions and estimation uncertainties that have a significant risk of resulting in a material adjustment include the following:

IMPAIRMENTS

CGU’s are defined as the lowest grouping of integrated assets that generate identifiable cash inflows that are largely independent of the cash inflows of other assets or groups of assets. The classification of assets into CGU’s requires significant judgement and interpretations with respect to the integration between assets, the existence of active markets, external users, shared infrastructure and the way in which management monitors the Company’s operations.

SNDL Inc.

Notes to the Consolidated Financial Statements

For the year ended December 31, 2022

(Expressed in thousands of Canadian dollars, except where otherwise noted)

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

ACQUISITIONS

The Company assesses whether an acquisition should be accounted for as an asset acquisition or a business combination under International Financial Reporting Standard 3 – Business Combinations (“IFRS 3”). This assessment requires management to make judgements on whether the assets acquired and liabilities assumed constitute a business as defined in IFRS 3 and if the integrated set of activities, including inputs and processes acquired, is capable of being conducted and managed as a business and the Company obtains control of the business inputs and processes.

Investments

The Company’s investments at FVTPL are financial assets measured at fair value each reporting period. The determination of the fair value of each investment requires judgement from management and the primary assumption is the discount rate.

SNDL Inc.

Notes to the Consolidated Financial Statements

For the year ended December 31, 2022

(Expressed in thousands of Canadian dollars, except where otherwise noted)

equity-accounted investees

The Company’s interest in a joint venture is accounted for using the equity-method. The current investment portfolio of the joint venture is comprised of secured debt and hybrid instruments which include options and warrants. These investments are recorded at fair value each reporting period with any changes in fair value recorded through profit or loss.

The determination of the fair value of the underlying investments is based on a discounted cash flow methodology and requires judgement from management. The discounted cash flows are based on various assumptions, including an estimation of market prices, volatility and discount rates.

5.
Business acquisitions
a)
Alcanna

On October 7, 2021, the Company announced that it had entered into an arrangement agreement with Alcanna Inc. (“Alcanna”) pursuant to which the Company would acquire all of the issued and outstanding common shares of Alcanna by way of a statutory plan of arrangement (the “Alcanna Transaction”). The Company and Alcanna amended the arrangement agreement in respect of the Alcanna Transaction on January 6, 2022, and the Alcanna Transaction closed on March 31, 2022. Alcanna is a Canadian liquor retailer, operating predominantly in Alberta under its three retail brands, “Wine and Beyond”, “Liquor Depot” and “Ace Liquor”. Alcanna holds an approximate 63% equity interest in Nova, a Canadian cannabis retailer operating stores across Alberta, Saskatchewan and Ontario, under its “Value Buds” and “Sweet Tree” retail brands. The Company is deemed to control Nova through its equity interest and Nova’s results are included in the consolidated financial statements of the Company with the minority interest shown as non-controlling interest through equity.

Alcanna was acquired to diversify and stabilize cash flows and advance the Company’s vertical integration strategy.

The Alcanna Transaction consideration was comprised of (i) an aggregate $54.3 million cash ($1.50 in cash for each Alcanna common share), and (ii) an aggregate 32.1 million SNDL common shares valued at $287.1 million based on the fair value of each common share of the Company on the closing date (0.885 of a SNDL common share for each Alcanna common share).

The Company engaged independent valuation experts to assist in determining the fair value of certain assets acquired and liabilities assumed and related deferred income tax impacts, if any.

The fair value of consideration paid was as follows:

	Provisional	Adjustments	Final
Cash	54,339	—	54,339
Issuance of common shares	287,129	—	287,129
	341,468	—	341,468

SNDL Inc.

Notes to the Consolidated Financial Statements

For the year ended December 31, 2022

(Expressed in thousands of Canadian dollars, except where otherwise noted)

The fair value of the assets and liabilities acquired was as follows:

	Provisional	Adjustments	Final
Cash	23,190	—	23,190
Accounts receivable	1,868	—	1,868
Prepaid expenses and deposits	10,986	—	10,986
Inventory	105,022	—	105,022
Right of use assets	171,866	(31,117)	140,749
Property, plant and equipment	86,059	24,632	110,691
Intangible assets	—	45,100	45,100
Goodwill	280,243	(129,308)	150,935
Accounts payable and accrued liabilities	(36,703)	(44)	(36,747)
Long-term debt	(10,000)	—	(10,000)
Lease liabilities	(232,755)	90,736	(142,019)
Derivative warrants	(58)	(27)	(85)
Non-controlling interest	(58,250)	28	(58,222)
	341,468	—	341,468

Non-controlling interest has been measured as the fair value of the non-controlling interest in Nova, which at the time was 37%, and was measured by applying a market approach with reference to Nova’s closing share price on the day of the Alcanna Transaction of $2.66.

On March 31, 2022, the Company repaid in full the acquired long-term debt balance of $10.0 million.

These consolidated financial statements incorporate the operations of Alcanna commencing March 31, 2022. During the period March 31, 2022 to December 31, 2022, the Company recorded revenues of $639.5 million and net loss of $101.0 million from the Alcanna operations. Had the Alcanna Transaction closed on January 1, 2022, management estimates that for the period January 1, 2022, to March 30, 2022, revenue would have increased by $162.5 million and net loss would have increased by $25.5 million. In determining these amounts, management assumes the fair values on the date of acquisition would have been the same as if the acquisition had occurred on January 1, 2022.

The Company incurred costs related to the Alcanna Transaction of $7.0 million which have been included in transaction costs.

The Company recorded adjustments to the fair value in the fourth quarter of 2022 to reflect additional information and greater certainty with respect to management estimates pertaining to facts and circumstances that were either unknown or uncertain at the date of acquisition. These adjustments related to changes in preliminary valuation assumptions, including refinement of right of use assets, property, plant and equipment, intangible assets, accounts payable and accrued liabilities, lease liabilities, derivative warrants and non-controlling interest. All measurement period adjustments were offset to goodwill.

goodwill impairment

For the purpose of impairment testing at December 31, 2022, intangible assets with indefinite lives were allocated to the Company’s CGUs as follows: i) $2.7 million to the cannabis retail CGU, ii) $18.3 million to the cannabis franchise CGU and iii) $43.1 million to the liquor retail CGU. Goodwill from the Alcanna acquisition was allocated as follows: i) $126.6 million to the cannabis retail CGU and ii) $24.3 million to the liquor retail CGU. The remaining goodwill from the Inner Spirit acquisition of $4.6 million was allocated to the group CGU containing the cannabis retail and cannabis franchise CGUs. The impairment test for the Company’s cannabis retail CGU used its fair value less costs of disposal and the fair value measurement was categorized as a Level 1 fair value based on the inputs in the valuation technique used. The impairment test for the Company’s cannabis franchise and liquor retail CGUs used a value in use approach based on internal cash flow estimates at December 31, 2022, and a discount rate of 12.0%. The discount rate was estimated based on the Company’s weighted average cost of capital, adjusted for risks specific to the CGUs. The estimated cash flows were based on a 5-year model taking into account the overall forecasted Canadian cannabis and

SNDL Inc.

Notes to the Consolidated Financial Statements

For the year ended December 31, 2022

(Expressed in thousands of Canadian dollars, except where otherwise noted)

liquor industry market sizes and the Company’s forecasted market share. A terminal value thereafter was applied. Based on the analysis, there was an impairment of the Company’s retail cannabis CGU of $88.0 million as at December 31, 2022 as the estimated recoverable amount for this CGU of $84.8 million was lower than the respective carrying amount. The impairment loss was fully allocated to goodwill and included in asset impairment. The impairment was recognized in the Company’s cannabis retail reportable segment.

b)
Inner Spirit

On May 5, 2021, the Company and Inner Spirit Holdings Ltd. (“Inner Spirit”) announced that they had entered into an arrangement agreement pursuant to which the Company acquired all of the issued and outstanding common shares of Inner Spirit (the “Inner Spirit Transaction”). The Inner Spirit Transaction closed on July 20, 2021. Inner Spirit is a retailer and franchisor of Spiritleaf adult-use cannabis stores across Canada, with a network that included more than 100 franchised and corporate-owned locations at the acquisition date.

The Inner Spirit Transaction consideration was comprised of (i) an aggregate $92.6 million cash ($0.30 in cash for each Inner Spirit common share), (ii) an aggregate 2.4 million SNDL common shares valued at $26.2 million based on the fair value of each common share of the Company on the closing date (0.00835 of a SNDL common share for each Inner Spirit common share) and (iii) contingent consideration valued at $1.2 million representing the fair value of Inner Spirit warrants.

The Company engaged independent valuation experts to assist in determining the fair value of certain assets acquired and liabilities assumed and related deferred income tax impacts.

The fair value of consideration paid was as follows:

	Provisional	Adjustments	Final
Cash	92,583	—	92,583
Issuance of common shares	26,216	—	26,216
Contingent consideration	1,150	—	1,150
	119,949	—	119,949

The fair value of the assets and liabilities acquired was as follows:

	Provisional	Adjustments	Final
Cash	9,808	—	9,808
Accounts receivable	750	(327)	423
Prepaid expenses and deposits	853	—	853
Inventory	2,733	2,011	4,744
Right of use assets	—	5,730	5,730
Property, plant and equipment	12,108	(5,730)	6,378
Intangible assets	—	46,000	46,000
Net investment in subleases	23,751	50	23,801
Goodwill	114,537	(42,041)	72,496
Accounts payable and accrued liabilities	(2,678)	—	(2,678)
Convertible debentures	(12,025)	—	(12,025)
Lease liabilities	(29,481)	(50)	(29,531)
Financial guarantee liability	(407)	—	(407)
Deferred tax liability	—	(5,643)	(5,643)
	119,949	—	119,949

On August 4, 2021, the Company settled the convertible debenture liability through the issuance of 2.5 million common shares valued at $2.7 million and a cash payment of $9.3 million. Due to the change of control from the Inner Spirit Transaction, debenture holders were entitled to receive SNDL common shares and a cash payment based on a prescribed formula.

SNDL Inc.

Notes to the Consolidated Financial Statements

For the year ended December 31, 2022

(Expressed in thousands of Canadian dollars, except where otherwise noted)

The fair value of the Inner Spirit warrants has been estimated as $1.2 million and is made up of the following components: (i) equity component of $1.8 million (note 23(c)), (ii) liability component of $0.3 million and (iii) asset component of $0.9 million.

The consolidated financial statements incorporate the operations of Inner Spirit commencing July 20, 2021. During the period July 20, 2021, to December 31, 2021, the Company recorded revenues of $16.1 million and net earnings of $1.1 million. Had the acquisition closed on January 1, 2021, management estimates that for the period January 1, 2021, to July 19, 2021, revenue would have increased by $20.4 million and net earnings would have been reduced by $7.4 million. In determining these amounts, management assumes the fair values on the date of acquisition would have been the same as if the acquisition had occurred on January 1, 2021.

The Company incurred acquisition-related costs of $1.9 million which have been included in transaction costs.

The Company recorded adjustments to the fair value in the third quarter of 2022 to reflect additional information and greater certainty with respect to management estimates pertaining to facts and circumstances that were either unknown or uncertain at the date of acquisition. These adjustments related to changes in preliminary valuation assumptions, including refinement of accounts receivable, inventory, net investment in subleases, lease liabilities and amounts allocated to intangible assets and deferred tax liability. All measurement period adjustments were offset to goodwill.

The Company made retrospective adjustments to provisional amounts in the comparative period as follows:

•
The carrying amount of intangible assets as at December 31, 2021 was increased by $45.4 million, representing the increase in fair value of $46.0 million less additional amortization from the acquisition date to December 31, 2021 of $0.6 million.
•
The deferred tax liability of $5.6 million was adjusted to nil with a corresponding adjustment recorded to income tax recovery, on the basis that the Company and Inner Spirit are subject to income tax under the same taxation authority.
•
Amortization expense for 2021 was increased by $0.6 million (Q3 2021 — $0.3 million and Q4 2021 — $0.3 million).
•
Cost of sales for 2021 was increased by $2.0 million, representing the increase in fair value of acquired inventory that was sold during 2021.
•
General and administrative expenses was decreased by $0.3 million, representing the decrease in fair value of acquired accounts receivable.
•
Goodwill was decreased by $42.0 million.

Inner Spirit goodwill and intangible asset impairment

For the purpose of impairment testing at September 30, 2022, intangible assets with indefinite lives consisting of the Inner Spirit brands and trademarks were allocated to the Company’s CGUs as follows: i) $17.7 million to the cannabis retail CGU and ii) $18.3 million to the cannabis franchise CGU. The impairment test for the Company’s cannabis retail and cannabis franchise CGUs used a value in use approach based on internal cash flow estimates at September 30, 2022, and a discount rate of 19.5%. The discount rate was estimated based on the Company’s weighted average cost of capital, adjusted for risks specific to the CGUs. The estimated cash flows were based on a 5-year model taking into account the overall forecasted Canadian cannabis industry market size and the Company’s forecasted market share. A terminal value thereafter was applied. Based on the analysis, there was an impairment of the Company’s retail cannabis CGU of $16.4 million as at September 30, 2022 as the estimated recoverable amount for this CGU of $1.9 million was lower than the respective carrying amount. The impairment loss was fully allocated to intangible assets with indefinite lives and included in asset impairment. The impairment was recognized in the Company’s cannabis retail reportable segment.

For the purpose of impairment testing at September 30, 2022, goodwill of $72.5 million from the Inner Spirit acquisition was allocated to the group CGU containing the cannabis retail and cannabis franchise CGUs. The impairment test for the Company’s group CGU used a value in use approach based on internal cash flow estimates at September 30, 2022, and a discount rate of 19.5%. The discount rate was estimated based on the Company’s weighted average cost of capital, adjusted for risks specific to the CGUs. The estimated cash flows were based on a 5-year model

SNDL Inc.

Notes to the Consolidated Financial Statements

For the year ended December 31, 2022

(Expressed in thousands of Canadian dollars, except where otherwise noted)

taking into account the overall forecasted Canadian cannabis industry market size and the Company’s forecasted market share. A terminal value thereafter was applied. Based on the analysis, there was an impairment of the Company’s group CGU of $67.9 million as at September 30, 2022 as the estimated recoverable amount for this group CGU of $40.0 million was lower than the respective carrying amount. The impairment loss was fully allocated to goodwill and included in asset impairment. The estimated value in use for the Company’s group CGU was sensitive to an increase in the discount rate. An increase to the discount rate by 1% would increase the impairment by approximately $1.1 million. The impairment was recognized in the Company’s cannabis retail reportable segment.

c)
Zenabis

On November 1, 2022, the Company announced that, in the context of proceedings pursuant to the Zenabis Group’s (as defined below) filing under the Companies’ Creditors Arrangement Act (“CCAA”), it had successfully acquired all of the assets of the business of the Zenabis Group, subject to certain exclusions, (the “Zenabis Business”), pursuant to an approval order of the Québec Superior Court (the “Court”).

The order of the Court approved the acquisition by a wholly owned subsidiary of SNDL of all issued and outstanding shares of Zenabis Ltd., a corporation resulting from the amalgamation of select Zenabis entities (collectively, the “Zenabis Group”), as part of the consideration for the senior secured debt of the Zenabis Group due to the SNDL subsidiary. Zenabis Ltd. owns all of the Zenabis Business, free and clear of any encumbrances except certain permitted encumbrances (namely the security of the wholly owned subsidiary of SNDL, which was preserved).

The Zenabis acquisition consideration was comprised of (i) the extinguishment of the Company’s senior loan.

The Company engaged independent valuation experts to assist in determining the fair value of certain assets acquired and liabilities assumed and related deferred income tax impacts, if any.

The fair value of consideration paid was as follows:

Final
Extinguishment of senior loan	18,215
18,215

The fair value of the assets and liabilities acquired was as follows:

Final
Cash	2,509
Accounts receivable	888
Biological assets	909
Prepaid expenses and deposits	1,856
Inventory	4,512
Assets held for sale	6,375
Right of use assets	32
Property, plant and equipment	4,658
Accounts payable and accrued liabilities	(3,437)
Lease liabilities	(87)
18,215

Assets held for sale are comprised of a processing facility in Stellarton, Nova Scotia, whose primary purpose was the packaging and processing of value added and derivative products for the adult-use cannabis market.

These consolidated financial statements incorporate the operations of Zenabis commencing November 1, 2022. During the period November 1, 2022 to December 31, 2022, the Company recorded revenues of $0.4 million and net loss of $1.8 million from the Zenabis operations. Had the acquisition closed on January 1, 2022, management estimates that for the period January 1, 2022, to October 31, 2022, revenue would have increased by $2.0 million and net loss would have increased by $9.0 million. In determining these amounts, management assumes the fair values on the date of acquisition would have been the same as if the acquisition had occurred on January 1, 2022.

SNDL Inc.

Notes to the Consolidated Financial Statements

For the year ended December 31, 2022

(Expressed in thousands of Canadian dollars, except where otherwise noted)

The Company incurred costs related to the Zenabis acquisition of $0.8 million which have been included in transaction costs.

6.
Segment information

The Company’s reportable segments are organized by business line, and with the acquisition of Alcanna, are comprised of four reportable segments: liquor retail, cannabis retail, cannabis operations, and investments.

Liquor retail includes the sale of wines, beers and spirits through owned liquor stores. Cannabis retail includes the private sale of adult-use cannabis through owned and franchise retail cannabis stores. Cannabis operations include the cultivation, distribution and sale of cannabis for the adult-use and medical markets domestically and for export. Investments include the deployment of capital to investment opportunities. Certain overhead expenses not directly attributable to any operating segment are reported as “Corporate”.

	Liquor Retail (1)	Cannabis Retail (1)	Cannabis Operations (2)	Investments (3)	Corporate	Total
As at December 31, 2022
Total assets	351,338	200,393	163,130	825,151	19,338	1,559,350
Year ended December 31, 2022
Net revenue	462,180	205,610	44,407	—	—	712,197
Gross margin	106,307	47,334	(13,266)	—	—	140,375
Interest and fee revenue	—	—	—	16,739	—	16,739
Investment (loss) income	—	—	—	(65,164)	—	(65,164)
Share of loss of equity-accounted investees	—	—	—	(43,002)	—	(43,002)
Depreciation and amortization	17,025	9,920	199	—	13,801	40,945
Income (loss) before income tax	17,726	(183,055)	(29,618)	(127,362)	(57,461)	(379,770)
(1)
Liquor retail includes operations for the period March 31, 2022 to December 31, 2022 and cannabis retail includes the operations of Nova retail stores for the period March 31, 2022 to December 31, 2022 (note 5(a)).
(2)
Cannabis operations includes the operations of Zenabis for the period November 1, 2022 to December 31, 2022 (note 5(c)).
(3)
Total assets include cash and cash equivalents.

	Liquor Retail	Cannabis Retail (1)	Cannabis Operations	Investments (2)	Corporate	Total
As at December 31, 2021
Total assets (3)	—	157,022	147,887	1,093,596	29,155	1,427,660
Year ended December 31, 2021
Net revenue	—	16,091	40,037	—	—	56,128
Gross margin (3)	—	6,498	(15,499)	—	—	(9,001)
Interest and fee revenue	—	—	—	13,149	—	13,149
Investment loss	—	—	—	(44,501)	—	(44,501)
Share of profit of equity-accounted investees	—	—	—	32,913	—	32,913
Depreciation and amortization (3)	—	1,282	3,108	—	897	5,287
Income (loss) before income tax (3)	—	(410)	(117,990)	(5,837)	(110,461)	(234,698)
(1)
Cannabis retail includes the operations of Inner Spirit retail and franchise stores for the period July 20, 2021 to December 31, 2021.
(2)
Total assets include cash and cash equivalents.
(3)
Adjustments to provisional amounts — refer to note 5(b)

Geographical disclosure

As at December 31, 2022, the Company had non-current assets related to investment credit operations in the United States of $519.3 million (December 31, 2021 — $412.9 million). For the year ended December 31, 2022, share of profit of equity-accounted investees related to investment credit operations in the United States was a loss of $43.0 million (year ended December 31, 2021 — gain of $32.9 million).

SNDL Inc.

Notes to the Consolidated Financial Statements

For the year ended December 31, 2022

(Expressed in thousands of Canadian dollars, except where otherwise noted)

7.
Restricted cash

As at	December 31, 2022	December 31, 2021
Securities collateral	—	7,773
Captive insurance	19,044	19,240
Other	294	—
	19,338	27,013

Securities collateral is comprised of a cash balance to satisfy margin requirements on the Company’s option trading positions.

The Company has secured insurance coverage for its directors and officers through two separate captive insurance structures (note 3).

8.
Marketable securities

As at	December 31, 2022	December 31, 2021
Balance, beginning of year	83,724	—
Additions	3,755	158,101
Dispositions	—	(9,663)
Change in fair value recognized in profit or loss	(65,553)	(64,714)
Balance, end of year	21,926	83,724

During the year ended December 31, 2022, proceeds of nil (year ended December 31, 2021 — $29.9 million) were received for dispositions of marketable securities and a gain on disposition of nil (year ended December 31, 2021 — $20.2 million) was recognized (note 26).

Marketable securities have been designated as FVTPL (note 31).

Subsequent to December 31, 2022, the marketable securities held in Valens were converted to SNDL common shares and subsequently cancelled in relation to the Valens acquisition (note 36).

The components of marketable securities are as follows:

As at	December 31, 2022	December 31, 2021
Equity securities	21,926	83,802
Put and call options	—	(78)
	21,926	83,724

9.
Accounts receivable

As at	December 31, 2022	December 31, 2021
Trade receivables	17,558	10,865
Other receivables	5,078	—
	22,636	10,865

The Company has calculated ECLs based on lifetime expected credit losses, taking into consideration historical credit loss experience and financial factors specific to the debtors and general economic conditions. Refer to note 31 for credit risk disclosures.

SNDL Inc.

Notes to the Consolidated Financial Statements

For the year ended December 31, 2022

(Expressed in thousands of Canadian dollars, except where otherwise noted)

10.
Biological assets

The Company’s biological assets consist of cannabis plants in various stages of vegetation, including plants which have not been harvested. The change in carrying value of biological assets is as follows:

As at	December 31, 2022	December 31, 2021
Balance, beginning of year	4,410	3,531
Increase in biological assets due to capitalized costs	27,749	25,880
Acquisition	909	—
Net change in fair value of biological assets	(1,309)	4,708
Transferred to inventory upon harvest	(28,282)	(29,709)
Balance, end of year	3,477	4,410

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

Management believes the most significant unobservable inputs and their impact on fair value of biological assets are as follows:

Assumption	Input	Weighted average input		Effect of 10% change ($000s)
		December 31 2022	December 31 2021	December 31 2022	December 31 2021
Yield per square foot of growing space (1)	Grams	48	49	279	435
Average net selling price (2)	$/gram	4.66	4.49	687	1,014
After harvest cost to complete and sell	$/gram	1.27	1.06	187	249
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

The Company estimates the harvest yields for cannabis at various stages of growth. As at December 31, 2022, it is estimated that the Company’s biological assets will yield approximately 3,904 kilograms (December 31, 2021 – 5,672 kilograms) of dry cannabis when harvested. During the year ended December 31, 2022, the Company harvested 19,854 kilograms of dry cannabis (year ended December 31, 2021 – 22,784 kilograms).

SNDL Inc.

Notes to the Consolidated Financial Statements

For the year ended December 31, 2022

(Expressed in thousands of Canadian dollars, except where otherwise noted)

11.
Inventory

As at	December 31, 2022	December 31, 2021
Retail liquor	82,589	—
Harvested cannabis
Raw materials, packaging and components	4,577	4,354
Work-in-progress	19,927	19,751
Finished goods	7,040	2,966
Retail cannabis	13,373	2,397
Millwork	276	35
	127,782	29,503

During the year ended December 31, 2022, inventories of $558.1 million were recognized in cost of sales as an expense (year ended December 31, 2021 - $50.6 million).

During the year ended December 31, 2022, the Company recognized inventory write downs of $8.9 million (year ended December 31, 2021 - $17.5 million), of which $7.0 million (year ended December 31, 2021 - $17.0 million) was recognized as an impaired and obsolete inventory provision, and $1.9 million (year ended December 31, 2021 - $0.5 million) was included in the change in fair value realized through inventory as the fair value component of the impaired and obsolete inventory provision.

12.
right of use assets

Cost
Balance at December 31, 2020	1,894
Acquisition (note 5(b))	5,730
Additions	579
Dispositions	(165)
Balance at December 31, 2021	8,038
Acquisition (note 5(a), note5(c))	140,781
Additions	6,103
Tenant inducement allowances	(46)
Dispositions and remeasurements	12,191
Balance at December 31, 2022	167,067

Accumulated depreciation and impairment
Balance at December 31, 2020	571
Depreciation	897
Dispositions	(147)
Balance at December 31, 2021	1,321
Depreciation	25,227
Impairment	6,365
Balance at December 31, 2022	32,913

Net book value
Balance at December 31, 2021	6,717
Balance at December 31, 2022	134,154

As at December 31, 2022, the Company recorded impairment losses of right of use assets of $6.4 million with $3.9 million in the cannabis retail reporting segment and $2.5 million in the liquor retail reporting segment. Refer to note 13 for the significant assumptions applied in the impairment test.

SNDL Inc.

Notes to the Consolidated Financial Statements

For the year ended December 31, 2022

(Expressed in thousands of Canadian dollars, except where otherwise noted)

13.
Property, plant and equipment

	Land	Production facilities	Leasehold improvements	Equipment	Construction in progress (“CIP”)	Total
Cost
Balance at December 31, 2020	8,640	152,935	2	28,894	8,819	199,290
Acquisition (note 5(b))	—	—	4,169	2,209	—	6,378
Additions	—	467	126	1,975	1,209	3,777
Transfers from CIP	3,748	—	—	—	(3,748)	—
Dispositions	—	(70)	(398)	(301)	(177)	(946)
Balance at December 31, 2021	12,388	153,332	3,899	32,777	6,103	208,499
Acquisition (note 5(a), note5(c))	130	2,982	65,605	44,263	2,369	115,349
Additions	57	256	3,465	5,907	982	10,667
Dispositions	(611)	(3,844)	(647)	(4,025)	—	(9,127)
Balance at December 31, 2022	11,964	152,726	72,322	78,922	9,454	325,388

Accumulated depreciation and impairment
Balance at December 31, 2020	—	69,364	—	8,500	5,821	83,685
Depreciation	—	2,503	411	5,438	—	8,352
Impairment	—	60,000	—	—	—	60,000
Dispositions	—	—	—	(10)	—	(10)
Balance at December 31, 2021	—	131,867	411	13,928	5,821	152,027
Depreciation	—	1,288	7,212	11,373	—	19,873
Impairment	—	—	7,794	7,415	—	15,209
Dispositions	—	(1,324)	(610)	(3,196)	—	(5,130)
Balance at December 31, 2022	—	131,831	14,807	29,520	5,821	181,979

Net book value
Balance at December 31, 2021	12,388	21,465	3,488	18,849	282	56,472
Balance at December 31, 2022	11,964	20,895	57,515	49,402	3,633	143,409

During the year ended December 31, 2022, depreciation expense of $6.4 million was capitalized to biological assets and inventory (year ended December 31, 2021 – $4.9 million).

During the year ended December 31, 2022, proceeds of $3.5 million were received for the disposition of the Company’s Merritt facility and a gain on disposal of $0.5 million was recognized. At December 31, 2021, the Merritt facility was classified as assets held for sale.

During the year ended December 31, 2022, proceeds of $3.9 million were received for the disposition of the Company’s Rocky View facility and no gain on disposal was recognized.

During the year ended December 31, 2022, the Company determined that indicators of impairment existed relating to idle machinery and equipment. The estimated recoverable amount of the assets was determined to be nil and an impairment of $2.4 million was recorded. The impairment was recognized in the Company’s cannabis operations reporting segment.

During the year ended December 31, 2022, the Company determined that indicators of impairment existed relating to its retail stores due to underperforming operating results of certain stores. For impairment testing of retail property, plant and equipment and right of use assets, the Company determined that a CGU was defined as each individual retail store. The Company completed impairment tests for each store location determined to have an indicator of potential impairment using a discounted cash flow methodology. The recoverable amounts for each CGU were based on the higher of its estimated value in use (“VIU”) and fair value less costs of disposal (“FVLCD”) using level 3 inputs (refer to note 31 for further discussion of each input level). The significant assumptions applied in the impairment test are described below:

SNDL Inc.

Notes to the Consolidated Financial Statements

For the year ended December 31, 2022

(Expressed in thousands of Canadian dollars, except where otherwise noted)

•
Cash flows: Estimated cash flows are based on forecasted EBITDA. The forecast is extended to a total of five years based on an analysis of the industry’s expected growth rates, historical and forecast volume changes, and inflation rates, except where a CGU has a defined life due to lease expiration. Management determined forecasted growth rates of sales based on past performance and its expectations of future performance for each location. Expenditures were based upon a combination of historical percentages of revenue, sales growth rates, and contractual lease payments.
•
Discount rate: The weighted average cost of capital was estimated to be 12.0% and is based on market capital structure of debt, risk-free rate, equity risk premium, beta adjustment to the equity risk premium based on a review of betas of comparable publicly traded companies, the Company’s historical data, an unsystematic risk premium and after-tax cost of debt based on corporate bond yields.
•
Long-term growth rate: Five years of cash flows have been included in the discounted cash flow models. Where a CGU’s lease terms do not define the forecast period, maintainable debt-free net cash flow beyond the forecast period is estimated to approximate the fifth-year cash flows increased by a terminal growth rate of 2.5% and is based on the industry’s expected growth rates, forecast inflation rates and management’s experience.

As at December 31, 2022, the Company recorded impairment losses of property, plant and equipment of $12.8 million with $5.3 million in the cannabis retail reporting segment and $7.5 million in the liquor retail reporting segment.

Due to curtailment in the utilization of a portion of the capacity in the Company’s Olds facility to align cannabis production with current demand estimates, the Company determined that indicators of impairment existed at June 30, 2021. The impairment test for the Company’s Olds CGU used a value in use approach based on internal cash flow estimates at June 30, 2021, and a discount rate of 25%. The discount rate was estimated based on the Company’s weighted average cost of capital, adjusted for risks specific to the CGU. The estimated cash flows were based on a 5-year model taking into account the overall forecasted Canadian cannabis industry market size and the Company’s forecasted market share. A terminal value thereafter was applied. Based on the analysis, there was an impairment of the Company’s Olds CGU of $60.0 million as at June 30, 2021, as the estimated recoverable amount for this CGU of $70.0 million was lower than the respective carrying amount. The estimated value in use for the Company’s Olds CGU was sensitive to an increase in the discount rate. An increase to the discount rate by 1% would increase the impairment by approximately $7.3 million. The impairment was recognized in the Company’s cannabis operations reporting segment.
14.
Net investment in subleases

	December 31, 2022	December 31, 2021
Balance, beginning of year	26,562	—
Acquisition (note 5(b))	—	23,801
Additions	1,408	3,951
Finance income	833	573
Rents recovered (payments made directly to landlords)	(4,141)	(1,713)
Dispositions and remeasurements	(1,343)	(50)
Balance, end of year	23,319	26,562

Current portion	3,701	3,991
Long-term	19,618	22,571

Net investment in subleases represent leased retail stores that have been subleased to certain franchise partners. These subleases are classified as a finance lease as the sublease terms are for the remaining term of the head lease.

SNDL Inc.

Notes to the Consolidated Financial Statements

For the year ended December 31, 2022

(Expressed in thousands of Canadian dollars, except where otherwise noted)

15.
Intangible assets

	Brands and trademarks	Franchise agreements	Software	Retail Licenses	Total
Cost
Balance at December 31, 2020	5,445	—	—	—	5,445
Acquisition (note 5(b)) (1)	36,000	10,000	—	—	46,000
Balance at December 31, 2021	41,445	10,000	—	—	51,445
Acquisition (note 5(a))	38,950	—	5,400	750	45,100
Additions	55	—	142	—	197
Dispositions	(50)	—	—	—	(50)
Balance at December 31, 2022	80,400	10,000	5,542	750	96,692

Accumulated amortization and impairment
Balance at December 31, 2020	382	—	—	—	382
Amortization (1)	354	561	—	—	915
Balance at December 31, 2021	736	561	—	—	1,297
Amortization	293	1,250	679	—	2,222
Impairment	18,288	—	—	—	18,288
Balance at December 31, 2022	19,317	1,811	679	—	21,807

Net book value
Balance at December 31, 2021	40,709	9,439	—	—	50,148
Balance at December 31, 2022	61,083	8,189	4,863	750	74,885
(1)
Adjustment to provisional amounts — refer to note 5(b).

Brands and trademarks are related to intellectual property purchased from Sun 8 Holdings Inc. (“Sun 8”) with a useful life of 15 years, other intellectual property with a useful life of 12 years, intellectual property acquired through the acquisition of Inner Spirit consisting of proprietary rights to brands and trademarks with an indefinite useful life, and intellectual property acquired through the acquisition of Alcanna with an indefinite useful life. The Inner Spirit and Alcanna brands and trademarks were determined to have an indefinite useful life due to the fact that there is no foreseeable limit to the period over which the asset is expected to generate net cash inflows. Franchise agreements consist of intellectual property acquired through the acquisition of Inner Spirit consisting of franchise relationships with a useful life of 8 years. Software is comprised of licenses acquired through the acquisition of Alcanna and are amortized using the straight-line method over the life of the license. Retail licenses acquired through the acquisition of Alcanna have an indefinite life and are therefore not amortized. The retail licenses do not expire, but rather are subject to an administrative extension process each year indefinitely.

During the three months ended September 30, 2022, the Company determined that indicators of impairment existed regarding the Sun 8 intellectual property due to decreasing market competition. The estimated recoverable amount of the intangible asset was determined to be $2.5 million and an impairment of $1.9 million was recorded. The impairment was recognized in the Company’s cannabis operations reporting segment.

At September 30, 2022, the Company recorded impairments to intangible assets with indefinite useful lives of $16.4 million due to changes in circumstances since the date of the Inner Spirit acquisition, mainly caused by the continued oversaturation of the cannabis retail market (note 5(b)).

At December 31, 2022, the Company tested intangible assets with indefinite useful lives and goodwill for impairment based on changes in circumstances since the date of the Alcanna and Nova acquisition, mainly caused by the continued oversaturation of the cannabis retail market (note 5(a)).

SNDL Inc.

Notes to the Consolidated Financial Statements

For the year ended December 31, 2022

(Expressed in thousands of Canadian dollars, except where otherwise noted)

16.
Investments

As at	December 31, 2022	December 31, 2021
Investments at amortized cost	24,493	24,987
Investments at FVTPL	72,761	48,576
	97,254	73,563

Current portion	6,552	3,065
Long-term	90,702	70,498

Investments at fvtpl

Superette

On February 9, 2022, the Company closed an investment in a $5.0 million promissory note with a maturity date of February 9, 2025, and an interest rate of 15% per annum. On August 26, 2022, November 22, 2022 and December 31, 2022, the Company entered into an amended and restated promissory note whereby the Company would advance additional funds up to $8.1 million as part of pre-CCAA advances and debtor-in-possession advances and the maturity date was amended such that the full balance of the promissory note plus accrued interest and advances became due August 30, 2022. On August 31, 2022, the Company announced that, in the context of the initial order obtained by Superette Inc., Superette Ontario Inc. and certain of its subsidiaries (collectively, “Superette”) from the Ontario Superior Court of Justice on August 30, 2022 pursuant to the CCAA proceedings, it had entered into an agreement of purchase and sale with Superette, pursuant to which it proposed to acquire substantially all of the business and assets of Superette. As at December 31, 2022, the Company had advanced an additional $1.8 million under the amended and restated promissory note. Subsequent to December 31, 2022, the Company had advanced an additional $0.3 million under the amended and restated promissory note. The Company has adjusted the fair value of the promissory note downward by $3.7 million during the year ended December 31, 2022 (note 28) to management’s best estimate of the recoverable value of the collateral underlying the security of the promissory note. On February 7, 2023, the Company announced the acquisition of Superette (note 36).

Delta 9

On March 30, 2022, the Company closed an investment in a $10.0 million convertible debenture with Delta 9 Cannabis Inc. with a maturity date of March 30, 2025, and an interest rate of 10% per annum. On August 11, 2022, and again on September 9, 2022, the Company waived compliance under certain covenants in exchange for a requirement to meet additional conditions.

Zenabis

On June 17, 2022, Zenabis Global Inc. (“Zenabis Global”), as well as Zenabis Global’s direct and indirect wholly owned subsidiaries (collectively, the “Zenabis Global Group”), filed a petition with the Québec Superior Court for protection under CCAA. On June 16, 2022 (and amended on July 5, 2022), the Company entered into a purchase agreement pursuant to which the shares of Zenabis Global and all business and assets of the Zenabis Global Group (the “Zenabis Business”) would be acquired by SNDL. On November 1, 2022, the Company announced the acquisition of certain assets and permitted liabilities of Zenabis Global (note 5(c)). The Company has adjusted the fair value of the Zenabis Global senior loan downward by $33.7 million (note 28) to management’s best estimate of the fair value of the Zenabis Global senior loan at November 1, 2022, in accordance with the requirements of IFRS. The Zenabis Global senior loan was extinguished immediately preceding the business combination and forms the consideration transferred (note 5(c)).

Valens

On August 22, 2022, the Company and The Valens Company Inc. (“Valens”) announced that they had entered into an arrangement agreement (the “Valens Arrangement Agreement”) to combine their businesses. Pursuant to the terms of the Valens Arrangement Agreement, the Company will acquire, subject to Valens’ shareholder approval and

SNDL Inc.

Notes to the Consolidated Financial Statements

For the year ended December 31, 2022

(Expressed in thousands of Canadian dollars, except where otherwise noted)

customary closing conditions, all of the issued and outstanding common shares of Valens, other than those owned by SNDL and its subsidiaries, by way of a statutory plan of arrangement (the “Valens Transaction”). In connection with the Valens Arrangement Agreement, the Company and Valens closed a $60.0 million non-revolving term loan facility with a maturity date of December 15, 2023 and an interest rate of 10% per annum. The Valens Transaction closed on January 17, 2023 (note 36).

17.
Equity-accounted investees

As at	December 31, 2022	December 31, 2021
Interest in joint venture (A)	519,255	412,858
Interest in associate (B)	—	—
	519,255	412,858
a)
Interest in joint venture

SunStream is a joint venture in which the Company has a 50% ownership interest. SunStream is a private company, incorporated under the Business Corporations Act (Alberta), which provides growth capital that pursues indirect investment and financial services opportunities in the global cannabis sector, as well as other investment opportunities.

SunStream is structured as a separate vehicle and the Company has a residual interest in the net assets of SunStream. Accordingly, the Company has classified its interest in SunStream as a joint venture, which is accounted for using the equity-method.

The current investment portfolio of SunStream is comprised of secured debt, hybrid debt and derivative instruments with United States based cannabis businesses. These investments are recorded at fair value each reporting period with any changes in fair value recorded through profit or loss. SunStream actively monitors these investments for changes in credit risk, market risk and other risks specific to each investment.

As at December 31, 2022, the Company had funded $514.7 million out of the total $538.0 million that was originally committed to SunStream. Subsequent to December 31, 2022, the Company contributed $10.9 million to SunStream.

The following table summarizes the carrying amount of the Company’s interest in the joint venture:

Carrying amount
Balance at December 31, 2020	—
Capital contributions	395,569
Share of net earnings	32,913
Share of other comprehensive income	9,878
Distributions	(25,502)
Balance at December 31, 2021	412,858
Capital contributions	119,137
Share of net earnings (loss)	(43,002)
Share of other comprehensive income	31,923
Distributions	(1,661)
Balance at December 31, 2022	519,255

SunStream is a related party due to it being classified as a joint venture of the Company. Capital contributions to the joint venture and distributions received from the joint venture are classified as related party transactions.

SNDL Inc.

Notes to the Consolidated Financial Statements

For the year ended December 31, 2022

(Expressed in thousands of Canadian dollars, except where otherwise noted)

The following table summarizes the financial information of SunStream:

As at	December 31, 2022	December 31, 2021
Current assets (including cash and cash equivalents - 2022: $1.5 million, 2021: $0.2 million)	5,437	789
Non-current assets	509,418	407,860
Current liabilities	(1,146)	(1,596)
Net assets (liabilities) (100%)	513,709	407,053

Year ended December 31	2022	2021
Revenue (loss)	(35,046)	36,203
Profit (loss) from operations	(42,627)	32,841
Other comprehensive income	31,923	9,878
Total comprehensive income (loss)	(10,619)	42,747
b)
Interest in associate

The Company holds a 25% equity interest in its associate Pathway RX Inc. (“Pathway”). Pathway is a private company focused on developing cannabis-based pharmaceutical drugs to treat symptoms associated with a range of medical cannabis. The carrying amount of the Company’s interest in Pathway is nil.

18.
Accounts payable and accrued liabilities

	December 31, 2022	December 31, 2021
Trade payables	9,774	4,172
Accrued and other liabilities	38,379	34,280
	48,153	38,452

19.
Derivative warrants

	December 31, 2022	December 31, 2021
Balance, beginning of year	21,700	428
2021 Series A and B Warrants - fair value on issuance	—	62,680
2021 Additional Series A and B Warrants - fair value on issuance	—	38,576
New Warrants - fair value on issuance recognized in profit or loss	—	106,531
Change in fair value recognized in profit or loss	(10,783)	(28,697)
Converted to common shares	—	(157,818)
Acquisition (note 5(a))	85	—
Balance, end of year	11,002	21,700

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

SNDL Inc.

Notes to the Consolidated Financial Statements

For the year ended December 31, 2022

(Expressed in thousands of Canadian dollars, except where otherwise noted)

The following table summarizes outstanding derivative warrants as at December 31, 2022:

	Exercise price (USD)	Number of warrants	Weighted average contractual life
2020 Series A Warrants (1)	1.77	50,000	2.6
Unsecured Convertible Notes Warrants (1)	1.77	50,000	1.0
New Warrants (2)	2.29	9,833,333	1.6
December 2018 Performance Warrants	CAD 5.51	118,067	1.0
		10,051,400	1.6
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
(2)
The exercise price of the New Warrants was adjusted from USD $15.00 to $2.29 based on the July 26, 2022 Share Consolidation (as defined below) representing a share combination event (note 23(a)).

In connection with the Alcanna Transaction (note 5(a)), the Company acquired warrants previously issued by Nova (the “December 2018 Performance Warrants”) that are classified as a liability.

The December 2018 Performance Warrants became immediately exercisable upon issuance. Each performance warrant includes a performance incentive that entitles the warrant holders to additional common shares of Nova upon exercise provided that the 20-day volume weighted average trading price of Nova’s common shares (the “Market Price”) equals or exceeds $19.27 at any time prior to the expiration date of the warrants. The Market Price condition has not been met. As such, the fair value of the December 2018 Performance Warrants was recognized as a warrant liability, inclusive of a probability weighting associated with the performance incentive being met. Under the terms of the warrant agreements, each performance warrant can be exercised for 0.05449 to 0.08174 of a Nova common share (depending on whether performance conditions are met) prior to the expiration date of December 18, 2023, at an exercise price of $5.51 per Nova common share. At December 31, 2022, there were 118,067 December 2018 Performance Warrants outstanding.

20.
Lease LIABILITIES

	December 31, 2022	December 31, 2021
Balance, beginning of year	33,470	1,440
Acquisition (note 5(a), note5(c))	142,106	29,531
Additions	7,497	4,514
Lease payments	(31,834)	(2,721)
Dispositions and remeasurements	10,890	(70)
Tenant inducement allowances received	1,799	—
Accretion expense	5,903	776
Balance, end of year	169,831	33,470

Current portion	30,206	5,701
Long-term	139,625	27,769

The following table presents the contractual undiscounted cash flows, excluding periods covered by lessee lease extension options that have been included in the determination of the lease term, related to the Company’s lease liabilities as at December 31, 2022:

SNDL Inc.

Notes to the Consolidated Financial Statements

For the year ended December 31, 2022

(Expressed in thousands of Canadian dollars, except where otherwise noted)

December 31, 2022
Less than one year	39,255
One to three years	64,892
Three to five years	48,955
Thereafter	47,468
Minimum lease payments	200,570

The Company has short-term leases with lease terms of 12 months or less as well as low-value leases. As these costs are incurred, they are recognized as general and administrative expense. These costs were immaterial in 2022 and 2021.

21.
Other liabilities

	December 31, 2022	December 31, 2021
Financial guarantee liability (A)	407	466
Deferred share units liability (B)	2,302	4,039
	2,709	4,505
a)
Financial guarantee liability

For franchise operated locations where the Company provided an indemnity for its franchisees, lease payments are made directly to the landlord by the franchisee, and the obligation to make lease payments would only revert to the Company if a franchisee defaulted on their obligations under the terms of the sub-lease or lease. The Company has made an estimate of ECLs in the event of default by the franchisees in making lease payments. This amount is recognized as a financial guarantee liability in the consolidated statement of financial position, and changes in the estimated liability are recognized as a financial guarantee liability expense within finance costs (note 28) in the consolidated statement of loss and comprehensive loss.

b)
DSU liability

Deferred share units (“DSUs”) are granted to directors and generally vest in equal instalments over one year. DSUs are settled by making a cash payment to the holder, equal to the fair value of the Company’s common shares calculated at the date of such payment, when a director leaves the board. DSUs are accounted for as a liability instrument and measured at fair value based on the market value of the Company’s common shares at each period end. Changes in the fair value are recognized within share-based compensation expense (note 24(d)).

SNDL Inc.

Notes to the Consolidated Financial Statements

For the year ended December 31, 2022

(Expressed in thousands of Canadian dollars, except where otherwise noted)

22.
Income taxes

The following table reconciles the expected income tax expense (recovery) at the Canadian federal and provincial statutory income tax rates to the amounts recognized in profit and loss for the years ended December 31, 2022, December 31, 2021 and December 31, 2020:

	December 31, 2022	December 31, 2021	December 31, 2020
Loss before taxes	(379,770)	(234,698)	(206,317)
Statutory income tax rates	23.0%	23.0%	24.0%
Expected income tax recovery	(87,347)	(53,981)	(49,516)
Non-deductible share-based compensation	2,508	2,308	1,970
Non-deductible finance expense	—	2	2,130
Revaluation of the fair value of warrant liabilities	(2,461)	17,902	—
Non-controlling interest	8,167	—	—
Non-deductible portion of capital losses	7,458	5,118	—
Other non-deductible expenses	5,409	610	348
Goodwill impairment	35,919	—	—
Change in tax rates	—	—	1,528
Deferred tax benefits not recognized	23,005	20,127	43,540
Income tax (recovery) expense	(7,342)	(7,914)	—

Details of the deferred tax assets (liabilities) are as follows:

	December 31, 2022	December 31, 2021
Deferred tax assets (liabilities):
Inventory	23,329	20,472
Biological assets	(9,451)	(9,509)
Net investment in subleases	(5,363)	(6,119)
Intangible assets	(16,632)	—
Lease liabilities	(5,488)	(8,361)
Marketable securities	14,981	7,442
Equity-accounted investee	(1,376)	(3,925)
Net deferred tax asset (liability)	—	—

Deferred tax assets have not been recognized for the following deductible temporary differences:

	December 31, 2022	December 31, 2021
Unrecognized deductible temporary differences:
Property, plant and equipment	7,413	81,583
Intangible assets	183	(45,256)
Share issue costs	28,926	23,835
Investments	18,239	3,300
Lease liabilities	193,691	69,865
Financial obligations and other	2,300	4,100
Non-capital losses & scientific research and experimental development	490,326	220,596
Unrecognized deductible temporary differences	741,078	358,023

SNDL Inc.

Notes to the Consolidated Financial Statements

For the year ended December 31, 2022

(Expressed in thousands of Canadian dollars, except where otherwise noted)

The movement in deferred income tax liability is as follows:

	December 31, 2022	December 31, 2021
Balance, beginning of year	—	—
Recognized in profit and loss	(7,342)	(7,914)
Recognized in other comprehensive income	7,342	7,914
Balance, end of year	—	—

The Company has $490.3 million (December 31, 2021 - $218.5 million) of non-capital losses available for future periods that will expire prior to 2037-2042.

23.
Share capital and warrants
a)
Authorized

The authorized capital of the Company consists of an unlimited number of voting common shares and preferred shares with no par value.

On July 26, 2022, the Board approved a 1 to 10 share consolidation of the Company’s issued and outstanding common shares (the “Share Consolidation”). Each shareholder of record of the Company as of the close of business on the record date of July 25, 2022, received 1 common share for each 10 shares held on such date.

All references to common shares, warrants, derivative warrant liabilities, simple warrants, performance warrants, stock options, RSUs and DSUs (excluding the Nova RSUs and DSUs) have been fully retrospectively adjusted to reflect the Share Consolidation.

b)
Issued and outstanding

		December 31, 2022		December 31, 2021
	Note	Number of Shares	Carrying Amount	Number of Shares	Carrying Amount
Balance, beginning of year		206,040,836	2,035,704	91,884,413	762,046
Share issuances		370,179	2,870	95,680,666	977,425
Share issuance costs		—	—	—	(16,371)
Share repurchases		(4,252,489)	(41,617)	—	—
Acquisition	5	32,060,135	287,129	2,443,128	26,216
Convertible debenture settlement		—	—	248,875	2,671
Derivative warrants exercised		—	—	15,214,695	277,136
Warrants exercised		—	—	19,571	178
Employee awards exercised (1)		975,575	8,724	549,488	6,403
Balance, end of year		235,194,236	2,292,810	206,040,836	2,035,704
(1)
Included in employee awards exercised are 87,500 RSUs that vested and were exercised in December 2020; however, the common shares were not issued until January 2021. Included in employee awards exercised are 50,000 RSUs that vested and were exercised in December 2021; however, the common shares were not issued until January 2022.

For the year ended December 31, 2022, the Company purchased and cancelled 4.3 million common shares at a weighted average price of $3.12 (US$2.33) per common share for a total cost of $13.3 million. Accumulated deficit was reduced by $28.3 million, representing the excess of the average carrying value of the common shares over their purchase price.

Subsequent to December 31, 2022, the Company purchased and cancelled 0.5 million common shares at a weighted average price of $2.78 (US$2.04) per common share for a total cost of $1.5 million.

SNDL Inc.

Notes to the Consolidated Financial Statements

For the year ended December 31, 2022

(Expressed in thousands of Canadian dollars, except where otherwise noted)

(C)
Common share purchase warrants

	Number of Warrants	Carrying Amount
Balance at December 31, 2020	102,400	6,138
Acquisition (note 5(b))	209,783	1,771
Warrants issued	64,000	361
Warrants exercised	(19,571)	(178)
Balance at December 31, 2021	356,612	8,092
Warrants expired	(48,000)	(5,832)
Balance at December 31, 2022	308,612	2,260

During the year ended December 31, 2022, the warrants issued in relation to the acquisition of a financial obligation expired.

During the year ended December 31, 2021, the Company issued 64,000 warrants to Sun 8 Holdings Inc. (“Sun 8”) with an exercise price of $9.40 per unit, in conjunction with achieving minimum thresholds of revenue derived from the brands or cultivars that the Company acquired from Sun 8 during the year ended December 31, 2019.

During the year ended December 31, 2021, 19,571 warrants that formed part of the contingent consideration from the Inner Spirit Transaction, were exercised resulting in a net payment of $0.2 million representing the difference between the exercise prices and the cash consideration (note 5(b)). The carrying value of the exercised warrants was adjusted from warrants to share capital.

The following table summarizes outstanding warrants as at December 31, 2022:

	Warrants outstanding and exercisable
Issued in relation to	Weighted average exercise price	Number of warrants	Weighted average contractual remaining life (years)
Financial services	45.98	54,400	6.6
Acquired from Inner Spirit (1)	3.37	190,212	1.2
Sun 8	9.40	64,000	3.0
	$12.13	308,612	2.5
(1)
Inner Spirit warrants are exchangeable for 0.00835 SNDL common shares in accordance with the Inner Spirit Transaction consideration (note 5(b)) and have been presented based on the number of SNDL common shares that are issuable.
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

SNDL Inc.

Notes to the Consolidated Financial Statements

For the year ended December 31, 2022

(Expressed in thousands of Canadian dollars, except where otherwise noted)

The components of share-based compensation expense are as follows:

	Year ended December 31
	2022	2021	2020
Equity-settled expense
Simple warrants (A)	1,299	2,899	1,539
Performance warrants (A)	—	361	(42)
Stock options (B)	78	(14)	651
Restricted share units (1) (C)	9,423	6,789	4,069
Cash-settled expense
Deferred share units (1)(2) (D)	(1,129)	2,272	2,349
	9,671	12,307	8,566
(1)
For the year ended December 31, 2022, the Company recognized share-based compensation recovery under Nova’s RSU plan of $107 and share-based compensation expense under Nova’s DSU plan of $404.
(2)
Cash-settled DSUs are accounted for as a liability and are measured at fair value based on the market value of the Company’s common shares at each reporting period. Fluctuations in the fair value are recognized during the period in which they occur.

Equity-settled plans

a)
Simple and performance warrants

The Company issued simple warrants and performance warrants to employees, directors and others at the discretion of the Board. Simple and performance warrants granted generally vest annually over a three-year period, simple warrants expire five years after the grant date and performance warrants expire five years after vesting criteria met.

The following table summarizes changes in the simple and performance warrants during the year ended December 31, 2022 and the year ended December 31, 2021:

	Simple warrants outstanding	Weighted average exercise price	Performance warrants outstanding	Weighted average exercise price
Balance at December 31, 2020	342,460	$44.13	167,200	$41.89
Forfeited	(66,880)	33.62	(20,480)	54.80
Exercised	(12,000)	9.38	(8,000)	10.94
Expired	(4,160)	34.51	—	0.00
Balance at December 31, 2021	259,420	$48.60	138,720	$41.77
Forfeited	(82,400)	57.77	(15,520)	37.86
Expired	(11,200)	6.25	—	0.00
Balance at December 31, 2022	165,820	$46.91	123,200	$42.26

SNDL Inc.

Notes to the Consolidated Financial Statements

For the year ended December 31, 2022

(Expressed in thousands of Canadian dollars, except where otherwise noted)

The following table summarizes outstanding simple and performance warrants as at December 31, 2022:

	Warrants outstanding			Warrants exercisable
Range of exercise prices	Number of warrants	Weighted average exercise price	Weighted average contractual life (years)	Number of warrants	Weighted average exercise price	Weighted average contractual life (years)
Simple warrants
$6.25 - $9.38	75,340	7.25	1.40	75,340	7.25	1.40
$29.69 - $45.31	27,120	31.26	1.61	26,320	31.02	1.54
$62.50 - $93.75	49,920	63.50	4.05	49,920	63.50	4.05
$125.00 - $375.00	13,440	239.15	4.62	7,040	205.18	3.70
	165,820	$46.91	2.49	158,620	$37.68	2.36
Performance warrants
$6.25 - $9.38	45,066	6.71	n/a	45,066	6.71	2.00
$12.50 - $18.75	17,334	15.15	n/a	17,334	15.15	0.93
$29.69 - $45.31	42,400	31.99	n/a	42,400	31.99	1.22
$62.50 - $93.75	9,334	77.68	n/a	1,334	93.75	1.10
$125.00 - $375.00	9,066	282.36	n/a	—	—	n/a
	123,200	$42.26	n/a	106,134	$19.28	1.91
b)
Stock options

The Company issues stock options to employees and others at the discretion of the Board. Stock options granted generally vest annually in thirds over a three-year period and generally expire ten years after the grant date.

The following table summarizes changes in stock options during the year ended December 31, 2022 and the year ended December 31, 2021:

	Stock options outstanding	Weighted average exercise price
Balance at December 31, 2020	72,060	$18.18
Forfeited	(27,500)	26.05
Expired	(100)	31.50
Balance at December 31, 2021	44,460	$13.28
Expired	(100)	31.50
Balance at December 31, 2022	44,360	$13.24

The following table summarizes outstanding stock options as at December 31, 2022:

	Stock options outstanding		Stock options exercisable
Exercise prices	Number of options	Weighted average contractual life (years)	Number of options	Weighted average contractual life (years)
$11.50	32,500	7.41	21,667	7.41
$11.90	8,160	7.49	8,160	7.49
$31.50	3,700	5.51	3,025	5.38
	44,360	7.27	32,852	7.24

SNDL Inc.

Notes to the Consolidated Financial Statements

For the year ended December 31, 2022

(Expressed in thousands of Canadian dollars, except where otherwise noted)

c)
Restricted share units

RSUs are granted to employees and the vesting requirements and maximum term are at the discretion of the Board. RSUs are exchangeable for an equal number of common shares.

The following table summarizes changes in RSUs during the year ended December 31, 2022 and the year ended December 31, 2021:

RSUs outstanding
Balance at December 31, 2020	165,692
Granted	1,238,152
Forfeited	(158,263)
Exercised	(491,988)
Balance at December 31, 2021	753,593
Granted	1,728,557
Forfeited	(175,245)
Exercised	(925,575)
Balance at December 31, 2022	1,381,330

Subsequent to December 31, 2022, the Company granted 7.8 million RSUs to employees as part of its long-term incentive program.

Cash-settled plans

d)
Deferred share units

DSUs are granted to directors and generally vest in equal instalments over one year. DSUs are settled by making a cash payment to the holder equal to the fair value of the Company’s common shares calculated at the date of such payment. DSUs are accounted for as a liability instrument and measured at fair value based on the market value of the Company’s common shares at each period end.

As at December 31, 2022, the Company recognized a liability of $2.3 million relating to the fair value of cash-settled DSUs (December 31, 2021 – $4.0 million). The liability is included as a non-current liability within other liabilities (note 21).

The following table summarizes changes in DSUs during the year ended December 31, 2022 and the year ended December 31, 2021:

DSUs outstanding
Balance at December 31, 2020	332,331
Granted	248,919
Exercised	(30,000)
Balance at December 31, 2021	551,250
Granted	1,216,076
Exercised	(58,943)
Balance at December 31, 2022	1,708,383

As at December 31, 2022, nil (December 31, 2021 – 0.6 million) DSUs were exercisable.
25.
Gross revenue

Liquor retail revenue is derived from the sale of wines, beers and spirits to customers. Cannabis retail revenue is derived from retail cannabis sales to customers, franchise revenue consists of royalty, advertising and franchise fee

SNDL Inc.

Notes to the Consolidated Financial Statements

For the year ended December 31, 2022

(Expressed in thousands of Canadian dollars, except where otherwise noted)

revenue, and other revenue consists of millwork, supply and accessories revenue and proprietary licensing. Cannabis revenue is derived from contracts with customers and is comprised of sales to Provincial boards that sell cannabis through their respective distribution models, sales to licensed producers for further processing, and sales to medical customers.

	Year ended December 31
	2022	2021	2020
Liquor retail revenue	462,180	—	—
Cannabis retail revenue
Retail	192,710	10,207	—
Franchise	8,337	4,251	—
Other	4,563	1,633	—
Cannabis retail revenue	205,610	16,091	—
Cannabis revenue
Provincial boards	58,728	41,338	55,315
Medical	9	8	32
Wholesale	3,167	9,842	17,974
Cannabis revenue	61,904	51,188	73,321
Gross revenue	729,694	67,279	73,321

The Company has recognized the following receivables from contracts with customers:

	December 31, 2022	December 31, 2021	December 31, 2020
Receivables, included in 'trade receivables' (note 9)	17,558	10,865	15,786

Receivables from contracts with customers are typically settled within 30 days. As at December 31, 2022, an impairment of $0.6 million (December 31, 2021 – $0.2 million) has been recognized on receivables from contracts with customers (note 31).

26.
Investment revenue (Loss)

	Year ended December 31
	2022	2021	2020
Interest and fee revenue
Interest revenue from investments at amortized cost	3,660	1,654	—
Interest and fee revenue from investments at FVTPL	6,036	8,514	—
Interest revenue from cash	7,043	2,981	—
	16,739	13,149	—

	Year ended December 31
	2022	2021	2020
Investment loss
Realized gains	389	20,213	—
Unrealized (losses) gains (note 8)	(65,553)	(64,714)	—
	(65,164)	(44,501)	—

SNDL Inc.

Notes to the Consolidated Financial Statements

For the year ended December 31, 2022

(Expressed in thousands of Canadian dollars, except where otherwise noted)

27.
Other operating expenses
a)
General and administrative

	Year ended December 31
	2022	2021 (1)	2020
Salaries and wages	80,134	18,675	11,634
Consulting fees	1,934	1,112	2,193
Office and general	37,061	7,560	9,843
Professional fees	11,563	6,530	4,658
Merchant processing fees	4,748	—	—
Director fees	472	351	365
Other	4,256	3,815	3,336
	140,168	38,043	32,029
(1)
Adjustment to provisional amounts — refer to note 5(b).
b)
Sales and marketing

	Year ended December 31
	2022	2021	2020
Marketing	7,308	3,671	4,839
Events	102	191	393
Research	—	43	57
Media	1,007	1,138	448
	8,417	5,043	5,737

28.
Finance costs

	Year ended December 31
	2022	2021	2020
Cash finance expense
Interest on long-term debt	—	—	7,482
Other finance costs	178	40	286
	178	40	7,768
Non-cash finance expense (income)
Change in fair value of investments at FVTPL	36,087	3,300	—
Accretion on lease liabilities	5,903	776	89
Financial guarantee liability (recovery) expense	(59)	59	—
Accretion	—	—	1,622
Amortization of debt issue costs	—	—	1,782
Change in fair value of convertible notes	—	—	(7,141)
Other	89	154	(86)
	42,020	4,289	(3,734)
Interest income	(884)	(573)	(215)
	41,314	3,756	3,819

SNDL Inc.

Notes to the Consolidated Financial Statements

For the year ended December 31, 2022

(Expressed in thousands of Canadian dollars, except where otherwise noted)

29.
Supplemental cash flow disclosures

	Year ended December 31
	2022	2021	2020
Cash provided by (used in):
Accounts receivable	(5,815)	9,339	(2,037)
Biological assets	533	3,829	13,789
Inventory	4,243	(18,318)	(12,315)
Prepaid expenses and deposits	5,782	(3,922)	2,280
Investments	918	(402)	—
Right of use assets	(17,510)	—	—
Property, plant and equipment	38	(305)	—
Accounts payable and accrued liabilities	(27,864)	9,665	(20,793)
Lease liabilities	19,296	—	—
	(20,379)	(114)	(19,076)

Changes in non-cash working capital relating to:
Operating	(22,073)	150	(5,259)
Investing	74	(612)	(11,319)
Financing	1,620	348	(2,498)
	(20,379)	(114)	(19,076)

Cash interest paid	—	—	6,094

30.
Loss per share

	Year ended December 31
	2022	2021	2020
Weighted average shares outstanding (000s)
Basic and diluted (1)	229,871	186,038	21,865
Continuing operations
Net loss attributable to owners of the Company	(335,114)	(226,984)	(199,619)
Per share - basic and diluted	$(1.46)	$(1.22)	$(9.13)
Discontinued operations
Net loss attributable to owners of the Company	—	—	(33,627)
Per share - basic and diluted	$—	$—	$(1.54)
Net loss attributable to owners of the Company	(335,114)	(226,984)	(233,246)
Per share - basic and diluted	$(1.46)	$(1.22)	$(10.67)
(1)
For the year ended December 31, 2022, there were 0.3 million equity classified warrants, 10.1 million derivative warrants, 0.2 million simple warrants, 0.1 million performance warrants, 0.04 million stock options and 1.4 million RSUs that were excluded from the calculation as the impact was anti-dilutive (year ended December 31, 2021 – 0.4 million equity classified warrants, 9.9 million derivative warrants, 0.3 million simple warrants, 0.1 million performance warrants, 0.04 million stock options and 0.8 million RSUs, year ended December 31, 2020 – 0.1 million equity classified warrants, 0.2 million derivative warrants, 0.3 million simple warrants, 0.2 million performance warrants, 0.07 million stock options and 0.2 million RSUs).

SNDL Inc.

Notes to the Consolidated Financial Statements

For the year ended December 31, 2022

(Expressed in thousands of Canadian dollars, except where otherwise noted)

31.
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

Fair value measurements of marketable securities, investments at FVTPL and derivative warrants are as follows:

		Fair value measurements using
December 31, 2022	Carrying amount	Level 1	Level 2	Level 3
Recurring measurements:
Financial assets
Marketable securities	21,926	21,926	—	—
Investments at FVTPL	72,761	—	—	72,761
Financial liabilities
Derivative warrants (1)	11,002	—	—	11,002

		Fair value measurements using
December 31, 2021	Carrying amount	Level 1	Level 2	Level 3
Recurring measurements:
Financial assets
Marketable securities	83,724	83,724	—	—
Investments at FVTPL	48,576	—	—	48,576
Financial liabilities
Derivative warrants (1)	21,700	—	—	21,700
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

Marketable securities are designated as FVTPL. The fair value of marketable securities is re-measured each reporting period with changes in fair value recognized in profit and loss. The fair value of marketable securities is estimated by using current quoted prices in active markets for identical assets.

Level 2 – quoted prices for similar assets or liabilities; quoted prices in markets that are not active; or other inputs that are observable or can be corroborated by observable market data for substantially the full term of the assets or liabilities.

As at December 31, 2022, the Company did not have any financial instruments measured at Level 2 fair value.

Level 3 – unobservable inputs that are supported by little or no market activity and that are significant to the fair value of the assets or liabilities.

Investments designated as FVTPL are re-measured each reporting period with changes in the fair value recognized in profit and loss within finance costs. The fair values of the investments were estimated by using a discounted

SNDL Inc.

Notes to the Consolidated Financial Statements

For the year ended December 31, 2022

(Expressed in thousands of Canadian dollars, except where otherwise noted)

cash flow analysis. The main assumptions used in the calculation were the determination of a credit-adjusted discount rate.

Derivative warrants are designated as FVTPL. The fair value of derivative warrants is re-measured each reporting period with changes in fair value recognized in profit and loss within finance costs. The fair value of derivative warrants is estimated by using a valuation model. Assumptions used in these calculations include volatility, discount rate and various probability factors.

At December 31, 2022, a 10% change in the material assumptions would change the estimated fair value of derivative warrant liabilities by approximately $1.3 million.

There were no transfers between Levels 1, 2 and 3 inputs during the year.

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

Impairment losses on accounts receivable recognized in profit or loss were as follows:

As at	December 31, 2022	December 31, 2021
Impairment loss (reversal) on trade receivables	642	214
Impairment loss (reversal) on other receivables	674	798
	1,316	1,012

The movement in the allowance for impairment in respect of accounts receivable during the year ended December 31, 2022 was as follows:

	December 31, 2022	December 31, 2021
Balance, beginning of year	1,132	120
Net remeasurement of impairment loss allowance	1,316	1,012
Balance, end of year	2,448	1,132

The Company applies the general approach under IFRS 9 to investments, which is an assessment of whether the credit risk of a financial instrument has increased significantly since initial recognition. The general approach compares the risk of a default occurring at the reporting date with the risk of a default occurring at the date of initial recognition. The Company has evaluated the credit risk of its investments, taking into consideration the risk of default, historical credit loss experience, financial factors specific to the debtors and general economic conditions and determined the expected credit loss to be $0.5 million for the year ended December 31, 2022.

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

SNDL Inc.

Notes to the Consolidated Financial Statements

For the year ended December 31, 2022

(Expressed in thousands of Canadian dollars, except where otherwise noted)

in the fair value of its marketable securities. The fair value of marketable securities is based on quoted market prices as the Company’s marketable securities are shares held of publicly traded entities and put and call options.

At December 31, 2022, a 10% change in the market prices would change the fair value of marketable securities by approximately $2.1 million.

The Company had no risk management contracts relating to marketable securities outstanding as at December 31, 2022.

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

The timing of expected cash outflows relating to financial liabilities at December 31, 2022 is as follows:

	Less than one year	One to three years	Three to five years	Thereafter	Total
Accounts payable and accrued liabilities	48,153	—	—	—	48,153
Financial guarantee liability (note 21)	—	407	—	—	407
Balance, end of year	48,153	407	—	—	48,560

32.
Related party transactions

The Company entered into the following related party transactions during the periods noted, in addition to those disclosed in note 17 relating to the Company’s joint venture.

A member of key management personnel jointly controls a company that owns property leased to SNDL for one of its retail liquor stores. The lease term is from November 1, 2017 to October 31, 2027 and includes extension terms from November 1, 2027 to October 31, 2032 and November 1, 2032 to October 31, 2037. Monthly rent for the location includes base rent, common area costs and sign rent. The rent amounts are subject to increases in accordance with the executed lease agreement. Subsequent to the Alcanna Transaction and for the period March 31, 2022 to December 31, 2022, the Company paid $117.9 thousand in total rent with respect to this lease.

Compensation of key management personnel

The Company considers directors and officers of the Company as key management personnel.

	Year ended December 31
	2022	2021	2020
Salaries and short-term benefits	4,505	2,348	1,944
Share-based compensation	5,871	8,275	7,629
	10,376	10,623	9,573

SNDL Inc.

Notes to the Consolidated Financial Statements

For the year ended December 31, 2022

(Expressed in thousands of Canadian dollars, except where otherwise noted)

33.
Capital management

The Company defines capital as shareholders’ equity and debt. Except as otherwise disclosed in these consolidated financial statements, there are no restrictions on the Company’s capital. The Company’s objectives with respect to the management of capital are to:

•
Maintain financial flexibility in order to preserve the ability to meet financial obligations;
•
Deploy capital to provide an appropriate investment return to shareholders; and
•
Maintain a capital structure that allows various financing alternatives.
34.
Non-controlling interests

The following tables provide summarized financial information for the Company’s subsidiary, Nova, that has a material non-controlling interest effective the date of closing of the Alcanna Transaction, before inter-company eliminations. The Company does have subsidiaries with non-material non-controlling interests that are not presented in the following financial information.

a)
Nova summarized statement of financial position

2022
Current assets	18,732
Current liabilities	19,892
Current net assets	(1,160)

Non-current assets	94,419
Non-current liabilities	45,443
Non-current net assets	48,976
Net assets	47,816
b)
Nova summarized statement of loss and comprehensive loss

2022
Revenue	176,588
Loss and comprehensive loss	(7,672)
c)
Nova summarized statement of cash flows

2022
Net cash provided by operating activities	5,848
Net cash used in investing activities	(5,549)
Net cash used in financing activities	(183)
Increase in cash	116

35.
Commitments and contingencies
a)
Commitments

The Company has entered into certain supply agreements to provide dried cannabis and cannabis products to third parties. The contracts require the provision of various amounts of dried cannabis on or before certain dates. Should the Company not deliver the product in the agreed timeframe, financial penalties apply which may be paid either in product in-kind or cash. Under these agreements, the Company has accrued financial penalties payable as at December 31, 2022 of $2.5 million (December 31, 2021 - $2.5 million).

SNDL Inc.

Notes to the Consolidated Financial Statements

For the year ended December 31, 2022

(Expressed in thousands of Canadian dollars, except where otherwise noted)

b)
Contingencies

From time to time, the Company may become involved in legal proceedings arising in the ordinary course of our business. Such proceedings, certain of which have been threatened against us, could include commercial litigation related to breach of contract claims brought by our customers, franchise partners, suppliers and contractors, as well as litigation related to termination of certain of our employees. The outcome of any litigation is inherently uncertain. Although we believe we have meritorious defenses against all currently pending and threatened proceedings and intend to vigorously defend all claims if they are brought, unfavorable rulings, judgements or settlement terms could have an adverse impact on our business and results of operations.

In connection with our initial public offering (“IPO”), we and certain of our current and former officers and directors, as well as the underwriters of our IPO, were named as defendants in several putative shareholder class action lawsuits filed between September 9, 2019 and November 1, 2019. The cases were consolidated in two separate actions depending on the court in which they were first filed, one in the Supreme Court of New York, New York County, captioned In re SNDL Inc. Securities Litigation, Index No. 655178/2019 (the “New York IPO Action”), and the other in the United States District Court for the Southern District of New York, captioned In re SNDL Inc. Securities Litigation, Master Case No. 1:19-cv-08913-ALC (the “Federal IPO Action”). The complaints in each of the two consolidated actions asserted claims under Sections 11, 12(a)(2), and 15 of the U.S. Securities Act of 1933, as amended (the “Securities Act”). They generally alleged that we made material misstatements and omissions in the prospectus and registration statement in connection with the IPO with respect to, among other things, the failure to disclose systemic quality control issues as well as the return of cannabis and termination of the supply agreement by one of the Company’s customers. The complaint in the Federal IPO Action also included allegations that we made misstatements as to revenue. The New York IPO Action was dismissed on May 15, 2020 and the dismissal was affirmed on February 16, 2021, by the Appellate Division, First Judicial Department, of the Supreme Court of New York.

In the Federal IPO Action, the court denied defendants’ motion to dismiss on March 30, 2021. On August 27, 2021, following a mediation, the parties notified the court that they had reached an agreement in principle to settle the Federal IPO Action. On December 2, 2021, the parties executed a settlement agreement, which was submitted to the court for approval on December 3, 2021. On October 5, 2022, the court entered an order and final judgement approving the settlement.

In addition, on May 7, 2020, the Company and certain of its current and former directors and officers were named as defendants in a lawsuit, captioned SUN, a Series of E Squared Investment Fund, LLC et al. v. SNDL Inc. et al., Case No. 1:20-cv-03579-ALC, in the United States District Court for the Southern District of New York. The complaint asserted claims for alleged violations of U.S. federal securities laws, including Sections 12(a)(2) and 15 of the Securities Act and Section 10(b) the Exchange Act, as well as claims for breach of contract, fraud in the inducement and negligent misrepresentation. Among other things, the complaint alleged that the Company made misrepresentations regarding the licensing and ability of Bridge Farm to export hemp and CBD to Europe, as well as regarding the quality of the Company’s cannabis. On September 30, 2021, the court granted defendants’ motion to dismiss and dismissed the case, dismissing the claims under the U.S. federal securities laws with prejudice and the remaining claims without prejudice.

36.
Subsequent events

Valens Acquisition

On August 22, 2022, the Company and The Valens Company Inc. (“Valens”) announced that they had entered into an arrangement agreement (the “Valens Arrangement Agreement”) pursuant to which the Company would acquire, subject to Valens’ shareholder approval and customary closing conditions, all of the issued and outstanding common shares of Valens, other than those owned by SNDL and its subsidiaries, by way of a statutory plan of arrangement (the “Valens Transaction”). Concurrently with the execution of the Valens Arrangement Agreement, the Company assumed Valens’ non-revolving term loan facility from its then-existing lender, and amended and restated the related credit agreement to provide for a $60.0 million non-revolving term loan facility with a maturity date of December 15,

SNDL Inc.

Notes to the Consolidated Financial Statements

For the year ended December 31, 2022

(Expressed in thousands of Canadian dollars, except where otherwise noted)

2023 and an interest rate of 10% per annum (the “Valens Facility”). As Valens is now a wholly-owned subsidiary of the Company, the Valens Facility became inter-company debt following the closing of the Valens Transaction. The Valens Transaction closed on January 17, 2023.

The Valens Transaction consideration was comprised of (i) the assumption of Valens’ $60 million non-revolving term loan facility from its then existing lender, as described above, and (ii) an aggregate 27.6 million SNDL common shares valued at $84.0 million based on the fair value of each common share of the Company on the closing date (0.3334 of a SNDL common share for each Valens common share).

Valens is a manufacturer of cannabis products providing proprietary cannabis processing services, in addition to product development, manufacturing, and commercialization of cannabis consumer packaged goods. Valens products are formulated for the medical, health and wellness, and recreational consumer segments. Valens also distributes medicinal cannabis products to Australia through its subsidiary Valens Australia Pty Ltd. (“Valens Australia”). Additionally, Valens manufactured, distributed, and sold a wide range of CBD products in the United States through its subsidiary Green Roads, Inc. (“Green Roads”), prior to the Valens Transaction. Green Roads filed for bankruptcy in the United States on March 6, 2023. The Company has provided a superpriority secured debtor-in-possession line of credit to Green Roads in the amount of USD $1.75 million.

Due to the proximity of the closing of the Valens Transaction and the date of issuance of the consolidated financial statements, the Company has not yet prepared the acquisition date fair value of the total consideration transferred or the amounts recognized as of the acquisition date for each major class of assets acquired and liabilities assumed.

Superette Acquisition

On February 7, 2023, the Company announced that, in the context of the Superette Group’s (as defined below) proceedings under the CCAA, it had successfully closed the Superette Transaction (as defined below) contemplated by the agreement of purchase and sale dated August 29, 2022 (as amended and restated on December 12, 2022) (the “APS”) and the approval and vesting order issued by the Ontario Superior Court of Justice (Commercial List) on December 20, 2022.

The Superette Group sells cannabis and non-cannabis branded merchandise and has furthered its market exposure and brand awareness through private-label cannabis offerings. Pursuant to the APS, certain of the Superette entities, including Superette Inc. and Superette Ontario Inc. (“Superette Ontario”) (collectively, the “Superette Group”), have sold their right, title and interest in (i) the five Superette retail locations within Toronto and Ottawa; (ii) the intellectual property rights related to the Superette brand (the “Superette IP”); and (iii) the shares of Superette Ontario (collectively, the “Superette Transaction”).

Pursuant to applicable laws and regulatory considerations, SNDL directed that the shares of Superette Ontario be transferred to Spirit Leaf Ontario Inc. (“SLO”). SNDL has entered into an option agreement with SLO to purchase all of the issued and outstanding shares of Superette Ontario if certain conditions are met, including compliance with regulatory considerations. The retail location s and intellectual property were transferred to Superette Ontario to assist in operating the retail locations and the Superette IP was transferred to SNDL directly. Certain of the Superette IP will be licensed by SNDL to SLO to allow it to use the Superette brand in the retail locations.

Due to the proximity of the closing of the Superette Transaction and the date of issuance of the consolidated financial statements, the Company has not yet prepared the acquisition date fair value of the total consideration transferred or the amounts recognized as of the acquisition date for each major class of assets acquired and liabilities assumed.

LIGHTBOX Acquisition

On March 28, 2023, the Company announced that it had entered into an agreement (the “Lightbox Agreement”) with Lightbox Enterprises Ltd. (“Lightbox”) to acquire four cannabis retail stores operating under the Dutch Love Cannabis banner (“Dutch Love”). Under the Lightbox Agreement, SNDL will acquire from Lightbox the rights to four Dutch Love stores and the rights to use certain Dutch Love related intellectual property for total consideration of $7.8 million. The

SNDL Inc.

Notes to the Consolidated Financial Statements

For the year ended December 31, 2022

(Expressed in thousands of Canadian dollars, except where otherwise noted)

consideration is comprised of i) $1.5 million cash; ii) the cancellation of the $3.0 million debt owed by Lightbox to SNDL; and iii) $3.3 million payable in common shares of SNDL.

The transaction is expected to be completed in the context of Lightbox's proceedings under the CCAA from the Supreme Court of British Columbia (the “BC Court”). On December 2, 2022, the BC Court granted an order that approved a sale and investment solicitation process (“SISP”) in respect of the assets, undertakings and properties of Lightbox, and the Agreement is the result of the SISP process.

The transaction is anticipated to close by the end of May 2023.