Form 20-F/A
period 2022-12-31
SNDL Inc.
filed 2024-03-21
CIK 1766600

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

#300, 919 - 11 Avenue SW

Calgary, AB, Canada, T2R 1P3

Tel.: (403) 948-5227

Alberto Paredero Quiros, Chief Financial Officer

#300, 919 – 11 Avenue SW

Calgary, AB, Canada, T2R 1P3

Tel.: (844) 879-8337

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

Auditor Name:	Location:	Auditor Firm ID:
Marcum LLP	New York, New York, United States	688

EXPLANATORY NOTE

This Amendment No. 1 (this “Amendment”) to the Annual Report on Form 20-F of SNDL Inc. (the “Company”) for the fiscal year ended December 31, 2022, which was originally filed with the Securities and Exchange Commission on April 24, 2023 (the “Original Filing”), is being filed solely for the purpose of including a corrected copy of the Company’s audited consolidated financial statements and related notes for the years ended December 31, 2022 and 2021, and 2020 (the “Annual Financial Statements”).

The Annual Financial Statements included in the Original Filing had inadvertently omitted the report of the Company’s former independent auditor, on the Company’s consolidated statement of financial position as at December 31, 2021, the related consolidated statements of loss and comprehensive loss, changes in shareholders’ equity and cash flows for each of the years in the two-year period ended December 31, 2021, and the related notes, and had presented certain page numbers (beginning on page F-1) incorrectly. The consent of the former independent auditor to the inclusion of its report with the Annual Financial Statements in the Company’s Annual Report on Form 20-F was filed as Exhibit 15.3 to the Original Filing and is incorporated by reference herein. As required by Rule 12b-15 under the Securities Exchange Act of 1934, as amended, new certifications by our principal executive officer and principal financial officer are being filed or furnished, as applicable, as Exhibits 12.1, 12.2, 13.1 and 13.2 to this Amendment.

The Annual Financial Statements included with this Amendment do not present any new, amended, revised or restated financial information as compared to the Annual Financial Statements included in the Original Filing. Other than as described above, this Amendment does not amend, modify or update the information contained in the Original Filing, nor does it reflect any event that has occurred after the date of the Original Filing.

3

Item 19. Exhibits.

List all exhibits filed as part of the registration statement or annual report, including exhibits incorporated by reference.

Exhibit Number	Description	Method of Filing

12.1	Certification of Principal Executive Officer Pursuant to Rules 13a-14(a) and 15d-14(a) under the Securities Exchange Act of 1934, as Adopted Pursuant to Section 302 of the Sarbanes-Oxley Act of 2002	Filed together with this Annual Report on Form 20-F for the year ended December 31, 2022
12.2	Certification of Principal Financial Officer Pursuant to Rules 13a-14(a) and 15d-14(a) under the Securities Exchange Act of 1934, as Adopted Pursuant to Section 302 of the Sarbanes-Oxley Act of 2002	Filed together with this Annual Report on Form 20-F for the year ended December 31, 2022
13.1	Certification of Principal Executive Officer Pursuant to 18 U.S.C. Section 1350, as Adopted Pursuant to Section 906 of the Sarbanes-Oxley Act of 2002	Furnished together with this Annual Report on Form 20-F for the year ended December 31, 2022
13.2	Certification of Principal Financial Officer Pursuant to 18 U.S.C. Section 1350, as Adopted Pursuant to Section 906 of the Sarbanes-Oxley Act of 2002	Furnished together with this Annual Report on Form 20-F for the year ended December 31, 2022
15.1	Consent of Marcum LLP	Filed together with this Annual Report on Form 20-F for the year ended December 31, 2022
101.INS	Inline XBRL Instance Document–the instance document does not appear in the Interactive Data File as its XBRL tags are embedded within the Inline XBRL document

101.SCH	Inline XBRL Taxonomy Extension Schema With Embedded Linkbase Documents

104	Cover page formatted as Inline XBRL and contained in Exhibit 101

4

SIGNATURES

The registrant hereby certifies that it meets all of the requirements for filing on Form 20-F and that it has duly caused and authorized the undersigned to sign this annual report on its behalf.

SNDL Inc.

Date: March 20, 2024	By:	/s/ Zachary George
Name: Zachary George
Title: Chief Executive Officer

5

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

New York

April 24, 2023

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Shareholders and Board of Directors of SNDL Inc. (formerly Sundial Growers Inc.)

Opinion on the Consolidated Financial Statements

We have audited, before the effects of the adjustments to retrospectively adjust the provisional amounts recorded for the fair value of the assets and liabilities acquired as part of the Inner Spirit Transaction described in Note 5(b), the consolidated statement of financial position of SNDL Inc. and subsidiaries (the Company) as of December 31, 2021, the related consolidated statements of loss and comprehensive loss, changes in shareholders’ equity, and cash flows for each of the years in the two-year period ended December 31, 2021, and the related notes (collectively, the consolidated financial statements). The 2021 consolidated financial statements before the effects of the adjustments described in Note5(b) are not presented herein. In our opinion, the consolidated financial statements, before the effects of the adjustments to retrospectively adjust the provisional amounts recorded for the fair value of the assets and liabilities acquired as part of the Inner Spirit Transaction, described in Note 5(b), present fairly, in all material respects, the financial position of the Company as of December 31, 2021, and its financial performance and its cash flows for each of the years in the two-year period ended December 31, 2021, in conformity with International Financial Reporting Standards as issued by the International Accounting Standards Board.

We were not engaged to audit, review, or apply any procedures to the adjustments to retrospectively adjust the provisional amounts recorded for the fair value of the assets and liabilities acquired as part of the Inner Spirit Transaction described in Note 5(b) and, accordingly, we do not express an opinion or any other form of assurance about whether such adjustments are appropriate and have been properly applied. Those adjustments were audited by other auditors.

Basis for Opinion

These consolidated financial statements are the responsibility of the Company’s management. Our responsibility is to express an opinion on these consolidated financial statements based on our audit. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) (PCAOB) and are required to be independent with respect to the Company in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

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

We served as the Company’s auditor from 2018 to 2022.

/s/ KPMG LLP

Chartered Professional Accountants

Calgary, Alberta
April 27, 2022

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