Form 40-F
period 2023-12-31
SNDL Inc.
filed 2024-03-21
CIK 1766600

UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 40-F

☐	REGISTRATION STATEMENT PURSUANT TO SECTION 12 OF THE SECURITIES EXCHANGE ACT OF 1934

OR

☒	ANNUAL REPORT PURSUANT TO SECTION 13(a) OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the fiscal year ended December 31, 2023	Commission File Number 001-39005

SNDL Inc.

(Exact name of Registrant as specified in its charter)

Not applicable

(Translation of Registrant’s name into English (if applicable))

Alberta

(Province or other jurisdiction of incorporation or organization)

2833

(Primary Standard Industrial Classification Code Number (if applicable))

Not applicable

(I.R.S. Employer Identification Number (if applicable))

#300, 919 - 11 Avenue SW

Calgary, Alberta, Canada T2R 1P3

Tel.: (403) 948-5227

(Address and telephone number of Registrant’s principal executive offices)

Corporation Service Company

19 West 44th Street, Suite 200

New York, New York 10036-8401

Tel.: 1 877 374 6010

(Name, address (including zip code) and telephone number (including area code)

of agent for service in the United States)

Copies to:

Jason Lehner Ryan Robski Shearman & Sterling LLP 199 Bay Street, Suite 4405 Toronto, Ontario M5L 1E8 (416) 360-8484	Ranjeev Dhillon McCarthy Tétrault LLP Suite 4000 421—7th Avenue SW Calgary, Alberta T2P 4K9 (403) 260-3500

Securities registered or to be registered pursuant to Section 12(b) of the Act.

Title of each class	Trading Symbol(s)	Name of each exchange on which registered
Common Shares, no par value	SNDL	Nasdaq Capital Market

Securities registered or to be registered pursuant to Section 12(g) of the Act: None

Securities for which there is a reporting obligation pursuant to Section 15(d) of the Act: None

For annual reports, indicate by check mark the information filed with this Form:

☒ Annual Information Form	☒ Audited Annual Financial Statements

Indicate the number of outstanding shares of each of the issuer’s classes of capital or common stock as of the close of the period covered by the annual report: 262,775,853

Indicate by check mark whether the Registrant (1) has filed all reports required to be filed by Section 13 or 15(d) of the Exchange Act during the preceding 12 months (or for such shorter period that the Registrant was required to file such reports) and (2) has been subject to such filing requirements for the past 90 days.

Yes ☒ No ☐

Indicate by check mark whether the registrant has submitted electronically every Interactive Data File required to be submitted pursuant to Rule 405 of Regulation S-T (§232.405 of this chapter) during the preceding 12 months (or for such shorter period that the Registrant was required to submit such files).

Yes ☒ No ☐

Indicate by check mark whether the registrant is an emerging growth company as defined in Rule 12b-2 of the Exchange Act.

Emerging growth company ☐

If an emerging growth company that prepares its financial statements in accordance with U.S. GAAP, indicate by check mark if the registrant has elected not to use the extended transition period for complying with any new or revised financial accounting standards provided pursuant to Section 13(a) of the Exchange Act. ☐

† The term “new or revised financial accounting standard” refers to any update issued by the Financial Accounting Standards Board to its Accounting Standards Codification after April 5, 2012.

Indicate by check mark whether the registrant has filed a report on and attestation to its management’s assessment of the effectiveness of its internal control over financial reporting under Section 404(b) of the Sarbanes-Oxley Act (15 U.S.C. 7262(b)) by the registered public accounting firm that prepared or issued its audit report. ☒

If securities are registered pursuant to Section 12(b) of the Act, indicate by check mark whether the financial statements of the registrant included in the filing reflect the correction of an error to previously issued financial statements. ☐

Indicate by check mark whether any of those error corrections are restatements that required a recovery analysis of incentive-based compensation received by any of the registrant’s executive officers during the relevant recovery period pursuant to §240.10D-1(b). ☐

Introduction

SNDL Inc. (the “Company” or the “Registrant,” sometimes referred to as “we,” “us” and “our”) is a “foreign private issuer” as defined in Rule 3b-4 under the Securities Exchange Act of 1934, as amended (the “Exchange Act”), and is a Canadian issuer eligible to file its annual report for the year ended December 31, 2023 on Form 40-F (this “Annual Report”) pursuant to the multijurisdictional disclosure system adopted by the U.S. Securities and Exchange Commission (the “SEC”) . The Company’s common shares are listed on the Nasdaq Capital Market (“Nasdaq”) under the trading symbol “SNDL”.

We publish our consolidated financial statements in Canadian dollars using International Financial Reporting Standards as issued by the International Accounting Standards Board. In this Annual Report, unless otherwise specified, monetary amounts are in Canadian dollars, all references to “$,” “C$,” “CDN$,” “CAD$,” and “dollars” mean Canadian dollars and all references to “US$” or “USD” mean United States dollars.

PRINCIPAL DOCUMENTS

The following documents have been filed as part of this Annual Report as exhibits hereto and are incorporated by reference herein:

Exhibits	Documents

99.1	Annual Information Form of the Company for the year ended December 31, 2023 (the “2023 AIF”)

99.2

Audited Consolidated Financial Statements of the Company and notes thereto for the years ended December 31, 2023 and 2022, together with the reports thereon of the independent registered public accounting firm (the “2023 Financial Statements”)

99.3	Management’s Discussion and Analysis of the Company for the year ended December 31, 2023 (the “2023 MD&A”)

CAUTIONARY NOTE REGARDING FORWARD LOOKING STATEMENTS

A number of statements in the documents incorporated by reference in this Annual Report constitute “forward-looking statements” within the meaning of the U.S. Private Securities Litigation Reform Act of 1995, Section 27A of the U.S. Securities Act of 1933, as amended (the “Securities Act”), and Section 21E of the Exchange Act, and forward-looking information within the meaning of applicable Canadian securities legislation. Please refer to the paragraph under the heading “Forward-Looking Information” in the 2023 AIF, attached as Exhibit 99.1 hereto and forming an integral part of this document, for a discussion of risks, uncertainties and assumptions that could cause actual results to vary from those forward-looking statements.

CONTROLS AND PROCEDURES

Certifications

See Exhibits 99.5, 99.6, 99.7 and 99.8 to this Annual Report.

Disclosure Controls and Procedures

The information provided in the section entitled “Disclosure Controls and Procedures” contained in the 2023 MD&A, filed as Exhibit 99.3 to this Annual Report, is incorporated by reference herein.

Management’s Annual Report on Internal Control Over Financial Reporting

The information provided in the section entitled “Internal Control Over Financial Reporting” contained in the 2023 MD&A, filed as Exhibit 99.3 to this Annual Report, is incorporated by reference herein.

Attestation Report of The Registered Public Accounting Firm

The effectiveness of the Company’s internal control over financial reporting as of December 31, 2023 has been audited by Marcum LLP, an independent registered public accounting firm, as stated in their report which accompanies the 2023 Financial Statements, filed as Exhibit 99.2 to this Annual Report, and is incorporated by reference herein.

Changes In Internal Control Over Financial Reporting

The information provided in the section entitled “Changes In Internal Control Over Financial Reporting” contained in the 2023 MD&A, filed as Exhibit 99.3 to this Annual Report, is incorporated by reference herein.

AUDIT COMMITTEE

Identification of Audit Committee

Our board of directors has a separately designated standing audit committee established in accordance with Section 3(a)(58)(A) of the Exchange Act.

Our audit committee is comprised of Greg Turnbull, Lori Ell and Bryan Pinney (chair). Our board of directors has determined that each of Greg Turnbull, Lori Ell and Bryan Pinney is financially literate and meets the independence requirements for directors, including the heightened independence standards for members of the audit committee under Rule 10A-3 under the Exchange Act and Canadian National Instrument 52-110 – Audit Committees.

Audit Committee Financial Expert

Our board of directors has determined that Bryan Pinney is an “audit committee financial expert” as defined in paragraph (8)(b) of General Instruction B of Form 40-F and is “financially sophisticated” within the meaning of the listing rules of the Nasdaq (the “Nasdaq Rules”). The SEC has indicated that the designation of a person as an audit committee financial expert does not make such person an “expert” for any purpose, or impose on such person any duties, obligations or liability that are greater than the duties, obligations and liability imposed on such person as a member of the audit committee and board of directors in the absence of such designation.

PRINCIPAL ACCOUNTANT FEES AND SERVICES

For details on the Company’s principal accountant fees payable to Marcum LLP (New York, New York, United States; Auditor Firm ID: 688), the Company’s independent auditor, in the fiscal years ended December 31, 2023 and December 31, 2022, as well as a description of the nature of each category of fees, see the information under “Audit Committee Information” in the Company’s 2023 AIF, included as Exhibit 99.1 hereto.

Pre-Approval Policies and Procedures

The audit committee is responsible for the pre-approval of all audit and non-audit services to be provided by the Company’s auditor, considering the impact of any non-audit services on the independence of the auditor, at scheduled meetings of the audit committee. Between scheduled meetings, the chair of the audit committee is authorized to approve all audit and non-audit services provided by the auditors for individual engagements with estimated fees of $25,000 and under and then report all such approvals to the audit committee at its next scheduled meeting.

None of the above services were approved pursuant to an exemption under paragraph (c)(7)(i)(C) of Rule 2-01 of Regulation S-X from the requirement that the audit committee pre-approve the services.

CODE OF ETHICS

We have adopted a code of conduct applicable to all of our directors, officers and employees, including our Chief Executive Officer and Chief Financial Officer, which is a “code of ethics” as defined in Section 406(c) of the Sarbanes-Oxley Act of 2002 and which is a “code” within the meaning of Canadian National Instrument 58-101 – Disclosure of Corporate Governance Practices. The code of conduct sets out our fundamental values and standards of behavior that are expected from our directors, officers and employees with respect to all aspects of our business. The objective of the code of conduct is to provide guidelines for maintaining our integrity, reputation and honesty with a goal of honoring others’ trust in us at all times as well as to deter wrongdoing and promote (i) honest and ethical behavior and fair dealing by our directors, officers, employees, consultants and contractors, (ii) full, fair, accurate, timely and understandable disclosure in filings with the SEC and other public communications, (iii) compliance with applicable governmental rules and regulations, and (iv) accountability for adherence to the code of conduct and prompt reporting of its violations.

The full text of the code of conduct has been posted on our website at www.sndl.com. The information on or accessible through our website is not part of and is not incorporated by reference into this Annual Report, and the inclusion of our website address in this Annual Report is only for reference. If we make any amendment to the code of conduct or grant any waiver therefrom, whether explicit or implicit, to a director or executive officer, we will disclose the nature of such amendment or waiver on our website to the extent required by, and in accordance with, the rules and regulations of the SEC and the Canadian securities regulatory authorities.

NOTICES PURSUANT TO REGULATION BTR

There were no notices required by Rule 104 of Regulation BTR that the Company sent during the year ended December 31, 2023 concerning any equity security subject to a blackout period under Rule 101 of Regulation BTR.

OFF-BALANCE SHEET ARRANGEMENTS

The Company has no off-balance sheet arrangements.

CONTRACTUAL AND OTHER OBLIGATIONS

As of December 31, 2023, and from time to time in the normal course of business the Company is obligated to make future payments. These obligations represent contracts and other commitments that are known and committed. A table setting forth the cash payments related to the Company’s contractual obligations and a discussion thereof are set forth in the section entitled “Contractual Commitments and Contingencies” in the 2023 MD&A, filed as Exhibit 99.3 to this Annual Report, and are incorporated by reference herein.

MINE SAFETY DISCLOSURE

Not applicable.

RECOVERY OF ERRONEOUSLY AWARDED COMPENSATION

See Exhibit 97.1 to this Annual Report.

DIFFERENCES IN NASDAQ AND CANADIAN CORPORATE GOVERNANCE REQUIREMENTS

Nasdaq Rule 5615(a)(3) permits foreign private issuers, such as the Company, to follow “home country” corporate governance practices in lieu of the otherwise applicable corporate governance requirements of the Nasdaq Rules, subject to several exceptions. The application of such rule requires that we disclose each requirement that we do not follow and describe the home country practice followed in lieu of such requirements.

We have elected to follow Canadian corporate governance practices in lieu of the requirement under Nasdaq Rule 5620(c) that a company’s bylaws provide for a quorum for any meeting of the holders of the company’s common shares that is not less than 33 1/3% of the outstanding common shares of the company. Our by-laws provide that a quorum of shareholders is constituted by the holders of at least 25% of the shares entitled to vote at the meeting, present in person or represented by proxy, and at least two persons entitled to vote at the meeting, present in person or represented by proxy.

In addition, we have elected not to follow Nasdaq Rule 5635 that requires the Company to obtain shareholder approval prior to issuance of securities in connection with certain events, such as: the acquisition of the stock or assets of another company; equity-based compensation of officers, directors, employees or consultants; a change of control; and transactions other than public offerings. In light of the fact that the Company’s shares are not listed on any Canadian stock exchange, neither Canadian securities laws nor Alberta corporate law require shareholder approval for such transactions, except where such transactions constitute a “related party transaction” or “business combination” under Canadian securities laws or where such transaction is structured in a way that requires shareholder approval under the Business Corporations Act (Alberta), in which case, we intend to comply with such requirements.

The foregoing is consistent with the laws, customs and practices in Canada.

UNDERTAKING AND CONSENT TO SERVICE OF PROCESS

A. Undertaking

The Registrant undertakes to make available, in person or by telephone, representatives to respond to inquiries made by the Commission staff, and to furnish promptly, when requested to do so by the Commission staff, information relating to: the securities registered pursuant to Form 40-F; the securities in relation to which the obligation to file an annual report on Form 40-F arises; or transactions in said securities.

B. Consent to Service of Process

(1) We have filed a written consent to service of process on Form F-X with the SEC together with this Form 40-F.

(2) Any change in the name or address of the Registrant’s agent for service of process shall be communicated promptly to the SEC by amendment to the Form F-X referencing the file number of the Registrant.

SIGNATURES

Pursuant to the requirements of the Exchange Act, the Registrant certifies that it meets all of the requirements for filing on Form 40-F and has duly caused this annual report to be signed on its behalf by the undersigned, thereunto duly authorized.

SNDL Inc.

Date: March 20, 2024	By:	/s/ Zachary George
	Name:	Zachary George
	Title:	Chief Executive Officer

Exhibit Index

Exhibit Number	Description

97.1	Dodd-Frank Clawback Policy of the Company
99.1	Annual Information Form of the Company for the year ended December 31, 2023
99.2

Audited Consolidated Financial Statements of the Company and notes thereto for the years ended December 31, 2023 and 2022, together with the reports thereon of the independent registered public accounting firm

99.3	Management’s Discussion and Analysis of the Company for the year ended December 31, 2023
99.4	Consent of Independent Registered Public Accounting Firm
99.5	Certification of Principal Executive Officer Pursuant to Rules 13a-14(a) and 15d-14(a) under the Securities Exchange Act of 1934, as Adopted Pursuant to Section 302 of the Sarbanes-Oxley Act of 2002
99.6	Certification of Principal Financial Officer Pursuant to Rules 13a-14(a) and 15d-14(a) under the Securities Exchange Act of 1934, as Adopted Pursuant to Section 302 of the Sarbanes-Oxley Act of 2002
99.7	Certification of Principal Executive Officer Pursuant to 18 U.S.C. Section 1350, as Adopted Pursuant to Section 906 of the Sarbanes-Oxley Act of 2002*
99.8	Certification of Principal Financial Officer Pursuant to 18 U.S.C. Section 1350, as Adopted Pursuant to Section 906 of the Sarbanes-Oxley Act of 2002*
101.INS	Inline XBRL Instance Document–the instance document does not appear in the Interactive Data File as its XBRL tags are embedded within the Inline XBRL document
101.SCH	Inline XBRL Taxonomy Extension Schema With Embedded Linkbase Documents
104	Cover page formatted as Inline XBRL and contained in Exhibit 101

* Such certifications are not deemed “filed” for purposes of Section 18 of the Exchange Act or otherwise subject to the liability of that section. Such certifications will not be deemed to be incorporated by reference into any filing under the Securities Act or the Exchange Act, except to the extent that the Registrant specifically incorporates it by reference.