Form 40-F
period 2024-12-31
SNDL Inc.
filed 2025-03-18
CIK 1766600

UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 40-F

☐	REGISTRATION STATEMENT PURSUANT TO SECTION 12 OF THE SECURITIES EXCHANGE ACT OF 1934

OR

☒	ANNUAL REPORT PURSUANT TO SECTION 13(a) OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the fiscal year ended December 31, 2024	Commission File Number 001-39005

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

Copies to:

Ryan Robski Allen Overy Shearman Sterling US LLP 199 Bay Street, Suite 4405 Toronto, Ontario M5L 1E8 (416) 360-8484	Ranjeev Dhillon McCarthy Tétrault LLP Suite 4000 421—7th Avenue SW Calgary, Alberta T2P 4K9 (403) 260-3500

Securities registered or to be registered pursuant to Section 12(b) of the Act.

Title of each class	Trading Symbol(s)	Name of each exchange on which registered
Common Shares, no par value	SNDL	Nasdaq Capital Market

Securities registered or to be registered pursuant to Section 12(g) of the Act: None

Securities for which there is a reporting obligation pursuant to Section 15(d) of the Act: None

For annual reports, indicate by check mark the information filed with this Form:

☒ Annual Information Form	☒ Audited Annual Financial Statements

Indicate the number of outstanding shares of each of the issuer’s classes of capital or common stock as of the close of the period covered by the annual report: 263,021,847

Indicate by check mark whether the Registrant (1) has filed all reports required to be filed by Section 13 or 15(d) of the Exchange Act during the preceding 12 months (or for such shorter period that the Registrant was required to file such reports) and (2) has been subject to such filing requirements for the past 90 days.

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

SNDL Inc. (the “Company” or the “Registrant,” sometimes referred to as “we,” “us” and “our”) is a “foreign private issuer” as defined in Rule 3b-4 under the Securities Exchange Act of 1934, as amended (the “Exchange Act”), and is a Canadian issuer eligible to file its annual report for the year ended December 31, 2024 on Form 40-F (this “Annual Report”) pursuant to the multijurisdictional disclosure system adopted by the U.S. Securities and Exchange Commission (the “SEC”) . The Company’s common shares are listed on the Nasdaq Capital Market (“Nasdaq”) under the trading symbol “SNDL”.

We publish our consolidated financial statements in Canadian dollars using International Financial Reporting Standards as issued by the International Accounting Standards Board. In this Annual Report, unless otherwise specified, monetary amounts are in Canadian dollars, all references to “$,” “C$,” and “dollars” mean Canadian dollars and all references to “US$” or “USD” mean United States dollars.

PRINCIPAL DOCUMENTS

The following documents have been filed as part of this Annual Report as exhibits hereto and are incorporated by reference herein:

Exhibits	Documents

99.1	Annual Information Form of the Company for the year ended December 31, 2024 (the “2024 AIF”)

99.2

Audited Consolidated Financial Statements of the Company and notes thereto for the years ended December 31, 2024 and 2023, together with the reports thereon of the independent registered public accounting firm (the “2024 Financial Statements”)

99.3	Management’s Discussion and Analysis of the Company for the year ended December 31, 2024 (the “2024 MD&A”)

CAUTIONARY NOTE REGARDING FORWARD LOOKING STATEMENTS

A number of statements in the documents incorporated by reference in this Annual Report constitute “forward-looking statements” within the meaning of the U.S. Private Securities Litigation Reform Act of 1995, Section 27A of the U.S. Securities Act of 1933, as amended (the “Securities Act”), and Section 21E of the Exchange Act, and forward-looking information within the meaning of applicable Canadian securities legislation. Please refer to the paragraph under the heading “Forward-Looking Information” in the 2024 AIF, attached as Exhibit 99.1 hereto and forming an integral part of this document, for a discussion of risks, uncertainties and assumptions that could cause actual results to vary from those forward-looking statements.

CONTROLS AND PROCEDURES

Certifications

See Exhibits 99.5, 99.6, 99.7 and 99.8 to this Annual Report.

Disclosure Controls and Procedures

The information provided in the section entitled “Disclosure Controls and Procedures” contained in the 2024 MD&A, filed as Exhibit 99.3 to this Annual Report, is incorporated by reference herein.

Management’s Annual Report on Internal Control Over Financial Reporting

The information provided in the section entitled “Internal Control Over Financial Reporting” contained in the 2024 MD&A, filed as Exhibit 99.3 to this Annual Report, is incorporated by reference herein.

Attestation Report of The Registered Public Accounting Firm

The effectiveness of the Company’s internal control over financial reporting as of December 31, 2024 has been audited by Marcum LLP, an independent registered public accounting firm, as stated in their report which accompanies the 2024 Financial Statements, filed as Exhibit 99.2 to this Annual Report, and is incorporated by reference herein.

Changes In Internal Control Over Financial Reporting

The information provided in the section entitled “Changes In Internal Control Over Financial Reporting” contained in the 2024 MD&A, filed as Exhibit 99.3 to this Annual Report, is incorporated by reference herein.

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

PRINCIPAL ACCOUNTANT FEES AND SERVICES

For details on the Company’s principal accountant fees payable to Marcum LLP (New York, New York, United States; Auditor Firm ID: 688), the Company’s independent auditor, in the fiscal years ended December 31, 2024 and December 31, 2023, as well as a description of the nature of each category of fees, see the information under “Audit Committee Information” in the Company’s 2024 AIF, included as Exhibit 99.1 hereto.

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

NOTICES PURSUANT TO REGULATION BTR

There were no notices required by Rule 104 of Regulation BTR that the Company sent during the year ended December 31, 2024 concerning any equity security subject to a blackout period under Rule 101 of Regulation BTR.

OFF-BALANCE SHEET ARRANGEMENTS

The Company has no off-balance sheet arrangements.

CONTRACTUAL AND OTHER OBLIGATIONS

As of December 31, 2024, and from time to time in the normal course of business the Company is obligated to make future payments. These obligations represent contracts and other commitments that are known and committed. A table setting forth the cash payments related to the Company’s contractual obligations and a discussion thereof are set forth in the section entitled “Contractual Commitments and Contingencies” in the 2024 MD&A, filed as Exhibit 99.3 to this Annual Report, and are incorporated by reference herein.

MINE SAFETY DISCLOSURE

Not applicable.

DISCLOSURE REGARDING FOREIGN JURISDICTIONS THAT PREVENT INSPECTIONS

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

B. Consent to Service of Process

(1) We have previously filed a written consent to service of process on Form F-X with the SEC.

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

SNDL Inc.

Date: March 17, 2025	By:	/s/ Zachary George
	Name:	Zachary George
	Title:	Chief Executive Officer

Exhibit Index

Exhibit Number	Description

97.1	Dodd-Frank Clawback Policy of the Company
99.1	Annual Information Form of the Company for the year ended December 31, 2024
99.2

Audited Consolidated Financial Statements of the Company and notes thereto for the years ended December 31, 2024 and 2023, together with the reports thereon of the independent registered public accounting firm

99.3	Management’s Discussion and Analysis of the Company for the year ended December 31, 2024
99.4	Consent of Independent Registered Public Accounting Firm
99.5	Certification of Principal Executive Officer Pursuant to Rules 13a-14(a) and 15d-14(a) under the Securities Exchange Act of 1934, as Adopted Pursuant to Section 302 of the Sarbanes-Oxley Act of 2002
99.6	Certification of Principal Financial Officer Pursuant to Rules 13a-14(a) and 15d-14(a) under the Securities Exchange Act of 1934, as Adopted Pursuant to Section 302 of the Sarbanes-Oxley Act of 2002
99.7	Certification of Principal Executive Officer Pursuant to 18 U.S.C. Section 1350, as Adopted Pursuant to Section 906 of the Sarbanes-Oxley Act of 2002*
99.8	Certification of Principal Financial Officer Pursuant to 18 U.S.C. Section 1350, as Adopted Pursuant to Section 906 of the Sarbanes-Oxley Act of 2002*
101.INS	Inline XBRL Instance Document–the instance document does not appear in the Interactive Data File as its XBRL tags are embedded within the Inline XBRL document
101.SCH	Inline XBRL Taxonomy Extension Schema With Embedded Linkbase Documents
104	Cover page formatted as Inline XBRL and contained in Exhibit 101

* Such certifications are not deemed “filed” for purposes of Section 18 of the Exchange Act or otherwise subject to the liability of that section. Such certifications will not be deemed to be incorporated by reference into any filing under the Securities Act or the Exchange Act, except to the extent that the Registrant specifically incorporates it by reference.