Form 40-F
period 2025-12-31
SNDL Inc.
filed 2026-03-12
CIK 1766600

UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 40-F

☐	REGISTRATION STATEMENT PURSUANT TO SECTION 12 OF THE SECURITIES EXCHANGE ACT OF 1934

OR

☒	ANNUAL REPORT PURSUANT TO SECTION 13(a) OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the fiscal year ended December 31, 2025	Commission File Number 001-39005

SNDL Inc.

(Exact name of Registrant as specified in its charter)

Not applicable

(Translation of Registrant’s name into English (if applicable))

Alberta

(Province or other jurisdiction of incorporation or organization)

2833

(Primary Standard Industrial Classification Code Number (if applicable))

Not applicable

(I.R.S. Employer Identification Number (if applicable))

#101, 17220 Stony Plain Road NW

Edmonton, AB T5S 1K6

Tel.: (780) 944-9994

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

Securities registered or to be registered pursuant to Section 12(b) of the Securities Exchange Act of 1934 (the “Exchange Act”).

Title of each class	Trading Symbol(s)	Name of each exchange on which registered
Common Shares, no par value	SNDL	Nasdaq Capital Market

Securities registered or to be registered pursuant to Section 12(g) of the Exchange Act: None

Securities for which there is a reporting obligation pursuant to Section 15(d) of the Exchange Act: None

For annual reports, indicate by check mark the information filed with this Form:

☒ Annual Information Form	☒ Audited Annual Financial Statements

Indicate the number of outstanding shares of each of the issuer’s classes of capital or common stock as of the close of the period covered by the annual report: 263,359,123

Indicate by check mark whether the Registrant (1) has filed all reports required to be filed by Section 13 or 15(d) of the Exchange Act during the preceding 12 months (or for such shorter period that the Registrant was required to file such reports) and (2) has been subject to such filing requirements for the past 90 days.

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

Indicate by check mark whether the registrant has filed a report on and attestation to its management’s assessment of the effectiveness of its internal control over financial reporting under Section 404(b) of the Sarbanes-Oxley Act (15 U.S.C. 7262(b)) by the registered public accounting firm that prepared or issued its audit report. ☒

If securities are registered pursuant to Section 12(b) of the Exchange Act, indicate by check mark whether the financial statements of the registrant included in the filing reflect the correction of an error to previously issued financial statements. ☐

Indicate by check mark whether any of those error corrections are restatements that required a recovery analysis of incentive-based compensation received by any of the registrant’s executive officers during the relevant recovery period pursuant to §240.10D-1(b). ☐

Introduction

SNDL Inc. (the “Company” or the “Registrant,” sometimes referred to as “we,” “us” and “our”) is a “foreign private issuer” as defined in Rule 3b-4 under the Exchange Act, and is a Canadian issuer eligible to file its annual report for the year ended December 31, 2025 on Form 40-F (this “Annual Report”) pursuant to the multijurisdictional disclosure system adopted by the U.S. Securities and Exchange Commission (the “SEC”) . The Company’s common shares are listed on the Nasdaq Capital Market (“Nasdaq”) and Canadian Securities Exchange under the trading symbol “SNDL”.

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

PRINCIPAL DOCUMENTS

The following documents have been filed as part of this Annual Report as exhibits hereto and are incorporated by reference herein:

Exhibits	Documents

99.1	Annual Information Form of the Company for the year ended December 31, 2025 (the “2025 AIF”)

99.2

Audited Consolidated Financial Statements of the Company and notes thereto for the years ended December 31, 2025 and 2024, together with the reports thereon of the independent registered public accounting firm (the “2025 Financial Statements”)

99.3	Management’s Discussion and Analysis of the Company for the year ended December 31, 2025 (the “2025 MD&A”)

CAUTIONARY NOTE REGARDING FORWARD LOOKING STATEMENTS

A number of statements in the documents incorporated by reference in this Annual Report constitute “forward-looking statements” within the meaning of the U.S. Private Securities Litigation Reform Act of 1995, Section 27A of the U.S. Securities Act of 1933, as amended (the “Securities Act”), and Section 21E of the Exchange Act, and “forward-looking information” within the meaning of applicable Canadian securities legislation. Please refer to the paragraph under the heading “Forward-Looking Information” in the 2025 AIF, attached as Exhibit 99.1 hereto and forming an integral part of this document, for a discussion of risks, uncertainties and assumptions that could cause actual results to vary from those forward-looking statements.

CONTROLS AND PROCEDURES

Certifications

See Exhibits 99.6, 99.7, 99.8 and 99.9 to this Annual Report.

Disclosure Controls and Procedures

The information provided in the section entitled “Disclosure Controls and Procedures” contained in the 2025 MD&A, filed as Exhibit 99.3 to this Annual Report, is incorporated by reference herein.

Management’s Annual Report on Internal Control Over Financial Reporting

The information provided in the section entitled “Internal Control Over Financial Reporting” contained in the 2025 MD&A, filed as Exhibit 99.3 to this Annual Report, is incorporated by reference herein.

Attestation Report of The Registered Public Accounting Firm

The effectiveness of the Company’s internal control over financial reporting as of December 31, 2025 has been audited by CBIZ CPAs P.C. (“CBIZ”), an independent registered public accounting firm (New York, New York, United States; Auditor Firm ID: 199), as stated in their report which accompanies the 2025 Financial Statements, filed as Exhibit 99.2 to this Annual Report, and is incorporated by reference herein.

Changes In Internal Control Over Financial Reporting

The information provided in the section entitled “Changes In Internal Control Over Financial Reporting” contained in the 2025 MD&A, filed as Exhibit 99.3 to this Annual Report, is incorporated by reference herein.

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

PRINCIPAL ACCOUNTANT FEES AND SERVICES

On October 16, 2025, the Company was notified that, as a result of CBIZ’s acquisition of Marcum’s attestation business, Marcum would resign as the Company’s auditor effective immediately. The audit committee and the Company’s board of directors approved the appointment of CBIZ as the Company’s auditors effective as of October 17, 2025. For details on the aggregate principal accountant fees billed to the Company by CBIZ and Marcum during the fiscal years ended December 31, 2025 and December 31, 2024, as well as a description of the nature of each category of fees, see the information under “Audit Committee Information” in the Company’s 2025 AIF, included as Exhibit 99.1 hereto.

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

NOTICES PURSUANT TO REGULATION BTR

There were no notices required by Rule 104 of Regulation BTR that the Company sent during the year ended December 31, 2025 concerning any equity security subject to a blackout period under Rule 101 of Regulation BTR.

OFF-BALANCE SHEET ARRANGEMENTS

The Company has no off-balance sheet arrangements.

CONTRACTUAL AND OTHER OBLIGATIONS

As of December 31, 2025, and from time to time in the normal course of business the Company is obligated to make future payments. These obligations represent contracts and other commitments that are known and committed. A table setting forth the cash payments related to the Company’s contractual obligations and a discussion thereof are set forth in the section entitled “Contractual Commitments and Contingencies” in the 2025 MD&A, filed as Exhibit 99.3 to this Annual Report, and are incorporated by reference herein.

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

SNDL Inc.

Date: March 11, 2026	By:	/s/ Zachary George
	Name:	Zachary George
	Title:	Chief Executive Officer

Exhibit Index

Exhibit Number	Description

97.1	Dodd-Frank Clawback Policy of the Company (incorporated by reference to Exhibit 97.1 to the Registrant’s annual report on Form 40-F, filed with the SEC on March 17, 2025)
99.1	Annual Information Form of the Company for the year ended December 31, 2025
99.2

Audited Consolidated Financial Statements of the Company and notes thereto for the years ended December 31, 2025 and 2024, together with the reports thereon of the independent registered public accounting firm

99.3	Management’s Discussion and Analysis of the Company for the year ended December 31, 2025
99.4	Consent of Independent Registered Public Accounting Firm
99.5	Consent of Independent Registered Public Accounting Firm
99.6	Certification of Principal Executive Officer Pursuant to Rules 13a-14(a) and 15d-14(a) under the Securities Exchange Act of 1934, as Adopted Pursuant to Section 302 of the Sarbanes-Oxley Act of 2002
99.7	Certification of Principal Financial Officer Pursuant to Rules 13a-14(a) and 15d-14(a) under the Securities Exchange Act of 1934, as Adopted Pursuant to Section 302 of the Sarbanes-Oxley Act of 2002
99.8	Certification of Principal Executive Officer Pursuant to 18 U.S.C. Section 1350, as Adopted Pursuant to Section 906 of the Sarbanes-Oxley Act of 2002*
99.9	Certification of Principal Financial Officer Pursuant to 18 U.S.C. Section 1350, as Adopted Pursuant to Section 906 of the Sarbanes-Oxley Act of 2002*
101.INS	Inline XBRL Instance Document–the instance document does not appear in the Interactive Data File as its XBRL tags are embedded within the Inline XBRL document
101.SCH	Inline XBRL Taxonomy Extension Schema With Embedded Linkbase Documents
104	Cover page formatted as Inline XBRL and contained in Exhibit 101

* Such certifications are not deemed “filed” for purposes of Section 18 of the Exchange Act or otherwise subject to the liability of that section. Such certifications will not be deemed to be incorporated by reference into any filing under the Securities Act or the Exchange Act, except to the extent that the Registrant specifically incorporates it by reference.